Exhibit 99.1

Confidential Materials omitted and filed separately with the

Securities and Commission. Double asterisks denote omissions.

CUSTOMER CARE AND BILLING SERVICES AGREEMENT

BETWEEN

SPRINT/UNITED MANAGEMENT COMPANY

(“Sprint”)

AND

AMDOCS SOFTWARE SYSTEMS LIMITED

(“Amdocs”)

October 1, 2012

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LIST OF EXHIBITS AND SCHEDULES

Schedule	Title
Schedule A	Scope of Services
Schedule B	Roles and Responsibilities
Schedule C1	Creditable Performance Specifications (CPSs) (expiring December 31, 2013)
C1-RET Retail Creditable Performance Specifications (CPSs) C1-WHL Wholesale Creditable Performance Specifications (CPSs)
Schedule C2	Creditable Performance Specifications (CPSs) (effective as of January 1, 2014)
C2-PRE Prepaid Creditable Performance Specifications (CPSs) C2-POST Postpaid Creditable Performance Specifications (CPSs) C2-WHL Wholesale Creditable Performance Specifications (CPSs)
Schedule D1	Charges (expiring January 31, 2014)
Schedule D2	Charges (effective as of February 1, 2014)
Schedule E	Data Centers
Schedule F	[Reserved]
Schedule G	Key Personnel and Steering Committee
Schedule H	[Reserved]
Schedule I	Exit Fee Computation
Schedule J	Diversity Policy
Schedule K1	Legacy Additional Services (expiring January 31, 2014)
Schedule K2	Legacy Additional Services (effective as of February 1, 2014)
Schedule L1	Envelope Parameters (expiring January 31, 2014)
Schedule L2	Envelope Parameters (effective as of February 1, 2014)
Schedule M	[Reserved]
Schedule N	Party Competitors
Schedule O	Sprint Third Party Materials
Schedule P	[Reserved]
Schedule Q	Form of Additional Services Order
Schedule R	[Reserved]
Schedule S	[Reserved]
Schedule T	[Reserved]
Schedule U	Services Matrix
Schedule V	Data Retention Requirements
Schedule W	Fast Track Procedure
Schedule X	[Reserved]
Schedule Y	Privacy and Security Attachment
Schedule Z	Scoping Team Monthly Report

Exhibits
Exhibit A	Electronic Payment Platform
Exhibit B	Form of Statement by Sprint Regarding Termination
Exhibit C	Post-Termination Maintenance Terms and Conditions

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CUSTOMER CARE AND BILLING SERVICES AGREEMENT

THIS CUSTOMER CARE AND BILLING SERVICES AGREEMENT (“Agreement”) is made as of the 1st day of October, 2012 (the “Effective Date”) by and between SPRINT/UNITED MANAGEMENT COMPANY, a corporation organized under the laws of the State of Kansas, having offices at 6200 Sprint Parkway, Overland Park, KS 66251 (hereinafter referred to as “Sprint”); and AMDOCS SOFTWARE SYSTEMS LIMITED, a company incorporated under the laws of Ireland having offices at Earlsfort Center, Earlsfort Terrace 1 Dublin 2, Ireland (hereinafter referred to as “Amdocs”).

RECITALS

A. Sprint, with its Affiliates, operates a wireless mobile communications network.

B. Amdocs provides customer care and billing software and services for operators of wireless mobile communications networks.

C. Amdocs and Nextel Finance Company, an Affiliate of Sprint, entered into that certain Customer Care and Billing Services Agreement dated January 1, 2000, and as amended (the “Original Agreement”), pursuant to which Amdocs provides customer care and billing systems and related services for the wireless mobile communications network historically operated by Nextel.

D. Amdocs and Sprint entered into that certain Amended and Restated Customer Care and Billing Services Agreement dated July 1, 2006, as amended (the “2006 Agreement”) which amended and restated the Original Agreement, pursuant to which Amdocs provided customer care and billing systems and related services to Sprint and its Affiliates.

E. Sprint and Amdocs have executed a number of amendments to the 2006 Agreement since its initial execution as well as a number of Additional Services Orders thereunder, which Sprint and Amdocs desire to consolidate into a single “clean” agreement, while making further modifications to the terms and conditions under which Sprint and Amdocs will continue the relationship they have under the 2006 Agreement. Therefore, Sprint and Amdocs are entering into this Agreement which reflects the terms and conditions under which Amdocs will continue to provide such systems and services to Sprint and its Affiliates on a going forward basis as of the Effective Date, and upon execution of this Agreement by the Parties, the 2006 Agreement will expire.

F. For and in consideration of the mutual promises and covenants contained herein, the Parties, intending to be legally bound, hereby contract and agree as follows (capitalized terms herein not otherwise defined being used as defined in Article 12):

1	2006 AGREEMENT

This Agreement is effective as of the Effective Date at 12:01am (the “Transition Time”). The Parties agree that (i) effective at the Transition Time, the 2006 Agreement will be deemed

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expired by mutual agreement of the Parties (the “Expiration”), (ii) no Exit Fee (solely for purposes of this paragraph, as such term is defined in the 2006 Agreement), or other amount otherwise triggered by expiration or termination of the 2006 Agreement, is payable by virtue of the Expiration, (iii) Amdocs has no obligation to perform Disentanglement Services (solely for purposes of this paragraph, as such term is defined in the 2006 Agreement) in respect of the Expiration and (iv) no release will be made of any portion of the Escrow Deposit (solely for purposes of this paragraph, as such term is defined in the 2006 Agreement) in respect of the Expiration. Sprint and Amdocs each hereby forever release the other and their respective Affiliates from any claim, obligation or liability under the 2006 Agreement arising out of or related to (x) any delay in the achievement of the Final Conversion Milestone (as such term is defined in the 2006 Agreement) or (y) the calculation of the amount of, or the payment or non-payment of, any Minimum Subscriber Commitment (solely for purposes of this paragraph, as such term is defined in the 2006 Agreement). The Parties agree that (i) except as provided in the preceding sentence, any intellectual property rights granted or reserved, and any claim, obligation or liability relating to acts or omissions carried out or required to have been carried out, pursuant to the 2006 Agreement prior to the Transition Time will continue to be determined pursuant to the terms of the 2006 Agreement and (ii) the terms and conditions set forth in this Agreement will apply to the Services and other performance, obligations, acts and omissions of the Parties hereunder on or after the Transition Time.

2	AMDOCS SERVICES

2.1 Generally

Amdocs will perform the Services in accordance with this Agreement and will provide personnel and expertise and perform professional and technical services so as to fulfill all of its responsibilities and obligations described in this Agreement and each Additional Services Order hereunder pursuant to and in accordance with the terms of this Agreement and the applicable Additional Services Orders. Amdocs agrees, at its own expense, to procure, operate, and maintain the Software/Hardware Environments, and to provide Documentation and other deliverables required herein, and technical, professional, and training services and other resources that are necessary or appropriate in order to accomplish the foregoing, as provided for in this Agreement and in accordance therewith. The Services will include the following:

2.1.1 the services, functions and responsibilities described in Schedule A (Scope of Services).

2.1.2 the services, functions and responsibilities described elsewhere in this Agreement and its Schedules and Exhibits including but not limited to:

(a) Releases, as further described in Section 2.2 (Releases);

(b) Maintenance Services, as further described in Section 2.3 (Maintenance Services);

(c) Committed Operation Services, as further described in Section 2.4 (Committed Operation Services);

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(d) Training Services, as further described in Section 2.5 (Training Services);

(e) Upgrades and Enhancements, as further described in Section 2.6 (Upgrades and Enhancement);

(f) Legacy Additional Services, as further described in Section 2.7 (Legacy Additional Services) and Schedule K (Legacy Additional Services). For the purposes of this Agreement, any reference to Schedule K will be deemed a reference to Schedule K1 from the Effective Date through January 31, 2014 and a reference to Schedule K2 from and after February 1, 2014 replacing Schedule K1 in its entirety);

(g) Additional Services procured by an Additional Services Order or by the Fast Track Procedure, as further described in Section 2.8 (Additional Services; Fast Track Procedure); and

(h) business continuity and Disaster recovery, as further described in Section 2.9 (Business Continuity and Disaster Recovery).

(i) the Disentanglement Services, as further described in Section 6.5 (Transfer Assistance (Disentanglement)), as applicable.

2.2 Releases

2.2.1 Release Process Generally

(a) The Parties will hold periodic, detailed discussions, as necessary, regarding the scope and timetable of any releases of the Customized Product (each a “Release” and, collectively, the “Releases”) to be developed in any certain calendar year. The Parties anticipate that there may be up to [**] such Releases per year. Prior to the start of each calendar year, the Parties will discuss an overall plan, potential projects, funding requirements, and timelines for all of the Releases that are to be developed by Amdocs during that year.

(b) The obligations of Amdocs with respect to each Release, and each Project within a Release, will be deemed “Services” under this Agreement and each Release will be governed by all the terms and conditions of this Agreement, to the extent that such terms are not inconsistent with those agreed to by the Parties with respect to such Release as set forth in the Additional Services Order and/or other documentation signed by the parties in respect to such Release.

2.2.2 Scoping Services and HLCEs

(a) Upon written notification from Sprint of a Concept, Amdocs will provide Sprint “Scoping Services”, which is defined collectively as: (i) Define Phase Services; (ii) Discover Phase Services; and (iii) Design Phase Services, all as described further in Schedule K (Legacy Additional Services).

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(b) As part of the Scoping Services, Amdocs will, upon notification by Sprint of a Concept, generate a High Level Cost Estimate (or “HLCE”), among other things. If, after review of the HLCE, Sprint decides, in its sole discretion, to move forward with the Project that is the subject of the HLCE, then Amdocs will, as part of the Scoping Services, promptly deliver an Impact Assessment document (or “IA”), including an HLE of the required funding for the Project. Amdocs cannot proceed with Project development until Sprint has issued a Work Authorization.

2.2.3 Release ASOs

Each year, Sprint may issue, in its discretion, [**] Release ASOs per Release, to fund Projects for Development Services, training and/or Release support for inclusion in a Release. Sprint will only pay Amdocs for Projects properly authorized via a Work Authorization for said Projects. Sprint has no obligation to release any Work Authorization, notwithstanding its inclusion in a Release ASO.

2.2.4 Work Authorization

(a) In the event Sprint approves, in its sole discretion, the Impact Assessment document proposed by Amdocs for any Project, Sprint will issue a Work Authorization to Amdocs for Amdocs to proceed with Project Development. Any development, training and Release support Services to be provided by Amdocs will be defined by the Work Authorization and any applicable parts of Schedule K (Legacy Additional Services). To bind the Parties, a Work Authorization for development, training and Release support services must reference a Project number and Milestone 1 and Milestone 2 payment terms.

(b) Upon receipt of a Work Authorization, Amdocs personnel are authorized to commence the Project Development Services as described in the Work Authorization, in accordance with the number of development hours provided in the Work Authorization. A Change Request will be required for any changes to the scope and/or schedule of an authorized Project.

2.3 Maintenance Services

During the Term, Amdocs will perform the maintenance services included in Schedule B (Roles and Responsibilities) (the “Maintenance Services”) and in accordance with applicable service level requirements.

2.4 Committed Operation Services

During the Term, Amdocs will perform the operation services set forth in Schedule B (Roles and Responsibilities) (the “Committed Operation Services”) and in accordance with the applicable service level requirements.

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2.5 Training Services

Amdocs will provide the training Services set forth (i) in Schedule B (Roles and Responsibilities), such training Services consisting solely of updates to training materials, and (ii) in or under any Additional Services Orders, as applicable. In the event that Sprint requests Amdocs to conduct additional training sessions, Amdocs agrees to conduct additional training sessions, charging Sprint at the Amdocs Rate for such additional training sessions. Amdocs agrees to provide the Training Environment in accordance with Section 2 of Schedule K1 (Legacy Additional Services) prior to February 1, 2014 and in accordance with Section 1 of Schedule K2 (Legacy Additional Services) from and as of February 1, 2014. Amdocs will also create and develop training materials and user documentation for such training Services as may be required in or under any Additional Services Orders, including, without limitation, as set forth in authorized Projects. Amdocs will perform training Services, as applicable, at locations in the United States designated by Sprint and utilizing adequate numbers of qualified trainers.

2.6 Upgrades and Enhancements

Amdocs will install and implement upgrades for, and will refresh, the assets used by Sprint, Sprint’s Affiliates, Amdocs, or Third Parties in connection with the provision of the hosted solution portion of the Services. Further, Amdocs agrees to provide (as a component of the Maintenance Services) all upgrades and enhancements to the Customized Product required to ensure that the bills and services provided by Amdocs to Sprint under the Agreement comply with any and all regulatory requirements, including without limitation, those requirements promulgated by the Federal Communications Commission and the US Department of Justice. Any Customization hours for such upgrades and enhancements initiated at the request of Sprint will be performed by Amdocs pursuant to an Additional Services Order. Amdocs will schedule such upgrades and enhancements in advance and in such a way as to minimize any interruption or disruption of Services to Sprint. Each Party agrees to notify, and coordinate with, the other Party prior to acquiring, maintaining, upgrading, or refreshing any assets if such acquisition, maintenance, upgrade, or refreshment (an “Asset Upgrade”) could reasonably be expected to result in additional costs to the other Party. In addition, Amdocs will be required to obtain the written consent of Sprint prior to undertaking any Asset Upgrade, if such Asset Upgrade could be reasonably likely to result in any additional cost to Sprint hereunder or any diminution in the nature or level of any portion of the Services.

2.7 Legacy Additional Services

Existing Additional Services under the 2006 Agreement that are described in Schedule K (Legacy Additional Services) are ongoing and will continue to be provided by Amdocs to Sprint (the “Legacy Additional Services”). Legacy Additional Services described in Section 1 of Schedules K1 and K2 (Legacy Additional Services) are included in, and solely funded through, the Monthly Subscriber Fees as described in Schedules D1 and D2 (Charges), respectively. The annual cancellation credit of each Legacy Additional Service is also provided in Section 1 of Schedule K2 (Legacy Additional Services). Should Sprint terminate any Legacy Additional Services identified in Section 1 of Schedule K2 (Legacy Additional Services) on or after February 1, 2014, Amdocs will provide Sprint with a cancellation credit as described in Section 1 of Schedule K2 (Legacy Additional Services) for the remaining pro-rata value of the terminated Service to be applied against the Monthly Subscriber Fees. Legacy Additional

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Services described in Section 2 of Schedule K (Legacy Additional Services) are not included in or funded by the Monthly Subscriber Fees, and charges for Services identified in Section 2 of Schedule K (Legacy Additional Services), including any applicable cancellation credits, are provided therein.

2.8 Additional Services; Fast Track Procedure

2.8.1 Additional Services

(a) The Parties may agree from time to time, by an Additional Services Order, to add Additional Services to the scope of this Agreement. Additional Services Orders will be substantially in the form of Schedule Q (Form of Additional Services Order) attached hereto and made a part hereof and the applicable provisions of the Agreement relating to the Additional Services (mainly, those relating to Schedules A (Scope of Services), B (Roles and Responsibilities), C (CPSs), D (Charges), I (Exit Fee Computation), L (Envelope Parameters) and O (Sprint Third Party Materials)) will apply, respectively, to the corresponding Sections of the Additional Services Order.

(b) The Additional Services Order will also serve, if applicable, and as provided in such Additional Services Order, as an amendment to the Agreement. Amdocs will provide the Additional Services as set forth in the Roles and Responsibilities section of the Additional Services Order and technical, professional, and training services and other resources that are necessary or appropriate in order to accomplish the foregoing, as provided for in the Additional Services Order and in accordance therewith.

2.8.2 Fast Track Procedure

(a) Sprint may order select services or product enhancements from Amdocs by following the Fast Track Procedure attached hereto as Schedule W (Fast Track Procedure). Sprint Non-Executive Personnel may elect to submit to Amdocs, one or more Production Change Requests (or “Production CRs”). Amdocs will, upon receipt of a Production CR, generate an HCLE for the development of the Production CR, and the Parties will meet to discuss the Production CR requirements and proposed solution. If, at its sole discretion, Sprint approves the Production CR, it will issue a Work Authorization for Amdocs to begin development. Amdocs may only commence development upon receipt of a Work Authorization from Sprint.

(b) Any changes or cancellations to an already approved Production CR will be in accordance with the requirements set forth in Schedule W (Fast Track Procedure). Any disputes regarding Production CRs will be resolved by the escalation procedures set forth in Section 8 of Schedule W (Fast Track Procedure).

2.9 Business Continuity and Disaster Recovery

Amdocs will at all times until the Expiration Date, comply with and provide the business continuity services and Disaster recovery services as specified in the Disaster Recovery Plan and similar Services that are specified in each Additional Services Order. In the event of a

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disaster, personnel ordinarily assigned to the performance of other Services for Sprint under this Agreement will, as mutually agreed by the Parties, be made available to perform business continuity and Disaster recovery services in cooperation with Sprint.

2.9.1 Disaster Recovery Plan

The Disaster Recovery Plan may be updated from time to time, to describe, in no lesser detail than the current plan, the manner in which Amdocs will perform backup, contingency operations, and disaster recovery functions, and will include: (i) the required recovery times for the Services in accordance with Schedule C (Creditable Performance Specifications (CPSs)) (for the purposes of this Agreement, any reference to Schedule C will be deemed a reference to Schedule C1 from the Effective Date through December 31, 2013 and a reference to Schedule C2 from and after January 1, 2014 (replacing Schedule C1 in its entirety)); (ii) redundancy provisions to eliminate single points of failure; (iii) business continuity measures, including physical security, UPS systems with diesel power backup, data backup and storage policies, failover procedures, redundant network connections, redirection of network communications traffic from primary to alternate sites, fire protection systems, and disaster prevention measures for each location from which Amdocs provides Services. The Disaster Recovery Plan will also provide that: (i) Amdocs will[**] purchase and maintain during the Term, an alternate data center site and the hardware and software required for the provision of Disaster recovery services; (ii) alternate routing of Sprint’s WAN (Wide Area Network) to the alternate data center site will be Sprint’s responsibility; (iii) Amdocs will be required to conduct a full test of the processes set forth in the Disaster Recovery Plan on an annual basis, and incremental testing in accordance with the Disaster Recovery Plan, and that Sprint will be permitted to oversee, and audit the results of, any such testing; and (iv) Amdocs will be responsible for [**] associated with the Disaster Recovery Plan, including but not limited to, the testing, implementation and execution thereof; provided, however, that Sprint will be responsible for [**] incurred by Sprint to perform any obligations contained in the Disaster Recovery Plan that are specifically described in such Disaster Recovery Plan as the obligations of Sprint. The Disaster Recovery Plan, including any updates, and all applicable documentation, will be subject to Sprint’s approval which will not be unreasonably withheld. Amdocs will provide Sprint with any Disaster Recovery Plan updates within a reasonable time after such update goes into effect. Amdocs will comply with the requirements of such documents and Disaster Recovery Plan and may not materially change or reduce the scope of the Disaster Recovery Plan without Sprint’s prior written approval. For requirements outside the scope of the Disaster Recovery Plan, the Key Executive Personnel from each Party will meet to address Sprint’s additional scoping requirements, with any unresolved issues raised to the Steering Committee for resolution.

2.9.2 Cutover to Alternate Data Center

Amdocs will provide Sprint written notice in the event that Amdocs believes that an event that constitutes a Disaster has occurred, but Sprint reserves final authority to determine whether to cutover to the alternate data center site in accordance with the Disaster Recovery Plan. If a Disaster has occurred and Sprint does not so grant Amdocs authority to cutover to the alternate data center site, then any Amdocs failure to perform the Services in accordance with the terms of this Agreement directly resulting from not exercising the cutover to

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the alternate data center site will be excused to such extent until the earlier of (i) successful cutover to the alternate data center site following subsequent authorization by Sprint to cutover to the alternate data center site or (ii) the conclusion of the Disaster; provided that Amdocs has complied with the procedural requirements set forth in Section 10.4 (Delay) with respect to Delay (i.e., written notice and cure period for Sprint) and Amdocs uses commercially reasonable efforts to mitigate the effects of the Disaster and reestablish full performance of the Services, notwithstanding any inability to cutover to the alternative data center site.

2.10 Creditable Performance Specifications

2.10.1 Commitment to CPSs

Except as otherwise specified in this Agreement, Amdocs will perform all Services at least in accordance with the CPSs. The CPSs for the Services to be performed under this Agreement prior to January 1, 2014 are set forth in Schedule C1 (Creditable Performance Specifications (CPSs)) and the CPSs for the Service to be performed under this Agreement from and after January 1, 2014 are set forth in Schedule C2 (Creditable Performance Specifications (CPSs)). Any future applications developed by Amdocs pursuant to the terms hereof will incorporate methods permitting measurement of CPSs.

2.10.2 CPS Measurement and Reporting

Amdocs will measure and report its performance results against, and otherwise comply with, the CPSs, and the Parties will meet to discuss such results, in the manner set forth in Schedule C (Creditable Performance Specifications (CPSs)).

2.10.3 [**] and Resolution

Within [**] calendar days of Amdocs’ discovery of, or if earlier, Amdocs’ receipt of a notice from Sprint in respect of (i) [**]; or (ii) [**] in accordance with this Agreement, including any instances, in which Amdocs’ performance with respect to any CPS is rated as [**] pursuant to the methodology set forth in Schedule C (Creditable Performance Specifications (CPSs)), Amdocs will: (A) [**] to identify the [**]; (B) promptly commence and diligently pursue the [**] (regardless of whether or not caused by Amdocs); and (C) as soon as practicable, provide Sprint with a [**]. The [**] will be performed [**], and, if Sprint determines in its reasonable discretion that [**] is [**] percent ([**]%) or more responsible for [**], Sprint will be entitled to (i) [**], (ii) the [**], and [**]. In the event that [**] determines in its reasonable discretion that [**] is equal to or greater than [**] percent ([**]%) but less than [**]percent ([**]%), [**], the determination of the Parties’ [**], and of the application of [**]. In the event [**] determines in its reasonable discretion that [**] is less than [**] percent ([**]%) [**], Amdocs will neither have [**], nor [**]. In the event that [**] with any [**] regarding [**] of [**] pursuant to this clause (c), [**] in accordance with Section 4.5 (Dispute Resolution) hereof.

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2.10.4 Envelope Parameters

Sprint will (to the extent it is reasonably able to) provide Amdocs with advance notice of, and the Parties will discuss, significant increases or decreases in Sprint’s Services requirements, and any anticipated deviation from the parameters specified in Schedule L (Envelope Parameters). For the purposes of this Agreement, any reference to Schedule L will be deemed a reference to Schedule L1 from the Effective Date through January 31, 2014 and a reference to Schedule L2 from and after February 1, 2014 (replacing Schedule L1 in its entirety). Deviations from the parameters specified in Schedule L (Envelope Parameters) will result in modifications to the CPS, and/or the imposition of additional fees payable by Sprint to Amdocs hereunder, as the case may be, during the term of the deviation, in accordance with Schedule L (Envelope Parameters) hereto.

2.11 Location of Service Providers

Amdocs will perform the Committed Operations Services at the Data Centers and will locate the primary Data Center within the United States. Performance of the Committed Operations Services at the Data Center outside the United States will be subject to the restrictions set forth in this Agreement, including Section 7.8 (Services from [**]). Subject to the other terms and conditions of this Agreement, Amdocs will be permitted to amend Schedule E (Data Centers) to include additional locations (“Additional Data Centers”); provided however, that any such Additional Data Center will be subject to the reasonable approval of Sprint. In exercising its discretion to approve an Additional Data Center, the Parties agree and acknowledge that it is Sprint’s reasonable preference that the Services generally be performed in the United States. In addition, Amdocs acknowledges and agrees that support activities and Maintenance Services often require communication made extremely difficult if Amdocs personnel performing such Services are located outside the United States. In the event that Amdocs elects to perform certain of the Services outside the United States (including those cases where Sprint has approved an Additional Data Center located outside the United States), (i) no CPSs will be adjusted due to such Services being performed outside of the United States, (ii) such Services will be performed in accordance with the restrictions set forth in this Agreement, including Section 7.8 (Services from [**]), and (iii) Amdocs will ensure that (A) the Services will be performed either less expensively or more efficiently outside the United States and (B) Sprint will suffer no adverse consequence from the Services being performed outside the United States.

2.12 Non-Exclusivity

[**] during the Term; provided that Sprint will remain responsible for all of the obligations and commitments specifically applicable to it hereunder (including any Minimum Subscriber Commitment).

2.13 Sprint Parties

2.13.1 The Parties agree that [**] (i) [**] wireless telecommunications services [**] and (ii) in [**] such telecommunications services, [**] contained in the Agreement, [**] in accordance with the terms hereof. In the event that the benefits of this Agreement [**] hereunder [**] to provide [**] requested for [**].

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2.13.2 Amdocs agrees that, at Sprint’s request, [**]. In such event, the terms and conditions of [**]. For the purposes of this Agreement, any reference to Schedule D will be deemed a reference to Schedule D1 from the Effective Date through January 31, 2014 and a reference to Schedule D2 from and after February 1, 2014 (replacing Schedule D1 in its entirety). In addition, the Parties agree that [**] will be taken into account [**], in determining whether [**].

3	RESPONSIBILITIES OF SPRINT

3.1 Generally

Sprint agrees to perform the tasks specifically identified as Sprint tasks on Schedule B (Roles and Responsibilities). Sprint may use Subcontractors or a Third Party Provider to perform any service required to be performed by it hereunder; provided, however, that Sprint agrees not to use any such Subcontractor to perform any tasks designated as Sprint tasks in Schedule B (Roles and Responsibilities) that are related to development of the Customized Product, if such Subcontractor is an Amdocs Competitor; provided further, however, that the restriction contained in the preceding clause will not prohibit Sprint from using the services of any Subcontractor that is an Amdocs Competitor, provided such Amdocs Competitor (i) signs a confidentiality agreement with Amdocs that contains confidentiality provisions substantially similar to those set forth in Section 7 (Confidential Information and Security) and (ii) is not permitted access to source code or Documentation for the Customized Product; provided further, however, that any Amdocs Competitor will be permitted to design or construct technology that interfaces with the Customized Product, provided that such Subcontractor satisfies the requirement set forth in the preceding clause (i).

3.2 Overhead; Supplies

In the case of, or to the extent that any of the Services are to be performed by Amdocs at Sprint’s premises, Sprint will provide to Amdocs, to the extent reasonably available from Sprint’s existing resources at the time it is determined such Services are to be performed by Amdocs at Sprint’s premises, [**] such space, office furnishings, janitorial service, telephone service (for calls within the United States), utilities (including air conditioning), office-related equipment (excluding computers), supplies, duplicating services, and premises security services in Sprint’s facilities as Amdocs reasonably requires in connection with the performance of the Services, consistent with those that Sprint provides for its own personnel. At all Sprint facilities, Sprint will provide Amdocs reasonable access to and use of Sprint’s voice and data telecommunications equipment and telecommunications lines (for use with communications within the United States), including printers, terminals, and cabling. In addition, Sprint will provide Amdocs with a data line connected to those Amdocs’ Data Centers, and to a development center designated by Amdocs; provided that such Data Centers and development center are located in the United States. Sprint will give Amdocs access to such facilities [**]; provided that: (i) Amdocs complies with Sprint’s security requirements and (ii) Amdocs schedules such access so as to minimize any impact on the running of Sprint’s business. Sprint will be responsible for [**] at Sprint’s facilities that the Parties agree are required for Amdocs to provide the Services. For avoidance of doubt, in no event will this provision [**] to obtain new or additional, or retain existing, office space for the purpose of being able to provide Amdocs Sprint premises from which to perform Services but rather Sprint will re-allocate existing available premises for such purpose.

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4	RELATIONSHIP MANAGEMENT

4.1 Steering Committee

The Parties will establish and maintain a Steering Committee, which will be composed of an equal number of Amdocs’ representatives and Sprint’s representatives. The initial representatives and their positions with Sprint and Amdocs, respectively, are set forth in Schedule G (Key Personnel and Steering Committee). The members appointed by either Party may be replaced at the discretion of such Party. The general responsibilities of the Steering Committee will be to: (i) monitor the performance of the Services; and (ii) analyze and attempt to resolve matters referred by Key Executive Personnel pursuant to Section 4.5 (Dispute Resolution). The Steering Committee will meet as frequently as requested by either Party, not to exceed once every [**] days, with at a minimum, [**] business days’ prior written notice, to discuss the status of the Services and significant events that have occurred since the previous meeting. Among other topics to be identified by each Party, the Steering Committee will discuss (a) a joint road map that will advance Sprint’s strategic business goals and (b) the use of Amdocs’ next generation products and services to support such road map.

4.2 Key Personnel

4.2.1 Amdocs’ Key Personnel

Each of Amdocs’ Key Executive Personnel and Key Non-Executive Personnel (collectively referred to as “Amdocs Key Personnel”) are identified in Schedule G (Key Personnel and Steering Committee), as may be amended from time to time during the Term. Amdocs will use all reasonable efforts to retain its Key Personnel and will not reassign any of Amdocs’ Key Personnel during the Term, except in the event of termination of employ of an individual either by Amdocs or by the employee, without Sprint’s prior written consent to an appropriate transition plan and at least [**] calendar days in advance (such consent not to be unreasonably withheld), to other functions if doing so would require the alteration or reduction of such Key Personnel’s contribution to, or involvement with, Amdocs’ obligations under this Agreement. Amdocs will always coordinate with Sprint any reassignment resulting in alteration or reduction of time expended by personnel in performance of Amdocs’ duties under this Agreement. Notwithstanding any of the foregoing, Key Non-Executive Personnel may be assigned additional functions so long as such Key Non-Executive Personnel retain the ability to continue to provide services under this Agreement. If any one of Amdocs’ Key Personnel is reassigned and therefore becomes unable to perform the functions or responsibilities assigned to him or her, or is no longer employed by Amdocs, Amdocs will promptly replace such person with another person at least as well qualified who will promptly become knowledgeable regarding the Services. Sprint will not be assessed any charges for any Services performed by, or otherwise with respect to, such person replacing Key Personnel (or any replacement made pursuant to Section 4.2.6 (Individual Performance)) during his or her [**] as the replacement person. For the avoidance of doubt, Amdocs may promote any of its Key Personnel, provided that any such promotion does not result in Amdocs violating the above restriction on reassigning

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its Key Personnel. Amdocs’ Key Non-Executive Personnel will act as the primary liaisons between Amdocs and Sprint’s Key Non-Executive Personnel. In addition to the above, the Parties will review on at least an annual basis the list of Amdocs’ Key Personnel and mutually agree to any additions and deletions thereto.

4.2.2 Sprint’s Key Personnel

Each of Sprint’s Key Executive Personnel and Key Non-Executive Personnel (collectively referred to as “Sprint’s Key Personnel”) are identified in Schedule G (Key Personnel and Steering Committee), as may be amended from time to time during the Term. If any one of Sprint’s Key Personnel is unable to perform the functions or responsibilities assigned to him or her in connection with this Agreement, or if he or she is no longer employed by Sprint, Sprint will promptly replace such person or reassign the functions or responsibilities to another person. Sprint’s Key Non-Executive Personnel will act as the primary liaisons between Sprint and Amdocs’ Key Non-Executive Personnel. In addition to the above, the Parties will review on at least an annual basis the list of Sprint’s Key Personnel and mutually agree to any additions and deletions thereto.

4.2.3 Additional Personnel

In addition to Amdocs’ Key Personnel, Amdocs will make available such additional Amdocs Personnel as are necessary to properly perform the Services.

4.2.4 Non-Solicitation of Employees

During the Term and for [**] months thereafter, neither Party will, without the other Party’s prior written consent, which may be withheld in such Party’s sole discretion, directly or indirectly solicit any employee of the other Party whose duties and responsibilities include: (i) participation, directly or indirectly, in the performance of this Agreement; or (ii) the performance of other information or technology services; to leave the other Party’s employ in order to accept employment with the soliciting Party, its Affiliates, or contractors or any other Person.

4.2.5 Responsibility of Personnel

Each Party will be responsible for the management, direction, control, supervision and compensation of its own employees.

4.2.6 Individual Performance

Notwithstanding Section 4.2.1 (Amdocs’ Key Personnel), if Sprint believes that the performance or conduct of any person or Subcontractor employed or retained by Amdocs to perform the Services is, for any reason, unsatisfactory to Sprint or is not in compliance with the provisions of this Agreement, Sprint may so notify Amdocs and upon any such notice Amdocs will promptly remedy the performance or conduct of such person, or, at Sprint’s reasonable request, replace such person with another person reasonably acceptable to Sprint.

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4.3 Dedicated Hardware

In the event that Amdocs will provide services to any Third Party using hardware with which Amdocs provides Services to Sprint hereunder, such use with such Third Party will be subject to all relevant confidentiality and security related provisions of this Agreement.

4.4 Acceptance Testing

4.4.1 Software Component Testing

(a) Amdocs will design, develop and execute the Unit Testing, Sub System Testing, Amdocs Integration Testing, and System Testing, of the Customized Product, all components thereof and any other software to be provided hereunder in connection with each Release. The Parties will conduct the Testing Activities (as defined below) in accordance with the process set forth below in order to verify compliance of the Customized Product with the applicable Impact Assessment Document and Amdocs will provide such assistance and cooperation to Sprint as is reasonably requested by Sprint in connection with Integrated System Testing, Performance Testing, and Acceptance Testing in accordance with this Agreement, including Schedule B (Roles and Responsibilities) (collectively, the “Amdocs Testing Activities”). With the reasonable assistance of Amdocs, Sprint will conduct Integrated System Testing, Performance Testing, and Acceptance Testing and assist Amdocs with System Testing of the Customized Product (collectively, the “Sprint Testing Activities,” and collectively with the Amdocs Testing Activities, the “Testing Activities”). Amdocs must meet the System Testing exit criteria prior to Acceptance Test or as agreed between the two parties. The Parties will commence good faith discussions to set a System Testing exit criteria as well as the decisive factors that needs to be met by the Parties prior to the System Testing exit date. For Amdocs’ System Testing activities, Sprint will provide Amdocs, at least [**] days, or other timeframe as agreed upon by the Parties, to the commencement of the Acceptance Testing referred to herein below, with all of the test cases to be used by Sprint for the Sprint Testing Activities. For all Testing Activities, Amdocs will provide Sprint, upon prior request, with access to any test case databases, test cases executed, test data used, defect logs, test entrance and exit criteria, and data from Amdocs’ data extraction tool, and any relevant test result documentation. Sprint will also provide access to its defect management tool to all relevant Amdocs personnel for the purposes of fixing defects opened by Sprint. In addition, Sprint will provide Amdocs with reasonable access to the Sprint break-fix environment providing interfaces to, NMS, NPS, SMG (WLNP), Paymentech, and EAI so that Amdocs can conduct end-to-end testing as part of production fixes or next build or release testing hereunder. Amdocs may not access or use any other or future systems interfacing with the Customized Product unless the Parties mutually agree to provide such access. In the event that Amdocs’s lack of access or use of any other or future systems interfacing with the Customized Product results in Amdocs’ inability to verify compliance of the Customized Product, Amdocs will identify the resulting risks to Sprint in the applicable Impact Assessment Document.

(b) Sprint reserves the right to observe and verify Amdocs’ performance of and results from all Amdocs Testing Activities, including review of test cases (except for Unit Testing and Sub System Testing), test execution and test results of the software

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components contained or to be contained in the Customized Product, including Customizations pursuant to the applicable Impact Assessment Document (“Software Components”). Upon Amdocs’ notification to Sprint that Amdocs has completed Unit Testing and System Testing of all of the Software Components and such Software Components have been verified in writing by Sprint to be free of known Priority 1 defects (as defined in Schedule C (Creditable Performance Specifications (CPSs)) and any other agreed to System Testing exit criteria, or Sprint and Amdocs mutually agree in writing to proceed with Acceptance Testing notwithstanding the existence of known defects, Sprint will promptly begin the Acceptance Testing of such Software Components in environments using actual test data, if applicable, and test generated data. No later than [**] calendar days prior to System Testing, Amdocs will provide to Sprint a draft of the detailed test scripts used in System Testing consisting of the detailed run books, test calendars, and any other test case material that is used as a part of System Testing. Amdocs will deliver a final version of the System Testing cases upon Amdocs’ beginning of System Testing. Further, for each Release Amdocs will provide [**] of training on the Customized Product for Sprint personnel conducting Acceptance Testing. During each cycle of Acceptance Testing, if Sprint determines that a Software Component, or the Customized Product as a whole, has a material defect or is not performing according to the Specifications, or does not perform as warranted in Section 11 (Warranty), Sprint will report the discrepancies to Amdocs. During the Acceptance Testing, Amdocs must correct the deficiencies in the time frames specified for the corresponding priority correction in Schedule C (Creditable Performance Specifications (CPSs)). Sprint may re-run cycles of Acceptance Testing until such a time that Sprint is satisfied with the quality of the Software Component. Sprint’s undertaking of Acceptance Testing does not imply acknowledgement of defect-free software, nor does it limit Sprint’s ability or right to later discover and report product defects. Upon Sprint’s verification that the Software Components are free of known defects or Sprint’s determination to proceed with known defects, Sprint will notify Amdocs in writing that acceptance of such Software Component (“Acceptance”), has occurred. Sprint’s determination to proceed with known defects will not limit Amdocs’ obligation to timely correct such defects.

(c) Upon successful completion of the Acceptance Testing (during which all errors or defects, if any which have been detected in the Customized Product are cured by Amdocs), and upon a subsequent “go live” decision by Sprint, Sprint will begin to use the Customized Product, in a production environment. Sprint will be deemed to have issued its “Acceptance” of the applicable Release upon Amdocs’ correction of any material errors detected and identified to Amdocs and associated with the Release (i) prior to the “go live” date; and (ii) during the period commencing on the “go live” date and ending on the later of: (x) [**] subsequent to such “go live” date and (y) [**] after the completion of the first billing cycle using the applicable Release. For purposes of clause (ii) of this Section 4.4.1(c), material errors are Priority 1 and Priority 2 Issues as defined in Schedule C (Creditable Performance Specifications (CPSs)) and associated with the Release. Subsequent to “Acceptance,” Amdocs will be required to correct any errors in the applicable Release in accordance with this Agreement, including the Schedules hereto.

(d) Notwithstanding the above, the Parties agree that Production CRs, due to their nature as defined in Section 12.1 (Defined Terms), will be tested by Amdocs and the provisions of this Section 4.4.1 will not apply to Production CRs. However, the Parties agree

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that Sprint will have the right, in its sole discretion (i) to require specific testing on a case by case basis provided such testing is coordinated in advance with Amdocs and has no effect on the applicable Production CRs development timetable or agreed to cost (unless any delay in such timetable is agreed to in writing by Sprint and will not be considered a delay by Amdocs) and (ii) Sprint will have the right, upon coordination in advance with Amdocs to observe, and/or participate in, any such testing. Amdocs will deliver to Sprint the results of any testing conducted pursuant to this paragraph.

4.4.2 Non Software Acceptance

Each material Deliverable required to be provided for Sprint pursuant to an Additional Services Order hereunder that is not a Software Component will also be subject to acceptance by Sprint as provided below. The Parties will establish specific approval criteria with respect to each material non-software Deliverable hereunder, and will include such approval criteria within the applicable Additional Services Order. Sprint will review each such Deliverable under any such specifically established approval criteria and within the time established for that Deliverable pursuant to the applicable Additional Services Order (or, if none is so established then within a reasonable time). Upon completion of the reviews, Sprint will notify Amdocs in writing of Sprint’s approval (an “Approving Notice”) or non-approval (a “Non-Approving Notice”) of the Deliverable. Non-approval may be determined only due to a failure to meet the Deliverable specific approval criteria therefor, or, in the absence of such Deliverable specific approval criteria, a material defect. In the event that Sprint does not send to Amdocs an Approving Notice or a Non-Approving Notice within [**] days of delivery, the Deliverable will be deemed accepted. If the Deliverable is not approved, Sprint will include in the Non-Approving Notice a statement of the material defect or the Deliverable specific approval criteria that were not met. Amdocs agrees that it will correct any identified material defects or failures of a non-approved Deliverable to meet the Deliverable specific approval criteria promptly, and in any event, within any time frame established in the applicable Additional Services Order [**]. Upon delivery of the revised Deliverable, the review process described above will recommence with respect to all aspects of such Deliverable that were to have been corrected and any other aspects that may have been affected as a result of such corrections.

4.4.3 Effect of Reviews

Notwithstanding any opportunity for Sprint to inspect any intermediate Deliverables, no testing pursuant to Section 4.4 (Acceptance Testing) or Approving Notice will constitute a waiver of or otherwise relieve Amdocs from its obligations hereunder, including, without limitation pursuant to the warranties of Section 11 (Warranty) hereof and no Approving Notice with respect to an intermediate deliverable will obligate Sprint with respect to, or constitute, approval or acceptance of the Customized Product. For the avoidance of doubt, the provisions of this Section 4.4.3 (Effect of Reviews) will not affect the acceptance of the Customized Product in accordance with the provisions of Section 4.4.1 (Software Component Testing). No quality assurance, acceptance test, or other similar procedure, other than the procedure set forth in Sections 4.4.1 (Software Component Testing) and 4.4.2 (Non-Software Acceptance) above, will be deemed to obligate Sprint with respect to, or necessarily to constitute, legal “acceptance” of any Deliverable provided by Amdocs under this Agreement and no such procedure will be deemed to waive any right or remedy under this Agreement.

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4.5 Dispute Resolution

4.5.1 Problems

In the event of any dispute under or in relation to this Agreement (including but not limited to a dispute regarding the subject matter of Section 4.4 (Acceptance Testing), any Additional Services Order, or any damages claimed by one Party from the other Party, Key Executive Personnel from each Party will discuss and make an effort to resolve such dispute at or prior to the next Steering Committee meeting, and for at least [**] business days (“Dispute Resolution Process”). If the Key Executive Personnel will have executed a written resolution of the dispute, each Party will begin performance in accordance with such resolution, provided that no agreement of the Key Executive Personnel may amend or modify the terms of this Agreement without the concurrence of the Steering Committee. In the event the Key Executive Personnel have been unable to resolve the dispute, the dispute will be referred to the Steering Committee for its resolution at the first occurring meeting thereof following the elapse of the above-mentioned [**] business days, or such longer period as agreed to in writing by the Parties; provided that, at any time, a Party may call a meeting of the Steering Committee in order to refer a dispute to the Steering Committee for resolution.

4.5.2 Unresolved Disputes

If any dispute arises between the Parties, and the disputed matter has not been resolved by the Key Executive Personnel representing each Party within [**] business days after such dispute has come to their attention (or a longer, reasonable period, if so agreed between the Key Executive Personnel), and the disputed matter has not been resolved by the Steering Committee at the first occurring meeting thereof following the elapse of the above-mentioned [**] business days, or such longer period as agreed to in writing by the Parties, or, if otherwise, at the meeting thereof called to consider the dispute, and without regard to whether either Party has contested whether these procedures, including the duty of good faith, have been followed, each Party will have the right to refer the unresolved dispute (and, in connection with such referral, such Party will provide a summary of the dispute and each Party’s position) to the Presidents of Sprint and Amdocs, who will then attempt in good faith to resolve the dispute. In the exceptional event that the Presidents of the Parties or their respective designees cannot resolve the dispute within a time frame agreed to by the Presidents (or, if not agreed, within a period of [**] calendar days), the dispute will be resolved as provided for in Section 13.6 (Governing Law and Jurisdiction).

4.5.3 No Termination or Suspension of Services

Notwithstanding anything to the contrary contained herein, and even if any dispute arises between the Parties and regardless of whether or not it requires at any time the use of the dispute resolution procedures described above, in no event nor for any reason will Amdocs interrupt the provision of Services to Sprint, disable the Customized Product, or any portion thereof or any other Deliverable hereunder, or perform any other action that prevents,

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slows down, or reduces in any way the provision of the Services or Sprint’s ability to conduct its business (with any such interruption, disablement, or other action, being referred to herein as a “Suspension”), unless: (i) authority to do so is granted by Sprint in writing or conferred by the Arbitrator or by a court of competent jurisdiction; (ii) Sprint has failed to pay Amdocs in accordance with the provisions of this Agreement at least [**] percent ([**]%) of Amdocs’ charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint’s Key Executive Personnel in writing of Sprint’s failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] days of Amdocs’ above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in (y) above; or (iii) this Agreement has been terminated pursuant to Section 6 (Term and Termination), and Amdocs has performed all of its obligations under Section 6.5 (Transfer Assistance (Disentanglement)). The Parties further agree that notwithstanding clause (ii) of this Section 4.5.3 (No Termination or Suspension of Services), Amdocs will not be entitled to undertake a Suspension in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., [**] percent ([**]%)) of Amdocs’ charges relating to such period of [**] days or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs’ charges relating to such period of [**] days or more, Sprint’s Chief Information Officer or Chief Operations Officer will have determined reasonably and in good faith that such amount is a “disputed amount” in accordance with the provisions of Section 5.2.9(d) (Payments) hereof.

4.5.4 Injunctive Relief

Neither Party will be obligated to follow the procedures set forth in Section 6.5 (Transfer Assistance (Disentanglement)), Section 4.5.1 (Problems) and Section 0 (Unresolved Disputes), and each Party will be entitled to seek relief in a court of competent jurisdiction, in order to seek injunctive relief for violations of this Agreement, provided that the Party seeking relief will provide the other Party [**] business day’s notice prior to seeking such relief, which notice will include a description of why it is seeking such relief and during which [**] day notice the Party seeking such relief will attempt in good faith to discuss the issue with a Key Executive Personnel or a Steering Committee member of the other Party.

4.6 Sprint’s Policies

Amdocs will ensure that it, its employees, agents, and Subcontractors comply with the following applicable internal Sprint policies and, prospectively after notice, such additional policies as may be provided by Sprint to Amdocs in writing from time to time, and Amdocs will cooperate with Sprint to facilitate Sprint’s compliance with such policies, provided that nothing in these policies contradicts any United States law, rule or regulation:

4.6.1 Security

At all times during the Term, Amdocs will provide all Services in a manner in accordance with Sprint’s security requirements and procedures, which include prevention and detection of fraud, abuse, or other inappropriate use or access of systems and networks by all appropriate means including network management and maintenance applications

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and tools, as well as the provisions set forth in Section 7.7 (Security), and in accordance with Amdocs’ security procedures. In addition, all Amdocs personnel (including personnel of any Subcontractors) will be subject to and will at all times conform to Sprint’s security rules and requirements as they have been disclosed to Amdocs in writing. At all times during the Term, Amdocs will ensure that it, its employees, agents and Subcontractors: (i) comply with, and take no action that results in Sprint being in violation of, any U.S. federal, state or local, or any foreign, law, regulation or rule, including those regarding security or exportation; and (ii) obtain any and all security clearances, insofar as it is required by any applicable law, regulation, administrative order or other applicable authority, that Sprint determines are required in connection with the performance of any of the Services. Specifically, in accordance with the Department of Justice (DOJ) Information Technology (IT) security policies set forth in DOJ Order 2640.2F and its successors, insofar as such are applicable to either Sprint or Amdocs, Amdocs will ensure that no foreign nationals perform any Services under this Agreement or a related Additional Services Order that involves direct or indirect access to, or development, operation, management or maintenance of DOJ IT systems. DOJ IT systems include, without limitation, information technology systems, hardware, software and media that store, process or transmit classified and unclassified information as well as operating systems of departments, agencies, and other organizations of the United States government that are granted access to DOJ IT systems. A foreign national is anyone who is not a U.S. citizen and includes lawful permanent resident aliens. Sprint will timely notify Amdocs in writing of Amdocs’ obligations and the Additional Services Order to which the law applies.

4.6.2 Computer Information and Access

Prior to performing any Services pursuant to this Agreement, Amdocs’ personnel who will access Sprint computer data and software, including the Sprint Data, will execute Sprint’s standard forms, to the extent they exist, concerning access protection and data/software security. At all times during the Term, Amdocs will ensure that it, its employees, agents and Subcontractors, comply with all Sprint policies and procedures regarding data access and security, including those prohibiting or restricting remote access to Sprint’s systems and data; provided however, that Sprint acknowledges that Amdocs will require remote access to perform certain of the Services hereunder. Sprint will provide copies of any such policies to, and discuss any such policies with, Amdocs. Amdocs will issue to Amdocs’ personnel access mechanisms including, but not limited to, access IDs, passwords, and access cards that are to be used only by such personnel to whom they are issued. Amdocs will provide to such personnel only such level of access as is required to perform the tasks and functions for which such personnel are responsible. Amdocs will from time to time provide Sprint with an updated list of those Amdocs personnel having the highest level of access to Sprint’s systems, software and data. The Sprint Data will be used by Amdocs personnel only in connection with Amdocs’ obligations hereunder, and will not be commercially exploited by Amdocs with Third Parties. Failure of Amdocs to comply with these rules may result in Sprint restricting offending personnel from access to Sprint computer systems. Amdocs will maintain and ensure the confidentiality and security of the Sprint Data. To the extent applicable, the provisions of this paragraph (b) will apply, mutatis mutandis, with regard to Sprint’s employees, agents and Subcontractors, if any, who will have access to Amdocs’ computers, data and software.

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4.6.3 Ethical Business Practices

Amdocs and Sprint and any Subcontractors used by them in the performance of Services hereunder will fulfill their obligations hereunder in an ethical manner, and will comply with all applicable laws and regulations and Amdocs will comply with any code of ethics maintained by Sprint as of the date hereof, or implemented subsequent to the date hereof, as such may be amended from time to time. Sprint will provide copies of such code of ethics to, and discuss such code with, Amdocs.

4.6.4 Diversity

Amdocs will comply with the supplier diversity policy attached as Schedule J (Diversity Policy).

4.6.5 Other Policies

Amdocs will, and will cause its Subcontractors and employees performing Services hereunder to, abide by all Sprint corporate policies applicable to the performance of the Services hereunder that may be established by Sprint from time to time. Sprint will provide copies of any such policies to, and discuss any such policies with, Amdocs.

4.6.6 Holidays

The Parties agree that Amdocs’ holidays are to be determined in accordance with Sprint policies.

5	CHARGES, CREDITS AND PAYMENTS

5.1 Generally

5.1.1 Charges

As the sole and entire financial consideration for the Services to be performed and Deliverables and intellectual property to be provided by Amdocs under this Agreement, Sprint will pay to Amdocs the amounts set forth in this Section 5 (Charges, Credits and Payments), which consist of:

(a) Monthly Subscriber Fee: Sprint will pay the Monthly Subscriber Fee (“MSF”) in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

(b) Reimbursable Expenses: Sprint will reimburse Amdocs for certain expenses in accordance with Annex A to Schedule D (Charges);

(c) Charges for Legacy Additional Services: Sprint will pay Amdocs the charges for Legacy Additional Services not included in the Monthly Subscriber Fee as set forth in Section 2 of Schedule K (Legacy Additional Services);

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(d) Additional Services Fees: Sprint will pay Amdocs the Additional Services Fees;

(e) Charges for Production CRs: Sprint will pay Amdocs the charges for Production CRs as set forth in the Production CRs approved by Sprint in accordance with the procedure described in Section 5.2 (Reporting, Invoicing and Payment) of the Agreement (subject to the provisions of Section 7 of Schedule D (Charges) to the Agreement); and

(f) Additional Licenses Fees: Sprint will pay the Additional Licenses Fees, including, if applicable, upon Sprint’s exercise of the Expanded License Option, in accordance with the terms and conditions of this Agreement, if applicable, and as set forth in Schedule D2 (Charges) as it may be amended from time to time; and

(g) Any other charges that are mutually agreed upon by the Parties.

5.1.2 Adjustment of Charges

The enumerated fees and charges set forth in Section 5.1.1 to be paid by Sprint to Amdocs are subject to change due to the addition of services which are not at the time of execution of this Agreement within the scope of the Services hereunder. In the event that Sprint requires any such additional services hereunder, Sprint will pay Amdocs in accordance with the Amdocs Rate, unless a fixed price arrangement is agreed upon by the Parties, and the reimbursable expenses structure specified in Annex A to Schedule D (Charges) will apply to the delivery of such additional services (or Release). Further, to the extent that Schedule L (Envelope Parameters) contemplates any additional fees to be payable by Sprint to Amdocs in the event that an envelope parameter stated therein is exceeded, and in the event that the Parties agree that any conditions to the payment of any such additional fees have been met, then Sprint will pay such fees to Amdocs.

5.1.3 License to Generic Product

(a) Amdocs affirms that Sprint possess, and otherwise hereby grants to Sprint, a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license for Sprint (or its designee) to use, copy, modify and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, all modules of the Generic Product, including those specified in Annex B to Schedule D (Charges), as well as any future releases of such modules or any new modules of the Generic Product, which are to be customized in accordance with each applicable Additional Services Order hereunder.

(b) In addition to the license granted under paragraph (a) above, Amdocs affirms that Sprint possess, and otherwise hereby grants to Sprint, a royalty-free, fully-paid, non-transferable (except as permitted in this Agreement) license for Sprint (or its designee) to use, copy, modify and exploit [**] the benefit of the use of all modules of the Generic Product, including those specified in Annex B to Schedule D (Charges), as well as any future releases of such modules or any new modules of the Generic Product, which are to be customized in accordance with each applicable Additional Services Order hereunder, only for as long as Amdocs provides to Sprint [**] development and operational services similar to the Services hereunder with regard to the utilization of the license granted under this paragraph (b).

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(c) Amdocs hereby represents and warrants that at the time of execution of this Agreement, Amdocs’ Generic Product only includes the modules and software products listed in Annex B to Schedule D (Charges). Amdocs agrees that any modules and software products not listed in Annex B to Schedule D (Charges) hereto, and that are commercially available on the date hereof, will be provided to Sprint [**].

5.2 [**]

5.2.1 Amdocs will annually perform, if so requested in writing by Sprint, an audit comparing Sprint’s [**] and the [**] of Similar Services provided to other Amdocs customers in the preceding year to determine whether such Sprint’s [**] Pricing. After completing each such audit, Amdocs will deliver to the Sprint (x) a reasonably detailed summary of the findings of such audit, specifying any differences between the above [**]; (y) if applicable, (a) a summary of material differences in the legal and financial risk factors, required upfront investment by Amdocs, presence or absence of license fee components, presence or absence of maintenance components, presence or absence of discounts and/or credits, the volumes and nature of subscribers supported, differences in mix of on-shoring / off-shoring labor, and the service level commitments (including but not limited to automatic continuous improvement adjustments to such service level commitments) that Amdocs believes justify the difference (if such revealed by the audit) between the [**] of Sprint and the [**] of Similar Services provided to other Amdocs customers as aforesaid and (b) the adjustment to Sprint’s then current [**] that Amdocs proposes be made if the factors identified in part (a) of this clause (y) are taken into account; and (z) a certification signed by a unit president of Amdocs (or unit president of its applicable Affiliate) certifying that Amdocs has completed the required audit and that the summaries described in clauses (x) and (y) above, are accurate and, in the case of (x), complete. For the avoidance of doubt, Amdocs will not disclose any confidential and/or proprietary information of third parties, including but not limited to the identity of the customers used, for the above audit and summaries resulting therefrom.

5.2.2 If the audit described in Section 5.1.4 indicates that Sprint’s [**], the Parties will meet within ten business days following Sprint’s receipt of the certification and summaries described in Section 5.1.4 (or such longer period as is mutually agreed), to (i) review and discuss in good faith the findings of the audit a provided under paragraph (x) of Section 5.1.4, (ii) review and discuss in good faith the summary provided by Amdocs to Sprint under paragraph (y) of Section 5.1.4, and (iii) review and discuss any additional relevant factors to be presented by Amdocs.

5.2.3 Promptly after the meeting of the Parties referred to in Section 5.1.5 (if such meeting is required pursuant to this Section 5.2 ([**])), Amdocs will adjust Sprint’s then current [**] it by the following amounts and, in each case, such adjustment will be applied for the remainder of the Term, subject to future [**] audits under this Section 5.2 ([**]): (x) the full difference between the [**] to Sprint and the [**] of the Similar Services that were identified by the audit in Section 5.1.4 if no additional factors were provided by Amdocs to Sprint pursuant to part (y) of Section 5.1.4; (y) if the Parties mutually agree, [**] in order to take

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into account the additional factors provided by Amdocs to Sprint pursuant to part (y) of Section 5.1.4; or (z) the amount proposed by Amdocs [**] under part (y) of Section 5.1.4 if the Parties disagree with respect to whether the additional factors provided by Amdocs to Sprint pursuant to part (y) of Section 5.1.4 should be taken into account; provided that Sprint may refer such disagreement to dispute resolution in accordance with Section 4.5 (Dispute Resolution) and if it is determined in accordance therewith that the [**] charged to Sprint should have been [**], then Amdocs will reduce Sprint’s then current [**], retroactive to the date on which Sprint’s [**] was (or should have been) initially [**] by Amdocs pursuant to clause (z) of this paragraph with respect to such [**] audit.

5.3 Reporting, Invoicing and Payment

5.3.1 Reports

Amdocs will issue monthly reports in accordance with the provisions of the Agreement, including without limitation, pursuant to Schedule C (Creditable Performance Specifications (CPSs)) and Schedule Z (Scoping Team Monthly Report).

5.3.2 Invoicing of Monthly Subscriber Fee

At the end of each month, Amdocs will invoice Sprint the Monthly Subscriber Fee.

5.3.3 Invoicing of Legacy Additional Services

Amdocs will invoice Sprint the charges for the Legacy Additional Services not included in the Monthly Subscriber Fee as provided for in Section 2 of Schedule K (Legacy Additional Services).

5.3.4 Invoicing of Reimbursable Expenses

Amdocs will invoice Sprint for the reimbursable expenses described in Section 5.1.1(b) (Reimbursable Expenses) as provided in Schedule D (Charges).

5.3.5 Invoicing of Additional Services

Amdocs will invoice Sprint the charges for the Additional Services as provided for in the Additional Services Order. However, if no specific invoicing or payment terms are agreed upon, Amdocs will invoice Sprint such charges at the end of each month during which Amdocs has performed the Additional Services. If an Additional Services Order, or portion thereof, designates fees to be paid on a Milestone basis, then, upon the occurrence of the Milestone, Amdocs may invoice Sprint for the amount set forth in connection with such Milestone. If an Additional Services Order, or portion thereof, designates fees to be paid on a time and materials basis, or does not designate a specific fee structure, Amdocs may invoice Sprint monthly for the amount due and payable in accordance with the Additional Services Order based upon Additional Services already performed.

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5.3.6 Invoicing of Production CRs

Amdocs will invoice Sprint the charges as provided for in Production CRs which have been approved by Sprint in accordance with the Fast Track Procedure and as follows: Approval by Sprint and submission to Amdocs of the Production CRs will be by an e-mail attached with a signed copy of such Production CR and include a Work Authorization. The approval email is sufficient for Amdocs to commence the development of the applicable Production CRs and for Sprint to pay for such Additional Services. However, if no specific payment terms are agreed upon in the Production CRs, Amdocs will invoice Sprint as follows: (i) if the total charge for development is under [**] dollars ($[**]), Amdocs may invoice Sprint upon placing the completed development into a pre-production environment, and (ii) if the total charge for development is equal to or greater than [**] dollars ($[**]), Amdocs may invoice Sprint [**] percent ([**]%) of such charge upon the development being placed into a pre-production environment, and Amdocs may invoice Sprint the remaining [**] percent ([**]%) of such charge upon the development being placed into the production environment.

5.3.7 Invoices

(a) All reports and invoices issued by Amdocs hereunder will be sent to both the Sprint Key Non-Executive Personnel and Sprint Accounts Payable will be in such reasonable detail as requested or approved by the Key Executive Personnel referred to in Subsection 5.2.8 (Payments) herein below. Such invoices will contain, in addition to any other types of information agreed upon by the Key Executive Personnel, the following detailed information, as applicable: identification of any Milestone applicable to each payment, Sprint’s purchase order number (which purchase order number will be provided by Sprint to Amdocs in a timely manner), service descriptions, hours of service against specific enumerated tasks and responsibilities (including any Milestone, if any), credits, if applicable, and, in the case of Services provided on a time and material basis, identification of individuals performing services. All invoices will be denominated in currency of the United States of America.

(b) Amdocs will provide separate invoicing to Sprint [**] purchasing under this Agreement.

(c) Upon Sprint’s request, Amdocs will submit invoices and receive payments electronically using an electronic platform described in Exhibit A (Electronic Payment Platform).

5.3.8 Performance Credits and Bonuses; Discretionary Credits

(a) Sprint will be entitled to Performance Credits, and Amdocs will be entitled to bonuses, in accordance with Schedule C (Creditable Performance Specifications (CPSs)), in respect of Amdocs’ actual performance of Services as measured against the CPSs. It is understood that Performance Credits are intended to reflect, to some extent, the diminished value of Amdocs’ Services in such events. Performance Credits are not intended to compensate Sprint for any breach or default by Amdocs under this Agreement, or to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event will Performance Credits be Sprint’s sole and exclusive remedy with respect to any failure of

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Amdocs to comply with applicable CPSs; provided that any monetary award granted to Sprint with respect to such failure will be reduced by, but will not be limited to, any Performance Credit paid by Amdocs with respect to such failure.

(b) Sprint will be entitled to Discretionary Credits and other credits as set forth in Schedule D (Charges).

5.3.9 Payments

(a) Except for amounts reasonably disputed in good faith (which will be dealt with as provided below), Sprint will pay all invoices properly issued no later than the [**] calendar day (the “Due Date”) after receipt thereof. Payments will be made by Sprint via electronic funds transfer directly to the following Amdocs’ bank account:

JP Morgan Chase Bank NA

1 Chase Manhattan Plaza

A/C No: [**]

Swift Code: CHASUS33

Branch Code: 021000021

New York, NY

(b) Amdocs invoices will be deemed paid upon delivery of the amounts specified therein to the above bank account. Amdocs will be permitted to charge Sprint Interest on any undisputed amount payable under this Agreement in the event such undisputed amount is not paid within [**] days of the Due Date, on the monthly invoice immediately following the month of the invoice including such unpaid amount, such Interest to be computed from the Due Date to the date of payment.

(c) As necessary, each of Sprint and Amdocs will appoint one (1) Key Executive Personnel to deal with the issue of Amdocs’ invoices and any disputed amounts payable under this Agreement.

(d) Upon receiving an Amdocs invoice, Sprint will, as soon as reasonably practicable, review the invoice to verify whether there are any disputed amounts in the invoice; provided that Sprint will retain its right to dispute any amounts contained in such invoice that it discovers later, including subsequent to the payment of such invoice. In the event Sprint is of the opinion that any invoice contains a disputed amount (whether or not the disputed amount has already been paid by Sprint), it will promptly prepare a detailed memorandum explaining the basis for the dispute and gather reasonable documentation and information, if possible, to substantiate it. Sprint will then, without further delay, bring such material to the attention of the Key Executive Personnel referred to in Section 5.2.9(c) above, who will use all reasonable efforts to resolve the matter of the disputed amount within [**] days. If such a resolution cannot be reached within the above period (or any other period mutually agreed upon by the Parties), the matter will be immediately presented to Sprint’s Chief Information Officer or Sprint’s Chief Operations Officer for determination as to whether the amount in question (or any part thereof) is disputed or not. Provided that the procedure set forth in this clause (d) has been followed and that such person determines that the amount is disputed and was initially invoiced

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on or after the date that is [**] days prior to the date of the invoice from which such disputed amount is being withheld, Sprint will have the right to withhold such amount from such invoice and the matter will be resolved in accordance with the dispute resolution procedure specified in Section 4.5 (Dispute Resolution) as if the matter has not been resolved by such Key Executive Personnel; provided, however, that nothing herein will be construed to restrict or limit in any way Sprint’s right to terminate this Agreement, at any time, in accordance with the provisions of Section 6 (Term and Termination) hereof. Sprint will also be permitted to withhold any “Computable Amounts” from any invoice.

(e) The failure of Sprint to pay a disputed invoice or to pay the disputed part of any invoice will not constitute a breach or Default by Sprint provided that the procedure described above herein has been followed with respect to the matter. In the event that Sprint disputes an amount invoiced by Amdocs and the procedure described in clause (d) above results in a determination that such amount is due and owing by Sprint, such amount will be due and payable within [**] business days of Sprint’s receipt of such determination; provided, however, that no interest will ever accrue on any such disputed amounts for the time period during which the disputed amounts are in dispute. The failure of Sprint to withhold payment will not waive any other rights Sprint may have with respect to disputed amounts or overpayments.

(f) All payments under this Agreement will be made in currency of the United States of America.

(g) Notwithstanding anything above to the contrary, with regard to the Milestone related payments specified in Schedule D (Charges) hereof, Amdocs will use commercially reasonable efforts to include such payments on the invoice being issued related to the month in which Acceptance of the Milestone occurs. If such payments are not included on such invoices, then: (i) Amdocs will issue to Sprint invoices on the anticipated Milestone achievement date; and (ii) subject to Sprint’s reasonable determination that the applicable Milestone has been achieved in accordance with Schedule D (Charges), Sprint will pay such invoices in accordance with the process set forth in Section 5.2.9(b) (Payments).

5.3.10 Third Party Services

Sprint may engage Third Party Providers to provide services in connection with the Customized Product; provided that Sprint will provide Amdocs with notice prior to engaging any Third Party [**] to facilitate the successful accomplishment of the services; provided that (i) such Third Party Provider will sign a confidentiality agreement with Amdocs containing confidentiality obligations substantially similar to those set forth in Section 7 (Confidential Information and Security) and (ii) Amdocs’ personnel can reasonably do so without adversely affecting Amdocs’ compliance with the CPSs or other aspects of the Services being delivered hereunder. [**] (i) providing general information [**] used in providing [**] (ii) [**] such Third Party Provider [**] in connection with such services [**]; (iii) providing [**], as described in the following sentence); and (iv) [**] in connection with the such services. If Amdocs is [**] the scope of the Services, [**], based on [**]; provided that Amdocs [**]. Amdocs will [**].

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5.3.11 Taxes

(a) Compliance

The Parties will comply with all federal, state, and local tax laws applicable to transactions occurring under this Agreement. Amdocs will provide Sprint with a completed Form I-9, applicable Form W-8 series form, or Form 8233, as appropriate, for federal income tax reporting purposes.

(b) Payment Obligation

Sprint will be responsible for applicable Sales and Use Tax imposed by a taxing authority located in the United States on charges for goods and/or services provided by Amdocs pursuant to this Agreement; provided, however, that Sprint will not be responsible for (i) such taxes for which Sprint provides Amdocs with a valid properly executed exemption certificate, (ii) any taxes imposed on Amdocs arising from Amdocs’ consumption of goods and services in connection with this Agreement, and (iii) any other taxes, assessments duties, permits, tariffs, fees or other charges of any kind. For sales to Sprint or Sprint Affiliates based and operating in the United States, Amdocs will be responsible for any present or future sales, transaction, or withholding, tax imposed by a taxing authority located outside the United States for goods and/or services provided by Amdocs pursuant to this Agreement. For sales to or payments received from Sprint Affiliates based and/or operating outside the United States, Amdocs’ fees are net to be received by Amdocs and do not include and are free and clear of deduction for any and all present or future taxes, customs, duties, charges or withholdings with respect thereto, including but not limited to value added tax, sales tax and similar taxes or duties as well as withholding taxes. For the avoidance of doubt, neither Party will be responsible for the payment of any taxes, regardless of the location of the taxing authority, imposed on the income or personal property of the other Party.

(c) Invoicing

Amdocs will separately state all taxable and non-taxable charges on all invoices issued to Sprint. Amdocs will separately state applicable Sales and Use Taxes on charges for goods and services provided under this Agreement. If Amdocs fails to properly invoice Sprint for taxes on the original invoice for goods and services provided under this Agreement, Sprint will not be responsible for payment to Amdocs of corrected tax amounts on any invoices which are outside the applicable state or locality statute of limitations, without taking into account any statute waivers Amdocs has decided to execute. Except in cases Amdocs is not charging tax on specific goods and services at the request of Sprint, Amdocs will hold Sprint harmless from and against any penalty, interest or other costs assessed against Amdocs as a result of the failure of Amdocs to include tax on the original invoice.

(d) Within [**] days after the date of any deduction of any taxes by or on behalf of Sprint from or in respect of any sum payable to Amdocs hereunder, Sprint will furnish to Amdocs, at its address referred to herein, the original or a certified copy of a receipt evidencing such deduction of taxes.

(e) Each Party will upon the request of the other take reasonable action, including without limitation the completion of forms, certificates and documents and the

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provision of information to the relevant taxing authority, of the kind required under the applicable law, to secure the benefit of any exemption from or relief with respect to the taxes applicable to any amounts payable hereunder.

(f) Cooperation

The Parties agree to cooperate with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible.

5.4 Expenses

As provided above, Sprint will reimburse Amdocs for reasonable out of pocket expenses, incurred by Amdocs Personnel directly providing Services, in accordance with Annex A to Schedule D (Charges) hereof.

6	TERM AND TERMINATION

6.1 Term

The period during which Amdocs will be obligated to provide the Services under this Agreement (the “Primary Term”) will commence on the Effective Date and end on the earliest of (i) January 31, 2021 and (ii) the earlier termination of this Agreement pursuant to the terms of Section 6.2 (Termination for Convenience; Change in Control of Amdocs; Termination for Force Majeure; Termination for Financial Instability; Effect of Termination) or Section 6.3 (Termination for Cause) hereof. Amdocs will notify Sprint of the expiration of the Primary Term no earlier than [**] months, nor later than [**] months, before the date on which the Primary Term would expire pursuant to clause (i) of the preceding sentence. For the avoidance of doubt, all Additional Services Orders issued under the Agreement and intended to be valid during the Term (e.g., where provided that an Additional Services Order will be valid for the duration of the Agreement or for the Term), will expire (subject to applicable provisions of the Agreement) upon expiration of the Term as aforesaid.

6.2 Termination for Convenience; Change in Control of Amdocs; Termination for Force Majeure; Termination for Financial Instability; Effect of Termination

6.2.1 Termination for Convenience

(a) Sprint will have the right to terminate for its convenience the Services (including the Additional Services) or only the Additional Services (in the aggregate or by Additional Services Order), effective at 11:59 p.m. on the last day of any calendar quarter (e.g., March 31, etc.) (the “Termination Date” with regard to termination for convenience) by delivering to Amdocs a written “Termination Notice” at least [**] days before the Termination Date. In the event Sprint terminates the Services or the Additional Services for its convenience (in addition to paying all fees otherwise payable by Sprint hereunder through the Termination Date), Sprint will pay to Amdocs an Exit Fee determined in accordance with Schedule I (Exit Fee Computation) and in any Additional Services Orders, as applicable, in the event the Services

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are terminated, and in any Additional Services Orders, as applicable, in the event only the Additional Services (or portion thereof) are terminated; provided that the amount of such Exit Fee will be determined on the basis of the date of the Termination Notice; and provided, further, that such Exit Fee will be payable to Amdocs in the following manner: [**] of the Exit Fee will be payable to Amdocs on the date of the Termination Notice, [**] of the Exit Fee will be payable to Amdocs on the Termination Date and [**] of the Exit Fee will be payable to Amdocs on the Expiration Date (as defined in Section 6.5.1 (Disentanglement Process)), provided that this final installment of the Exit Fee will be deposited by Sprint in a Third Party escrow account on or prior to the Termination Date and released on the Expiration Date.

(b) For the avoidance of doubt, (a) Sprint will not be able to partially terminate the Services (excluding the Additional Services) pursuant to this Section 6.2.1 (Termination for Convenience)) and (b) Sprint’s ability to terminate the Additional Services in the aggregate or by Additional Services Order will also apply to the Legacy Additional Services identified in Schedule K (Legacy Additional Services) as not being included in the MSF. If Legacy Additional Services are so terminated, the Parties will meet to discuss and agree upon what, if any, updates to the Schedules or Exhibits to this Agreement may be appropriate to reflect the termination of such Legacy Additional Services.

(c) In addition, in the event of termination for convenience by Sprint as aforesaid, Sprint will provide Amdocs with a written statement (the “Termination Statement”) signed by Sprint in the form of Exhibit B (Form of Statement by Sprint Regarding Termination) attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint’s provision to Amdocs of a Termination Statement hereunder will not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Sprint’s right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Sprint will have all remedies available to it in accordance with Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

6.2.2 Change in Control of Amdocs

(a) In the event of a Change in Control of Amdocs or Amdocs Limited that results in a Sprint Competitor or any Affiliate of a Sprint Competitor acquiring Control of Amdocs or Amdocs Limited, Sprint will have the right to end the Term on a date that is the last day of a calendar quarter (e.g., March 31, etc.), by sending Amdocs a Termination Notice at least ninety (90) days before the Termination Date specified in such Termination Notice, provided that Sprint will have delivered such notice to Amdocs not later than ninety (90) days following the effective date of such Change in Control. If Sprint terminates the Agreement pursuant to this Section 6.2.2 (Change in Control of Amdocs), and provided that the Termination Date is fixed on a day that is at least [**] following the date on which the prospective Change in Control is publicly disclosed, [**]. In addition, in the event of termination of this Agreement by Sprint due to Change in Control as aforesaid, Sprint will provide Amdocs with a Termination Statement signed by Sprint in the form of Exhibit B (Form of Statement by Sprint Regarding Termination)

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attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint’s provision to Amdocs of a Termination Statement hereunder will not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Sprint’s right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Sprint will have all remedies available to it in accordance with Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement. Without limiting the foregoing, in the event of any Change in Control of Amdocs or Amdocs Limited, for a period of twelve months from the date of the event of such Change in Control, all points for the calculation of Performance Credits and Bonuses under Schedule C (Creditable Performance Specifications (CPSs)) will be [**].

(b) Solely for purposes of this Section 6.2.2 (Change in Control of Amdocs), Control will mean the legal, beneficial, or equitable ownership, direct or indirect, of more than fifty percent (50%) of the aggregate of all voting or equity interests in Amdocs or Amdocs Limited, as the case may be; “Change in Control” will mean the closing of any transaction or related series of transactions as a result of which a single person or business unit (or legally or contractually related group of persons or businesses) acquires Control of Amdocs or Amdocs Limited, as the case may be.

6.2.3 Termination for Force Majeure Event

(a) If a delay or interruption of performance by Amdocs resulting from its experiencing a Force Majeure Event exceeds [**] days (the “Force Majeure Period”), then Sprint may either: (i) terminate the Term, by delivering to Amdocs a Termination Notice specifying a Termination Date not less than [**] days after the date of the Termination Notice; and in the event of such a termination, Amdocs will perform its Disentanglement obligations hereunder until they are fulfilled; provided that, during the pendency of the Force Majeure Event, Amdocs will only perform its Disentanglement obligations to the extent such obligations can be performed despite the Force Majeure Event; or (ii) engage an alternate provider (who will be subject to the confidentiality requirements hereunder), on an interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof. [**] if Sprint terminates the Term on the basis of a Force Majeure Event. If Sprint delivers a Termination Notice to Amdocs as described in clause (i) above, and Amdocs is able to restore full performance of its obligations under this Agreement within [**] days after the date of the Termination Notice, then Sprint will revoke such Termination Notice.

(b) For the avoidance of doubt, the Parties expressly agree that: (i) in the event that the Force Majeure Event constitutes a “Disaster,” Amdocs will not be deemed to be failing to perform the Services if Amdocs is performing disaster recovery services in accordance with the Disaster Recovery Plan; and (ii) Sprint will have a right to terminate the Agreement under this Section 6.2.3 (Termination for Force Majeure Event), whether or not Amdocs is so performing disaster recovery services in accordance with the Disaster Recovery

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Plan, in the event that due to the Force Majeure Event, Amdocs is unable to perform the Services as they would be required to be performed under this Agreement in the absence of the occurrence of the Force Majeure Event and in accordance with the CPSs (subject to any applicable Grace Period under Schedule C (Creditable Performance Specifications (CPSs)). In addition, in the event of termination for Force Majeure Event by Sprint as aforesaid, Sprint will provide Amdocs with a Termination Statement signed by Sprint in the form of Exhibit B (Form of Statement by Sprint Regarding Termination) attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint’s provision to Amdocs of a Termination Statement hereunder will not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), or to prohibit or restrict Sprint’s right to make any claim that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), and notwithstanding the provision of such Termination Statement, Sprint will have all remedies available to it in accordance with Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

6.2.4 Termination for Financial Instability

If: (a) Amdocs does not meet its undisputed material obligations, including judgments, to Third Parties as those obligations become due after a final judgment, or (b) Amdocs’ stock is involuntarily removed or delisted from a trading exchange due to the financial situation of Amdocs, Sprint may terminate the Agreement on [**] days notice to Amdocs and pay Amdocs [**] percent ([**]%) of any Exit Fee that would have applied if Sprint elected to terminate the Agreement pursuant to Section 6.2.1 (Termination for Convenience) as determined in accordance with Schedule I (Exit Fee Computation) and in any Additional Services Orders, as applicable (“[**] Exit Fee Termination For Financial Instability”). Alternatively, if the events described in clause (a) or (b) above occur, Sprint may submit the matter to the Steering Committee, which will meet within [**] business days of the referral of the matter to the Steering Committee by Sprint to determine whether such events will give rise to the right for Sprint to terminate the Agreement promptly on [**] days notice without any requirement to pay Amdocs any Exit Fee or other termination fees (“[**] Exit Fee Termination For Financial Instability”). If the Steering Committee determines that such events do give rise to a right to [**] Exit Fee Termination For Financial Instability, Sprint may elect to exercise such right any time after such decision of the Steering Committee. If the Steering Committee determines that such events do not give rise to a right to [**] Exit Fee Termination For Financial Instability, then the matter will be submitted to arbitration pursuant to Section 13.6 (Governing Law and Jurisdiction). If the arbitration determines that such events do give rise to a right to [**] Exit Fee Termination For Financial Instability, Sprint may elect to exercise such right any time after such decision of the arbitration. For avoidance of doubt, Sprint may exercise its right to the [**] Exit Fee Termination For Financial Instability at any time during or after the commencement of the processes described in this Section related to the determination of whether there exists a right to [**] Exit Fee Termination For Financial Instability.

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6.2.5 Effect of Termination

For the avoidance of doubt, any termination under this Section 6.2 (Termination for Convenience; Change in Control of Amdocs; Termination for Force Majeure; Termination for Financial Instability; Effect of Termination) will be effective with regard to Sprint [**] receiving Services under this Agreement, but will not be effective with regard to [**] that has entered into its own agreement with Amdocs.

6.3 Termination for Cause

6.3.1 Critical Defaults

(a) Section 4.5 (Dispute Resolution) hereof notwithstanding, the Term may be ended by either Party at any time, by delivering a Termination Notice specifying a Termination Date to the other Party if the other Party commits a Critical Default, provided that such Termination Date stated in any Termination Notice issued pursuant to this Section 6.3.1 (Critical Defaults)) will be [**] days or more subsequent to the date of such Termination Notice. Termination will be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Sprint, Amdocs will perform its Disentanglement obligations hereunder until they are fulfilled. Termination will not constitute a Party’s exclusive remedy for such a Critical Default, and such Party will not be deemed to have waived any of its rights accruing hereunder prior to such Critical Default. Sprint will not be required to pay Amdocs any Exit Fee or other termination fees if Sprint terminates the Term for Critical Default. If Sprint ends the Term as a result of a claimed Critical Default by Amdocs and it is determined by the Arbitrator that no Critical Default was committed, then the termination will be deemed a termination for convenience, pursuant to Section 6.2.1 (Termination for Convenience), and Amdocs will have all remedies available to it, in accordance with Section 10.2 (Remedies) hereof, in connection with such determination that no Default was committed.

(b) For purposes of this Section 6.3 (Termination for Cause), a “Critical Default” of Amdocs will mean each of the defaults described in clauses (a), (d), (e) and (g) of Section 12.1.58 (Default) hereunder only; and a “Critical Default” of Sprint will mean the default described in clause (f) of Section 12.1.58 (Default) hereunder, i.e., Sprint’s failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs’ charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint’s Program Manager in writing of Sprint’s failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] days of Amdocs’ above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in (y) above; and provided further, however, that, notwithstanding anything to the contrary provided above, there will not be deemed to have occurred a “Critical Default” of Sprint hereunder in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs’ charges relating to such period of [**] days or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs’ charges relating to such period of [**] days or more, Sprint’s Chief Information Officer or Chief Operations Officer will have determined such amount is a “disputed amount” in accordance with Section 5.2.9 (Payments) hereof.

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6.3.2 Material Defaults

(a) In the event that Sprint believes Amdocs has committed a Default described in clause (f) of Section 12.1.58 (Default) hereunder or either Party believes the other Party has committed a Default described in clause (c) of Section 12.1.58 (Default) hereunder (each referred to hereinafter as a “Material Default”), the Party asserting that such Material Default has been committed will provide the other Party with written notice of such claim, and within [**] calendar days of the date of such notification the matter will be submitted to arbitration in accordance with Section 13.6 (Governing Law and Jurisdiction). The purpose of such arbitration will be to determine, assuming the truth of all claims of the Party asserting that such Material Default has been committed, whether the other Party’s failure or breach is “material” for purposes of clause (c) or (f) of Section 12.1.58 (Default), as the case may be. The Arbitrators will make its initial determination of materiality, and if the Arbitrators confirms that the asserted failure or breach is “material,” then the Arbitrators must determine whether the asserted Material Default was in fact committed and was not cured within the applicable cure period therefor, if any (i.e., that the conditions of a Default under clause (f) or clause (c), as the case may be, of Section 12.1.58 (Default) were met). If the Arbitrators determine that a Party did in fact commit a Material Default, or the Arbitrators fail to render a determination within [**] months of the original notification as to whether such Material Default was in fact committed, then the Party asserting such Material Default will have the right to terminate this Agreement. The [**] month time limit during which the Arbitrators must determine whether a Party has in fact committed a Material Default will be reduced by the number of days in excess of [**] elapsing between the date of the original notice described above and the date of the Arbitrators’ initial threshold determination of materiality.

(b) In the event that the Arbitrators rule that a Material Default has been committed by a Party, the other Party may initiate the termination by sending the other Party a Termination Notice specifying a Termination Date, provided that such Termination Date will be [**] days or more subsequent to the date of such Termination Notice. Termination will be effective at 11:59 p.m. on the Termination Date, and, in the event of such a termination, Amdocs will perform its Disentanglement obligations hereunder until they are fulfilled. Upon termination by Sprint pursuant to this Section 6.3.2 (Material Defaults), Amdocs will [**] subsequent to the expiration of any cure period contained in clause (c) or clause (f), as the case may be, of Section 12.1.58 (Default). Termination will not constitute a Party’s exclusive remedy for a Material Default of the other Party, and the Arbitrator will have time beyond the [**] month time period referenced above to determine the damages due to a Party for such asserted failure or breach of the other Party hereunder. Further, a Party will not be deemed to have waived any of its rights accruing hereunder prior to submitting the original notice described above, and Sprint will not be required to pay Amdocs any Exit Fee or other termination fees if Sprint terminates the Term pursuant to this Section 6.3.2 (Material Defaults). Further, the non-prevailing Party in any arbitration conducted pursuant to this Section 6.3.2 (Material Defaults) will be required to pay the arbitration costs, including reasonable attorney’s fees, of the other Party. If a Party asserting a Material Default terminates this Agreement, in accordance herewith, on the basis of the Arbitrator’s failure to render a determination within [**] months of the original notification, as to whether such Material Default was in fact committed, the arbitration will continue in order to determine whether such Material Default was committed; and if such determination is that neither a Critical Default or a Material Default was committed, then the termination will be deemed a termination for convenience, pursuant to Section 6.2.1 (Termination for Convenience).

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6.3.3 Other Defaults

In the event that either Party (the “First Party”) commits an Other Default, the other Party (the “Second Party”) may, after providing the First Party with written notice of such Other Default, submit the matter to the escalation procedures set forth in Section 4.5 (Dispute Resolution). If, as a result of such procedure, the Arbitrator determines that the First Party did in fact commit an Other Default, then the Second Party will have the right to terminate this Agreement by sending the First Party a Termination Notice specifying a Termination Date, provided that such Termination Date will be [**] days or more subsequent to the date of such Termination Notice. Termination will be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Sprint, [**]. Termination will not constitute the Second Party’s exclusive remedy for such an Other Default, and the Second Party will not be deemed to have waived any of its rights accruing hereunder prior to such Other Default. Sprint will [**]. For purposes of this Section 6.3 (Termination for Cause), an “Other Default” of Amdocs will mean the Default described in clause (b) of Section 12.1.58 (Default) hereunder and an “Other Default” of Sprint will mean the Default described in clause (e) of Section 12.1.58 (Default) hereunder.

6.4 Extension of Services

In the event that the Agreement has been terminated by Sprint in accordance with the terms hereof, or in the event that the Primary Term has expired, Sprint may, at its sole option and discretion prior to the applicable Termination Date, extend the effective date of any such expiration or termination of the Primary Term for up to [**] successive periods of up to [**] days each beyond the applicable Termination Date, upon at least [**] days’ prior, written notice to Amdocs. The Parties hereby acknowledge, for the avoidance of doubt, that during any period of extension under this Section 6.4 (Extension of Services) all terms and conditions of this Agreement will continue to apply, including but not limited to: (i) the Monthly Subscriber Fee and (ii) the CPSs and the imposition of Performance Credits for Amdocs’ failure to meet such CPSs, and the application of bonuses with respect thereto.

6.5 Transfer Assistance (Disentanglement)

6.5.1 Disentanglement Process

The Disentanglement process will begin on the earlier of the following dates: (i) the [**] day prior to the end of the Term; or (ii) the date a Termination Notice is delivered by Sprint. During the Disentanglement process, Amdocs will perform certain services related to the transition of any terminated Services to Sprint or Sprint’s designee as described herein below (the “Disentanglement Services”), including but not limited to, after the Termination Date, certain continuation of the Services or any component thereof (the “Continuation Services”). Amdocs’ obligation to perform the Services, and Sprint’s obligation to pay for the Services in accordance with the terms set forth in this Agreement and, for the avoidance of doubt, other than for the Disentanglement Services including the Continuation

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Services, will expire: (A) at the end of the Term; or (B) on the applicable Termination Date specified pursuant to Section 6 (Term and Termination); provided, however, that Sprint’s obligation to pay for Services rendered prior to such date, but not yet paid for in accordance with the terms hereof, will remain in effect subsequent to such date. After the Termination Date, Amdocs will provide the Disentanglement Services, including the Continuation Services, as and to the extent reasonably requested by Sprint, for up to [**] months after the Termination Date (the “Initial Disentanglement Period”), including any extensions thereof under Section 6.4 (Extension of Services) hereof (with the date on which Amdocs’ obligation to provide Disentanglement Services expires being referred to herein as the “Expiration Date”); provided, however, that, upon [**] days’ prior written notice, Sprint may extend such Expiration Date by up to [**] additional [**] month periods (each, an “Additional Disentanglement Period” and collectively, the “Additional Disentanglement Periods”). Following the Termination Date (i.e., during the Initial Disentanglement Period and Additional Disentanglement Periods, if any), the CPSs will remain in effect; provided, however, that Amdocs will not be subject to the application of any Performance Credits, or entitled to earn any Bonuses (as such term is defined in Schedule C (Creditable Performance Specifications (CPSs))), during either the Initial Disentanglement Period or any Additional Disentanglement Period. The Parties will discuss in good faith a plan for determining the nature and extent of Sprint’s Disentanglement obligations and for the transfer of Services in process, provided, however, that Amdocs’ obligations under this Agreement to provide all Disentanglement Services reasonably requested by Sprint will not be lessened, to the extent practicable. Except as otherwise explicitly provided in the Agreement, all terms and conditions of the Agreement will continue to apply during the Initial Disentanglement Period and during any Additional Disentanglement Periods.

6.5.2 General Obligations

Amdocs will take all actions reasonably necessary to accomplish, on the Termination Date, a complete transition of responsibility for the Services being terminated from Amdocs to Sprint, or to any replacement provider designated by Sprint, including the performance by Amdocs of all of the obligations imposed upon it pursuant to this Section 6.5 (Transfer Assistance (Disentanglement)), with no material interruption of or adverse impact on the Services or any other services provided by Third Parties (collectively, a “Disentanglement”). Prior to the Termination Date, Amdocs will use commercially reasonable efforts to cooperate with Sprint and any new service provider and to perform the Disentanglement Services requested by Sprint and otherwise promptly take all steps required to assist Sprint in effecting a complete Disentanglement. Amdocs will perform the Disentanglement Services in accordance with the manner in which it provides similar services to its similarly sized customers. Sprint will act reasonably in assisting Amdocs in Amdocs’ fulfilling its Disentanglement obligations as quickly as reasonably practicable, under the circumstances. Amdocs will provide all information regarding the Services or as otherwise needed for Disentanglement. Amdocs will provide for the prompt and orderly conclusion of all work, as Sprint may reasonably direct, including completion or partial completion of some Projects, documentation of work in process, and other measures to ensure an orderly transition to Sprint or Sprint’s designee, and Amdocs will perform the Services in accordance with the CPSs until the Termination Date. Upon Sprint’s reasonable determination that Amdocs has successfully performed all of Amdocs’ obligations in connection with Disentanglement as provided in this Section 6.5 (Transfer Assistance (Disentanglement)),

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Sprint will promptly provide Amdocs with written notice that Disentanglement satisfactory to Sprint has occurred (“Disentanglement Notice”). If Sprint refuses to issue the Disentanglement Notice based on its determination that Amdocs has not yet completed its Disentanglement obligations provided in this Section 6.5 (Transfer Assistance (Disentanglement)), and Amdocs disagrees with such determination, Amdocs may submit the matter to the escalation procedures set forth in Section 4.5 (Dispute Resolution). Irrespective of the passing of the anticipated Termination Date, Amdocs’ obligation to perform the Disentanglement will not cease until the Expiration Date.

6.5.3 Specific Obligations

The Disentanglement will include the performance of the following specific obligations:

(a) After delivery of the Termination Notice, the Parties will cooperate fully with one another to facilitate a smooth transition of the Services from Amdocs to Sprint or Sprint’s designated replacement provider. Such cooperation will include the provision (both before and after the Termination Date) by Amdocs to Sprint of sufficient information available to Amdocs (including all information then being utilized by Amdocs) to enable Sprint’s personnel (or that of Third Party Providers) who are reasonably skilled in the provision of services similar to the Services, to fully assume and continue the provision of the Services.

(b) Amdocs will use commercially reasonable efforts to convey or assign to Sprint (or its designee), any leases, licenses, and other agreements (except facility and financing leases), to the extent permissible under such agreements, that are requested by Sprint and are held by Amdocs (or cause to be conveyed or assigned any of the same held by any Affiliate of Amdocs) and used by Amdocs, Sprint, or any Subcontractor in connection with the provision or receipt of the Services (the “Essential Agreements”). Furthermore, whenever any Essential Agreement is extended, renewed, or renegotiated, Amdocs will use commercially reasonable efforts to obtain the other party’s consent to such conveyance or assignment. Amdocs’ obligation under this subsection will include Amdocs’ using commercially reasonable efforts to perform all obligations under the Essential Agreements that are to be performed by it with respect to periods prior to the date of conveyance or assignment to Sprint (or its designee). Sprint will reimburse Amdocs for expenses incurred by Amdocs in respect of Amdocs’ conveyance or assignment to Sprint of any Essential Agreement or in Amdocs’ obtaining the other party’s consent to the assignment or conveyance of any Essential Agreement, provided Amdocs has used commercially reasonable efforts to minimize such expense.

(c) Amdocs will use commercially reasonable efforts, to the extent permissible under any contracts associated with such assets, to convey to Sprint from among those other assets then held by Amdocs for the provision of Services to Sprint, such assets as Sprint may select, at a price consisting of the fair market value. Assets held by Amdocs will be deemed to include assets in which title is in Amdocs’ Affiliates or designees or in Third Parties pursuant to a financing lease or other security arrangements under the Uniform Commercial Code or its equivalent in non-United States jurisdictions.

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(d) Amdocs will deliver to Sprint or Sprint’s designee, at Sprint’s request, all documentation and data related to Sprint, including the Sprint Data, held by Amdocs, except for documents and data that are legally privileged in the hands of Amdocs, and Amdocs will destroy all copies thereof not turned over to Sprint[**]; provided, however, Amdocs may retain archival copies of such documentation and data, solely for its internal records, subject to Amdocs’ maintaining the confidentiality of any Sprint Data embedded in such archival copies in accordance with Section 7 (Confidential Information and Security) hereof.

(e) Amdocs will reasonably cooperate with Sprint and all of Sprint’s Third Party Providers to ensure a reasonably smooth transition at the time of Disentanglement, with no interruption of Services, minimal adverse impact on the provision of Services or Sprint’s activities and minimal interruption of any Services provided by Third Party Providers.

(f) Irrespective of the passing of the Termination Date, Amdocs will continue to perform, until their respective completion (or until Sprint earlier directs Amdocs to cease performing), any Services relating to a subsequent Release Amdocs is performing as of the Termination Date, in accordance with the established schedule for such Release and at the Amdocs Rate. Amdocs will use commercially reasonable efforts to complete any and all such Releases as soon after the Termination Date as possible. For a period of [**] months following the completion of any Release, Amdocs will provide Services to Sprint to facilitate the transition of such Release from Amdocs to Sprint or Sprint’s designee.

6.5.4 Preparation for Disentanglement

(a) Up-to-date Documentation

Amdocs will provide to Sprint as part of the Disentanglement Services (unless otherwise required under other provisions of this Agreement), Documentation and other information for all software (including any applications developed as part of the Services) and hardware, including, but not limited to, the Amdocs Standard Materials, to enable a reasonably competent person fully to assume the provision of the Services. Amdocs will also provide such Documentation for all upgrades or replacement software or hardware concurrently with the installation thereof. If the Documentation relates to Third Party Standard Materials, Amdocs will provide Sprint the Documentation then-currently made available by the provider of the Third Party Standard Materials. If the Documentation relates to proprietary Amdocs Standard Materials, Amdocs will provide the then-available Documentation; if such then-available Documentation is insufficient to allow persons who meet the standards required of Amdocs personnel in this Agreement to understand and operate such proprietary Amdocs Standard Materials, then Amdocs will create sufficient additional Documentation in a timely manner and provide it to Sprint at Sprint’s expense, provided Amdocs has used commercially reasonable efforts to minimize such expense.

(b) Maintenance of Assets

Amdocs will procure all of its hardware, software, systems, networks, technologies, and other assets utilized in providing Services to Sprint (including leased and licensed assets) on commercially reasonable terms and will maintain such assets in good

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condition and in such locations and configurations as to be readily identifiable, and to the extent practicable and permissible under any agreements associated with such assets, transferable to Sprint or its designees in accordance with the provisions of this Agreement; in addition, Amdocs will insure such assets in accordance with the requirements of Section 9.6 (Insurance).

(c) Discovery Period

(i) Hosting Configuration. No later than the earlier of (i) [**], or (ii) within [**] days after the [**] pursuant to [**] “Early Termination Events”), Amdocs will (1) provide to Sprint reasonably detailed information about the hardware and software configuration that would be necessary for Sprint to perform its own Hosting Services (as defined below) for the Customized Product (“Hosting Configuration Details”) beginning [**] or after the [**] and (2) notify Sprint [**] upon (x) beginning [**], or (y) the [**], whether occurring before [**] or after such date, as applicable. For the purpose of clarification, the determination as to whether [**]. Thereafter, (1) Sprint will advise Amdocs if it is interested in purchasing all or some of the Data Center Assets, at Sprint’s sole discretion, upon (x) beginning [**], or (y) the [**], whether occurring before [**] or after such date, as applicable; and (2) if Amdocs has notified Sprint that [**], then Sprint will advise Amdocs if it is interested in purchasing such Hosting Services upon (x) beginning [**], or (y) after termination of any [**], whether occurring before [**] or after such date, as applicable.

(ii) Data Center Assets. No earlier than the earlier of (i) [**] or (ii) [**] days after the [**], Sprint may advise Amdocs that it is considering purchasing Data Center Assets beginning (x) [**], or (y) the termination of the [**] or after such date, as applicable. If Sprint so advises Amdocs that it is considering purchasing Data Center Assets, then from the date of receipt of such notice and continuing through [**] or the termination of the [**], whichever is longer [**], Amdocs will (i) provide to Sprint the Purchasing Details (as defined below) with respect to the Data Center Assets on which Amdocs runs the Customized Product and such supplemental information regarding the Data Center Assets as reasonably requested by Sprint and (ii) provide, upon at least [**] business days prior written notice, access to Sprint as reasonably necessary for Sprint to inspect the Data Center Assets and audit the information provided by Amdocs during the Discovery Period in accordance with this Section 6.5.4(c) (Discovery Period), including the net book value of the Data Center Assets; provided, that Amdocs will have the right to request that any such audit be conducted by an independent Third Party reasonably satisfactory to Amdocs and at [**].

(iii) Purchasing Details. As used herein, “Purchasing Details” means: (A) an inventory (the “DC Inventory”) of the Data Center Assets containing reasonably detailed descriptions, specifications, serial/model numbers and configurations of Data Center Assets installed thereon (together with information on any related licenses therefor); (B) purchase and warranty records and information concerning Third Party components utilized in operating such Data Center Assets, and information concerning transfer of manufacturer warranty, support services and licenses related thereto; and (C) the purchase price to Sprint to purchase from Amdocs each of the Data Center Assets identified on the DC Inventory, which purchase price will be at [**] therefor as accounted for in [**] as of the date [**] to Sprint (for each such Data Center Asset, the “DC Assets Purchase Price”).

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(iv) Refresh of Hosting Configuration Details and Purchasing Details. After the initial provision of the Hosting Configuration Details and Purchasing Details, respectively, until such time as Sprint notifies Amdocs that it is no longer considering the purchase of Hosting Services or the Data Center Assets Purchase Option, such notification terminating the Discovery Period with respect to Hosting Services and/or the Data Center Assets Purchase Option, respectively, Amdocs will refresh and update the Hosting Configuration Details and Purchasing Details, respectively, on a minimum [**] basis until the end of the applicable Discovery Period; provided however, that Amdocs will notify Sprint of any material changes to the Hosting Configuration Details and Purchasing Details within [**] business days of occurrence. Sprint agrees to promptly notify Amdocs if it determines that it is no longer considering the purchase of Hosting Services or the Data Center Assets Purchase Option.

(v) For the purpose of clarification, all information provided to Sprint pursuant to the provisions of this Section 6.5.4(c) (Discovery Period) is deemed Confidential Information of Amdocs subject to Section 7 (Confidential Information and Security) hereof and will be utilized by Sprint solely for the purpose which it may be provided, including for evaluating whether to proceed with the Data Center Assets Purchase Option and/or entering into a Hosting Services Agreement under Section 6.5.5 (Assets, Hosting Services, License and Maintenance Purchasing Options) hereof, and may not be disclosed, in whole or in part, in any manner, to any Third Party other than contractors or service providers engaged in assisting Sprint in such evaluation, including, without limitation, outsourced IT service providers who may participate in carrying out Sprint’s administration of the Hosting Services or management of the Data Center Assets, subject to Section 6.5.5(e) (Confidentiality of Amdocs Material).

6.5.5 Data Center Assets, Hosting Services, License and Maintenance Purchasing Options

(a) Data Center Assets

Sprint may, at its sole option and discretion, effective on (x) [**], or (y) [**] or after such date, as applicable and in compliance with the provisions of this Section 6.5.5(a) (Data Center Assets), purchase from Amdocs, and Amdocs will sell to Sprint, any and/or all Data Center Assets at Sprint’s sole discretion, at the applicable DC Assets Purchase Price (the “Data Center Assets Purchase Option”). No later than [**] days prior to the last day of the [**], Sprint will notify Amdocs in writing of its intent to exercise or not exercise the Data Center Assets Purchase Option, along with a list of Data Center Assets that Sprint intends to purchase, and the “closing date” on which Sprint will receive title to the purchased assets (which date will not be earlier than [**] unless for an Early Termination Event (but, for clarification, can be during the Disentanglement Period)). Amdocs will grant Sprint access to the Data Center to remove such Sprint purchased Data Center Assets upon the closing date or other agreed upon date. The sale of all Data Center Assets that may be sold by Amdocs to Sprint under this Section 6.5.5 (Data Center Assets, Hosting Services, License and Maintenance Purchasing Options) will be effected pursuant to a bill of sale identifying the Data Center Assets purchased along with its DC Assets Purchase Price (and no other terms or conditions unless mutually agreed to by the Parties) except to specify that the Data Center Assets will be sold on an “as is, where is” basis

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and that Amdocs will not have any liability for any damages whatsoever that may arise in connection with such Data Center Assets purchase (other than liability for making the identified Data Center Assets available for pickup in exchange for the applicable DC Assets Purchase Price). To the extent that there are any Third Party manufacturer warranties or support services with respect to such Sprint Purchase Data Center Assets, Amdocs will cooperate reasonably with Sprint to effect the transfer or assignment of the same to Sprint to the extent the same is transferable or assignable; provided, that any [**] to effect such transfers or assignments [**]. AMDOCS MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION OF THE DATA CENTER HARDWARE AND THERE ARE NO IMPLIED WARRANTIES, REPRESENTATIONS OR UNDERTAKINGS BY AMDOCS, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT THERETO.

(b) Hosting Services

If, pursuant to Section 6.5.4 (Preparation for Disentanglement) hereof, [**] beginning [**], or [**], as applicable, and Sprint has notified Amdocs that it is interested in acquiring such Hosting Services, then, the Parties will meet, within [**] business days of Amdocs’ receipt of such notice, to reasonably determine the scope of the Hosting Services (the “Hosting Scope”) to be provided by Amdocs (the “Scoping Meeting”), which determination the Parties agree to make within [**] business days after the Scoping Meeting (the “Scoping Determination”). Within [**] days of the Scoping Determination, Amdocs will provide to Sprint a detailed proposal containing (i) the precise services to be provided by Amdocs to Sprint in accordance with the Hosting Scope, including, as appropriate, housing of the Sprint-purchased Data Center Assets at Amdocs’ primary Data Center until such time that the hosting services agreement terminates, appropriate notice to Sprint to remove the Sprint-purchased Data Center Assets from the Amdocs Data Center, appropriate service levels, and security (collectively, the “Hosting Services”); (ii) the duration of the Hosting Services, termination rights, applicable fees and payment terms for the Hosting Services and other terms and conditions customary for a hosting services transaction of similar value and importance; and (iii) the date by which agreement on such terms must be reached (which date will be no later than [**] days after Sprint receives the detailed proposal). If Sprint and Amdocs reach agreement on the terms under which Amdocs is willing to provide such Hosting Services, then the Parties will enter into a mutually agreeable hosting services agreement.

(c) Expanded License to Customized Materials and Standard Materials

(i) Sprint may, at its sole option and discretion, effective [**] or the [**] and in compliance with the provisions of this Section 6.5.5(c) (Expanded License to Customized Materials and Standard Materials), purchase the following expansion of existing licenses provided herein from Amdocs (the “Expanded License Option”) for a one-time non-recurring fee of [**] Dollars ($[**]) (the “Non-Recurring License Fee”), plus the Subsequent Subscriber License Fee described below. For the purposes of this Section 6.5.5(c) (Expanded License to Customized Materials and Standard Materials), the term Customized Materials includes all Customized Materials hereunder owned by Amdocs, whether provided under this

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Agreement, the 2006 Agreement (as Customized Materials are defined in the 2006 Agreement) or the Original Agreement (as Customized Materials are defined in the Original Agreement). Concurrently with and automatically upon exercise of the Expanded License Option by Sprint as permitted hereunder and the concurrent full payment of the Non-Recurring License Fee, and only subject to such payment of the Non-Recurring License Fee and continued payment of the Subsequent Subscriber License Fee, Amdocs grants to Sprint the following expanded licenses:

(1) a royalty-free, fully-paid, perpetual (subject to the continuing payment of the Subsequent Subscriber License Fee to the extent applicable), non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] the benefit of the use of, the Customized Materials [**] (subject to the provisions of Section 2.13 (Sprint Parties) hereof), in connection with the conduct of Sprint’s [**] business (which business will not include marketing itself, and operating as, a re-seller or re-licensor of software), with a right [**] to use, copy, and modify such Customized Materials solely to provide services to Sprint and subject to Section 6.5.5(e) (Confidentiality of Amdocs Material); and

(2) a royalty-free, fully-paid, perpetual (subject to the continuing payment of the Subsequent Subscriber License Fee to the extent applicable), non-exclusive license to Sprint (or its designee), to use, copy, modify, and exploit [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 2.13 (Sprint Parties) hereof), with a right to [**] to use, and copy such Amdocs Standard Materials for the sole purpose of providing services to Sprint and subject to Section 6.5.5(e) (Confidentiality of Amdocs Material).

(ii) Concurrently with the payment of the Non-Recurring License Fee after exercise of the Expanded License Option as permitted herein, Amdocs will deliver to Sprint (regardless of whether a condition for release of the Escrow Deposit has occurred), in such media and format as reasonably requested by Sprint, (i) a complete electronic copy of all Customized Materials (including, without limitation, the object code, [**], and Documentation) and (ii) all Amdocs Standard Materials (including, without limitation, the object code of the Generic Product and Documentation, but excluding the source code of the Generic Product). In the event that, at any time after proper exercise of the Expanded License Option hereunder, Sprint does not make any required payment of any undisputed portion of the Subsequent Subscriber License Fee, Amdocs will provide Sprint with written notice of such payment default. If the undisputed portion of the Subsequent Subscriber License Fee is not fully paid within [**] days of Amdocs written notice, the licenses granted under this Section 6.5.5(c) (Expanded License to Customized Materials and Standard Materials) will terminate at such time and Sprint will return or destroy, at Amdocs’ option, all Customized Materials and Standard Materials previously delivered to Sprint hereunder. For the purpose of clarification, exercise of the Expanded License Option by Sprint hereunder will provide Sprint solely with a license as set forth herein and in no way is intended to or will affect ownership of Standard Materials (in which Amdocs will continue to own all right, title and interest) or Customized Materials (in which Amdocs will continue to own all right, title and interest, except as may be specifically set forth pursuant to this Agreement or an ASO).

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(iii) The licenses granted in this Section 6.5.5(c) (Licenses to Customized Materials and Standard Materials) do not in any way reduce or expand the scope or term of any licenses or other rights otherwise granted to Sprint under this Agreement, or reduce or expand any other obligations of Amdocs hereunder, other than as specifically set forth herein.

(iv) No later than the earlier of (i) [**], or (ii) within [**] days after the [**], Sprint will notify Amdocs in writing of its intent to exercise or not exercise the Expanded License Option. If Sprint exercises the Expanded License Option, the entire Non-Recurring License Fee will be due and payable to Amdocs within [**] days of the notice of exercise. In addition to the Non-Recurring License Fee, Sprint will pay Amdocs a subsequent subscriber license fee, calculated annually on each anniversary of the end of the calendar quarter in which the [**] object code for the Customized Materials and object code for the Standard Materials is delivered (the “Subscriber Base Date”), starting from the first anniversary after the Subscriber Base Date, of [**] Cents ($[**]) times the [**]. The Subsequent Subscriber License Fee will be evaluated yearly based on the “high water mark” under which the Subsequent Subscriber License Fee has been previously calculated. For clarification, in the event that there is a decrease or no change in the number of year-over-year Subscribers, the Subsequent Subscriber License Fee will not apply until the number of Subscribers exceeds the last number upon which the Subsequent Subscriber License Fee was last paid. An example of the Subsequent Subscriber License Fee calculation is set forth as Annex 3 (the “Fee Calculations”) to Exhibit C (“Post-Termination Maintenance Terms and Conditions”). Payment of the Subsequent Subscriber License Fee shall be due and payable in accordance with the terms of Section 5.3.9 (Payments).

(d) Post-Termination Maintenance of Generic Product

(i) In the event that Sprint exercises its Expanded License Option, Sprint may, with [**] days’ notice to Amdocs, at Sprint’s sole option and discretion, enter into a Maintenance Order with Amdocs providing for ongoing maintenance and support services (“Post-Termination Maintenance”), substantially in the form attached as Annex 1 (the “Maintenance Order”) to Exhibit C (“Post-Termination Maintenance Terms and Conditions”) attached hereto. If the Expanded License Option is exercised and Sprint and Amdocs enter into a Maintenance Order, Amdocs will provide Post-Termination Maintenance for the Generic Product at the fees set forth in Annex 1 (the “Maintenance Order”) to Exhibit C (“Post-Termination Maintenance Terms and Conditions”), on reasonable terms and conditions, which terms and conditions shall be negotiated between the Parties in good faith and be no less favorable to Sprint for Preferred level maintenance as those set forth in Annex 2 (“Amdocs Product Support Overview”) to Exhibit C (“Post-Termination Maintenance Terms and Conditions”), as the Amdocs Product Support Overview is amended by Amdocs from time to time. An example of the maintenance fees calculation is set forth as Annex 3 (the “Fee Calculations”) to Exhibit C (“Post-Termination Maintenance Terms and Conditions”).

(ii) Sprint acknowledges that as between Amdocs and Sprint, Amdocs owns all right, title and interest in and to any documentation, training materials, designs, discoveries, inventions, know-how, techniques, fixes, patches, workarounds, upgrades, service packs, customizations, modifications, enhancements or derivative works of the Generic Product

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that may be provided by Amdocs as part of Post-Termination Maintenance (collectively, the “Post-Termination Maintenance Work Product”). The Post-Termination Maintenance Work Product will be deemed to be part of the Standard Materials licensed to Sprint under the terms of Section 6.5.5(c)(i)(2) hereof, and Sprint is granted no title or ownership rights in any Maintenance Work Product, in whole or in part. Without limiting any prohibition provided herein, Sprint hereby assigns to Amdocs all right, title and interest in and to any and all derivative works of the Post-Termination Work Product or any other materials provided by Amdocs in connection with the performance of Post-Termination Maintenance hereunder.

(iii) In the event that the Parties enter into the Post-Termination Maintenance Order, the terms of this Agreement will continue to survive and apply to the relationship of the Parties under the Post-Termination Maintenance Order to the extent applicable; provided, however, that in the event of a conflict between the terms of the Post-Termination Terms and Conditions or the Maintenance Order and the terms of this Agreement, the terms of the Post-Termination Maintenance Terms and Conditions and Maintenance Order will take precedence.

(e) Confidentiality of Amdocs Material

For the avoidance of doubt, Sprint agrees that, to the extent it is permitted by this Section 6.5.5 (Data Center Assets, Hosting Services, License and Maintenance Purchase Options) to provide Amdocs Confidential Materials to any Third Parties, it will first obtain such Third Party’s agreement to confidentiality terms no less protective than the terms provided by this Agreement.

6.5.6 Charges for Disentanglement Services

For all Disentanglement Services provided to Sprint (not including the purchase options in Section 6.5.5 (Purchasing Options Upon Disentanglement)), Amdocs will charge Sprint and Sprint will pay Amdocs during the Initial Disentanglement Period and Additional Disentanglement Periods, as applicable, the greater of (i) the Monthly Subscriber Fee as provided in Schedule D (Charges) or (ii) [**] Dollars ($[**]). Sprint will be permitted to hold back [**] percent ([**]%) of the Monthly Subscriber Fee amounts invoiced by Amdocs during the applicable Disentanglement Period until Sprint issues the Disentanglement Notice; provided that any such held back amounts will be deposited in a Third Party escrow account and released upon issuance of the Disentanglement Notice.

6.5.7 Disentanglement Process with regard to Additional Services

The provisions of Section 6.5 (Transfer Assistance (Disentanglement)) (including its Subsections) will apply, mutatis mutandis, with regard to the termination of the Additional Services.

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7	CONFIDENTIAL INFORMATION AND SECURITY

7.1 Generally

7.1.1 To the extent that either Party (the “Discloser”) discloses Confidential Information to the other (the “Recipient”), the Recipient will protect the Confidential Information of the Discloser. The Recipient will:

(a) use the same care and discretion to avoid disclosure, publication, or dissemination of the Discloser’s Confidential Information as the Recipient uses with its own similar information that it does not wish to disclose, publish, or disseminate;

(b) use the Discloser’s Confidential Information solely for the purpose for which it was disclosed or otherwise for the benefit of the Discloser;

(c) take steps to minimize the dissemination or copying of the Discloser’s Confidential Information except to the extent necessary to perform its obligations under this Agreement;

(d) not acquire any express or implied right or license under any patent, copyright, trade secret, or other right or assert any lien against Confidential Information of the other Party; and

(e) use its best efforts to inform its employees, agents, and subcontractors who perform duties with respect to this Agreement about these restrictions.

7.1.2 The Recipient may disclose Confidential Information to the Recipient’s employees, agents, Affiliates, and Subcontractors (except for Sprint Competitors or Amdocs Competitors, as the case may be), who have: (a) a need to know such Confidential Information in order to perform their duties; and (b) a legal duty to protect the Confidential Information. The Recipient assumes full responsibility for the acts or omissions of its Subcontractors, Affiliates, agents, and employees with respect to such Confidential Information.

7.2 Exclusions

7.2.1 Confidential Information will not include specific information to the extent that the Recipient can demonstrate such information was:

(a) after disclosure to Recipient, published or otherwise a part of the public domain through no fault of the Recipient;

(b) in the possession of such Recipient at the time of disclosure to it, if such Party was not then under an obligation of confidentiality with respect thereto;

(c) obtained from a source other than the Discloser who had a lawful right to disclose such Confidential Information to it;

(d) independently developed by the Recipient, as demonstrated by credible evidence, without reference to Confidential Information of the Discloser;

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(e) at the time of disclosure to the Recipient, generally available to the public as evidenced by generally available documents or publications through no fault of the Recipient; or

(f) disclosed by the Discloser to another entity without obligation of confidentiality.

7.2.2 For the purpose hereof, disclosures which are specific (e.g., as to engineering and design practices and techniques, equipment, products, or operating conditions), will not be deemed to be within the foregoing exceptions merely because they are embraced by general disclosures in the public domain or in the possession of the Recipient. In addition, any combination of features will not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the possession of the Recipient, but only if the combination itself and its principle of operation are in the public domain or in the possession of such Recipient.

7.3 Required Disclosure

The Recipient may disclose Confidential Information to the extent disclosure is required by law or by a court or governmental agency or any other entity authorized by applicable law to require such disclosure; provided, however, that the Recipient will use its commercially reasonable efforts to maintain the confidentiality of the Confidential Information by means of a protective order or other similar protection and will give the owner of such Confidential Information prompt notice in order that it have every opportunity to intercede in such process to contest such disclosure and will use commercially reasonable efforts to cooperate with the owner of such Confidential Information to protect the confidentiality of such Confidential Information. The owner of such Confidential Information reserves the right to obtain a protective order or otherwise protect the confidentiality of such Confidential Information.

7.4 Notification

In the event of any disclosure or loss of Confidential Information, the Recipient will notify the Discloser as soon as possible.

7.5 Return of Confidential Information

Unless it is expressly authorized by this Agreement to retain the other Party’s Confidential Information, a Party will promptly return or destroy, at the other Party’s option, the other Party’s Confidential Information, including materials prepared in whole or in part based on such Confidential Information, and all copies thereof (except for one copy, which may be retained in the Party’s confidential files, unless such retention would be prohibited by law or by contract), and at the other Party’s request, an officer of such Party will certify to the other Party that it no longer has in its possession or under its control any Confidential Information in any form whatsoever, or any copy thereof.

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7.6 Confidentiality Agreements

Each Party will require each of its employees, agents, and Subcontractors participating in the performance of the Services hereunder to execute an agreement (unless already executed) in a form reasonably acceptable to the other Party containing obligations of confidentiality with respect to the other Party’s Confidential information substantially similar to those of the Parties hereunder. Each Party, upon the other Party’s request, will provide to the other Party a copy of such form of confidentiality agreement.

7.7 Security

In performance of its obligations hereunder, Amdocs will comply with the security and other requirements set forth in Schedule Y (Privacy and Security Attachment).

7.8 Services from [**]

7.8.1 Amdocs agrees that the only customer data to be sent to or accessed in [**] and the only Services to be performed in [**] will be those described on the Services Matrix attached hereto as Schedule U (Services Matrix). Amdocs will follow at all times the security measures listed below in this Section 7.8 (Services from [**]). The Services Matrix may be modified from time to time upon only the mutual agreement of the Parties. Amdocs will provide notice of any security breach and will cooperate with Sprint to correct the same. Amdocs will, [**] and may not use any subcontractors in [**]. Amdocs represents that, as of the Effective Date, there have been no security breaches or unauthorized disclosures at its facilities in [**].

7.8.2 Amdocs agrees that Sprint may conduct monthly audits for the adherence to Sprint’s invoice disposal policy for Services sent to or accessed in [**] as referenced in Schedule U (Services Matrix) and may terminate Amdocs’ right to perform Services from [**] upon written notice to Amdocs of any breach of this Section 7.8 (Services from [**]) (material breach in the case of Amdocs’ failure to comply with the requirements set forth in the following list) that is not cured within the timeframes described in Section 7.8.3:

(a) All customer data resides in the Amdocs Champaign Data Center. There is no replica of the customer database in [**].

(b) The IP address range of [**] sites are blocked in the perimeter switches, thus preventing direct access from [**].

(c) All access from [**] is over a secure scrambled MPLS line.

(d) User accounts with access to the Production Environment at Amdocs’ facility are limited to users who are current employees with the proper job title and job description.

(e) A process is in place relating to obtaining (and documenting) management’s authorization for the access provided to new users.

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(f) All Amdocs employees are required to authenticate to the Production Environment network with a token card as currently used to authenticate users on the Production Environment network.

(g) Usage of token cards and access is monitored via security management and monitoring software (e.g., E-Trust).

(h) During the termination process a trouble ticket is opened in the Amdocs trouble ticket reporting system to revoke all access for [**] employees including the revocation of the secure token.

(i) All additional access to Sprint Data is blocked and users have no means of getting to production data if they do not use the authentication mechanisms in place.

(j) Physical access to the Amdocs Data Center is controlled by magnetic key cards.

(k) Distribution of key cards with access to the Amdocs’ Data Center is limited to users who are current employees with the proper job title and job description.

(l) All SSAE 16 Control objectives will be audited and reported to Sprint.

7.8.3 Within [**] hours of Sprint’s notice to Amdocs of such breach, or Amdocs otherwise becoming aware of such breach (in which case Amdocs will promptly notify Sprint in writing of such breach’s existence), Amdocs will provide to Sprint a written status of Amdocs’ efforts to cure such breach, which will include a reasonably detailed description of how the breach was resolved, or if not yet resolved, a proposed action plan for the resolution of the breach and the associated timeframe for mitigation and resolution of such breach. If Sprint determines in its discretion that such action plan or timeframe for mitigation or resolution is not acceptable, Sprint and Amdocs will use commercially reasonable efforts to determine a mutually agreeable action plan and timeframes for mitigation or resolution. If Sprint determines the Parties are unable to reach an agreement, then Sprint may suspend Amdocs’ right to perform Services from [**] upon written notice to Amdocs until such time as the Parties reach a mutually agreeable action plan and timeframes for mitigation or resolution.

8	INTELLECTUAL PROPERTY RIGHTS

8.1 Ownership of Customized Materials; License to Use Customized Materials

8.1.1 Allocation of Rights

The Parties will use commercially reasonable efforts to mutually agree upon in each Additional Services Order (i) the description of the Customized Materials to be developed under such Additional Services Order and (ii) the allocation of the rights in such Customized Materials by identifying such Customized Materials as being either Category A, B, C, or D Customized Materials in accordance with the definitions set forth below, or as otherwise

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set forth in the applicable Additional Services Order. Customized Materials will be deemed to be Category B Customized Materials unless otherwise set forth in the applicable Additional Services Order. When making requests that the Parties classify the Customized Materials under a given Additional Services Order as Category A Customized Materials, Sprint will do so in a reasonable manner and will take into consideration the effect such classification would have upon Amdocs’ ability to provide services to its other customers of the Generic Product.

8.1.2 Categories of Customized Materials

The categories of Customized Materials will be as follows:

(a) Category A Customized Materials. Category A Customized Materials are those Customized Materials in which Sprint will be the sole and exclusive owner of such Customized Materials and Amdocs hereby assigns and agrees to assign to Sprint, exclusively, all right, title and interest therein. Category A Customized Materials are Sprint Owned Property and ownership will inure to the benefit of Sprint from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Amdocs also acknowledges that the Parties do not intend Amdocs to be a joint author of the Category A Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event will Amdocs be deemed the joint author of any Category A Customized Materials.

(b) Category B Customized Materials. Category B Customized Materials are those Customized Materials in which Amdocs, subject to the license grant to Sprint described herein, will be the sole and exclusive owner of such Customized Materials and Sprint hereby assigns and agrees to assign to Amdocs, exclusively, all right, title, and interest therein. Ownership of Category B Customized Materials will inure to the benefit of Amdocs from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Sprint also acknowledges that the Parties do not intend Sprint to be a joint author of the Category B Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event will Sprint be deemed the joint author of any Category B Customized Materials. For the avoidance of doubt, Amdocs’ ownership of the Customized Materials will not derogate from Amdocs’ obligations hereunder with regard to Sprint’s Confidential Information. Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, the Category B Customized Materials, [**] with respect to Subscribers or cancelled Subscribers [**] in connection with the conduct of Sprint’s [**] business (which business will be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party Providers to use such Customized Materials to provide services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] the benefit of the use of, the Category B Customized Materials, [**] (subject to the provisions of Section 2.13 (Sprint Parties) hereof), in connection with the conduct of Sprint’s [**] business (which business will be deemed not to include marketing itself, and operating as, a re-seller or

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re-licensor of software), with a right to enable Third Party Providers to use such Customized Materials to provide services to Sprint, only for as long as Amdocs provides to Sprint [**] development and operational services similar to the Services hereunder with regard to utilization of the license granted under this clause (ii).

(c) Category C Customized Materials. Category C Customized Materials are those Customized Materials in which Amdocs, subject to the license grant to Sprint and the Category C Exclusivity Period described herein, will be the sole and exclusive owner of such Customized Materials and Sprint hereby assigns and agrees to assign to Amdocs, exclusively, all right, title, and interest therein. Ownership of Category C Customized Materials will inure to the benefit of Amdocs from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Sprint also acknowledges that the Parties do not intend Sprint to be a joint author of the Category C Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event will Sprint be deemed the joint author of any Category C Customized Materials. For the avoidance of doubt, Amdocs’ ownership of the Customized Materials will not derogate from Amdocs’ obligations hereunder with regard to Sprint’s Confidential Information. Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] the benefit of the use of, the Category C Customized Materials, [**], and all derivatives thereof [**] in connection with the conduct of Sprint’s [**] (which business will be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party Providers to use such Customized Materials to provide services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**], and to allow [**] the benefit of the use of, the Category C Customized Materials, [**] and all derivatives thereof (subject to the provisions of Section 2.13 (Sprint Parties) hereof), in connection with the conduct of Sprint’s [**] business (which business will be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party Providers to use such Customized Materials to provide services to Sprint, [**]. Further, the licenses granted by Amdocs under the preceding sentence will be an exclusive to Sprint, such that without the prior written consent of Sprint, Amdocs will be prohibited from marketing, licensing, selling, or delivering such Category C Customized Materials, to, or using such Category C Customized Materials for the benefit of, any Third Party during the period prior to, and for a period of [**] (or such other period if the Parties mutually agree) (the “Category C Exclusivity Period”) following, the date of Acceptance of the implementation of such Category C Customized Material into production for Sprint.

(d) Category D Customized Materials. Category D Customized Materials are those Customized Materials in which Sprint will be the sole and exclusive owner of such Customized Materials and Amdocs hereby assigns and agrees to assign to Sprint, exclusively, all right, title and interest therein. Category D Customized Materials are Sprint Owned Property and ownership will inure to the benefit of Sprint from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Amdocs also acknowledges that the Parties do not intend Amdocs to be a joint author of the Category D Customized Materials within the meaning of the Copyright Act of

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1976, as amended, and that in no event will Amdocs be deemed the joint author of any Category D Customized Materials. Sprint hereby grants a royalty-free, fully-paid, perpetual, non-transferable license to Amdocs to (i) use [**] the Category D Customized Materials, in connection with Amdocs’ performance of this Agreement and internal use only, and (ii) use any patent rights Sprint might have in the Category D Customized Materials in connection with Amdocs’ development, subject to the next sentence of this paragraph, of software code for Amdocs’ other customers and Amdocs’ licensing of such software code to such Amdocs’ other customers. Nothing within this paragraph will preclude Amdocs from providing to Amdocs’ other customers similar functionality as that contained in the Category D Customized Materials (e.g., development by Amdocs for other customers new software code with similar functionality as that contained in the Category D Customized Materials), provided that in doing so Amdocs will in no event make use of the Category D Customized Materials or any Sprint Confidential Information.

(e) iDEN Customizations. Notwithstanding the process described in Section 8.1.1 (Allocation of Rights) or the categories of Customized Materials described in clauses (a), (b), (c) and (d) above in this Section 8.1.2 (Categories of Customized Materials), Sprint and Amdocs agree that any portion of the Customized Materials comprising the iDEN Customizations will be deemed to be Category C Customized Materials, with the exception that the license granted by Amdocs to Sprint with respect thereto is not subject to any exclusivity period; provided however, that if, at any time, Amdocs will sell or license the iDEN Customizations to, or use the iDEN Customizations for the benefit of, any Third Party, Amdocs will provide to Sprint a “sales bonus” on the basis of the number of Third Party Subscribers of such Third Party as of the date such iDEN Customizations are sold or licensed to, or used for the benefit of, such Third Party, in accordance with the following table:

NUMBER OF THIRD PARTY SUBSCRIBERS	AMOUNT OF SALES BONUS
Up to [**] million Third Party Subscribers	$	[**	]
[**] to [**] million Third Party Subscribers	$	[**	]
Over [**] million Third Party Subscribers	$	[**	]

; provided that Amdocs will pay Sprint the aggregate amount of such sales bonuses within [**] days of each anniversary of the Effective Date with respect to each such Third Party to whom the iDEN Customizations are licensed or sold, or for whose benefit the iDEN Customizations are used, during the [**] period ending on such anniversary.

8.1.3 Escrow

(a) Escrow Deposit

If and to the extent that Amdocs does not deliver complete source and object code for all the Deliverables that constitute software under this Agreement (“Software”) to Sprint, then, Amdocs will establish and maintain an escrow with Iron Mountain Intellectual

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Property, Inc. or another escrow agent satisfactory to Sprint (the “Escrow Agent”). The escrow agreement with the Escrow Agent will be consistent with the requirements of this Section 8.1.3 (Escrow) (including, without limitation, the release conditions and procedures related to the release of the Escrow Deposit) and will not add any procedures or requirements to the release of the Escrow Deposit unless Sprint expressly agrees in writing to such additional procedures or requirements. Amdocs will deposit in such escrow, a copy of all source and object code for the Software, together with all Software documentation reasonably necessary for Sprint to fully maintain, modify and utilize the Software (collectively, the “Escrow Deposit”), all in a form that is machine readable and useable, and, if any portion of the Escrow Deposit is encrypted, Amdocs will also include in the Escrow Deposit or deliver to Sprint the decryption tools and decryption keys necessary to access the source code. The Escrow Deposit will be updated (i) at least [**] each [**] during the Term, and (ii) in addition, upon Sprint’s request, such request to be made no more frequently than [**] per each [**] during the Term; provided that to the extent the Escrow Deposit already contains the most current version of the portions of the Generic Product that are not modules of the ENSEMBLE customer care and billing platform, then such updates to the Escrow Deposit may include no update to such portions of the Generic Product. Amdocs will be responsible for the payment of the Escrow Agent’s fees and all costs of producing and delivering the Escrow Deposit to the Escrow Agent, except for the annual enrollment fees will be borne by Sprint). Sprint will have the right to verify, or to have the Escrow Agent verify, at Amdocs’ expense, the Escrow Deposit, at any time, no more frequently than once every [**] months, upon reasonable notice, for its accuracy and completeness. Escrow Agent will, at Sprint’s cost, provide Sprint a quarterly update regarding the version and release of any source code held in escrow. Amdocs warrants and represents that Amdocs maintains a current and accurate repository of the source code for the Customized Product in a CCC Harvest database (which is Amdocs’ source code version management tool), which includes, without limitation, all associated makefiles necessary for building the Customized Product, any hot fixes that Amdocs applies to the production environment of the Customized Product and the database schema of the Customized Product (collectively, the “Repository”). Without limiting the foregoing, Amdocs will deliver to the Escrow Agent, as part of the Escrow Deposit, a complete and accurate copy of the Repository and will provide the Escrow Agent with the last good build number performed on the Customized Product source code prior to the creation and delivery of such copy of the Repository to the Escrow Agent.

(b) Release Conditions

(i) The Escrow Deposit (but excluding the portion consisting of the source code of the Generic Product) will be released to Sprint in the event: (a) of the expiration of the Term of the Agreement; (b) of the occurrence of any event that would give rise to the right by Sprint to terminate (whether or not Sprint exercises such right) this Agreement (i) for cause in accordance with the provisions of Sections 6.3.1 (Critical Defaults), 6.3.2 (Material Defaults) or 6.3.3 (Other Defaults) herein above, (ii) due to change in control of Amdocs in accordance with the provisions of Section 6.2.2 (Change in Control of Amdocs) herein above, (iii) due to Force Majeure Event in accordance with the provisions of Section 6.2.3 (Termination for Force Majeure Event) herein above, (iv) due to Amdocs’ Financial Instability in accordance with the provisions of Section 6.2.4 (Termination for Financial Instability) herein above, or (v) pursuant to Schedule Y (Privacy and Security Attachment); (c) this Agreement is terminated by

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Sprint for convenience in accordance with the provisions of Section 6.2.1 (Termination for Convenience) herein above; or (d) Amdocs assigns, directly or indirectly (whether by merger, acquisition or otherwise) the items comprising the Escrow Deposit to an entity that is a Sprint Competitor.

(ii) In addition, the full Escrow Deposit (including the source code of the Generic Product) will be released to Sprint in the event that: (a) Amdocs is adjudicated insolvent, or consents to the appointment of a receiver or liquidator; (b) Amdocs’ board of directors or a majority of its shareholders take any action authorizing the dissolution or liquidation of Amdocs; (c) Amdocs voluntarily or involuntarily becomes a debtor subject to proceedings under the United States Bankruptcy Code, which proceedings will likely cause Amdocs to be adjudicated insolvent and provided such proceedings are not dismissed within [**] days after their commencement; or (d) Amdocs fails to continue to do business as a going concern.

(c) License to Deposit Materials

The scope of license and use of the Escrow Deposit by Sprint and its Affiliates will be in accordance with the provisions of this Agreement. Sprint may have its third-party service providers use, copy, and modify the Escrow Deposit, for Sprint subject to the provisions of this Agreement relating to Sprint’s subcontractors. Such license is to be exercisable by Sprint solely in the event that Sprint obtains the Escrow Deposit as provided hereunder.

(d) Training

If Sprint obtains the Software by release from the Escrow Deposit, Amdocs will use all reasonable efforts to provide to Sprint a practical and participatory on-site training program at Sprint’s facilities sufficient to reasonably train other personnel of Sprint (i.e., train them to be trainers) with respect to use, maintenance and operation of the Software, subject to all applicable provisions of this Agreement.

(e) Terms and conditions

Any such escrow will be documented in an escrow agreement fully incorporating the terms of this Section 8.1.3 (Escrow) and including such other terms and conditions required by Amdocs or the Escrow Agent as are reasonably satisfactory to Sprint.

8.1.4 In-Sourcing

In the event of the occurrence of any event that would give rise to the release of the Escrow Deposit as described in Section 8.1.3 (Escrow), Sprint may elect to perform a portion of the Services for itself (which may include use of the Customized Materials and Amdocs Standard Materials in accordance with the licenses granted to Sprint under this Agreement in Sprint’s or (in accordance with the confidentiality provisions of this Agreement) Sprint’s designee’s data center). If Sprint so elects, (a) the Parties will meet to discuss and agree upon a written amendment to this Agreement reflecting the changes to the Services resulting

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from Sprint’s election to perform such portion of the Services for itself, and (b) Amdocs will deliver to Sprint copies of the relevant Customized Materials and Amdocs Standard Materials (as determined by Sprint) and Amdocs will offer to Sprint the right to receive maintenance (including all enhancements and upgrades) and support with respect to such Customized Materials and Amdocs Standard Materials, for so long as Sprint requires it (provided Amdocs continues the provision of such services to its customers), at the same rates and terms Amdocs generally offers to other customers for services of a similar nature and scope.

8.1.5 Intellectual Property Protection

Amdocs will have the full and sole power to protect its ownership rights in the Category B Customized Materials, Category C Customized Materials, and the Customized Materials comprising iDEN Customizations, and to take all other action concerning such Customized Materials, and Sprint will cooperate fully and in a lawful manner, at the expense of Amdocs, in the preparation and prosecution of all legal actions and proceedings concerning such Customized Materials. Sprint will have the full and sole power to protect its ownership rights in the Category A Customized Materials and Category D Customized Materials, and to take all other action concerning such Customized Materials, and Amdocs will cooperate fully and in a lawful manner, at the expense of Sprint, in the preparation and prosecution of all legal actions and proceedings concerning such Customized Materials.

8.2 Ownership of Standard Materials; License to Use Standard Materials

8.2.1 Ownership by Amdocs

Subject to the license granted in this Section 8.2 (Ownership of Standard Materials; License to Use Standard Materials), Amdocs will be the sole and exclusive owner of all intellectual property provided by Amdocs under this Agreement that Amdocs can demonstrate constitutes Amdocs Standard Materials.

8.2.2 License to Standard Materials

Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-exclusive license to Sprint (or its designee), to use, copy, modify, and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 2.13 (Sprint Parties) hereof), with a right to enable Third Party Providers to use such Amdocs Standard Materials for the purpose of providing services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, non-exclusive license to Sprint (or its designee), to use, copy, modify, and exploit [**]and to allow the [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 2.13 (Sprint Parties) hereof), with a right to enable Third Party service providers to use such Amdocs Standard Materials for the purpose of providing services to Sprint, [**] development and operational services similar to the Services hereunder with regard to utilization of the license granted under this clause (ii). Amdocs will provide Sprint with a copy of all Amdocs Standard Materials in such media as requested by Sprint, together with object code, source code (if a condition for release of the Escrow Deposit has occurred), and Documentation.

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8.3 Copyright Notice

Sprint and Amdocs each agree to reproduce the copyright notice and any other legend of ownership and/or confidentiality on the original and any copies made of any materials of the other Party or any material containing Confidential Information of the other Party.

8.4 Rights and Licenses

8.4.1 Amdocs Third Party Materials

Amdocs will obtain from Third Parties all rights and licenses required to enable it to perform the Services without violating or infringing the rights of others. Amdocs’ obligation in this regard will, as to rights and licenses obtained from, through, or as a result of prior activity with Sprint, commence upon Amdocs having knowledge of the need for such right or license either through a Schedule to this Agreement, notice from Sprint, or as otherwise known by Amdocs. With respect to all technology used and to be used by Amdocs to perform the Services hereunder, whether proprietary to Amdocs or to any other person, Amdocs hereby grants and agrees to grant to Sprint, or cause to be granted by the licensor thereof, as the case may be, without additional charge to Sprint, such licenses and sublicenses as may be necessary in order for Sprint, and its authorized representatives, including Third Party Providers of Sprint, to use, or receive the benefit of the use by Amdocs of, such technology in connection with the Services or in connection with any other services that are related to, or come into contact with, the Services. In addition to the foregoing, Amdocs will use commercially reasonable efforts to obtain advance written consents from Amdocs’ licensors and lessors, to the extent possible, to the conveyance or assignment of all licenses and leases related to the Services to Sprint upon Disentanglement. If such advance consents cannot be obtained, Amdocs will promptly notify Sprint’s Key Non-Executive Personnel, and Sprint will have the option to enter into the applicable license or lease in its own name. Amdocs further agrees that any licenses granted or obtained, or to be granted or obtained, by Amdocs under this Section 8 (Intellectual Property Rights) and subject to its provisions, will extend to any assignee of substantially all of the assets or business of Sprint.

8.4.2 Sprint Third Party Materials

Schedule O (Sprint Third Party Materials) attached hereto contains a list of all hardware and software that Sprint will need to install, or have installed, in Sprint’s facilities in order for Sprint to use those components of the Customized Product that need to be located in Sprint’s facilities in order for Sprint to receive the Services (the “Sprint Third Party Materials”). Not in limitation of the requirements provided in Section 2.6 (Upgrades and Enhancements) hereof, Amdocs will provide Sprint with a written notice at least [**] months prior to implementing any change or upgrade to the Customized Product or any other software in the Data Center that would require Sprint to update, modify, or replace any of the Sprint Third Party Materials.

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9	INDEMNIFICATION AND INSURANCE

9.1 Indemnity by Amdocs and Sprint

9.1.1 Indemnity by Amdocs

Amdocs will defend, indemnify and hold Sprint, its Affiliates, and their respective employees, officers, directors, agents, successors and assigns (“Sprint Indemnitees”) harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney’s fees, (collectively “Costs”) arising out of any claim by any Third Party against a Sprint Indemnitee for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets, (x) based upon the Amdocs Standard Materials, the Documentation, the Customized Materials, or any Third Party technology used by Amdocs in providing the Services (collectively, the “Services Technology”) or (y) to the extent that it is an Amdocs Generated Claim. Also, notwithstanding the foregoing, Amdocs will indemnify the Sprint Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the Services Technology and Amdocs was offered the new release or version and did not move to same. Amdocs may, in its reasonable discretion, either procure a license to enable Sprint to continue to use, or receive the benefit of, such Services Technology or develop or obtain a non-infringing substitute reasonably acceptable to Sprint. Amdocs will have no obligation to indemnify Sprint for any such claim or action to the extent that it is based upon: (i) modification of a program or machine by Sprint, any Third Party contractor to Sprint, or any agent of Sprint unless such modification (whether made by Sprint or any such contractor or agent) has been approved in advance by Amdocs; (ii) Sprint’s combination, operation or use with apparatus, data or programs neither furnished nor approved by Amdocs; (iii) the use by Sprint of any software provided to Sprint by any Third Party other than in accordance with relevant software licenses whether or not such license agreements are provided to Amdocs; (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Sprint by a party other than Amdocs and supplied by Sprint to Amdocs; or (v) any exact procedure, style, or graphic that Sprint requires Amdocs to follow or use in developing the Customized Product (such requirements, the “Sprint Requirements”) (the occurrences set forth in clauses (i) through (v) above, the “Sprint Generated Claims”). For the avoidance of doubt, the exception from Amdocs’ indemnification obligation described in clause (v) will not apply, and such occurrence will not constitute a Sprint Generated Claim, with respect to claims or actions (i) based upon the manner or methodology selected by Amdocs to execute the Sprint Requirements or (ii) for which Amdocs has not provided Sprint with written notice documenting the exact procedure, style or graphic that Amdocs is alleging meets the requirements of clause (v) and is the basis for Amdocs’ claim that its indemnification obligations under this clause (a) do not extend to a particular action or claim for which a Sprint Indemnitee is seeking indemnification under this Section 9.1.1 (Indemnity by Amdocs).

9.1.2 Indemnity by Sprint

Sprint will defend, indemnify, and hold Amdocs, its Affiliate, and their respective officers, directors, employees, agents, successors, and assigns (“Amdocs Indemnitees”), harmless from and against any and all Costs arising out of, any claim by any Third Party against any of them for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets: (x) based upon software that is proprietary or non-proprietary to Sprint that Sprint requires Amdocs to use in

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performing the Services (“Sprint Software”) (if any) or any Sprint Requirements; or (y) to the extent that it is a Sprint Generated Claim. Also notwithstanding the foregoing, Sprint will indemnify the Amdocs Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the infringing Sprint Software and Sprint was offered the new release or version and did not move to same. Sprint may, in its reasonable discretion, either procure a license to enable Amdocs to continue to use any such infringing Sprint Software or any Sprint Requirements or develop or obtain a non-infringing substitute or modify Sprint’s requirements so as to no longer require Amdocs to use the Sprint Software or any Sprint Requirements in performing the Services. Sprint will have no obligation to indemnify Amdocs for any such claim or action to the extent that it is based upon: (i) modification of a program or machine by Amdocs, any Third Party contractor to Amdocs, or any agent of Amdocs (other than pursuant to the Sprint Requirements, but including the manner or methodology selected by Amdocs to execute the Sprint Requirements); (ii) Amdocs’ combination, operation, or use with apparatus, data, or programs not furnished by Sprint; (iii) the use by Amdocs of any software provided by any Third Party other than in accordance with relevant software licenses whether or not such licenses are provided to Sprint; or (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Amdocs by a party other than Sprint and supplied by Amdocs to Sprint (the occurrences set forth in clauses (i) through (iv) above, the “Amdocs Generated Claims”).

9.2 Tax Indemnity by Amdocs

Amdocs will defend, indemnify, and hold the Sprint Indemnitees harmless from and against any and all Costs, including any assessment for tax, interest or penalty, arising out of any claim by any federal, state, or local taxing authority relating to federal, state, or local sales or transaction taxes that Sprint has failed, or allegedly failed, to collect, if such failure or alleged failure is due to a mistake in billing caused by Amdocs in the course of its performance hereunder; provided, however, that in no event will Amdocs be required to indemnify Sprint if such failure or alleged failure is due to errors inherent in the coding of the [**] software program or an error by Sprint and not due to an act or failure to act of Amdocs. The Parties hereby acknowledge that the indemnity described in this Section 9.2 (Tax Indemnity by Amdocs) is being provided on the basis of Amdocs’ use of the [**] software program in performing the Services. If Amdocs, upon the mutual agreement of the Parties, at any time during the Term uses a different tax-related software program, in lieu of [**], Amdocs will provide an equivalent tax indemnity to that contained herein with respect to mistakes in billing.

9.3 Third Party Matters

9.3.1 Injury or Property Damages

Without limiting Amdocs’ obligations with respect to insurance as provided in Section 9.6 (Insurance) hereof, Amdocs and Sprint will indemnify, defend, and hold the Sprint Indemnitees and Amdocs Indemnitees, respectively, harmless with respect to any Third Party claim alleging bodily injury, including death, or damage to tangible personal or real property, in the event that such injury or damage arises from physical acts or omissions that constitute negligence, willful misconduct, or violations of law by the indemnifying Party or its personnel, agents, or Subcontractors.

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9.3.2 Mutual Indemnities

Each Party will defend, indemnify, and hold the other Party’s Indemnitees harmless from and against claims by Third Parties that may be brought against any such Indemnitee as a result of the commercial relationship existing between the Parties and that are based upon an alleged breach of any agreement by the indemnifying Party with such Third Party.

9.4 Indemnification Procedures

9.4.1 The indemnified Party will follow the procedures set forth in this Section 9.4 (Indemnification Procedures):

(a) The indemnified Party will promptly notify the Indemnifying Party in writing of a claim covered by this Section.

(b) The indemnified Party will not admit any liability whatsoever.

(c) The indemnifying Party will be entitled to take sole control of the defense and investigation of the claim (the “Defense”) at its own expense, and to use attorneys of its choice, by providing prompt written notice to the indemnified Party. The indemnifying Party will not be liable to the indemnified Party for any Defense Costs incurred after such notice, except for Defense Costs incurred at the indemnifying Party’s request.

(d) The indemnified Party will cooperate in all reasonable respects with the indemnifying Party and its attorneys in the Defense of such claim, and may reasonably participate at its own expense, through its attorneys or otherwise, in such Defense; provided that such participation does not interfere with the indemnifying Party’s Defense.

(e) If the indemnifying Party does not take sole control of the Defense of a claim as provided in this Section 9.4 (Indemnification Procedures):

(i) the indemnifying Party may participate in such Defense, at its sole cost and expense;

(ii) the indemnified Party will have the right to defend the claim in such manner as it may deem appropriate; and

(iii) the indemnifying Party will pay the indemnified Party’s Defense Costs.

9.4.2 All settlements of claims subject to indemnification under this Section 9 (Indemnification and Insurance) will:

(a) if requiring any admission of guilt by the indemnified Party, be entered into only with the consent of the indemnified Party, which consent will not be unreasonably withheld; and

(b) include an appropriate confidentiality agreement prohibiting disclosure of the terms of such settlement.

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9.5 Subrogation

The indemnifying Party will be subrogated to the rights and defenses of the indemnified Party to the extent of, and with respect to, the indemnifying Party’s obligation to indemnify the indemnified Party under this Section 9 (Indemnification and Insurance).

9.6 Insurance

9.6.1 Without limiting and separate from Amdocs’ undertaking to defend, hold harmless, and indemnify the Sprint Indemnities as provided in Section 9 (Indemnification and Insurance), Amdocs, at its own cost, will procure, maintain, and keep in force and effect insurance under insurance policies issued by companies in good standing and licensed to do business in all locations where the Services are to be performed, with coverage written on an occurrence (rather than claims-made) basis besides Error & Omission and Cyber Liability which are claims-made, as follows:

(a) Workers’ compensation insurance as provided for under any workers’ compensation or similar law in the jurisdiction where work is performed with an employer’s liability limit of not less than $500,000 for bodily injury by accident or disease. Amdocs’ Workers’ Compensation insurance policy will not be primary to any other insurance of Sprint. The undertaking in this subsection (a) does not apply to workers in [**];

(b) Commercial general liability, including bodily injury, property damage, personal and advertising injury liability and contractual liability covering operations, independent contractor and products/completed operations hazards, with limits of not less than $1,000,000 combined single limit per occurrence and $2,000,000 annual aggregate, naming Sprint, its officers, directors and employees as additional insureds;

(c) Business auto liability covering ownership, maintenance or use of all owned, hired and non-owned autos with limits of not less than $1,000,000 combined single limit per accident for bodily injury and property damage liability, The undertaking in this subsection (c) does not apply to workers in [**];

(d) Umbrella/excess liability with limits of not less than $5,000,000 combined single limit per occurrence and annual aggregate in excess of the commercial general liability, business auto liability and employer’s liability;

(e) “Fire Extended” property insurance covering not less than the full replacement cost of Amdocs’ (and subcontractor’s, if any) personal property, with a waiver of subrogation in favor of Sprint as it is agreed that Sprint will not be held liable for loss or damage to any such property, except in cases of gross negligence or willful misconduct by Sprint or any entity or person on its behalf. Sprint will be named as a loss payee as its interest may appear;

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(f) Fidelity (crime) insurance including coverage for employee dishonesty, extended by endorsement, if necessary, for loss to Sprint property related to the performance of services under this Agreement in an amount not less than $1,000,000 naming Sprint as a loss payee;

(g) Errors and omissions or Professional Liability Insurance with limits of $5,000,000 per claim and in the aggregate; and

(h) Cyber liability insurance with limits of $5,000,000 per claim and in the aggregate.

9.6.2 Except as specifically stated, the insurance policies listed above will not be restricted by the country or state in which the Services are being performed. In the case of Services performed outside the United States and when required by law, the insurance must be placed with a company admitted to do business in that country.

9.6.3 Amdocs will obtain and maintain the required coverage with insurers with A.M. Best ratings of not less than A-, VII and are licensed to do business in all jurisdictions where work is performed under this Agreement. Amdocs will provide Sprint a certificate of Insurance, (ACORD Form 25S or equivalent), evidencing that all the required coverage is in force and provide that no policy will be cancelled without first giving Sprint thirty (30) days notice. Amdocs will endeavor to provide such notice in writing. All policies named above besides Workers’ compensation will be primary to any insurance or self-insurance Sprint may maintain for acts or omissions of Amdocs or anyone for whom Amdocs is responsible.

9.6.4 If Amdocs utilizes subcontractors in performance of this Agreement, the subcontractors must meet the same insurance requirements as Amdocs. If a subcontractor does not meet the coverage requirements of this Section, the subcontractor must either supplement the deficient areas of coverage or Amdocs must certify that it has acquired sufficient coverage to supplement any deficiency of subcontractor.

10	LIMITATION OF LIABILITY; REMEDIES

10.1 Limitation of Liability and Disclaimers

The liabilities of the Parties to one another in respect of matters relating to this Agreement are subject to the following provisions and limitations of this Section 10 (Limitation of Liability; Remedies):

(a) EXCEPT AS OTHERWISE PROVIDED BELOW, THE AGGREGATE CUMULATIVE MONETARY LIABILITY OF SPRINT FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) WILL BE LIMITED TO THE AMOUNT OF MONEY SHOWN TO BE OWED FOR SERVICES RENDERED AND UNPAID AND ANY AMOUNTS DUE UNDER SECTION 6.2.1 (TERMINATION FOR CONVENIENCE). THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1(a) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF SPRINT’S

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LIABILITY WILL NOT APPLY TO: (I) CLAIMS FOR INDEMNIFICATION BY SPRINT (SECTION 9.1 (INDEMNITY BY AMDOCS AND SPRINT)); (II) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTIONS 7.1-7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (III) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 8 (INTELLECTUAL PROPERTY RIGHTS); AND (IV) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF SPRINT.

(B) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS’ AGGREGATE CUMULATIVE MONETARY LIABILITY FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) IN WHICH ANY ACTION IS BROUGHT, WILL BE LIMITED TO [**] DOLLARS ($[**]). EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS’ MONETARY LIABILITY IN RELATION TO ANY SINGLE EVENT WILL BE LIMITED TO [**] DOLLARS ($[**]); PROVIDED THAT FOR PURPOSES OF THIS LIMITATION: (1) EACH PERIOD OF [**] DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES WITH RESPECT TO WHICH THERE IS A CPS DESIGNATED AS “HIGH” IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSS)), WILL BE DEEMED A SEPARATE, SINGLE EVENT; AND (2) EACH PERIOD OF [**] DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES CORRESPONDING TO THE PRODUCT DEFECT QUANTITY AND SEVERITY CPS AND THE CDR RATING THROUGHPUT CPS (EACH AS DESCRIBED IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSS)), WILL BE DEEMED A SEPARATE, SINGLE EVENT; AND (3) EACH OTHER OCCURRENCE ARISING OUT OF THE AGREEMENT WILL BE DEEMED A SEPARATE, SINGLE EVENT UNTIL THE CONCLUSION OF SUCH OCCURRENCE. THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1(B) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF AMDOCS’ LIABILITY EITHER IN THE AGGREGATE OR WITH RESPECT TO ANY SINGLE EVENT WILL NOT APPLY TO: (A) CLAIMS FOR INDEMNIFICATION BY AMDOCS (SECTION 9 (INDEMNIFICATION AND INSURANCE)) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 9.2 (TAX INDEMNITY BY AMDOCS)); (B) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTIONS 7.1-7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (C) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 8 (INTELLECTUAL PROPERTY RIGHTS); (D) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF AMDOCS; AND (E) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION 4.5.3 (NO TERMINATION OR SUSPENSION OF SERVICES) HEREOF OR UPON REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS’ INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER. IN ADDITION, THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1(B) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF AMDOCS’ LIABILITY WITH RESPECT TO ANY SINGLE EVENT WILL NOT APPLY TO A BREACH OF AMDOCS’ OBLIGATIONS HEREUNDER WITH RESPECT TO DISASTER RECOVERY SERVICES OR A DISASTER RECOVERY FAILURE.

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(c) AMDOCS ACKNOWLEDGES AND AGREES THAT THE FOLLOWING TYPES OF DAMAGES WILL BE DEEMED RECOVERABLE BY SPRINT HEREUNDER: (I) ANY COMPUTABLE AMOUNTS (AS DEFINED IN SECTION 12 (DEFINITIONS; INTERPRETATION)); AND (II) ALL ADDITIONAL COSTS AND EXPENSES PAID OR INCURRED BY SPRINT; IN EITHER CASE AS A DIRECT RESULT OF ANY FAILURE BY AMDOCS TO PERFORM ITS OBLIGATIONS HEREUNDER, INCLUDING, IF SPRINT TERMINATES FOR DEFAULT HEREUNDER, ANY ADDITIONAL COSTS INCURRED BY SPRINT TO OBTAIN REPLACEMENT SERVICES COMPLYING WITH THE TERMS HEREOF.

(d) NEITHER PARTY WILL BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF THE FORM IN WHICH ANY ACTION IS BROUGHT (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) EXCEPT IN THE CASE OF LIABILITIES BASED UPON: (1) CLAIMS FOR INDEMNIFICATION OR OTHER AMOUNTS DUE UNDER SECTION 9 (INDEMNIFICATION AND INSURANCE) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 9.2 (TAX INDEMNITY BY AMDOCS)); (2) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTIONS 7.1-7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (3) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 8 (INTELLECTUAL PROPERTY RIGHTS)); (4) LOSSES ARISING OUT OF FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE; OR (5) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION 0 (NO TERMINATION OR SUSPENSION OF SERVICES) BY AMDOCS (NO TERMINATION OR SUSPENSION OF SERVICES) OR UPON A REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS’ INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER.

10.2 Remedies

10.2.1 Remedies

If a Party commits a Default under this Agreement, the other Party will be entitled to cause a termination of this Agreement in accordance with the provisions of Section 6.3 (Termination for Cause) and will have all the remedies that may be available to it under law or in equity. Except to the extent specifically stated in this Agreement, no remedy set forth in this Agreement is intended to be exclusive of any other remedy, and each remedy will be in addition to every other remedy given hereunder, or now or hereafter existing at law, in equity, by statute, or otherwise, provided that a Party’s recovery of damages pursuant to such remedies will be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

10.2.2 Attorney’s Fees

In the event of a Default by either Party, the prevailing Party will be entitled to recover from the non-prevailing Party reasonable attorney’s fees and costs in connection with any action by the prevailing Party in pursuing enforcement of the terms of this

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Agreement or any other remedies. For the avoidance of doubt, the attorney’s fees and costs are considered to be within the monetary limitations of liability specified in Section 10.1 (Limitation of Liability and Disclaimers) above.

10.3 Breach

The Parties acknowledge that the failure of a Default to constitute a basis for termination of this Agreement pursuant to Section 6.3 (Termination for Cause) will not preclude the aggrieved Party from seeking other remedies available to it under law or in equity for such Default, none of which is exclusive and any or all of which may be pursued, except as otherwise provided herein; provided that a Party’s recovery of damages pursuant to such remedies will be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

10.4 Delay

In the event of any Delay, Amdocs will, as soon as practicable after the occurrence of the Delay, notify Sprint in writing. The notice will include specific details of the Delay, including without limitation, the estimated impact on the applicable timetable under the Agreement and the estimated amount, if any, of additional Services required. If Sprint disputes any of the matters set forth in Amdocs’ notice, the matter will be resolved through the Dispute Resolution Process. If Sprint does not cure the Delay and it directly causes a cumulative increase of at least [**] business days to complete the Services set forth in the applicable Additional Services Order or otherwise directly causes a failure by Amdocs to comply with the requirements of an Additional Services Order, then Amdocs will be granted an extension of the project schedule for a period not longer than the length of the corresponding Delay, but only to the extent set forth in (i) Amdocs’ notice, if Sprint does not dispute the notice and subsequent Delays (if the Delay is continuous), or (ii) in a written agreement resulting from the Dispute Resolution Process and solely with respect to the matters described therein. Except for payments for actual efforts and expenses incurred by Amdocs as a result of a Delay for which Amdocs has complied with the requirements of this Section, to the extent such efforts and expenses are described in written notices required under this Section and Sprint agrees that such efforts and expenses were incurred by Amdocs as a result of a Delay and the amounts set forth in such written notices (in which case Sprint will issue a valid and applicable Sprint purchase order therefor based on the above Amdocs’ notices), Amdocs will not be entitled to any relief with respect to any Delay other than in compliance with the timely notice and other requirements of this Section. For avoidance of doubt, if Sprint disputes that such efforts and expenses were incurred by Amdocs as a result of a Delay or the amounts set forth in such written notices, Sprint will pay to Amdocs the undisputed portion of such amounts. Sprint’s failure to give Acceptance of a Deliverable under this Agreement will not constitute a Delay if and to the extent that such Deliverable did not meet the requirements of this Agreement.

11	WARRANTY

11.1 Authorization and Enforceability

Each Party represents and warrants that:

(a) it has all requisite corporate power and authority to execute, deliver, and perform its obligations under the Agreement;

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(b) its signing of and agreement to the Agreement have been duly authorized by all requisite corporate actions;

(c) it has signed and agreed to the Agreement; and

(d) the Agreement is a valid and binding obligation, enforceable against it in accordance with its terms (assuming the due authorization, execution, and delivery by the other Party).

11.2 Compliance with Laws and Obligations

(a) Amdocs represents, warrants, and covenants that it will comply with the Amdocs Legal Requirements to the extent that such Amdocs Legal Requirements relate to the performance of its obligations under the Agreement.

(b) Sprint represents, warrants, and covenants that it will comply with the Sprint Legal Requirements to the extent that such Sprint Legal Requirements relate to the performance of its obligations under the Agreement.

11.3 Additional Amdocs’ Representations, Warranties and Covenants

Amdocs represents, warrants, and covenants that:

(a) It will provide all Services in accordance with this Agreement, and that all Services provided under this Agreement will be provided in a timely, professional, and workmanlike manner consistent with standards of quality and integrity customary in the industry, and will meet the performance standards required under this Agreement.

(b) It will ensure that all Services, equipment, machines, networks, software and other resources utilized by Amdocs in providing the Services will be fully and successfully integrated and interfaced with and will be compatible with, the services, systems, items, and other resources of Sprint, or that are being provided to Sprint by Third Party Providers.

(c) As of the date of Acceptance of Deliverables, the Customized Product and the Services will be free from any material defects and will perform in accordance with the Specifications.

(d) All Deliverables that constitute software or hardware will be free from any Disabling Device. Amdocs will use industry best practices regularly to identify, screen, and prevent any Disabling Device in the Services and Deliverables and will not itself intentionally or negligently install or suffer the installation of any Disabling Device in the same. Amdocs will assist Sprint in reducing the effects of any Disabling Device discovered in any of the Services or Deliverables.

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(e) Deliverables may contain software that refers to, or is based upon, open source software, or that is “copylefted”; provided that Amdocs will use best efforts to make sure that the usage of such components as part of the Deliverables is permitted in accordance with the applicable software licenses.

(f) It will maintain in effect, all licenses and permits necessary for it to provide the Services contemplated by this Agreement.

(g) The Services and Deliverables provided by Amdocs under this Agreement, and Sprint’s exercise of any intellectual property rights granted under this Agreement, will not infringe or otherwise violate any statutory or other rights of any Third Party in or to any intellectual property rights in accordance with any applicable law of any applicable jurisdiction, including without limitation, copyrights, patent, trade secrets trademarks or moral rights, and no Third Party has, to Amdocs’ knowledge, asserted or has threatened or has or will have any reasonable basis to assert such a claim (other than claims for which Amdocs has reasonably concluded that there is no substantial basis).

(h) It owns or leases and will at all times own or lease, or have a right to use, free and clear of all liens and encumbrances, other than lessors’ interests, or security interests of Amdocs’ lenders, appropriate right, title, or interest in and to the tangible property and technology and the like that Amdocs intends to use or uses to provide such Services and in and to any related patent, copyright, trademark, and other proprietary rights, or has received or will receive appropriate licenses, leases, or other rights from Third Parties to permit such use.

(i) Amdocs’ Key Personnel and all other Amdocs’ Personnel assigned by Amdocs or its Subcontractors to perform Amdocs’ obligations under this Agreement will have experience, training and expertise at least customary in the industry for their responsibilities in the business in which Amdocs is engaged and will have sufficient knowledge of the relevant aspects of the Services and will have or promptly obtain sufficient knowledge of Sprint’s practices and areas of expertise to enable them to properly perform the duties and responsibilities assigned to them in connection with this Agreement. In addition to meeting all requirements for the Services set forth herein, the Services will conform to commercial standards customary in the industry applicable to such Services in the business in which each of Sprint and Amdocs is engaged.

(j) Amdocs’ Personnel are legally able and authorized to work in the United States. At Sprint’s request, Amdocs will audit its compliance with this Section and deliver to Sprint a written certification, within [**] business days after Sprint’s request, that Amdocs Personnel working in the United States are legally authorized to do so.

(k) With respect to Year 2000 Compliance:

(i) the following will be Year 2000 Compliant (“Year 2000 Compliant”): all Customized Materials and Standard Materials used by Amdocs, or approved by Amdocs for utilization by Sprint, in connection with the Services.

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(ii) Third Party-developed machines and Third Party software that do not contain functions or features designed primarily or specifically for Sprint’s use or benefit and that do not pertain to Sprint’s business, products, or systems (other than any machines, software, or other Third Party Standard Materials otherwise provided to Amdocs by Sprint) will not be used to perform the Services until and unless the following occur: (a) Amdocs obtains from such Third Party a statement as to the degree such Third Party’s and Third Party Standard Materials to be used are Year 2000 Compliant; (b) Amdocs takes reasonable steps to determine the degree of Year 2000 Compliance when such a statement cannot be obtained from such Third Party; (c) Amdocs informs Sprint prior to using such machines and/or Third Party Standard Materials, if it has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definitions of Year 2000 Compliant; and (d) Amdocs obtains Sprint’s approval to use such machines and/or Third Party Standard Materials, if Amdocs so informs Sprint that Amdocs has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definition of Year 2000 Compliant. Notwithstanding the foregoing, Amdocs will not use machines or Third Party Standard Materials that Amdocs has reason to know are not Year 2000 Compliant without Sprint’s prior written approval.

(iii) For purposes of this Agreement, “Year 2000 Compliant” means that at all times, during and after the year 2000, the relevant assets, resources, or systems will, without modification or human intervention, receive, enter, recognize, store, process, exchange with other programs and networks and systems that exchange data with them (provided, however, that if such other programs, networks, or systems are not owned by Sprint or utilized by Amdocs in providing the Services, they must be Year 2000 Compliant.

(iv) In the event of a non-conformity with the warranty in this subsection, Amdocs will, at Amdocs’ expense, promptly provide Sprint with the necessary modification, correction, or enhancement to such materials including such Third Party Standard Materials to render them in compliance with this warranty.

(l) The Documentation is, and will continue to be, complete and will accurately describe the Customized Product and the Services so as to enable a reasonable data processing professional with skills and experience customary in the industry to utilize the Customized Product and the Services for all purposes hereunder, and the Documentation will be promptly and accurately updated to reflect all Releases and the Services and any and all other modifications, enhancements, updates, error corrections, improvements, and the like to the Customized Product and the Services, and all such updates will be of a quality equal to or better than that of the initial Documentation provided to Sprint.

EXCEPT AS PROVIDED BY THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, AND THERE ARE NO IMPLIED WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, IN THIS AGREEMENT OR ANY AGREEMENT. EACH PARTY’S SOLE

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REMEDY FOR BREACH OF WARRANTIES BY THE OTHER PARTY WILL BE THE CORRECTION OF SUCH BREACH BY THE OTHER PARTY AS SOON AS PRACTICABLE; PROVIDED, HOWEVER, THAT THIS SENTENCE WILL NOT AFFECT OR DIMINISH EITHER PARTY’S RIGHTS UNDER ANY OTHER SECTION OF THIS AGREEMENT, OR EITHER PARTY’S RIGHTS TO RECOVER ALL DAMAGES, TO THE EXTENT AVAILABLE UNDER THIS AGREEMENT, WITH RESPECT TO ANY ACT OR FAILURE TO ACT BY THE OTHER PARTY.

12	DEFINITIONS; INTERPRETATION

12.1 Defined Terms

Capitalized terms used herein or in any Schedule or Exhibit hereto without definition will have the meanings ascribed to them below:

12.1.1 2006 Agreement

“2006 Agreement” has the meaning set forth in the Recitals.

12.1.2 Acceptance

“Acceptance” will have the meaning set forth in Section 4.4.1 (Software Component Testing).

12.1.3 Acceptance Testing

“Acceptance Testing” will mean the end to end business scenario testing in a “near production” environment, in which the Parties verify that the requested functionality defined in the applicable Impact Assessment Documents and API DFS is supported by the Customized Product as well as ensuring that the end to end business flows function as required.

12.1.4 Actual Percentage

“Actual Percentage” will have the meaning set forth in Section 6E of Schedule D (Charges).

12.1.5 ACU Document

“ACU Document” or “Amdocs CASE Utilities Document” will mean the data dictionary of the full database, including application, reference and security tables.

12.1.6 Additional Data Centers

“Additional Data Centers” has the meaning set forth in Section 0 (Location of Service Providers).

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12.1.7 Additional Disentanglement Period

“Additional Disentanglement Period” has the meaning set forth in Section 6.5.1 (Disentanglement Process).

12.1.8 Additional Licenses

“Additional Licenses” means any license, purchased by Sprint under the Agreement, to use Amdocs’ software products other than those for which licenses have been purchased by Sprint at the time of execution of this Agreement, including, without limitation, the Expanded License Option.

12.1.9 Additional Licenses Fees

“Additional Licenses Fees” means the license fees to be paid by Sprint for the Additional Licenses, provided, however, that in the case of the Expanded License Option, any Additional License Fees are contingent upon Sprint’s exercise of the Expanded License Option as set forth in Section 6.5.5(c) (Expanded License to Customized Materials and Standard Materials).

12.1.10 Additional Services

“Additional Services” means the services, and, if applicable, hardware and Third Party software, described in the Additional Services Orders.

12.1.11 Additional Services Fees

“Additional Services Fees” means the fees to be paid by Sprint to Amdocs for the Additional Services as provided for in the Additional Services Orders.

12.1.12 Additional Services Order or ASO

“Additional Services Order” or “ASO” means a Sprint document issued under Section 2.5 of this Agreement, executed, confirmed or acknowledged in writing by both parties, ordering Additional Services from Amdocs.

12.1.13 Affiliate

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, whether through ownership of voting securities or otherwise. For this purpose, and without limiting the foregoing, any Person that has the power to vote [**] percent ([**]%) or more of the voting interests of any other Person or owns [**] percent ([**]%) or more of the beneficial interests in income or capital will be deemed to control such other Person. If a Person owns more than [**] percent ([**]%) of the outstanding voting securities of another Person, such other Person will be considered both an Affiliate and a Subsidiary.

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12.1.14 Agreement

“Agreement” means this Agreement between Sprint and Amdocs, including all attachments, Exhibits, and Schedules hereto, as amended from time to time.

12.1.15 Air Summary Mapping

“Air Summary Mapping” means the air summary mapping to the invoice.

12.1.16 Amdocs

“Amdocs” has the meaning set forth in the Preamble hereto.

12.1.17 Amdocs Competitor

“Amdocs Competitor” means (i) any of the Persons listed on Schedule N (Party Competitors) as revised by mutual agreement of the Parties; and (ii) any Subsidiary of the entities referred to in clause (i).

12.1.18 Amdocs Generated Claims

“Amdocs Generated Claims” has the meaning set forth in Section 9.1.2 (Indemnity by Sprint).

12.1.19 Amdocs Indemnitees

“Amdocs Indemnitees” has the meaning set forth in Section 9 (Indemnification and Insurance).

12.1.20 Amdocs Integration Testing

“Amdocs Integration Testing” means the testing of the integration between the main systems (e.g. Ensemble, Amdocs Charging, and OLC).

12.1.21 Amdocs Legal Requirements

“Amdocs Legal Requirements” means the laws and regulations applicable to Amdocs.

12.1.22 Amdocs Rate

“Amdocs Rate” means the Labor Rate for Additional Services as defined in Section 7 of Schedule D (Charges), increased annually by [**] percent ([**]%) effective each January 1 commencing on January 1, 2014.

12.1.23 Amdocs Testing Activities

“Amdocs Testing Activities” has the meaning set forth in Section 4.4.1 (Software Component Testing).

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12.1.24 API DFS

“API DFS” or “Application Programming Interface Detailed Functional Specifications” will mean the detailed functional changes regarding the Amdocs APIs, which allows client development teams to modify applications utilizing any APIs.

12.1.25 Approving Notice

“Approving Notice” has the meaning set forth in Section 4.4.2 (Non Software Acceptance).

12.1.26 Arbitrator

“Arbitrator” means each arbitrator defined in Section 13.6 (Governing Law and Jurisdiction).

12.1.27 Asset Upgrade

“Asset Upgrade” has the meaning set forth in Section 2.6 (Upgrades and Enhancements).

12.1.28 Audits

“Audits” has the meaning set forth in Section 13.2 (Records and Audits).

12.1.29 Bill Layout Document

“Bill Layout Document” means the examples of the appearance and layout of the new bill images for each type of invoice.

12.1.30 Billing Map

“Billing Map” means the diagrams of the new billing maps for the new version of the Customized Product.

12.1.31 Category A Customized Materials

“Category A Customized Materials” has the meaning set forth in Section 8.1.2(a) (Category A Customized Materials.

12.1.32 Category B Customized Materials

“Category B Customized Materials” has the meaning set forth in Section 8.1.2(b) (Category B Customized Materials).

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12.1.33 Category C Customized Materials

“Category C Customized Materials” has the meaning set forth in Section 8.1.2(c) (Category C Customized Materials).

12.1.34 Category C Exclusivity Period

“Category C Exclusivity Period” has the meaning set forth in Section 8.1.2(c) (Category C Customized Materials).

12.1.35 Category D Customized Materials

“Category D Customized Materials” has the meaning set forth in Section 8.1.2(d) (Category D Customized Materials).

12.1.36 Change in Control

“Change in Control” has the meaning set forth in Section 6.2.2 (Change in Control of Amdocs).

12.1.37 Committed Operation Services

“Committed Operation Services” has the meaning set forth in Section 2.4 (Committed Operation Services).

12.1.38 [**]

“[**]” means that Sprint’s [**] for Similar Services is [**] for Similar Services.

12.1.39 Computable Amounts

“Computable Amounts” means any amount that was not billed to a customer of Sprint in accordance with Sprint’s routine billing cycle process with respect to which Sprint reasonably determines it would not be able to bill such customer on, or prior to, the monthly bill sent out to such customer during Sprint’s next routine billing cycle for such customer; provided that the failure to bill such amount in Sprint’s routine billing cycle was due to an error (unless caused by Sprint or any of its Affiliates, employees, agents or representatives): (i) in Amdocs’ performance of the Services or (ii) in the Customized Product; and provided, further, that Sprint will be required to use reasonable commercial efforts to bill such customer on, or prior to, the monthly bill sent out to such customer during Sprint’s next routine billing cycle for such customer (with a correction bill, if any, being sent prior to such subsequent bill being prepared and sent at Amdocs’ expense).

12.1.40 Concept

“Concept” means an idea that defines and communicates the purpose, high level objectives, and business process descriptions associated with a business need.

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12.1.41 Confidential Information

“Confidential Information” means (a) as to either Party, all technical information, materials, data, reports, programs, documentation, diagrams, concepts, techniques, processes, inventions, knowledge, know-how, and trade secrets, whether in tangible or intangible form, whether disclosed or conveyed by visits to a Party’s or a Party Affiliate’s facilities, whether or not marked or otherwise identified as confidential, and whether in written form or readable by machine, or disclosed orally, developed or acquired by such Party or any Affiliate thereof; (b) as to either Party, all information and data relating to such Party’s practices, customer information, account information, information regarding business planning and business operations, management information services, costs, or margins that is not generally known by others in the same line of business; (c) as to either Party, any information that such Party identified to the other as confidential by a stamp or other similar notice; (d) as to either Party, this Agreement (subject to Section 13.11 (Publicity) hereof); (e) as to either Party, all other information relating to such Party or Affiliate thereof that a reasonably prudent technician would expect not to be made available to Third Parties without restriction or payment; and (f) as to Sprint, all Sprint Data (including any Sprint Data contained in any Customized Materials) and any Customized Materials (subject to Section 8.1.2 (Categories of Customized Materials).

12.1.42 Continuation Services

“Continuation Services” has the meaning set forth in Section 6.5.1 (Disentanglement Process).

12.1.43 Costs

“Costs” has the meaning set forth in Section 9.1.1 (Indemnity by Amdocs).

12.1.44 CPR

“CPR” has the meaning set forth in Section 13.6.2 (Arbitration).

12.1.45 CPR Rules

“CPR Rules” has the meaning set forth in Section 13.6.2 (Arbitration).

12.1.46 CPSs

“CPSs” means, in relation to the Services, the Creditable Performance Specifications regarding the performance, availability, capacity, response times or other levels or standards in respect of the Services specified in Schedule C (Creditable Performance Specifications (CPSs)).

12.1.47 CR or Change Request

“CR” or “Change Request” means a formal request from Sprint to Amdocs which changes the scope and/or schedule of a Project within a Release.

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12.1.48 Critical Defaults

“Critical Defaults” has the meaning set forth in Section 6.3.1 (Critical Defaults).

12.1.49 Customization

“Customization” means the required modifications to the Generic Product or the previously customized version of the Generic Product (as the case may be) to be developed in accordance with the applicable Specifications in order to develop the resultant Customized Product.

12.1.50 Customization Services

“Customization Services” means the services to be provided by Amdocs in order to develop the Customized Product in accordance with the applicable Specifications.

12.1.51 Customized Materials

“Customized Materials” means all tangible and intangible information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, know-how, techniques, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law, created, invented or conceived for Sprint’s use or benefit in connection with this Agreement and that are the result of Customization Services hereunder. Customized Materials will not include the Generic Product but will include the modifications produced hereunder to the Generic Product. Customized Materials includes all copyright, patent, trademark, trade secret, and other proprietary and intellectual property rights, if any, in the Customized Materials.

12.1.52 Customized Product

“Customized Product” means the integrated product containing the Generic Product and the Customization (whether such Customization was developed under the Original Agreement, the 2006 Agreement, or this Agreement).

12.1.53 Data Center

“Data Center” means the premises from which Amdocs or any of its Subcontractors will operate the Customized Product. The location of each Data Center is set forth on Schedule E (Data Centers).

12.1.54 Data Center Assets

“Data Center Assets” means equipment, peripheral equipment and Third Party software dedicated to Sprint located in Amdocs’ primary Data Center (currently located in Champaign, Illinois) as described on Schedule E (Data Centers) to support the Services provided herein.

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12.1.55 Data Center Assets Purchase Option

“Data Center Assets Purchase Option” has the meaning set forth in Section 6.5.5(a) (Data Center Assets).

12.1.56 Data Dictionary

“Data Dictionary” means the identification and definition of all data types maintained in the database of the Customized Product and will be delivered via the ACU Document.

12.1.57 DC Assets Purchase Price

“DC Assets Purchase Price” has the meaning set forth in Section 6.5.4(c)(iii) (Purchasing Details).

12.1.58 DC Inventory

“DC Inventory” has the meaning set forth in Section 6.5.4(c)(iii) (Purchasing Details).

12.1.59 Default

“Default” means the occurrence of any of the following:

(a) Sprint’s determination, with respect to all CPSs listed in Section I (Scope) of Schedule C (Creditable Performance Specifications (CPSs)), (unless otherwise stated), that (i) during any [**] month period of time (A) Amdocs has been assessed [**] percent ([**]%) of the total possible [**] month period or (B) [**] percent ([**]%) of the total possible [**] during such [**] month period; or (ii) during any [**] month period of time, [**] percent ([**]%) of the total possible [**], or (iii) at any time, Amdocs has been assessed an [**] of the possible [**] or higher with respect to each of [**].

(b) a failure by Amdocs to use all reasonable efforts to avert, prevent, or avoid any threatened or actual interruption or shutdown (of any material duration) of any Data Centers or Additional Data Centers to the extent that a material deficiency with respect to the Services directly or indirectly is caused by such interruption or shutdown;

(c) a commission by a Party of a material breach of any obligation to the other Party under Section 7 (Confidential Information and Information Security) hereof (including but not limited to such breach by Amdocs relating to Sprint Data) or Section 8 (Intellectual Property Rights) hereof, provided that such breach, if curable, is not cured within [**] calendar days after notification by the other Party of such breach;

(d) insolvency of Amdocs; general failure of Amdocs to pay its debts as they become due; entrance of Amdocs into receivership or any arrangement or composition with creditors generally; filing of a voluntary or involuntary petition or other action or proceeding for bankruptcy or reorganization or dissolution or winding-up of Amdocs; a general assignment for the benefit of creditors of Amdocs; or a seizure or a sale of a material part of Amdocs’ property by or for the benefit of any creditor or governmental agency;

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(e) an assignment or attempted assignment in violation of Section 13.1 (Assignment and Binding Nature) hereof; provided, however, that an attempted assignment, made in the good faith belief that it is valid under such Section 13.1 (Assignment and Binding Nature), will not represent a Default of a Party, if such Party promptly notifies the other Party of the attempted assignment and promptly ceases to attempt the assignment after notification from the other Party that such attempted assignment is in violation of such Section 13.1 (Assignment and Binding Nature);

(f) a failure by a Party (i) to observe and perform any other material obligation, covenant, or condition under this Agreement and the failure by the breaching Party to cure such material default within [**] calendar days after the breaching Party has received notice of such default (including but not limited to, with respect to Amdocs, a material breach of Amdocs’ obligations under Sections 4.6.1 (Security) and 4.6.2 (Computer Information and Access) hereinabove; provided, however, that with respect to Sprint, the only failure that may constitute a Default by the terms of this clause (f) of this Section 12.1.59 (and such Default will be deemed a Critical Default) is Sprint’s failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs’ charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint’s Key Executive Personnel in writing of Sprint’s failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] days of Amdocs’ above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in (y) above; and provided further, however, that, notwithstanding anything to the contrary provided herein, there will not be deemed to have occurred a Default of Sprint hereunder in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs’ charges relating to such period of [**] days or more, if with respect to any amount greater than [**]%) of Amdocs’ charges relating to such period of [**] days or more, Sprint’s Chief Information Officer or Chief Operations Officer will have determined reasonably and in good faith that such amount is a “disputed amount” in accordance with Section 5.2.9(d) (Payments) hereof.

(g) the awarding to Sprint of cumulative damages hereunder in an aggregate amount of [**] Dollars ($[**]).

12.1.60 Defense

“Defense” has the meaning set forth in Section 9.4 (Indemnification Procedures).

12.1.61 Define Phase

“Define Phase” means the process that defines the strategic intent and Concepts that align with Sprint’s strategic intent. This may include feasibility assessment of the

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Concept and determination of technical approach and critical functional impacts to the Customized Product, and an estimated level of effort to aid Sprint with prioritization of Projects and investment decisions.

12.1.62 Delay

“Delay” means a delay in a project schedule or the failure of any assumption stated in an Additional Services Order that (i) Amdocs reasonably believes Sprint caused by an act or omission, and (ii) directly causes a material delay in Amdocs’ performance.

12.1.63 Deliverables

“Deliverables” means any item delivered or produced by Amdocs or required to be delivered or produced by Amdocs as the result of Services rendered under this Agreement or ASO. Deliverables may include, but are not limited to, tangible and intangible work product, information, data, code, reports, designs, memoranda, lists, diagrams, schedules, analyses, procedures, specifications, programs, computer systems, technology, materials, documentation and like items, whether in hard copy or electronic media, incidental to, and containing and embodying the results of, the Services performed under this Agreement or ASO.

12.1.64 Design Phase

“Design Phase” means the processes that constitute defining of logical and physical design specifications, which will serve as the basis for Development efforts. This includes creation of inter and intra application physical design specifications and creation of logical and physical information (database) design.

12.1.65 Development Services

“Development Services” means services which will include, but not be limited to, detailed design, programming, subsystem testing, application test plans, implementation plans, test execution signoff for System Testing, integrated quality checkpoint checklists, a master Project test plan, release testing guidelines, test summary reports, problem records, and a software configuration management plan. For clarity, Amdocs will provide to Sprint as part of the Development Services the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): Functional Release Notes; Software Release Notes; Technical Release Notes; Bill Layout Documents; Billing Map; SSAE Documentation (if applicable); Screen and Report Documents; ACU Document; ERD Document; Data Dictionary; DFD; System Test Results; Screen Change Report; Report Change Report; Air Summary Mapping; Traffic Management System Layout Documents; System Testing calendar highlights; development status reports; System Testing progress/status/defect reports; Project Milestone schedule; firewall impact summaries, and any other documents, as necessary or relevant for development and as agreed by the Parties.

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12.1.66 Disabling Device

“Disabling Device” means any timer, clock, counter, or other limiting design or routine or uncorrected known vulnerability that may cause software or any data generated or used by it to be erased, become inoperable or inaccessible, or that may otherwise cause such software to become temporarily or permanently incapable of performing in accordance with this Agreement, including without limitation, (i) any Disabling Device that is triggered after use or copying of such software or a component thereof a certain number of times, or after the lapse o a period of time, or in the absence of a hardware device or after the occurrence or lapse of any other triggering factor or event or due to external input, including across a computer network and (ii) any Disabling Device that communicates with external resources without Sprint’s knowledge or express authorization. Disabling Device includes software commonly referred to as a virus, worm, Trojan horse, spyware, adware or backdoor.

12.1.67 Disaster

“Disaster” means an event that causes an unplanned interruption of information processing at any Data Center that, in turn, results in a significant impairment of the ability of Amdocs to perform the Services at the Data Center, which event is outside of Amdocs’ control. Examples of a Disaster are: (a) loss of the building to fire; (b) loss of power to a Data Center due to hurricane damage; and (c) inability to access a Data Center due to a chemical spill.

12.1.68 Disaster Recovery Plan

“Disaster Recovery Plan” means the Disaster recovery architecture and plan entitled “Sprint, UBP (Retails & Wholesale) Alternative Environment Activation Procedure” dated November 25, 2008, as may be amended from time to time.

12.1.69 Discloser

“Discloser” has the meaning set forth in Section 7.1.1.

12.1.70 Discover Phase

“Discover Phase” means processes that discover functional and system requirements in support of the business requirements. This includes Project planning, Project scheduling, resource assignments, creating an information technology Project management plan, functional requirements modeling and system requirements modeling.

12.1.71 Discovery Period

“Discovery Period” has the meaning set forth in Section 6.5.4(c) (Discovery Period).

12.1.72 Discretionary Credits

“Discretionary Credits” means the credits described in Section 6D of Schedule D (Charges).

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12.1.73 Disentanglement

“Disentanglement” has the meaning set forth in Section 6.5.2 (General Obligations).

12.1.74 Disentanglement Notice

“Disentanglement Notice” has the meaning set forth in Section 6.5.2 (General Obligations).

12.1.75 Disentanglement Period

“Disentanglement Period” means the sum of Initial Disentanglement Period plus each Additional Disentanglement Period.

12.1.76 Disentanglement Services

“Disentanglement Services” has the meaning (except when used in Section 1 hereof) set forth in Section 6.5.1 (Disentanglement Process).

12.1.77 Dispute Resolution Process

“Dispute Resolution Process” means the process described in Section 4.5 (Dispute Resolution).

12.1.78 Documentation

“Documentation” means, collectively, (a) all of the written, printed, electronic or other format materials published or otherwise made available by Amdocs that Amdocs uses to perform the Services; (b) all user, operator, system administration, technical, support and other manuals and all other written, printed, electronic or other format materials to be provided by Amdocs under this Agreement, or to be provided by Amdocs pursuant to agreement of the Parties.

12.1.79 Due Date

“Due Date” has the meaning set forth in Section 5.2.9 (Payments).

12.1.80 Early Termination Events

“Early Termination Events” has the meaning set forth in Section 6.5.4(c)(i) (Hosting Configuration).

12.1.81 Effective Date

“Effective Date” has the meaning set forth in the Preamble hereto.

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12.1.82 ERD Document

“ERD Document” or “Entity Relationship Diagrams Document” means the diagrams of how the database tables are related to one another. This is delivered to Sprint by Amdocs via the ACU Document.

12.1.83 Escrow Agent

“Escrow Agent” has the meaning set forth in Section 8.1.3 (Escrow).

12.1.84 Escrow Deposit

“Escrow Deposit” (except when used in Section 1 hereof) has the meaning set forth in Section 8.1.3 (Escrow).

12.1.85 Essential Agreement

“Essential Agreements” has the meaning set forth in Section 6.5.3 (Specific Obligations).

12.1.86 Exit Fee

“Exit Fee” means (except when used in Section 1 hereof) each of the exit fees set forth in Schedule I (Exit Fee Computation) and/or in any Additional Services Orders.

12.1.87 Expiration

“Expiration” has the meaning as set forth in Section 1 (2006 Agreement).

12.1.88 Expiration Date

“Expiration Date” has the meaning set forth in Section 6.5.1 (Disentanglement Process).

12.1.89 Expanded License Option

“Expanded License Option” has the meaning set forth in Section 6.5.5(c)(i) (Expanded License to Customized Materials and Standard Materials).

12.1.90 Fast Track Procedure

“Fast Track Procedure” means the agreed upon accelerated procedure to enhance the Customized Product using Production CRs as described in Schedule W (Fast Track Procedure).

12.1.91 First Party

“First Party” has the meaning set forth in Section 6.3.3 (Other Defaults).

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12.1.92 Force Majeure Event

“Force Majeure Event” has the meaning set forth in Section 13.4 (Force Majeure).

12.1.93 Force Majeure Period

“Force Majeure Period” has the meaning set forth in Section 6.2.3 (Termination for Force Majeure Event).

12.1.94 Functional Release Notes

“Functional Release Notes” means what business requirements are included in the Release, the impacts and changes to functionality in the upcoming version of the Customized Product for each of the new enhancements.

12.1.95 GAAP

“GAAP” has the meaning set forth in Section 13.2 (Records and Audits).

12.1.96 Generic Product

“Generic Product” means the modules of the ENSEMBLE customer care and billing platform, as well as any other software products offered by Amdocs relating to the scope of products and services provided by Amdocs hereunder on the Effective Date or to be provided hereunder at any time during the Term in accordance with the terms of this Agreement on the Effective Date, including but not limited to, those specified in Annex B to Schedule D (Charges), but not including any of the Customized Materials.

12.1.97 HLCE or High Level Cost Estimate

“HLCE” or “High Level Cost Estimate” means the number of hours of effort for the Concept, which may also include hardware and/or software estimates, as well as Third Party labor. The HCLE occurs early in the Define Phase of a Project and provides Amdocs with the tools necessary to (i) define system and network architecture approaches, (ii) ensure appropriate architecture alignment, and (iii) identify functionality impacts.

12.1.98 HLE or High Level Estimate

“HLE” or “High Level Estimate” means the number of estimated hours of effort for the Concept, which may also include hardware and/or software estimates, as well as Third Party labor, provided by Amdocs in an Impact Assessment Document.

12.1.99 Hosting Configuration Details

“Hosting Configuration Details” has the meaning set forth in Section 6.5.4(c)(i) (Hosting Configuration).

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12.1.100 Hosting Scope

“Hosting Scope” has the meaning set forth in Section 6.5.5(b) (Hosting Services).

12.1.101 Hosting Services

“Hosting Services” has the meaning set forth in Section 6.5.5(b) (Hosting Services).

12.1.102 Impact Assessment Document or IA

“Impact Assessment Document” or “IA” means the detailed requirements for the CR of the Customized Product developed by Amdocs and reviewed by Sprint during sessions as agreed to by the Parties, which is the functional high level technical solution for the Project.

12.1.103 Individual CPS BGYR State

“Individual CPS BGYR State” will have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

12.1.104 Initial Disentanglement Period

“Initial Disentanglement Period” has the meaning set forth in Section 6.5.1 (Disentanglement Process).

12.1.105 Integrated System Testing

“Integrated System Testing” means testing of a software module’s interfaces with other modules of the same software system and with other software systems, including testing of the API’s used to implement such interfaces.

12.1.106 Interest

“Interest” means interest accruing at the daily equivalent of an annual rate equal to [**] basis points plus the “Prime Rate” published on the first business day of each month in the “Money Rates” or similar column of The Wall Street Journal (but no more than [**] percent ([**]%) per annum), or at the maximum rate allowed by law, if less, as such rate may change from time to time, with any change in said rate becoming effective for purposes herein upon publication of the Prime Rate change that caused it.

12.1.107 [**]

[**].

12.1.108 Issues

“Issues” means “Issues” as defined in the CPSs.

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12.1.109 Key Executive Personnel

“Key Executive Personnel” means those personnel of Amdocs and Sprint, respectively, who are so designated on Schedule G (Key Personnel and Steering Committee) and their respective replacement personnel designated and approved under the terms and conditions of Section 4.2 (Key Personnel).

12.1.110 Key Non-Executive Personnel

“Key Non-Executive Personnel” means those personnel of Amdocs and Sprint, respectively, who are so designated on Schedule G (Key Personnel and Steering Committee) and their respective replacement personnel designated and approved under the terms and conditions of Section 4.2 (Key Personnel). With respect to any matter required or permitted to be decided hereunder by the Key Executive Personnel of the Parties, Amdocs and Sprint each only get one vote per Party, regardless of the number of individual Key Executive Personnel representatives involved.

12.1.111 Key Personnel

“Key Personnel” means those personnel of Amdocs and Sprint, respectively, who are so designated on Schedule G (Key Personnel and Steering Committee) and their respective replacement personnel designated and approved under the terms and conditions of Section 4.2 (Key Personnel).

12.1.112 Legacy Additional Services

“Legacy Additional Services” has the meaning set forth in Section 2.7 (Legacy Additional Services”).

12.1.113 Maintenance Order

“Maintenance Order” has the meaning set forth in Section 6.5.5(d)(i) (Post-Termination Maintenance of Generic Product).

12.1.114 Maintenance Services

“Maintenance Services” has the meaning set forth in Section 2.3 (Maintenance Services).

12.1.115 Material Default

“Material Default” has the meaning set forth in Section 6.3.2 (Material Defaults).

12.1.116 Milestones

“Milestones” means those actions and projects identified as “Milestones” in Schedule D (Charges).

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12.1.117 Minimum Subscriber Commitment

“Minimum Subscriber Commitment” has the meaning (except when used in Section 1 hereof) set forth in Section 6E of Schedule D (Charges).

12.1.118 Monthly Subscriber Fees or MSF

“Monthly Subscriber Fees” or “MSF” has the meaning set forth in Section 5 (Charges, Credits and Payments) of Schedule D (Charges).

12.1.119 [**]

“[**]” means the [**] (including, without limitation, any [**] (including but not limited to Sprint) after all [**] are applied.

12.1.120 [**] Exit Fee Termination for Financial Instability

“[**] Exit Fee Termination for Financial Instability” has the meaning set forth in Section 6.2.4 (Termination for Financial Instability).

12.1.121 Non-Approving Notice

“Non-Approving Notice” has the meaning set forth in Section 4.4.2 (non Software Acceptance).

12.1.122 Non-Recurring License Fee

“Non-Recurring License Fee” has the meaning set forth in Section 6.5.5(c)(i) (Expanded License to Customized Materials and Standard Materials).

12.1.123 Other Default

“Other Default” has the meaning set forth in Section 6.3.3 (Other Defaults).

12.1.124 Overall CPS Score

“Overall CPS Score” will have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

12.1.125 Party

“Party” means Sprint or Amdocs; “Parties” means both of them.

12.1.126 Performance Credits

“Performance Credits” has the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

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12.1.127 Performance Testing

“Performance Testing” means volume (throughput) and stress (benchmarking) testing in order to determine if the Customized Product can accommodate Sprint volume projections using specific criteria (established pursuant to this Agreement) and if the system can perform required processing loads within the specified timeframes (established pursuant to this Agreement).

12.1.128 Person

“Person” means any natural person, corporation, limited liability company, limited liability partnership, general partnership, limited partnership, trust, association, governmental organization or agency, or other legal person or legally constituted entity of any kind.

12.1.129 Personnel

“Personnel” of a party means the direct and indirect employees, subcontractors, and agents of such party.

12.1.130 Post-Termination Maintenance

“Post-Termination Maintenance” has the meaning set forth in Section 6.5.5(d)(i) (Post-Termination Maintenance of Generic Product”).

12.1.131 Post-Termination Maintenance Terms and Conditions

“Post-Termination Maintenance Terms and Conditions” has the meaning set forth in Section 6.5.5(d)(i) (Post-Termination Maintenance of Generic Product”).

12.1.132 Primary Term

“Primary Term” has the meaning set forth in Section 6.1 (Term).

12.1.133 Privacy Restricted Data

“Privacy Restricted Data” is a subset of Sprint Restricted Data and includes specific information that Sprint deems needs additional security beyond the provisions included in Sprint Restricted Data, such as: [**] agreed upon by the Parties as needed.

12.1.134 Production Change Requests or Production CRs

“Production Change Requests” or “Production CRs” mean software developments to be performed by Amdocs for Sprint which comply with the following criteria: (i) There is an urgency to implement such software developments before the next Release because of their importance to Sprint’s business; (ii) The Parties are of the opinion that the implementation of such software developments does not endanger the smooth operation of the Customized Products (i.e., low risk for production interference); (iii) such software developments are not parts of a forthcoming Release; (iv) the development of such software developments require relatively small effort by Amdocs (usually less than [**]; and (v) there are no changes to database schema definitions of the Customized Product. Exceptions to the above criteria may only be agreed upon by the Parties in specific cases in advance and in writing.

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12.1.135 Production Environment

“Production Environment” means all necessary hardware and software environments required to perform the Committed Operations Services.

12.1.136 Project

“Project” means a Concept which is authorized by Sprint and receives a Sprint project tracking number.

12.1.137 PTN (Personal Telephone Number)

“PTN” means a personal telephone number.

12.1.138 Purchasing Details

“Purchasing Details” has the meaning set forth in Section 6.5.4(c) (Discovery Period).

12.1.139 Recipient

“Recipient” has the meaning set forth in Section 7.1 (Generally).

12.1.140 [**] Exit Fee Termination for Financial Instability

“[**] Exit Fee Termination for Financial Instability” has the meaning set forth in Section 6.2.4 (Termination for Financial Instability).

12.1.141 Reimbursable Expenses

“Reimbursable Expenses” has the meaning set forth in Section 5.1.1 (Charges).

12.1.142 Release

“Release” has the meaning set forth in Section 2.2.1 (Release Process).

12.1.143 Release ASO

“Release ASO” means an ASO for Development Services, training Services, and/or Release support Services (either individually or in combination) related to the referenced Release.

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12.1.144 Repository

“Repository” has the meaning in Section 8.1.3 (Escrow).

12.1.145 [**] Analysis

“[**] Analysis” has the meaning set forth in Section 2.10.3 ([**] and Resolution).

12.1.146 Sales and Use Taxes

“Sales and Use Taxes” means state and local sales and use taxes, including Arizona transaction privilege tax, Arkansas gross receipts tax, Hawaii general excise tax, Illinois retailer’s occupation tax, and New Mexico gross receipts tax.

12.1.147 Scoping Determination

“Scoping Determination” has the meaning set forth in Section 6.5.5(b) (Hosting Services).

12.1.148 Scoping Meeting

“Scoping Meeting” has the meaning set forth in Section 6.5.5(b) (Hosting Services).

12.1.149 Scoping Services

“Scoping Services” has the meaning set forth in Section 2.2.2 (Scoping Services).

12.1.150 Screen Change Report

“Screen Change Report” means the report of the new and modified screens for the new version of the Customized Product.

12.1.151 Second Party

“Second Party” has the meaning set forth in Section 6.3.3 (Other Defaults).

12.1.152 Service Technology

“Service Technology” has the meaning set forth in Section 9.1.1 (Indemnity by Amdocs).

12.1.153 Services

“Services” means (i) all of the tasks and services of Amdocs described in this Agreement or an Additional Services Order, including without limitation, (a) the provision of a hosted solution version of the Customized Product operated and maintained by Amdocs for

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Sprint in accordance with the requirements of the Agreement and (b) Sections 1 (2006 Agreement), 2 (Amdocs Services), 4 (Relationship Management), 5 (Charges, Credits and Payments), 6 (Term and Termination), 8 (Intellectual Property Rights), and 13 (General) of this Agreement and (ii) all other services that are consistent with, and reasonably inferable to be within the scope of the foregoing or ancillary to, incidental to, or necessary for, the performance of any part of the services and functions described by the foregoing. The provisions of this Agreement relating to Services will apply to Additional Services; provided, however, where a provision makes specific reference to applying to Additional Services only, such provision will apply only to the Additional Services.

12.1.154 Services Matrix

“Services Matrix” means the services matrix contained in Schedule U (Services Matrix).

12.1.155 SIM (Subscriber Identification Module)

“SIM” identifies each subscriber to the Sprint Network.

12.1.156 Similar Services

“Similar Services” means, each of the following for any given audit: (A) the overall combination of services and associated deliverables required by the Amdocs customer; (B) the specific combination of development services and associated deliverables required by the Amdocs customer; and (C) the specific combination of operation services and associated deliverables required by the Amdocs customer, in each case including the time period during which the overall or applicable services are provided and the overall or applicable revenue stream generated by the customer, taking into account the duration of the underlying agreement, where the services and associated deliverables provided to other than Sprint Amdocs customers resemble, as best as possible on a relative basis, the Services provided to Sprint under this Agreement. In other words, Net Price comparisons of Similar Services with regard to the combinations described in (A), (B) and (C) above. For avoidance of doubt, in no event will Amdocs refuse to conduct a [**] audit on the basis that there does not exist Similar Services, but will instead conduct such audit with respect to the services provided to other Amdocs customers that resemble, as best as possible on a relative basis, Similar Services.

12.1.157 SOC

“SOC” means service organization controls.

12.1.158 Software

“Software” has the meaning set forth in Section 8.1.3 (Escrow).

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12.1.159 Software Components

“Software Components” has the meaning set forth in Section 4.4 (Acceptance Testing).

12.1.160 Software/Hardware Environments

“Software/Hardware Environments” means all necessary hardware and software environments relating to the Customized Product and the Services, including, without limitation, separate and distinct hardware and software environments for each of development, testing, training and production, of the Customized Product and the Services, in each case, as applicable, including customer/usage servers and user connectivity (i.e., Metaframe servers).

12.1.161 Software Release Notes

“Software Release Notes” will mean the overview of Third Party software changes needed for the upcoming version of the Customized Product.

12.1.162 Specifications

“Specifications” means with respect to any Release, the specifications contained in any final applicable Impact Assessment Document for such Release.

12.1.163 Sprint

“Sprint” has the meaning set forth in the Preamble hereto.

12.1.164 Sprint Competitor

“Sprint Competitor” means (i) the Persons listed in Schedule N (Party Competitors), as revised by mutual agreement of the Parties from time to time; and (ii) any Subsidiary of the entities referred to in clause (i).

12.1.165 Sprint Data

“Sprint Data” means, in or on any medium or form of any kind: (a) data and summarized data related to Sprint, Sprint’s Subscribers or the Services that is in the possession of Sprint and data concerning or indexing such data (regardless of whether or not owned by Sprint, generated or compiled by Sprint), including data that is in Sprint’s databases or otherwise in Sprint’s possession on the Effective Date or at any time during the Term; and (b) other Sprint records, data, file, input materials, reports, forms, and other such items that may be received by Amdocs, or by any of its Subcontractors, in the performance of Amdocs’ duties under the Agreement. Sprint’s Data excludes personal data relating to employees of Amdocs, its Affiliates, and their Subcontractors.

12.1.166 Sprint [**]

“Sprint [**]” means any [**].

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12.1.167 Sprint Generated Claims

“Sprint Generated Claims” has the meaning set forth in Section 9.1.1 (Indemnity by Amdocs).

12.1.168 Sprint Indemnitees

“Sprint Indemnitees” has the meaning set forth in Section 9 (Indemnification and Insurance).

12.1.169 Sprint Key Personnel

“Sprint Key Personnel” has the meaning set forth in Section 4.2.2 (Sprint’s Key Personnel).

12.1.170 Sprint Legal Requirements

“Sprint Legal Requirements” means the laws and regulations applicable to Sprint.

12.1.171 Sprint Owned Property

“Sprint Owned Property” means all [**], or that the Parties agree to be owned by Sprint and, including, without limitation, [**].

12.1.172 Sprint Requirements

“Sprint Requirements” has the meaning set forth in Section 9.1.1 (Indemnity by Amdocs).

12.1.173 Sprint Restricted Data

“Sprint Restricted Data” means is any information [**] pursuant to [**] under this Agreement relating to [**] (including, without limitation, [**]. Sprint Restricted Data includes, without limitation, information such as [**].

12.1.174 Sprint Software

“Sprint Software” has the meaning set forth in Section 9.1.2 (Indemnity by Sprint).

12.1.175 Sprint Testing Activities

“Sprint Testing Activities” has the meaning set forth in Section 4.4.1 (Software Component Testing).

12.1.176 Sprint Third Party Materials

“Sprint Third Party Materials” has the meaning set forth in Section 8.4.2 (Sprint Third Party Materials).

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12.1.177 SSAE 16

“SSAE 16” has the meaning set forth in Section 13.2.1 (Records).

12.1.178 Standard Materials

“Standard Materials” means, with regard to the modules specified in Annex B to Schedule D (Charges) as amended by the Parties from time to time in accordance with the provisions of the Agreement, all tangible and intangible information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law: (a) already conceived, invented, created, or acquired by Amdocs or Third Parties prior to the Effective Date and not the result of Customization Services hereunder, the 2006 Agreement, or the Original Agreement, or (b) conceived, invented, created, or acquired, by Amdocs or Third Parties after the Effective Date, but only to the extent such information and developments do not constitute Customized Materials hereunder and do not include Sprint Confidential Information. Standard Materials will include but not be limited to the Generic Product.

12.1.179 Steering Committee

“Steering Committee” has the meaning set forth in Section 4.1 (Steering Committee).

12.1.180 Sub System Testing

“Sub System Testing” means the testing of the individual software application for functionality, independent of interactions with other applications or other software systems.

12.1.181 Subcontractor

“Subcontractor” means contractors, vendors, agents and consultants retained by either Party to perform services hereunder and in relation to this Agreement.

12.1.182 Subscriber

(a) “Subscriber” means a logical or physical handset or apparatus, that is (i) recorded in the database of the Customized Product and (ii) associated with the account of a customer to which services are or have been provided by or through Sprint until such Subscriber is listed or marked as cancelled. The Parties agree [**].

(b) The parties also agree [**] based on various criteria, including but not limited to [**].

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12.1.183 Subscriber Base Date

“Subscriber Base Date” has the meaning set forth in Section 6.5.5(c)(iv) (Expanded License to Customized Materials and Standard Materials).

12.1.184 Subsequent Subscriber License Fee

“Subsequent Subscriber License Fee” has the meaning set forth in Section 6.5.5(c)(iv) (Expanded License to Customized Materials and Standard Materials).

12.1.185 Subsidiary

“Subsidiary” has the meaning set forth in the definition of Affiliate.

12.1.186 Suspension

“Suspension” has the meaning set forth in Section 4.5.3 (No Termination or Suspension of Services).

12.1.187 System Test Results

“System Test Results” means a daily report of system test progress.

12.1.188 System Testing

“System Testing” will mean the testing of (i) the entire software system (i.e., any or all of the Customized Products, as applicable) for functionality and interaction among modules and (ii) testing of interface functionality between the software system and other required Sprint and/or Third Party systems using mock data inputs/outputs.

12.1.189 Technical Release Notes

“Technical Release Notes” means the updated technical release notes (i.e., what software is included in the Release, anything excluded, disposition of any known bugs, late changes, etc.) after the software has been accepted by Sprint for production.

12.1.190 Term

“Term” means the Primary Term as it may be extended by any extension periods in accordance with Section 6.4 (Extension of Services). For the purpose of clarification, Disentanglement Periods, if any, are not considered part of the Term.

12.1.191 Termination Date

“Termination Date” means the date for termination set forth in a Termination Notice, as further described in Section 6 (Term and Termination).

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12.1.192 Termination Notice

“Termination Notice” means the written notice that must be given before termination in accordance with the termination process described in Section 6 (Term and Termination).

12.1.193 Termination Statement

“Termination Statement” has the meaning set forth in Section 6.2.1 (Termination for Convenience).

12.1.194 Testing Activities

“Testing Activities” has the meaning set forth in Section 4.4.1 (Software Component Testing).

12.1.195 Third Party

“Third Party” means a Person other than Sprint and Amdocs and their respective Affiliates, directors, officers and employees.

12.1.196 Third Party Providers

“Third Party Provider” means a Third Party providing equipment, Third Party materials, Services, or other products or services that are used or provided to Sprint, whether under this Agreement or otherwise, or to Amdocs.

12.1.197 Third Party Subscribers

“Third Party Subscribers” means any handset or any other similar apparatus that may be used for telecommunication services by customers of a Third Party provider of telecommunications services.

12.1.198 Traffic Management System Layout Documents

“Traffic Management System Layout Documents” means the layout of the usage and billing files for the new version of the Customized Product.

12.1.199 Training Environment

“Training Environment” means the software and hardware environment (i.e., computers and software applications) necessary for the performance and receipt of the training Services.

12.1.200 Transition Time

“Transition Time” has the meaning set forth in Section 1 (2006 Agreement).

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12.1.201 Unfavorable CPS Points

“Unfavorable CPS Points” means the points assigned to the Individual CPS BGYR States of “Yellow” and “Red” in computing the Overall CPS Score in accordance with Schedule C (Creditable Performance Specifications (CPSs)).

12.1.202 Unit Testing

“Unit Testing” means the testing of the individual software modules for functionality, independent of interactions with other modules or other software systems.

12.1.203 United States

“United States” means the United States of America.

12.1.204 Work Authorization

“Work Authorization” has the meaning set forth in Section 2.2.3 (Work Authorization).

12.1.205 Year 2000 Compliant

“Year 2000 Compliant” has the meaning set forth in Section 11.3 (Additional Amdocs’ Representations, Warranties and Covenants).

12.2 Interpretation

The table of contents and the headings of the Articles, Sections and Schedules in this Agreement are provided for convenience of reference only and will not be deemed to constitute a part hereof. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement. References herein to numbered Articles and Sections and lettered Schedules refer to the Articles, Sections and Schedules hereof, unless otherwise specified. A term defined in the singular will include the plural and vice versa when the context so indicates.

13	GENERAL

13.1 Assignment and Binding Nature

13.1.1 Assignment

(a) Subject to the provisions of paragraph (b) of Section 13.12 (Relationship; Subcontractors) hereof, Amdocs may not delegate its obligations without the prior written consent of Sprint, which may be withheld in its sole discretion.

(b) Sprint may [**], on the condition that [**] and that Sprint delivers a copy of such written undertaking to Amdocs; provided, however, that [**], Sprint will [**]; provided, further, however, that in the event that [**] this Agreement in accordance with the provisions of [**]. For the avoidance of doubt, [**]. In addition, in the event that [**], Sprint will be [**]. For the purpose of this subsection, [**] with respect to [**].

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13.1.2 Binding Nature

(a) [**] this Agreement.

(b) Any attempted assignment or delegation of all or any part of the Agreement that does not comply with this Section 13.1 (Assignment and Binding Nature) is void.

13.2 Records and Audits

13.2.1 Records

(a) Amdocs will maintain complete and accurate records and books of account with respect to this Agreement utilizing United States generally accepted accounting principles (“GAAP”), consistently applied and complying in all respect with all applicable laws. Such records and books, and the accounting controls related thereto, will be sufficient to provide reasonable assurance that: (i) transactions are recorded so as to permit the preparation of Amdocs’ financial statements in accordance with GAAP and to maintain accountability for its assets; and (ii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) Amdocs will retain (i) [**] for a period of [**] and (ii) [**] for a period of [**], from the end of [**] during the Term, or such longer period as may be required by law, all records and information required to verify amounts invoiced by Amdocs under this Agreement for such [**].

(c) Amdocs will provide Sprint with information and reports reasonably sufficient for Sprint to confirm that Amdocs’ systems, processes and controls employed in providing the Services meet and comply with standards that minimize operational and financial risk at a level and to an extent consistent with the standards of major telecommunications services providers. Amdocs will[**] provide Sprint with two copies of all reports prepared by Amdocs relevant to Amdocs’ enterprise-wide financial or operational controls or risk management practices, or such controls and practices, including Amdocs’ Third Party audit report, when such reports pertain to the Services. Amdocs will make available promptly to Sprint[**] the results of any audit conducted pursuant to Statements on Standards for Attestation Engagements No. 16 (“SSAE 16”) (or any applicable successor thereto) for Amdocs, any of Amdocs’ Affiliates or their contractors, agents or representatives relating to Amdocs’ operating practices and procedures to the extent related to the Services or Sprint. Sprint and Amdocs will mutually agree upon the scope and degree of the controls to be tested prior to the commencement of any audit under this paragraph, however, the SSAE 16 must provide the Amdocs auditors’ opinion on the operating effectiveness of internal controls.

13.2.2 Audits

(a) In addition, Amdocs will cause independent auditors to conduct annually, and make available promptly to Sprint the results of, an audit conducted under SSAE 16 (or any applicable successor thereto) of Amdocs, its Affiliates or their contractors, agents or

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representatives relating to Amdocs’ operating practices and procedures to the extent related to the Services or Sprint. The report prepared will be a “SOC 1 Type II” report under such standard and the auditors preparing it will be a firm of certified public accountants that is registered with the Public Company Accounting Oversight Board and is reasonably acceptable to Sprint. Sprint and Amdocs will mutually establish the criteria for and timing of such annual audits, but if Sprint does not specify the timing of any such audits then Amdocs will deliver or arrange for delivery of the results of the audits for the period ending September 30, to be delivered to Sprint prior to December 1 of each calendar year during the term, including any renewal period and the term of any post termination transition services.

(b) If the auditor determines that Amdocs’ systems, processes and controls employed in providing the Services contain one or more material weaknesses or significant deficiencies, or otherwise fail to meet and comply in any material respect (that would prohibit Sprint from fulfilling certification obligations required by any law or regulation) with standards that minimize operational and financial risk, Sprint may request and Amdocs will implement [**] all necessary remedial measures within a reasonable timeframe approved by Sprint. Sprint will cause its independent auditors to confirm, at Amdocs’ previously agreed expense, that such matters have been corrected. To the extent that Sprint desires that an independent auditor conduct additional SSAE 16 (SOC 1 Type II) audits other than in accordance with the preceding provisions of this Section it may do so, but such audits will be conducted at Sprint’s expense. Sprint will have the right to share SSAE 16 audit reports, and the certifications provided for under paragraph [**] provided that such resellers are bound by confidentiality obligations consistent with those set forth in this Agreement and Sprint obtains Amdocs’ consent to such sharing of the SSAE 16 audit reports (such consent not to be unreasonably withheld or delayed).

(c) Amdocs will provide[**] an annual year-end representation letter, in form and substance reasonably satisfactory to Sprint, confirming that no material changes have occurred in Amdocs’ processes between the period of the delivered SSAE 16 report and Sprint’s fiscal year end. If significant changes have occurred, Amdocs will be responsible for any additional audit work required in order to provide comfort with the controls around the new or changed process. Such annual representation letter will be delivered within ten business days of the end of Sprint’s fiscal year.

(d) Amdocs will provide Sprint with commercially reasonable assistance enabling Sprint to meet its audit requirements as set forth in this Section 13.2 (Records and Audits).

(e) Amdocs will provide to Sprint and its authorized representatives who agree to be bound by obligations of confidentiality similar to those set forth in Section 7 (Confidential Information and Security) (and in the case of Third Party consultants other than Sprint’s independent auditors, who sign a confidentiality agreement with Amdocs containing substantially similar obligations of confidentiality) access to the Data Centers and Amdocs’ operations so as to enable Sprint to validate Amdocs’ operations relating to the performance of the Services hereunder. Amdocs will further provide to Sprint’s independent auditors, who agree to be bound by obligations of confidentiality similar to those set forth in Section 7 (Confidential

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Information and Security) access to the pertinent portions of its records and books of accounts to enable Sprint (through such independent auditors) to conduct appropriate validations (“Audits”) of Amdocs’ invoices to Sprint relating to the performance of Services. Such records and reports will be maintained by Amdocs at a principal business office and Sprint, upon prior written notice, may examine and make extracts of information and copy parts thereof to the extent necessary for Sprint to validate the accuracy of Amdocs’ invoices, at any reasonable time during normal business hours. The Audits will be for the purpose of validating that:

(i) the charges for all Services are accurate;

(ii) the Services are being provided in accordance with this Agreement and at levels that meet or exceed the CPSs;

(iii) Amdocs is complying with Sprint’s policies and security requirements as required under this Agreement;

(iv) Amdocs’ compliance with applicable laws or regulations;

(v) any activities of Amdocs that may affect Sprint’s internal controls on financial reporting.

(f) Audits will:

(i) occur no more than once per quarter, unless required to meet Sprint Legal Requirements;

(ii) not be permitted if it materially impact on Amdocs’ ability to perform the Services in accordance with the CPSs, unless Sprint relieves Amdocs from meeting the applicable CPSs;

(iii) be conducted expeditiously, efficiently, and at mutually agreed upon business hours; and

(iv) be conducted upon reasonable prior written notice, which normally will be at least [**] days, but may be less if both Parties agree that certain Audits, such as security Audits, may be conducted upon shorter notice.

(g) Sprint and its auditors will have access to Amdocs locations to the extent reasonably necessary to Audit Amdocs’ performance of the Services, including without limitation, compliance with the security requirements set forth in the Agreement and the Parties will cooperate in good faith to protect the interests and privacy of other Amdocs customers served from such locations.

(h) Sprint will be permitted to designate a Third Party auditor (who is not an Amdocs Competitor) to perform the Audit, at Sprint’s expense on a non-contingent basis, provided such Third Party auditor agrees to be bound by confidentiality obligations similar to those set forth in Section 7 (Confidential Information and Security).

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(i) If an Audit demonstrates that Amdocs’ invoices for the Services for the audited period were not correct, Amdocs will promptly credit Sprint for the amount of any paid overcharges, or Sprint will promptly pay Amdocs for the amount of any undercharges. In the event that any Audit reveals an overcharge greater than [**] percent ([**]%) for the audited period, Amdocs will pay the direct expenses associated with such Audit.

(j) Amdocs will incorporate this paragraph verbatim into any agreement it enters into with any Subcontractor providing Services under this Agreement, changing it only to substitute the name of the Subcontractor for that of Amdocs.

13.3 Data Privacy and Data Storage

In performing their obligations hereunder, the Parties agree to comply with the data privacy requirements set forth in Schedule Y (Privacy and Security Attachment) and the data storage requirements set forth in Schedule V (Historical Data Requirements).

13.4 Force Majeure

13.4.1 Definition

(a) As used herein, “Force Majeure Event” will mean a cause beyond the reasonable control of a non-performing Party, including but not limited to acts of God, act of governmental body or military authority, fire, explosion, power failure, flood, epidemic, riot or civil disturbance, war, sabotage, accidents, insurrections, blockades, embargoes, storms, labor disputes, earthquakes, elements of nature, terrorism, rebellions or revolutions in the United States, or similar event; provided, however, that “Force Majeure Event” expressly excludes the following: any event that Amdocs could reasonably have prevented by testing, work-around, or other exercise of diligence, including (but not limited to) any failure to provide Services in accordance with the provisions of this Agreement as a result of any power failure that could have been prevented by access to redundant power supplies; any strike, walkout, or other labor shortage that could have been prevented by automation of functions necessary to provide the Services; any failure of any system, facilities, or hardware that could have been prevented by testing, and any cause or event caused by the negligence of a Party or a breach by a Party of this Agreement.

(b) Neither Party will be liable for any default or delay in the performance of its obligations (including but not limited to Default), to the extent that such default or delay is caused, directly or indirectly, by a Force Majeure Event. However, the Party suffering the Force Majeure Event will have a duty to mitigate the effects of the Force Majeure Event (to the extent such Force Majeure Event does not prevent such mitigation) and will not be entitled to damages or reimbursement for its losses or additional costs suffered as a result of the Force Majeure Event.

13.4.2 Performance during Force Majeure

(a) If a Force Majeure Event is the material contributing cause of a Party’s failure to perform any of its obligations hereunder, such obligations, after notification by

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such Party to the other Party, will be deemed suspended to the extent such obligations are directly affected by such Force Majeure Event, until the Force Majeure Event has ended and a reasonable period of time for overcoming the effects thereof has passed; provided, however, that if a Force Majeure Event results in Amdocs being unable to perform during any period any or all of the Services in accordance with the terms hereof, Sprint will: (i) not be required to pay for any such Services which Amdocs is unable to perform; (ii) be entitled, without the payment of the fees described in Section 6.2.1 (Termination for Convenience), to engage an alternate provider, on an interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof; (iii) be entitled to benefit from a share of Amdocs’ resources devoted to returning Amdocs to full performance of all Services hereunder, that is [**] the share of such resources that Amdocs allocates to other of its customers with whom it has agreements that are similar to this Agreement; and (iv) have the right to terminate this Agreement in accordance with the terms of Section 6.2.3 (Termination for Force Majeure Event). Both Parties will use their best efforts to minimize delays that occur due to a Force Majeure Event; provided, however, that this Section will not be construed so as to require Amdocs to provide disaster recovery services beyond those described in the in the Disaster Recovery Plan as such Disaster Recovery Plan may be revised from time to time by agreement of the Parties.

(b) This Section does not affect Amdocs’ obligation to provide the disaster recovery services to the extent set forth in the Disaster Recovery Plan, provided that the Force Majeure Event does not prevent the provision of such disaster recovery services by Amdocs.

13.5 Freedom of Action

13.5.1 Amdocs may enter into similar agreements with others and develop and provide hardware, software, or services that are similar to or competitive with the hardware, software, and Services provided under the Agreement, except to the extent that such hardware, software, or services infringe Sprint’s patent rights or copyrights, misappropriate or use in any manner Sprint’s Confidential Information.

13.5.2 Amdocs personnel providing Services to Sprint under the Agreement may perform similar services for others, and may use the Customized Materials to the extent permitted under Section 8 (Intellectual Property Rights), but only so long as those Amdocs personnel will not use or convey any of Sprint’s Confidential Information (including any such Confidential Information contained, if any, in the Customized Materials).

13.6 Governing Law and Jurisdiction

13.6.1 Governing Law

The laws of the State of New York will govern the construction and enforcement of all of the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, notwithstanding any conflicts of law principles.

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13.6.2 Arbitration

(a) Except as specifically otherwise provided under this Agreement, any dispute under this Agreement that cannot be resolved amicably through the escalation procedure described in Section 4.5 (Dispute Resolution) hereof, including but not limited to any proceeding regarding the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, will be referred to and resolved by arbitration, under the rules of the CPR Institute for Dispute Resolution’s (“CPR”) Rules for Non-Administered Arbitration of Business Disputes (the “CPR Rules”) then prevailing, and pursuant to the requirements or this Section 13.6 (Governing Law And Jurisdiction). If the CPR Rules and the provisions of this Agreement conflict, this Agreement will govern. Each arbitrator, as such term is used in the CPR Rules (“Arbitrator”), will have at least five (5) years of experience in international business. The arbitration will be conducted in New York City by three Arbitrators and the language of the arbitration will be English. The Arbitrator will be appointed by agreement of the Parties; in the event that the Parties fail to agree upon the appointment of the Arbitrator within [**] days after a notice of arbitration is given by either Party to the other, then the Arbitrator will be selected and appointed at the request of either Party by the CPR. The Arbitrators’ decisions will be based upon the provisions of this Agreement, including, but not limited to, the provisions of Section 6 (Term and Termination), Section 10 (Limitation of Liability; Remedies), and Section 11 (Warranty). The Arbitrators will have no power or authority to make or issue orders of any kind except as permitted by this Agreement. The Arbitrators will be required to furnish, promptly upon conclusion of the arbitration, a written decision, setting out the reasons for the decision. The decision of the Arbitrator will be final and binding on the Parties, will not be subject to appeal, and will be enforceable by either party in any court of competent jurisdiction. Judgment on the award or any other final or interim decision rendered by the tribunal may be entered, registered or filed for enforcement purposes in any court having jurisdiction thereof. Each party will bear its own expenses and an equal share of the expenses of a third arbitrator and the fees, if any, of the CPR.

(b) The Parties waive the right to a jury trial of any issue that is properly the subject of arbitration under this Agreement.

(c) Nothing in the Agreement affects any statutory rights that cannot be waived or limited by contract under applicable law.

13.7 Risk of Loss

Sprint is responsible for risk of loss of and damage to equipment owned, leased, or rented by Amdocs that is located on Sprint’s premises and any loss of and damage to software owned by or licensed to Amdocs that is in Sprint’s possession at the time of such loss or damage. Amdocs is responsible for risk of loss of and damage to equipment owned, leased, or rented by Sprint that is located on Amdocs’ premises and any loss of and damage to software owned by or licensed to Sprint that is in Amdocs’ possession at the time of such loss or damage.

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13.8 Interpretation

Amdocs and Sprint drafted and negotiated the Agreement jointly, and such Agreement will be construed neither against nor in favor of either, but rather in accordance with its fair meaning. Time is of the essence in the performance of Amdocs obligations hereunder.

13.9 Modifications

Modifications to this Agreement may be made only by a written amendment signed by authorized representatives for each of Sprint and Amdocs. Any terms on any order or written understanding that are not signed by the Parties are void. Any pre-printed terms that may appear on Amdocs’ invoices or any of Sprint’s documents which add to, vary from or conflict with the provisions of this Agreement will be void. Modifications in any other form are void.

13.10 Notifications and Approvals

13.10.1 Notifications

(a) Any notification, demand or communication which under the terms of this Agreement or otherwise must or may be given or made by Amdocs or Sprint will be in writing and will be: (i) given in person, (ii) made by any delivery (courier) services requiring signature of receipt or by fax, addressed or transmitted as the case may be, to the respective Parties’ addresses specified below, or (iii) sent by local postal services as provided below.

(b) The Parties may also communicate with each other for their day-to-day project activities and management to be performed under this Agreement by electronic means. An identification code (called a user ID) contained in an electronic document will be deemed sufficient to verify the sender’s identity and the document’s authenticity.

(c) Unless specified otherwise in the Agreement, when either Party is required to provide notice to the other, such notice will be deemed given upon the earlier of:

(i) when delivered within the same country, upon the earlier of:

(1) the day of receipt, if delivered in person or electronically;

(2) the first business day after being given to an express courier with a reliable system for tracking delivery or the transmission by fax and receipt by the sender of a confirmation of transmission showing successful completion of the transmission; or

(3) the third business day after the date of mailing, when using local postal services, registered or certified mail (airmail or first class mail), return receipt requested, postage prepaid; and

(ii) when delivered to Amdocs or Sprint in a different country:

(1) in person, electronically or by fax, the same as above; or

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(2) by express courier or postal services, as provided above within the time frames for delivery generally stated by the courier service or the local postal service, respectively, but no greater than ten (10) business days.

13.10.2 Addresses

The Parties will provide notifications under this Agreement to the following:

(a) For termination, breach, or default:

If to Amdocs:

AMDOCS SOFTWARE SYSTEMS LIMITED

1ST Floor, Block S

East Point Business Park Dublin 3, Ireland

Attention:

With copies to:

Amdocs Management Limited

Legal Department

8 Hapnina Street

Ra’anana 43000

Israel

Attention: General Counsel

If to Sprint:

Sprint/United Management Company

Attention: Vice President, Sprint Care and Billing Services

6200 Sprint Parkway

Overland Park, KS 66251-6117

With a copy to:

Sprint Supply Chain Management

Attention: Director, Sourcing, KSOPHN0412-4A103

6450 Sprint Parkway

Overland Park, KS 66251-4100

And an additional copy to:

Sprint Law Department

Attention: Director, Commercial Law Group, KSOPHT0101-Z4100

6391 Sprint Parkway

Overland Park, KS 66251-4100

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(b) For all other notices:

If to Amdocs:

AMDOCS SOFTWARE SYSTEMS LIMITED

1ST Floor, Block S

East Point Business Park Dublin 3, Ireland

Attention:

With copies to:

Amdocs Management Limited

Legal Department

8 Hapnina Street

Ra’anana 43000

Israel

Attention: General Counsel

If to Sprint:

Sprint/United Management Company

Attention: Vice President, Sprint Care and Billing Services

6200 Sprint Parkway

Overland Park, KS 66251-6117

With a copy to:

Sprint Supply Chain Management

Attention: Director, Sourcing, KSOPHN0412-4A103

6450 Sprint Parkway

Overland Park, KS 66251-4100

And an additional copy to:

Sprint Law Department

Attention: Director, Commercial Law Group, KSOPHT0101-Z4100

6391 Sprint Parkway

Overland Park, KS 66251-4100

(c) Either Party may change its address, phone, and facsimile numbers for notification purposes by giving the other prior written notice of the new information and its effective date.

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13.11 Publicity; Press Release

13.11.1 Publicity

(a) Each Party must obtain the other’s prior written consent before publicly using any advertising, written sales promotion, press releases, or other publicity matters relating to the Agreement or in which the other’s name is used or may reasonably be inferred which consent will not be unreasonably withheld; provided, however, that the Parties agree that Amdocs during the Term may publicly refer to Sprint as its customer, and refer to the existence of this Agreement (but not disclose any of the contents hereof).

(b) Notwithstanding Section 13.11.1(a) above, each of the Parties may include the names of the Parties, the existence of the Agreement, and a factual description of the work performed under the Agreement:

(i) on employee bulletin boards;

(ii) in internal business planning documents;

(iii) in its annual report to stockholders; and

(iv) whenever necessary to comply with generally accepted accounting principles or applicable laws.

13.11.2 Press Release

The Parties agree that, upon the execution of this Agreement, Sprint and Amdocs will issue a joint press release regarding the scope of this Agreement, provided that the content of the press release and the timing of its distribution are agreed to by both Parties and the press release has received the prior written approval and consent of Sprint and Amdocs.

13.12 Relationship; Subcontractors

13.12.1 Relationship

(a) This Agreement will not be construed as:

(i) constituting either Party to be a partner of the other;

(ii) creating any form of legal association between Sprint and Amdocs that would impose liability upon one for the act or failure to act of the other, or any form of a fiduciary relationship or duty between Amdocs and Sprint; or

(iii) granting Sprint or Amdocs the right, power, or authority (express or implied) to create any duty or obligation for the other.

13.12.2 Subcontractors

(a) Amdocs may perform its obligations hereunder as follows:

(i) through any Subsidiaries of Amdocs’ ultimate parent corporation, without the need to request Sprint’s consent;

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(ii) through Amdocs ultimate parent corporation without the need to request Sprint’s consent; or

(iii) through the use of Amdocs-selected independent contractors, including hardware and software vendors;

provided, however, that Amdocs will not perform in excess of [**] percent ([**]%) of the Services (determined on the basis of actual hours worked and actual headcount during any month of the Term) using such Amdocs-selected contractors without the prior written consent of Sprint, which consent will not be unreasonably withheld, and in all events, subject to such entities being bound by confidentiality obligations similar to those set forth in Section 7 (Confidential Information and Security) hereof.

(b) Amdocs will not be relieved of its obligations under this Agreement by use of any Subcontractors, including its obligations herein with respect to performance standards service levels and quality. All Amdocs Subcontracts (including purchase orders) will specify that the Subcontractor is, to the extent applicable, subject to, and bound by, all of the duties and obligations of Amdocs under this Agreement. Amdocs will be responsible for supervising the activities and performance of each Subcontractor and will be jointly and severally responsible with each Subcontractor for any act or failure to act of such Subcontractor. If Sprint determines in good faith that the performance or conduct of any Amdocs Subcontractor is unsatisfactory, Sprint may notify Amdocs of its determination in writing, indicating the reasons therefor, in which event Amdocs will promptly take all necessary actions to remedy promptly the performance or conduct of such Subcontractor or to replace such Subcontractor by another Third Party or by Amdocs Personnel.

(c) Upon Sprint’s request, Amdocs will promptly provide to Sprint, for Sprint’s review, a copy of any material contract between Amdocs and a Subcontractor of Amdocs that relates to the performance of the Services hereunder provided that any such contracts will be considered “Confidential Information” hereunder; and provided, further, that Amdocs will be permitted to redact any pricing information contained in such contracts prior to providing them to Sprint. Amdocs covenants that its arrangements with Subcontractors will not prohibit or restrict such Subcontractors from entering into direct agreements with Sprint.

13.13 Severability

If any provision of the Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions of the Agreement will not in any way be affected or impaired, and the invalid, illegal, or unenforceable provision will be restated to reflect the original intentions of Sprint and Amdocs under the Agreement as nearly as possible in accordance with applicable laws.

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13.14 Survival

Any terms of the Agreement that by their nature extend beyond its expiration or termination will remain in effect until fulfilled, including those contained in Section 1 (2006 Agreement); Section 5.2 (Reporting, Invoicing and Payment); Section 6.5.4 (Preparation for Disentanglement); 6.5.5 (Data Center Assets, Hosting Services, License and Maintenance Purchasing Options; Section 7 (Confidential Information and Security); Section 8 (Intellectual Property Rights); Section 9 (Indemnification and Insurance); Section 10 (Limitation of Liability; Remedies); Section 11 (Warranty); Section 13.6 (Governing Law and Jurisdiction); Section 13.14 (Survival); and Section 13.15 (Third Party Beneficiaries), as well as any specific limitations period.

13.15 Third Party Beneficiaries

This Agreement does not create any benefits, rights, claims, obligations, or causes of action in, to, or on behalf of, any person or entity (including Affiliates, Third Parties, or Subcontractors) other than to Sprint and Amdocs under the Agreement, except as set forth in Section 9 (Indemnification and Insurance) and Section 10 (Limitation of Liability; Remedies).

13.16 Waiver

The exercise or waiver, in whole or in part, of any right, remedy, or duty provided for in this Agreement will not constitute the waiver of any prior, concurrent, or subsequent right, remedy, or duty within the Agreement.

13.17 Captions; Section Numbers

Captions, Tables of Contents, Indices of Definitions, and Schedule and Exhibit titles are used herein for convenience only and may not be used in the construction or interpretation of this Agreement. Any reference herein to a particular Section number (e.g., “Section 10 (Limitation of Liability; Remedies)”), will be deemed a reference to all Sections of this Agreement that bear sub-numbers to the number of the referenced Section (e.g., Sections 10.1 (Limitation of Liability and Disclaimers), 10.2 (Remedies), 10.3 (Breach) and 10.4 (Delay)).

13.18 Counterparts

This Agreement may be executed in duplicate counterparts. Each such counterpart will be an original and both together will constitute but one and the same document. This Agreement will not be deemed executed unless, nor until, at least one counterpart bears the signatures of Sprint and Amdocs designated signatories.

13.19 Entire Agreement

The terms and conditions contained in this Agreement constitute the entire Agreement between the Parties with respect to the subject matter hereof and supersede all prior oral and written quotations, communications, representations, agreements and understandings of the Parties with respect to the subject matter hereof.

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13.20 Order of Precedence

In the event of conflict in substance or impact between Sections 1 through 13 of this Agreement and any Schedule, Attachment, or Exhibit, Sections 1 through 13 of the Agreement controls, subject to the right of Sprint and Amdocs to mutually amend the Agreement and Attachments, Exhibits, and Schedules as set forth herein including via an Additional Services Order. Notwithstanding the foregoing sentence, in the event of conflict in substance or impact between the provisions of Schedule Y (Privacy and Security Attachment) relating to privacy, security and confidentiality obligations with respect to the Sprint Restricted Data and any other provisions of the Agreement, the provisions of Schedule Y (Privacy and Security Attachment) controls.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

SPRINT/UNITED MANAGEMENT COMPANY		AMDOCS SOFTWARE SYSTEMS LIMITED

By:	/s/ illegible	By:	/s/ Eileen Brosnan

Name:	illegible	Name:	Eileen Brosnan

Title:	VP Procurement and Real Estate	Title:	Assistant Secretary

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SCHEDULE A

SCOPE OF SERVICES

1.	INTRODUCTION

This Schedule A describes the services and functions to be provided pursuant to the terms of the Agreement and applicable Additional Service Orders by, and responsibilities of, Amdocs (i) to Sprint for the development of the Customized Product and (ii) in the provision of a hosted solution version of the Customized Product operated and maintained by Amdocs for Sprint (the “Managed Services”).

Appendix A to this Schedule A sets forth a list of the Applications, Environments and Servers supported by Amdocs under the Agreement.

2.	DEVELOPMENT OF CUSTOMIZED PRODUCT

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted. Double asterisks denote omissions. [**]

3.	MANAGED SERVICES

The Managed Services are comprised of the following principal Services categories as described in this Schedule A:

a)	Service Delivery Management

b)	Data Center and IT Operations

c)	Billing Operations

d)	Application Support

The Parties’ various roles and responsibilities for activities related to each of these categories are specified in Schedule B to the Agreement.

Service Levels for the Services are set forth in Schedule C to the Agreement.

Managed Services are expected to be continuous and uninterrupted in accordance with Schedules B and C, except as otherwise agreed by the Parties from time to time in advance or for any maintenance period agreed upon by the Parties.

3.1.	SERVICE DELIVERY MANAGEMENT

Service delivery management (“Service Delivery Management”) represents the day-to-day interface between Sprint and Amdocs. Service Delivery Management covers managerial and ongoing communications between the Parties and includes Service performance issue resolution and working jointly with Sprint to plan and coordinate future Changes.

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Amdocs believes that the key to successful Service Delivery Management is establishment of a proper governance mechanism to manage and control the Customized Product, and to ensure that the best methods are used for communication and decision-making.

Amdocs has established a service and program management team that will be responsible for managing the entire range of activities related to the Managed Services, through on-going Managed Services (including all Additional Services a part thereof). The appropriate level management for Amdocs and Sprint will meet, at a minimum, on a monthly or more frequent basis as requested by Sprint to review the performance of Service Delivery Management and Managed Services. The review will include performance for past, current, and planning for the upcoming month. The Parties will jointly work to identify necessary areas of improvement and develop action plans to address those areas to be reviewed in the next meeting. The governance mechanism components of Amdocs’ Service Delivery Management are as follows:

Service Management

In the service management structure, Amdocs includes the following group of Services to be delivered as an integral part of the Managed Services, which allows Amdocs to supply and track the required Service Levels.

3.1(a)	Customer Operations Manager

Amdocs will appoint a “Customer Operations Manager” who will be the primary point of contact between Amdocs and Sprint for production Managed Services. This manager will be Sprint’s contact point for daily operations, issues and escalation, and will supervise activities needed to ensure that the production environment is stable and performing as expected. The Customer Operations Manager is responsible for maintaining communication with Sprint regarding production operation related approvals.

3.1(b)	Service Desk for Tier 2 Support

The Amdocs help desk (the “Service Desk”) will provide tier 2 technical support for the Customized Product and its operation. The Service Desk is established as the primary interface and communication point for Sprint to communicate issues with the Customized Product, and the Service Desk personnel will address any Customized Product related question, problem, or request initiated from Sprint’s help desk, including the following:

a)	Troubleshoot software problems, data anomalies and inconsistencies, or configuration and parameter setup issues and provide solutions;

b)	Refer problems reported by Sprint related to business parameters, business policies, or user training to the Sprint’s tier 1 help desk or appropriate Amdocs Personnel, as the case may be;

c)	Distinguish between application and system problems and refer them to the appropriate group within Amdocs;

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d)	Create, track, manage, and report on questions, problems and issues through final resolution through the use of an automated trouble-ticket and work management system; and

f)	Provide problem status updates, resolution progress, and trend reporting.

3.1(c)	Service Level Management

Amdocs’ Service Level management team (the “Service Level Management Team”) will have responsibility for the daily tracking and reporting of the end-to-end compliance of Managed Services with the Service Levels set forth in the Schedule C. Working across functional boundaries, this team will assure that all elements of the Managed Services are provided in accordance with the agreed upon provisions of Schedule C.

3.1(d)	Change Management

Amdocs provides Services with respect to the “Change Management Procedure” in order to manage all changes related to the Customized Product in production environments. This function ensures that each Change will be carefully controlled. Details of the Change Management Procedures respective to the Parties’ obligations are reflected in the Agreement.

Additionally, Sprint will use its commercially reasonable efforts to apprise Amdocs of any material changes related to the systems and services that feed into and affect the Customized Product.

3.2.	DATA CENTER AND IT OPERATIONS

Amdocs’ Services for the Data Center and Information Technology (IT) operations will involve the planning, scheduling, and maintenance of activities required to ensure the smooth and efficient operation of the Customized Product and the Managed Services.

3.2.1	Sites and Asset Management

Amdocs’ Sites and asset management activities include the full management and maintenance of the outsourcing facilities (i.e., the Amdocs Sites, including air-conditioning, electricity, computers and peripherals). This Service will include drawing up and monitoring relevant support and service contracts for the various facilities, as well as performing scheduled preventive maintenance activities, and detecting and correcting malfunctions within the facilities.

3.2.2	Equipment Setup and Maintenance

The Amdocs activities for equipment setup and maintenance will encompass the ongoing management, preventative maintenance, and strategic planning of the hardware and all Amdocs Third Party Software. Additionally, Amdocs will order, install, upgrade, maintain and service the hardware and software utilized by Amdocs as part of the Managed Services in accordance with the terms of the Agreement.

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Amdocs will operate the Customized Product from the Data Centers or from another location as otherwise permitted pursuant to the Agreement. Amdocs will be responsible for the purchasing, setup, installation and maintenance of all equipment, hardware and Third Party software and tools needed for the Customized Product and any future installations that may be needed as part of the Customized Product, scalability and a future updates. For any Additional Services which Amdocs and Sprint have signed an ASO, Sprint will be responsible for its portion of the fees for the Services set forth in such ASO. Unless otherwise set forth in the ASO, Amdocs will remain the owner of such hardware and/or software and is responsible for all maintenance and support going forward.

In addition, in providing the Services, Amdocs will be responsible for equipment it utilizes and for Third Party software maintenance contracts and for management of Amdocs’ authorized subcontractors and Third Party vendors. Amdocs will establish service level agreements and quality assurance procedures with these vendors as well, to ensure the service levels provided allow Amdocs to comply with the standards set forth in Schedule C.

3.2.3	Operations Monitoring

Amdocs personnel operating the Customized Product are located on-site at the Data Center and will perform monitoring functions in accordance with Schedules B and. This will include monitoring of the Customized Product, including, without limitation, all hardware, software and the Data Center environment. Amdocs personnel operating the Customized Product will also perform basic Data Center maintenance activities; execute and monitor batch cycles; and provide first-level support for system, networking, and basic application problems.

Primary activities of the Amdocs personnel operating and monitoring the Customized Product include:

•	First-level monitoring of the Customized Product

•	Data backup and restoration, archiving and purging as defined in Schedule V

•	First-level processing and serving as the focal point for application processing, including:

•	First-level monitoring and execution of batch processing including execution, log, tracking, and abnormal termination analysis

•	Supporting message and event processing on a daily and monthly basis

•	Distributing reports to Sprint’s repository

•	Distributing billing output and other output to the defined interfaces.

3.2.4	Customized Product Administration

Amdocs’ Customized Product administration responsibilities will consist of management of hardware and software utilized by Amdocs as part of the Managed Services, including day-to-day monitoring of the Customized Product; and planning and execution of Customized Product maintenance, backup, off-site backup storage, recovery, performance tuning, high availability failover and capacity planning.

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3.2.4(a)	Database Administration

Amdocs will provide management and administration of the database at the physical and structural level. Such activities will consist of planning and execution of backup and recovery strategies, monitoring of database performance, identification of performance bottlenecks, and administration of security policies at the database level as defined in Schedule Y.

3.2.5	Networking and Security

Amdocs will manage the Amdocs data center’s access to internet services; the communications facilities between the Amdocs data center and the Disaster Recovery site. This service will be comprised of detailed analysis of network use and management capacity, and provision of additional network links and components. This Service will include the implementation and maintenance of Amdocs internal security policies, and detailed investigation of all network alerts raised by the Amdocs operations team.

Amdocs will assume full responsibility for the administration and maintenance of the local area network (“LAN”) within the Data Center. Amdocs will be responsible for all wide area network (“WAN”) connectivity from its operations centers to its development and other operations centers.

Amdocs will maintain security components needed to secure the Amdocs production systems in accordance with Schedules B and C, in accordance with the procedures set forth in Schedule Y, including, but not limited to Sprint’s security policies. Amdocs will, at a minimum, supply all security management related to facilities, systems, applications, and data.

•

Sites Security – Amdocs Sites providing Managed Services are secured with security systems, including access systems, and movement detectors. Only authorized Personnel who have been granted access will be allowed to access the Amdocs Sites and the Amdocs data center itself. Amdocs will maintain the Amdocs Sites security on a 24X7 basis.

•	Security and Access – Sprint will manage the Sprint Personnel profiles and be responsible for the daily maintenance of these tables. Amdocs will implement this policy for Amdocs Personnel as well.

•

Data Security – Amdocs will ensure, as part of its Customized Product maintenance obligations, that the access to the Sprint Data is by authorized Personnel only. The proper profiles will be determined and only authorized Personnel from Sprint and/or Amdocs will be allowed to access Sprint Data, in accordance with security policies as set forth in Schedule Y.

3.2.6	Capacity Management

Amdocs will provide capacity management, consisting of follow-up and monitoring of the performance of the current technical architecture and the design for growth on the

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basis of Sprint business needs, as required. Amdocs will upgrade capacity as needed to support Sprint business needs in accordance with the Envelope Parameters defined in Schedule L and pursuant thereto.

3.2.7	Disaster Recovery Planning

As detailed in Section 2.9 of the Agreement, Amdocs will provide Services for Disaster recovery planning in the areas of the equipment, processes, and mechanisms needed to ensure business continuity and to restore saved data and the Customized Product in the event of a Disaster.

3.3.	BILLING OPERATIONS

Amdocs’ Services for billing operations will consist of the various IT billing operations required to produce monthly subscriber bills, as detailed below.

The Amdocs “Billing Operations Team” will provide Managed Services for billing operations in accordance with Schedules B and C.

3.3.1	Event Processing and Error Handling of Order Fallout

Within the scope of the Managed Services, Amdocs shall:

a)	Monitor the event-processing activities from the agreed to delivery point to the rating mechanism for smooth transfer and adequate processing.

b)	Handle Customized Product and process errors detected during the processing of call/event records.

c)	Ensure that all records have been processed correctly; and providing ongoing Services (such as tracking and reporting).

d)	Providing technical support for event processing, related error investigation, issue resolution, planning, and execution.

Amdocs will provide full event process monitoring including files monitoring and error handling. Amdocs will produce and deliver the reports and perform trend analysis associated with the usage analysis.

3.3.2	Operations Scheduling

Amdocs will provide Services for the creation of daily, weekly, and special schedules for the billing operations, according to the agreed planned business scheduling requirements (i.e., billing cycle schedules) and the Customized Product maintenance activities. Creation of the schedules will be comprised of the following:

a)	Setting up job dependencies in accordance with Sprint requirements;

b)	Scheduling daily, weekly, and monthly jobs to be executed in sequence; and

c)	Monitoring the scheduling process.

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3.3.3	Coordination of Billing Quality Assurance (“QA”) Activities

Amdocs Services for billing quality assurance will consist of invoice and financial reviews, and coordination of cycle statistics and trending. On the basis of criteria defined by Sprint, invoices will be generated for a subset of the bill cycle population during the billing run. Reports that provide an overall financial picture of the entire bill cycle base will be generated.

3.3.4	Interface Handling

Working closely with data center operations and Third Parties, Amdocs’ interface handling team will provide tracking and have responsibility for actual transition of interface files from the Customized Product environment to and from Amdocs’ designated delivery points. The status of the files and information accessibility will be monitored in accordance with Schedules B and C.

3.3.5	Revenue Assurance Support

Amdocs will provide revenue assurance support Services in order to seek and ensure the integrity of the revenue stream. Revenue assurance is concerned with all auditing functions, starting with event processing, through bill day audits, and up to payment receipts. Amdocs’ billing operations team will provide the Parties’ revenue assurance team with the reports required to reconcile revenue production.

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3.3.6	Table Maintenance Support

The Managed Services include performing and supporting Sprint in the maintenance of reference tables, business parameters, and price plans based on Sprint business needs. Procedures for updating the tables will be jointly established with Sprint in order to meet requirements for table updates and distribution.

3.4.	APPLICATION SUPPORT

Amdocs’ ongoing support Services (“OGS”) included in Managed Services encompasses the activities required to maintain, update and service the Customized Product. In addition, the application support function tracks changes to the Customized Product in accordance with the process set forth in Service Delivery Management above. The Amdocs OGS will be provided to Sprint in accordance with Schedules B and C, as well as support in accordance with agreed upon assignments schedules and respective timelines and acceptance, and as necessary to provide the support governed by Service Levels.

3.4.1	Production Application Support

Production application support includes Services for production support for the Customized Product for operations and application issues. Services will include application tuning, problem determination and correction and operational assistance.

Amdocs will provide OGS for all modules and applications of the Customized Product. The Amdocs OGS team will support and troubleshoot batch cycle and online system daily operations and Customized Product functionality issues. The Amdocs OGS team activities will include, but not be limited to:

a)	Addressing errors by performing diagnoses, locating the sources of problems, determining the responsible Party for resolving the errors, and directing the recommended remedies to the appropriate group;

b)	For programming errors, performing the necessary corrections (including installing the corrections and performing all related data clean-up activity);

c)	Resolving database integrity issues;

d)	Reporting to help resolve production or billing issues;

e)	Planning and support for production rollout for new versions of the Generic Product;

f)	Ensuring change management procedures are followed for any type of update;

g)	Performing emergency software-related anomaly fixes in production;

h)	Supporting the business user community in finding efficient work-around for problems that require more time to correct); and

i)	Providing support for Sprint, as required, during high-priority production issues.

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3.4.2	Customized Product Updates Support

Amdocs will provide OGS for new updates in order to facilitate the smooth introduction and integration of such updates of the Customized Product into production environment; provided that such updates are provided subject to the terms of the Agreement, including, but not limited to, any ASO.

3.4.3	Infrastructure Support

The Amdocs OGS team will perform the following infrastructure support activities:

a)	Execute changes to operational tables to define new job dependencies;

b)	Release new job parameter files into operational environments;

c)	Support configuration control activities in the following ways:

1)	Maintain Source Materials through appropriate check-in and check-out procedures;

2)	Maintain and build data layers, software libraries, and executables;

3)	Maintain modification history in the configuration control database for future use (such as when a Release is implemented); and

4)	Maintain and build the test and training environments.

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Appendix A – Sprint Applications, Environment and Server List

Sprint Applications

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted. Double asterisks denote omissions. [**]

Sprint Environments and Servers

Environment/Servers	Purpose

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

10

SCHEDULE B

Roles and Responsibilities

This Schedule B to the Agreement identifies the Roles and Responsibilities of the Parties. Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement. The level of each Party’s responsibility with respect to each of the obligations set forth in the this schedule is specified by the insertion of the letter “O”, “P” or “V” adjacent to such obligation and beneath such Party’s name. The letter “O” indicates that a Party “owns” overall and ultimate accountability for completion of a task. The letter “P” indicates that a Party has a “Participation” role with respect to a task, and that a Party designated “O” may require such Party to provide certain resources or perform tasks that may be necessary for the overall task to be completed, in an amount that is commercially reasonable, under the circumstances. Both parties will communicate in an on-going fashion when the “P” is a necessity. The letter “V” indicates that a Party has “visibility” with respect to a task, and that such Party has the right, but not the obligation, to contribute, provide resources or review the process for completion of a task. The absence of any letter indicates that a Party shall have no right to have an input or any obligation with respect to a task.

1

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1	Release Support

1.1.1	• Planning

1.1.1.1	• Define [**]	[**]	[**]	[**]

1.1.1.2	• Define [**]	[**]	[**]	[**]

1.1.1.3	• Determine [**]	[**]	[**]	[**]

1.1.1.4	• Define [**]	[**]	[**]

1.1.1.5	• Define [**]	[**]	[**]	[**]

1.1.1.6	• Define [**]	[**]	[**]

1.1.1.7	• Develop [**]	[**]	[**]

1.1.1.8	• Develop [**]	[**]	[**]

1.1.1.9	• Develop [**]	[**]	[**]

1.1.1.10	• Develop [**]	[**]	[**]	[**]

1.1.2	• Core [**]

1.1.2.1	• Ensure [**]	[**]	[**]

1.1.2.2	• Core release assessment and deployment [**]	[**]	[**]	[**]

1.1.2.3	• Ensure [**]	[**]	[**]

1.1.3	• Core [**]			[**]

1.1.3.1	• Define [**]	[**]	[**]

2

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.3.2	• Justify [**]	[**]	[**]

1.1.3.3	• Develop [**]		[**]

1.1.3.4	• Review/[**]		[**]

1.1.4	• Core [**]

1.1.4.1	• Develop [**]

1.1.4.1.1	• Maintain [**]		[**]

1.1.4.1.2	• Refresh [**]		[**]

1.1.4.1.3	• Apply [**]	[**]	[**]

1.1.4.1.4	• Develop/modify [**]		[**]

1.1.4.1.5	• Develop/modify [**]		[**]	[**]

1.1.4.1.7	• Update [**]	[**]	[**]

1.1.4.1.8	• Update [**]		[**]

1.1.4.2	• Perform [**]

1.1.4.2.1	• Maintain [**]		[**]

1.1.4.2.2	• Develop/maintain [**]		[**]

1.1.4.2.3	• Develop/maintain [**]		[**]

1.1.4.2.4	• Perform [**]		[**]

1.1.4.2.5	• Perform [**]		[**]

1.1.4.2.7	• Review [**]		[**]

1.1.4.3	• Perform [**]

1.1.4.3.1	• Maintain [**]		[**]

3

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.4.3.2	• Develop/maintain [**]		[**]

1.1.4.3.3	• Develop/maintain [**]		[**]

1.1.4.3.4	• Perform [**]		[**]

1.1.4.3.5	• Review [**]		[**]

1.1.5	[**]

1.1.5.1	[**]

1.1.5.1.1	• Provide [**]	[**]	[**]	[**]

1.1.5.1.2	• Send [**]	[**]	[**]

1.1.5.1.3	• Access [**]	[**]	[**]	[**]

1.1.5.1.4	• Participate [**]	[**]	[**]

1.1.5.1.5	• Attend [**]	[**]	[**]	[**]

1.1.5.1.6	• Provide[**]	[**]	[**]	[**]

1.1.5.1.7	• Provide [**]	[**]	[**]	[**]

1.1.5.1.8	• Provide [**]	[**]	[**]	[**]

4

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.5.1.9	• Accept [**]	[**]	[**]	[**]

1.1.5.1.10	• Conduct [**]	[**]	[**]	[**]

1.1.5.1.11	• Communicate [**]	[**]	[**]	[**]

1.1.5.1.12	• Provide [**]	[**]	[**]	[**]

1.1.5.1.13	• Communicate [**]	[**]	[**]	[**]

1.1.5.2	Discover Phase Sprint [**]

1.1.5.2.1	• Define [**]	[**]	[**]

1.1.5.2.2	• Conduct [**]	[**]	[**]	[**]

1.1.5.2.3	• Finalize [**]	[**]	[**]	[**]

1.1.5.2.4	• Access [**]	[**]	[**]	[**]

1.1.5.2.5	• Send [**]	[**]	[**]	[**]

1.1.5.2.6	• Participate [**] • Participate [**]	[**]	[**]	[**]

1.1.5.2.7	• Provide [**]	[**]	[**]	[**]

1.1.5.2.8	• Review [**]	[**]	[**]	[**]

1.1.5.2.9	• Deliver [**]	[**]	[**]	[**]

1.1.5.2.10	• Provide [**]	[**]	[**]

1.1.5.2.11	• Conduct [**].	[**]	[**]

1.1.5.2.12	• Provide [**]	[**]	[**]	[**]

1.1.5.2.13	• Provide [**]	[**]	[**]	[**]

5

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.5.3	Discover Phase Amdocs [**]

1.1.5.3.1	• Define [**]	[**]	[**]

1.1.5.3.2	• Send [**]	[**]	[**]

1.1.5.3.3	• Conduct [**]		[**]

1.1.5.4	Design Phase

1.1.5.4.1	• Provide [**]	[**]	[**]	[**]

1.1.5.4.2	• Deliver [**]	[**]	[**]	[**]

1.1.5.4.3	• Conduct [**]	[**]	[**]

1.1.5.4.4	• Ensure [**]	[**]	[**]	[**]

1.1.5.4.5	• Accept [**]	[**]	[**]	[**]

1.1.5.4.6	• Provide [**]	[**]	[**]	[**]

1.1.5.4.7	• Review [**]	[**]	[**]	[**]

1.1.5.4.8	• Provide [**]	[**]	[**]

1.1.5.5	Change [**]

1.1.5.5.1	• Submit [**]	[**]	[**]	[**]

1.1.5.5.2	• Walkthrough [**]	[**]	[**]	[**]

1.1.5.5.3	• Load [**]	[**]	[**]	[**]

1.1.5.5.4	• Access [**]	[**]	[**]	[**]

1.1.5.5.5	• Provide [**]	[**]	[**]	[**]

1.1.5.5.6	• Provide [**]	[**]	[**]	[**]

1.1.5.5.7	• Provide [**]	[**]	[**]	[**]

6

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.5.5.8	• Provide [**]	[**]	[**]	[**]

1.1.6	• Sprint [**]

1.1.6.1	• Develop [**]

1.1.6.1.1	• Maintain [**]	[**]	[**]

1.1.6.1.2	• Develop/modify [**]	[**]	[**]

1.1.6.1.3	• Develop/modify [**]	[**]	[**]

1.1.6.1.4	• Develop/modify [**]	[**]	[**]

1.1.6.1.5	• Provide [**]	[**]	[**]

1.1.6.1.6	• Update [**]	[**]	[**]

1.1.6.1.7	• Update [**]	[**]	[**]

1.1.6.1.8	• Update [**]	[**]	[**]

1.1.6.2	• Perform [**]

1.1.6.2.1	• Maintain [**]		[**]

1.1.6.2.2	• Develop/maintain [**]		[**]

1.1.6.2.3	• Develop/maintain [**]		[**]

1.1.6.2.4	• Perform [**]		[**]

1.1.6.2.5	• Perform [**]		[**]	[**].

1.1.6.2.6	• Perform [**]	[**]	[**]

1.1.6.2.7	• Review [**]	[**]	[**]

1.1.6.3	• Perform [**]			[**]

1.1.6.3.1	• Maintain [**]	[**]	[**]

7

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.6.3.2	• Develop/maintain [**]	[**]	[**]

1.1.6.3.3	• Develop/maintain [**]	[**]	[**]

1.1.6.3.4	• Deliver [**]	[**]	[**]

1.1.6.3.5	• Document [**]	[**]	[**]

1.1.6.3.6	• Develop [**]	[**]	[**]

1.1.6.3.7	• Develop [**]	[**]	[**]

1.1.6.3.8	• Perform [**]	[**]	[**]

1.1.6.3.9	• Gain [**]	[**]	[**]

1.1.6.3.10	• Develop [**]	[**]	[**]

1.1.6.3.11	• Perform [**]	[**]	[**]	[**]

1.1.6.3.12	• Sprint [**]	[**]	[**]

1.1.6.3.13	• Provide [**]	[**]	[**]	[**]

	• Deliver [**]	[**]	[**]

1.1.6.3.14	• Provide [**]	[**]	[**]

1.1.6.3.15	• Provide [**]	[**]	[**]	[**]

1.1.6.3.16	• Provide [**]	[**]	[**]

1.1.6.3.17	• Provide [**]	[**]	[**]	[**]

1.1.6.3.18	• Provide [**]	[**]	[**]	[**]

1.1.6.3.19	• Provide [**]	[**]	[**]	[**]

1.1.6.3.20	• Perform [**]	[**]	[**]	[**]

1.1.6.3.21	• Review [**]	[**]	[**]

8

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.6.3.22	• Conduct [**]	[**]	[**]

1.1.6.4	• Perform [**]

1.1.6.4.1	• Deliver [**]	[**]	[**]	[**]

1.1.6.4.2	• Align [**]	[**]	[**]

1.1.6.4.3	• Create [**]	[**]	[**]

1.1.6.4.4	• Deliver [**]	[**]	[**]

1.1.6.4.5	• Support [**]	[**]	[**]

1.1.6.4.6	• Perform [**]	[**]	[**]

1.1.6.4.7	• Meet [**]	[**]	[**]

1.1.6.4.8	• Conduct [**]	[**]	[**]

1.1.6.5	[**]

1.1.6.5.1	• Deliver [**]	[**]	[**]

1.1.6.5.2	• Jointly [**]	[**]	[**]

• Jointly [**]

1.1.6.5.3	• Transfer [**]	[**]	[**]	[**]

1.1.6.5.4	• Align [**]	[**]	[**]

1.1.6.5.5	• Maintain [**]	[**]	[**]	[**]

1.1.6.5.6	• Develop [**]	[**]	[**]

1.1.6.5.7	• Provide [**]	[**]	[**]

1.1.6.5.8	• [**]

1.1.6.5.9	• [**]	[**]	[**]

9

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.6.5.10	• Resolve [**]	[**]	[**]

1.1.6.5.11	• [**]

1.1.6.5.12	• Upgrade [**]	[**]	[**]	[**].

1.1.6.5.13	• Deliver [**]	[**]	[**]

1.1.6.5.14	Maintain [**]	[**]	[**]

1.1.6.5.15	• Maintain [**]	[**]	[**]

1.1.6.5.16	• Recovery [**]	[**]	[**]	[**].

1.1.6.5.17	• Recovery [**]	[**]	[**]

1.1.6.5.18	• Provide [**]	[**]	[**]

1.1.6.5.19	• [**]	[**]	[**]

1.1.6.5.20	• Align [**]	[**]	[**]

1.1.6.5.21	• Provide [**]	[**]	[**]

1.1.6.5.22	• Provide [**].	[**]	[**]

1.1.6.5.23	• Provide [**]	[**]	[**]

1.1.6.5.24	• Provide [**].	[**]	[**]

1.1.6.5.25	• Provide [**].	[**]	[**]	[**]

1.1.6.5.26	• Perform [**]	[**]	[**]

1.1.6.5.27	• Provide [**]	[**]	[**]

1.1.6.5.28	• [**]	[**]	[**]

10

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.6.5.29	• Support [**].	[**]	[**]

1.1.6.5.30	• Support [**]	[**]	[**]

1.1.6.5.31	• Provide [**]	[**]	[**]

1.1.6.5.32	• Amdocs [**]	[**]	[**]

1.1.6.5.33	• Participate [**]	[**]	[**]

1.1.6.5.34	• [**]	[**]	[**]

1.1.6.5.35	• Develop/maintain [**]	[**]	[**]

1.1.6.5.36	• Develop/maintain [**]	[**]	[**]

1.1.6.5.37	• Identify [**]	[**]	[**]

1.1.6.5.38	• Schedule [**]	[**]	[**]

1.1.6.5.39	• Develop [**]	[**]	[**]

1.1.6.5.40	• Provide [**]	[**]	[**]	[**]

1.1.6.5.41	• Execute [**]	[**]	[**]

1.1.6.5.42	• Perform [**]

1.1.6.5.42.1	• Track [**]	[**]	[**]

1.1.6.5.42.2	• Track [**]	[**]	[**]

1.1.6.5.42.3	• Track [**]	[**]	[**]

1.1.6.5.42.4	• Track [**]	[**]	[**]

1.1.6.5.43	• Provide [**]	[**]	[**]

1.1.6.5.43.1	• Provide [**]	[**]	[**]

11

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.1.6.5.43.2	• Review [**]	[**]	[**]

1.1.6.6	• Conduct [**]

1.1.6.6.1	• Create [**]	[**]	[**]	[**]

1.1.6.6.2	• Install [**]	[**]	[**]	[**]

1.1.6.6.3	• Install [**]	[**]	[**]	[**]

1.1.6.7	• Amdocs owned Hardware Software and network

1.1.6.7.1	• Execute [**]	[**]	[**]	[**]

1.1.6.7.2	• Evaluate [**]	[**]	[**]

1.1.6.7.3	• Approve [**]	[**]	[**]	[**]

1.1.6.7.4	• Facilitate [**]	[**]	[**]

1.1.7	• Change [**]

1.1.7.1	• Create [**]	[**]	[**]	[**]

1.1.7.2	• Develop [**]	[**]	[**]	[**]

1.1.7.3	• Develop [**]	[**]	[**]	[**]

1.1.7.4	• Maintain [**]	[**]	[**]

1.1.7.5	• Provide [**]	[**]	[**]	[**] [**]

1.1.7.6	• Provide [**]	[**]	[**]

1.2	Vendor [**]

1.2.1	• Planning [**]

1.2.1.1	• Determine [**]	[**]	[**]	[**]

1.2.1.2	• Provide [**]	[**]	[**]

1.2.1.3	• Procure [**]	[**]	[**]

12

ROLES AND RESPONSIBILITIES

1	RELEASES	Sprint	Amdocs	Notes

1.2.2	• [**]

1.2.2.1	• Upgrade [**]	[**]	[**]

1.2.2.2	• Ensure [**]	[**]	[**]

1.2.3	• Delivery [**]

1.2.3.1	• Deliver [**]	[**]	[**]	[**]

1.2.3.2	• Connect [**]	[**]	[**]

1.2.3.3	• Assemble [**]		[**]

1.2.3.4	• Install [**]	[**]	[**]	[**]

1.2.3.5	• Perform [**]		[**]

1.2.3.6	• Test [**]	[**]	[**]

1.2.3.7	• De-install [**]		[**]

13

ROLES AND RESPONSIBILITIES

2	SYSTEM PERFORMANCE	Sprint	Amdocs	Notes

2.1	Performance Testing

2.1.1	• Environment

2.1.1.1	• Provide [**]

2.1.1.2	• Define [**]	[**]	[**]	[**]

2.1.1.3	• Determine [**]	[**]	[**]	[**]

2.1.2	• Testing

2.1.2.1	• For [**]	[**]	[**]

2.1.2.2	• Provide [**]	[**]	[**]

2.1.2.3	• Provide [**]	[**]	[**]

2.1.2.4	• [**]	[**]	[**]	[**]

2.1.2.5	• Provide [**]	[**]	[**]

2.1.2.6	• Provide [**]	[**]	[**]

2.1.2.7	• Provide [**]	[**]	[**]

2.1.2.8	• Provide [**]	[**]	[**]	[**]

2.1.2.9	• Provide [**]	[**]	[**]

2.1.2.10	• Define [**]	[**]	[**]

2.1.2.11	• Provide [**]	[**]	[**]	[**]

2.1.2.12	• Provide [**]	[**]	[**]

2.1.2.13	• Provide [**]	[**]	[**]

2.1.2.14	• Notification [**]	[**]	[**]

14

ROLES AND RESPONSIBILITIES

2	SYSTEM PERFORMANCE	Sprint	Amdocs	Notes

2.1.2.15	• Provide [**]	[**]	[**]

2.1.2.16	• [**]	[**]	[**]

2.1.2.17	• Provide [**]	[**]	[**]	[**]

2.1.2.18	• Define [**]	[**]	[**]	[**]

2.1.2.19	• Execute [**]	[**]	[**]

2.1.2.20	• Review [**]	[**]	[**]	[**]

2.1.3	• Performance [**]

2.1.3.1	• Produce [**]	[**]	[**]

15

ROLES AND RESPONSIBILITIES

3	ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE	Sprint	Amdocs	Notes

3.1	First Level – Customer Care and Billing Help Desk

3.1.1	• Planning and Deployment of First Level Help Desk Support

3.1.1.1	• Define [**]	[**]	[**]	[**]

3.1.1.2	• Supply [**]	[**]

3.1.1.3	• Provide [**]	[**]

3.1.1.4	• Implement/maintain [**]	[**]	[**]	[**]

3.1.1.5	• Establish [**]	[**]	[**]

3.1.1.6	• Develop [**]	[**]	[**]

3.1.1.7	• Partner to ensure seamless [**]	[**]	[**]	[**]

3.1.2	• First Level Help Desk Support Operations

3.1.2.1	• Route [**]	[**]

3.1.2.2	• Provide [**]	[**]	[**]

3.1.2.3	• Provide [**]	[**]	[**]

3.1.2.4	• Maintain [**]	[**]

3.1.2.5	• Perform [**]

3.1.2.5.1	• Track [**]	[**]	[**]

3.1.2.5.2	• Track [**]	[**]

16

ROLES AND RESPONSIBILITIES

3	ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE	Sprint	Amdocs	Notes

3.1.2.6	• Establish [**]	[**]	[**]

3.1.2.7	• Maintain [**]	[**]	[**]

3.1.2.8	• Export [**]	[**]

3.1.2.9	• Escalate [**]	[**]	[**]

3.1.2.10	• Provide [**]	[**]	[**]

3.1.2.11	• Provide [**]	[**]	[**]

3.1.2.12	• Report [**]	[**]

3.1.2.13	• Provide [**]	[**]	[**]

3.1.2.14	• Provide [**]	[**]	[**]

3.1.2.15	• Provide [**]	[**]	[**]

3.1.2.16	• Monitor [**]	[**]

3.2	Second Level – Customer Care and Billing Help Desk			[**].

3.2.1	• Planning and Deployment of Second Level Help Desk Support

3.2.1.1	• Define [**]	[**]	[**]

3.2.1.2	• Supply [**]	[**]	[**]	[**]

3.2.1.3	• Provide [**]	[**]	[**]

3.2.1.4	• Implement/maintain [**]	[**]	[**]

3.2.1.5	• Establish [**]	[**]	[**]

3.2.1.6	• Develop [**]	[**]	[**]

3.2.2	• Second Level Help Desk Support Operations

3.2.2.1	• Route issues [**]	[**]	[**]

17

ROLES AND RESPONSIBILITIES

3	ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE	Sprint	Amdocs	Notes

3.2.2.2	• Provide [**]	[**]	[**]

3.2.2.3	• Maintain [**]	[**]	[**]

3.2.2.4	• Perform [**]

3.2.2.4.1	• Track and classify [**] [**]	[**]	[**]

3.2.2.4.2	• Track and classify [**]	[**]	[**]

3.2.2.4.3	• Track and classify [**]	[**]	[**]

3.2.2.4.4	• Track and classify [**]	[**]	[**]

3.2.2.4.5	• Track and classify [**]	[**]	[**]

3.2.2.5	• Establish [**]	[**]	[**]

3.2.2.6	• Maintain [**]	[**]	[**]

3.2.2.7	• Maintain [**]	[**]	[**]

3.2.2.8	• Escalate [**]	[**]	[**]

3.2.2.9	• Perform [**]	[**]	[**]

3.2.2.10	• Provide [**]	[**]	[**]

3.2.2.11	• Report [**]	[**]	[**]

3.2.2.12	• Provide [**]	[**]	[**]

3.2.2.13	• Provide [**]	[**]	[**]

3.2.2.14	• Provide [**]	[**]	[**]

3.2.2.15	• Monitor [**]	[**]	[**]

18

ROLES AND RESPONSIBILITIES

3	ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE	Sprint	Amdocs	Notes

3.3	Issue Resolution

3.3.1	• Planning and Deployment of Issue Resolution Support

3.3.1.1	• Define [**] [**]	[**]	[**]

3.3.1.2	• Determine [**]	[**]	[**]

3.3.1.3	• Provide [**]	[**]	[**]

3.3.2	• Defect Correction

3.3.2.1	• Investigate [**]	[**]	[**]

3.3.2.2	• Investigate [**]	[**]	[**]

3.3.2.3	• Perform [**]	[**]	[**]

3.3.2.4	• Perform [**]

3.3.2.5	• Provide [**]	[**]	[**]

3.3.2.6	• Migrate [**]	[**]	[**]

3.3.2.7	• Coordinate [**]	[**]	[**]

3.3.2.8	• Provide [**]	[**]	[**]	[**]

3.3.4	• Issue Documentation

3.3.4.1	• Maintain [**]	[**]	[**]

3.3.4.2	• Maintain [**]	[**]	[**]

3.3.4.3	• Report [**]	[**]	[**]

3.3.4.4	• Provide [**]	[**]	[**]	[**]

3.3.4.5	• Provide [**]	[**]	[**]

3.3.4.6	• Provide [**]	[**]	[**]

3.3.5	• [**]			[**]

3.3.5.1	• Monitor [**]		[**]

3.3.5.2	• Investigate [**]		[**]

3.3.5.3	• Resolve [**]		[**]

19

ROLES AND RESPONSIBILITIES

4	TRAINING	Sprint	Amdocs	Notes

4.1	Update Materials [**]

4.1.1	Planning and Analysis

4.1.1.1	Assess [**]	[**]	[**]

4.1.1.2	Update [**]	[**]	[**]

4.1.2	Development

4.1.2.1	Develop [**]	[**]	[**]

4.1.2.1.2	Workbooks update	[**]	[**]

4.1.2.1.3	Online Help update	[**]	[**]

4.1.2.1.4	Glossary	[**]	[**]

4.2	Releases Train the Trainer Delivery

4.2.1	Deliver [**]	[**]	[**]

4.2.2	Provide [**]	[**]	[**]

4.2.3	Conduct [**]	[**]	[**]

20

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5	BUSINESS TABLE MAINTENANCE	Sprint	Amdocs	Notes

5.1	General Roles and Responsibilities

5.1.1	• Perform [**]	[**]	[**]

5.1.2	• Gather [**]	[**]

5.1.3	• Review, [**]	[**]	[**]	[**]

5.1.4	• Accept or reject [**]	[**]	[**]

5.1.5	• Validate and [**]	[**]	[**]

5.1.6	• Determine [**]	[**]	[**]	[**]

5.1.7	• Migrate [**]	[**]	[**]

5.1.8	• Maintain [**]	[**]	[**]

5.2	New Releases/Builds

5.2.1	• New Release/[**]

5.2.1.1	• Provide [**]	[**]	[**]

5.2.2	• New Release/[**]

5.2.2.1	• Gather [**]	[**]

5.2.3	• New Release/[**]

5.2.3.1	• Perform [**] [**]	[**]	[**]

5.2.3.2	• Provide [**].	[**]	[**]

5.2.4	• New Release/[**]

5.2.4.1	• Perform [**]	[**]	[**]

5.2.4.2	• Determine [**]	[**]	[**]

5.2.4.3	• Perform [**]	[**]	[**]

5.2.4.4	• Gather [**]	[**]	[**]

5.2.5	• New Release/[**]

5.2.5.1	• Perform [**]	[**]	[**]

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5	BUSINESS TABLE MAINTENANCE	Sprint	Amdocs	Notes

5.2.5.2	• Perform [**]	[**]	[**]

5.2.5.3	• Provide [**]	[**]	[**]

5.2.5.4	• Perform [**]	[**]	[**]

5.2.5.5	• Analysis [**]	[**]	[**]

5.2.5.6	• Tracking [**]	[**]	[**]

5.2.5.7	• Provide [**]	[**]	[**]

5.2.6	• New Release/[**]

5.2.6.1	• Provide [**]	[**]	[**]

5.2.6.2	• Perform [**]	[**]	[**]

5.2.6.3	• Perform [**]	[**]	[**]

5.2.6.4	• Analysis [**]	[**]	[**]

5.2.6.5	• Tracking [**]	[**]	[**]

5.2.6.6	• Provide [**]	[**]	[**]

5.2.7	• New Release/[**]

5.2.7.1	• Provide [**]	[**]	[**]

5.2.7.2	• Perform [**]	[**]	[**]

5.2.7.3	• Perform [**]	[**]	[**]

5.2.7.4	• Analysis [**]	[**]	[**]

5.2.7.5	• Tracking [**]	[**]	[**]

5.2.7.6	• Provide [**]	[**]	[**]

5.2.8	• New Release/[**]

5.2.8.1	• Load [**]	[**]	[**]

5.2.8.2	• Perform [**]	[**]	[**]

5.2.8.3	• Analysis [**]	[**]	[**]

5.2.8.4	• Provide [**]	[**]	[**]

5.2.8.5	• Perform [**]	[**]	[**]

5.2.8.6	• Review [**]	[**]	[**]

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ROLES AND RESPONSIBILITIES

5	BUSINESS TABLE MAINTENANCE	Sprint	Amdocs	Notes

5.2.8.7	• Provide [**]	[**]	[**]

5.2.9	• New Release/[**]

5.2.9.1	• Manage [**]	[**]	[**]

5.2.9.2	• Perform [**]	[**]	[**]

	• Perform [**]	[**]	[**]

5.2.9.3	• Provide [**].	[**]	[**]

5.2.10	• New Release/[**]

5.2.10.1	• Provide [**]	[**]	[**]

5.2.10.2	• Provide [**].	[**]	[**]

23

ROLES AND RESPONSIBILITIES

6	STRATEGIC CONSULTING SERVICES	Sprint	Amdocs	Notes

6.1	New Technology Communication

6.1.1	• Provide [**]	[**]	[**]

6.1.2	• Provide [**]	[**]	[**]

6.1.3	• Identify [**]	[**]	[**]

6.2	Industry Trends and Best Practices

6.2.1	• Provide [**]	[**]	[**]

6.2.2	• Provide [**]	[**]	[**]

6.2.3	• Provide/[**]	[**]	[**]

6.2.4	• Participate [**]	[**]	[**]

24

ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.1	Data Center Production Support

7.1.1	• Facility Management

7.1.1.1	• Perform [**].		[**]	[**]

7.1.1.2	• Capacity planning [**]	[**]	[**]	[**].

7.1.1.2.1	• Provide [**]	[**]	[**]

7.1.1.2.2	• Provide [**]	[**]	[**]

7.1.1.2.3	• Provide [**]	[**]	[**]

7.1.1.2.4	• Provide [**]	[**]	[**]

7.1.1.3	• Provide [**]		[**]	[**].

7.1.2	• Environment Management

7.1.2.1	• Provide [**]		[**]

7.1.2.2	• Make available, [**]	[**]	[**]	[**]

7.1.2.3	• Provide [**]	[**]	[**]

7.1.2.4	• Analyze [**]	[**]	[**]

7.1.2.5	• Maintain [**]	[**]	[**]

7.1.2.6	• Develop [**]	[**]	[**]

7.1.2.7	• Develop [**]	[**]	[**]

7.1.2.8	• Operate [**]		[**]

7.1.2.9	• Operate [**]	[**]	[**]	[**].

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ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.1.2.10	• Operate [**]	[**]	[**]

7.1.2.11	• Provide [**]		[**]

7.1.2.12	• Produce [**]	[**]	[**]

7.1.2.13	• Provide [**]	[**]	[**]

7.1.4	• File Services

7.1.4.1	• 24X7 [**]		[**]

7.1.4.2	• Perform [**]		[**]

7.1.4.3	• Perform [**]		[**]

7.1.4.4	• Identification [**]		[**]

7.1.4.5	• Schedule [**]		[**]

7.1.4.6	• Perform [**]		[**]

7.1.4.7	• Retain [**]		[**]

7.1.5	• Tape Management and Storage

7.1.5.1	• Perform [**]		[**]

7.1.5.2	• Perform [**]		[**]

7.1.5.3	• [**]		[**]

7.1.5.4	• Retrieve [**]	[**]	[**]

7.1.6	• Server and Disk Hardware Maintenance and Support

7.1.6.1	• Procure, install, maintain, repair, replace [**]	[**]	[**]	[**]

7.1.6.2	• Procure, install, maintain, repair, replace [**]	[**]	[**]

7.1.6.3	• Provide [**]	[**]	[**]

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ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.1.6.4	• Storage [**]		[**]

7.1.6.5	• Monitor and [**]		[**]

7.1.6.6	• Dispatch [**]		[**]

7.1.6.7	• Perform [**]		[**]

7.1.6.8	• Produce [**]	[**]	[**]

7.1.7	• System Software Maintenance and Support/System Administration

7.1.7.1	• Maintain [**]		[**]

7.1.7.2	• Perform [**]		[**]

7.1.7.3	• Map [**]		[**]

7.1.7.4	• Test [**]		[**]

7.1.7.5	• Review [**]	[**]	[**]

7.1.7.6	• Document [**]	[**]	[**]

7.1.8	• Database Administration

7.1.8.1	• Provide [**]		[**]

7.1.8.2	• Provide [**]		[**]

7.1.8.3	• Administer [**]	[**]	[**]	[**].

7.1.8.4	• Allocate [**]		[**]

7.1.8.5	• Perform [**]		[**]

7.1.8.6	• Create/[**]	[**]	[**]

7.1.8.7	• Restart [**]	[**]	[**]

7.1.8.8	• Install [**]	[**]	[**]

7.1.8.9	• Maintain [**]		[**]

7.1.8.10	• Maintain [**]		[**]

7.1.8.11	• Perform [**]	[**]	[**]

7.1.8.12	• Perform [**]		[**]

7.1.8.13	• Provide [**]	[**]	[**]

27

ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.1.8.14	• Provide [**]	[**]	[**]

7.1.9	• Application Security Management

7.1.9.1	• Submit [**]	[**]	[**]

7.1.9.2	• Update [**]	[**]	[**]

7.1.9.3	• Track [**]	[**]	[**]

7.1.9.4	• Validate [**]	[**]	[**]

7.1.9.5	• Approve [**]	[**]	[**]

7.1.9.6	• Perform [**]	[**]	[**]

7.1.9.7	• Perform [**]	[**]	[**]

7.1.10	• File [**]			[**]

7.1.10.1	• Perform [**]	[**]	[**]

7.1.10.2	• Perform [**]	[**]	[**]

7.1.11	• Database [**]

7.1.11.1	• Perform [**]	[**]	[**]

7.1.11.2	• Perform [**]	[**]	[**]

7.1.12	• LAN and WAN Management

7.1.12.1	• Perform [**]	[**]	[**]	[**]

7.1.12.2	• Provide [**]	[**]	[**]

7.1.12.3	• Provide, install and maintain [**]	[**]	[**]	[**]

7.1.12.4	• Provide, install and maintain [**]	[**]	[**]	[**]

7.1.12.5	• Install, manage and maintain [**]	[**]	[**]	[**]

7.1.12.6	• Update and maintain [**]	[**]	[**]	[**]

7.1.12.7	• Provide [**]	[**]	[**]	[**]

7.1.12.8	• Coordinate [**]	[**]	[**]	[**]

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ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.1.12.9	• Establish [**]	[**]	[**]	[**]

7.1.12.10	• Maintain [**]	[**]	[**]	[**]

7.1.12.11	• Maintain [**]	[**]	[**]	[**]

7.1.12.12	• Serve [**]	[**]	[**]	[**]

7.1.12.13	• Serve [**]	[**]	[**]	[**]

7.1.12.14	• Provide [**]	[**]	[**]	[**]

7.1.12.15	• Obtain [**]	[**]	[**]	[**]

7.1.12.16	• Adhere [**]	[**]	[**]	[**]

7.2	Production Environment Standards

7.2.1	• Personal Computer (PC) Planning

7.2.1.1	• Coordinate [**]	[**]	[**]

7.2.1.2	• Configure [**]	[**]

7.2.1.3	• Support [**]	[**]

7.2.2	• PC Hardware and Software Deployment

7.2.2.1	• Provide [**]	[**]

7.2.2.2	• Provide [**]	[**]	[**]

7.2.2.3	• Provide [**]	[**]

7.2.2.4	• Provide [**]	[**]

7.2.2.5	• Distribute[**]	[**]

7.2.3	• PC System Support

7.2.3.1	• Install and maintain [**]	[**]

7.2.3.2	• Install and maintain [**]	[**]

7.2.3.3	• Install and test [**]	[**]

7.2.3.4	• Perform [**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.2.3.5	• Install and maintain [**]	[**]

7.2.3.6	• Maintain [**]	[**]

7.2.3.7	• Manage [**]	[**]

7.2.3.8	• Provide [**]	[**]

7.3	Disaster Recovery

7.3.1	• Organization

7.3.1.1	• Determine [**]	[**]	[**]

7.3.1.2	• Identify on-going [**]	[**]	[**]

7.3.2	• Facilities

7.3.2.1	• Maintain [**]		[**]

7.3.2.2	• Maintain [**]		[**]

7.3.2.3	• Maintain [**]	[**]	[**]

7.3.2.4	• Maintain [**]	[**]	[**]

7.3.2.5	• Ensure [**]	[**]	[**]

7.3.3	• Planning

7.3.3.1	• Define [**]	[**]	[**]

7.3.3.2	• Determine [**]	[**]	[**]

7.3.3.3	• Define [**]	[**]	[**]

7.3.3.4	• Develop [**]	[**]	[**]

7.3.3.5	• Establish [**]	[**]	[**]

7.3.3.6	• Define [**]	[**]	[**]

7.3.3.7	• Develop [**]	[**]	[**]

7.3.3.8	• Determine [**]	[**]	[**]

7.3.3.9	• Identify [**]	[**]	[**]

7.3.3.10	• Determine [**]		[**]

7.3.3.11	• Define [**]	[**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.3.3.12	• Develop [**]	[**]	[**]

7.3.4	• Testing

7.3.4.1	• Develop [**]	[**]	[**]

7.3.4.2	• Test [**]	[**]	[**]

7.3.4.3	• Develop [**]	[**]	[**]

7.3.5	• Implementation

7.3.5.1	• Define [**]	[**]	[**]

7.3.5.2	• Develop [**]	[**]	[**]

7.3.5.3	• Approve [**]	[**]	[**]

7.3.5.4	• Execute [**]	[**]	[**]

7.3.6	• Administration

7.3.6.1	• Develop [**]	[**]	[**]

7.3.6.2	• Identify [**]	[**]	[**]

7.3.6.3	• Establish [**]	[**]	[**]

7.3.6.4	• Develop [**]	[**]	[**]

7.4	Billing Operations Production Support

7.4.1	• Process [**]

7.4.1.1	• Establish [**]	[**]	[**]	[**]

7.4.1.2	• Design [**]

7.4.1.2.1	• [**]	[**]	[**]

7.4.1.2.2	• [**]	[**]	[**]

7.4.1.3	• Establish [**]

7.4.1.3.1	• [**]	[**]	[**]

7.4.1.3.2	• [**]	[**]	[**]

7.4.1.4	• Provide [**]	[**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.4.1.5	• Provide [**]	[**]	[**]

7.4.2	• Execution

7.4.2.1	• Execute [**]	[**]	[**]	[**]

7.4.2.2	• Perform [**]	[**]	[**]	[**]

7.4.2.3	• Perform [**]	[**]	[**]	[**]

7.4.2.4	• Perform [**]	[**]	[**]	[**]

7.4.2.5	• Perform [**]	[**]	[**]	[**]

7.4.2.6	• Resolve [**]	[**]

7.4.2.7	• Perform [**]	[**]	[**]

7.4.2.8	• Monitor [**]		[**]

7.4.2.9	• Provide [**]	[**]	[**]

7.4.2.10	• Escalate [**]	[**]	[**]

7.4.2.11	• Track [**]	[**]

7.4.2.12	• Perform [**].	[**]	[**]	[**]

7.4.2.13	• Provide [**].	[**]	[**]

7.4.2.14	• Perform [**]	[**]	[**]

7.4.2.15	• Execute [**]	[**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.4.2.16	• Execute [**]	[**]	[**]	[**]

7.4.2.17	• Provide [**]	[**]	[**]

7.4.2.18	• Validate, [**]	[**]

7.4.2.19	• Validate, [**]	[**]	[**]

7.4.2.20	• Validate, [**]	[**]	[**]

7.5	Data Management

7.5.1	• Procure [**]	[**]		[**]

7.5.2	• Maintain [**]		[**]

7.5.3	• Provide [**]		[**]	[**]

7.5.4	• Develop and maintain [**]		[**]

7.5.5	• Provide [**]	[**]

7.5.6	• Fund [**]	[**]

7.6	Vendor Management

7.6.1	• Planning

7.6.1.1	• Provide [**]	[**]	[**]

7.6.1.2	• Coordinate & facilitate [**]	[**]	[**]

7.6.2	• Performance [**]

7.6.2.1	• Provide [**]	[**]	[**]

7.6.2.2	• Coordinate & facilitate [**]	[**]	[**]

7.6.2.3	• Coordinate & facilitate [**]	[**]	[**]

7.6.2.4	• Review [**]	[**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.7	Report Printer Maintenance

7.7.1	• Provide/maintain [**]	[**]	[**]	[**]

7.7.2	• Install [**]	[**]

7.7.3	• Provide [**]	[**]

7.8	Network Security Management

7.8.1	• Perform [**]	[**]

7.8.2	• Manage [**]	[**]

7.8.3	• Periodically [**]	[**]

7.8.4	• Install [**]	[**]

7.8.5	• Perform [**]	[**]

7.9	Provisioning Production Support

7.9.1	• Provisioning [**]

7.9.1.1	• Provision [**]	[**]	[**]

7.9.1.2	• Provision [**]	[**]	[**]

7.9.2	• Provisioning [**]

7.9.2.1	• Disposition [**]	[**]	[**]

7.9.2.2	• Provide [**]	[**]	[**]

7.9.2.3	• Provide[**]	[**]	[**]

7.9.3	• Provisioning [**]

7.9.3.1	• Schedule [**]	[**]	[**]

7.9.3.2	• Connectivity [**]	[**]	[**]

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7	OPERATIONS	Sprint	Amdocs	Notes

7.9.4	• Maintain [**]	[**]	[**]	[**]

7.9.5	• Provide [**]	[**]	[**]

7.9.6	• Repair [**]	[**]	[**]	[**]

7.9.7	• Subscriber [**]

7.9.7.1	• Provide [**]	[**]	[**]

7.9.7.2	• Place [**]	[**]	[**]

7.9.7.3	• Perform [**]	[**]	[**]

7.9.7.4	• Provide [**]	[**]	[**]

7.9.8	• Provisioning [**]

	• Serve [**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]	[**]

	• [**]	[**]	[**]

	• [**]	[**]	[**]

7.10	Network Element Management Support

7.10.1	• Environment Support

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7	OPERATIONS	Sprint	Amdocs	Notes

7.10.1.1	• Maintain [**]		[**]

7.10.1.2	• Provide [**]		[**]

7.10.1.3	• Provide [**]		[**]

7.10.1.4	• Provide [**]		[**]

7.10.1.5	• Deliver [**]	[**]

7.10.1.6	• Provide [**]	[**]		[**]

7.10.1.7	• Provide [**]		[**]

7.10.1.8	• Provide [**]		[**]

7.10.1.9	• Provide [**]	[**]

7.10.1.10	• Provide [**]	[**]

7.10.1.11	• Provide [**]		[**]

7.10.1.12	• Perform [**]		[**]

7.10.1.13	• Provide [**]		[**]

7.10.1.14	• Provide [**]		[**]

7.10.1.15	• Provide [**]		[**]

7.10.1.16	• Own [**]	[**]

7.10.1.17	• Provide [**]		[**]

7.10.1.18	• Provide [**]		[**]

7.10.1.19	• Update [**]		[**]

7.10.1.20	• Provide [**]	[**]	[**]	[**]

7.11	Collection Analysis Production Support

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ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.11.1	• Collection [**]

7.11.1.1	• Conduct [**]	[**]	[**]

7.11.1.2	• Creation [**]	[**]	[**]	[**]

7.11.1.3	• Perform [**]	[**]	[**]

7.11.1.4	• Provide [**]	[**]	[**]

7.11.1.5	• Optimizing [**]	[**]	[**]	[**]

7.11.1.6	• Implementation [**]	[**]	[**]

7.11.2	• Reporting [**]

7.11.2.1	• Creation and modification [**]	[**]	[**]

7.11.2.2	• [**]	[**]	[**]

7.11.2.3	• [**]	[**]	[**]	[**]

7.11.2.4	• [**]	[**]	[**]	[**]

7.11.3	• External Bureau Score

7.11.3.1	• Initiate [**]	[**]	[**]

7.11.3.2	• Transmit [**]	[**]	[**]

7.11.3.3	• [**]	[**]	[**]

7.11.3.4	• [**]	[**]	[**]

7.11.3.5	• [**]	[**]	[**]

7.11.3.6	• Operate and maintain [**]	[**]	[**]

7.12	Leads Management Production Support

7.12.1	• API Reporting

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ROLES AND RESPONSIBILITIES

7	OPERATIONS	Sprint	Amdocs	Notes

7.12.1.1	• Provide [**]	[**]	[**]	[**]

7.12.2	• Cross-sell/up-sell (X/U) support for CSM

7.12.2.1	• Process [**]	[**]	[**]	[**]

7.12.2.2	• Provide [**]	[**]	[**]	[**]

7.13	Order Management Production Support

7.13.1	• Ensemble [**]

7.13.1.1	• Provide [**]	[**]	[**]

7.13.2	• [**] Reporting

7.13.2.1	• Provide [**]	[**]	[**]	[**]

7.14	Interface Encryption

7.14.1	• Provide [**]	[**]	[**]

7.14.2	• Provide [**]		[**]

7.14.3	• Install [**]		[**]

7.14.4	• Design [**]		[**]

7.14.5	• Provide [**]	[**]

7.15	Tax Vendor

7.15.1	• Selection [**]	[**]	[**]

38

ROLES AND RESPONSIBILITIES

8	MISC.	Sprint	Amdocs	Notes

8.1	Program Office

8.1.1	Provide [**]	[**]	[**]

8.1.2	[**]	[**]	[**]

8.1.3	Implement[**]	[**]	[**]

8.2	Meetings

8.2.1	Facilitate [**]	[**]	[**]

8.2.2	Participate [**]	[**]	[**]

8.2.3	Participate [**]	[**]	[**]

8.2.4	Provide [**]	[**]	[**]

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9	Additional Services	Sprint	Amdocs	Notes

9.1	[**]

9.1.1	Sprint [**]	[**]	[**]

9.1.2	[**]	[**]	[**]

9.1.3	[**]	[**]	[**]

9.1.4	[**]	[**]	[**]

9.2	[**]

9.2.1	[**]

9.2.1.1	Define [**]	[**]	[**]

9.2.1.2	Implement [**]	[**]	[**]

9.2.1.3	Configure [**]	[**]	[**]

9.2.1.4	Configure [**]	[**]	[**]

9.2.1.5	Integrate [**]	[**]	[**]

9.3	[**]

9.3.1	[**]

9.3.1.1	Defines [**]	[**]	[**]

9.3.1.2	Jointly [**]	[**]	[**]

9.3.1.3	Enable [**]	[**]	[**]

9.3.1.4	Test [**]	[**]	[**]

9.3.1.5	Enable [**]	[**]	[**]

9.3.1.6	Encrypt [**]	[**]	[**]

40

ROLES AND RESPONSIBILITIES

9	Additional Services	Sprint	Amdocs	Notes

9.3.1.7	Verify [**]	[**]	[**]

9.3.1.8	Document [**]	[**]	[**]

9.4	[**]

9.4.1	Request Parameters

9.4.1.1	Requests [**]	[**]	[**]

9.4.1.2	[**]	[**]	[**]

9.4.1.3	[**]	[**]	[**]

9.4.1.4	[**]	[**]	[**]

9.4.1.5	[**]	[**]	[**]

9.4.1.6	[**]	[**]	[**]

9.4.1.7	[**]	[**]	[**]

9.4.1.8	[**]	[**]	[**]

9.4.1.9	[**]	[**]	[**]

9.4.2	Infrastructure Support in all environments

9.4.2.1	Responsible [**]	[**]	[**]

9.4.2.2	Ensuring [**]	[**]	[**]

9.4.2.3	[**]	[**]	[**]

9.4.2.4	[**]	[**]	[**]

9.4.2.5	[**]	[**]	[**]

9.4.3	Error Handling

9.4.3.1	Perform [**]	[**]	[**]

9.4.3.2	[**]	[**]	[**]

9.4.3.3	[**]	[**]	[**]

9.4.3.4	[**]	[**]	[**]

9.4.3.5	[**]	[**]	[**]

9.4.3.6	[**]	[**]	[**]

9.4.3.7	[**]	[**]	[**]

41

ROLES AND RESPONSIBILITIES

9	Additional Services	Sprint	Amdocs	Notes

9.4.3.8	[**]	[**]	[**]

9.4.3.9	[**]	[**]	[**]

9.4.3.10	[**]	[**]	[**]

9.5	[**]

9.5.1	[**]	[**]	[**]

9.5.2	[**]	[**]	[**]

9.5.3	[**]	[**]	[**]

9.6	[**]

9.6.1	[**]

9.6.2	[**]	[**]	[**]

9.6.3	[**]	[**]	[**]

9.6.4	[**]	[**]	[**]

9.7	[**]

9.7.1	[**]

9.7.2	[**]		[**]

9.7.3	[**]	[**]

9.7.4	[**]		[**]

9.7.5	[**]	[**]

9.7.6	Generate [**]		[**]

9.7.7	Replicate [**]	[**]

9.8	[**]

9.8.1	[**]	[**]	[**]

9.8.2	[**]	[**]	[**]

9.8.3	[**]	[**]	[**]

9.8.4	[**]	[**]	[**]

9.8.5	[**]	[**]	[**]

9.8.6	Perform [**]	[**]	[**]

42

ROLES AND RESPONSIBILITIES

9	Additional Services	Sprint	Amdocs	Notes

9.8.7	[**]	[**]	[**]	[**]

9.8.8	Provide [**]	[**]	[**]	[**]

9.8.9	Provide [**]	[**]	[**]

43

Schedule C1-Ret

Retail Creditable Performance

Specifications (CPS)

[EXPIRING AS OF DECEMBER 31, 2013]

Document Number:	document_center\0

Creation Date:	September XX, 2012

Author:	Amdocs Service Level Management Team & Sprint Vendor Management Team

Last Edit Date:	October 1, 2012

File Name:	Sprint_Amdocs_Schedule C1 Retail_FINAL

Implementation Date:

Sprint Sign-off Date:

Amdocs Sign-off Date:

1

1. Scope	2
1.1. Scope	2
1.1.1. CPS s and KPIs	2
1.2. Measurement Structure	3
1.2.1. Overall CPS Score	3
1.3. Grace Periods	3
1.3.1. CPS Suspension Events	3
1.4. [**]	4
1.4.1. Table 1.4.1	4
1.4.2. Table 1.4.2	4
1.4.3. Table 1.4.3	4
1.4.4. [**]	5
1.4.5. Aggregated Net Amount for all CPSs	5
1.5. Monthly CPS Report	6
1.6. Creditable Performance Specification Review and Change Process	7
1.7. Definitions	7
1.8. [**]	16
1.8.1. [**]	16
1.8.2. Postpaid Associated Measurement Chart	17
1.8.3. UAT Associated Measurement Chart	18
1.8.4. Prepaid Associated Measurement Chart	18
1.8.5. Individual CPS BGYR Chart	20
1.8.6. Sample Calculation	20
1.8.7. Sample Calculation – Response Time Buckets	20
Schedule C1-Ret – Appendix I Postpaid Service Levels Creditable Performance Specifications (CPS)	22
1. CSM	23
1.1. CSM Online Availability	23
1.2. CSM Online Service Interruption	23
1.3. CSM Response Time	23
1.3.1. Creditable Performance Specification	23
1.3.2. CPS Measures	23
2. FDT (Order Management System)	25
2.1. FDT (Order Management System) Online Availability	25
2.2. FDT (Order Management System) Online Service Interruption	25
2.3. FDT (Order Management System) Response Time	25
2.3.1. Creditable Performance Specification	25
2.3.2. CPS Measures	25
2.3.2.1.	26
2.3.2.2. CPS Measures for [**] Transactions	26
3. SNAP	27
3.1. SNAP Online Availability	27
3.2. SNAP Online Service Interruption	27
3.3. SNAP Response Time	27

2

3.3.1. Creditable Performance Specification	27
3.3.2. CPS Measures	27
3.3.2.1. CPS Measures for [**] Transactions	28
3.3.2.2. CPS Measures for [**] Transactions	28
4. eCare (Self Care)	29
4.1. eCare (Self Care) Availability	29
4.2. eCare Online Service Interruption	29
4.3. eCare Response Time (Self Care)	29
4.3.1. Creditable Performance Specification	29
4.3.2. CPS Measures	30
5. Wireless Manager	31
5.1. Wireless Manager Availability	31
5.2. Wireless Manager Online Service Interruption	31
5.3. Wireless Manager Response Time	31
5.3.1. Creditable Performance Specification	31
5.3.2. CPS Measures	31
6. sView	33
6.1. sView Availability	33
6.2. sView Online Service Interruption	33
6.3. sView Response Time	33
6.3.1. Creditable Performance Specification	33
6.3.2. CPS Measures	33
6.4. sView Synchronization Time	34
6.4.1. Creditable Performance Specification	34
6.4.2. CPS Measures	34
7. iCare	35
7.1. iCare Availability	35
7.2. iCare Online Service Interruption	35
7.3. iCare Response Time	35
7.3.1. Creditable Performance Specification	35
7.3.2. CPS Measures	36
7.4. iCare Synchronization Time	37
7.4.1. Creditable Performance Specification	37
7.4.2. CPS Measures	37
7.5. iCare/sView Synchronization Time	38
7.5.1. Creditable Performance Specification	38
7.5.2. CPS Measures	38
7.6. iCare Synchronization Success Rate	38
7.6.1. Creditable Performance Specification	38
7.6.2. CPS Measures	39
7.7. iCare Synchronization Retry Timeliness	39
7.7.1. Creditable Performance Specification	39
7.7.2. CPS Measures	39
8. Billing	41
8.1. CDR File Time to Rate	41
8.1.1. Creditable Performance Specification	41
8.1.2. CPS Measures	41

3

8.2. Invoice Accuracy	42
8.2.1. Creditable Performance Specification	42
8.2.2. CPS Measures	42
8.3. Billable CDR Missed Quantity	43
8.3.1. Creditable Performance Specification	43
8.3.2. CPS Measures	43
9. Key Interfaces	44
9.1. Key Interfaces Timeliness	44
9.1.1. Creditable Performance Specification	44
9.1.2. CPS Measures	45
10. Application Program Interface (API)	46
10.1. API Availability	46
10.2. API Online Service Interruption	46
10.3. API Response Time	46
10.3.1. Creditable Performance Specification	46
10.3.2. CPS Measures	47
11. Defect and Repair	48
11.1. Time to Repair	48
11.1.1. Creditable Performance Specification	48
11.1.2. CPS Measures	49
11.2. Defect Quantity and Severity	50
11.2.1. Creditable Performance Specification	50
11.2.2. CPS Measures	50
12. Table Refresh Performance	51
12.1. Table Refresh Schedule and Accuracy	51
12.1.1. Creditable Performance Specification	51
12.1.2. CPS Measures	51
13. Provisioning Timeliness and Accuracy	53
13.1. Provisioning Availability	53
13.2. Provisioning Online Service Interruption	53
13.3. Provisioning Time	53
13.3.1. Creditable Performance Specification	53
13.3.2. CPS Measures	53
13.4. Provisioning Success Percentage	54
13.4.1. Creditable Performance Specification	54
13.4.2. CPS Measures	54
14. SAS	55
14.1. SAS Availability	55
14.2. SAS Online Service Interruption	55
14.3. SAS output and Reports	55
14.3.1. Creditable Performance Specification	55
14.3.2. CPS Measures	56
15. Training Environment	57
15.1. Training Availability	57
15.1.1. Creditable Performance Specification	57
15.1.2. CPS Measures	57
15.2. Training Online Service Interruption	57

4

16. Disaster Recovery	58
16.1. Disaster Recovery	58
16.1.1. Creditable Performance Specification	58
16.1.2. CPS Measures	58
17. APRM	59
17.1. APRM Availability	59
17.2. APRM Online Service Interruption	59
17.3. APRM Event Processing	59
17.3.1. Creditable Performance Specification	59
17.3.2. CPS Measures	59
17.4. Remittance Cycle Timeliness	60
17.4.1. Creditable Performance Specification	60
17.4.2. CPS Measures	60
18. UAT	61
18.1. UAT E2E Environment Availability during AT, IST, and ATS Periods	61
18.1.1. Creditable Performance Specification	61
18.1.2. CPS Measures	61
18.2. UAT Standalone Environment Availability	61
18.2.1. Creditable Performance Specification	61
18.2.2. CPS Measures	62
18.3. Wholesale E2E Environment Availability during AT, IST, and ATS Periods	62
18.3.1. Creditable Performance Specification	62
18.3.2. CPS Measures	63
Schedule C1-Ret – Appendix II Prepaid Service Levels Creditable Performance Specifications (CPS)	64
1. Prepaid Billing Online Charging	65
1.1. Real Time Balancing Charging Availability	65
1.2. Authentication and Authorization System Availability	65
1.2.1. Creditable Performance Specification	65
1.2.2. CPS Measures	65
1.3. Real Time Balancing Charging Online Service Interruption	65
1.4. Authentication and Authorization System Online Service Interruption	65
2. Prepaid Billing Offline Rating Timeliness – PTT and PTV	66
2.1. Offline Rating Timeliness – PTT and PTV	66
2.1.1. Creditable Performance Specification	66
2.1.2. CPS Measures	66
3. Prepaid Billing Real Time Event Timeliness – Voice, Messaging, and Data	67
3.1. Real Time Event Timeliness – Voice	67
3.1.1. Creditable Performance Specification	67
3.2. Real Time Event Timeliness - Messaging	67
3.2.1. Creditable Performance Specification	67
3.3. Real Time Event Timeliness – Data	68
3.3.1. Creditable Performance Specification	68
3.3.2. CPS Measures	68
4. Prepaid Billing Real Time Rating Timeliness – Voice, Messaging, and Data	69
4.1. Real Time Rating Timeliness – Voice	69
4.1.1. Creditable Performance Specification	69

5

4.2. Real Time Rating Timeliness – Messaging	69
4.2.1. Creditable Performance Specification	69
4.3. Real Time Rating Timeliness – Data	70
4.3.1. Creditable Performance Specification	70
4.3.2. CPS Measures	70
5. Prepaid Billing Offline Rating Timeliness – Voice, Messaging, and Data	71
5.1. Offline Rating Timeliness – Voice	71
5.1.1. Creditable Performance Specification	71
5.2. Offline Rating Timeliness – Messaging	71
5.2.1. Creditable Performance Specification	71
5.3. Offline Rating Timeliness – Data	72
5.3.1. Creditable Performance Specification	72
5.3.2. CPS Measures	72
6. Prepaid Replenishments Real Time Voucher Management and Replenishments Management	73
6.1. Real Time Voucher Management Availability	73
6.2. Real Time Replenishment Management Availability	73
6.2.1. Creditable Performance Specification	73
6.2.2. CPS Measures	73
6.3. Real Time Voucher Management Online Service Interruptions	73
6.4. Real Time Replenishment Management Online Service Interruption	74
7. Prepaid Replenishments	75
7.1. Replenishment and Voucher Management Transaction Timeliness	75
7.1.1. Creditable Performance Specification	75
7.1.2. CPS Measures	75
7.2. MRC Timeliness	75
7.2.1. Creditable Performance Specification	75
7.2.2. CPS Measures	76
8. Prepaid Care	77
8.1.	77
8.2. eCare (Prepaid Self Care) Availability	77
8.2.1. Creditable Performance Specification	77
8.3. eCare (Prepaid Self Care) Online Service Interruptions	77
8.3.1. Creditable Performance Specification	77
8.4. eCare Response Time (Prepaid Self Care)	77
8.4.1. Creditable Performance Specification	77
8.4.2. CPS Measures	79
9. Prepaid Other	80
9.1. API	80
9.1.1. Creditable Performance Specification	80
9.1.2. Creditable Performance Specification	80
9.1.3. CPS Measures	80
9.2. Defect Quantity and Severity	81
9.2.1. Creditable Performance Specification	81
9.2.2. CPS Measures	81
9.3. Report Extract Timeliness	81
9.3.1. Creditable Performance Specification	81

6

9.3.2. CPS Measures	81
9.4. Disaster Recovery Prepaid	82
9.4.1. Creditable Performance Specification	82
9.5. Table Refresh Schedule and Accuracy	83
9.5.1. Creditable Performance Specification	83
Amdocs Sprint Schedule C1-Ret Annex A	84
1. Online Availability	85
1.1. Creditable Performance Specification	85
1.2. Availability Times	85
1.3. CPS Measures	85
2. Online Service Interruption	86
2.1. Creditable Performance Specification	86
2.2. CPS Measures	87
Amdocs Sprint Schedule C1-Ret Annex B – Key Performance Indicators (KPIs)	88
1. EMS System Availability	89
1.1. Key Performance Indicator	89
2. EMS Timeliness	90
2.1. Key Performance Indicator	90
2.2. KPI Measures	91
3. CDR Message Rating Time	92
3.1. Key Performance Indicator	92
3.2. KPI Measures	92
4. VAD	93
4.1. VAD Availability	93
4.1.1. VAD Online Availability	93
4.2. VAD Order Processing Time	93
4.2.1. Key Performance Indicator	93
4.2.2. KPI Measures	93
5. SAS	94
5.1. SAS ID Accuracy	94
5.1.1. Key Performance Indicator	94
5.1.2. CPS Measures	94
6. Retail GoldenGate Response Time	95
6.1. Key Performance Indicator	95
6.2. KPI Measures	95
6.2.1. Associated Measurement Chart	96

7

Amdocs Sprint Schedule C1-Ret Scope – Retail Creditable Performance Specifications (CPS)

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT. ANY REFERENCE TO SCHEDULE C HEREIN UNLESS OTHERWISE SPECIFIED MEANS SCHEDULE C1-RET.

1

1.	Scope

1.1.	Scope

Amdocs will measure and report its performance on the Creditable Performance Specifications (“CPS”) and Key Performance Indicators (“KPI”)set forth below, and each CPS is ranked “High”, “Medium” or “Low” based on the level of criticality to Sprint (the “Criticality Levels”).

1.1.1.	CPS s and KPIs

Number	Creditable Performance Specification	Criticality Level

Customer Services
1.	[**]	[**]
2.	[**]	[**]
3.	[**]	[**]
4.	[**]	[**]
5.	[**]	[**]
6.	[**]	[**]
7.	[**]	[**]
8.	[**]	[**]
9.	[**]	[**]
10	[**]	[**]
11.	[**]	[**]
12.	[**]	[**]
13.	[**]	[**]
14.	[**]	[**]
15.	[**]	[**]
16.	[**]	[**]
17.	[**]	[**]
18.	[**]	[**]
19.	[**]	[**]
20.	[**]	[**]
21.	[**]	[**]
22.	[**]	[**]
[**]
Annex A	[**]	[**]
Annex B	[**]	[**]

2

1.2.	Measurement Structure

Each CPS shall be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual CPS BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**]. Also, on a monthly basis, an overall CPS score (the “Overall CPS Score”) will be determined by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score.

1.2.1.	Overall CPS Score

Individual CPS BGYR State	Critical Level
	High	Medium	Low
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

1.3.	Grace Periods

The Parties have agreed that for certain specified time periods based on calendar days (each a “Grace Period”) Amdocs’ obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the “Suspended CPS”) upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs’ ability to perform the Services in accordance with the CPS (“CPS Suspension Events”). [**].

1.3.1.	CPS Suspension Events

No.	Suspension Event	Grace Period	Suspended CPS
1.	[**]	[**]	[**]
2.	[**]	[**]	[**]
3.	[**]	[**]	[**]
4.	[**]	[**]	[**]
5.	[**]	[**]	[**]
6.	[**]	[**]	[**]
7.	[**]	[**]	[**]
8.	[**]	[**]	[**]

[**].

3

1.4.	[**]

Set forth below is a table [**] set forth below [**].

[**].

1.4.1.	Table 1.4.1

[**]	[**]
	[**]	[**]
High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

[**].

1.4.2.	Table 1.4.2

[**]
[**]	[**]

1.4.3.	Table 1.4.3

High Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Medium Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Low Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

4

[**].

1.4.4.	[**]

[**]	[**]	[**]
High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

[**] set forth in the chart below:

1.4.5.	Aggregated Net Amount for all CPSs

[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

The [**] is a $[**] annual ceiling and is not to be considered as additive to the [**]. The [**] is a mechanism designed to limit the amount of [**] that can be netted against subsequent [**] due to Sprint by Amdocs during the calendar year, as illustrated in the table below. The [**] (Column C) which is limited to the [**] will be [**], as defined in Section 1.5 of this Schedule C1-Ret. All [**] amounts earned, including the $[**] that fall within the [**] will be taken into account to determine if the [**] has been reached, as illustrated in the table below. The [**] (column C of example) does not carry over into the coming calendar year and is not eligible to be used for offset of [**] in the subsequent calendar year.

[**] Example: The following table includes an example that illustrates application of the [**]. The example used here assumes that Amdocs achieves [**]; after [**] of [**], Amdocs again achieves [**] from [**], (column B). Amdocs reaches the annual maximum $[**] during the month of [**].

The [**] is a $[**] annual ceiling. In the example, that maximum is reached in the months of [**] (as shown in column C). The [**] (column C) is adjusted downward in months during which the [**] amount (column B) is negative as a result of a [**] associated with a [**] of Amdocs’ service performance during the months of [**]. The amount payable to either Amdocs or Sprint is reflected in column D as prescribed in this section 1.4.4.

5

A Month	[**]	[**]	[**]
Jan - 12	[**]	[**]	[**]
Feb - 12	[**]	[**]	[**]
Mar - 12	[**]	[**]	[**]
Apr - 12	[**]	[**]	[**]
May - 12	[**]	[**]	[**]
Jun - 12	[**]	[**]	[**]
Jul - 12	[**]	[**]	[**]
Aug - 12	[**]	[**]	[**]
Sep - 12	[**]	[**]	[**]
Oct - 12	[**]	[**]	[**]
Nov - 12	[**]	[**]	[**]
Dec - 12	[**]	[**]	[**]
[**]
Jan-13	[**]	[**]	[**]

In the event the [**] (see Section 1.4.4) is obtained within the calendar year, the following payment mechanism will be initiated:

[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.5.	Monthly CPS Report

On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the “Monthly CPS Report”): (i) Amdocs’ quantitative performance for each CPS & KPI; (ii) each Individual CPS & KPI BGYR State and the Overall CPS & KPI Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS & KPI where the Individual CPS & KPI BGYR State was not “Blue” or “Green” during the preceding month; and (vi) trend or statistical analysis with respect to each CPS & KPI as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] day of the following month and the Final Monthly CPS Report shall be due on the [**] day of the following month. The Monthly CPS Report, delivered on the [**] day of the following month, will include each CPS/KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

6

1.6.	Creditable Performance Specification Review and Change Process

CPSs are subject to review on the following occasions throughout the Term:

•	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs’ performance with respect to the CPS. At a minimum, the [**] review will include:

•	[**] review of the [**];

•

[**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C1-Ret [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS’ will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

•

Sprint may request to include a new CPS(s) or an Associated Measure(s) to Schedule C1-Ret on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

Exclusion/inclusion process: Within the measurement period any change to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team in a manner that allows for timely delivery of reports and the availability of applicable research data. The exclusion is then documented in the “SLA Exclusion List” spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue, exclusion resolution, approver’s name and approval date. Inclusions are tracked via the ticketing process. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Exclusion List” or the inclusion ticket and the appropriate actions are taken, if needed. If the approved exclusion or inclusion results in a change to the Performance Credit or Bonus then parties will mutually agree to republish or restate the monthly CPS reports.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to the appropriate Senior Management Teams prior to becoming effective.

1.7.	Definitions

Term	Description/Definition

AAM	Amdocs Activation Manager – Amdocs service delivery provisioning platform. AAM provisions services in to the Network Elements for CDMA 2G, CDMA 3G, CDMA 4G, and some iDEN services.

[**]	[**]

[**]	[**]

Amdocs	Has the meaning set forth in the Agreement.

7

[**]	[**]

[**]	[**]

APRM	Amdocs Partner Relationship Management – Amdocs product that provides settlement capabilities for third party content providers

[**]	[**]

[**]	[**]

AR	Accounts Receivable

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

BAPD	A type of packet data

BGYR	Describes the BGYR (Blue, Green, Yellow, and Red) State for each Creditable Performance Specification for purposes of monthly scoring.

[**]	[**]

[**]	[**]

[**]	Has the meaning set forth in the Measurement Structure section of this Schedule C1-Ret.

[**]	[**]

Business Hours	Business Hours are defined as 9:00am to 5:00pm CT, Monday through Friday.

[**]	[**]

[**]

The transactions, with respect to each [**], to be measured in calculating the [**]. In addition, every [**] during the Term Sprint [**] it determines relate to any [**] as mutually agreed between the parties and implemented. Set forth below are the [**] (beneath the [**] to which they relate):

[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 4 pages were omitted.

CDMA	Code Division Multiple Access. A multiple access scheme for digital radio, to send voice, data and signaling data (such as a dialed telephone number) between mobile telephones and cell sites.

8

[**]	[**]

[**]	[**]

[**]	[**]

CM	Customer Management CM is the generic name for the Enabler product set – it is comparable to CSM in Ensemble and houses customer information.

[**]	[**]

[**]	[**]

CPS	Creditable Performance Specification has the meaning set forth in the Agreement.

[**]	[**]

[**]	[**]

CSV	Comma separate value

Customer Down	Customer (Account/BAN/Subscriber/potential Subscriber) is out of service and the customer down flag is set to yes.

Customer Impaired	Customer (Account/BAN/Subscriber/potential Subscriber) is functional but features of the account are not working and the customer impaired flag is set to yes.

Customized Product	Has the meaning set forth in the Agreement.

[**]	[**]

[**]	[**]

Day	Calendar day.

[**]	[**]

Duplicate Ticket

Duplicate Tickets are those tickets that are for the exact same issue as an open ticket already sent to Amdocs. This includes the same problem or incident, day and time, PTN or Account.

Duplicate tickets received by Amdocs will have the Service Manager number of the ticket that is being duplicated added in the ticket notes in Amdocs ticketing system. The ticket will be updated in Amdocs ticketing system to be a Sprint problem source, with a problem reason as Customer Duplicate, and will be sent back to Sprint via Service Manager.

[**]	[**]

[**]	[**]

9

[**]	[**]

[**]	[**]

[**]	[**]

ePIN	Electronic on demand voucher.

[**]	[**]

FID	Field Identifier: A USOC and ISDN SPID term. FID is widely used in the Telco business related to USOCs (Universal Service Ordering Codes). The purpose of USOCs is to define a customer’s service and equipment. FIDs are used to describe more detailed and specific attributes of those USOCs. For example, the USOC for Remote Call Forwarding – RCD – will have a FID associated with it specifying the telephone number that calls will be forward to.

FR	Formatter and Rating manipulates incoming internal event format to address specific business needs per message type.

FRD	File Registration Daemon, responsible for picking-up files from file system and registering them in Audit and Control database so that CDR daemon can process these files. Daemon handles input files from external vendors for offline charging, auto recycling of failed events and EMS files.

GE	Greater than or equal to.

GL	General Ledger main accounting record of the business which uses double entry bookkeeping.

GSM	Global System for Mobile Communications originally (Groupe Spécial Mobile), is a standard set developed by the European Telecommunications Standards Institute (ETSI) to describe technologies for second generation (or “2G”) digital cellular networks.

GT	Greater than.

[**]	[**]

Hotline	A feature that is a point-to-point communications link which redirects an outgoing call automatically to a preselected destination without additional action by the user. For example, a Hotline can be applied for routing calls to collections, fraud, address verification, new activations, etc.

iCare	iCare is the Sprint customer relationship management system that provides a holistic view and maintenance of each customer in real time. iCare allows customer-facing employees in such areas as customer/Care support, sales, and marketing to make quick yet informed decisions on everything from customer maintenance, cross-selling and upselling opportunities that target customer satisfaction and marketing strategies.

10

iDen	A wireless technology developed by Motorola, Integrated Dispatch Enhanced Network (iDEN) operates in the 800 MHz, 900 MHz and 1.5 GHz radio bands. iDEN is a digital technology using a combination of VSELP (Vector Sum Excited Linear Prediction) and 16QAM (Quadrature Amplitude Modulation) over frequency channels of 25 KHz. Through a single proprietary handset, iDEN supports voice in the form of both dispatch radio and PSTN interconnection, numeric paging, SMS for test, data, and fax transmission.

IM	Instant messaging.

Impact Assessment Document (IA)	“Impact Assessment Document” or “IA” means the detailed requirements for the CR of the Customized Product developed by Amdocs and reviewed by Sprint during sessions as agreed to by the Parties.

[**]	[**]

Individual CPS BGYR State	Has the meaning set forth in this Schedule C1-Ret in the Individual CPS Monthly Scoring Matrix section.

[**]	[**]

Issue	Any trouble, fault or defect related to the Customized Product or the delivery of the Services.

[**]	[**]

[**]	[**]

[**]	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

[**]	[**]

KPI	Key Performance Indicator: KPI is an operational performance metric having no financial impact in the Service Level Agreement.

[**]	[**]

[**]	[**]

LCA	Local Calling Area: Geographic area in a service provider’s market in which the service provider can charge local call rates or provide the service for free.

LDC	Long Duration Call: call whose duration is longer than two consecutive midnights

LE	Less than or equal to.

LT	Less than.

11

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

MRC	Monthly Recurring Charge are charges that occur monthly.

[**]	[**]

[**]	[**]

[**]	[**]

Missed CDRs	Has the meaning set forth in Appendix I of this Schedule C1-Ret under the Billable Missed CDR Quantity CPS.

NDW	Nextel Data Warehouse Repository of Sprint Customer Data used to facilitate reporting and analysis.

Net Amount	Has the meaning set forth in the Performance Credits and Bonuses ( of this Schedule C1-Ret.

[**]	[**]

[**]	[**]

Non-KBF	Non-Key Business Function: any iCare Business Function not defined as a Key Business Function (KBF).

OCA	Outside Collection Agency – These agencies specialize in collecting post write-off debt. They collect under their own name for debt incurred with Sprint.

[**]	[**]

OLAP	On line analytical processing which is the process used to load a database with data that is used specifically for analysis by the customer.

Order Management	Includes but is not limited to FDT, VAD and SNAP applications

Outage	[**].

[**]	[**]

Overall CPS Score	Has the meaning set forth in the Individual CPS Monthly Scoring Matrix of this Schedule C1-Ret.

[**]	[**].

Party	Has the meaning set forth in the Agreement.

12

Performance Credit	Has the meaning set forth in the Performance Credits and Bonuses of this Schedule C1-Ret.

PIN	Personal Identification Number.

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**].

Priority Level

The severity designation assigned to an Issue to reflect the business impact of that particular Issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

Postpaid Priority Level Definitions:

Priority 1 (P1):

[**]. A total of two pages were omitted. Confidential Materials omitted and filed separately with the Securities and Exchange Commission.

Priority 2 (P2):

[**]. A total of two pages were omitted. Confidential Materials omitted and filed separately with the Securities and Exchange Commission.

Priority 3 (P3):

[**]

Priority 1:

[**]

Priority 2:

[**]

Priority 3:

[**].

[**]	[**]

[**]	[**]

Production Environment	Has the meaning set forth in the Agreement.

13

[**]	[**]

PTT	Push to talk.

PTV	Push to view.

Q0	Q0 (queue zero) is defined as the entry point for data entering the Amdocs provisioning system.

RB	Rating and Balancing the online rating component which rates real time events, manages subscriber balance, manages sessions for usage events, generates usage records for storage in the usage database and triggers actions configured for different balance thresholds.

RC	Recurring Charge recurring charge is an expense that is not usage dependent and is applied to subscriber invoices on a periodic basis.

Related Ticket

Related Tickets are those tickets received by Amdocs that may originate from the same issue or defect, but are for a different day and time, or for a different PTN or Account. The issue is related to an existing ticket defined as a Master ticket, but the impact is to another account or PTN or has occurred on a different day or time. Amdocs will update the ticket as Related.

The ticket will be officially tied to a Master ticket that already exists in the system. If the group of tickets is identified as an Amdocs problem source, then both the Master ticket and all Related tickets will have the same SLA delivery target. The Amdocs ticketing system will automatically update Related tickets with the SLA delivery target existing in the Master. Related tickets will be excluded from the Defect Quantity SLA counts, and will be included and counted individually for the Time to Repair SLA requirements. Although Related tickets are excluded from the Defect Quantity SLA count, the Master ticket to which they are associated will be included in the Defect Quantity SLA count.

RPL	Replenishment is the process of adding funds to prepaid accounts using methods such as charging, voucher, credit card and direct debit.

[**]	[**]

Release	Has the meaning set forth in the Agreement.

[**]	[**]

[**]	[**]
[**]	[**]
[**]	[**]

Service Manager	Ticketing system used to log, track and close internal Sprint Issues, including but not limited to those relating to, or involving, the Customized Product. Service Manager interfaces with the Amdocs’ ticketing system.

[**]	[**]

14

SMS	A means to send or receive short alphanumeric messages to or from mobile telephones.

SNAP	Sprint Nextel Activation Portal – An application that functions as a scalable thin-client desktop application to provide users in Third Party Retail Stores with the ability to conduct online account setup (including credit evaluation), activation, and maintenance capabilities for Sprint Nextel consumer and business customers.

Soc	Service Order Code – An identifier that provides the customer with features in addition to the ones purchased as part of the Price Plan. It may or may not incur a charge. (e.g. Customer purchases a SOC that contains Call Forwarding, Call Waiting, and 3-way calling – these features are bundled into one SOC that the CSR adds onto the subscriber – 1 SOC activates all 3 features on the subscriber).

[**]	[**]
[**]	[**]

Sprint	Has the meaning set forth in the Agreement.

[**]	[**]

Steering Committee	Has the meaning set forth in the Agreement.

Sub-Functions	Any module in the Customized Product.

Subscriber(s)	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TAP	Transferred account procedure (TAP) is a standard billing format that is primarily used for Global System for Mobile (GSM) cellular and personal communications systems (PCS).

[**]	[**]

Term	Has the meaning set forth in the Agreement.

[**]	[**]

Third Party	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TPG	Trading Partner Gateway. The EAI layer at Sprint which is responsible for the file transfer delivery service between many entities/application and also with external vendors.

Training Environment	As defined in Appendix I under the Training Environment CPS section. of this Schedule C1-Ret.

[**]	[**]

UAT	User Acceptance Testing – (UAT) is a process to obtain confirmation by Sprint through trial or review, that system modifications or additions meet mutually agreed-upon requirements.

15

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

VM	Voucher Management is an application for creating and maintaining monetary vouchers for use in replenishment.

WAP	Wireless Application Protocol.

[**]	[**]
[**]	[**]
[**]	[**]

XML	The Extensible Markup Language (XML) is a general-purpose specification for creating custom markup

1.8.	[**]

Certain CPS/KPI definitions include more than one Associated Measure to determine the composite score for the CPS/KPI. It is therefore necessary to merge the results from the Associated Measure in order to determine the score for an individual CPS/KPI for the Measurement Period. [**].

[**].

White score CPS: There are circumstances when a CPS/KPI or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where an Associated Measure is not to be included, the color will be set to White. [**].

1.8.1.	[**]

Set forth below is a chart depicting the CPS/KPI measures and the related Individual CPS/KPI BGYR State.

BGYR	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

16

1.8.2.	Postpaid Associated Measurement Chart

Individual CPS	Associated Measure	CPS Percentage
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

17

Individual CPS	Associated Measure	CPS Percentage
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

1.8.3.	UAT Associated Measurement Chart

Individual CPS	Associated Measure	CPS Percentage
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

1.8.4.	Prepaid Associated Measurement Chart

Prepaid – Billing			CPS Percentage
[**]			[**	]
[**]			[**	]
[**]			[**	]
[**]			[**	]
[**]			[**	]
[**]	[**]	[**]	[**	]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]	[**	]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]	[**	]
	[**]	[**]
	[**]	[**]

		Total:	[**	]

Prepaid – Replenishments	CPS Percentage
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]

Total:	[**	]

18

Prepaid – Care	CPS Percentage
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]

Total:	[**	]

Prepaid – Other	CPS Percentage
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]
[**]	[**	]

Total:	[**	]

[**].

19

1.8.5.	Individual CPS BGYR Chart

BGYR State	Total Points
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Sample Calculation

Step 1: Calculate [**] for each [**].

[**]

Step 2: Calculate the [**].

[**] is computed [**].

Computing the [**] (Rounding): [**]. Where applicable, [**] will be used as [**], unless otherwise specified in [**].

1.8.6.	Sample Calculation

Using the [**] the following [**].

Individual CPS BGYR State	Production Environment
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

1.8.7.	Sample Calculation – Response Time Buckets

Response time calculations using the time category bucket method of scoring will be calculated as described in this section. The associated measures BGYR State is determined for each time category bucket and the worst (lowest) of those scores is used as the overall BGYR state for that associated measure.

20

Sample Scoring Table

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

Sample scoring using the BGYR chart above:

1)	If during the measurement period [**]% of transactions completed within [**] (Blue) and [**]% completed within [**] (Blue) the overall score would be Blue.

2)	If [**]% of transactions completed within [**] (Green) and [**]% completed within [**] (Green), but [**]% completed within [**] (Yellow). The overall score would be Yellow.

For the avoidance of doubt, in order to score Blue, a minimum of [**]% of transactions must complete within [**] and [**]% within [**]. To score Green, a minimum of [**]% must complete within [**]% within [**], and [**]% within [**]. To score Yellow, a minimum of [**]% of transactions must complete within [**]% within [**], and [**]% within [**]. If [**]% or more of the transactions exceed [**], then the score will be Red.

21

Sprint Schedule C Creditable Performance Specifications (CPS)

SCHEDULE C1-RET – APPENDIX I

POSTPAID SERVICE LEVELS

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

22

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	CSM

1.1.	CSM Online Availability

See Annex A for definition and calculation.

1.2.	CSM Online Service Interruption

See Annex A for definition and calculation.

1.3.	CSM Response Time

1.3.1.	Creditable Performance Specification

Specification:	CSM Response Time

Definition:	The amount of time required for a requested CBF Transaction to be completed. This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs data collection tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

1.3.2.	CPS Measures

•	In each Measurement Period, Amdocs shall summarize the CSM Response Times for all CBF Transactions.

[**].

All CSM CBF Transactions are a part of this measurement.

23

Sprint Schedule C Creditable Performance Specifications (CPS)

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

24

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	FDT (Order Management System)

2.1.	FDT (Order Management System) Online Availability

See Annex A for definition and calculation.

2.2.	FDT (Order Management System) Online Service Interruption

See Annex A for definition and calculation.

2.3.	FDT (Order Management System) Response Time

2.3.1.	Creditable Performance Specification

Specification:	FDT Response Time

Definition:	The amount of time required for a requested FDT CBF Transaction to be completed.

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Weighting:	[**]

Data Source:	Amdocs data collection tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

2.3.2.	CPS Measures

•	For each Measurement Period, Amdocs shall summarize the FDT Response Times for all CBF Transactions.

25

Sprint Schedule C Creditable Performance Specifications (CPS)

[**].

All FDT CBF transactions will be measured.

CPS Measures for [**] Transactions

2.3.2.1.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

2.3.2.2.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

*	Transactions containing [**] will be [**] but will not [**].

26

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	SNAP

3.1.	SNAP Online Availability

See Annex A for definition and calculation.

3.2.	SNAP Online Service Interruption

See Annex A for definition and calculation.

3.3.	SNAP Response Time

3.3.1.	Creditable Performance Specification

Specification:	SNAP Response Time

Definition:	The amount of time required for a requested SNAP CBF Transaction to be completed. This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Performance Analyzer Tool

Amdocs shall not change or redesign the Performance Analyzer Tool without written approval from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment Document for future release and will be supplied to Sprint.

Weighting:	[**]

Frequency of Collection:	Continuous

Special Exclusions:	[**].

3.3.2.	CPS Measures

•	For each Measurement Period, Amdocs shall summarize the SNAP Response Times for all CBF Transactions.

[**].

27

Sprint Schedule C Creditable Performance Specifications (CPS)

All SNAP CBF transactions will be measured.

3.3.2.1.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

3.3.2.2.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

28

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	eCare (Self Care)

4.1.	eCare (Self Care) Availability

See Annex A for definition and calculation.

4.2.	eCare Online Service Interruption

The eCare Online Service Interruption minutes will apply only to the impacted platform. When platform impact is not determined the interruption minutes will apply to both postpaid and prepaid platforms.

See Annex A for definition and calculation.

4.3.	eCare Response Time (Self Care)

4.3.1.	Creditable Performance Specification

Specification:	eCare Response Time

Definition:

The amount of time required for a requested eCare Transaction to be completed.

Measurement will be done for all Read or Write transactions to the eCare/Customized Product databases within the Amdocs data center only.

Response time measurements are taken on a daily basis, and results will be reported to Sprint on a monthly basis in keeping with the terms of the Agreement. Measurement points for this CPS exist between the application server and database server, both of which reside within the Amdocs data center.

Customized Product-related transactions will be available during Customized Product online availability time.

CPS Formula:	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs eCare / Customized Product

Frequency of Collection:	Continuous

Special Exclusions:	[**].

29

Sprint Schedule C Creditable Performance Specifications (CPS)

4.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measurements and related Individual CPS BGYR States for eCare Response Time.

All eCare transactions are a part of this measurement.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

30

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	Wireless Manager

5.1.	Wireless Manager Availability

See Annex A for definition and calculation.

[**]. This is part of the normal business processes to ensure that monthly Third Party tax applications are applied to Wireless Manager. The [**] against Amdocs.

5.2.	Wireless Manager Online Service Interruption

See Annex A for definition and calculation.

5.3.	Wireless Manager Response Time

5.3.1.	Creditable Performance Specification

Specification:	Wireless Manager Response Time

Definition:	Wireless Manager (WM) Response time will be measured between the application server and database server on a continuous basis, and reported monthly. [**].

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Includes all WM transactions in production during the measurement.

Measurement Transaction:	Wireless Manager Performance Logs

Frequency of Collection:	Continuous (during all application availability)

Special Exclusions:	[**].

5.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for WM response time.

[**]

31

Sprint Schedule C Creditable Performance Specifications (CPS)

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

32

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	sView

6.1.	sView Availability

See Annex A for definition and calculation.

6.2.	sView Online Service Interruption

See Annex A for definition and calculation.

6.3.	sView Response Time

6.3.1.	Creditable Performance Specification

Specification:	sView Response Time

Definition:	The amount of time required for sView transactions to be completed, where such amount of time refers only to that portion of the transaction processing for which Amdocs is responsible. [**]

CPS Formula	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs sView

Frequency of Collection:	Continuous

Special Exclusions:	[**].

6.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for sView response time.

33

Sprint Schedule C Creditable Performance Specifications (CPS)

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

6.4.	sView Synchronization Time

6.4.1.	Creditable Performance Specification

Specification:	sView Synchronization Time

Definition:	Ensemble to sView Application database synchronization time

CPS Formula:	Average number of seconds to synchronize

Measurement Period:	Calendar Month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	N/A

6.4.2.	CPS Measures

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

34

Sprint Schedule C Creditable Performance Specifications (CPS)

7.	iCare

7.1.	iCare Availability

See Annex A for definition and calculation.

7.2.	iCare Online Service Interruption

See Annex A for definition and calculation.

7.3.	iCare Response Time

7.3.1.	Creditable Performance Specification

Specification:	iCare Response Time

Definition:

The amount of time required for iCare business functions to be completed, where such amount of time refers only to that portion of the business function processing for which Amdocs is responsible.

This CPS applies to that portion of successful and unsuccessful iCare business functions for which Amdocs is responsible. There are two associated measures that comprise overall Response Time. The KBFs will have the following weighting to achieve the overall iCare response score for the month:

	Description	Weighting Percentage
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

[**].

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar month

35

Sprint Schedule C Creditable Performance Specifications (CPS)

Data Source:	Amdocs iCare

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for iCare response time.

Single Subscriber Scoring Table:

Table: 7.3.2.1

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

Multi Subscriber Scoring Tables: Table 7.3.2.2

[**]
Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

Multi Subscriber Scoring Tables: Table 7.3.2.3

[**]
Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

36

Sprint Schedule C Creditable Performance Specifications (CPS)

[**].

Multi Subscriber Scoring Tables: Table 7.3.2.4

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.4.	iCare Synchronization Time

7.4.1.	Creditable Performance Specification

Specification:	iCare Synchronization Time

Definition:	Ensemble to iCare Application database synchronization time

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

7.4.2.	CPS Measures

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

37

Sprint Schedule C Creditable Performance Specifications (CPS)

7.5.	iCare/sView Synchronization Time

7.5.1.	Creditable Performance Specification

Specification:	iCare/sView Synchronization Time

Definition:	Bi-direction synchronization time between iCare and sView.

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

7.5.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.6.	iCare Synchronization Success Rate

7.6.1.	Creditable Performance Specification

Specification:	iCare Synchronization Success Rate

Definition:	Ensemble to iCare application database synchronization success rate. The percentage of transactions that successfully synchronize between Ensemble and iCare

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

38

Sprint Schedule C Creditable Performance Specifications (CPS)

7.6.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.7.	iCare Synchronization Retry Timeliness

7.7.1.	Creditable Performance Specification

Specification:	iCare Synchronization Retry Timeliness

Definition:	The length of time to [**] between Ensemble and iCare databases.

CPS Formula:	[**]

[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.7.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

39

Sprint Schedule C Creditable Performance Specifications (CPS)

iCare Manual Retry example: If there are [**] transactions comprising a total of at least [**] within the measurement period, then the [**] will be scored under the greater than or equal to [**] category.

For the avoidance of doubt, the [**] will determine the score for the matrix.

40

Sprint Schedule C Creditable Performance Specifications (CPS)

8.	Billing

8.1.	CDR File Time to Rate

8.1.1.	Creditable Performance Specification

Specification:	CDR File Time to Rate

Definition:	[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous (24 hours a day, 7 days a week)

Special Exclusions:	[**]

8.1.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for CDR File Time to Rate. The Individual CPS BGYR State shall be the least favorable BGYR State with respect to monthly performance, or with respect to transmittals missed on any given day, during the Measurement Period.

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

41

Sprint Schedule C Creditable Performance Specifications (CPS)

8.2.	Invoice Accuracy

8.2.1.	Creditable Performance Specification

Specification:	Invoice Accuracy (Accurate Invoice Quantity and Revenue Accuracy Amount)

Definition:	The percentage of correctly prepared invoices and the percentage of accurately billed revenue. [**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Billing Operations Ticketing System

Sprint shall report the following via Service Manager tickets:

•     Incorrectly prepared invoices

•     Unprepared invoices

•     Inaccurate billed amounts

•     Failure to bill amounts

This will include the calculation of any taxes.

Frequency of Collection:	During each Billing Cycle

Special Exclusions:	[**]

8.2.2.	CPS Measures

[**].

For the purpose of [**].

[**]

•	Material impacts not reported [**] will be tracked and become part of the End-of-Year (EOY) financial settlement process.

To avoid doubt, [**].

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

42

Sprint Schedule C Creditable Performance Specifications (CPS)

8.3.	Billable CDR Missed Quantity

8.3.1.	Creditable Performance Specification

Specification:	Billable CDR Missed Quantity

Definition:	The number of billable CDRs (CDRs with revenue attached) that were subject to processing and Billing that were not processed (“Missed CDRs”) by Amdocs.

CPS Formula:	[**].

Measurement Period:	Calendar Month

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**].

8.3.2.	CPS Measures

[**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

43

Sprint Schedule C Creditable Performance Specifications (CPS)

9.	Key Interfaces

9.1.	Key Interfaces Timeliness

9.1.1.	Creditable Performance Specification

Specification:	Key Interfaces Timeliness

Definition:	Measurement of Amdocs’ ability to complete Key Interface functions by the times outlined below. Times reflect completion times and are Monday – Friday, unless otherwise noted.

	Key Interfaces	Times	Weekend Times

	PNC Outgoing (A/R)	[**]

	Paymentech Batch (A/R)	[**]

	OCA Download (Collections)	[**]
[**]

	Stars	[**]

	Mosaics	[**]	[**]

	Letters	[**]	[**]

	Minotaur	[**]	[**]

	Lockbox Payments	[**]

	EOD for NDW and replicate via GoldenGate	[**]	[**]

[**].

CPS Formula:	[**].

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Throughout Measurement Period

Special Exclusions:	[**].

44

Sprint Schedule C Creditable Performance Specifications (CPS)

9.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

45

Sprint Schedule C Creditable Performance Specifications (CPS)

10.	Application Program Interface (API)

10.1.	API Availability

See Annex A for definition and calculation.

10.2.	API Online Service Interruption

See Annex A for definition and calculation.

10.3.	API Response Time

10.3.1.	Creditable Performance Specification

Specification:	Application Program Interface (API) Response Time

Definition:

The amount of time required for a requested transaction to be completed when submitted [**] via API.

[**].

This CPS applies to that portion of API Successful and Unsuccessful Transactions for which Amdocs is responsible.

[**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs

Frequency of Collection:	Continuous

Special Exclusions:	[**].

46

Sprint Schedule C Creditable Performance Specifications (CPS)

10.3.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

47

Sprint Schedule C Creditable Performance Specifications (CPS)

11.	Defect and Repair

11.1.	Time to Repair

11.1.1.	Creditable Performance Specification

Specification:	Time to Repair

Definition:

Amdocs’ unencumbered time to repair each Issue during the Measurement Period. The measurement time for this CPS begins when an Issue is received through the Amdocs ticketing system interface and acknowledged by a system-generated auto reply to the submission. The measurement time ends when the repair is implemented or, if earlier (in the case of Product Defects), scheduled in accordance with the parties’ joint consent, for implementation in production. [**].

Tickets may only be marked Waiting for Release once all coding and testing is completed.

Amdocs and Sprint shall jointly agree to reprioritize incidents for CPS measurement if the initial priority is not reflective of the established guidelines in the Definitions of this Schedule C1-Ret.

Ticket System Mapping

	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

48

Sprint Schedule C Creditable Performance Specifications (CPS)

PS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**].

11.1.2.	CPS Measures

[**]

Time to Repair

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

[**].

To avoid doubt, [**].

49

Sprint Schedule C Creditable Performance Specifications (CPS)

11.2.	Defect Quantity and Severity

11.2.1.	Creditable Performance Specification

Specification:	Defect Quantity and Severity

Definition:	The quantity and severity of Issues discovered in the Customized Product and Amdocs Services during ongoing operations where a ticket has been submitted via the ticketing interface. [**].

CPS Formula:	[**].

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

11.2.2.	CPS Measures

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

In the event that additional CPS’s or products are scored against the Defect Quantity CPS, the Defect Quantity scoring criteria will need to be reviewed and altered, as applicable.

50

Sprint Schedule C Creditable Performance Specifications (CPS)

12.	Table Refresh Performance

12.1.	Table Refresh Schedule and Accuracy

12.1.1.	Creditable Performance Specification

Specification:	Table Refresh Schedule and Accuracy

Definition:	Percentage of production reference tickets that are completed within Table Level CPS (see chart). [**]

	Normal Request:	Tickets submitted that meet the agreed upon schedules and type as stated in this Schedule C1-Ret.

	Number of Tickets: (# of tickets)	The sum total of all tickets received from Sprint for the Measurement Period, including Fast Track, Priority List, and late submission requests.
	[**]	[**]
	[**]	[**]

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**].

12.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

51

Sprint Schedule C Creditable Performance Specifications (CPS)

[**] Table

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

[**].

Schedule Table

Table Area	Table Name	Days to Complete the Update Request
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

iCare Schedule Table

Table Area	Table Name	Days to Complete the Update Request
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

52

Sprint Schedule C Creditable Performance Specifications (CPS)

13.	Provisioning Timeliness and Accuracy

13.1.	Provisioning Availability

Provisioning availability is the end-to-end availability of the provisioning environment, which includes Amdocs Activation Manager (AAM), Switch Control (SC), and iDEN Virtual Switch (IVS). [**].

[**].

13.2.	Provisioning Online Service Interruption

Provisioning online service interruption includes Amdocs Activation Manager (AAM), Switch Control (SC), and iDEN Virtual Switch (IVS). [**] is considered to be [**].

See Annex A for definition and calculation.

13.3.	Provisioning Time

13.3.1.	Creditable Performance Specification

Specification:	Provisioning Time

Definition:	The time required to process a Valid Provisioning Transaction.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Switch Control Reports

Frequency of Collection:	Daily (7 days per week)

Special Exclusions:	[**].

13.3.2.	CPS Measures

Set forth below is a chart [**].

53

Sprint Schedule C Creditable Performance Specifications (CPS)

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

13.4.	Provisioning Success Percentage

13.4.1.	Creditable Performance Specification

Specification:	Provisioning Success Percentage

Definition:	The percentage of Valid Provisioning and AAM Transactions that successfully process, i.e., result in the requested actions being processed by the Customized Product and made available to the network and network elements.

CPS Formula:	[**].

Measurement Period:	Calendar Month

Data Source:	Switch Control Reports

Frequency of Collection:	Continuous

Special Exclusions:

The calculation of this CPS excludes Sprint-responsible or Sprint-initiated errors.

The calculation will not include Sprint Network rejections.

Maintenance Periods – Provisioning Success Percentage measurements will not be collected when Provisioning is unavailable during agreed upon maintenance periods. When Provisioning is available during maintenance periods, Provisioning Timeliness will be collected and this CPS shall apply.

13.4.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

54

Sprint Schedule C Creditable Performance Specifications (CPS)

14.	SAS

The SAS Corporate Account Table Response Time and SAS Response Time associated measures are not in force. Until the time these measures become applicable, the weighting will be [**]% for SAS Output and Reports, [**]% for SAS Service Interruption, and [**]% for SAS Availability.

14.1.	SAS Availability

See Annex A for definition and calculation.

14.2.	SAS Online Service Interruption

See Annex A for definition and calculation.

14.3.	SAS output and Reports

14.3.1.	Creditable Performance Specification

Specification:	SAS Output and Reports

Definition:	Measurement of Amdocs’ ability to deliver SAS Output and Reports.

	Job Name	Output or Report	Job from which Measurement will be Calculated
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

[**].

CPS Formula:	[**].

Measurement Period:	Per Month and Per Cycle

Grace Periods:	The same Bill Cycle Grace Periods shown in the Grace Period section of Schedule C1-Ret (section 1.3.1) will apply to this CPS.

Data Source:	Batch Stat Table in the SLA database

Frequency of Collection:	Continuous

Special Exclusions:	[**]

55

Sprint Schedule C Creditable Performance Specifications (CPS)

14.3.2.	CPS Measures

Set forth below are charts [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

To achieve an overall score, a weighting of [**]% for monthly reports/outputs and [**]% for per cycle reports/outputs will be applied.

56

Sprint Schedule C Creditable Performance Specifications (CPS)

15.	Training Environment

15.1.	Training Availability

15.1.1.	Creditable Performance Specification

Specification:	Training Environment

Definition:	Training Environment availability as defined in Annex A. [**].

CPS Formula:	See Annex A

Special Exclusions:	[**]

15.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

15.2.	Training Online Service Interruption

See Annex A for definition and calculation.

57

Sprint Schedule C Creditable Performance Specifications (CPS)

16.	Disaster Recovery

16.1.	Disaster Recovery

16.1.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover the online system in the event of a disaster, based on the following:

[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

CPS Formula:	[**]

Measurement Period:	Each

Data Source:	Amdocs Disaster Recovery logs

Frequency of Collection:	Throughout Disaster Recovery

Special Exclusions:	N/A

16.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

58

Sprint Schedule C Creditable Performance Specifications (CPS)

17.	APRM

17.1.	APRM Availability

See Annex A for definition and calculation.

17.2.	APRM Online Service Interruption

See Annex A for definition and calculation.

17.3.	APRM Event Processing

17.3.1.	Creditable Performance Specification

Specification:	APRM Event Processing

Definition:	Daily event files must be processed in less than [**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	APRM Reports

Frequency of Collection:	Continuous

Special Exclusions:	N/A

17.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

59

Sprint Schedule C Creditable Performance Specifications (CPS)

17.4.	Remittance Cycle Timeliness

17.4.1.	Creditable Performance Specification

Specification:	Remittance Cycle Timeliness

Definition:	[**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	APRM Reports

Frequency of Collection:	Continuous

Special Exclusions:	N/A

17.4.2.	CPS Measures

Remittance Cycle Timeliness

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

60

Sprint Schedule C Creditable Performance Specifications (CPS)

18.	UAT

18.1.	UAT E2E Environment Availability during AT, IST, and ATS Periods

18.1.1.	Creditable Performance Specification

Specification:	UAT E2E Environment Availability

Definition:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

18.1.2.	CPS Measures

Set forth below is a chart [**].

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

18.2.	UAT Standalone Environment Availability

18.2.1.	Creditable Performance Specification

Specification:	UAT Standalone Environment Availability

Definition:	UAT Standalone Environments (AT3, AT5, AT7, and AT10) availability has been defined as the hours of [**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

61

Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

18.2.2.	CPS Measures

Set forth below is a chart [**].

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

18.3.	Wholesale E2E Environment Availability during AT, IST, and ATS Periods

18.3.1.	Creditable Performance Specification

Specification:	Wholesale UAT E2E Environment Availability

Definition:	WSE2EAT1 and WSE2EAT2 Environment Availability has been defined as the hours of [**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**].

62

Sprint Schedule C Creditable Performance Specifications (CPS)

18.3.2.	CPS Measures

Set forth below is a chart [**].

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

63

Sprint Schedule C Creditable Performance Specifications (CPS)

SCHEDULE C1-RET – APPENDIX II

PREPAID SERVICE LEVELS

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

64

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	Prepaid Billing Online Charging

1.1.	Real Time Balancing Charging Availability

Manage real-time charging and account balances.

1.2.	Authentication and Authorization System Availability

The Authentication and Authorization System performs real-time authentication and authorization prior to all billable sessions supported by the real-time charging platform.

1.2.1.	Creditable Performance Specification

Definition and calculation are located in Annex A.

1.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

1.3.	Real Time Balancing Charging Online Service Interruption

Manage real-time charging and account balances.

Definition and calculation are located in Annex A.

1.4.	Authentication and Authorization System Online Service Interruption

The Authentication and Authorization System performs real-time authentication and authorization prior to all billable sessions supported by the real-time charging platform.

Definition and calculation are located in Annex A.

65

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	Prepaid Billing Offline Rating Timeliness – PTT and PTV

2.1.	Offline Rating Timeliness – PTT and PTV

2.1.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Offline Events (PTT and PTV)

Definition:	Measures PTT and PTV, events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Frequency of Collection:	Continuous

Special Exclusions:	[**]

2.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

66

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	Prepaid Billing Real Time Event Timeliness – Voice, Messaging, and Data

3.1.	Real Time Event Timeliness – Voice

3.1.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Voice

Definition:

Measures Voice events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

•     Initial reserve unit requests

•     Intermediate reserve unit requests

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**].

3.2.	Real Time Event Timeliness – Messaging

3.2.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Messaging

Definition:

Measures Messaging events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

•     Initial reserve unit requests

• Intermediate reserve unit requests

67

Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.3.	Real Time Event Timeliness – Data

3.3.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Data

Definition:

Measures Data events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

•     Initial reserve unit requests

•     Intermediate reserve unit requests

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

68

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	Prepaid Billing Real Time Rating Timeliness – Voice, Messaging, and Data

4.1.	Real Time Rating Timeliness – Voice

4.1.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Voice

Definition:	Measures Voice events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

4.2.	Real Time Rating Timeliness – Messaging

4.2.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Messaging

Definition:	Measures Messaging events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

69

Sprint Schedule C Creditable Performance Specifications (CPS)

4.3.	Real Time Rating Timeliness – Data

4.3.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Data

Definition:	Measures Data events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

4.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

70

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	Prepaid Billing Offline Rating Timeliness – Voice, Messaging, and Data

5.1.	Offline Rating Timeliness – Voice

5.1.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Voice

Definition:	Measures all allow-call/post-debit voice offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.2.	Offline Rating Timeliness – Messaging

5.2.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Messaging

Definition:	Measures all allow-call/post-debit messaging offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

71

Sprint Schedule C Creditable Performance Specifications (CPS)

5.3.	Offline Rating Timeliness – Data

5.3.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Data

Definition:	Measures all allow-call/post-debit data offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.3.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

72

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	Prepaid Replenishments Real Time Voucher Management and Replenishments Management

6.1.	Real Time Voucher Management Availability

Manages voucher management to include PIN creation, PIN distribution and ePin creation and retirement. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

6.2.	Real Time Replenishment Management Availability

Functionality of replenishing subscriber accounts and crediting account balances in real-time. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

6.2.1.	Creditable Performance Specification

Definition and calculation are located in Annex A.

6.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

6.3.	Real Time Voucher Management Online Service Interruptions

Manages voucher management to include PIN creation, PIN distribution and ePin creation and retirement. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

73

Sprint Schedule C Creditable Performance Specifications (CPS)

Definition and calculation are located in Annex A.

6.4.	Real Time Replenishment Management Online Service Interruption

Functionality of replenishing subscriber accounts and crediting account balances in real-time. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

Definition and calculation are located in Annex A of this Schedule C1-Ret.

74

Sprint Schedule C Creditable Performance Specifications (CPS)

7.	Prepaid Replenishments

7.1.	Replenishment and Voucher Management Transaction Timeliness

7.1.1.	Creditable Performance Specification

Specification:	Replenishment and Voucher Management Transaction Timeliness

Definition:	Measures replenishment and voucher management transaction timeliness. The time is measured from the point when the system receives the replenishment or voucher transaction in the replenishment or voucher management system, until the balance has been applied to the customer’s account and the balance is available to the end user’s account.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Transaction log files

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.2.	MRC Timeliness

7.2.1.	Creditable Performance Specification

Specification:	Monthly Recurring Charging (MRC ) Timeliness

Definition:	Job Target Table

75

Sprint Schedule C Creditable Performance Specifications (CPS)

	MRC Job Name	Time Zone	Weekday and Weekend Target Time
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs Batch Stat table

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

76

Sprint Schedule C Creditable Performance Specifications (CPS)

8.	Prepaid Care

8.1.

The following Ensemble application scoring will be carried over, then weighted, based on the overall weighting chart outlined in Section 1.8, Individual CPS Monthly Scoring Matrix of this Schedule C1-Ret:

•	CSM

•	sView/iCare

8.2.	eCare (Prepaid Self Care) Availability

The Postpaid eCare Availability full outage minutes will be carried over.

Prepaid-specific partial outages will be applied to the Prepaid availability score only.

8.2.1.	Creditable Performance Specification

See Annex A for definition and calculation.

8.3.	eCare (Prepaid Self Care) Online Service Interruptions

The eCare Online Service Interruption minutes will apply only to the impacted platform. When platform impact is not determined the interruption minutes will apply to both postpaid and prepaid platforms.

8.3.1.	Creditable Performance Specification

See Annex A for definition and calculation.

8.4.	eCare Response Time (Prepaid Self Care)

8.4.1.	Creditable Performance Specification

Specification:	eCare Prepaid Response Time

Definition:

The amount of time required for a requested eCare Prepaid Transaction to be completed.

[**].

Response time measurements are taken on a daily basis, and results will be reported to Sprint on a monthly basis in keeping with the terms of the Agreement. Measurement points for this CPS exist between the application server and the database server, both of which reside within the Amdocs data center.

77

Sprint Schedule C Creditable Performance Specifications (CPS)

Customized Product-related transactions will be available during Customized Product online availability time.

CPS Formula:	[**]

	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs eCare / Customized Product

Frequency of Collection:	Continuous

Special Exclusions:	[**]

78

Sprint Schedule C Creditable Performance Specifications (CPS)

8.4.2.	CPS Measures

Set forth below is a chart depicting [**].

All Prepaid eCare transactions are a part of this measurement.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

79

Sprint Schedule C Creditable Performance Specifications (CPS)

9.	Prepaid Other

9.1.	API

9.1.1.	Creditable Performance Specification

The following Ensemble application scoring will be carried over, then weighted, based on the overall weighting chart outlined in Application Program Interface. Time to Repair (Prepaid Tickets)

9.1.2.	Creditable Performance Specification

Time to Repair SLA definitions and calculations are defined in postpaid Appendix I of this Schedule C1-Ret.

9.1.3.	CPS Measures

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

For the avoidance of doubt, if Amdocs does not succeed in achieving the [**]% success percentage for Priority 3 defects for the [**] delivery date, then Amdocs cannot be Blue [**] for the [**] for P3 Time to Repair.

80

Sprint Schedule C Creditable Performance Specifications (CPS)

9.2.	Defect Quantity and Severity

9.2.1.	Creditable Performance Specification

Defect Quantity and Severity SLAs and scoring criteria are defined in this Schedule C1-Ret section.

Prepaid Defect Quantity calculation includes both Product and Service defects.

9.2.2.	CPS Measures

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

9.3.	Report Extract Timeliness

9.3.1.	Creditable Performance Specification

Specification:	Report Extract Timeliness

Definition:

Measurement of Amdocs’ ability to complete Report Extract functions by the times outlined below. Times reflect completion times and are measured [**], unless otherwise noted.

Report Extract Timeliness calculations and scoring criteria are defined in this Schedule C1-Ret section under Key Interfaces.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs Batch Stat Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

9.3.2.	CPS Measures

Report Extract Table

Job Name	Job/Report Description	Frequency	Target Delivery Time [**]	Weekend
[**]	[**]	[**]	[**]	[**]

81

Sprint Schedule C Creditable Performance Specifications (CPS)

Job Name	Job/Report Description	Frequency	Target Delivery Time [**]	Weekend
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]

*	Target time reflects start time of the job indicated.

9.4.	Disaster Recovery Prepaid

9.4.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover Prepaid system in the event of a disaster, based on the following.

Annual testing may follow the same guidelines or may have agreed upon testing objectives. The Service Level objectives should be mutually defined prior to test execution for proper inclusion in this measurement.

For a detailed DR plan, dependencies, and timelines refer to the master disaster recovery document.

Normal Recovery Target per Component:

[**]

Full disaster recovery will follow the recovery of the main (Postpaid) systems, with the exception of Guiding (FR), Rating (RB), and Offline Charging (FRD/CDR), which have dependencies related to the Postpaid database, and should follow Postpaid First Recovery Timeliness.

Disaster recovery SLAs, calculation, and scoring criteria are defined in this Schedule C1-Ret under Disaster Recovery section 15.

[**].

CPS Formula:	[**]

Measurement Period:	Each test or disaster

Data Source:	Amdocs disaster recovery logs

Frequency of Collection:	Throughout disaster recovery

Special Exclusions:	[**]

82

Sprint Schedule C Creditable Performance Specifications (CPS)

9.5.	Table Refresh Schedule and Accuracy

9.5.1.	Creditable Performance Specification

Table Refresh Schedule and Accuracy SLAs, calculation, and scoring criteria are defined in this Schedule C1-Ret under Table Refresh section 11.

83

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C1-RET ANNEX A

Amdocs	84	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	Online Availability

1.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	Availability Times

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

1.3.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	85	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	Online Service Interruption

2.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Amdocs	86	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	87	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C1-RET ANNEX B – KEY PERFORMANCE INDICATORS (KPIS)

Amdocs	88	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	EMS System Availability

1.1.	Key Performance Indicator

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Amdocs	89	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	EMS Timeliness

2.1.	Key Performance Indicator

Specification:	EMS Timeliness

Definition:	Measurement of Amdocs’ ability to complete EMS functions by the times outlined below. Times reflect completion times and are Monday – Friday, unless otherwise noted:
	EMS Timeliness	Times	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
KPI Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Throughout Measurement Period

Special Exclusions:	[**].

Amdocs	90	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.2.	KPI Measures

Set forth below is a chart [**].

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	91	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	CDR Message Rating Time

3.1.	Key Performance Indicator

Specification:	CDR Message Rating Time

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Message Acquisition and Formatting (MAF), and Audit and Control Reports

Frequency of Collection:	Continuous (24 hours a day, 7 days a week)

Special Exclusions:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

3.2.	KPI Measures

Set forth below is a chart [**].

KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	92	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	VAD

4.1.	VAD Availability

4.1.1.	VAD Online Availability

See Annex A for definition and calculation.

4.2.	VAD Order Processing Time

4.2.1.	Key Performance Indicator

Specification:	VAD Order Processing Time

Definition:	VAD timeliness is the time to process the purchase order, plus the time to process the activations information. [**]

Measurement Period:	Calendar Month

Measurement Unit:	Minutes

Data Source:	Customized Product

Frequency of Collection:	Continuous

KPI Formula:	[**]

Special Exclusions:	[**]

4.2.2.	KPI Measures

The Individual KPI BGYR State shall be the least favorable BGYR State with respect to Amdocs’ VAD (Fulfillment) Timeliness performance for all subscriber orders. Set forth below is a chart depicting the KPI measures and the related BGYR States.

[**]

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	93	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	SAS

5.1.	SAS ID Accuracy

5.1.1.	Key Performance Indicator

Specification:	SAS ID Accuracy

Definition:	The percentage of correctly prepared SAS IDs during the measurement period. Outputs include [**].

KPI Formula:	[**]

Measurement Period:	Calendar Month (Cycle 1 thru EOM activities)

Data Source:	Amdocs ticketing system/Amdocs Reporting Tools Incorrectly prepared SAS IDs that require a fix by the vendor or Sprint, shall be reported to Amdocs via Service Manager tickets.

Frequency of Collection:	During each Billing Cycle

Special Exclusions:	[**]

5.1.2.	CPS Measures

A SAS ID with multiple errors will be counted as a single output in regards to the number of outputs in error per Measurement Period.

For the purpose of recording SAS ID accuracy impact, the error will count during the month in which it is reported. Further, the error will be reported in each subsequent month in which the error occurs, until corrected. Output accuracy reporting will remain within the calendar year boundary.

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	94	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	Retail GoldenGate Response Time

6.1.	Key Performance Indicator

Specification:	Retail GoldenGate Response Time

Definition:	Amdocs ability to deliver Retail GoldenGate trail files to the Sprint GoldenGate hub servers within the times presented in Tables 8.1 and 8.2 below.

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

6.2.	KPI Measures

During each Measurement Period, Amdocs shall summarize the average response time for the Retail trail files delivered to Sprint.

Table 8.1:

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	95	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Table 8.2:

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

6.2.1.	Associated Measurement Chart

Associated Measurement	KPI Percentage
sView/iCare and Ensemble DB	[**]
All other Retail DB replication	[**]
Total aggregate	[**]

Amdocs	96	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

[Expiring as of December 31, 2013]

<Version #>

Document Number:	document_center\0

Creation Date:	September 28, 2012

Author:	Amdocs Service Level Management Team

Last Edit Date:	October 1, 2012

File Name:	Sprint_Amdcos_C1_Wholesale_FINAL

Implementation Date:

Sprint Sign-off Date:

Amdocs Sign-off Date:

1	SLA Management

Amdocs Sprint Schedule C1-WHL – Wholesale Creditable Performance Specifications (CPS)	1
1. Scope	2
1.1. Scope	2
1.1.1. CPS s and KPIs	2
2. Creditable Performance Specifications (CPS) Measurement Structure	1
2.1. Measurement Structure	1
2.1.1. Overall CPS Score	1
3. Wholesale Grace Periods	2
3.1.1. CPS Suspension Events	2
4. [**]	3
4.1.1. [**]	3
4.1.2. Aggregate Net Amount for all CPSs	4
4.1.3. Table 4.1	4
4.1.4. Table 4.2	4
5. Monthly CPS Report	5
6. Creditable Performance Specification Review and Change Process	6
7. Definitions	7
8. [**]	10
8.1. Wholesale Associated Measurement Chart	10
8.2. [**]	10
8.2.1. [**]	11
8.2.2. Individual CPS BGYR Chart	11
8.2.3. Sample Calculation	11
Schedule C1-WHL – Appendix I Wholesale Creditable Performance Specifications (CPS)	12
1. CSM	13
1.1. CSM Online Availability	13
1.2. CSM Online Service Interruption	13
1.3. CSM Response Time	13
1.3.1. Creditable Performance Specification	13
1.3.2. CPS Measures	14
2. Billing	15
2.1. CDR File Time to Rate	15
2.1.1. Creditable Performance Specification	15
2.1.2. CPS Measures	15
2.2. Revenue Accuracy	15
2.2.1. Creditable Performance Specification	15
2.2.2. CPS Measures	16
2.3. Wholesale Bill Cycle Processing	16
2.3.1. Creditable Performance Specification	16
2.3.1.1. Re-rating restrictions in order to meet billing timeframes	16
2.3.2. CPS Measures	17
2.3.2.1. For Bill Cycles with [**]	17
2.3.2.2. For Bill Cycles with [**]	17
2.3.2.3. For Bill Cycles with [**]	18

2	SLA Management

2.4. Wholesale Bill Cycle Re-Run Processing	18
2.4.1. Creditable Performance Specification	18
2.4.2. CPS Measures	18
2.4.2.1. For Billing Re-Runs with [**]	18
2.4.2.2. For Billing Re-Runs with [**]	19
2.4.2.3. For Billing Re-Runs with [**]	19
2.4.2.4. For Invoice creation Re-Runs for MVNOs with [**]	19
2.4.2.5. For Invoice creation Re-Runs for MVNOs with [**]	19
2.4.2.6. For Invoice creation Re-Runs for MVNOs with [**]	19
3. Interfaces	20
3.1. Key Interfaces Timeliness	20
3.1.1. Creditable Performance Specification	20
3.1.2. CPS Measures	21
4. API Availability	22
4.1. API Availability	22
5. API Response Time	23
5.1. API Response Time	23
5.1.1. Creditable Performance Specification	23
5.1.2. Grace Period	23
5.1.3. CPS Measures	23
5.1.4. CPS Measures for High Performing APIs [**]	25
5.1.5. CPS Measures for API [**]	25
5.1.6. CPS Measures for API [**]	25
6. APRM	26
6.1. APRM Availability	26
6.2. APRM Service Interruption	26
7. Defect and Repair	27
7.1. Time to Repair	27
7.1.1. Creditable Performance Specification	27
7.1.2. Time to Repair CPS	28
7.2. Defect Quantity and Severity	28
7.2.1. Creditable Performance Specification	28
7.2.2. [**] CPS Measures	29
8. Table Refresh Performance	30
8.1. Table Refresh Schedule and Accuracy	30
8.1.1. Creditable Performance Specification	30
8.1.2. CPS Measures	30
9. Provisioning Timeliness and Accuracy	32
9.1. Provisioning Availability	32
9.2. Provisioning Online Service Interruption	32
9.3. Provisioning Time	32
9.4. Provisioning Success Percentage	32
10. Disaster Recovery	33
10.1. Disaster Recovery	33
10.1.1. Creditable Performance Specification	33
10.1.2. CPS Measures	33
11. Wholesale New Customer Implementation Timeliness	34

3	SLA Management

11.1. New MVNO Implementation Timeliness	34
11.1.1. Creditable Performance Specifications	34
11.1.2. CPS Measures	34
12. Wholesale Reseller Conversion Implementation	35
12.1.1. Wholesale Creditable Performance Specification	35
12.1.2. CPS Measures	35
Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS) Annex A	36
1. Online Availability	37
1.1. Creditable Performance Specification	37
1.2. Availability Times	37
1.2.1. [**]
1.2.2. [**]
1.2.3. [**]
1.2.4. [**]
1.3. CPS Measures	37
2. Online Service Interruption	38
2.1. Creditable Performance Specification	38
2.2. CPS Measures	38
Schedule C1-WHL Wholesale Key Performance Indicators (KPIs) Annex B	39
1. CDR Message Rating Time	40
1.1. Key Performance Indicator	40
1.2. KPI Measures	40
2. API Service Interruption	41
2.1. API Service Interruption	41
3. Wholesale GoldenGate Response Time	42
3.1. Key Performance Indicator	42
3.2. KPI Measures	42

4	SLA Management

AMDOCS SPRINT SCHEDULE C1-WHL – WHOLESALE CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT. ANY REFERENCE TO SCHEDULE C HEREIN UNLESS OTHERWISE SPECIFIED MEANS SCHEDULE C1-WHL.

1	SLA Management

1.	Scope

1.1.	Scope

Amdocs will measure and report its performance on the Creditable Performance Specifications (“CPS”) and Key Performance Indicators (“KPI”) set forth below, and each CPS is ranked “High”, “Medium” or “Low” based on the level of criticality to Sprint (the “Criticality Levels”):

1.1.1.	CPS s and KPIs

Number	Wholesale Creditable Performance Specification	Criticality Level
Customer Services
1.	[**]	[**]
2.	[**]	[**]
3.	[**]	[**]
4.	[**]	[**]
5.	[**]	[**]
6.	[**]	[**]
7.	[**]	[**]
8.	[**]	[**]
9.	[**]	[**]
10	[**]	[**]
11.	[**]	[**]
12.	[**]	[**]
[**]
Annex A	[**]	[**]
Annex B	[**]	[**]

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2.	Creditable Performance Specifications (CPS) Measurement Structure

2.1.	Measurement Structure

Each CPS shall be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual CPS BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**]. Also, on a monthly basis, an overall CPS score (the “Overall CPS Score”) will be determined by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score:

2.1.1.	Overall CPS Score

Individual CPS BGYR State	Critical Level
	High	Medium	Low
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

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3.	Wholesale Grace Periods

The Parties have agreed that for certain specified time periods based on calendar days (each a “Wholesale Grace Period”) Amdocs’ obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the “Suspended CPS”) upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs’ ability to perform the Services in accordance with the CPS (“CPS Suspension Events”). [**]:

3.1.1.	CPS Suspension Events

No.	Suspension Event	Grace Period	Suspended CPS
1.	[**]	[**]	[**]
2.	[**]	[**]	[**]
3.	[**]	[**]	[**]
4.	[**]	[**]	[**]
5.	[**]	[**]	[**]

6.	[**]	[**]	[**]
7.	[**]	[**]	[**]
8.	[**]	[**]	[**]
9.	[**]	[**]	[**]
10.	[**]	[**]	[**]

[**].

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4.	[**]

High Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Medium Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Low Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Set forth below is a table [**]

4.1.1.	[**]

[**]	[**]	[**]

High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

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[**] set forth in the chart below:

4.1.2.	Aggregate Net Amount for all CPSs

[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**].

4.1.3.	Table 4.1

[**]	[**]
	[**]	[**]	[**]
High	[**]	[**]	[**]
Medium	[**]	[**]	[**]
Low	[**]	[**]	[**]

4.1.4.	Table 4.2

[**]
[**]	[**]

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5.	Monthly CPS Report

On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the “Monthly CPS Report”): (i) Amdocs’ quantitative performance for each CPS & KPI; (ii) each Individual CPS/KPI BGYR State and the Overall CPS & KPI Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS & KPI where the Individual CPS/KPI BGYR State was not “Blue” or “Green” during the preceding month; and (vi) trend or statistical analysis with respect to each CPS/KPI as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] of the following month and the Final Monthly CPS Report shall be due on the [**] of the following month. The Monthly CPS Report, delivered on the [**] of the following month, will include each KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

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6.	Creditable Performance Specification Review and Change Process

CPSs are subject to review on the following occasions throughout the Term:

•	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs’ performance with respect to the CPS. At a minimum, the [**] review will include:

•	[**] review of the [**];

•

[**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C1-Whl [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS’ will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

•

Sprint may request to include a new CPS(s) or an Associated Measure(s) to Schedule C1-Whl on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

Any item to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team. The item is then documented in the “SLA Exclusion List” spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue, inclusion/exclusion resolution, approver’s name and approval date. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Exclusion List” and the appropriate actions are taken, if needed.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to the appropriate Senior Management Teams prior to becoming effective.

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7.	Definitions

Term	Definition
[**]	[**]
[**]	[**]

BGYR	Describes the BGYR (Blue, Green, Yellow, and Red) State for each Creditable Performance Specification for purposes of monthly scoring.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Converted Data Validation	Process that validates the accuracy of the converted data.

CPS	Creditable Performance Specifications

Data Conversion	The transformation engine which receives uniform input format files from legacy source systems and translates to targets systems.

GE	Greater than or equal to.

GT	Greater than.

[**]	[**]

Individual CPS BGYR State	Has the meaning set forth in this Schedule C1-Whl in the Individual CPS Monthly Scoring Matrix section.

LE	Less than or equal to.

LT	Less than.

[**]	[**]

MVNE	Mobile Virtual Network Enabler

MVNO	Mobile Virtual Network Operator

[**]	[**]
[**]	[**]

Online Wholesale User	The number of [**]

Outage	[**]
[**]	[**]

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Term	Definition

Overall CPS Score	Has the meaning set forth in the Individual CPS Monthly Scoring Matrix of this Schedule C1-Whl.

PLS	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Pre Conversion File	Prior to conversion activities a file with all accounts/Subscribers (Pre Conversion File) that have been designated for Conversion will be received by Amdocs.

Post Conversion File	Once Conversion is successfully completed Amdocs will mark each account/Subscriber as successful or unsuccessful

Post Conversion File Delivery	The delivery to Sprint of the Post conversion file

Priority Level

The severity designation assigned to an issue to reflect the business impact of that particular issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

Priority 1 (P1):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Priority 2 (P2):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Priority 3 (P3):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Reseller	Has the meaning set forth in the Agreement.

Reseller (MVNO) BAN	[**] and Subscribers related to a Reseller (MVNO).

Re-Runs	Any activity that causes the Bill Cycle processing to be restarted. This could occur at either the Sprint billing validation or Sprint APRM validation.

SLA	Service Level Agreement (SLA) means a precisely defined method for evaluating a specific aspect of Service performance. Each SLA is associated with its own specific quantitative measurement methodology or formula and measurement frequency.
[**]	[**]

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Term	Definition
[**]	[**]
[**]	[**]

Wholesale CPS	Wholesale Creditable Performance Specification has the meaning set forth in this Schedule C1-Whl

Wholesale Grace Period	Has the meaning set forth in the Wholesale Grace Period Section of this Schedule C1-Whl.

Wholesale Invoices	MVNOs that receive an invoice from the billing process for Wholesale

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8.	[**]

8.1.	Wholesale Associated Measurement Chart

Individual CPS	Associated CPS Measurements	CPS Percentage
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

8.2.	[**]

Certain CPS definitions include more than one associated measurement to determine the composite score for the CPS. It is therefore necessary to merge the results from the associated measurements in order to determine the score for an individual CPS for the Measurement Period. [**].

There are circumstances when a CPS or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where a measure is not to be included, the color will be set to White. [**].

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8.2.1.	[**]

BGYR	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

8.2.2.	Individual CPS BGYR Chart

BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Sample Calculation

Step 1: Calculate [**] for each [**].

[**]

Step 2: Calculate the [**].

[**].

Special Exception: If any [**]

Computing the [**] (Rounding): [**]. Where applicable, [**] will be used [**], unless otherwise specified in [**].

8.2.3.	Sample Calculation

Using the [**] the following [**].

Individual CPS BGYR State	Production Environment
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C1-WHL – APPENDIX I

WHOLESALE

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

1.	CSM

1.1.	CSM Online Availability

See Annex A for definition and calculation.

1.2.	CSM Online Service Interruption

See Annex A for definition and calculation.

1.3.	CSM Response Time

1.3.1.	Creditable Performance Specification

Specification:	CSM Response Time

Definition:

The amount of time required for a requested CBF Transaction to be completed.

This CPS applies to that portion of transaction processing for which Amdocs is responsible.

The Critical Business Functions (CBF) used to perform the calculation for CSM Response Time will be as follows:

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions. A total of two pages were omitted.

CPS Formula:	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Performance Analyzer Tool

Amdocs shall not change or redesign the Performance Analyzer Tool without written agreement from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment Document for future release and will be supplied to Sprint.

Frequency of Collection:	Continuous

Special Exclusions:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

1.3.2.	CPS Measures

•	In each Measurement Period, Amdocs shall summarize the CSM Response Times for all CBF Transactions.

[**].

All CSM CBF transactions are a part of this measurement.

Individual CPS BGYR State	[**]
	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.	Billing

2.1.	CDR File Time to Rate

2.1.1.	Creditable Performance Specification

Specification:	CDR File Time to Rate

Definition:	[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous (24 hours a day, 7 days a week)

Special Exclusions:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

2.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.2.	Revenue Accuracy

2.2.1.	Creditable Performance Specification

Specification:	Revenue Accuracy

Definition:	The percentage of accurately billed revenue.

CPS Formula:	[**]

Measurement Period:	Each Bill Cycle

Data Source:	Billed Data

Frequency of Collection:	During each Bill Cycle

Special Exclusions:	Any Sprint caused Cycle “Re-Run”.

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.3.	Wholesale Bill Cycle Processing

2.3.1.	Creditable Performance Specification

Specification:	Bill Cycle Timeliness

Definition:	The elapsed time from the cycle start through to complete billed invoice per the steps identified below. [**]

CPS Formula:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Wholesale Measurement Period:	Each Bill Cycle processed. CPS applied on a monthly basis averaging all cycles for a Subscriber threshold. Does not include cycles that are involved in re-runs.

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**]

2.3.1.1.	Re-rating restrictions in order to meet billing timeframes

Subscriber base	Billing CPU’s	Hours Prior to cycle close	2G Usages	3G Usages
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

Subscriber base	Billing CPU’s	Hours Prior to cycle close	2G Usages	3G Usages
		[**]	[**]	[**]
		[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]
		[**]	[**]	[**]
		[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]
		[**]	[**]	[**]
		[**]	[**]	[**]

2.3.2.	CPS Measures

2.3.2.1.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.3.2.2.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.3.2.3.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

2.4.	Wholesale Bill Cycle Re-Run Processing

2.4.1.	Creditable Performance Specification

Specification:	Bill Cycle Re-Run Timeliness

Definition:	The measurement will be from the time the Customer provides authorization back-out of the cycle through to complete billed invoice per the steps identified below: [**]

CPS Formula:	[**]

Wholesale Measurement Period:

Each Bill Cycle Re-Run authorized. CPS applied on per cycle basis dependent upon the number of subscribers within the cycle.

If no Bill Cycle Re-Run is conducted during this measurement period the associated [**]% individual CPS will be added to Bill Cycle Timeliness for that measurement period.

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**]

2.4.2.	CPS Measures

2.4.2.1.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

[**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.4.2.2.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.2.3.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

2.4.2.4.	For Invoice creation Re-Runs for MVNOs with [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.2.5.	For Invoice creation Re-Runs for MVNOs with [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.2.6.	For Invoice creation Re-Runs for MVNOs with [**]

[**].

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

3.	Interfaces

3.1.	Key Interfaces Timeliness

3.1.1.	Creditable Performance Specification

Specification:	Key Interfaces Timeliness

Definition:	Measurement of Amdocs’ ability to complete Key Interface functions by the times outlined below. Times reflect completion times and are Monday – Friday, unless otherwise noted. [**]

Key Interfaces	Times	Weekend Times
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

The objectives for the EOD for NDW is as stated above; provided, however, that the parties agree that the target time for Amdocs completion of the [**].

CPS Formula:	Key Interface Timeliness will be calculated based on the total number of minutes exceeding the target times above for the Key Interfaces, during the Measurement Period.

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Continuous

Special Exclusions:	N/A

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

3.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

4.	API Availability

4.1.	API Availability

See Annex A for definition and calculation.

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

5.	API Response Time

5.1.	API Response Time

5.1.1.	Creditable Performance Specification

Specification:	Application Program Interface (API) Response Time

Definition:	[**] This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Calendar Month

Data Source:	Amdocs

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.1.2.	Grace Period

[**].

5.1.3.	CPS Measures

[**]
Web Service API	[**]	[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

[**]
Web Service API	[**]	[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]			[**]
[**]	[**]			[**]
[**]	[**]			[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]			[**]
[**]	[**]		[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

5.1.4.	CPS Measures for High Performing APIs [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

5.1.5.	CPS Measures for API [**]

Individual CPS BGYR State	[**]
	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

5.1.6.	CPS Measures for API [**]

Individual CPS BGYR State	[**]
	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

6.	APRM

6.1.	APRM Availability

Specification:	APRM Availability

Definition:	Available hours: [**]. All times are in US Central Time Zone. Amdocs required maintenance windows [**]. See Annex A for definition and calculation.

6.2.	APRM Service Interruption

Definition:	Available hours: [**] All times are in US Central Time Zone. Amdocs required maintenance windows [**]. See Annex A for definition and calculation.

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

7.	Defect and Repair

7.1.	Time to Repair

7.1.1.	Creditable Performance Specification

Specification:	Time to Repair

Definition:

Amdocs’ unencumbered time to repair each Issue during the Measurement Period. The measurement time for this CPS begins when an Issue is received through the Amdocs ticketing system interface and acknowledged by a system-generated auto reply to the submission. The measurement time ends when the repair is implemented or, if earlier (in the case of Product Defects), scheduled in accordance with the parties’ joint consent, for implementation in production. [**].

Amdocs and Sprint shall jointly agree to reprioritize incidents for CPS measurement if the initial priority is not reflective of the established guidelines in the Definitions of this Schedule C1-Whl.

Ticket System Mapping

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

PS Formula:	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.1.2.	Time to Repair CPS

[**]

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

For the avoidance of doubt, [**].

7.2.	Defect Quantity and Severity

7.2.1.	Creditable Performance Specification

Specification:	Defect Quantity and Severity

Definition:

The quantity and severity of Issues discovered in the Customized Product and Amdocs Services during ongoing operations where a ticket has been submitted via the ticketing interface.

[**]

Wholesale Defect Quantity calculation includes both Product and Service Defects.

28	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.2.2.	[**] CPS Measures

Individual CPS BGYR State	[**] by Priority Level
	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

29	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

8.	Table Refresh Performance

8.1.	Table Refresh Schedule and Accuracy

8.1.1.	Creditable Performance Specification

Specification:	Table Refresh Schedule and Accuracy

Definition:

1.      Percentage of production reference tickets that are completed within Table Level CPS (see chart).

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

8.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

30	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

[**]Table

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]
[**]	[**]
[**]	[**]
[**]	[**]

Schedule Table

Table Area	Table Name	Days to Complete the Update Request
[**]	[**]	[**]
[**]	[**]	[**]

31	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

9.	Provisioning Timeliness and Accuracy

9.1.	Provisioning Availability

The monthly scoring for provisioning Availability will be carried over from postpaid Schedule C1-Ret monthly reporting.

9.2.	Provisioning Online Service Interruption

The monthly scoring for provisioning online Service Interruption will be carried over from postpaid Schedule C1-Ret monthly reporting.

9.3.	Provisioning Time

The monthly scoring for provisioning online Service Interruption will be carried over from postpaid Schedule C1-Ret monthly reporting.

9.4.	Provisioning Success Percentage

The monthly scoring for Provisioning Success Percentage will be carried over from postpaid Schedule C1-Ret monthly reporting.

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

10.	Disaster Recovery

10.1.	Disaster Recovery

10.1.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover online system in an event of a disaster based on the following.

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Measurement Calculation	[**]

Formula:	[**]

Measurement Period:	Each

Data Source:	Amdocs Disaster Recovery logs

Frequency of Collection:	Throughout Disaster Recovery

Special Exclusions:	N/A

10.1.2.	CPS Measures

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

11.	Wholesale New Customer Implementation Timeliness

11.1.	New MVNO Implementation Timeliness

11.1.1.	Creditable Performance Specifications

Specification:	New MVNO Implementation Timeliness

Definition:	The elapsed time number of days to implement and activate each new Reseller using existing system functionality, beginning with Sprint notification to Amdocs and delivery of all required information to Amdocs.

CPS Formula:	Total elapsed time.

Measurement Period:	Each new Reseller being implemented.

Data Source:	Billing

Frequency of Collection:	As required

Special Exclusions:	[**]

11.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

12.	Wholesale Reseller Conversion Implementation

12.1.1.	Wholesale Creditable Performance Specification

Specification:	Reseller Conversion Implementation

Definition:	Reseller Conversion Implementation CPS measures Amdocs time to convert a Reseller to the Wholesale platform. Conversion times are based on the requirement to limit the conversion lock window to a total of [**] and takes Sprint’s activities into consideration.

CPS Formula:	[**]

Measurement Period:	Per conversion reported monthly

Data Source:	Amdocs tracking tools

Frequency of Collection:	Per conversion

Special Exclusions:	[**]

12.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

35	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C1-WHL

WHOLESALE

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

ANNEX A

36	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

1.	Online Availability

1.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	Availability Times

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.3.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	37	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.	Online Service Interruption

2.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	38	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C1-WHL

WHOLESALE

KEY PERFORMANCE INDICATORS (KPIS)

ANNEX B

Amdocs	39	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

1.	CDR Message Rating Time

1.1.	Key Performance Indicator

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	KPI Measures

Set forth below is a chart [**].

KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	40	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

2.	API Service Interruption

2.1.	API Service Interruption

See Annex A for definition and calculation.

Amdocs	41	SLA Management

Schedule C1-WHL Wholesale Creditable Performance Specifications (CPS)

3.	Wholesale GoldenGate Response Time

3.1.	Key Performance Indicator

Specification:	Wholesale GoldenGate Response Time

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.2.	KPI Measures

Each Measurement Period, Amdocs shall summarize the average response time for the Wholesale trail files delivered to Sprint.

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	42	SLA Management

Schedule C2-Pre

Prepaid Creditable Performance Specifications (CPS)

[EFFECTIVE AS OF JANUARY 1, 2014]

Document Number:	document_center\0

Creation Date:	September XX, 2012

Author:	Amdocs Service Level Management Team & Sprint Vendor Management Team

Last Edit Date:	October 1, 2012

File Name:	Sprint_Amdocs_Schedule C2_Prepaid_FINAL

Implementation Date:

Sprint Sign-off Date:

Amdocs Sign-off Date:

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Amdocs Sprint Schedule C2-Pre

Scope – PrePaid Creditable Performance

Specifications (CPS)

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT. ANY REFERENCE TO SCHEDULE C HEREIN UNLESS OTHERWISE SPECIFIED MEANS SCHEDULE C2-Pre.

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AMDOCS SPRINT SCHEDULE C2-PRE SCOPE – PREPAID

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

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1.	Scope

1.1.	Scope

Amdocs will measure and report its performance on the Creditable Performance Specifications (“CPS”) and Key Performance Indicators (“KPI”) set forth below, and each CPS is ranked “High”, “Medium” or “Low” based on the level of criticality to Sprint (the “Criticality Levels”).

1.1.1.	CPS s and KPIs

Number	Creditable Performance Specification	Criticality Level
Customer Services
1	[**]	[**]
2	[**]	[**]
3	[**]	[**]
4	[**]	[**]
[**]
Annex A	[**]	[**]
Annex B	[**]	[**]

1.2.	Measurement Structure

Each CPS shall be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual CPS BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**]. Also, on a monthly basis, an overall CPS score (the “Overall CPS Score”) will be determined by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score.

1.2.1.	Overall CPS Score

Individual CPS BGYR State	Critical Level
	High	Medium	Low
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**]

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1.3.	Grace Periods

The Parties have agreed that for certain specified time periods based on calendar days (each a “Grace Period”) Amdocs’ obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the “Suspended CPS”) upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs’ ability to perform the Services in accordance with the CPS (“CPS Suspension Events”). [**].

1.3.1.	CPS Suspension Events

No.	Suspension Event	Grace Period	Suspended CPS
1.	[**]	[**]	[**]
2.	[**]	[**]	[**]
3.	[**]	[**]	[**]
4.	[**]	[**]	[**]

[**]

1.4.	[**]

Set forth below is a table [**]

1.4.1.	Table 1.4.1

[**]	[**]
	[**]	[**]

High	[**]	[**]

Medium	[**]	[**]

Low	[**]	[**]

[**].

1.4.2.	Table 1.4.2

[**]
[**]	[**]

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1.4.3.	Table 1.4.3

High Criticality CPS	[**]

BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Medium Criticality CPS	[**]

BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Low Criticality CPS	[**]

BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**].

1.4.4.	[**]

[**]	[**]	[**]

High	[**]	[**]

Medium	[**]	[**]

Low	[**]	[**]

[**] in the chart below:

1.4.5.	Aggregated Net Amount for all CPSs

[**]
	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

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1.4.5.1.	Quarterly Bonus Cap:

The total sum of bonus for Postpaid, Prepaid and Wholesale platforms during any calendar quarter will be capped at $[**] (the “Quarterly Bonus Cap”).

If the sum of bonus for the Postpaid, Prepaid and Wholesale platforms exceeds $[**] during any quarter, the total quarterly bonus will be adjusted downwards to the Quarterly Bonus Cap.

Each quarter will be evaluated independently and the quarterly bonuses, after applying the Quarterly Bonus Cap, will be added to calculate the maximum annual bonus (the “Total Adjusted Quarterly Accrual”). In the event that the Total Adjusted Quarterly Accrual:

a.	is higher than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

b.	is equal to or lower than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

Sample Calculation:

For avoidance of doubt and as an example, if the sum of bonus for the Postpaid, Prepaid and Wholesale platforms is less than or equal to $[**] during any quarter, then [**]

There will be [**] Quarterly Bonus Cap for [**]

The total annual bonus payout for a given platform will be equal to the Total Adjusted Quarterly Accruals for each respective platform up to a limit of $[**] for Postpaid, $[**] for Prepaid and $[**] for Wholesale, “Annual Bonus Cap”, as a total.

The annual accrued bonus ceiling ([**]) mechanism will remain per section 1.4.5.2 in this Schedule C2-Post.

Sample table 1: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total
Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]				[**]
Q1	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Annual Bonus	[**]				[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

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Sample table 2: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total
Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q1	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Annual Bonus	[**]				[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

6	SLA Management

1.4.5.2.	[**]:

The [**] is a $[**] annual ceiling for both Postpaid and Prepaid platforms is not to be considered as additive to the [**]. The [**] is a mechanism designed to limit the amount of [**] that can be netted against subsequent [**] due to Sprint by Amdocs during the calendar year, as illustrated in the table below. The [**] (Column C) which is limited to the [**] will be reported on the monthly CPS Report, as defined in Section 1.5 of this Schedule. All [**] amounts earned, including the $[**] for Postpaid and $[**] for Prepaid that fall within the [**] will be taken into account to determine if the [**] has been reached, as illustrated in the table below. The [**] (column C of example) does not carry over into the coming calendar year and is not eligible to be used for offset of [**] in the subsequent calendar year.

[**] Example: The following table includes an example that illustrates application of the [**]. The example used here assumes that Amdocs achieves [**]; after [**] of [**], Amdocs again achieves [**] from [**], (column B). Amdocs reaches the annual maximum $[**] for Postpaid and $[**] for Prepaid during the month of [**].

The [**] is a $[**] annual ceiling for both Postpaid and Prepaid. In the example, that maximum is reached in the months of [**] (as shown in column C). The [**] (column C) is adjusted downward in months during which the [**] amount (column B) is negative as a result of a [**] associated with a [**] of Amdocs’ service performance during the months of [**]. The amount payable to either Amdocs or Sprint is reflected in column E as prescribed in this section 1.4.5.2.

A	B	C	D	E
Month	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]
Jan-2014	[**]	[**]		[**]
Feb-2014	[**]	[**]		[**]
Mar-2014	[**]	[**]	[**]	[**]
Apr-2014	[**]	[**]		[**]
May-2014	[**]	[**]		[**]
Jun-2014	[**]	[**]	[**]	[**]
Jul-2014	[**]	[**]		[**]
Aug-2014	[**]	[**]		[**]
Sep-2014	[**]	[**]	[**]	[**]
Oct-2014	[**]	[**]		[**]
Nov-2014	[**]	[**]		[**]
Dec-2014	[**]	[**]	[**]	[**]
[**]
Jan-2015	[**]	[**]		[**]

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In the event the [**] (see Section 1.4.5) is obtained within the calendar year, the following payment mechanism will be initiated:

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.5.	Monthly CPS Report

On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the “Monthly CPS Report”): (i) Amdocs’ quantitative performance for each CPS & KPI; (ii) each Individual CPS & KPI BGYR State and the Overall CPS & KPI Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS & KPI where the Individual CPS & KPI BGYR State was not “Blue” or “Green” during the preceding month; and (vi) trend or statistical analysis with respect to each CPS & KPI as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] of the following month and the Final Monthly CPS Report shall be due on the [**] of the following month. The Monthly CPS Report, delivered on the [**] of the following month, will include each CPS/KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

1.6.	Creditable Performance Specification Review and Change Process

CPSs are subject to review on the following occasions throughout the Term:

•	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs’ performance with respect to the CPS. At a minimum, the [**] review will include:

•	[**] review of the [**];

•

[**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C2-Pre [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS’ will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

•

Sprint may request to include a new CPS(s) or an Associated Measure(s) to Schedule C2-Pre on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

Exclusion/inclusion process: Within the measurement period any change to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team in a manner that allows for timely delivery of reports and the availability of applicable research data. The exclusion is then documented in the “SLA Exclusion

8	SLA Management

List” spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue, exclusion resolution, approver’s name and approval date. Inclusions are tracked via the ticketing process. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Exclusion List” or the inclusion ticket and the appropriate actions are taken, if needed. If the approved exclusion or inclusion results in a change to the Performance Credit or Bonus then parties will mutually agree to republish or restate the monthly CPS reports.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to the appropriate Senior Management Teams prior to becoming effective.

1.7.	Definitions

Term	Description/Definition
AAM	Amdocs Activation Manager - Amdocs service delivery provisioning platform. AAM provisions services in to the Network Elements for CDMA 2G, CDMA 3G, CDMA 4G, and some iDEN services.

[**]	[**]

[**]	[**]

Amdocs	Has the meaning set forth in the Agreement.

[**]	[**]

[**]	[**]

APRM	Amdocs Partner Relationship Management - Amdocs product that provides settlement capabilities for third party content providers

[**]	[**]

[**]	[**]

AR	Accounts Receivable

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

BAPD	A type of packet data

BGYR	Describes the BGYR (Blue, Green, Yellow, and Red) State for each Creditable Performance Specification for purposes of monthly scoring.

[**]	[**]

[**]	[**]

[**]	Has the meaning set forth in the Measurement Structure section of this Schedule C2-Pre.

[**]	[**]

Business Hours	Business Hours are defined as 9:00am to 5:00pm CT, Monday through Friday.

[**]	[**]

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[**]

The transactions, with respect to each [**], to be measured in calculating the [**]. In addition, every [**] during the Term Sprint [**] it determines relate to any [**] as mutually agreed between the parties and implemented. Set forth below are the [**] (beneath the [**] to which they relate):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted.

CDMA	Code Division Multiple Access. A multiple access scheme for digital radio, to send voice, data and signaling data (such as a dialed telephone number) between mobile telephones and cell sites.

[**]	[**]
[**]	[**]
[**]	[**]

CM	Customer Management CM is the generic name for the Enabler product set - it is comparable to CSM in Ensemble and houses customer information.

[**]	[**]
[**]	[**]

CPS	Creditable Performance Specification has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

CSV	Comma separate value

Customer Down	Customer (Account/BAN/Subscriber/potential Subscriber) is out of service and the customer down flag is set to yes.

Customer Impaired	Customer (Account/BAN/Subscriber/potential Subscriber) is functional but features of the account are not working and the customer impaired flag is set to yes.

Customized Product	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

Day	Calendar day.

[**] Duplicate Ticket

[**]

Duplicate Tickets are those tickets that are for the exact same issue as an open ticket already sent to Amdocs. This includes the same problem or incident, day and time, PTN or Account.

Duplicate tickets received by Amdocs will have the Service Manager number of the ticket that is being duplicated added in the ticket notes in Amdocs ticketing system. The ticket will be updated in Amdocs ticketing system to be a Sprint problem source, with a problem reason as Customer Duplicate, and will be sent back to Sprint via Service Manager.

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[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

ePIN	Electronic on demand voucher.

[**]	[**]

FID	Field Identifier: A USOC and ISDN SPID term. FID is widely used in the Telco business related to USOCs (Universal Service Ordering Codes). The purpose of USOCs is to define a customer’s service and equipment. FIDs are used to describe more detailed and specific attributes of those USOCs. For example, the USOC for Remote Call Forwarding - RCD - will have a FID associated with it specifying the telephone number that calls will be forward to.

FR	Formatter and Rating manipulates incoming internal event format to address specific business needs per message type.

FRD	File Registration Daemon, responsible for picking-up files from file system and registering them in Audit and Control database so that CDR daemon can process these files. Daemon handles input files from external vendors for offline charging, auto recycling of failed events and EMS files.

GE	Greater than or equal to.

GL	General Ledger main accounting record of the business which uses double entry bookkeeping.

GSM	Global System for Mobile Communications originally (Groupe Spécial Mobile), is a standard set developed by the European Telecommunications Standards Institute (ETSI) to describe technologies for second generation (or “2G”) digital cellular networks.

GT	Greater than.

[**]	[**]

Hotline	A feature that is a point-to-point communications link which redirects an outgoing call automatically to a preselected destination without additional action by the user. For example, a Hotline can be applied for routing calls to collections, fraud, address verification, new activations, etc.

iCare	iCare is the Sprint customer relationship management system that provides a holistic view and maintenance of each customer in real time. iCare allows customer-facing employees in such areas as customer/Care support, sales, and marketing to make quick yet informed decisions on everything from customer maintenance, cross-selling and upselling opportunities that target customer satisfaction and marketing strategies.

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iDen	A wireless technology developed by Motorola, Integrated Dispatch Enhanced Network (iDEN) operates in the 800 MHz, 900 MHz and 1.5 GHz radio bands. iDEN is a digital technology using a combination of VSELP (Vector Sum Excited Linear Prediction) and 16QAM (Quadrature Amplitude Modulation) over frequency channels of 25 KHz. Through a single proprietary handset, iDEN supports voice in the form of both dispatch radio and PSTN interconnection, numeric paging, SMS for test, data, and fax transmission.
IM	Instant messaging.

Impact Assessment Document (IA)	“Impact Assessment Document” or “IA” means the detailed requirements for the CR of the Customized Product developed by Amdocs and reviewed by Sprint during sessions as agreed to by the Parties.

Individual CPS BGYR State	Has the meaning set forth in this Schedule C2-Pre in the Individual CPS Monthly Scoring Matrix section.

[**]	[**]

Issue	Any trouble, fault or defect related to the Customized Product or the delivery of the Services.

[**]	[**]
[**]	[**]

[**]	[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

[**]	[**]

KPI	Key Performance Indicator: KPI is an operational performance metric having no financial impact in the Service Level Agreement.

[**]	[**]
[**]	[**]

LCA	Local Calling Area: Geographic area in a service provider’s market in which the service provider can charge local call rates or provide the service for free.

LDC	Long Duration Call: call whose duration is longer than two consecutive midnights

LE	Less than or equal to.

LT	Less than.

[**]	[**]
[**]	[**]

12	SLA Management

[**]	[**]
[**]	[**]
[**]	[**]

MRC	Monthly Recurring Charge are charges that occur monthly.

[**]	[**]

NDW	Nextel Data Warehouse Repository of Sprint Customer Data used to facilitate reporting and analysis.

Net Amount	Has the meaning set forth in the Performance Credits and Bonuses ( of this Schedule C2-Pre).

[**]	[**]
[**]	[**]

Non-KBF	Non-Key Business Function: any iCare Business Function not defined as a Key Business Function (KBF).

OCA	Outside Collection Agency -These agencies specialize in collecting post write-off debt. They collect under their own name for debt incurred with Sprint.

[**]	[**]

OLAP	On line analytical processing which is the process used to load a database with data that is used specifically for analysis by the customer.

Order Management	Includes but is not limited to FDT, VAD and SNAP applications

Outage	[**]

[**]	[**]

Overall CPS Score	Has the meaning set forth in the Individual CPS Monthly Scoring Matrix of this Schedule C2-Pre.

[**]	[**]

Party	Has the meaning set forth in the Agreement.

Performance Credit	Has the meaning set forth in the Performance Credits and Bonuses of this Schedule C2-Pre.

PIN	Personal Identification Number.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

13	SLA Management

Priority Level

The severity designation assigned to an Issue to reflect the business impact of that particular Issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

Postpaid Priority Level Definitions:

Priority 1 (P1):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Priority 2 (P2):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Priority 3 (P3):

[**]

Priority 1:

[**]

Priority 2:

[**]

Priority 3:

[**]

[**]	[**]
[**]	[**]

Production Environment	Has the meaning set forth in the Agreement.

[**]	[**]

PTT	Push to talk.

PTV	Push to view.

Q0	Q0 (queue zero) is defined as the entry point for data entering the Amdocs provisioning system.

[**]	[**]

RB	Rating and Balancing the online rating component which rates real time events, manages subscriber balance, manages sessions for usage events, generates usage records for storage in the usage database and triggers actions configured for different balance thresholds.

RC	Recurring Charge recurring charge is an expense that is not usage dependent and is applied to subscriber invoices on a periodic basis.

14	SLA Management

Related Ticket

Related Tickets are those tickets received by Amdocs that may originate from the same issue or defect, but are for a different day and time, or for a different PTN or Account. The issue is related to an existing ticket defined as a Master ticket, but the impact is to another account or PTN or has occurred on a different day or time. Amdocs will update the ticket as Related.

The ticket will be officially tied to a Master ticket that already exists in the system. If the group of tickets is identified as an Amdocs problem source, then both the Master ticket and all Related tickets will have the same SLA delivery target. The Amdocs ticketing system will automatically update Related tickets with the SLA delivery target existing in the Master. Related tickets will be excluded from the Defect Quantity SLA counts, and will be included and counted individually for the Time to Repair SLA requirements. Although Related tickets are excluded from the Defect Quantity SLA count, the Master ticket to which they are associated will be included in the Defect Quantity SLA count.

RPL	Replenishment is the process of adding funds to prepaid accounts using methods such as charging, voucher, credit card and direct debit.

[**]	[**]

Release	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Service Manager	Ticketing system used to log, track and close internal Sprint Issues, including but not limited to those relating to, or involving, the Customized Product. Service Manager interfaces with the Amdocs’ ticketing system.

[**]	[**]

SMS	A means to send or receive short alphanumeric messages to or from mobile telephones.

SNAP	Sprint Nextel Activation Portal- An application that functions as a scalable thin-client desktop application to provide users in Third Party Retail Stores with the ability to conduct online account setup (including credit evaluation), activation, and maintenance capabilities for Sprint Nextel consumer and business customers.

Soc	Service Order Code - An identifier that provides the customer with features in addition to the ones purchased as part of the Price Plan. It may or may not incur a charge. (e.g. Customer purchases a SOC that contains Call Forwarding, Call Waiting, and 3-way calling - these features are bundled into one SOC that the CSR adds onto the subscriber - 1 SOC activates all 3 features on the subscriber).

[**]	[**]
[**]	[**]

Sprint	Has the meaning set forth in the Agreement.

[**]	[**]

15	SLA Management

Steering Committee	Has the meaning set forth in the Agreement.

Sub-Functions	Any module in the Customized Product.

Subscriber(s)	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TAP	Transferred account procedure (TAP) is a standard billing format that is primarily used for Global System for Mobile (GSM) cellular and personal communications systems (PCS).

[**]	[**]

Term	Has the meaning set forth in the Agreement.

Third Party	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TPG	Trading Partner Gateway. The EAI layer at Sprint which is responsible for the file transfer delivery service between many entities/application and also with external vendors.

[**]	[**]

UAT	User Acceptance Testing- (UAT) is a process to obtain confirmation by Sprint through trial or review, that system modifications or additions meet mutually agreed-upon requirements.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

VM	Voucher Management is an application for creating and maintaining monetary vouchers for use in replenishment.

WAP	Wireless Application Protocol.

[**]	[**]
[**]	[**]
[**]	[**]

XML	The Extensible Markup Language (XML) is a general-purpose specification for creating custom markup

16	SLA Management

1.8.	[**]

Certain CPS/KPI definitions include more than one Associated Measure to determine the composite score for the CPS/KPI. It is therefore necessary to merge the results from the Associated Measure in order to determine the score for an individual CPS/KPI for the Measurement Period. [**].

White score CPS: There are circumstances when a CPS/KPI or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where an Associated Measure is not to be included, the color will be set to White. [**].

1.8.1.	[**]

Set forth below is a chart [**].

BGYR	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

1.8.2.	Prepaid Associated Measurement Chart

Prepaid – Billing			CPS Percentage
[**]			[**]
[**]			[**]
[**]			[**]
[**]			[**]
[**]			[**]
[**]	[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]	[**]
	[**]	[**]
	[**]	[**]

		Total:	[**]

Prepaid – Replenishments	CPS Percentage
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Total:	[**]

17	SLA Management

Prepaid – Care	CPS Percentage
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Total:	[**]

Prepaid – Other	CPS Percentage
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Total:	[**]

[**].

18	SLA Management

1.8.3.	Individual CPS BGYR Chart

BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Sample Calculation

Step 1: Calculate [**] for each [**].

[**]

Step 2: Calculate the [**].

[**].

Computing the [**] (Rounding): [**]. Where applicable, [**] will be used [**], unless otherwise specified [**].

1.8.4.	Sample Calculation

Using the [**] the following [**].

Individual CPS BGYR State	Production Environment
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

1.8.5.	Sample Calculation – Response Time Buckets

Response time calculations using the time category bucket method of scoring will be calculated as described in this section. [**].

Sample Scoring Table

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

19	SLA Management

Sample scoring using the BGYR chart above:

1)	If during the measurement period [**]% of transactions completed within [**] (Blue) and [**]% completed within [**] (Blue) the overall score would be Blue.

2)	If [**]% of transactions completed within [**] (Green) and [**]% completed within [**] (Green), but [**]% completed within [**] (Yellow). The overall score would be Yellow.

For the avoidance of doubt, in order to score Blue, a minimum of [**]% of transactions must complete within [**] and [**]% within [**]. To score Green, a minimum of [**]% must complete within [**]% within [**], and [**]% within [**]. To score Yellow, a minimum of [**]% of transactions must complete within [**]% within [**], and [**]% within [**]. If [**]% or more of the transactions exceed [**], then the score will be Red.

20	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

SCHEDULE C2-PRE PREPAID SERVICE LEVELS CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

21	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	Prepaid Billing Online Charging

1.1.	Real Time Balancing Charging Availability

Manage real-time charging and account balances.

1.2.	Authentication and Authorization System Availability

The Authentication and Authorization System performs real-time authentication and authorization prior to all billable sessions supported by the real-time charging platform.

1.2.1.	Creditable Performance Specification

Definition and calculation are located in Annex A.

1.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

1.3.	Real Time Balancing Charging Online Service Interruption

Manage real-time charging and account balances.

Definition and calculation are located in Annex A.

1.4.	Authentication and Authorization System Online Service Interruption

The Authentication and Authorization System performs real-time authentication and authorization prior to all billable sessions supported by the real-time charging platform.

Definition and calculation are located in Annex A.

22	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	Prepaid Billing Offline Rating Timeliness – PTT and PTV

2.1.	Offline Rating Timeliness – PTT and PTV

2.1.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Offline Events (PTT and PTV)

Definition:	Measures PTT and PTV, events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	The percentage of transaction events that are completed within [**] of the transaction arriving on the Amdocs server from the TPG (Trading Partner Gateway).

Frequency of Collection:	Continuous

Special Exclusions:	[**]

2.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

23	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	Prepaid Billing Real Time Event Timeliness – Voice, Messaging, and Data

3.1.	Real Time Event Timeliness – Voice

3.1.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Voice

Definition:

Measures Voice events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

• Initial reserve unit requests

• Intermediate reserve unit requests

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.2.	Real Time Event Timeliness – Messaging

3.2.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Messaging

Definition:

Measures Messaging events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

•      Initial reserve unit requests

•      Intermediate reserve unit requests

24	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.3.	Real Time Event Timeliness – Data

3.3.1.	Creditable Performance Specification

Specification:	Real Time Event Transaction Timeliness – Data

Definition:

Measures Data events that are subject to real time event processing. Any new usage types added will be negotiated prior to implementing into production. These events are:

• Initial reserve unit requests

• Intermediate reserve unit requests

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

3.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

25	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	Prepaid Billing Real Time Rating Timeliness – Voice, Messaging, and Data

4.1.	Real Time Rating Timeliness – Voice

4.1.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Voice

Definition:	Measures Voice events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

4.2.	Real Time Rating Timeliness – Messaging

4.2.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Messaging

Definition:	Measures Messaging events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

26	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.3.	Real Time Rating Timeliness – Data

4.3.1.	Creditable Performance Specification

Specification:	Real Time Rating Transaction Timeliness – Data

Definition:	Measures Data events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production. The time allowed following the final debit unit request to decrement the actual usage from the balance.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

4.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

27	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	Prepaid Billing Offline Rating Timeliness – Voice, Messaging, and Data

5.1.	Offline Rating Timeliness – Voice

5.1.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Voice

Definition:	Measures all allow-call/post-debit voice offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.2.	Offline Rating Timeliness – Messaging

5.2.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Messaging

Definition:	Measures all allow-call/post-debit messaging offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

28	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

5.3.	Offline Rating Timeliness – Data

5.3.1.	Creditable Performance Specification

Specification:	Offline Rating Transaction Timeliness – Data

Definition:	Measures all allow-call/post-debit data offline events that are subject to real time rating. Any new usage types added will be negotiated prior to implementing into production.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.3.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

29	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	Prepaid Replenishments Real Time Voucher Management and Replenishments Management

6.1.	Real Time Voucher Management Availability

Manages voucher management to include PIN creation, PIN distribution and ePin creation and retirement. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

6.2.	Real Time Replenishment Management Availability

Functionality of replenishing subscriber accounts and crediting account balances in real-time. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

6.2.1.	Creditable Performance Specification

Definition and calculation are located in Annex A.

6.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

6.3.	Real Time Voucher Management Online Service Interruptions

Manages voucher management to include PIN creation, PIN distribution and ePin creation and retirement. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation.

Definition and calculation are located in Annex A.

30	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

6.4.	Real Time Replenishment Management Online Service Interruption

Functionality of replenishing subscriber accounts and crediting account balances in real-time. Availability is [**] with the exception of [**] allowed per [**], and any Pre-Approved Exempt Maintenance for upgrades, releases, or builds where the system will be unavailable and downtime is excluded from the calculation. The definitions of upgrades, builds, and releases are located in the Agreement Section 12.1.

Definition and calculation are located in Annex A.

31	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

7.	Prepaid Replenishments

7.1.	Replenishment and Voucher Management Transaction Timeliness

7.1.1.	Creditable Performance Specification

Specification:	Replenishment and Voucher Management Transaction Timeliness

Definition:	Measures replenishment and voucher management transaction timeliness. The time is measured from the point when the system receives the replenishment or voucher transaction in the replenishment or voucher management system, until the balance has been applied to the customer’s account and the balance is available to the end user’s account.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Transaction log files

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.2.	MRC Timeliness

7.2.1.	Creditable Performance Specification

Specification:	Monthly Recurring Charging (MRC ) Timeliness

Definition:	Job Target Table

32	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

	MRC Job Name	Time Zone	Weekday and Weekend Target Time

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs Batch Stat table

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.2.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

33	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

8.	Prepaid Care

8.1.

The following Ensemble application scoring will be carried over from the Schedule C2-Post, then weighted, based on the overall weighting chart outlined in Section 1.8, Individual CPS Monthly Scoring Matrix of this Prepaid Schedule C2-Pre:

•	CSM

•	sView/iCare

8.2.	eCare (Prepaid Self Care) Availability

The Postpaid eCare Availability full outage minutes will be carried over.

Prepaid-specific partial outages will be applied to the Prepaid availability score only.

8.2.1.	Creditable Performance Specification

See Annex A for definition and calculation.

8.3.	eCare (Prepaid Self Care) Online Service Interruptions

The eCare Online Service Interruption minutes will apply only to the impacted platform. When platform impact is not determined the interruption minutes will apply to both postpaid and prepaid platforms.

8.3.1.	Creditable Performance Specification

See Annex A for definition and calculation.

8.4.	eCare Response Time (Prepaid Self Care)

8.4.1.	Creditable Performance Specification

Specification:	eCare Prepaid Response Time

Definition:

The amount of time required for a requested eCare Prepaid Transaction to be completed.

Measurement will be done for all Read or Write Prepaid transactions to the eCare databases in support of Prepaid Self Care functionality, including WEB and WAP services, and login transactions.

Response time measurements are taken on a daily basis, and results will be reported to Sprint on a monthly basis in keeping with the terms of the Agreement. Measurement points for this CPS exist between the application server and the database server, both of which reside within the Amdocs data center.

Customized Product-related transactions will be available during Customized Product online availability time.

34	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs eCare / Customized Product

Frequency of Collection:	Continuous

Special Exclusions:	[**]

35	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

8.4.2.	CPS Measures

Set forth below is a chart depicting the CPS measurements and related Individual CPS BGYR States for eCare response time.

All Prepaid eCare transactions are a part of this measurement.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

36	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

9.	Prepaid Other

9.1.	API

9.1.1.	Creditable Performance Specification

The following Ensemble application scoring will be carried over from the Schedule C2-Post, then weighted, based on the overall weighting chart outlined in Application Program Interface.

9.1.2.	Time to Repair (Prepaid Tickets)

9.1.3.	Creditable Performance Specification

Time to Repair SLA definitions and calculations are defined in Schedule C2-Post.

9.1.4.	CPS Measures

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

For the avoidance of doubt, if Amdocs does not succeed in achieving the [**]% success percentage for Priority 3 defects for the [**] delivery date, then Amdocs cannot be Blue [**] for the [**] for P3 Time to Repair.

37	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

9.2.	Defect Quantity and Severity

9.2.1.	Creditable Performance Specification

Defect Quantity and Severity SLAs and scoring criteria are defined in Schedule C2-Psot section.

Prepaid Defect Quantity calculation includes both Product and Service defects.

9.2.2.	CPS Measures

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

9.3.	Report Extract Timeliness

9.3.1.	Creditable Performance Specification

Specification:	Report Extract Timeliness

Definition:

Measurement of Amdocs’ ability to complete Report Extract functions by the times outlined below. Times reflect completion times and are measured [**], unless otherwise noted.

Report Extract Timeliness calculations and scoring criteria are defined in this Schedule C2-Pre section under Key Interfaces.

CPS Formula:	[**].

Measurement Period:	Calendar Month

Data Source:	Amdocs Batch Stat Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

9.3.2.	CPS Measures

Report Extract Table

Job Name	Job/Report Description	Frequency	Target Delivery Time M-F	Weekend

[**]	[**]	[**]	[**]	[**]

38	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Job Name	Job/Report Description	Frequency	Target Delivery Time M-F	Weekend

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]

*	Target time reflects start time of the job indicated.

9.4.	Disaster Recovery Prepaid

9.4.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover Prepaid system in the event of a disaster, based on the following.

Annual testing may follow the same guidelines or may have agreed upon testing objectives. The Service Level objectives should be mutually defined prior to test execution for proper inclusion in this measurement.

For a detailed DR plan, dependencies, and timelines refer to the master disaster recovery document.

Normal Recovery Target per Component:

[**]

Full disaster recovery will follow the recovery of the main (Postpaid) systems, with the exception of Guiding (FR), Rating (RB), and Offline Charging (FRD/CDR), which have dependencies related to the Postpaid database, and should follow Postpaid First Recovery Timeliness.

Disaster recovery SLAs, calculation, and scoring criteria are defined in this Schedule C2-Pre under Disaster Recovery section.

[**].

CPS Formula:	[**]

Measurement Period:	Each test or disaster

Data Source:	Amdocs disaster recovery logs

Frequency of Collection:	Throughout disaster recovery

Special Exclusions:	[**]

39	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

9.5.	Table Refresh Schedule and Accuracy

9.5.1.	Creditable Performance Specification

Table Refresh Schedule and Accuracy SLAs, calculation, and scoring criteria are defined in this Schedule C2-Pre under Table Refresh section.

40	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C2-PRE ANNEX A

Amdocs	41	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	Online Availability

1.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	Availability Times

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

1.3.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	42	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	Online Service Interruption

2.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Amdocs	43	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	44	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C2-PRE ANNEX B – KEY PERFORMANCE INDICATORS (KPIS)

Amdocs	45	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	[**]

3.1.1.	Key Performance Indicator

Specification:	[**]

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	None

3.1.1.	KPI Measures

During each Measurement Period, Amdocs shall deliver [**] per table below.

Individual KPI BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Amdocs	46	SLA Management

Schedule C2-Post

Postpaid Creditable Performance Specifications (CPS)

[EFFECTIVE AS OF JANUARY 1, 2014]

Document Number:	document_center\0

Creation Date:	September XX, 2012

Author:	Amdocs Service Level Management Team & Sprint Vendor Management Team

Last Edit Date:	October 1, 2012

File Name:	Sprint_Amdocs_Schedule_C2_Postpaid_FINAL

Implementation Date:

Sprint Sign-off Date:

Amdocs Sign-off Date:

1. Scope	2
1.1. Scope	2
1.1.1. CPS s and KPIs	2
1.2. Measurement Structure	2
1.2.1. Overall CPS Score	3
1.3. Grace Periods	3
1.3.1. CPS Suspension Events	3
1.4. [**]	3
1.4.1. Table 1.4.1	3
1.4.2. Table 1.4.2	4
1.4.3. Table 1.4.3	4
1.4.4. [**]	5
1.4.5. Aggregated Net Amount for all CPSs	5
1.4.5.1. Quarterly Bonus Cap:	5
The total sum of bonus for Postpaid, Prepaid and Wholesale platforms during any calendar quarter will be capped at $[**] (the “Quarterly Bonus Cap”)	5
Sample Calculation:	5
1.4.5.2. [**]:	7
1.5. Monthly CPS Report	8
1.6. Creditable Performance Specification Review and Change Process	9
1.7. Definitions	10
1.8. [**]	18
1.8.1. [**]	18
1.8.2. Postpaid Associated Measurement Chart	18
1.8.3. UAT Associated Measurement Chart	19
1.8.4. Individual CPS BGYR Chart	20
1.8.5. Sample Calculation	20
1.8.6. Sample Calculation – Response Time Buckets	20
Schedule C2-Post – Appendix I Postpaid Service Levels Creditable Performance Specifications (CPS)	22
1. CSM	23
1.1. CSM Online Availability	23
1.2. CSM Online Service Interruption	23
1.3. CSM Response Time	23
1.3.1. Creditable Performance Specification	23
1.3.2. CPS Measures	23
2. FDT (Order Management System)	25
2.1. FDT (Order Management System) Online Availability	25
2.2. FDT (Order Management System) Online Service Interruption	25
2.3. FDT (Order Management System) Response Time	25
2.3.1. Creditable Performance Specification	25
2.3.2. CPS Measures	25
2.3.2.1.	26
2.3.2.2. CPS Measures for [**] Transactions	26

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3. SNAP	27
3.1. SNAP Online Availability	27
3.2. SNAP Online Service Interruption	27
3.3. SNAP Response Time	27
3.3.1. Creditable Performance Specification	27
3.3.2. CPS Measures	28
3.3.2.1. CPS Measures for [**] Transactions	28
3.3.2.2. CPS Measures for [**] Transactions	28
4. eCare (Self Care)	29
4.1. eCare (Self Care) Availability	29
4.2. eCare Online Service Interruption	29
4.3. eCare Response Time (Self Care)	29
4.3.1. Creditable Performance Specification	29
4.3.2. CPS Measures	30
5. Wireless Manager	31
5.1. Wireless Manager Availability	31
5.2. Wireless Manager Online Service Interruption	31
5.3. Wireless Manager Response Time	31
5.3.1. Creditable Performance Specification	31
5.3.2. CPS Measures	31
6. sView	33
6.1. sView Availability	33
6.2. sView Online Service Interruption	33
6.3. sView Response Time	33
6.3.1. Creditable Performance Specification	33
6.3.2. CPS Measures	33
6.4. sView Synchronization Time	34
6.4.1. Creditable Performance Specification	34
6.4.2. CPS Measures	34
7. iCare	35
7.1. iCare Availability	35
7.2. iCare Online Service Interruption	35
7.3. iCare Response Time	35
7.3.1. Creditable Performance Specification	35
7.3.2. CPS Measures	36
7.4. iCare Synchronization Time	37
7.4.1. Creditable Performance Specification	37
7.4.2. CPS Measures	38
7.5. iCare/sView Synchronization Time	38
7.5.1. Creditable Performance Specification	38
7.5.2. CPS Measures	38
7.6. iCare Synchronization Success Rate	38
7.6.1. Creditable Performance Specification	38
7.6.2. CPS Measures	39
7.7. iCare Synchronization Retry Timeliness	39
7.7.1. Creditable Performance Specification	39
7.7.2. CPS Measures	40

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8. Billing	41
8.1. CDR File Time to Rate	41
8.1.1. Creditable Performance Specification	41
8.1.2. CPS Measures	41
8.2. Invoice Accuracy	42
8.2.1. Creditable Performance Specification	42
8.2.2. CPS Measures	42
8.3. Billable CDR Missed Quantity	42
8.3.1. Creditable Performance Specification	42
8.3.2. CPS Measures	43
9. Key Interfaces	44
9.1. Key Interfaces Timeliness	44
9.1.1. Creditable Performance Specification	44
9.1.2. CPS Measures	45
10. Application Program Interface (API)	46
10.1. API Availability	46
10.2. API Online Service Interruption	46
10.3. API Response Time	46
10.3.1. Creditable Performance Specification	46
10.3.2. CPS Measures	47
11. Defect and Repair	48
11.1. Time to Repair	48
11.1.1. Creditable Performance Specification	48
11.1.2. CPS Measures	49
11.2. Defect Quantity and Severity	49
11.2.1. Creditable Performance Specification	49
11.2.2. CPS Measures	50
12. Table Refresh Performance	51
12.1. Table Refresh Schedule and Accuracy	51
12.1.1. Creditable Performance Specification	51
12.1.2. CPS Measures	51
13. Provisioning Timeliness and Accuracy	53
13.1. Provisioning Availability	53
13.2. Provisioning Online Service Interruption	53
13.3. Provisioning Time	53
13.3.1. Creditable Performance Specification	53
13.3.2. CPS Measures	53
13.4. Provisioning Success Percentage	54
13.4.1. Creditable Performance Specification	54
13.4.2. CPS Measures	54
14. SAS	56
14.1. SAS Availability	56
14.2. SAS Online Service Interruption	56
14.3. SAS output and Reports	56
14.3.1. Creditable Performance Specification	56
14.3.2. CPS Measures	57
15. Training Environment	58

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15.1. Training Availability	58
15.1.1. Creditable Performance Specification	58
15.1.2. CPS Measures	58
15.2. Training Online Service Interruption	58
16. Disaster Recovery	59
16.1. Disaster Recovery	59
16.1.1. Creditable Performance Specification	59
16.1.2. CPS Measures	59
17. APRM	60
17.1. APRM Availability	60
17.2. APRM Online Service Interruption	60
17.3. APRM Event Processing	60
17.3.1. Creditable Performance Specification	60
17.3.2. CPS Measures	60
17.4. Remittance Cycle Timeliness	61
17.4.1. Creditable Performance Specification	61
17.4.2. CPS Measures	61
18. UAT	62
18.1. UAT E2E Environment Availability during AT, IST, and ATS Periods	62
18.1.1. Creditable Performance Specification	62
18.1.2. CPS Measures	62
18.2. UAT Standalone Environment Availability	62
18.2.1. Creditable Performance Specification	62
18.2.2. CPS Measures	63
18.3. Wholesale E2E Environment Availability during AT, IST, and ATS Periods	63
18.3.1. Creditable Performance Specification	63
18.3.2. CPS Measures	64
Amdocs Sprint Schedule C2-Post Annex A	65
1. Online Availability	66
1.1. Creditable Performance Specification	66
1.2. Availability Times	66
1.2.1. [**]
1.2.2. [**]
1.2.3. [**]
1.2.4. [**]
1.2.5. [**]
1.2.6. [**]
1.2.7. [**]
1.2.8. [**]
1.2.9. [**]
1.3. CPS Measures	66
2. Online Service Interruption	67
2.1. Creditable Performance Specification	67
2.2. CPS Measures	68
Amdocs Sprint Schedule C2-Post Annex B – Key Performance Indicators (KPIs)	69
1. EMS System Availability	70
1.1. Key Performance Indicator	70

4	SLA Management

2. EMS Timeliness	71
2.1. Key Performance Indicator	71
2.2. KPI Measures	72
3. CDR Message Rating Time	73
3.1. Key Performance Indicator	73
3.2. KPI Measures	73
4. VAD	74
4.1. VAD Availability	74
4.1.1. VAD Online Availability	74
4.2. VAD Order Processing Time	74
4.2.1. Key Performance Indicator	74
4.2.2. KPI Measures	74
5. SAS	75
5.1. SAS ID Accuracy	75
5.1.1. Key Performance Indicator	75
5.1.2. CPS Measures	75
6. Retail GoldenGate Response Time	76
6.1. Key Performance Indicator	76
6.2. KPI Measures	76
6.2.1. Associated Measurement Chart	77

5	SLA Management

Amdocs Sprint Schedule C2-Post Scope – PostPaid Creditable Performance Specifications (CPS)

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT. ANY REFERENCE TO SCHEDULE C HEREIN UNLESS OTHERWISE SPECIFIED MEANS SCHEDULE C2-Post.

1	SLA Management

1.	Scope

1.1.	Scope

Amdocs will measure and report its performance on the Creditable Performance Specifications (“CPS”) and Key Performance Indicators (“KPI”) set forth below, and each CPS is ranked “High”, “Medium” or “Low” based on the level of criticality to Sprint (the “Criticality Levels”).

1.1.1.	CPS s and KPIs

Number	Creditable Performance Specification	Criticality Level
Customer Services

1.	[**]	[**]

2.	[**]	[**]

3.	[**]	[**]

4.	[**]	[**]

5.	[**]	[**]

6.	[**]	[**]

7.	[**]	[**]

8.	[**]	[**]

9.	[**]	[**]

10	[**]	[**]

11.	[**]	[**]

12.	[**]	[**]

13.	[**]	[**]

14.	[**]	[**]

15.	[**]	[**]

16.	[**]	[**]

17.	[**]	[**]

18.	[**]	[**]

[**]

Annex A	[**]	[**]

Annex B	[**]	[**]

1.2.	Measurement Structure

Each CPS shall be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual CPS BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Depending on the specific Individual CPS

2	SLA Management

BGYR State, [**]. Also, on a monthly basis, an overall CPS score (the “Overall CPS Score”) will be determined by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score.

1.2.1.	Overall CPS Score

Individual CPS BGYR State	Critical Level
	High	Medium	Low
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

1.3.	Grace Periods

The Parties have agreed that for certain specified time periods based on calendar days (each a “Grace Period”) Amdocs’ obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the “Suspended CPS”) upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs’ ability to perform the Services in accordance with the CPS (“CPS Suspension Events”). [**].

1.3.1.	CPS Suspension Events

No.	Suspension Event	Grace Period	Suspended CPS
1.	[**]	[**]	[**]
2.	[**]	[**]	[**]
3.	[**]	[**]	[**]
4.	[**]	[**]	[**]
5.	[**]	[**]	[**]
6.	[**]	[**]	[**]
7.	[**]	[**]	[**]

[**].

1.4.	[**]

Set forth below is a table [**].

1.4.1.	Table 1.4.1

[**]	[**]
	[**]	[**]
High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

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[**].

1.4.2.	Table 1.4.2

[**]
[**]	[**]

1.4.3.	Table 1.4.3

High Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Medium Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Low Criticality CPS	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**].

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1.4.4.	[**]

[**]	[**]	[**]
High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

[**] in the chart below:

1.4.5.	Aggregated Net Amount for all CPSs

[**]
	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

1.4.5.1.	Quarterly Bonus Cap:

The total sum of bonus for Postpaid, Prepaid and Wholesale platforms during any calendar quarter will be capped at $[**] (the “Quarterly Bonus Cap”).

If the sum of bonus for the Postpaid, Prepaid and Wholesale platforms exceeds $[**] during any quarter, the total quarterly bonus will be adjusted downwards to the Quarterly Bonus Cap.

Each quarter will be evaluated independently and the quarterly bonuses, after applying the Quarterly Bonus Cap, will be added to calculate the maximum annual bonus (the “Total Adjusted Quarterly Accrual”). In the event that the Total Adjusted Quarterly Accrual:

a.	is higher than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

b.	is equal to or lower than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

Sample Calculation:

For avoidance of doubt and as an example, if the sum of bonus for the Postpaid, Prepaid and Wholesale platforms is less than or equal to $[**] during any quarter, [**] There will be [**] Quarterly Bonus Cap for [**] The total annual bonus payout for a given platform will be equal to the Total Adjusted Quarterly Accruals for each respective platform up to a limit of $[**] for Postpaid, $[**] for Prepaid and $[**] for Wholesale, “Annual Bonus Cap”, as a total.

The annual accrued bonus ceiling ([**]) mechanism will remain per section 1.4.5.2 in this Schedule C2-Post.

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Sample table 1: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total

Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q1	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Annual Bonus	[**]				[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

Sample table 2: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total

Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q1	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Annual Bonus	[**]				[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]				[**]

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1.4.5.2.	[**]:

The [**] is a $[**] annual ceiling for both Postpaid and Prepaid platforms and is not to be considered as additive to the [**]. The [**] is a mechanism designed to limit the amount of [**] that can be netted against subsequent [**] due to Sprint by Amdocs during the calendar year, as illustrated in the table below. The [**] (Column C) which is limited to the [**] will be reported on the monthly CPS Report, as defined in Section 1.5 of this Schedule. All [**] amounts earned, including the $[**] for Postpaid and $[**] for Prepaid that fall within the [**] will be taken into account to determine if the [**] has been reached, as illustrated in the table below. The [**] (column C of example) does not carry over into the coming calendar year and is not eligible to be used for offset of [**] in the subsequent calendar year.

[**] Example: The following table includes an example that illustrates application of the [**]. The example used here assumes that Amdocs achieves [**]; after [**] of [**], Amdocs again achieves [**] from [**] (column B). Amdocs reaches the annual maximum $[**] for Postpaid and $[**] for Prepaid during the month of [**].

The [**] is a $[**] annual ceiling for both Postpaid and Prepaid. In the example, that maximum is reached in the months of [**] (as shown in column C). The [**] (column C) is adjusted downward in months during which the [**] amount (column B) is negative as a result of a [**] associated with a [**] of Amdocs’ service performance during the months of [**]. The amount payable to either Amdocs or Sprint is reflected in column E as prescribed in this section 1.4.5.

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A	B	C	D	E
	[**]	[**]	[**]	[**]
Month	[**]	[**]	[**]	[**]
Jan-2014	[**]	[**]	[**]	[**]
Feb-2014	[**]	[**]	[**]	[**]
Mar-2014	[**]	[**]	[**]	[**]
Apr-2014	[**]	[**]	[**]	[**]
May-2014	[**]	[**]	[**]	[**]
Jun-2014	[**]	[**]	[**]	[**]
Jul-2014	[**]	[**]	[**]	[**]
Aug-2014	[**]	[**]	[**]	[**]
Sep-2014	[**]	[**]	[**]	[**]
Oct-2014	[**]	[**]	[**]	[**]
Nov-2014	[**]	[**]	[**]	[**]
Dec-2014	[**]	[**]	[**]	[**]
[**]
Jan-2015	[**]	[**]	[**]	[**]

In the event the [**] (see Section 1.4.5) is obtained within the calendar year, the following payment mechanism will be initiated:

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.5.	Monthly CPS Report

On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the “Monthly CPS Report”): (i) Amdocs’ quantitative performance for each CPS & KPI; (ii) each Individual CPS & KPI BGYR State and the Overall CPS & KPI Score;

8	SLA Management

(iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS & KPI where the Individual CPS & KPI BGYR State was not “Blue” or “Green” during the preceding month; and (vi) trend or statistical analysis with respect to each CPS & KPI as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] of the following month and the Final Monthly CPS Report shall be due on the [**] of the following month. The Monthly CPS Report, delivered on the [**] of the following month, will include each CPS/KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

1.6.	Creditable Performance Specification Review and Change Process

CPSs are subject to review on the following occasions throughout the Term:

•	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs’ performance with respect to the CPS. At a minimum, the [**] review will include:

•	[**] review of the [**];

•

[**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C2-Post [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS’ will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

•

Sprint may request to include a new CPS(s) or an Associated Measure(s) to Schedule C2-Post on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

Exclusion/inclusion process: Within the measurement period any change to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team in a manner that allows for timely delivery of reports and the availability of applicable research data. The exclusion is then documented in the “SLA Exclusion List” spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue, exclusion resolution, approver’s name and approval date. Inclusions are tracked via the ticketing process. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Exclusion List” or the inclusion ticket and the appropriate actions are taken, if needed. If the approved exclusion or inclusion results in a change to the Performance Credit or Bonus then parties will mutually agree to republish or restate the monthly CPS reports.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to the appropriate Senior Management Teams prior to becoming effective.

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1.7.	Definitions

Term	Description/Definition

AAM	Amdocs Activation Manager – Amdocs service delivery provisioning platform. AAM provisions services in to the Network Elements for CDMA 2G, CDMA 3G, CDMA 4G, and some iDEN services.

[**]	[**]
[**]	[**]

Amdocs	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

APRM	Amdocs Partner Relationship Management - Amdocs product that provides settlement capabilities for third party content providers

[**]	[**]
[**]	[**]

AR	Accounts Receivable

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

BAPD	A type of packet data

BGYR	Describes the BGYR (Blue, Green, Yellow, and Red) State for each Creditable Performance Specification for purposes of monthly scoring.

[**]	[**]
[**]	[**]

[**]	Has the meaning set forth in the Measurement Structure section of this Schedule C2-Post.

[**]	[**]

Business Hours	Business Hours are defined as 9:00am to 5:00pm CT, Monday through Friday.

[**]	[**]

[**]

The transactions, with respect to each [**], to be measured in calculating the [**]. In addition, every [**] during the Term Sprint [**] it determines relate to any [**] as mutually agreed between the parties and implemented. Set forth below are the [**] (beneath the [**] to which they relate):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted.

CDMA	Code Division Multiple Access. A multiple access scheme for digital radio, to send voice, data and signaling data (such as a dialed telephone number) between mobile telephones and cell sites.

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[**]	[**]
[**]	[**]
[**]	[**]

CM	Customer Management CM is the generic name for the Enabler product set - it is comparable to CSM in Ensemble and houses customer information.

[**]	[**]

[**]	[**]

CPS	Creditable Performance Specification has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

CSV	Comma separate value

Customer Down	Customer (Account/BAN/Subscriber/potential Subscriber) is out of service and the customer down flag is set to yes.

Customer Impaired	Customer (Account/BAN/Subscriber/potential Subscriber) is functional but features of the account are not working and the customer impaired flag is set to yes.

Customized Product	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

Day	Calendar day.

[**] Duplicate Ticket

[**]

Duplicate Tickets are those tickets that are for the exact same issue as an open ticket already sent to Amdocs. This includes the same problem or incident, day and time, PTN or Account.

Duplicate tickets received by Amdocs will have the Service Manager number of the ticket that is being duplicated added in the ticket notes in Amdocs ticketing system. The ticket will be updated in Amdocs ticketing system to be a Sprint problem source, with a problem reason as Customer Duplicate, and will be sent back to Sprint via Service Manager.

[**]	[**]
[**]	[**]
[**]	[**]

EMS	Error Management System (EMS) is a module of the Customized Product providing a user interface through which support personnel may correct message errors.

[**]	[**]

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ePIN	Electronic on demand voucher.

[**]	[**]

FID	Field Identifier: A USOC and ISDN SPID term. FID is widely used in the Telco business related to USOCs (Universal Service Ordering Codes). The purpose of USOCs is to define a customer's service and equipment. FIDs are used to describe more detailed and specific attributes of those USOCs. For example, the USOC for Remote Call Forwarding - RCD - will have a FID associated with it specifying the telephone number that calls will be forward to.

FR	Formatter and Rating manipulates incoming internal event format to address specific business needs per message type.

FRD	File Registration Daemon, responsible for picking-up files from file system and registering them in Audit and Control database so that CDR daemon can process these files. Daemon handles input files from external vendors for offline charging, auto recycling of failed events and EMS files.

GE	Greater than or equal to.

GL	General Ledger main accounting record of the business which uses double entry bookkeeping.

GSM	Global System for Mobile Communications originally (Groupe Spécial Mobile), is a standard set developed by the European Telecommunications Standards Institute (ETSI) to describe technologies for second generation (or "2G") digital cellular networks.

GT	Greater than.

[**]	[**]

Hotline	A feature that is a point-to-point communications link which redirects an outgoing call automatically to a preselected destination without additional action by the user. For example, a Hotline can be applied for routing calls to collections, fraud, address verification, new activations, etc.

iCare	iCare is the Sprint customer relationship management system that provides a holistic view and maintenance of each customer in real time. iCare allows customer-facing employees in such areas as customer/Care support, sales, and marketing to make quick yet informed decisions on everything from customer maintenance, cross-selling and upselling opportunities that target customer satisfaction and marketing strategies.

iDen	A wireless technology developed by Motorola, Integrated Dispatch Enhanced Network (iDEN) operates in the 800 MHz, 900 MHz and 1.5 GHz radio bands. iDEN is a digital technology using a combination of VSELP (Vector Sum Excited Linear Prediction) and 16QAM (Quadrature Amplitude Modulation) over

12	SLA Management

frequency channels of 25 KHz. Through a single proprietary handset, iDEN supports voice in the form of both dispatch radio and PSTN interconnection, numeric paging, SMS for test, data, and fax transmission.

IM	Instant messaging.

Impact Assessment Document (IA)	“Impact Assessment Document” or “IA” means the detailed requirements for the CR of the Customized Product developed by Amdocs and reviewed by Sprint during sessions as agreed to by the Parties.

Individual CPS BGYR State	Has the meaning set forth in this Schedule C2-Post in the Individual CPS Monthly Scoring Matrix section.

[**]	[**]

Issue	Any trouble, fault or defect related to the Customized Product or the delivery of the Services.

[**]	[**]
[**]	[**]

[**]	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

[**]	[**]

KPI	Key Performance Indicator: KPI is an operational performance metric having no financial impact in the Service Level Agreement.

[**]	[**]
[**]	[**]

LCA	Local Calling Area: Geographic area in a service provider's market in which the service provider can charge local call rates or provide the service for free.

LDC	Long Duration Call: call whose duration is longer than two consecutive midnights

LE	Less than or equal to.

LT	Less than.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

MRC	Monthly Recurring Charge are charges that occur monthly.

[**]	[**]

Missed CDRs	Has the meaning set forth in Appendix I under the Billable Missed CDR Quantity CPS.

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NDW	Nextel Data Warehouse Repository of Sprint Customer Data used to facilitate reporting and analysis.

Net Amount	Has the meaning set forth in the Performance Credits and Bonuses ( of this Schedule C2-Post).

[**]	[**]
[**]	[**]

Non-KBF	Non-Key Business Function: any iCare Business Function not defined as a Key Business Function (KBF).

OCA	Outside Collection Agency – These agencies specialize in collecting post write-off debt. They collect under their own name for debt incurred with Sprint.

[**]	[**]

OLAP	On line analytical processing which is the process used to load a database with data that is used specifically for analysis by the customer.

Order Management	Includes but is not limited to FDT, VAD and SNAP applications

Outage	[**]

[**]	[**]

Overall CPS Score	Has the meaning set forth in the Individual CPS Monthly Scoring Matrix of this Schedule C2-Post.

[**]	[**]

Party	Has the meaning set forth in the Agreement.

Performance Credit	Has the meaning set forth in the Performance Credits and Bonuses of this Schedule C2-Post.

PIN	Personal Identification Number.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Priority Level

The severity designation assigned to an Issue to reflect the business impact of that particular Issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

Postpaid Priority Level Definitions:

Priority 1 (P1):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

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Priority 2 (P2):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Priority 3 (P3):

[**].

Priority 1:

[**].

Priority 2:

[**].

Priority 3:

[**].

[**]	[**]
[**]	[**]

Production Environment	Has the meaning set forth in the Agreement.

[**]	[**]

PTT	Push to talk.

PTV	Push to view.

Q0	Q0 (queue zero) is defined as the entry point for data entering the Amdocs provisioning system.

[**]	[**]

RB	Rating and Balancing the online rating component which rates real time events, manages subscriber balance, manages sessions for usage events, generates usage records for storage in the usage database and triggers actions configured for different balance thresholds.

RC	Recurring Charge recurring charge is an expense that is not usage dependent and is applied to subscriber invoices on a periodic basis.

Related Ticket	Related Tickets are those tickets received by Amdocs that may originate from the same issue or defect, but are for a different day and time, or for a different PTN or Account. The issue is related to an existing ticket defined as a Master ticket, but the impact is to another account or PTN or has occurred on a different day or time. Amdocs will update the ticket as Related.

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The ticket will be officially tied to a Master ticket that already exists in the system. If the group of tickets is identified as an Amdocs problem source, then both the Master ticket and all Related tickets will have the same SLA delivery target. The Amdocs ticketing system will automatically update Related tickets with the SLA delivery target existing in the Master. Related tickets will be excluded from the Defect Quantity SLA counts, and will be included and counted individually for the Time to Repair SLA requirements. Although Related tickets are excluded from the Defect Quantity SLA count, the Master ticket to which they are associated will be included in the Defect Quantity SLA count.

RPL	Replenishment is the process of adding funds to prepaid accounts using methods such as charging, voucher, credit card and direct debit.

[**]	[**]

Release	Has the meaning set forth in the Agreement.

[**]	[**]

[**]	[**]
[**]	[**]
[**]	[**]

Service Manager	Ticketing system used to log, track and close internal Sprint Issues, including but not limited to those relating to, or involving, the Customized Product. Service Manager interfaces with the Amdocs’ ticketing system.

Service Interruption	[**]

SMS	A means to send or receive short alphanumeric messages to or from mobile telephones.

SNAP	Sprint Nextel Activation Portal – An application that functions as a scalable thin-client desktop application to provide users in Third Party Retail Stores with the ability to conduct online account setup (including credit evaluation), activation, and maintenance capabilities for Sprint Nextel consumer and business customers.

Soc	Service Order Code – An identifier that provides the customer with features in addition to the ones purchased as part of the Price Plan. It may or may not incur a charge. (e.g. Customer purchases a SOC that contains Call Forwarding, Call Waiting, and 3-way calling – these features are bundled into one SOC that the CSR adds onto the subscriber – 1 SOC activates all 3 features on the subscriber).

[**]	[**]
[**]	[**]

Sprint	Has the meaning set forth in the Agreement.

[**]	[**]

Steering Committee	Has the meaning set forth in the Agreement.

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Sub-Functions	Any module in the Customized Product.

Subscriber(s)	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TAP	Transferred account procedure (TAP) is a standard billing format that is primarily used for Global System for Mobile (GSM) cellular and personal communications systems (PCS).

[**]	[**]

Term	Has the meaning set forth in the Agreement.

[**]	[**]

Third Party	Has the meaning set forth in the Agreement.

[**]	[**]
[**]	[**]

TPG	Trading Partner Gateway. The EAI layer at Sprint which is responsible for the file transfer delivery service between many entities/application and also with external vendors.

Training Environment	As defined in Appendix I under the Training Environment CPS section of this Schedule C2-Post document.

[**]	[**]

UAT	User Acceptance Testing – (UAT) is a process to obtain confirmation by Sprint through trial or review, that system modifications or additions meet mutually agreed-upon requirements.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

VM	Voucher Management is an application for creating and maintaining monetary vouchers for use in replenishment.

WAP	Wireless Application Protocol.

[**]	[**]
[**]	[**]
[**]	[**]

XML	The Extensible Markup Language (XML) is a general-purpose specification for creating custom markup

17	SLA Management

1.8.	[**]

Certain CPS/KPI definitions include more than one Associated Measure to determine the composite score for the CPS/KPI. It is therefore necessary to merge the results from the Associated Measure in order to determine the score for an individual CPS/KPI for the Measurement Period. [**].

White score CPS: There are circumstances when a CPS/KPI or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where an Associated Measure is not to be included, the color will be set to White. [**].

1.8.1.	[**]

Set forth below is a chart [**].

BGYR	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

1.8.2.	Postpaid Associated Measurement Chart

Individual CPS	Associated Measure	CPS Percentage
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

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Individual CPS	Associated Measure	CPS Percentage
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
[**]	[**]	[**	]
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

1.8.3.	UAT Associated Measurement Chart

Individual CPS	Associated Measure	CPS Percentage
[**]	[**]	[**	]
	[**]	[**	]
	[**]	[**	]

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1.8.4.	Individual CPS BGYR Chart

BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Sample Calculation

Step 1: Calculate [**] for each [**].

[**]

Step 2: Calculate the [**]

[**] is computed [**].

Computing the [**] (Rounding): [**]. Where applicable, [**] will be used. [**], unless otherwise specified [**].

1.8.5.	Sample Calculation

Using the [**] the following [**].

Individual CPS BGYR State	Production Environment
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

1.8.6.	Sample Calculation – Response Time Buckets

Response time calculations using the time category bucket method of scoring will be calculated as described in this section. [**].

Sample Scoring Table

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

20	SLA Management

Sample scoring using the BGYR chart above:

1)	If during the measurement period [**]% of transactions completed within [**] (Blue) and [**]% completed within [**] (Blue) the overall score would be Blue.

2)	If [**]% of transactions completed within [**] (Green) and [**]% completed within [**] (Green), but [**]% completed within [**] (Yellow). The overall score would be Yellow.

For the avoidance of doubt, in order to score Blue, a minimum of [**]% of transactions must complete within [**] and [**]% within [**]. To score Green, a minimum of [**]% must complete within [**]% within [**], and [**]% within [**]. To score Yellow, a minimum of [**]% of transactions must complete within [**]% within [**], and [**]% within [**]. If [**]% or more of the transactions exceed [**], then the score will be Red.

21	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

SCHEDULE C2-POST – APPENDIX I

POSTPAID SERVICE LEVELS

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

22	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	CSM

1.1.	CSM Online Availability

See Annex A for definition and calculation.

1.2.	CSM Online Service Interruption

See Annex A for definition and calculation.

1.3.	CSM Response Time

1.3.1.	Creditable Performance Specification

Specification:	CSM Response Time

Definition:	The amount of time required for a requested CBF Transaction to be completed. This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs data collection tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]. Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.3.2.	CPS Measures

•	In each Measurement Period, Amdocs shall summarize the CSM Response Times for all CBF Transactions.

[**].

All CSM CBF Transactions are a part of this measurement.

23	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

24	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	FDT (Order Management System)

2.1.	FDT (Order Management System) Online Availability

See Annex A for definition and calculation.

2.2.	FDT (Order Management System) Online Service Interruption

See Annex A for definition and calculation.

2.3.	FDT (Order Management System) Response Time

2.3.1.	Creditable Performance Specification

Specification:	FDT Response Time

Definition:	The amount of time required for a requested FDT CBF Transaction to be completed.

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Weighting:	[**]

Data Source:	Amdocs data collection tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]. Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

2.3.2.	CPS Measures

•	For each Measurement Period, Amdocs shall summarize the FDT Response Times for all CBF Transactions.

[**].

25	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

All FDT CBF transactions will be measured.

CPS Measures for [**] Transactions

2.3.2.1.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

2.3.2.2.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

*	Transactions containing [**] will be [**] but will not [**].

26	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	SNAP

3.1.	SNAP Online Availability

See Annex A for definition and calculation.

3.2.	SNAP Online Service Interruption

See Annex A for definition and calculation.

3.3.	SNAP Response Time

3.3.1.	Creditable Performance Specification

Specification:	SNAP Response Time

Definition:	The amount of time required for a requested SNAP CBF Transaction to be completed. This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Performance Analyzer Tool

Amdocs shall not change or redesign the Performance Analyzer Tool without written approval from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment Document for future release and will be supplied to Sprint.

Weighting:	[**]

Frequency of Collection:	Continuous

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

27	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.3.2.	CPS Measures

•	For each Measurement Period, Amdocs shall summarize the SNAP Response Times for all CBF Transactions.

[**].

All SNAP CBF transactions will be measured.

3.3.2.1.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

3.3.2.2.	CPS Measures for [**] Transactions

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

28	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	eCare (Self Care)

4.1.	eCare (Self Care) Availability

See Annex A for definition and calculation.

4.2.	eCare Online Service Interruption

The eCare Online Service Interruption minutes will apply only to the impacted platform. When platform impact is not determined the interruption minutes will apply to both postpaid and prepaid platforms.

See Annex A for definition and calculation.

4.3.	eCare Response Time (Self Care)

4.3.1.	Creditable Performance Specification

Specification:	eCare Response Time

Definition:

The amount of time required for a requested eCare Transaction to be completed.

Measurement will be done for all Read or Write transactions to the eCare/Customized Product databases within the Amdocs data center only.

Response time measurements are taken on a daily basis, and results will be reported to Sprint on a monthly basis in keeping with the terms of the Agreement. Measurement points for this CPS exist between the application server and database server, both of which reside within the Amdocs data center.

Customized Product-related transactions will be available during Customized Product online availability time.

CPS Formula:	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs eCare / Customized Product

Frequency of Collection:	Continuous

Special Exclusions:	[**]

29	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measurements and related Individual CPS BGYR States for eCare Response Time.

All eCare transactions are a part of this measurement.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

30	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	Wireless Manager

5.1.	Wireless Manager Availability

See Annex A for definition and calculation.

Amdocs and Sprint agree to allow one additional hour of maintenance on the last day of each month. This is part of the normal business processes to ensure that monthly Third Party tax applications are applied to Wireless Manager. The additional hour is a Preapproved/Exempt outage and will not be charged as an outage against Amdocs.

5.2.	Wireless Manager Online Service Interruption

See Annex A for definition and calculation.

5.3.	Wireless Manager Response Time

5.3.1.	Creditable Performance Specification

Specification:	Wireless Manager Response Time

Definition:	Wireless Manager (WM) Response time will be measured between the application server and database server on a continuous basis, and reported monthly. [**].

CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Includes all WM transactions in production during the measurement.

Measurement Transaction:	Wireless Manager Performance Logs

Frequency of Collection:	Continuous (during all application availability)

Special Exclusions:	[**]

5.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for WM response time.

31	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

[**]

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

32	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	sView

6.1.	sView Availability

See Annex A for definition and calculation.

6.2.	sView Online Service Interruption

See Annex A for definition and calculation.

6.3.	sView Response Time

6.3.1.	Creditable Performance Specification

Specification:	sView Response Time

Definition:	The amount of time required for sView transactions to be completed, where such amount of time refers only to that portion of the transaction processing for which Amdocs is responsible. [**].
CPS Formula	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs sView

Frequency of Collection:	Continuous

Special Exclusions:	[**]

6.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for sView response time.

33	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

6.4.	sView Synchronization Time

6.4.1.	Creditable Performance Specification

Specification:	sView Synchronization Time

Definition:	Ensemble to sView Application database synchronization time

CPS Formula:	Average number of seconds to synchronize

Measurement Period:	Calendar Month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	N/A

6.4.2.	CPS Measures

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

34	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

7.	iCare

7.1.	iCare Availability

See Annex A for definition and calculation.

7.2.	iCare Online Service Interruption

See Annex A for definition and calculation.

7.3.	iCare Response Time

7.3.1.	Creditable Performance Specification

Specification:	iCare Response Time

Definition:

The amount of time required for iCare business functions to be completed, where such amount of time refers only to that portion of the business function processing for which Amdocs is responsible.

This CPS applies to that portion of successful and unsuccessful iCare business functions for which Amdocs is responsible. There are two associated measures that comprise overall Response Time. The KBFs will have the following weighting to achieve the overall iCare response score for the month:

	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

[**].
CPS Formula:	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar month

35	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Data Source:	Amdocs iCare

Frequency of Collection:	Continuous

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange. A total of one page was omitted.

7.3.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for iCare response time.

Single Subscriber Scoring Table:

Table: 7.3.2.1

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

Multi Subscriber Scoring Tables: Table 7.3.2.2

[**]
Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

36	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Multi Subscriber Scoring Tables: Table 7.3.2.3

[**]
Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

Multi Subscriber Scoring Tables: Table 7.3.2.4

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.4.	iCare Synchronization Time

7.4.1.	Creditable Performance Specification

Specification:	iCare Synchronization Time

Definition:	Ensemble to iCare Application database synchronization time

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

7.4.2.	CPS Measures

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.5.	iCare/sView Synchronization Time

7.5.1.	Creditable Performance Specification

Specification:	iCare/sView Synchronization Time

Definition:	Bi-direction synchronization time between iCare and sView.

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.5.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.6.	iCare Synchronization Success Rate

7.6.1.	Creditable Performance Specification

Specification:	iCare Synchronization Success Rate

Definition:	Ensemble to iCare application database synchronization success rate. The percentage of transactions that successfully synchronize between Ensemble and iCare

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Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.6.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

7.7.	iCare Synchronization Retry Timeliness

7.7.1.	Creditable Performance Specification

Specification:	iCare Synchronization Retry Timeliness

Definition:	The length of time to successfully synchronize retry transactions between Ensemble and iCare databases.

CPS Formula:	[**]

[**]

Measurement Period:	Calendar month

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

7.7.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

iCare Manual Retry example: If there are [**] transactions comprising a total of at least [**] within the measurement period, then the [**] will be scored under the greater than or equal to [**] category.

For the avoidance of doubt, the [**] will determine the score for the matrix.

40	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

8.	Billing

8.1.	CDR File Time to Rate

8.1.1.	Creditable Performance Specification

Specification:	CDR File Time to Rate

Definition:	The average time to process a CDR file from Amdocs receipt through the start of rating from [**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Acquisition and Formatting and Audit and Control Reports

Frequency of Collection:	Continuous (24 hours a day, 7 days a week)

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

8.1.2.	CPS Measures

Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for CDR File Time to Rate. The Individual CPS BGYR State shall be the least favorable BGYR State with respect to monthly performance, or with respect to transmittals missed on any given day, during the Measurement Period.

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

8.2.	Invoice Accuracy

8.2.1.	Creditable Performance Specification

Specification:	Invoice Accuracy (Accurate Invoice Quantity and Revenue Accuracy Amount)

Definition:	The percentage of correctly prepared invoices and the percentage of accurately billed revenue. [**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Billing Operations Ticketing System

Sprint shall report the following via Service Manager tickets:

•      Incorrectly prepared invoices

•      Unprepared invoices

•      Inaccurate billed amounts

•      Failure to bill amounts

This will include the calculation of any taxes.

Frequency of Collection:	During each Billing Cycle

Special Exclusions:	[**]

8.2.2.	CPS Measures

[**].

For the purpose of [**].

[**]

To avoid doubt, [**].

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

8.3.	Billable CDR Missed Quantity

8.3.1.	Creditable Performance Specification

Specification:	Billable CDR Missed Quantity

Definition:	The number of billable CDRs (CDRs with revenue attached) that were subject to processing and Billing that were not processed (“Missed CDRs”) by Amdocs.

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Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**]

8.3.2.	CPS Measures

[**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

43	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

9.	Key Interfaces

9.1.	Key Interfaces Timeliness

9.1.1.	Creditable Performance Specification

Specification:	Key Interfaces Timeliness

Definition:	Measurement of Amdocs’ ability to complete Key Interface functions by the times outlined below. Times reflect completion times and are Monday – Friday, unless otherwise noted.

	Key Interfaces	Times	Weekend Times

	[**]	[**]

	[**]	[**]

	[**]	[**]

[**]

	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]	[**]

	[**]	[**]

	[**]	[**]	[**]

[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Throughout Measurement Period

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

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Sprint Schedule C Creditable Performance Specifications (CPS)

9.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

45	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

10.	Application Program Interface (API)

10.1.	API Availability

See Annex A for definition and calculation.

10.2.	API Online Service Interruption

See Annex A for definition and calculation.

10.3.	API Response Time

10.3.1.	Creditable Performance Specification

Specification:	Application Program Interface (API) Response Time

Definition:

The amount of time required for a requested transaction to be completed when submitted [**] via API.

[**].

This CPS applies to that portion of API Successful and Unsuccessful Transactions for which Amdocs is responsible.

[**].

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs

Frequency of Collection:	Continuous

Special Exclusions:	[**].

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Sprint Schedule C Creditable Performance Specifications (CPS)

10.3.2.	CPS Measures

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

47	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

11.	Defect and Repair

11.1.	Time to Repair

11.1.1.	Creditable Performance Specification

Specification:	Time to Repair

Definition:

Amdocs’ unencumbered time to repair each Issue during the Measurement Period. The measurement time for this CPS begins when an Issue is received through the Amdocs ticketing system interface and acknowledged by a system-generated auto reply to the submission. The measurement time ends when the repair is implemented or, if earlier (in the case of Product Defects), scheduled in accordance with the parties’ joint consent, for implementation in production. [**].

[**].

Amdocs and Sprint shall jointly agree to reprioritize incidents for CPS measurement if the initial priority is not reflective of the established guidelines in the Definitions of this Schedule C2-Post.

Ticket System Mapping

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

48	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

PS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

11.1.2.	CPS Measures

[**].

Time to Repair

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**])
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

[**].

To avoid doubt, if [**].

11.2.	Defect Quantity and Severity

11.2.1.	Creditable Performance Specification

Specification:	Defect Quantity and Severity

Definition:	The quantity and severity of Issues discovered in the Customized Product and Amdocs Services during ongoing operations where a ticket has been submitted via the ticketing interface. [**].

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Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

11.2.2.	CPS Measures

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**] by Priority Level

Individual CPS BGYR State	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

50	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

12.	Table Refresh Performance

12.1.	Table Refresh Schedule and Accuracy

12.1.1.	Creditable Performance Specification

Specification:	Table Refresh Schedule and Accuracy

Definition:	Percentage of production reference tickets that are completed within Table Level CPS (see chart). [**]

	Normal Request:	Tickets submitted that meet the agreed upon schedules and type as stated in this Schedule C2-Post.
	Number of Tickets: (# of tickets)	The sum total of all tickets received from Sprint for the Measurement Period, including Fast Track, Priority List, and late submission requests.
	[**]	[**]
	[**]	[**]

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

12.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

[**] Table

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]

[**]	[**]
[**]	[**]
[**]	[**]

[**].

Schedule Table

Table Area	Table Name	Days to Complete the Update Request

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

iCare Schedule Table

Table Area	Table Name	Days to Complete the Update Request

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

52	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

13.	Provisioning Timeliness and Accuracy

13.1.	Provisioning Availability

Provisioning availability is the end-to-end availability of the provisioning environment, which includes Amdocs Activation Manager (AAM), Switch Control (SC), and iDEN Virtual Switch (IVS). [**].

See Annex A for definition and calculation.

13.2.	Provisioning Online Service Interruption

Provisioning online service interruption includes Amdocs Activation Manager (AAM), Switch Control (SC), and iDEN Virtual Switch (IVS). [**] is considered to be [**].

See Annex A for definition and calculation.

13.3.	Provisioning Time

13.3.1.	Creditable Performance Specification

Specification:	Provisioning Time

Definition:	The time required to process a Valid Provisioning Transaction.

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Switch Control Reports

Frequency of Collection:	Daily (7 days per week)

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

13.3.2.	CPS Measures

Set forth below is a chart [**].

53	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

13.4.	Provisioning Success Percentage

13.4.1.	Creditable Performance Specification

Specification:	Provisioning Success Percentage

Definition:	The percentage of Valid Provisioning and AAM Transactions that successfully process, i.e., result in the requested actions being processed by the Customized Product and made available to the network and network elements.

CPS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Calendar Month

Data Source:	Switch Control Reports

Frequency of Collection:	Continuous

Special Exclusions:

The calculation of this CPS excludes Sprint-responsible or Sprint-initiated errors.

The calculation will not include Sprint Network rejections.

Maintenance Periods – Provisioning Success Percentage measurements will not be collected when Provisioning is unavailable during agreed upon maintenance periods. When Provisioning is available during maintenance periods, Provisioning Timeliness will be collected and this CPS shall apply.

13.4.2.	CPS Measures

Set forth below is a chart [**]

54	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

55	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

14.	SAS

The SAS Corporate Account Table Response Time and SAS Response Time associated measures are not in force. Until the time these measures become applicable, the weighting will be [**]% for SAS Output and Reports, [**]% for SAS Service Interruption, and [**]% for SAS Availability.

14.1.	SAS Availability

See Annex A for definition and calculation.

14.2.	SAS Online Service Interruption

See Annex A for definition and calculation.

14.3.	SAS output and Reports

14.3.1.	Creditable Performance Specification

Specification:	SAS Output and Reports

Definition:	Measurement of Amdocs’ ability to deliver SAS Output and Reports.

	Job Name	Output or Report	Job from which Measurement will be Calculated
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

[**]

CPS Formula:	[**]

Measurement Period:	Per Month and Per Cycle

Grace Periods:	The same Bill Cycle Grace Periods shown in the Grace Period section of Schedule C2-Post (section 1.3.1) will apply to this CPS.

Data Source:	Batch Stat Table in the SLA database

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Sprint Schedule C Creditable Performance Specifications (CPS)

Frequency of Collection:	Continuous

Special Exclusions:	[**]

14.3.2.	CPS Measures

Set forth below are charts [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

57	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

15.	Training Environment

15.1.	Training Availability

15.1.1.	Creditable Performance Specification

Specification:	Training Environment

Definition:	Training Environment availability as defined in Annex A. Training Environments are not considered high availability systems.

CPS Formula:	See Annex A

Special Exclusions:	[**]

15.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

15.2.	Training Online Service Interruption

See Annex A for definition and calculation.

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Sprint Schedule C Creditable Performance Specifications (CPS)

16.	Disaster Recovery

16.1.	Disaster Recovery

16.1.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover the online system in the event of a disaster, based on the following:

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

CPS Formula:	[**].

Measurement Period:	Each

Data Source:	Amdocs Disaster Recovery logs

Frequency of Collection:	Throughout Disaster Recovery

Special Exclusions:	N/A

16.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

59	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

17.	APRM

17.1.	APRM Availability

See Annex A for definition and calculation.

17.2.	APRM Online Service Interruption

See Annex A for definition and calculation.

17.3.	APRM Event Processing

17.3.1.	Creditable Performance Specification

Specification:	APRM Event Processing

Definition:	Daily event files must be processed in less than [**]

CPS Formula:	Successful event processing days

Measurement Period:	Calendar Month

Data Source:	APRM Reports

Frequency of Collection:	Continuous

Special Exclusions:	N/A

17.3.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

17.4.	Remittance Cycle Timeliness

17.4.1.	Creditable Performance Specification

Specification:	Remittance Cycle Timeliness

Definition:	Remittance cycles must complete [**]

CPS Formula:	Remittance cycles completed on time

Measurement Period:	Calendar Month

Data Source:	APRM Reports

Frequency of Collection:	Continuous

Special Exclusions:	N/A

17.4.2.	CPS Measures

[**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

61	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

18.	UAT

18.1.	UAT E2E Environment Availability during AT, IST, and ATS Periods

18.1.1.	Creditable Performance Specification

Specification:	UAT E2E Environment Availability

Definition:	UAT E2EAT1 and E2EAT2 Environment Availability has been defined as the hours of [**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

18.1.2.	CPS Measures

Set forth below is a chart [**].

[**] – CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

18.2.	UAT Standalone Environment Availability

18.2.1.	Creditable Performance Specification

Specification:	UAT Standalone Environment Availability

Definition:	UAT Standalone Environments (AT3, AT5, AT7, and AT10) availability has been defined as the hours of [**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

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Sprint Schedule C Creditable Performance Specifications (CPS)

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

18.2.2.	CPS Measures

Set forth below is a chart [**].

[**] – CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

18.3.	Wholesale E2E Environment Availability during AT, IST, and ATS Periods

18.3.1.	Creditable Performance Specification

Specification:	Wholesale UAT E2E Environment Availability

Definition:	WSE2EAT1 and WSE2EAT2 Environment Availability has been defined as the hours of [**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

CPS Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

63	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

18.3.2.	CPS Measures

Set forth below is a chart [**].

[**] – CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

64	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C2-POST ANNEX A

Amdocs	65	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	Online Availability

1.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	Availability Times

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

1.3.	CPS Measures

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	66	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.	Online Service Interruption

2.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Amdocs	67	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	68	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

AMDOCS SPRINT SCHEDULE C2-POST ANNEX B – KEY

PERFORMANCE INDICATORS (KPIS)

Amdocs	69	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

1.	EMS System Availability

1.1.	Key Performance Indicator

Specification:	EMS System Availability

Definition:	EMS scheduled availability is [**]

KPI Formula:	[**]	[**]

Measurement Period:	Calendar Month

Data Source:	Amdocs automated management tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

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Sprint Schedule C Creditable Performance Specifications (CPS)

2.	EMS Timeliness

2.1.	Key Performance Indicator

Specification:	EMS Timeliness

Definition:	Measurement of Amdocs’ ability to complete EMS functions by the times outlined below. Times reflect completion times and are [**]:

	EMS Timeliness	Times	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

KPI Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Throughout Measurement Period

Special Exclusions:	[**]

Amdocs	71	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

2.2.	KPI Measures

Set forth below is a chart [**].

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	72	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

3.	CDR Message Rating Time

3.1.	Key Performance Indicator

Specification:	CDR Message Rating Time

Definition:	The average time to process a CDR message from the start of rating through the end of rating from [**].

KPI Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Message Acquisition and Formatting (MAF), and Audit and Control Reports

Frequency of Collection:	[**]

Special Exclusions:	[**] Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

3.2.	KPI Measures

Set forth below is a chart [**].

KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	73	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

4.	VAD

4.1.	VAD Availability

4.1.1.	VAD Online Availability

See Annex A for definition and calculation.

4.2.	VAD Order Processing Time

4.2.1.	Key Performance Indicator

Specification:	VAD Order Processing Time

Definition:	VAD timeliness is the time to process the purchase order, plus the time to process the activations information. [**].

Measurement Period:	Calendar Month

Measurement Unit:	Minutes

Data Source:	Customized Product

Frequency of Collection:	Continuous

KPI Formula:	[**]

Special Exclusions:	[**]

4.2.2.	KPI Measures

The Individual KPI BGYR State shall be the least favorable BGYR State with respect to Amdocs’ VAD (Fulfillment) Timeliness performance for all subscriber orders. Set forth below is a chart depicting the KPI measures and the related BGYR States.

[**]

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	74	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

5.	SAS

5.1.	SAS ID Accuracy

5.1.1.	Key Performance Indicator

Specification:	SAS ID Accuracy

Definition:	The percentage of correctly prepared SAS IDs during the measurement period. Outputs include XML, CSV, Wireless Manager XML, SMART CD Databases, and Consolidated Invoice (PDF). Correctly prepared outputs include: accurate billing data (data that can be compared to the paper bill where applicable), data versioning, and agreed upon naming conventions of particular outputs.

KPI Formula:	[**]

Measurement Period:	Calendar Month (Cycle 1 thru EOM activities)

Amdocs ticketing system/Amdocs Reporting Tools

Data Source:	Incorrectly prepared SAS IDs that require a fix by the vendor or Sprint, shall be reported to Amdocs via Service Manager tickets.

Frequency of Collection:	During each Billing Cycle

Special Exclusions:	[**]

5.1.2.	CPS Measures

A SAS ID with multiple errors will be counted as a single output in regards to the number of outputs in error per Measurement Period.

For the purpose of recording SAS ID accuracy impact, the error will count during the month in which it is reported. Further, the error will be reported in each subsequent month in which the error occurs, until corrected. Output accuracy reporting will remain within the calendar year boundary.

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	75	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

6.	Retail GoldenGate Response Time

6.1.	Key Performance Indicator

Specification:	Retail GoldenGate Response Time

Definition:	Amdocs ability to deliver Retail GoldenGate trail files to the Sprint GoldenGate hub servers within the times presented in Tables 8.1 and 8.2 below.

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

6.2.	KPI Measures

During each Measurement Period, Amdocs shall summarize the average response time for the Retail trail files delivered to Sprint.

Table 8.1:

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Table 8.2:

Amdocs	76	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

6.2.1.	Associated Measurement Chart

Associated Measurement	KPI Percentage
[**]	[**]
[**]	[**]
[**]	[**]

Amdocs	77	SLA Management

Sprint Schedule C Creditable Performance Specifications (CPS)

7.	[**]

7.1.1.	Key Performance Indicator

Specification:	[**]

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	None

7.1.2.	KPI Measures

During each Measurement Period, Amdocs shall deliver [**] per table below.

Individual KPI BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Amdocs	78	SLA Management

Schedule C2-WHL Wholesale

Creditable Performance

Specifications (CPS)

[Effective as of January 1, 2014]

Version 1.0

Document Number:	document_center\0

Creation Date:	September 27, 2012

Author:	Amdocs Service Level Management Team & Sprint Vendor Management Team

Last Edit Date:	October 1, 2012

File Name:	Sprint_Amdocs_Schedule_C2 Wholesale_FINAL

Implementation Date:

Sprint Sign-off Date:

Amdocs Sign-off Date:

Amdocs Sprint Schedule C2-WHL – Wholesale Creditable Performance Specifications (CPS)	1
1. Scope	2
1.1. Scope	2
1.1.1. CPSs and KPIs	2
2. Creditable Performance Specifications (CPS) Measurement Structure	1
2.1. Measurement Structure	1
2.1.1. Overall CPS Score	1
3. Wholesale Grace Periods	2
3.1. CPS Suspension Events	2
4. [**]	3
4.1. [**]	3
4.2. Aggregate Net Amount for all CPSs	4
4.3. Table 4.1	4
4.4. Table 4.2	4
4.5. Quarterly Bonus Cap	4
4.5.1. Sample Calculation	4
4.5.2. Sample table 1: (All amounts included in this table are sample only)	5
4.5.3. Sample table 2: (All amounts included in this table are sample only)	6
5. Monthly CPS Report	7
6. Creditable Performance Specification Review and Change Process	8
7. Definitions	9
8. [**]	12
8.1. Wholesale Associated Measurement Chart	12
8.1.1. [**]	13
8.1.2. Individual CPS BGYR Chart	13
8.1.3. Sample Calculation	13
Schedule C2-WHL – Wholesale Creditable Performance Specifications (CPS)	14
1. CSM	15
1.1. CSM Online Availability	15
1.2. CSM Online Service Interruption	15
1.3. CSM Response Time	15
1.3.1. Creditable Performance Specification	15
1.3.2. CPS Measures	16
2. Billing	17
2.1. CDR File Time to Rate	17
2.1.1. Creditable Performance Specification	17
2.1.2. CPS Measures	17
2.2. Revenue Accuracy	18
2.2.1. Creditable Performance Specification	18
2.2.2. CPS Measures	18
2.3. Wholesale Bill Cycle Processing	18
2.3.1. Creditable Performance Specification	18
2.3.2. Re-rating restrictions in order to meet billing timeframes:	19
2.3.3. CPS Measures	19

1	SLA Management

2.3.3.1. For Bill Cycles with [**]	19
2.3.3.2. For Bill Cycles with [**]	19
2.3.3.3. For Bill Cycles with [**]	20
2.4. Wholesale Bill Cycle Re-Run Processing	20
2.4.1. Creditable Performance Specifications	20
2.4.2. CPS Measures	20
2.4.2.1. For Billing Re-Runs with [**]	20
2.4.2.2. For Billing Re-Runs with [**]	21
2.4.2.3. For Billing Re-Runs with [**]	21
2.4.3.	21
2.4.3.1. For Invoice creation Re-Runs for MVNOs with [**]	21
2.4.3.2. For Invoice creation Re-Runs for MVNOs with [**]	21
2.4.3.3. For Invoice creation Re-Runs for MVNOs with [**]	21
3. Interfaces	22
3.1. Key Interfaces Timeliness	22
3.1.1. Creditable Performance Specification	22
3.1.2. CPS Measures	23
4. Application Program Interface (API) Availability	24
4.1. API Availability	24
5. API Response Time	25
5.1. Creditable Performance Specification	25
5.1.1. Grace Period	25
5.1.2. CPS Measures	25
5.1.3. CPS Measures for High Performing APIs [**]	27
5.1.4. CPS Measures for API [**]	27
5.1.5. CPS Measures for API [**]	27
6. APRM	28
6.1. APRM Availability	28
6.2. APRM Service Interruption	28
7. Defect and Repair	29
7.1. Time to Repair	29
7.1.1. Creditable Performance Specification	29
7.1.2. Time to Repair CPS	30
7.2. Defect Quantity and Severity	30
7.2.1. Creditable Performance Specification	30
7.2.2. Creditable Performance Specification	31
8. Table Refresh Performance	32
8.1. Table Refresh Schedule and Accuracy	32
8.1.1. Creditable Performance Specification	32
8.1.2. [**] Table	32
8.1.3. Schedule Table	34
9. Provisioning Timeliness and Accuracy	35
9.1. Provisioning Availability	35
9.2. Provisioning Online Service Interruption	35
9.3. Provisioning Time	35
9.4. Provisioning Success Percentage	35
10. Disaster Recovery	36

2	SLA Management

10.1. Disaster Recovery	36
10.1.1. Creditable Performance Specification	36
10.1.2. CPS Measures	36
11. Wholesale New Customer Implementation Timeliness	37
11.1. New MVNO Implementation Timeliness	37
11.1.1. Creditable Performance Specifications	37
12. Wholesale Reseller Conversion Implementation	39
12.1. Wholesale Creditable Performance Specifications	39
12.2. CPS Measures	40
12.2.1. Wholesale Reseller Conversion Implementation	40
Schedule C2 – Whl Wholesale Creditable Performance Specifications (CPS) Annex A	41
1. Online Availability	42
1.1. Creditable Performance Specification	42
1.2. Availability Times	42
1.2.1. [**]
1.2.2. [**]
1.2.3. [**]
1.2.4. [**]
1.3. CPS Measures	42
2. Online Service Interruption	43
2.1. Creditable Performance Specification	43
2.2. CPS Measures	43
Schedule C2-Whl Wholesale Key Performance Indicators (KPIs) Annex B	70
1. CDR Messaging Rating Time	71
1.1. Key Performance Indicator	71
1.2. KPI Measurements	72
1.3. API Service Interruption	72
1.3.1. API Service Interruption	72
1.4. Wholesale GoldenGate Response Time	72
1.4.1. Key Performance Indicator	72
1.4.2. KPI Measures	73
2. [**]	74
2.1. Key Performance Indicator	74
2.2. KPI Measures	74

3	SLA Management

AMDOCS SPRINT SCHEDULE C2-WHL – WHOLESALE

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT. ANY REFERENCE TO SCHEDULE C HEREIN UNLESS OTHERWISE SPECIFIED MEANS SCHEDULE C2-WHL.

1	SLA Management

1.	Scope

1.1.	Scope

Amdocs will measure and report its performance on the Creditable Performance Specifications (“CPS”) and Key Performance Indicators (“KPI”) set forth below, and each CPS is ranked “High”, “Medium” or “Low” based on the level of criticality to Sprint (the “Criticality Levels”):

1.1.1.	CPSs and KPIs

Number	Wholesale Creditable Performance Specification	Criticality Level
Customer Services
1.	[**]	[**]
2.	[**]	[**]
3.	[**]	[**]
4.	[**]	[**]
5.	[**]	[**]
6.	[**]	[**]
7.	[**]	[**]
8.	[**]	[**]
9.	[**]	[**]
10.	[**]	[**]
11.	[**]	[**]
12.	[**]	[**]
[**]
Annex A	[**]	[**]
Annex B	[**]	[**]

2	SLA Management

2.	Creditable Performance Specifications (CPS) Measurement Structure

2.1.	Measurement Structure

Each CPS shall be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual CPS BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**]. Also, on a monthly basis, an overall CPS score (the “Overall CPS Score”) will be determined by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score:

2.1.1.	Overall CPS Score

Individual CPS BGYR State	Critical Level
	High	Medium	Low
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

[**].

1	SLA Management

3.	Wholesale Grace Periods

The Parties have agreed that for certain specified time periods based on calendar days (each a “Wholesale Grace Period”) Amdocs’ obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the “Suspended CPS”) upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs’ ability to perform the Services in accordance with the CPS (“CPS Suspension Events”). [**]:

3.1.	CPS Suspension Events

No.	Suspension Event	Wholesale Grace Period	Suspended CPS
1.	[**]	[**]	[**]
2.	[**]	[**]	[**]
3.	[**]	[**]	[**]
4.	[**]	[**]	[**]
5.	[**]	[**]	[**]

6.	[**]	[**]	[**]
7.	[**]	[**]	[**]
8.	[**]	[**]	[**]

[**].

2	SLA Management

4.	[**]

High	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Medium	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Low	[**]
BGYR State	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Blue	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Green	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Yellow	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
Red	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Set forth below is a table [**]

4.1.	[**]

[**]	[**]	[**]
High	[**]	[**]
Medium	[**]	[**]
Low	[**]	[**]

[**] set forth in the chart below:

3	SLA Management

4.2.	Aggregate Net Amount for all CPSs

[**]
	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**].

4.3.	Table 4.1

[**]	[**]
	[**]	[**]	[**]
High	[**]	[**]	[**]
Medium	[**]	[**]	[**]
Low	[**]	[**]	[**]

4.4.	Table 4.2

[**]
[**]	[**]

4.5.	Quarterly Bonus Cap

The total sum of bonus for Postpaid, Prepaid and Wholesale platforms during any calendar quarter will be capped at $[**] (the “Quarterly Bonus Cap”).

If the sum of bonus for the Postpaid, Prepaid and Wholesale platforms exceeds $[**] during any quarter, the total quarterly bonus will be adjusted downwards to the Quarterly Bonus Cap.

Each quarter will be evaluated independently and the quarterly bonuses, after applying the Quarterly Bonus Cap, will be added to calculate the maximum annual bonus (the “Total Adjusted Quarterly Accrual”). In the event that the Total Adjusted Quarterly Accrual:

a.	is higher than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

b.	is equal to or lower than the sum of Maximum Annual Net Amount Due Amdocs for Postpaid, Prepaid and Wholesale, [**]

4.5.1.	Sample Calculation

For avoidance of doubt and as an example, if the sum of bonus for the Postpaid, Prepaid and Wholesale platforms is less than or equal to $[**] during any quarter, then [**]. There will be [**] Quarterly Bonus Cap for [**]. The total annual bonus payout for a given platform will be equal to the Total Adjusted Quarterly Accruals for each respective platform up to a limit of $[**] for Postpaid, $[**] for Prepaid and $[**] for Wholesale, “Annual Bonus Cap”, as a total.

The annual accrued bonus ceiling ([**]) mechanism will remain per section 1.4.5.2 in this Schedule C2-Post.

4	SLA Management

4.5.2.	Sample table 1: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total

Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q1	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Annual Bonus	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

5	SLA Management

4.5.3.	Sample table 2: (All amounts included in this table are sample only)

		Postpaid	Prepaid	Wholesale	Total
Bonus Caps	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q1	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q2	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q3	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Q4	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

Annual Bonus	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]
	[**]	[**]	[**]	[**]	[**]

6	SLA Management

5.	Monthly CPS Report

On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the “Monthly CPS Report”): (i) Amdocs’ quantitative performance for each CPS & KPI; (ii) each Individual CPS/KPI BGYR State and the Overall CPS & KPI Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS & KPI where the Individual CPS/KPI BGYR State was not “Blue” or “Green” during the preceding month; and (vi) trend or statistical analysis with respect to each CPS/KPI as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] of the following month and the Final Monthly CPS Report shall be due on the [**] of the following month. The Monthly CPS Report, delivered on the [**] of the following month, will include each KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

7	SLA Management

6.	Creditable Performance Specification Review and Change Process

CPSs are subject to review on the following occasions throughout the Term:

•	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs’ performance with respect to the CPS. At a minimum, the [**] review will include:

•	[**] review of the [**];

•

[**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C2-Whl [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS’ will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

•

Sprint may request to include a new CPS(s) or an Associated Measure(s) to this Schedule C2-Whl on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

(Not Applicable) Any item to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team. The item is then documented in the “SLA Exclusion List” spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue, inclusion/exclusion resolution, approver’s name and approval date. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Exclusion List” and the appropriate actions are taken, if needed.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to the appropriate Senior Management Teams prior to becoming effective

8	SLA Management

7.	Definitions

Term	Definition

Adjustment Ratio	As defined in the formula in section IV.

[**]	[**]

[**]	[**]

BGYR	Describes the BGYR (Blue, Green, Yellow, and Red) State for each Creditable Performance Specification for purposes of monthly scoring.

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Converted Data Validation	Process that validates the accuracy of the converted data.

CPS	Creditable Performance Specifications

Data Conversion	The transformation engine which receives uniform input format files from legacy source systems and translates to targets systems.

GE	Greater than or equal to.

GT	Greater than.

[**]	[**]

Individual CPS BGYR State	Has the meaning set forth in this Schedule C2-Whl in the Individual CPS Monthly Scoring Matrix section.

LE	Less than or equal to.

LT	Less than.

[**]	[**]

MVNE	Mobile Virtual Network Enabler

MVNO	Mobile Virtual Network Operator

[**]	[**]

9	SLA Management

Term	Definition
[**]	[**]

Online Wholesale User	The number of individual users from our MVNOs, which is not related to the number of network connections from the MVNO to Sprint Systems. (Online is using PLS.COM or API)

Outage	[**]

[**]	[**]

Overall CPS Score	Has the meaning set forth in the Individual CPS Monthly Scoring Matrix of this Schedule C2-Whl.

PLS	Private Label Services – The sale of Sprint Services under another business name. Also referred to as Wholesale.

[**]	[**]
[**]	[**]
[**]	[**]

Pre Conversion File	Prior to conversion activities a file with all accounts/Subscribers (Pre Conversion File) that have been designated for Conversion will be received by Amdocs.

Post Conversion File	Once Conversion is successfully completed Amdocs will mark each account/Subscriber as successful or unsuccessful

Post Conversion File Delivery	The delivery to Sprint of the Post conversion file

Priority Level

The severity designation assigned to an issue to reflect the business impact of that particular issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

Priority 1 (P1):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Priority 2 (P2):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Priority 3 (P3):

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

[**]	[**]

10	SLA Management

Term	Definition
Reseller	Has the meaning set forth in the Agreement.

Reseller (MVNO) BAN	The major BAN that relates to the entirety of Technical BANs and Subscribers related to a Reseller (MVNO).

Re-Runs	Any activity that causes the Bill Cycle processing to be restarted. This could occur at either the Sprint billing validation or Sprint APRM validation.

SLA	Service Level Agreement (SLA) means a precisely defined method for evaluating a specific aspect of Service performance. Each SLA is associated with its own specific quantitative measurement methodology or formula and measurement frequency.

[**]	[**]
[**]	[**]
[**]	[**]

Wholesale CPS	Wholesale Creditable Performance Specification has the meaning set forth in this Schedule C2-Whl

Wholesale Grace Period	Has the meaning set forth in the Wholesale Grace Period Section of this Schedule C2-Whl.

Wholesale Invoices	MVNOs that receive an invoice from the billing process for Wholesale

11	SLA Management

8.	[**]

8.1.	Wholesale Associated Measurement Chart

Individual CPS	Associated CPS Measurements	CPS Percentage
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

Certain CPS definitions include more than one associated measurement to determine the composite score for the CPS. It is therefore necessary to merge the results from the associated measurements in order to determine the score for an individual CPS for the Measurement Period. [**]

There are circumstances when a CPS or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where a measure is not to be included, the color will be set to White. [**].

12	SLA Management

8.1.1.	[**]

BGYR	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

8.1.2.	Individual CPS BGYR Chart

BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

8.1.3.	Sample Calculation

Step 1: Calculate [**] for each [**].

[**]

Step 2: Calculate the [**].

[**].

Special Exception: If any [**].

Computing the [**] (Rounding): [**]. Where applicable, [**] will be used [**], unless otherwise specified in this Schedule C2-Whl.

Sample Calculation

Using the [**] the following [**]:

Using the [**] the following [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**].

13	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C2-WHL – WHOLESALE

CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

14	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

1.	CSM

1.1.	CSM Online Availability

See Annex A for definition and calculation.

1.2.	CSM Online Service Interruption

See Annex A for definition and calculation.

1.3.	CSM Response Time

1.3.1.	Creditable Performance Specification

Specification:	CSM Response Time

Definition:

The amount of time required for a requested CBF Transaction to be completed.

This CPS applies to that portion of transaction processing for which Amdocs is responsible.

The Critical Business Functions (CBF) used to perform the calculation for CSM Response Time will be as follows:

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

CPS Formula:	[**]	[**]
	[**]	[**]
	[**]	[**]

Measurement Period:	Calendar Month

Data Source:

Amdocs Performance Analyzer Tool

Amdocs shall not change or redesign the Performance Analyzer Tool without written agreement from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment Document for future release and will be supplied to Sprint.

Frequency of Collection:	Continuous

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

15	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

1.3.2.	CPS Measures

•	In each Measurement Period, Amdocs shall summarize the CSM Response Times for all CBF Transactions.

[**]

All CSM CBF Transactions are a part of this measurement.

[**]

Individual CPS BGYR State	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.	Billing

2.1.	CDR File Time to Rate

2.1.1.	Creditable Performance Specification

Specification:	CDR File Time to Rate

Definition:	[**]

CPS Formula:	[**]

Measurement Period:	Calendar Month

Data Source:	Automated CDR Transfer (ACT) Logs, Message Acquisition and Formatting (MAF) and Audit and Control Reports

Frequency of Collection:	Continuous (24 hours a day, 7 days a week)

Special Exclusions:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

2.1.2.	CPS Measures

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.2.	Revenue Accuracy

2.2.1.	Creditable Performance Specification

Specification:	Revenue Accuracy

Definition:	The percentage of accurately billed revenue.

CPS Formula:	[**]

Measurement Period:	Each Bill Cycle

Data Source:	Billed data

Frequency of Collection:	During each Billing Cycle

Special Exclusions:	Any Sprint caused Cycle “Re-Run”.

2.2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.3.	Wholesale Bill Cycle Processing

2.3.1.	Creditable Performance Specification

Specification:	Bill Cycle Timeliness

Definition:	The elapsed time from the cycle start through to complete billed invoice per the steps identified below. [**]

CPS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Wholesale Measurement Period:	Each Bill Cycle processed. CPS applied on a monthly basis averaging all cycles for a Subscriber threshold. Does not include cycles that are involved in re-runs.

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**].

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.3.2.	Re-rating restrictions in order to meet billing timeframes:

Subscriber base	Billing CPU’s	Hours Prior to cycle close	2G Usages	3G Usages
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]

		[**]	[**]	[**]
		[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]

		[**]	[**]	[**]
		[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]

		[**]	[**]	[**]
		[**]	[**]	[**]

2.3.3.	CPS Measures

2.3.3.1.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.3.3.2.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

19	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.3.3.3.	For Bill Cycles with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

2.4.	Wholesale Bill Cycle Re-Run Processing

2.4.1.	Creditable Performance Specifications

Specification:	Bill Cycle Re-Run Timeliness

Definition:	The measurement will be from the time the Customer provides authorization back-out of the cycle through to complete billed invoice per the steps identified below: [**]

CPS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Wholesale Measurement Period:

Each Bill Cycle Re-Run authorized. CPS applied on per cycle basis dependent upon the number of subscribers within the cycle.

If no Bill Cycle Re-Run is conducted during this measurement period the associated [**]% individual CPS will be added to Bill Cycle Timeliness for that measurement period.

Data Source:	Billing

Frequency of Collection:	Continuous

Special Exclusions:	[**]

2.4.2.	CPS Measures

2.4.2.1.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

[**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.4.2.2.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.2.3.	For Billing Re-Runs with [**]

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

2.4.3.

2.4.3.1.	For Invoice creation Re-Runs for MVNOs with [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.3.2.	For Invoice creation Re-Runs for MVNOs with [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.4.3.3.	For Invoice creation Re-Runs for MVNOs with [**]

[**].

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

3.	Interfaces

3.1.	Key Interfaces Timeliness

3.1.1.	Creditable Performance Specification

Specification:	Key Interfaces Timeliness

Definition:

Measurement of Amdocs’ ability to complete Key Interface functions by the times outlined below. Times reflect completion times and are Monday – Friday, unless otherwise noted. Times below are in US Central Time Zone.

	Key Interfaces	Times	Weekend Times
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

The objectives for the EOD for NDW is as stated above; provided, however, that the parties agree that the target time for Amdocs completion of the [**].

CPS Formula:	Key Interface Timeliness will be calculated based on the total number of minutes exceeding the target times above for the Key Interfaces, during the Measurement Period.

Measurement Period:	Calendar Month

Data Source:	Batch Stats Tool

Frequency of Collection:	Continuous

Special Exclusions:	N/A

22	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

3.1.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

23	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

4.	Application Program Interface (API) Availability

4.1.	API Availability

See Annex A for definition and calculation.

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

5.	API Response Time

5.1.	Creditable Performance Specification

Specification:	Application Program Interface (API) Response Time

Definition:	[**]: This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Calendar Month

Data Source:	Amdocs

Frequency of Collection:	Continuous

Special Exclusions:	[**]

5.1.1.	Grace Period

[**].

5.1.2.	CPS Measures

Table 5.1.3

[**]

Web Service API	[**]	[**]	[**]	[**]

[**]	[**]		[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]	[**]

26	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

5.1.3.	CPS Measures for High Performing APIs [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

5.1.4.	CPS Measures for API [**]

Individual CPS BGYR State	[**]
	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

5.1.5.	CPS Measures for API [**]

Individual CPS BGYR State	[**]
	[**]	[**]	[**]
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

6.	APRM

6.1.	APRM Availability

Specification:	APRM Availability

Definition:	Available hours: [**]. All times are in US Central Time Zone. Amdocs required maintenance windows [**]. See Annex A for definition and calculation.

6.2.	APRM Service Interruption

Available hours: [**].

All times are in US Central Time Zone.

Amdocs required maintenance windows for Sunday as approved by Sprint; [**].

See Annex A for definition and calculation.

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

7.	Defect and Repair

7.1.	Time to Repair

7.1.1.	Creditable Performance Specification

Specification:	Time to Repair

Definition:

Amdocs’ unencumbered time to repair each Issue during the Measurement Period. The measurement time for this CPS begins when an issue is received through the Amdocs ticketing system interface and acknowledged by a system-generated auto reply to the submission. The measurement time ends when the repair is implemented or, if earlier (in the case of Product Defects), scheduled in accordance with the parties’ joint consent, for implementation in production. [**].

[**].

Amdocs and Sprint shall jointly agree to reprioritize incidents for CPS measurement if the initial priority is not reflective of the established guidelines in the Definitions of this Schedule C2-Whl.

Ticket System Mapping

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

	[**]	[**]

29	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

CPS Formula:	[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.1.2.	Time to Repair CPS

[**].

Individual CPS BGYR State	Priority 1 [**]	Priority 2 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Individual CPS BGYR State	[**]	Priority 3 [**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

For the avoidance of doubt, [**].

7.2.	Defect Quantity and Severity

7.2.1.	Creditable Performance Specification

Specification:	Defect Quantity and Severity

Definition:

The quantity and severity of Issues discovered in the Customized Product and Amdocs Services during ongoing operations where a ticket has been submitted via the ticketing interface.

[**].

Wholesale Defect Quantity calculation includes both Product and Service Defects.

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

7.2.2.	Creditable Performance Specification

[**]:

Individual CPS BGYR State	[**] by Priority Level
	Priority 1	Priority 2	Priority 3
Blue	[**]	[**]	[**]
Green	[**]	[**]	[**]
Yellow	[**]	[**]	[**]
Red	[**]	[**]	[**]

31	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

8.	Table Refresh Performance

8.1.	Table Refresh Schedule and Accuracy

8.1.1.	Creditable Performance Specification

Specification:	Table Refresh Schedule and Accuracy

Definition:

Percentage of production reference tickets that are completed within Table Level CPS (see chart).

1. Percentage of production reference tickets that are completed within Table Level CPS (see chart).

[**]

Definitions	Normal Request:	Tickets submitted that meet the agreed upon schedules and type as stated in this Schedule C2-Whl.
	Number of Tickets: (# of tickets)	The sum total of all tickets received from Sprint for the Measurement Period, including Fast Track, Priority List, and late submission requests.
	[**]	[**]
	[**]	[**]

CPS Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs ticketing system

Frequency of Collection:	Continuous

Special Exclusions:	[**]

8.1.2.	[**] Table

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

32	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

8.1.3.	Schedule Table

Table Area	Table Name	Days to Complete the Update Request
[**]	[**]	[**]
[**]	[**]	[**]

34	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

9.	Provisioning Timeliness and Accuracy

9.1.	Provisioning Availability

The monthly scoring for provisioning Availability will be carried over from Schedule C2-Post monthly reporting.

9.2.	Provisioning Online Service Interruption

The monthly scoring for provisioning online Service Interruption will be carried over from Schedule C2-Post monthly reporting See Annex A for definition and calculation.

9.3.	Provisioning Time

The monthly scoring for provisioning online Service Interruption will be carried over from Schedule C2-Post monthly reporting.

9.4.	Provisioning Success Percentage

The monthly scoring for Provisioning Success Percentage will be carried over from Schedule C2-Post monthly reporting.

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

10.	Disaster Recovery

10.1.	Disaster Recovery

10.1.1.	Creditable Performance Specification

Specification:	Disaster Recovery

Definition:

Time to recover online system in an event of a disaster based on the following.

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.

Measurement Calculation	[**]

CPS Formula:	[**]

Measurement Period:	Each

Data Source:	Amdocs Disaster Recovery logs

Frequency of Collection:	Throughout Disaster Recovery

Special Exclusions:	N/A

10.1.2.	CPS Measures

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

11.	Wholesale New Customer Implementation Timeliness

11.1.	New MVNO Implementation Timeliness

11.1.1.	Creditable Performance Specifications

Specification:	New MVNO Implementation Timeliness

Definition:	The elapsed [**], beginning with Sprint notification to Amdocs and delivery of all required information to Amdocs

CPS Formula:	Total elapsed time

Wholesale Measurement Period:	Each new Reseller being implemented

Data Source:	Billing

Frequency of Collection:	As required

Special Exclusions:	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

12.	Wholesale Reseller Conversion Implementation

12.1.	Wholesale Creditable Performance Specifications

Specification:	Reseller Conversion Implementation

Definition:	Reseller Conversion Implementation CPS measures Amdocs time to convert a Reseller to the Wholesale platform. Conversion times are based on the requirement to limit the conversion lock window to a total of [**] and takes Sprint’s activities into consideration.

CPS Formula:	[**].

Measurement Period:	Per conversion reported monthly

Data Source:	Amdocs tracking tools

Frequency of Collection:	Per conversion

Special Exclusions:	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

12.2.	CPS Measures

12.2.1.	Wholesale Reseller Conversion Implementation

Set forth below is a chart [**].

Individual CPS BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

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Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C2 – WHL WHOLESALE CREDITABLE

PERFORMANCE SPECIFICATIONS (CPS)

ANNEX A

Amdocs	41	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

1.	Online Availability

1.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	Availability Times

[**]. Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

1.3.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	42	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.	Online Service Interruption

2.1.	Creditable Performance Specification

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

2.2.	CPS Measures

Set forth below is a chart [**].

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	43	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

SCHEDULE C2-WHL WHOLESALE KEY PERFORMANCE

INDICATORS (KPIS)

ANNEX B

Amdocs	44	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

1.	CDR Messaging Rating Time

1.1.	Key Performance Indicator

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

1.2.	KPI Measurements

CDR Message Rating Time

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

1.3.	API Service Interruption

1.3.1.	API Service Interruption

See Annex A for definition and calculation.

1.4.	Wholesale GoldenGate Response Time

1.4.1.	Key Performance Indicator

Specification:	Wholesale GoldenGate Response Time

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	[**]

Amdocs	45	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

1.4.2.	KPI Measures

Each Measurement Period, Amdocs shall summarize the average response time for the Wholesale trail files delivered to Sprint.

Individual KPI BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

Amdocs	46	SLA Management

Schedule C2-WHL Wholesale Creditable Performance Specifications (CPS)

2.	[**]

2.1.	Key Performance Indicator

Specification:	[**]

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	Monthly

Data Source:	Amdocs Tracking Tool

Frequency of Collection:	Continuous

Special Exclusions:	None

2.2.	KPI Measures

During each Measurement Period, Amdocs shall deliver [**] per table below.

Individual KPI BGYR State	[**]	[**]
Blue	[**]	[**]
Green	[**]	[**]
Yellow	[**]	[**]
Red	[**]	[**]

Amdocs	47	SLA Management

SCHEDULE D1

CHARGES

[EXPIRING AS OF JANUARY 31, 2014]

CAPITALIZED TERMS USED HEREIN NOT OTHERWISE DEFINED WILL HAVE THE MEANING SET FORTH IN THE AGREEMENT.

1.	License. Annex B sets forth a non-exhaustive list of modules that are included as part of the Generic Product. Amdocs charged Sprint for the original license granted to use the Generic Product and all Customizations to the Generic Product in the amount of $[**], which the Parties acknowledge and agree was invoiced previously and was already paid in full by Sprint.

2.	[RESERVED].

3.	Initial implementation: Amdocs charged Sprint a fee of $[**] for the initial implementation of the functionality for the Customized Product and the Parties acknowledge and agree the fee was invoiced previously and was already paid in full by Sprint.

4.	Payment Terms & Milestones with regard to Releases.

For as long as Section 2.19 of Schedule K1 to the Agreement is in effect, (i.e. the “Scoping Services” are rendered pursuant to the provisions of Section 2.19 of Schedule K1 and are not subject to the Amdocs Rates as indicated in Table 7 herein below,) the following Table 4.A shall apply:

Table 4.A: Implementation Payment and Milestone Table: Releases

Payment due upon completion and acceptance of:	% Payment per Release
[**]	[**]
[**]	[**]

If Section 2.19 of Schedule K1 expires or terminates for any reason then, Table 4.A will no longer apply and the payment milestones will be according to Table 4.B below.

Table 4.B: Implementation Payment and Milestone Table: Releases

Payment due upon completion and acceptance of:	% Payment per Release
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Amdocs will charge Sprint upon completion of the applicable milestones listed in the appropriate Table (4A or 4B)..

5.	Amdocs right to dispute Sprint’s determination regarding Milestones. For the avoidance of doubt, Amdocs shall be entitled to dispute any Sprint decision regarding Milestones and payments related thereto and to commence the Dispute Resolution Process described in the Agreement.

6.	Monthly Subscriber Fee (referred to in this Agreement, including this Schedule D1, as “Monthly Subscriber Fee”, “Monthly Charge Per Subscriber” or “MSF”). Amdocs will charge Sprint a monthly fee for each Subscriber billed through the Customized Product, pursuant to the schedules set forth below. [**].

6.A	Monthly Subscriber Fee (MSF) for Retail Subscribers, in a [**]. The Monthly Subscriber Fee for Retail Subscribers is as follows, on a [**]:

Table 6.A: Amdocs MSF, based on [**], as described above:

Min Subs	Max Subs	Monthly Subscriber Fee
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

The table above applies as follows:

(i)	[RESERVED].

(ii)	Amdocs will charge Sprint [**] Subscribers.

(iii)	Upon reaching a [**] through [**] will be charged to [**], however, the [**] will not be [**] for the [**] was actually [**]. The process set forth in this paragraph will be [**] in determining the [**]. For example, with respect to a [**] subsequent to [**] then the [**] for any [**] in the [**] will not be [**].

(iv)	In the event of a [**] will be the [**] the [**] according to the [**] for the [**]. For example, if [**] in the following [**], then the [**] for that following [**] is $[**] than the [**] according to the [**] and the applicable [**].

6.B	Ongoing Cost for Wholesale Subscribers charges are set forth in ASO RI124.

6.C	Ongoing Cost for Prepaid Subscribers charges are set forth in ASO RI50.

With regard to Sprint [**] that directly pay Amdocs for the Services provided to such Sprint [**], in determining the applicable monthly charge per Subscriber to be applied to Sprint Subscribers, the Parties will meet on a case by case basis to mutually agree upon the mechanism through which Sprint will [**].

During the Term, if there has been a [**] of [**] that Amdocs believes in good faith has directly and materially [**] the [**] of [**] of the Services under the Agreement, then Amdocs may request that Sprint and Amdocs meet in good faith to discuss such circumstances and determine by mutual agreement what, if any, action should be taken with respect thereto. Amdocs will provide any documentation reasonably requested by Sprint detailing the basis of Amdocs’ belief in advance of such meeting.

The Parties agree that the MSF may be [**] agreed upon by the Parties or as mutually agreed by the Parties.

6.D	MSF [**] for Subscribers. Sprint will receive [**] against MSF charges accruing hereunder, as illustrated in the following table:

Table 6.D: [**]:

Calendar Year	[**]
	[**]		[**]		[**]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
[**]	[**	]	[**	]	[**	]
Total	[**	]	[**	]	[**	]

Calendar Year	[**]
[**]	[**	]
[**]	[**	]
Total	[**	]

(i)	Discretionary [**]. Amdocs will provide $[**] in [**] to be applied against [**], according to the schedule set forth in Table 6.D, provided that the utilization of each annual amount will be evenly spread over [**], or, with respect to 2012, the portion of the year from the Effective Date through the end of the 2012. Amdocs will provide Sprint with the opportunity to validate the application of any discretionary [**] to confirm its correct application. [**]. For avoidance of doubt, for purposes of Section 6.D(iv) below only, all [**] described in this Section 6.D(i) applicable to a given [**] are proportionally earned as Sprint incurs charges in such [**] against which Sprint would be eligible to apply such [**].

(ii)	Tax Rating Service [**].

a)	Amdocs will [**] Sprint $[**] per month on the monthly Prepaid Subscriber invoice with respect to Sprint’s engagement of a Third Party Provider for tax rating services. Effective the first month that conversions begin for the VMU and Assurance Wireless brand Subscribers, Amdocs will increase the [**] amount to Sprint from $[**] per month to $[**] per month on the monthly Prepaid Subscriber invoice.

b)	The [**] of $[**] will last until such time as Sprint’s Third Party Provider tax rating services are terminated. Sprint will provide a [**] day notice to Amdocs in advance of terminating such Services with the Third Party Provider. It will be Amdocs’ responsibility to either provide the tax rating service itself or securing services from a Third Party vendor. Amdocs will be responsible for the commercially reasonable transition costs otherwise the Parties will negotiate the transition costs in good faith.

(iii)	Other [**].

(1)	[RESERVED].

(2)	[RESERVED].

(3)	[RESERVED].

(iv)	[**] Usage Policies and Procedures. The following policies and procedures will apply to Sprint’s usage of the [**] set forth above and to the method in which Amdocs applies such [**] on invoices issued to Sprint: Amdocs will automatically apply [**].

(v)	Any unused, earned [**] upon expiration or termination of the Agreement will be paid to Sprint in cash or, at Sprint’s sole discretion, may be applied to fees associated with Disentanglement provided that Sprint has actually paid the applicable incurred charges pursuant to which Sprint earned such [**]. For avoidance of doubt, Amdocs will pay such [**] to Sprint in cash or, at Sprint’s sole discretion, apply such [**] to fees associated with Disentanglement once Sprint has actually paid such incurred charges (even if such payment occurs after expiration or termination of the Agreement).

6.E	[**]. Sprint commits to an [**]. In the event of a [**] that results in [**] to meet the [**], the Parties will meet in [**] should be taken with respect thereto.

The following mechanism will be used for [**] on an [**] basis beginning [**] of this date the Parties will calculate the actual percentage increase in the total number of Sprint [**] applicable to the [**] will be [**] provided however, that the [**] will not be [**] and that the determination of whether [**] will be determined with reference to the [**] during that [**].

This can be shown using the following equation: [**]. Thus, for example, if the [**] and the [**] then the [**] for the [**] would be [**] is illustrated [**]:

[**]

In addition to the [**] will meet a [**], provided that the [**] met [**] during any [**] with reference to the [**] during that [**].

(i)	The Parties agree that the [**] will be applied on a [**] before the [**], or at the [**]. An example of this [**] can be illustrated by [**]. If the Agreement is [**] following this [**] to reflect [**].

(ii)	The Parties will determine whether Sprint has met its [**] through the following process. On or around [**], both Sprint and Amdocs will independently determine the [**]. This calculation must be completed independently for [**] will then be compared to the [**] as well as [**] there are any [**], will reconcile any variances in the calculated amounts, and agree to [**], as well as whether Sprint [**].

(iii)	In the event the [**] by which the [**] for any subsequent [**] is less than the [**] can be used to [**]:

[**]

(iv)	In the event the Parties agree that Sprint has [**]. If this does not result in [**] fulfillment of the [**], a “[**] will be calculated to determine Sprint’s financial obligation to [**] as a direct result of not meeting the [**]. The [**] will be calculated according to the following mechanism.

(1)	[**] to determine the [**] As the [**] has been [**], [**] will be comprised only of [**] will be the [**] of the [**] applicable to the sum of the [**] (as if all were [**] and the [**] the applicable [**].

(v)	In the event the Parties agree that Sprint has [**] for the previous [**]. In the event the [**] that difference, [**] to the following [**].

(vi)	In the event [**]. The applicable [**] will be equal to the [**] (to determine the [**]).

(vii)	[**].

(viii)	For the avoidance of doubt, the various subscriber types are defined as:

(1)	A “Subscriber” has the meaning given in Section 12.1 (Defined Terms) of the Agreement.

(2)	A “Retail Subscriber” means a Subscriber who is not a [**] or such other categories that the Parties may mutually establish.

(3)	A “Wholesale Subscriber” means a Subscriber which has its billing account with a [**] of Sprint (i.e., the end-user customer referred to in 6.E(viii)(4) below).

(4)	A “Wholesale Customer” means a [**] of Sprint’s [**] for such [**] (whether under the Sprint brand or otherwise); that is, in the case of Wholesale Customer, the relationship with the end-user customer is owned by the Wholesale Customer and not by Sprint.

(5)	A ‘Prepaid Subscriber” means a Subscriber for which usage is [**] on such Subscriber [**] for such [**] of consumption and continued usage is dependent upon maintaining a positive account balance.

In determining the fractional value of Prepaid Subscribers to offset Retail Shortfall, depending upon the status of such Prepaid Subscribers, the following table will apply:

Table 6.E(viii)(5):

Status	[**] of a Prepaid Subscriber
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Annex E contains the definitions of each of the Prepaid Subscriber statuses described in the table above.

(ix)	Calculation of the MSF.

(1)	Amdocs will calculate the number of Subscribers through the following mechanism. For each bill cycle used for Subscribers, Amdocs will determine the number of Subscribers that have been processed during that bill cycle. Once the final bill cycle of a [**] been run, Amdocs will calculate the total number of Subscribers for that [**], which is the aggregate of each bill cycle Subscriber count for that [**]. These Subscriber values will be calculated independently for [**].

(2)	Amdocs will invoice Sprint in the MSF for cancelled Subscribers up to but not [**] from the date of cancellation. If, after the [**] day, there is new billing activity (e.g. [**], payments) for the Subscriber, Amdocs will invoice Sprint for the MSF for the [**] in which the new billing activity occurs. Annex C to this Schedule D1 provides an example of the application of the above provision.

For each cancelled Subscriber, Amdocs will set the field “STATUS-CODE” in the “BILL-SUBSCRIBER” table of the Customized Product to a value of “C”.

(3)	As the Customized Product invoices cancelled Subscribers for up to [**] beyond their cancellation date, and in order to comply with the provisions of subparagraph (a) above, Sprint and Amdocs will modify the following Customized Product reference tables to be capped in the aggregate at [**]:

[**]

(4)	In addition, in order to comply with the provisions of paragraph (a) above, the [**] in the Customized Product logic for the accommodation of late charges and adjustments will be [**], but only for the purpose of the above compliance. In the event that Subscribers are moved to an alternative bill cycle as a result of load balancing, Amdocs will invoice Sprint for those Subscribers [**]. In the event that a Subscriber is shifted to a different cycle, Sprint must approve any cycle shifting prior to Amdocs completing the shift. Amdocs and Sprint will collectively reconcile any such shifts to ensure Sprint is not charged for these Subscribers multiple times.

(5)	[**] after cancellation for a given cancelled Subscriber, the BAN containing that Subscriber has no active Subscribers but still has an outstanding balance due or a [**], and that balance or [**] is not in a “Written-Off” status in the Customized Product, then for the purpose of such invoicing, Amdocs will consider this BAN as having a single Subscriber until such time as the balance or [**] is ‘Written-Off”, or the balance becomes [**] as a result of a payment being applied or a [**] balance being refunded. [**].

7.	Amdocs Rate for Additional Services. For any development Additional Services requested by Sprint under the Agreement, the labor rate will be as follows (not inclusive of CPI adjustments) (the “Rate”):

Table 7: Amdocs Rate

2012 RATES
PAID HOURS (PER CALENDAR YEAR)	HOURLY RATE
[**]	[**]

2012 RATES
PAID HOURS (PER CALENDAR YEAR)	HOURLY RATE
[**]	[**]
[**]	[**]
2013 RATES
[**]	[**]

For the avoidance of doubt, the above Rates will apply as of the Effective Date.

The Amdocs Rates set forth in Table 7 above will not be applied with respect to [**], unless agreed otherwise by Amdocs.

The above Amdocs Rates for 2013 may be adjusted no more frequently than [**], commencing [**] by the rate of [**] as applicable in the definition of Amdocs Rate in the Agreement.

As long as Section 2.19 of Schedule K1 is in effect, Scoping Services rendered pursuant to the provisions of that Section 2.19, Schedule K1 will not be subject to the Amdocs Rates in Table 7 above and will not be counted towards the tiers in Table 7. In this Section 7, “Scoping Services” means Services described in Section 2.19 of Schedule K1, as follows: (1) Define Phase Services; and (ii) Discover Phase Services; and (iii) the Design Phase Services through delivery, walkthrough(s) and acceptance by Sprint to the extent applicable to the provision of the Impact Assessment Document, HLE, Initial DFS, and the associated deliverables as outlined in Section 2.19 of Schedule K1.

Additionally, the labor price associated with any consulting or development Services, provided by Amdocs, that are not directly applicable to the further customization and Services in support of Amdocs’ customer care and billing platform (e.g., [**]), will be based on either the existing labor rates under the applicable separate agreement between the Parties, or rates specifically negotiated on an engagement by engagement basis.

7.A	It is further agreed that if Section 2.19 of Schedule K1expires or terminates for any reason prior to [**], the 2013 Amdocs Rates detailed in Table 7 above will be adjusted to $[**]. Amdocs Rates and Off-Shore Plan.

(i)	“On-Site” will be defined as any domestic Sprint location designated as such by Sprint, “Class A Location” will be defined as any location within the [**], and “Class B Location” will be defined as [**].

(ii)	Whenever Amdocs relocates any Services, or changes the proportionate volume of Services among locations:

(1)	If the change is “[**]”, Amdocs may implement the change without notice to or consent of Sprint.

(2)	If the change is “[**]”, Amdocs will give prior written notification to Sprint and Sprint will have the opportunity to object, but Amdocs implementation of the change need not be delayed to obtain Sprint’s approval.

(3)	If the change is “[**]”, Amdocs will give prior written notification to Sprint and may not implement the change until Sprint’s written approval is obtained, such approval not to be unreasonably withheld.

(iii)	The following conditions will apply when determining whether to classify a Committed Operation Services change or relocation as [**].

(1)	Any and all movement of hardware, regardless of location and volume will be considered as [**].

(2)	Any and all activity involving Sprint Restricted Data will be considered as [**].

(3)	Any and all relocation of employee management responsibilities will be considered as [**].

(4)	The opening of any new data, or service facility that will support the Sprint business will be considered as [**]

(5)	Any movement [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

(6)	Any movement [**]% [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

(7)	Any movement of [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

(iv)	Amdocs will provide a [**] plan to Sprint, detailing the number of resources within each function that it intends to [**], as well as the timing associated with such movement. If, at any point within a [**], Amdocs intends to [**]resources in a manner that deviates from the [**] plan, Amdocs will notify Sprint of such changes and seek Sprint’s approval as required in Section 7.A.

(v)	Amdocs commits that no Sprint customer-facing positions will be moved [**] at any point during the Term of this Agreement. For avoidance of doubt, [**], at no point will a [**] be required to [**].

(vi)	For clarity, the Parties agree that the conditions listed in Sections 7.A(ii) to 7.A(v) above do not apply to development Services and Scoping Services. For clarity, and notwithstanding the foregoing, any requirements listed in Sections 7.A(ii) to 7.A(v) related to Sprint Restricted Data still apply to development Services and Scoping Services.

(vii)	For the development Services, Amdocs will provide a [**] plan to Sprint that will be updated on a [**] basis, detailing the [**]. It is agreed that [**]. If Amdocs makes a material change to the [**] plan, Amdocs will notify Sprint at least [**] days prior to such a change.

(viii)

For avoidance of doubt, nothing in this Section 7.A will limit or otherwise negate Amdocs’ obligation under the Agreement to comply with all applicable laws, rules and regulations, which may include, without limitation, restrictions and/or prohibitions regarding the performance of the Services from locations outside of the United States. In the event that (i) a change in an applicable law, rule or regulation requires Amdocs to perform certain or all of the Services from locations solely in the United

States and (ii) such requirement would cause Amdocs to have to cease performing Services from locations outside of the United States where Amdocs had previously complied with all requirements of the Agreement with respect to being permitted to perform such Services from locations outside of the United States, then the Parties agree to meet in good faith to discuss what impact, if any, such requirement may have with respect to the charges set forth in this Schedule D1 and determine by mutual agreement what, if any, action should be taken with respect thereto.

7.B	Additional Services Fee. Sprint will pay Amdocs for the Additional Services the Additional Services Fee as provided for in the Additional Services Orders, which will be calculated based upon the Amdocs Rates for Additional Services defined above.

7.C	Additional Development Commitments. Sprint agrees to engage Amdocs to perform Additional Services (in addition to the other Services otherwise provided for herein) in an amount of $[**] in calendar year [**] (“Additional Development Commitment”). For calendar year [**], the minimum commitment volume for development hours is [**] hours. If Sprint does not utilize the full volume of hours, up to [**]% [**] of the committed hours will be allowed to carry forward and be fulfilled in calendar year [**]. At the end of calendar year [**] Sprint will pay for any unfulfilled hours carried from previous calendar year. Amdocs will provide a [**] hour reduction to the [**] hour commitment if applications associated with one or more of the Services in the MSF are terminated. This will be a [**] and will be effective in the year following the application sunset through the end of the Term.

8.	Envelope Parameters. To the extent that Schedule L1 (Envelope Parameters) to the Agreement contemplates any additional fees to be payable by Sprint to Amdocs in the event that an envelope parameter stated therein is exceeded, then [**].

9.	Other Charges. Any other Services of Amdocs that are requested by Sprint and are not within the scope of the Services as of the date of execution hereof will be paid for by Sprint in accordance with the provisions of Section 5.1.2 (Adjustment of Charges) of the Agreement. Amdocs will invoice Sprint for such other Services [**], unless a fixed price arrangement is agreed upon by the Parties, where, in such a case, the Parties will agree on the payment terms.

10.	Reimbursable Expenses. Sprint will reimburse Amdocs for all travel and living expenses of its personnel participating in the performance of this Agreement in accordance with Annex A to this Schedule D1.

11.	Production CR Charges.

11.A	Sprint will pay Amdocs for the Production CRs Charges as provided for in the Production CRs . However, if no specific fixed price amount is agreed upon for a particular Production CR and specified in the applicable Production CRs, Amdocs will charge Sprint and Sprint will pay Amdocs for all of Amdocs’ efforts performing such Production CRs at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 8 of this Schedule D1 will apply with regard to Amdocs’ development efforts of the Production CRs).

11.B	In addition, in the event that an Impact Assessment Document is created by Amdocs for a particular Production CR pursuant to the Fast Track Procedure and Sprint then decides not to proceed with development of that Production CRs (either at all or a decision is made to include such development within an Additional Release), then Sprint will pay Amdocs for the efforts spent in producing the Impact Assessment Document up to the maximum amount (if any) of Additional Services hours stated as applicable at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 8 of this Schedule D1 will apply with regard to such payment). If a decision is made to include such development within an Additional Release then, for avoidance of doubt, Amdocs will not be able to charge Sprint as part of that Additional Release for Services and Deliverables already charged for pursuant to the procedures set forth in this paragraph for Production CRs. For avoidance of doubt, the Additional Services Order for the Additional Release to which such development is moved may reflect any incremental development costs associated with such development as a result of including such development as part of the Additional Release.

12.	[RESERVED].

13.	[RESERVED].

14.	Customer Invoices.

Upon Sprint’s request, Amdocs will retrieve from the Data Center archives, and provide to Sprint within five (5) business days of Sprint’s request, any customer invoice designated by Sprint. The first [**] of such invoices in a calendar year will be provided to Sprint at no additional charge. Any invoice above the initial [**] will be provided to Sprint for a fee of $[**].

15.	General Terms and Assumptions. Amdocs prices are charged and paid in US Dollars.

Annex A

Reimbursable Expenses Structure

1.	Travel and Living Expenses

1.1.	Travel from St. Louis, MO, U.S.A.:

Destination:	Daily Living Expenses:	Airfare:
Israel/Cyprus/[**]	US$ [**]	See 1.5 below
Overland Park	US$ [**]	US$ [**]
Reston	US$ [**]	US$ [**]
Atlanta/Denver	US$ [**]	US$ [**]
Champaign	US$ [**]	US$ [**]

1.2.	Travel from Champaign, IL, U.S.A.:

Destination:	Daily Living Expenses:	Airfare:
Israel/Cyprus/[**]	US$ [**]	See 1.5 below
Overland Park	US$ [**]	US$ [**]
St. Louis	US$ [**]	US$ [**]
Atlanta/Denver	US$ [**]	US$ [**]
Reston	US$ [**]	US$ [**]

1.3.	Travel from Reston, VA, U.S.A.:

Destination:	Daily Living Expenses:	Airfare:
Israel/Cyprus/[**]	US$ [**]	See 1.5 below
Overland Park	US$ [**]	US$ [**]
Champaign	US$ [**]	US$ [**]
St. Louis	US$ [**]	US$ [**]
Atlanta/Denver	US$ [**]	US$ [**]

1.4.	Travel from Overland Park, KS, U.S.A.:

Destination:	Daily Living Expenses:	Airfare:
Israel/Cyprus/[**]	US$ [**]	See 1.5 below
Champaign	US$ [**]	US$ [**]
St. Louis	US$ [**]	US$ [**]
Atlanta/Denver	US$ [**]	US$ [**]
Reston	US$ [**]	US$ [**]

1.5.	Whenever Amdocs will utilize its employees or Subcontractors’ employees who are located at sites other than St. Louis, Champaign, Overland Park, or Reston, Sprint will reimburse Amdocs for travel expenses in the amount specified for a round trip from Overland Park, KS to the Sprint site.

2.	Details of Expenses

The Daily Living Expenses and the Airfare, as stated above, are comprised of the following:

2.1.	Airfare:

•	The airfare cost to the specified site is an economy class airfare, the terms of which are in accordance with Amdocs’ company policy and procedure.

2.2.	Per diem Expenses:

According to Amdocs’ company policy, the current per diem expenses are (not to exceed):

Within the United States	US$	[**	]
Israel/Cyprus	US$	[**	]
[**]	US$	[**	]

2.3.	Hotel:

The average hotel cost per night, per each site, is as follows:

Israel/Cyprus	US$	[**	]
[**]	US$	[**	]
Overland Park	US$	[**	]
Reston	US$	[**	]
Champaign	US$	[**	]
Atlanta/Denver	US$	[**	]
St. Louis	US$	[**	]

2.4.	Car Rental and Transportation

The average car rental cost, together with additional transportation costs which may be required, for each site, is as follows:

Israel/Cyprus	US$	[**	]
[**]	US$	[**	]
Overland Park	US$	[**	]
Reston	US$	[**	]
Champaign	US$	[**	]
Atlanta/Denver	US$	[**	]
St. Louis	US$	[**	]

2.5.	Total Daily Living Expenses:

Destination	Per diem	Hotel	Transportation	Total
Israel/Cyprus	US$ [**]	US$ [**]	US$ [**]	US$ [**]
[**]	US$ [**]	US$ [**]	US$ [**]	US$ [**]
Overland Park	US$ [**]	US$ [**]	US$ [**]	US$ [**]
Reston	US$ [**]	US$ [**]	US$ [**]	US$ [**]
Champaign	US$ [**]	US$ [**]	US$ [**]	US$ [**]
Atlanta/Denver	US$ [**]	US$ [**]	US$ [**]	US$ [**]
St. Louis	US$ [**]	US$ [**]	US$ [**]	US$ [**]

3.	All the above mentioned prices are inclusive of currently known tax.

4.	The above-mentioned prices will be updated once a year, subject to review of the then current applicable expenses and agreement between the Parties regarding the updated amounts, based upon the above review.

5.	In no event will Sprint be required to reimburse Amdocs for travel and living expenses hereunder in excess of [**] Dollars ($[**]) per year during the Term. It is agreed between the Parties that upon reaching [**] in Table 7, an additional [**] dollars ($[**]) will be added to the travel and living expenses cap, as outlined in this Schedule D1, Annex A, Section 5.

6.	Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report on (in a form to be agreed by the Parties), and supporting documentation for, such expenses on a monthly basis to Sprint’s Key Non-Executive Personnel; and (ii) the Sprint Key Non-Executive Personnel’s reasonable approval of such expenses, based on his review of such report and supporting documentation.

Annex B

Amdocs’ Generic Products

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

Annex C

Examples of MSF

Calculation

Example 1 – Include this Subscriber for Sprint invoicing in May and June, but not in July.

Example 2 – Include this Subscriber for Sprint invoicing in May, June, AND July.

Annex D

[RESERVED]

Annex E

Prepaid Subscriber Status States

Status	Definition and Main Characteristics	Allowed	Not Allowed
Active	A subscriber who purchases and activates a handset, or who reactivates or replenishes his subscription and changes from any of the other eligible statuses to active.	Can perform standard activities, e.g. place and receive calls, consume data Services, PTT, Self Service, replenish, activate vouchers

Expired	A subscriber depleting his balance (zero balance) or having his balance swept (expired), and not otherwise permitted to consume network Services.	Self Service, replenish, activate vouchers, attempt to place calls but not complete	Data Services; Messaging Services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC)

Suspended	A subscriber that requested temporary suspension of network Services, or was temporarily suspended by Sprint from receiving network Services.	Call care to reactivate. May retrieve original phone number and balance back (must be done via call to Call Center)	Data Services; Messaging Services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC) Self Service, Replenish, Activate Vouchers)

Canceled	A subscriber that was previously expired and did not replenish during the expiration interval. All Services barred at the switch. At the end of a 45 days interval such subscriber is archived.	Call care to reactivate. Technically possible to retrieve original phone number but not typically done (must be done via call to Call Center); swept balance unavailable.	Data Services; Messaging Services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC) Self Service, Replenish, Activate Vouchers

Closed	Information is kept offline for historical records	None	Any type of activity

SCHEDULE D2

CHARGES

(EFFECTIVE AS OF FEBRUARY 1, 2014)

Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement.

1.	License. Annex B sets forth a non-exhaustive list of modules that are included as part of the Generic Product

2.	[RESERVED]

3.	[RESERVED]

4.	Payment Terms & Milestones with regard to Releases.

For as long as Section 2.2 of Schedule K2 to the Agreement is in effect, (i.e. the “Scoping Services” are rendered pursuant to the provisions of Section 2.2 of Schedule K2 and are not subject to the Amdocs Rates as indicated in Table 7 herein below, the following Table 4.A shall apply:

Table 4.A: Fee Payment and Milestone Table: Releases

Payment due upon completion and acceptance of:	% Payment per Release
[**]	[	**]
[**]	[	**]

If Section 2.2 of Schedule K2 expires or terminates for any reason then, Table 4.A will no longer apply and the payment milestones will be according to Table 4.B below.

TABLE 4.B: Fee Payment and Milestone Table: Releases

Payment due upon completion and acceptance of:	% Payment per Release
[**]	[	**]
[**]	[	**]
[**]	[	**]
[**]	[	**]

Amdocs will charge Sprint upon completion of the applicable milestones listed in the appropriate Table (4.A or 4.B).

5.	Amdocs’ Right to Dispute Sprint’s Determination Regarding Milestones.

For the avoidance of doubt, Amdocs will be entitled to dispute any Sprint decision regarding Milestones and payments related thereto and to commence the Dispute Resolution Process described in the Agreement.

6.	Monthly Subscriber Fees (also referred to as “Monthly Charge Per Subscriber” or “MSF”).

Amdocs will charge Sprint a monthly fee for each Subscriber billed through the Customized Product, pursuant to the schedules set forth below. [**].

6A. Monthly Subscriber Fee (MSF) for Retail Subscribers, in a [**]. The Monthly Subscriber Fee for Retail Subscribers is as follows, on a [**]:

TABLE 6A: MSF Based on a [**], as described above:

Min Subs	Max Subs	MSF in a [**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

(1)	Amdocs will charge Sprint [**] Subscribers.

(2)	Upon reaching a [**] through [**] will be charged to [**], however, the [**] will not be [**] for the [**] was actually [**]. The process set forth in this paragraph will be [**] in determining the [**]. For example, with respect to a [**] subsequent to [**] then the [**] for any [**] in the [**] will not be [**].

(3)	In the event of a [**] will be the [**] the [**] according to the [**] for the [**]. For example, if [**] in the following [**], then the [**] for that following [**] is $[**] than the [**] according to the [**] and the applicable [**].

6B. Ongoing Cost for Wholesale Subscribers. The Monthly Subscriber Fee for Wholesale Subscribers is as follows, on a [**]:

6.B.1. Wholesale Subscriber charges are based on whether a Mobile Virtual Network Operator (“MVNO”) Customer is [**] (“MVNO Customers” is defined as the aggregate of all Billing Account Numbers (“BANS”) and Subscriber for each of Sprint’s Wholesale customers who resell Sprint services). Rates for [**] MVNO Customers are referenced in Table 6.B.2-H. Rates for [**] MVNO Customers are referenced in Table 6.B.2-L.

6.B.2. All Wholesale Subscribers are defined as either [**] based on the status of the MVNO Customer they are in. Each MVNO will be classified and the related Subscriber counts will be aggregated before applying the pertinent rates.

(1)	[**] MVNO Customers – All [**] MVNO Customers that were in place as of [**] will be considered [**] MVNOs Customers are identified in Annex C attached hereto.

(2)	[**] MVNO Customers – Any [**] MVNO Customers that were created on the Wholesale platform after [**] that meets all of the following criteria will be considered [**]. Otherwise, the MVNO Subscribers will be considered [**].

a)	Voice Service – an MVNO Customer with an average of [**] voice usage records or less per Subscriber per month is not considered to be providing voice services to its Subscriber and is eligible to be considered as [**]. Criteria for determining voice usage will be according to Section 2 of Annex E attached hereto.

b)	[**] Usage Records – the [**] number of usage records per month is less than [**] per Subscriber. The [**] usage records per month will be [**]. Criteria for determining the [**] usage records will be according to Section 3 of Annex E attached hereto.

c)	[**] Customer Service Management (“CSM”) Transactions – the [**] number of CSM transactions per month is less than [**] per Subscriber. The [**] CSM Transactions will be [**]. Criteria for determining the [**] CSM transactions will be according to Section 4 of Annex E attached hereto.

Table 6.B.2-H: [**]

Minimum Number of Subscribers	Maximum Number of Subscribers	Monthly Subscriber Rate
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

Table 6.B.2-L: [**]

Minimum Number of Subscribers	Maximum Number of Subscribers	Monthly Subscriber Rate
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

MVNO Customers will be categorized into Tables 6.B.2-H and 6.B.2-L based on the procedure defined above.

6.B.3 Wholesale MSF [**].

Wholesale MSF will be [**] as follows: Sprint pays [**] (i) $[**], or (ii) the amount [**] as the actual number of [**] Subscribers [**] in Table 6.B.2-H plus the actual number of [**] Subscribers [**] in Table 6.B.2-L.

6.B.4 A [**] of [**] Dollars ($[**]) will be applied to Sprint annually by Amdocs [**] basis to the Wholesale MSF invoice. The [**] will be effective as long as the total number of Wholesale Subscribers charged at Table 6.B.2-H rates does not fall below [**].

6C. Ongoing Cost for Prepaid Subscribers.

Amdocs will charge Sprint a Monthly Subscriber Fee for each Subscriber [**], pursuant to the Monthly Subscriber Fees set forth in Tables 6.C.1 and 6.C.2 below. The MSF is inclusive of all [**] in this Schedule D2 (charges).

6.C.1 Prior to the [**] Full Conversion.

Prior to the [**] to the Amdocs platform, the MSF for Prepaid Subscribers will be applied in a [**] as illustrated below. The MSF for all Prepaid Subscribers will be calculated using the Table set forth in Section 6.C.1 below. In calculating the number of Subscribers for the purpose of determining the applicable MSF, Amdocs will use the Subscriber status percentages set forth in Section 6.C.3, and the procedures set forth In Annex F attached hereto that define the percentage of one Subscriber for MSF calculation purposes that is accounted for by one Subscriber in each of the Subscriber statuses set forth in Annex F. In any period in which a Subscriber is identified by more than one status, the percentage used for MSF calculation purposes will be the higher percentage set forth in Table 6.C.3 of the various percentages for the status levels such Subscriber achieved during the month. As an example, the MSF calculation for a Subscriber with an “Expired” status who replenishes and becomes “Active” and then loses his phone and enters the “Suspended” status, would be made at the “Active” status level.

The Monthly Subscriber Fee for Prepaid Solution prior to [**] is based on the [**] as described in Table 6.C.1.

Table 6.C.1: MSF for Prepaid Subscribers Prior to [**]

Subscribers		MSF in a [**]
Min	Max	$
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

6.C.2 Subsequent to the [**].

Subsequent to the [**] to the Amdocs platform, the MSF for Prepaid Subscribers will be applied in a [**] as illustrated below. The MSF for all Prepaid Subscribers will be calculated in accordance with Table 6.C.2. In calculating the number of Subscribers for the purpose of determining the applicable MSF, Amdocs will use the percentages set forth in Section 6.C.3 and the procedures set forth In Annex F that define the percentage of one Subscriber for MSF calculation purposes that is accounted for by one Subscriber in each of the Subscriber statuses set forth in Annex F. In any period in which a Subscriber is identified by more than one status, the percentage used for MSF calculation purposes will be the higher percentage set forth in Table 6.C.3 of the various percentages for the status levels such Subscriber achieved during the month. As an example, the MSF calculation for a Subscriber with an “Expired” status who replenishes and becomes “Active” and then loses his phone and enters the “Suspended” status, would be made at the “Active” status level.

Table 6.C.2: MSF for Prepaid Subscribers Subsequent to [**]

Min Subs	Max Subs	MSF in a [**]
	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]		[**]

6.C.3 Subscriber Status Definition.

The Table below defines the percentage that Sprint will pay for a Subscriber in each of the Subscriber status categories as defined in Annex F. These percentages are used to determine the number of Subscribers referenced in this Section 6C. As an example, per Table 6.C.3, [**] would be the equivalent to [**].

TABLE 6.C.3: Percentage Payments by Subscriber Status

Subscriber Status	% Paid by Sprint
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

6.C.4 MSF Assumptions.

The following assumption applies to Table 6.C.1:

•

The pricing set forth in Table 6.C.1 above will be calculated based on a [**] mechanism in which the reduced pricing for each tier applies [**]. For example, if there are [**] million Active Subscribers in a given month, then the total MSF would be $[**].

6D. MSF [**] for Subscribers. Sprint will receive the following [**] against MSF charges accruing hereunder as described below:

(1)	Discretionary [**].

a)	Amdocs will grant Sprint a [**] of $[**], to be applied against the MSF charges under Schedule D1. The amount will be [**] to Sprint on [**].

b)	Annual Wholesale [**] of $[**] will be extended throughout the Term and will be applied on a [**] basis to the MSF invoice provided that the total number of Subscribers charged in accordance with Table 6.B.2-H does not fall below [**] Subscribers.

(2)	Tax Rating Service [**].

a)	Amdocs will [**] Sprint $[**] per month on the monthly Prepaid Subscriber invoice with respect to Sprint’s engagement of a Third Party Provider for tax rating services. Effective the first month that conversions begin for the VMU and Assurance Wireless brand Subscribers, Amdocs will increase the [**] amount to Sprint from $[**] per month to $[**] per month on the monthly Prepaid Subscriber invoice.

b)	The [**] of $[**] will last until such time as Sprint’s Third Party Provider tax rating services are terminated. Sprint will provide a [**] day notice to Amdocs in advance of terminating such Services with the Third Party Provider. It will be Amdocs’ responsibility to either provide the tax rating service itself or securing services from a Third Party vendor. Amdocs will be responsible for the commercially reasonable transition costs otherwise the Parties will negotiate the transition costs in good faith.

(3)	Prepaid [**] for Prepaid Subscribers. Once full [**] is completed, Sprint will be entitled to additional [**] in accordance with the following Prepaid Subscriber thresholds:

a)	If the number of Prepaid Subscribers exceeds [**], Sprint will be entitled to receive up to [**] annual development hours [**] to Sprint for so long as Sprint [**] for [**] hours of development Services minimum commitment as outlined in section 7C below.

b)	If the number of Prepaid Subscribers exceeds [**], Sprint will be entitled to receive up to [**] annual development hours [**] to Sprint for so long as Sprint [**] for [**] hours of development Services minimum commitment as outlined in section 7C below.

c)	If the number of Prepaid Subscribers exceeds [**], Sprint will be entitled to receive up to [**] annual development hours [**] to Sprint so long as Sprint is [**] for [**] hours of development Services minimum commitment as outlined in section 7C below.

d)	[**] will be earned [**] and may be utilized at any time within [**] months following the [**] are earned. The [**] described in sections 6.D.3.a thru 6.D.3.c above will not be counted towards the [**] hours of development Services minimum commitment as outlined in section 7C below.

e)	When the [**] are applied, the [**] will be referenced and then netted against fees in the applicable Work Authorization.

f)	Subject to Section 6.D.3.d above, there are no restrictions as to when during the [**] these [**] can be utilized and no requirement that the [**] hour commitment be fulfilled prior to utilizing these development hours.

(4)	[**] Usage Policies and Procedures. The following policies and procedures will apply to Sprint’s usage of the [**] set forth above and to the method in which Amdocs applies such [**] on invoices issued to Sprint:

a)	Amdocs will automatically apply [**].

b)	Any unused, earned [**] upon expiration or termination of the Agreement will be paid to Sprint in cash or, at Sprint’s sole discretion, may be applied to fees associated with Disentanglement provided that Sprint has actually paid the applicable incurred charges pursuant to which Sprint earned such [**]. For avoidance of doubt, Amdocs will pay such [**] to Sprint in cash or, at Sprint’s sole discretion, apply such [**] to fees associated with Disentanglement once Sprint has actually paid such incurred charges (even if such payment occurs after expiration or termination of the Agreement).

6E. [**].

Sprint commits to an [**]. In the event of a [**] that results in [**] to meet the [**] will meet [**] should be taken with respect thereto.

The following mechanism will be used for [**] on an [**] basis for [**] the Parties will calculate the actual percentage increase or decrease in the total number of Sprint [**] provided however that on [**] the Parties will calculate the Actual Percentage increase or decrease in the total number of Sprint [**] applicable to the [**] will be [**] provided however, that: i) the determination of whether Sprint has met the [**] will be determined with reference to the [**] during that [**], ii) the calculation of [**] will [**], and iii) the [**] will never be decreased below the [**].

This can be shown using the following equation: [**]. Thus, for example, if the [**] and the [**] as of [**] is [**], then accordingly the [**] for the [**] would [**] is illustrated [**]:

[**]

In addition to the [**] will also be required to meet the [**] will apply until the [**], and the determination of whether Sprint met [**] during any [**] with reference to the [**] during that [**].

(1)	The Parties agree that the [**] will be applied on a [**] before the [**]. An example of this [**] can be illustrated by [**]. If the Agreement is [**] following a [**] to reflect an [**].

(2)	The Parties will determine whether Sprint has met its [**] and [**] through the following process: On or around [**], both Sprint and Amdocs will independently determine the [**]. This calculation must be completed independently for [**] will then be compared to the [**] there are any [**], will reconcile any variances in the calculated amounts, and will agree to [**], as well as whether Sprint [**].

(3)	In the event the [**] by which the [**] for any subsequent [**] is less than the [**] can be used to [**]:

[**]

In performing the calculation, [**].

See Exhibit 3 which includes sample calculations which illustrate the [**].

(4)	In the event the Parties agree that Sprint [**]. If this does not result in [**] fulfillment of the [**], a [**] as described below, will be calculated to determine [**] financial obligation to [**] as a direct result of not meeting the [**]. In no case will the total of the applicable [**] amount and the [**] exceed the amount due for the [**]. Also, in no case will the total of the applicable [**] amount due to [**], as defined below, and the actual [**] paid by [**] (as appropriate) exceed the amount due for the [**]. The [**] will be calculated according to the following mechanism:

a)	[**] to determine the [**]. As the [**] has been [**] will be comprised only of [**] will be the [**] of the [**] or ii) [**] as appropriate. [**] the applicable [**].

This can be shown using the following example applying provisions applicable in years beginning on and after January 1, 2015:

[**]

See Exhibit 1—[**]

b)	If [**] to determine the [**]. [**]. The remaining [**] will be comprised only of [**] can be used to [**] will be equal to the [**] level. The [**] will be the [**] of the [**] applicable to the sum of the [**] (as if all were [**] and the [**] the applicable [**].

This can be shown using the following example:

[**]. Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

See Exhibit 2—[**]

(5)	In the event the Parties agree that Sprint has [**] for the previous [**] can be used to [**] above and counted proportionate to the number of [**] in total.

a.	In the event [**].

b.	In the event [**]. The applicable [**] will be equal to [**] level.

c.	[**] multiplying the [**] by [**] (to determine the [**]). [**]. See Exhibit 3—[**]

(6)	For the avoidance of doubt, the various Subscriber types are defined as:

1.	A “Subscriber” has the meaning given in Section 12.1 (Defined Terms) of the Agreement.

2.	A “Retail Subscriber” means a Subscriber who is not a [**] or such other categories that the Parties may mutually establish pursuant to definition of Subscriber in the Agreement.

3.	A “Wholesale Subscriber” means a Subscriber which has its billing account with a [**] of Sprint (i.e., the end-user customer referred to in Section 4 below).

4.	A “Wholesale Customer” means a [**] of Sprint’s [**] for such [**] (whether under the Sprint brand or otherwise); that is, in the case of Wholesale Customer, the relationship with the end-user customer is owned by the Wholesale Customer and not by Sprint.

5.	A ‘Prepaid Subscriber” means a Subscriber for which usage is [**] on such Subscriber [**] for such [**] of consumption and continued usage is dependent upon maintaining a positive account balance.

In determining the fractional value of Prepaid Subscribers to offset Retail Shortfall, depending upon the status of such Prepaid Subscribers, the following table will apply:

Status	[**] of a Prepaid Subscriber
[**]	[	**]
[**]	[	**]
[**]	[	**]
[**]	[	**]
[**]	[	**]

Annex F contains the definitions of each of the Prepaid Subscriber statuses described in the table above.

(7)	Calculation of the MSF

a)	Amdocs will calculate the number of Subscribers through the following mechanism. For each bill cycle used for Subscribers, Amdocs will determine the number of Subscribers that have been processed during that bill cycle. Once the final bill cycle of a [**] been run, Amdocs will calculate the total number of Subscribers that for that [**], which is the aggregate of each bill cycle Subscriber count for that [**]. These Subscriber values will be calculated independently for [**].

b)	Amdocs will invoice Sprint in the MSF for cancelled Subscribers up to but not [**] from the date of cancellation. If, after the [**] day, there is new billing activity (e.g. [**], payments) for the Subscriber, Amdocs will invoice Sprint for the MSF for the [**] in which the new billing activity occurs. Annex D to this Schedule D2 provides an example of the application of the above provision.

For each cancelled Subscriber, Amdocs will set the field “STATUS-CODE” in the “BILL-SUBSCRIBER” table of the Customized Product to a value of “C”.

c)	As the Customized Product invoices cancelled Subscribers for up to [**] beyond their cancellation date, and in order to comply with the provisions of subparagraph (a) above, Sprint and Amdocs will modify the following Customized Product reference tables to be capped in the aggregate at [**]

[**]

d)	In addition, in order to comply with the provisions of paragraph (a) above, the [**] in the Customized Product logic for the accommodation of late charges and adjustments will be [**], but only for the purpose of the above compliance. In the event that Subscribers are moved to an alternative bill cycle as a result of load balancing, Amdocs will invoice Sprint for those Subscribers [**]. In the event that a Subscriber is shifted to a different cycle, Sprint must approve any cycle shifting prior to Amdocs completing the shift. Amdocs and Sprint will collectively reconcile any such shifts to ensure Sprint is not charged for these Subscribers multiple times.

e)	[**] after cancellation for a given cancelled Subscriber, the BAN containing that Subscriber has no active Subscribers but still has an outstanding balance due or a [**], and that balance or [**] is not in a “Written-Off” status in the Customized Product, then for the purpose of such invoicing, Amdocs will consider this BAN as having a single Subscriber until such time as the balance or [**] is ‘Written-Off”, or the balance becomes [**] as a result of a payment being applied or a [**] balance being refunded. [**].

7.	Amdocs Rate for Additional Services.

(1)	For any development Additional Services requested by Sprint under the Agreement, the labor rate will be as follows (not inclusive of CPI adjustments) (the “Amdocs Rate”):

Table 7: Amdocs Rate

Paid hours (PER Calendar YEAR)	Hourly Rate
[**]	[	**]

(2)	The Amdocs Rates set forth in Table 7 above will not be applied with respect to any Sprint Affiliates who have a separate contract with Amdocs, unless agreed otherwise by Amdocs.

(3)	The above Amdocs Rate may be adjusted no more frequently than [**], commencing [**] by the rate of [**] as applicable in the definition of Amdocs Rate in the Agreement.

(4)	As long as Section 2.2 of Schedule K2 is in effect, Scoping Services rendered pursuant to the provisions of that Section 2.2 Schedule K2 will not be subject to the Amdocs Rate in Table 7 above and will not be counted towards the tiers in Table 7. In this Section 7, “Scoping Services” means Services described in Section 2.2 of Schedule K2 that references Scoping Services) as follows: (1) Define Phase Services; and (ii) Discover Phase Services; and (iii) the Design Phase Services through delivery, walkthrough(s) and acceptance by Sprint to the extent applicable to the provision of the Impact Assessment Document, HLE, Initial DFS, and the associated deliverables as outlined in Section 2.2 of Schedule K2.

(5)	Additionally, the labor price associated with any consulting or development Services, provided by Amdocs, that are not directly applicable to the further customization and Services in support of Amdocs’ customer care and billing platform (e.g., [**]), will be based on either the existing labor rates under the applicable separate agreement between the Parties, or rates specifically negotiated on an engagement by engagement basis.

(6)	It is further agreed that if Section 2.2 of Schedule K2 expires or terminates for any reason, the 2014 Amdocs Rates detailed in Table 7 above will be adjusted to $[**]

7A. Amdocs Rates and Off-Shore Plan.

(1)	“On-Site” will be defined as any domestic Sprint location designated as such by Sprint, “Class A Location” will be defined as any location within [**], and “Class B Location” will be defined as [**].

(2)	Whenever Amdocs relocates any Services, or changes the proportionate volume of Services among locations:

a)	If the change is “[**]”, Amdocs may implement the change without notice to or consent of Sprint.

b)	If the change is “[**]”, Amdocs will give prior written notification to Sprint and Sprint will have the opportunity to object, but Amdocs implementation of the change need not be delayed to obtain Sprint’s approval.

c)	If the change is “[**]”, Amdocs will give prior written notification to Sprint and may not implement the change until Sprint’s written approval is obtained, such approval not to be unreasonably withheld.

(3)	The following conditions will apply when determining whether to classify a Committed Operation Services change or relocation as [**].

a)	Any and all movement of hardware, regardless of location and volume will be considered as [**].

b)	Any and all activity involving Sprint Restricted Data will be considered as [**].

c)	Any and all relocation of employee management responsibilities will be considered as [**]

d)	The opening of any new data, or service facility that will support the Sprint business will be considered as [**]

e)	Any movement of [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

f)	Any movement of [**]% [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

g)	Any movement of [**]% of the total labor force associated with a particular service in a particular location will be considered as [**].

(4)	Amdocs will provide a [**] plan to Sprint, detailing the number of resources within each function that it intends to [**], as well as the timing associated with such movement. If, at any point within a [**], Amdocs intends to [**] resources in a manner that deviates from the [**] plan, Amdocs will notify Sprint of such changes and seek Sprint’s approval as required in Section 7.A.

(5)	Amdocs commits that no Sprint customer-facing positions will be moved [**] at any point during the Term of this Agreement. For avoidance of doubt, [**], at no point will a [**] be required to [**].

(6)	For clarity, the Parties agree that the conditions listed in Sections 7.A (2) to 7.A (5) above do not apply to development Services and Scoping Services. For clarity, and notwithstanding the foregoing, any requirements listed in Sections 7.A (2) to 7.A (5) related to Sprint Restricted Data still apply to development Services and Scoping Services.

(7)	For the development Services, Amdocs will provide a [**] plan to Sprint that will be updated on a [**] basis, detailing the [**]. It is agreed that [**]. If Amdocs makes a material change to the [**] plan, Amdocs will notify Sprint at least [**] days prior to such a change.

(8)

For avoidance of doubt, nothing in this Section 7A will limit or otherwise negate Amdocs’ obligation under the Agreement to comply with all applicable laws, rules and regulations, which may include, without limitation, restrictions and/or prohibitions regarding the performance of the Services from locations outside of the United States. In the event that (i) a change in an applicable law, rule or regulation requires Amdocs to perform certain or all of the Services from locations solely in the United States and (ii) such requirement would cause Amdocs to have to cease performing Services from locations outside of the United States where Amdocs had previously complied with all requirements of the Agreement with respect to being permitted to perform such Services from locations outside of the United States, then the Parties agree to meet in good faith to discuss what impact, if any, such requirement may have with respect to the charges set forth in this Schedule D2 and determine by mutual agreement what, if any, action should be taken with respect thereto.

7B. Additional Services Fee. Sprint will pay Amdocs for the Additional Services the Additional Services Fee as provided for in the Additional Services Orders, which will be calculated based upon the Amdocs Rates for Additional Services defined above.

7C. Additional Development Commitments.

(1)	Sprint agrees to engage Amdocs to perform Additional Services (in addition to the other Services otherwise provided for herein) in a minimum amount of:

a.	[**] paid hours for [**]

b.	[**] paid hours per year beginning [**]

(2)	If Sprint does not order the full volume of hours, up to [**]% [**] of the committed hours will be allowed to carry forward and be fulfilled in the next calendar year. At the end of the following calendar year, Sprint will pay for any of the unfulfilled hours carried from the previous calendar year.

(3)	Sprint will receive a one-time [**] hour reduction of the [**] paid hour commitment, to carry forward annually, which applies when one or more of the Sprint applications as listed in Appendix A of Schedule A are sunset. This [**] will be effective in the year following the application sunset through the end of the term. For the avoidance of doubt, if the [**] allowed under Section 7C of Schedule D1 has been taken, an additional [**] hour commitment [**] under this Schedule D2 will not be allowed.

7D. Additional Fees – Prepaid

Historical data requirements – As compensation for Amdocs keeping Prepaid rated events for [**] days, Sprint will pay an annual fee of $[**].

8.	Historical data requirements – As compensation for Amdocs keeping Prepaid rated events for [**] days, Sprint will pay an annual fee of $[**] starting [**] and every year after. Envelope Parameters. To the extent that Schedule L2 (Envelope Parameters) to the Agreement contemplates any additional fees to be payable by Sprint to Amdocs in the event that an envelope parameter stated therein is exceeded, then [**].

9.	Other Charges. Any other Services of Amdocs that are requested by Sprint and are not within the scope of the Services as of the date of execution hereof will be paid for by Sprint in accordance with the provisions of Section 5.1.2 (Adjustment of charges) of the Agreement. Amdocs will invoice Sprint for such other Services [**], unless a fixed price arrangement is agreed upon by the Parties, where, in such a case, the Parties will agree on the payment terms.

10.	Reimbursable Expenses. Sprint will reimburse Amdocs for all travel and living expenses of its personnel participating in the performance of this Agreement in accordance with Annex A to this Schedule D2.

11.	Production CR Charges.

(1)	Sprint will pay Amdocs for the Production CRs charges as referenced in Section 5.3.6 of the Agreement. However, if no specific fixed price amount is agreed upon for a particular Production CR, Amdocs will charge Sprint and Sprint will pay Amdocs for all of Amdocs’ efforts performing such Production CRs at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 7 of this Schedule D2 will apply with regard to Amdocs’ development efforts of the Production CRs).

(2)

In addition, in the event that an Impact Assessment Document is created by Amdocs for a particular Production CR pursuant to the Fast Track Procedure and Sprint then decides not to proceed with development of that Production CRs (either at all or a decision is made to include such development within an Additional Release), then Sprint will pay Amdocs for the efforts spent in producing the Impact Assessment Document up to the maximum amount (if any) of Additional Services hours at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 7 of this Schedule D2 will apply with regard to such payment). If a decision is made to include such development within an Additional Release then, for avoidance of doubt, Amdocs will not be able to charge Sprint as part of that Additional Release for Services and Deliverables already charged for pursuant to the procedures set forth in this paragraph for Production CRs. For avoidance of doubt, the Additional Services

Order for the Additional Release to which such development is moved may reflect any incremental development costs associated with such development as a result of including such development as part of the Additional Release.

12.	Customer Invoices. Upon Sprint’s request, Amdocs will retrieve from the Data Center archives, and provide to Sprint within five (5) business days of Sprint’s request, any customer invoice designated by Sprint. The first [**] of such invoices in a calendar year will be provided to Sprint at no additional charge. Any invoice above the initial [**] will be provided to Sprint for a fee of $[**] per invoice.

13.	General Terms and Assumptions. Amdocs prices are charged and paid in US Dollars.

Annex A

Reimbursable Expenses Structure

1.	Travel and Living Expenses

1.1.	Travel from St. Louis, MO, U.S.A.:

Destination:	Daily Living Expenses:		Airfare:
Israel/Cyprus/[**]	US$ [**	]	See 1.5 below
Overland Park	US$ [**	]	US$ [**	]
Reston	US$ [**	]	US$ [**	]
Atlanta/Denver	US$ [**	]	US$ [**	]
Champaign	US$ [**	]	US$ [**	]

1.2.	Travel from Champaign, IL, U.S.A.:

Destination:	Daily Living Expenses:		Airfare:
Israel/Cyprus/[**]	US$ [**	]	See 1.5 below
Overland Park	US$ [**	]	US$ [**	]
St. Louis	US$ [**	]	US$ [**	]
Atlanta/Denver	US$ [**	]	US$ [**	]
Reston	US$ [**	]	US$ [**	]

1.3.	Travel from Reston, VA, U.S.A.:

Destination:	Daily Living Expenses:		Airfare:
Israel/Cyprus/[**]	US$ [**	]	See 1.5 below
Overland Park	US$ [**	]	US$ [**	]
Champaign	US$ [**	]	US$ [**	]
St. Louis	US$ [**	]	US$ [**	]
Atlanta/Denver	US$ [**	]	US$ [**	]

1.4.	Travel from Overland Park, KS, U.S.A.:

Destination:	Daily Living Expenses:			Airfare:
Israel/Cyprus/[**]	US$	[**	]		See 1.5 below
Champaign	US$	[**	]	US$	[**	]
St. Louis	US$	[**	]	US$	[**	]
Atlanta/Denver	US$	[**	]	US$	[**	]
Reston	US$	[**	]	US$	[**	]

1.5.	Whenever Amdocs will utilize its employees or Subcontractors’ employees who are located at sites other than St. Louis, Champaign, Overland Park, or Reston, Sprint will reimburse Amdocs for travel expenses in the amount specified for a round trip from Overland Park, KS to the Sprint site.

2.	Details of Expenses

The Daily Living Expenses and the Airfare, as stated above, are comprised of the following:

2.1.	Airfare:

•	The airfare cost to the specified site is an economy class airfare, the terms of which are in accordance with Amdocs’ company policy and procedure.

2.2.	Per diem Expenses:

According to Amdocs’ company policy, the current per diem expenses are (not to exceed):

Within the United States	US$	[**	]
Israel/Cyprus	US$	[**	]
[**]	US$	[**	]

2.3.	Hotel:

The average hotel cost per night, per each site, is as follows:

Israel/Cyprus	US$	[**	]
[**]	US$	[**	]
Overland Park	US$	[**	]
Reston	US$	[**	]
Champaign	US$	[**	]
Atlanta/Denver	US$	[**	]
St. Louis	US$	[**	]

2.4.	Car Rental and Transportation

The average car rental cost, together with additional transportation costs which may be required, for each site, is as follows:

Israel/Cyprus	US$	[**	]
[**]	US$	[**	]
Overland Park	US$	[**	]
Reston	US$	[**	]
Champaign	US$	[**	]
Atlanta/Denver	US$	[**	]
St. Louis	US$	[**	]

2.5.	Total Daily Living Expenses:

Destination	Per diem			Hotel			Transportation			Total
Israel/Cyprus	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
[**]	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
Overland Park	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
Reston	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
Champaign	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
Atlanta/Denver	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]
St. Louis	US$	[**	]	US$	[**	]	US$	[**	]	US$	[**	]

3.	All the above mentioned prices are inclusive of currently known tax.

4.	The above-mentioned prices will be updated once a year, subject to review of the then current applicable expenses and agreement between the Parties regarding the updated amounts, based upon the above review.

5.	Travel and living expenses in association with Prepaid Services will be reimbursed to Amdocs in accordance with the provisions of this Annex A up to an annual maximum of [**] Dollars ($[**]) per year during the Term. In no event will Sprint be required to reimburse Amdocs for travel and living expenses under this Section 5 in excess of [**] Dollars ($[**]) per year during the Term

6.	Exclusive of the separate reimbursement for travel and living expenses paid in association with Prepaid Services as outlined in Section 5 above, in no event will Sprint be required to reimburse Amdocs for other travel and living expenses hereunder in excess of [**] Dollars ($[**]) per year during the Term.

7.	It is agreed between the Parties that upon reaching [**], an additional [**] dollars ($[**]) will be added to the travel and living expenses cap, as outlined in this Agreement, Schedule D2, Annex A, Section 6.

8.	Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report on (in a form to be agreed by the Parties), and supporting documentation for, such expenses on a monthly basis to Sprint’s Non-Executive Key Personnel; and (ii) Sprint’s Non-Executive Key Personnel reasonable approval of such expenses, based on his/her review of such report and supporting documentation.

Annex B

Amdocs’ Generic Products

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

[**]

Annex C

Existing MVNO Customers

Partner ID	Reseller ID		MVNO Customer Name		Creation Date
[**]	[	**]	[	**]	[	**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 5 pages were omitted.

Annex D

Examples of MSF

Calculation

Example 1 – Include this Subscriber for Sprint invoicing in May and June, but not in July.

Example 2 – Include this Subscriber for Sprint invoicing in May, June, AND July.

Annex E

[**]

Annex F

Subscriber States

Status	Definition and Main Characteristics	Allowed	Not Allowed

Active	A Subscriber who purchases and activates a handset, or who reactivates or replenishes his subscription and changes from any of the other eligible statuses to active.	Can perform standard activities, e.g. place and receive calls, consume data services, PTT, Self Service, replenish, activate vouchers

Expired	A Subscriber depleting his balance (zero balance) or having his balance swept (expired), and not otherwise permitted to consume network services.	Self Service, replenish, activate vouchers, attempt to place calls but not complete	Data services; Messaging services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC)

Suspended	A Subscriber that requested temporary suspension of network services, or was temporarily suspended by Sprint from receiving network services.	Call care to reactivate. May retrieve original phone number and balance back (must be done via call to Call Center)	Data services; Messaging services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC) Self Service, Replenish, Activate Vouchers)

Cancel	A Subscriber that was previously expired and did not replenish during the expiration interval. All services barred at the switch. At the end of a 45 days interval such Subscriber is archived.	Call care to reactivate. Technically possible to retrieve original phone number but not typically done (must be done via call to Call Center); swept balance unavailable.	Data services; Messaging services; PTT; Call completion (except calls to the Care IVR and Call Centers which will not be seen at the Amdocs OLC) Self Service, Replenish, Activate Vouchers

Archived	Information is kept offline for historical records	None	Any type of activity

Exhibit 1: [**]

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Exhibit 2: [**]

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Exhibit 3: [**]

[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted.

Schedule E

Data Centers

Location 1:	2109 Fox Drive Champaign IL 61820 [**]

Location 2:	[**]

Location 3:	[**]

The list of the environments for each Data Center:

Champaign (Location 1)

[**]

(Location 2)

[**]

(Location 3)

[**]

If Amdocs requests to move an existing environment listed above to a new Amdocs location, Amdocs will give prior written notification to Sprint before such a move and may not implement the change until Sprint written approval is obtained, such approval not to be unreasonably withheld.

Amdocs shall provide a notification of at least [**] days and will try to provide such notification [**] days prior to the move date. Amdocs will share with Sprint the move plan, timeline and risks of such a move.

SCHEDULE G

Key Personnel and Steering Committee

SPRINT

Name	Title	Key Executive Personnel	Steering Committee

[**]	[**]	[**]	[**]

[**]	[**]		[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

AMDOCS

Name	Title	Key Executive Personnel	Steering Committee

[**]	[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

1

SPRINT

Title	Description	Key Non-Executive Personnel

[**]	[**]	[**]

[**]	[**]	[**]

AMDOCS

Title	Description	Key Non-Executive Personnel

[**]	[**]	[**]

2

Schedule I

Exit Fee Computation

The Exit Fee for [**] except with respect to Additional Services for which any separate Exit Fee (if any) is set forth in the applicable ASO (Additional Services Order) shall be as specified in the table below:

[**]	Amount (US $)
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]

1

SCHEDULE J

DIVERSITY POLICY

1.0	DEFINITIONS

“Certified Diverse Supplier” means a supplier that has been certified by a qualified independent third-party agency as one or more of the following:

¡	Woman-owned business	¡	Minority-owned business

¡	HUBZone business concern	¡	8(a) business concern

¡	Service-disabled veteran-owned business	¡	Veteran-owned business

¡	Small business (US Small Business Administration certification only)	¡	HBC/U (Historically Black Colleges & Universities)

		¡	Small disadvantaged business

“Utilization Requirements” means the target percentages for Amdocs’ use of Certified Diverse Suppliers in providing products and Services.

2.0	SCOPE

This Schedule J sets forth Sprint’s supplier diversity policy and Amdocs’ obligations under that policy, including Amdocs’ use of Certified Diverse Suppliers and the regular reporting of such use.

3.0	POLICY

Sprint’s supplier diversity policy requires that Certified Diverse Suppliers will have the maximum practicable opportunity to participate in providing products and Services to Sprint to the fullest extent consistent with efficient contract performance.

4.0	AMDOCS’ GOOD FAITH EFFORTS

Amdocs’ failure to use good faith efforts to comply with this Schedule, including Amdocs’ failure to provide quarterly reports or to cooperate in any investigation conducted by Sprint of Amdocs’ performance under this Schedule (as agreed to herein below), will be considered a material breach by Amdocs of this Agreement. If Sprint reasonably determines that Amdocs has not made good faith efforts (i.e. willfully or intentionally failing to comply with its Diversity Plan) to comply with any provision of this Schedule, Sprint will provide written notice that Amdocs is in material breach of this Agreement. For the avoidance of doubt, where Amdocs has executed Commercially Reasonable Efforts to achieve its Utilization Requirements as set in Section 7 to this Schedule, failure by Amdocs to reach its Utilization Requirements shall not be considered a Default or a breach of the Agreement or this Schedule.

5.0	AMDOCS’ REQUIREMENTS

Amdocs agrees to cooperate in any studies or surveys that may be conducted by Sprint representatives or federal or state agencies to determine the extent of Amdocs’ compliance with this Schedule, in so far as they are obligated by the applicable law and regulations.

6.0	AMDOCS DIVERSITY PLAN

6.1.	Within 30 calendar days of the Effective Date, Amdocs will provide Sprint with a strategic supplier diversity subcontracting plan outlining the methodology to be used by Amdocs to meet its contractual obligation to Sprint regarding the use of Certified Diverse Suppliers (“Diversity Plan”).

6.1.1. Amdocs’ Diversity Plan must, at a minimum, address the following:

(a)	Amdocs will fairly consider Certified Diverse Suppliers for use as Amdocs’ subcontractors and vendors under this Agreement.

(b)	Amdocs’ Utilization Requirements.

(c)	Records documenting (i) procedures adopted by Amdocs to comply with this Schedule, including the establishment of a Certified Diverse Suppliers source list; (ii) awards made to Certified Diverse Suppliers on the source list; and (iii) specific efforts to identify and award contracts to Certified Diverse Suppliers.

(d)	Name and contact information of Amdocs’ liaison manager designee responsible for interfacing with Sprint’s supplier diversity department and administering Supplier’s Diversity Plan.

7.0	UTILIZATION REQUIREMENT

Amdocs must make Commercially Reasonable Efforts to meet the targeted diversity vendor spend of [**] annually or over the term of the Agreement of Amdocs’ revenues from this Agreement, via the use of First, Second and Third Tier vendor arrangements. The above target will be gradually increased from the above [**] percent ([**]%) to [**] percent ([**]%) by no later than the year [**]. Amdocs will satisfy the Utilization Requirement through the use of Certified Diverse Suppliers and may include all or part of its subcontractors who do not provide services or deliverables under this Agreement in calculating its aggregate Certified Diverse Supplier procurement spend for this Agreement. The Utilization Requirement calculation is based on GAAP revenue and expense.

In this Schedule J:

•

“Commercially Reasonable Efforts” are defined as those business activities that allow Amdocs to successfully meet its commitments to Sprint under this Schedule in the most timely, efficient, and cost effective manner possible, while still actively promoting the use of Certified Diverse Suppliers.

•

“First Tier” arrangements are defined as situations in which Amdocs directly contracts with Certified Diverse Suppliers for goods and services directly used in meeting the requirements of Sprint contained in the Agreement.

•

“Second Tier” arrangements are defined as situations in which Amdocs directly contracts with Certified Diverse Suppliers for goods and services in the normal course of business, but that are not directly used to meet the requirements of Sprint contained in the Agreement.

•

“Third Tier” arrangements are defined as situations in which Amdocs is allowed “credit” for goods and services that although they were not directly purchased from a Certified Diverse Suppliers by Amdocs, itself, they were purchased by vendors to Amdocs, pursuant to meeting the needs of Sprint contained in the Agreement. An example of a “Third Tier spend” would be Amdocs requirement that the general contractor used to build a new data center for Sprint use Certified Diverse Suppliers for a portion of its contract with Amdocs.

8.0	REPORTING

8.1.

Amdocs will, within [**] of the end of each [**], submit [**] reports detailing its use of Certified Diverse Suppliers to meet the Utilization Requirement under this Agreement. Amdocs will submit these reports in a reasonable Sprint-specified format. The reports will be electronic and must include: (1) the total amount of invoices, expressed in dollars for payment by Sprint to Amdocs, for Services and Deliverables under this

Agreement; (2) Payments made to a Certified Diverse Supplier for the Services and Deliverables provided under this Agreement (2nd and 3rd Tier), the total amount, expressed in dollars, during that [**]; and (3) the total amount, expressed in dollars, which includes Amdocs’ indirect 2nd and 3rd Tier spend. .

8.2.	Before the Effective Date, Amdocs must register at the following Sprint website: www.sprint.com/supplierregistration. The terms and conditions of the above website shall not affect Amdocs’ undertakings in this Schedule J and shall be governed by the provisions of the Agreement (i.e. in case of inconsistency between the provisions of the Agreement and the provisions set in the above website, the provisions of the Agreement shall apply). A Sprint-approved list of independent third-party agencies for certification purposes can be found at this website.

Schedule K1, Section 1

SCHEDULE K1

Legacy Services

This Schedule K1 outlines the Legacy Additional Services that are ongoing and will continue to be provided by Amdocs to Sprint under the Agreement and pursuant to its terms (including, without limitation, this Schedule K1) until January 31, 2014 (with some or all Legacy Additional Services potentially continuing thereafter under Schedule K2 to the Agreement). Capitalized terms used herein not otherwise defined herein will have the meanings set forth in the Agreement. This Schedule K1 is divided into two separate sections:

Section 1 of this Schedule K1 addresses Legacy Additional Services which will be solely funded through the Monthly [**] outlined in the Agreement and Schedule D1 (Charges).

Section 2 of this Schedule K1 addresses Legacy Additional Services Amdocs which will be funded [**] Monthly [**] outlined in the Agreement and Schedule D1 (Charges), funding therefor occurring with each specific Service (i.e. additional payment by Sprint to Amdocs will be required with the provision of each such Service).

1

Schedule K1, Section 1

Section 1 – Legacy Additional Services Funded [**] Monthly [**]	3

Section 2 – Legacy Additional Services Funded [**] Monthly [**]	4

Legacy Service 2.1 – [**]	5

Legacy Service 2.2 – [**]	12

Legacy Service 2.3 – [**]	15

Legacy Service 2.4 – [**] Support	21

Legacy Service 2.5 – [**]	23

Legacy Service 2.6 – [**]	25

Legacy Service 2.7 – [**]	26

Legacy Service 2.8 – [**] Support	30

Legacy Service 2.9 – [**])	34

Legacy Service 2.10 – [**] Resources	38

Legacy Service 2.11 – [**]	40

Legacy Service 2.12 – [**]	41

Legacy Service 2.13 – [**] Maintenance	43

Legacy Service 2.14 – [**] Encryption	44

Legacy Service 2.15 – [**]	45

Legacy Service 2.16 – [**] Support	46

Legacy Service 2.17 – [**] Support	47

Legacy Service 2.18 – [**] Support	49

Legacy Service 2.19 – Scoping Team	58

Legacy Service 2.20 – Direct Connect	72

2

Schedule K1, Section 1

Section 1 – Legacy Additional Services Funded [**] Monthly [**]

Reserved

3

Schedule K1, Section 1

Section 2 – Legacy Additional Services Funded [**] Monthly [**]

The Services listed in this Section 2 will continue to be provided by Amdocs to Sprint with the funding for such Services to be provided via payment therefor by Sprint to Amdocs per the fee noted in each Legacy Service.

4

Schedule K1, Section 2

Legacy Service 2.1 – [**]

2.1.1 – Description of Service

Amdocs will provide Sprint with the following services:

Process Descriptions (see section 2.1.2 for details)

[**]

2.1.1.1 – Support

Amdocs will provide Sprint with the following support:

One Amdocs specialist encompasses activities required to service the operational [**] installed as part of the Legacy Services provided under this section. Support encompasses activities, such as, but not limited to, [**] and [**] of the [**] including “[**]” [**], [**], and [**] and [**].

2.1.1.2 – Outsourcing Services

Amdocs [**] the software product and provide support to monitor, repair and maintain the software and its associated hardware. Amdocs will operate the Customized Product which includes [**] and operating such Customized Product. This includes one high availability production and one non-production environment.

•	The non-production environment will be used for User Acceptance Testing and production fixes.

•

The [**] will be located and operated out of Amdocs’ Data Center in Champaign, Illinois. All hardware and Third Party software components will be located in Champaign, Illinois. All such required hardware and software licenses will be [**] Amdocs (for the avoidance of doubt, including the software components known as [**] and [**]). In addition, Amdocs will provide a Disaster Recovery Plan (DRP) site, as a backup environment in a Disaster Recovery mode, as follows:

2.1.1.3 – License

Amdocs grants a [**] license to Sprint, for the use of the [**], per the terms set forth in the Agreement. Sprint, at its discretion, will purchase a license for the reporting software tool known as [**] (or any compatible tool if agreed upon between the parties) and Amdocs will not be responsible for such software tool.

2.1.2 – Process Descriptions

2.1.2.1 – [**] End Of Day Process

The chart in Section 2.1.2.6 of this document illustrates the timing of the [**] with which Amdocs will comply while performing the Services outlined in the this Legacy Service 2.1.

1.	[**] Process – General Description

The general [**] process consists of two (2) major extracts:

•	[**]

•	[**]

5

Schedule K1, Section 2

Each extract has several internal sub-processes, identified below.

2.	[**]

The [**] extract process is performed by Amdocs on the basis of [**] frequency following the [**] stage for each account (Billing Account Number or BAN), according to its [**].

[**]

3.	[**]

All [**] that are not sent to [**] will be extracted on a [**] basis in accordance with these processes:

Extract Processes

•	After the completion of [**].

•	The [**] extract flow process is performed on a daily basis as a result of combining the [**] and [**] extract processes.

•	Time dependent process – The next [**] split process after the specific bill cycle confirmation is run at a given time of day [**].

•	[**] is defined as the cut-off time. Once a [**] is finalized by the cut-off time, the [**].

•	[**]. The return score list file is currently returned by [**].

Example:

1.	[**] is approved on [**]

The next [**] split process will run on [**]; therefore the [**] extract starts at [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

2.	[**] is approved on [**]

The [**] extract starts on [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

4.	End to End [**] Flow

•	For the end-to-end [**] flow process described above, the overall flow is dependent upon agreement between Amdocs and [**]. Amdocs will be open to changes in scheduling based upon Sprint’s requests.

•	[**]. Exceptions [**]can be made based upon mutual agreement between Sprint and Amdocs.

•	The number of bill cycle confirmations in one day does not affect the duration of the end-to-end process specified above.

6

Schedule K1, Section 2

Example – [**]:

[**] is approved on [**]:

The next [**] split process is run on [**]; the [**] extract starts on [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

5.	Contingency Plan

•	If for any reason the data file for the score is not available for loading into [**], then the following will occur:

–	The [**] process will use the [**], and

–	The above also applies to [**].

•	[**].

•	In the event of a failure, Amdocs will notify Sprint through the open ticket mechanism.

2.1.2.2 – [**] Process Description

The [**] is produced on a [**] basis as a result of the [**] process from the [**] storage to the [**].

The general [**] process consists of two (2) major processes:

•	[**]

•	[**].

1.	[**]

•	This process starts [**] during [**], on the [**] as the Sprint customer database extraction [**] to the [**] storage and adheres to the existing maintenance window schedule as approved by Sprint.

•	The process is completed once the [**] are updated and the [**] is also updated with data from the previous day(s). [**].

2.	[**]

•	The [**] reporting [**] process described above, and the Amdocs process, [**], will be available by the [**].

•	Amdocs’ process [**] as defined in the Agreement. An additional [**] is required for these periods of time in addition to the standard [**] processing timeframe described above.

Examples:

1)	[**] is approved on [**]:

The next [**] split process runs on [**]. The [**] extract will start on [**]. The [**] split from [**] to [**] starts on the [**] and the [**] will be available on [**].

2)	[**] is approved on [**]

The next [**] split process runs on [**]; the [**] extract starts on [**]. The [**] split from the [**] to the [**] starts on the [**] and the [**] becomes available on [**].

7

Schedule K1, Section 2

3.	[**]

•	[**].

•	[**].

•	In the event of a failure, Amdocs will notify Sprint through the open ticket mechanism.

•	Amdocs and Sprint will agree on the process by which Sprint approves the refresh (re-boot) of the [**] data for this these specific cases.

2.1.2.3 – [**]

a)	Description

As part of the [**] scope, Sprint requires the ability to load various [**] into the [**].

b)	[**]

•	Sprint will provide Amdocs with a minimum of [**] days’ notice for all new [**].

•	[**].

c)	[**]

•	It is possible for the [**] files of up to [**] be loaded on the [**]. It is also possible that more than [**] from the same source will be loaded on the [**].

•	The entire [**] will have the same file structure and format regardless of whether it is for [**] or several.

•	The total of the files will not exceed [**].

•	Sprint is responsible for submitting the files to Amdocs CMI in the mutually agreed-upon structure and format.

•

The cut-off time for loading the file and embedding it in the [**] is [**]. If the cut-off time is not met, then the process will be postponed by [**]. This does not include [**] defined in the Agreement. Where the [**] are submitted during the [**], the file will be loaded in the [**] by [**].

•	If for any reason the [**] flow process is not run on the [**] upon which the request for the [**] to be loaded is made, then the process will be postponed by an additional [**].

2.1.2.4 – Process for Updating (Add/Change/Delete) a [**] Dimensions and/or Measures

A change in the [**] reporting is defined as one of the following:

•	Adding a dimension or measure to one [**] according to the content of the [**] tables.

•	Adding a dimension or measure to one [**] on the basis of the external reference data table.

•	Removing a dimension or measure from one [**].

•	Changing the definition of an existing dimension or measure in one [**].

8

Schedule K1, Section 2

1.	Rules

Sprint can request a total of up to [**] changes (additions and/or removals and/or replacements) per [**] and Amdocs will make the changes within [**] of receipt of such request.

2.	Restrictions

[**]

3.	Submission of [**] Changes

Amdocs and Sprint will review and agree upon a process for Sprint’s submission of [**] changes/modifications to Amdocs.

2.1.2.5 – Additional Trigger Procedures

An element of the integration between [**] and [**] is the implementation of triggers. These triggers improve the automatic collection treatment process by automatically accelerating the collection treatment. The addition of future additional triggers is anticipated and could happen with some frequency.

In general, Amdocs will evaluate future additional trigger requests for level of effort and the related solutions.

9

Schedule K1, Section 2

2.1.2.6 – [**] Process Timeframe

The [**] process timeframe is outlined in Exhibit 1:

[**]

Exhibit 1

2.1.3. Fees and Payments:

2.1.3.1 Outsourcing Services

Sprint shall pay Amdocs a monthly outsourcing fee as noted in Table 2.1.3.1 :

Table 2.1.3.1.:

Number of Subscribers	Fee per Subscriber ([**])

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

10

Schedule K1, Section 2

2.1.3.2 Professional Support Services

Sprint will pay Amdocs for one resource performing professional support services at a [**] fee of $[**]. Effective January 1, 2013, this fee will be adjusted by [**]%. Effective January 1, 2014, this fee will be further adjusted by [**]%.

2.1.3.3 Credit Analysis Maintenance Services (as defined in Section 2.1.1.2).

A fixed amount of $[**], to be paid in advance in [**] to be invoiced on [**]. For the period from [**], a prorated invoice of $[**] will be issued on [**].

2.1.4. Subscriber Definition

Subscriber definition for the purpose of providing Outsourcing Services relating to the Credit Analysis Management Customized Product under this Service: Any Subscriber billable for purposes of MSF, as defined in the Agreement, and utilizing [**] services.

2.1.5. Duration:

Sprint may elect to continue to obtain such Services on a [**] basis. Sprint agrees to provide to Amdocs at least [**] prior written notice of a decision not to continue to receive such Services.

11

Schedule K1, Section 2

Legacy Service 2.2 – [**]

2.2.1 – Description of Service

2.2.1.1 – Core Services

Amdocs will provide ongoing maintenance and support for [**] and [**] for the [**]. Detailed roles and responsibilities are incorporated in Schedule B of this Agreement.

2.2.1.2 – Service Detail

This service will include the following [**] enhancements defined in Table 2:

Table 2:

Scope
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

a)	General responsibilities will include the following tasks:

i.	Amdocs will furnish and pay for [**] labor, materials, services, tools, equipment. and other resources (including, without limitation, computer resources) necessary to perform the above referred to Legacy Services, except as otherwise expressly specified in this Legacy Service 1.2

ii.	Amdocs will host the applicable software products and will provide support to monitor, repair and maintain the applicable [**] software products and associated hardware. Amdocs will operate the [**] applications as an outsourced service. This includes [**] high availability production environment and no less than [**] non-production environments (e.g., test environment, failover environment)

iii.	As described in Section 7.9 of Schedule B, Amdocs will provide [**] support for [**] activities on a [**] basis with [**] response for [**], including:

[**]

For the avoidance of doubt, and as described in Section 7.9 of Schedule B, Sprint will assume responsibility for performing [**] ongoing support, including:

[**]

12

Schedule K1, Section 2

iv.	Sprint will continue to have full responsibility for operations and maintenance of [**]. As described in this Section 2.2.1.2.Sprint will manage the [**] support activities of.[**] that relate to [**] operations and maintenance and Amdocs will handle [**] support activities and all the [**] operation including error management.

v.	During the term of this Legacy Service, Sprint will work to identify procedures and internal funding to ensure continuous access by Amdocs to the [**] lab. Sprint agrees that lack of continuous access could adversely affect the quality of production fixes.

vi.	The Amdocs [**] team will communicate with other Sprint and Amdocs applicable teams

2.2.1.3 – Availability of Operations and Maintenance Support Team

Amdocs will provide [**] operational and maintenance staff support dependent on [**]. Only [**] tickets will be supported in accordance with Schedules B and C.

2.2.1.5 – New Products and Technologies

To be covered as part of Schedule B of the Agreement. Sprint may request information from Amdocs in order to determine whether it desires to have new provisioning-related products and technologies implemented by Amdocs.

2.2.1.6 – Continuous Improvement and Optimization

Amdocs will present and review any improvement plans as part of the monthly supplier management review.

2.2.2 Fees and payments:

Sprint will pay Amdocs for the Additional Services described in Section 2.2.1 as follows:

For any month Sprint elects to utilize the [**] service, Amdocs will charge Sprint a [**] fee, starting with the [**] of this Schedule K1 and each such [**] after that, as per the Table 3 below through January 31, 2014:

Table 3

Number of Subscribers	[**] fee

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

13

Schedule K1, Section 2

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

2.2.3 Duration:

In the event Sprint elects to utilize [**] services (other than via Amdocs), Sprint will provide at least [**] prior written notice to Amdocs of such election and the Parties shall meet to discuss any modifications to the Agreement that may be required as a result of such election.

14

Schedule K1, Section 2

Legacy Service 2.3 – [**]

2.3.1 – Description of Services

2.3.1.1 – Services Overview

Per Sprint’s requests and in accordance with agreed upon task plans, Amdocs will execute for Sprint the [**] in the [**] in the same manner as executed by Amdocs in the production environments for the following back end [**] systems, as further described herein:

1.	The above mentioned activities will be provided for the following applications for the [**] platforms:

[**]

2.	The above mentioned activities will be provided for the following applications only for the [**]:

[**]

3.	The above mentioned activities will be provided for the following applications only for the [**]:

[**]

2.3.1.2 – Services Detail

This section details by functional area the [**] Amdocs will support Sprint in running. Amdocs will execute all environments reboot activities frequency and will run the [**] as defined in Section 2.3.3 (Sample [**] Request Form)

[**]

The following are the backend [**] processes for [**].

The activities in this Section 2.3.1.2(a) are to support the [**].

[**]

The following are the backend [**] processes for [**].

The activities in this Section 2.3.1.2(b) are to support only the [**] platform:

[**].

[**]

Execute the full [**] map in all environments that includes jobs associated with [**]. Amdocs to perform all catch up [**] in environments to match up to the logical date that the environment initially provided. Amdocs will assume responsibility of maintaining the [**] to support the [**] cycles and the cycle control tables in [**] and [**]. The activities in this Section 2.3.1.2(c) are to support [**] platforms.

•	Request Parameters

15

Schedule K1, Section 2

The scheduled date time for the [**] run will be planned upfront for the planned [**] runs. Based on the planned [**] cycles that the ET team will provide Amdocs, ET will publish a [**] calendar. This will enable the team to get ready with the data set up before the scheduled run.

[**]

All input files or data required needed for running the [**] needs to be provided by ET. E.g. the [**].

[**]

The following are the back end [**] that need to be executed: [**].

The activities in this Section 2.3.1.2(d) are to support [**] platforms.

[**]

Execute the [**] and [**] daemons.

The following activities in this Section 2.3.1.2(e) are to support [**] platforms:

[**]

The following activities in this Section 2.3.1.2(e) are to support [**] only:

[**]

[**]

Process [**] such as [**] are required for this area. Additionally, all jobs and processes to support [**]. The activities in this Section 2.3.1.2(f) are to support [**] platforms.

[**]

The following are the backend [**] processes for [**].

The following activities in this Section 1.3.1.2(g) are to support [**] platforms:

[**]

The following activities in this Section 2.3.1.2(g) are to support [**] platform only:

[**]

[**]

The following are the back end [**] for [**].

The activities in this Section 2.3.1.2(h) are to support [**] platforms.

16

Schedule K1, Section 2

[**]

[**]

The activities in this Section 2.3.1.2(i) are to support [**] platforms.

[**]

Amdocs to support the following daemons are functionality within the [**].

Additionally, Amdocs will need to execute the [**].

The activities in this Section 2.3.1.2(j) are to support [**] platforms.

[**]

The [**] need to be processed for [**].

The following activities in this Section 2.3.1.2(k) are to support [**] platforms and the Job Names are:

[**]

The following activities in this Section 2.3.1.2(k) are to support [**] platform only and the Job Names are:

[**]

The following [**] need to be supported by Amdocs within the [**] and to support [**] platforms:

[**]

The following [**] need to be supported by Amdocs within the [**] and to support [**] only:

[**]

[**]

The following are the [**] processes: [**]

[**]

The activities in this Section 2.3.1.2(l) are to support [**] platform only.

2.3.1.3 – Other Specifications

Table 3 describes the maximum frequency of running the [**]:

Table 3:

[**] Name	Environment	Frequency
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

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Schedule K1, Section 2

For other areas the frequency is by request and job execution will be done during availability hours mentioned above [**].

Table 4 describes the maximum frequency of running the [**].

Table 4:

[**] Name	Environment	Frequency
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

*	Sprint can request up to [**] additional [**] per Release by providing [**] advance written notification before the beginning of the Release’s [**] period. If this request is provided less than [**] before the beginning of the Release’s [**] period, Sprint and Amdocs will mutually discuss and agree upon a time frame. The environment capacity supports up to [**]. There will be no change to the environment capacity, unless one of the following assumptions is changed:

1.	An increase to the volume capacity will impact the file system and will require additional environment capacity.

2.	No more than [**] run simultaneously.

3.	An increase to the billing files, invoices or PDF images will impact the file system and will require additional environment capacity.

2.3.3 – Sample [**] Request Form

The [**] Request Form is documented in Exhibit 2:

[**]

Exhibit 2

2.3.4 – Release True-Up

The parties agree that the [**] value set forth in Table 1 for [**] services reflects the cost of services for a year in which [**] software releases are implemented; therefore, a mechanism to compensate the Parties when a year has only [**] releases or [**] releases is necessary to ensure accurate charges. Table 2.3.4.2 reflects the true-up values to each party.

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Schedule K1, Section 2

Table 2.3.4.1

Values for the Number of Releases for True-Up

[**]	[**]	[**]

[**]	[**]	[**]

Table 2.3.4.2

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

In the case where Sprint is [**] amount because of a year in which only [**] releases were defined, [**] which will be applied evenly throughout the year. [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

In the case where a payment is due to Amdocs because of a year in which [**] releases were defined, Sprint will [**] through the monthly invoice and the [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

2.3.5 Fees for [**]

Fees for each calendar year, starting with the effective date of this Schedule K1, will be determined according to the following table:

Table 5

Price per Release ($)			Annual Price ($)

[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]

Table 5 will remain in effect through [**] under the assumption that [**] production occurs prior to [**]. In the event that [**] production goes beyond [**], the Parties will discuss in good faith how to prorate the charges.

2.3.5.1 Cost for [**]

Costs in Table 5 assume [**], as described in Table 3 and Table 4. Each additional [**], up to [**] additional [**], will cost Sprint an additional [**] dollars ($[**]). In case of an increase in the environment capacity, the Parties will mutually agree on the applicable costs.

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Schedule K1, Section 2

2.3.5.2 Cancellation for [**]

Sprint has the ability to cancel up to [**] by providing [**] advance written notification before the beginning of the Release’s [**] period. Any unused individual [**] would be credited back [**] dollars ($[**]).

2.3.5.3 Fee Adjustment and Cancellation of Services

Effective January 1, 2013, the fee in Table 5 will be adjusted by [**]%. Effective January 1, 2014, the fee in Table 5 will be further adjusted by [**]%.

Should Sprint choose to terminate these Services for convenience pursuant to the provisions of the Agreement, the fees shall be prorated to the end of the impacted Release. The impacted Release will be determined based on the end of the notice period.

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Schedule K1, Section 2

Legacy Service 2.4 – [**] Support

2.4.1 – Description of Services

2.4.1.1 – Core Services

Amdocs will provide on-going maintenance for the [**] production support environment.

Under this service, Amdocs will provide on-going maintenance of the [**] production support environment for Sprint data only through the performance of the following services:

•	Support of the environment will be [**]. This should reflect a time stamp of [**] after the Ensemble Production environment becomes available.

•	Provision of the resources to maintain both the hardware and the software needed to manage the environment.

•	Maintenance and support of the environment will be performed by Amdocs as follows:

•	Amdocs will provide a copy of the Ensemble [**] and [**].

•	Amdocs will provide disk space to match the growth of the production customer database at no additional charge to Sprint. Any additional disk space will be supplied by Sprint.

•	Amdocs will provide access to the UNIX command lines. SQL access and [**] access is required and such applications will be compatible for access with the most recent version made available.

•	Amdocs will limit security for the environment to the [**] and Data Management teams; the assumption is that no other groups will require access to this environment [**].

•	Amdocs will provide full refresh of Ensemble tables, daily, to include all production tables (applications, references and operational), and the following [**].

•	Amdocs will perform full refreshes daily, and these will be completed, and the environment made available [**] after the Ensemble production environment becomes available.

•	The refresh will not start until after [**], that is to say it will generally be after [**].

•	Amdocs will provide Sprint with the ability to start the application that initiates the [**] or [**] process.

•	Amdocs will give Sprint the ability to run activities for [**] and any other Amdocs-developed scripts or applications requested by Sprint.

•

Amdocs will support an automated export and import process for all tables created within the environment beyond the Ensemble tables that are replicated from the Production environment. The scripts for the export and import of these temporary tables are owned and maintained by Sprint. Sprint will initiate the export script and Amdocs will tag the import script to the end of the BCV split (refresh) process.

•	Amdocs will send [**] text notification to [**] members (as identified and provided by Sprint) of the success or failure of the replication and export/import process.

•	All new Ensemble Releases and builds will be installed in the [**] production environment within [**] of the production installs unless a prior agreement is made.

•	Amdocs will provide the same level of support for application and data issues as is given today.

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Schedule K1, Section 2

•	Amdocs will provide training for any, and all new applications that are owned by [**] in the production environment for a total of [**] per quarter.

•	DR environment is not included as part of this service

•

On a [**] basis, Amdocs will provide a set of refreshed copies of select [**] tables and files from the [**] production environment into Sprint’s [**] environment. Specific tables and files to be copied will include:

•	Repository files: report completed transactions from [**]

•	Login/logout files: report [**] into [**] and [**] devices

•	Other tables and files to be copied will be predetermined by Sprint and coordinated with Amdocs

•	Amdocs will support the following [**] log file requirements:

•	Amdocs will provide Sprint with access to historic [**] log files. Each log file will be stored in a separate directory

•

Amdocs log files will contain a standard format for each transaction entry in order to enable simple data parsing. Each transaction entry will contain a [**]. Transaction entries should not contain “conversation” data

•	Amdocs will provide Sprint with device format group reference table. Amdocs will provide a refreshed copy of this table on a [**] basis

•	Amdocs will provide to Sprint the ability to view all active [**] queues

•	In the event of a schema change in the production environment, Amdocs will provide schema change documentation no less than [**] in advance of implementation of the change with the exception of [**]

Amdocs will commit to providing [**] support for the [**] provisioning environment similar to that which is provided for the [**] provisioning environment.

2.4.2 Fees and payments

Sprint will pay Amdocs for the Additional Services described in Section 2.4.1, as follows:

•	Annual maintenance of $[**] to be paid on [**]. For the period from [**] to [**], a prorated invoice of $[**] will be issued on [**].

•	[**] to be paid each [**] effective the [**] service expiring on [**].

2.4.3 Duration:

Sprint undertakes to continue to obtain the Services described herein from Amdocs for the period commencing [**] of this Schedule K1. Thereafter, Sprint may elect to continue to obtain such Services on a [**] basis. Sprint agrees to provide to Amdocs at least [**] prior written notice of a decision not to continue to receive such Services.

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Schedule K1, Section 2

Legacy Service 2.5 – [**]

Amdocs will continue to operate and maintain the [**] described in this Section 2.5 with the hardware and software configuration as of the effective date of the Agreement (i.e., no refresh or upgrade to the equipment). Any other new requirements (e.g., additional users/BANS) will be addressed via a separate ASO.

2.5.1 – Description of services

a.	[**] Capacity

Amdocs will support [**] concurrent users for the term of this Legacy Service, as follows:

1.	Environments:

Support the current [**] servers to support [**] and [**] concurrent users per environment for the term of this Legacy Service with the following applications:

[**]

2.	Number of Users:

A total of [**] concurrent physical users for all the [**] and [**] logical users as follows:

•	[**] logical users

•	[**] logical users (required to support launch in context from [**] as requested)

4.	Data

•	All the [**] will have the same set of accounts refreshed from a master database.

•	To support the increase of users per environment, Amdocs will create [**] duplicates of each of the existing master accounts.

•	Each of the [**] will include up to [**] and [**].

•

Amdocs will refresh all reference table data in the [**] with each Release into the production environment as to keep all applications in sync. In the context of this Legacy Service, “reference table data” includes but is not limited to, [**]. New functionality from a Release that exists in production will also be included in the [**] in a Release. Any [**] that directly impact such functionality will be updated in the next Release. In the event that there are no more than [**] Releases in a calendar year then Amdocs will refresh all reference table data after any [**] that directly impact the functionality and stability of the [**]. Creation and/or modification of data not in reference tables, as defined above, and/or customization of new functionality specific to the [**], and/or testing of the new/modified data and functionality by Amdocs will require submission of a Change Request. The Change Request should be submitted by Sprint during the [**] of the Release scope and no later than [**] before the [**] Upgrade provided that the [**] is part of the scoping process. The CR should specify each type of new/modified data required, and each new / modified scenario Amdocs must validate as working per design in the [**]. Standard SLAs for Amdocs response to CRs will apply. It is assumed by the parties that validation testing of all existing (a.k.a., “regression”) functionality by Amdocs will be performed after each Release or build, and will be covered under the regular monthly [**] charged in this Legacy Service.

•	If new functionality requires new simulators or interfaces these will also need to be part of the Release scope as identified by Amdocs.

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Schedule K1, Section 2

b.	Additional Data

1.	Data

•	Amdocs supports up to, and including [**] concurrent users per [**], supporting AM and PM training shifts including [**] duplicates of each of the existing master accounts.

•	Amdocs supports up to, and including [**] and [**] across them with [**] duplicates of each of them.

•	Dynamic Profiling:

Amdocs supports a solution for [**] whereby as users access the [**], they will be able to dynamically select a specific profile (to be defined together with Sprint) to be used for that [**] session.

[**] increases the production like feel of the [**] by providing the users a [**].

For the avoidance of doubt, the [**] services above will be provided for [**] only. The master data set will be available for [**] users.

2.5.2 Fees and payments

Sprint will pay Amdocs for the Additional Services described in Section 2.51 a monthly operation fee of $[**]. The monthly operational fee will be paid at the beginning of each consecutive month effective the date of this Schedule K1 expiring on January 31, 2014. Sprint shall pay the above fees to Amdocs in accordance with Section 5.3.9 of the Agreement.

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Schedule K1, Section 2

Legacy Service 2.6 – [**]

[**]

2.6.1 – Description of Services

2.6.1.1 – Core Services

Amdocs consolidated the existing in-house [**] into the [**] managed in Champaign (i.e., the Product operated and maintained by Amdocs for Sprint under the Agreement). The Amdocs managed service that [**].

Amdocs hosts and operates the [**] for this Legacy Service, and carries out the following with regard to such system:

•	[**]

•	Code maintenance of core product and localizations (as today)

•	Core product patches and upgrades

•	Code maintenance of all interfaces to Sprint applications

•	Release implementation

•	Capacity planning and management

•	Data retention rules established in Schedule V of the Agreement applies also to this Legacy Service.

Amdocs will provide the following environments for the [**]:

[**]

•	[**] For avoidance of doubt, the Parties will discuss in good faith the cost related to any upgrade that will be required in the future.

Sprint will continue to carry out the following with regard to [**]:

[**]

2.6.2 Fees and payments

1.	Monthly payment of $[**] if usage record transactions per day are up to [**] effective the date of this Schedule K1 expiring on January 31, 2014.

Each additional [**] usage record transactions [**] will add $[**] to the above monthly payment.

Charging for any additional blocks of [**] usage record transactions [**] will be triggered in the event that the threshold for a block of [**] transactions is exceeded [**] times in a [**].

2.	Annual maintenance of $[**] to be paid on [**] each year effective the date of this Schedule K1 expiring on January 31, 2014. For the period from [**], 2013 to January 31, 2014, a prorated invoice of $[**] will be issued on [**], 2013.

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Schedule K1, Section 2

Legacy Service 2.7 – [**]

2.7.1 – Description of Services

Amdocs will provide Sprint with the following services for retail Subscribers and will enhance the Customized Products and [**] additional hardware and software in order to reduce the [**].

Amdocs’ part (as described below) in each billing cycle will on average be less than or [**] performance target includes steps 1 to 5, and step 7 (for the avoidance of doubt, excluding step 9 – [**]) of Table 6 of this Legacy Service 2.7. [**], as defined in step 6 and [**] time as defined in step 8 are outside the scope of this Service performance.

In order to verify that Amdocs meets its commitments as described in this section 2.7.1, Sprint agrees that cycles will remain closely balanced in size.

2.7.2 – Grace Period

New billing cycles:

For a period not to exceed [**] from the time when a new retail billing cycle is deployed to production, the [**] performance target defined in this Schedule will be temporarily suspended for that cycle only. The [**] performance target remains in effect for all other retail billing cycles.

[**] billing Cycles:

For a period not to exceed [**] from the time when a group of Subscribers are removed from [**] billing cycle and added to a [**] billing cycle (i.e., [**] billing cycle), the [**] performance target defined in this Schedule will be temporarily [**] for those cycles only. The [**] performance target remains in effect for all other retail billing cycles.

Release upgrades:

The [**] performance target defined in this Schedule will be temporarily [**] for all production retail billing cycles for [**] cycles starting from the first cycle impacted by implementation of a Release.

2.7.3 Billing Cycle Time measurement (Amdocs part):

Each Billing Cycle comprises the following steps: (1) [**] (2) [**], (3) [**], (4) [**], (5) [**], (6) [**], (7) [**], (8[**] and (9) [**]. Refer to Table 5 for a listing of these steps and associated responsible parties.

Table 6:

Responsibilities Table
Steps	Responsible
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

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Schedule K1, Section 2

Start time (“Start Time”) for each Billing Cycle is [**], unless otherwise agreed in writing by the parties. For cycles that start on [**].

Sprint’s audit time is comprised of three pieces; [**], and [**]. Sprint’s audit time starts when qualifying batch [**], and [**] (including all [**] reports) are received by Sprint with zero [**]and zero [**].

All time spent re-running billing cycles, running additional batches or performing full or partial “[**]” due to [**] will be [**] Amdocs’ Billing Cycle Time.

Sprint and Amdocs will agree on which party is responsible for each “[**]”, [**], full or partial “[**]” of bill cycles. If Sprint is responsible for a [**], all hours associated with cycle [**] will be [**]from the total hours.

If Amdocs is responsible, all time spent [**], and full or partial “[**]” of bill cycles will be [**] Billing Cycle Time.

In the event of an Amdocs operational error that occurs during a [**], or full or partial ”[**]” of any Billing Cycle, that is required due to Sprint’s action, then all time spent [**] because of the Amdocs error will [**] total Billing Cycle Time.

Measurement formula: [**].

Measurement period: calendar month.

Sprint will audit and approve bill cycles if either [**] of the Subscribers in a cycle are contained within reporting for the first batch OR [**]% of the Subscribers in a cycle are contained within the first batch and there are no [**] with more than [**] Subscribers. In cases where [**] remain to be corrected after a first batch, Amdocs will also provide an additional full set of audit reports for the subsequent and final batch. (for the avoidance of doubt, approval to print and mail the main bulk of subscriber bills will not depend on [**] the [**] and providing the second set of reports for [**]% of the Subscribers) If issues arise substantially [**] processing time, the parties will agree on a remedy plan based on analysis of the root cause.

2.7.4 Fees and payments:

Sprint shall pay Amdocs for the Legacy Services described in Section 2.7.1 a monthly amount effective the date of this Schedule K1 expiring on January 31, 2014, as follows:

1.	Charges:

Up to [**] Subscribers: monthly fee of $[**] for the Services described in Section 2.7.1 provided that Amdocs has met the target of equal or less than [**] for its responsibilities as reflected in Section 2.7.3 of this Schedule K1.

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Schedule K1, Section 2

Up to [**] Subscribers ([**] described in section 2.7 of this Schedule K1): monthly fee of $[**] for the Services described in Section 2.7.1 provided that Amdocs has met the target of equal or less than [**] for its responsibilities as reflected in Section 2.7.3.

2.	Credits:

a.	In the event that Amdocs has exceeded [**] (i.e. not met its responsibilities), the amounts described in Table 7 below will be deducted from the monthly fee payable to Amdocs under Section 2.7.4) of this Schedule K1.

Table 7:

	Hours	$K/month (Sum Total)

Up to [**] Subs	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

The amount that shall be deducted from the monthly payment to Amdocs will be [**]% of the amount set forth in Table 7 above if Amdocs fails to meet its hours target (i.e., not met its responsibilities).

It is understood that these credits are intended to reflect, to some extent, the diminished value of Amdocs’ Services in such events. These credits are not intended to compensate Sprint for any breach or default by Amdocs under the Agreement, or to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event will these credits be Sprint’s sole and exclusive remedy with respect to any failure of Amdocs to comply with the requirements of this Schedule; provided that any monetary award granted to Sprint with respect to such failure shall be reduced by, but will not be limited to, any such credits paid by Amdocs with respect to such failure.

b.	Up to [**] Subscribers: In the event that Amdocs has exceeded [**], the amounts described in Table 8 (below) will be deducted from the monthly fee payable to Amdocs under Section 2.7.4) of this Schedule K1.

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Schedule K1, Section 2

Table 8:

	Hours	$K/month (Sum total)

Up to [**] Subs	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]
	[**]	[**]

The amount that will be deducted from the monthly payment to Amdocs will be [**]% of the amount set forth in Table 8 above if Amdocs fails to meet its hours target (i.e., not met its responsibilities).

It is understood that these credits are intended to reflect, to some extent, the diminished value of Amdocs’ Services in such events. These credits are not intended to compensate Sprint for any breach or default by Amdocs under the Agreement, or to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event will these credits be Sprint’s sole and exclusive remedy with respect to any failure of Amdocs to comply with the requirements of this Schedule K1; provided that any monetary award granted to Sprint with respect to such failure shall be reduced by, but shall not be limited to, any such credits paid by Amdocs with respect to such failure.

2.7.5 Duration:

Sprint may elect to continue to obtain such Services on a [**] basis. Sprint agrees to provide to Amdocs at least [**] prior written notice of a decision not to continue to receive such Services.

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Schedule K1, Section 2

Legacy Service 2.8 – [**] Support

2.8.1 – Description of Services

2.8.1.2 – Core Services

•	Amdocs will provide [**] hours of [**] support as per the table below.

•	Amdocs will support Sprint applications that interface with the Amdocs applications including, but not limited to [**] during the hours provided per the table below.

•	Amdocs will support the Ensemble applications including, but not limited to [**] during the hours provided per the table below.

•	In case of material change in the number of applications (up or down) the Parties will discuss in good faith the implications to this Legacy Service.

•	During the support hours Amdocs [**] support will handle up to [**] simultaneous bridges to address [**] issues that needs to be resolved

•	Amdocs will support test data creation and data coordination in the [**].

•	Amdocs will provide a single phone number (Hot Line) to contact the [**] support team. This hot line will be active during the support hours.

•	Sprint testing window will be [**].

•	For the Avoidance of Doubt, this Legacy Service includes Amdocs [**] support for [**].

2.8.1.2 – Availability

The support for [**] described in Table 8 above will be available according to the following hours, US Central Time zone, excluding Sprint corporate holidays:

Table 9:

Day	Support Hours	Total Hours
Monday	[**]	[**]
Tuesday	[**]	[**]
Wednesday	[**]	[**]
Thursday	[**]	[**]
Friday	[**]	[**]
Saturday	[**]	[**]
	Total	[**]

[**] are not impacted by the support described above and, for the avoidance of doubt, are not part of this Legacy Service.

2.8.2 – Release True-Up

The parties agree that the [**] value set forth in Table 2.8.2.1 for [**] services reflects the cost of services for a year in which [**] software releases are implemented; therefore, a mechanism to compensate the Parties when a year has only [**] releases or [**] releases is necessary to ensure accurate charges. Table 2.8.2.2 reflects the true-up values to each party.

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Schedule K1, Section 2

Table 2.8.2.1

Values for the Number of Releases for True-Up

[**]	[**]	[**]

[**]	[**]	[**]

Table 2.8.2.2

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

In the case where Sprint is [**] amount because of a year in which only [**] releases were defined, [**]. Sprint will notify Amdocs of the number of releases by [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

In the case where a payment is due to Amdocs because of a year in which [**] releases were defined, [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

2.8.3 Fees and payments:

1.	The Parties agree that this Schedule K1, Section 2.8 is a rate structure for Release related Additional Service Orders (ASOs) and/or Work Authorizations (WAs) defining development services and release support activities to be rendered as part of all future Releases pursuant to separate ASOs and/or WAs.

2.	With respect to the Additional Services described in Schedule K1, Section 2.8, the Parties will agree as part of each Release (in its applicable ASO(s) and/or WAs) on the applicable fees associated with the Additional Services as described in this Schedule K1, Section 2.8 . [**] allocated fees shall be paid pursuant to the provisions of the applicable Release ASOs and/or WAs.

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Schedule K1, Section 2

3.	[**] allocated fees for each Release in a calendar year starting with the effective date of this Schedule K1 and will be determined according to the following table:

Table 10.

Price Per Release ($)			Annual Price ($)

[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]

Table 10 will remain in effect through [**] under the assumption that [**] production occurs prior to [**]. In the event that [**] production goes beyond [**], the Parties will discuss in good faith how to prorate the charges

4.	The aggregate [**] allocated fees for all Releases in a calendar year shall amount to the annual charges agreed to by the Parties and will be based on the number of Releases performed during the calendar year. The Parties will agree on an annual plan (for the following calendar year) no later than [**] each year which will be based on [**] schedule for the following year releases [**] as indicated in the Table 10 above.

5.	The number of Releases for each calendar year, for the purposes of the annual [**] allocated fees calculations based on Table 10 above, will be determined based on the delivery of code to production date.

6.	The Parties agree that [**], the Parties will meet to review the services and to determine if any adjustment is needed.

7.	The [**] support charges within a Release will be provided as part of the Release ASOs and/or WAs.

8.	Sprint can change the annual plan of number of Releases upon [**] advance written notification before the beginning of the [**] of an impacted Release from such notification (e.g. should Sprint decides to cancel the [**] Release in the year, the notification for that should be provided [**] prior to the beginning of the [**] of that Release). In the event of such notification the Parties will agree to a true-up to ensure proper payment to Amdocs or credit to Sprint (e.g. if the annual plan of number of Releases reduced from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year. If the annual plan of number of Releases increased from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year).

9.	Sprint will reimburse Amdocs for all actual travel and associated living expenses of Amdocs personnel incurred and paid pursuant to the Agreement in providing Additional Services hereunder. The total amount of such reimbursement shall not exceed [**] percent ([**]%) of the annual charge of the resource fees to be paid by Sprint under this Schedule K1, Section 2.8.1

Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report, in a form to be agreed by the Parties, including supporting documentation for such expenses to Sprint

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Schedule K1, Section 2

Key Non-Executive Personnel; and (ii) the Sprint Key Non-Executive Personnels’ reasonable approval of such expenses, based on his review of such report and supporting documentation.

10.	Miscellaneous

(a)	Payments under this Section 2.8 shall be made in accordance with Section 5.3.9 of the Agreement;

(b)	On January 1, 2013 the fees described in Table 10 above will be adjusted by [**]%. Effective January 1, 2014, the fees in Table 10 will be further adjusted by [**]%.

(c)	Should Sprint choose to terminate this service for convenience pursuant to the provisions of the Agreement, the [**] allocated fees shall be prorated to the end of the impacted Release. The impacted Release will be determined based on the end of the notice period.

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Schedule K1, Section 2

Legacy Service 2.9 – [**]

Amdocs will provide the following Legacy Services relating to [**] business operations and support:

Amdocs will provide the following Legacy Services relating to [**] business operations and support:

2.9.1 – Description of Services

2.9.1.1 – Process Issues Investigation and Resolution

Amdocs Tier 2 Helpdesk, Business Operations teams as well as Data Management team will support Sprint’s requests for process issues investigation and resolution. Amdocs will address issues created by the downstream parties involved in the process, such as [**], [**] and [**].

The [**] team maintains an [**] as a method for Sprint users to communicate issue analysis requests (these tickets are not defect-related, but deal with questions or special requests for research).

Addressing these issues requires various activities, depending on the nature of the issue:

•	development and execution of scripts to perform mass updates

•	Specific updates to Ensemble data to reflect certain customers’ port status

•	Development, test and execution of ad-hoc reports that are not related to defects or issues incurred by Amdocs, as requested by Sprint

Process issue investigation includes the research and analysis of exception codes reported by [**] and [**] versus those of Ensemble. For example, transactions that are failing due to table mismatches, [**] changes, [**] mapping problems.

For the avoidance of doubt this Legacy Service does not include the maintenance services, as per Section 2.3 of the Agreement, but reflects Legacy Services being executed by Amdocs above and beyond maintenance of the Customized Product.

2.9.1.2 – Port-In Reconciliation

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port In requests, as well as coordinating any script activities (development and execution) required to bring the statuses in sync.

Service Scope

This service involves initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reported as “out-of-sync” with [**] reporting. Results will be provided to Sprint in order for the next steps to be determined. Once Sprint has advised of the next steps to be taken, Amdocs will perform the steps prior to the next week’s reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

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Schedule K1, Section 2

2.9.1.3 – Port-Out Reconciliation

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port Out requests, as well as coordinating any script activities required to bring the statuses in sync.

Service Scope

This service involves initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reporting as “out-of-sync” with [**] reporting. Results will be provided to Sprint along with the action items which will be taken based on those results. Once the action items are performed, Amdocs will provide the results of those actions prior to the next reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

2.9.1.4 – Reports Generation and Investigation

The Business Operations (BOPS) team monitors that all [**] reports are delivered on a timely manner. The BOPS team investigates issues with report creation or discrepancies in the reports per notification from Sprint. The developers in the front-end production team support the BOPS investigation as well as make additional changes to the [**] reports. Below are the [**] reports that are supported:

[**]

2.9.2 Fees and payments:

Amdocs will report to Sprint as part of the monthly SLA report the number of [**] Script Tickets (Tickets which were corrected by executing data scripts) and [**] Non – Script Tickets (Regular tickets which need to be analyzed on case by case basis and necessary resolution steps suggested).

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Schedule K1, Section 2

Sprint will pay Amdocs for the Additional Services to be provided under Schedule K1, Section 2.9.1 an on-going fee for [**] Script Tickets and [**] Non Script Tickets expiring as of January 31, 2014 as follows:

Table 2.9.2.1 – [**] Script Tickets Charges

No. of Annual [**] related Help Desk Script tickets	Annual Fee

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

*	[**]

Table 2.9.2.2 – [**] Non Script Tickets Charges

No. of Annual [**] related Help Desk Non Script tickets	Annual Fee

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

*	[**]

Amdocs will provide Sprint on a [**] basis the number of [**] related Help Desk Script and Non Script tickets for the previous [**] and the actual number of [**] related Help Desk tickets for the [**].

At the end of each [**], Amdocs will invoice Sprint, if needed, based on the number of [**] Script and Non Script related Help Desk tickets and in accordance with the tables 2.9.2.1 and 2.9.2.2 (e.g. if the number of [**] Script related tickets for a [**] is [**], Amdocs will charge Sprint $[**] for the [**]). If at least the [**] of either Table 2.9.2.1 or Table 2.9.2.2 is crossed during the [**] of the year Amdocs will invoice Sprint the cost for the [**] and the difference will be invoiced at the end of the calendar year (e.g. if the number of [**] Non-Script related tickets is [**] Amdocs will invoice Sprint for $[**], the cost associated with the [**]. If the number of [**] Non-Script related tickets is [**] on [**] Amdocs will invoice Sprint for $[**], the difference between [**] that was already invoiced). Otherwise, Amdocs will invoice Sprint on an [**]. At no time will Sprint be invoiced more than [**] times within a calendar year. Tickets classified as Amdocs problem source will not be included in ticket counts. A ticket with associated multiple [**] will constitute one ticket. Multiple tickets for the same defect, which require Amdocs to perform the same corrective action, will be counted as multiple tickets.

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Schedule K1, Section 2

For the period [**] through [**] Amdocs will invoice Sprint for an amount equal to the number of actual tickets times the average ticket price from 2013, adjusted by [**]%.

Starting January 1, 2013, the fees described in Table 2.1.2.1 and 2.1.2.2 above will be adjusted by [**]%.

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Schedule K1, Section 2

Legacy Service 2.10 – [**]

2.10.1 – Description of Services

Amdocs upgraded the existing [**] installed at Sprint’s premises in [**] (specifically listed herein) as follows:

2.10.1.1 – [**]

[**] supports the services listed in Table 11.:

Table 11:

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

Any additional services or update to existing [**] services will be ordered through the CR process by a separate Additional Service Order.

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Schedule K1, Section 2

2.10.2 – Ongoing Support

After completing the upgrades described hereinabove, Amdocs will provide Sprint with CDMA ongoing support (“OGS”) that will include the following services:

2.10.2.1 – OGS scope definitions

•	[**] support

•	Support [**]for [**] issues

•	Provide [**] turnaround for [**] issues either by providing solutions or workaround to continue business without further impact.

2.10.2.2 – Other OGS Activities

•	Use of existing well proven OGS methodologies extended for [**] OGS.

•	[**] follow-up and tracking of [**] issues at various level with in OGS organization

•	Internal escalation process to get additional help/support in order to resolve the issue quicker

•	Implement monitoring, alerts to proactively identify the issues and take necessary action

•	Coordinated bug fixes for the local customization layer of the above [**] systems.

•

OGS services do not include system redesign (enhancement, customizations and architectural changes). For avoidance of doubt, the first priority task of [**] dedicated resources will be for OGS activities. However, as an exception to this Legacy Service Amdocs will agree that Sprint may use the OGS expertise during [**] for implementation of the system. Any additional work which can’t be part of their time will be handled through regular CR process.

•

It is agreed between the Parties that [**] will be [**] and [**] will be [**]. The [**] will travel to [**] for an initial [**]. Amdocs will provide the details of the [**]The OGS team will address performance issues in a timely manner in accordance with the Agreement.

2.10.3 Fees and payments:

•	Amdocs agrees to provide Sprint with ongoing support for a monthly fee of $[**] relating to CDMA [**], to be invoiced by Amdocs on a monthly basis in advance effective the date of this Schedule K1.

•

Effective as of January 1, 2013 the above annual ongoing support fees will be increased by [**]%. Effective as of January 1, 2014, the above annual ongoing support fees will be further adjusted by [**]%.

•

In addition, Sprint will reimburse Amdocs for all travel and associated living expenses of Amdocs personnel incurred in providing the ongoing support services hereunder. The total amount of such reimbursement shall not exceed [**] percent ([**]%) of the annual amounts to be paid by Sprint for the ongoing support under this Service.

•

Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report on (in a form to be agreed by the Parties), and supporting documentation for, such expenses on a monthly basis to Sprint’s Key Non-Executive Personnel; and (ii) the Sprint Key Non-Executive Personnels’ reasonable approval of such expenses, based on his review of such report and supporting documentation.

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Schedule K1, Section 2

Legacy Service 2.11 – [**]

2.11.1 – Description of services

Amdocs will provide Sprint with the following Legacy Services under Legacy Service 2.11:

2.11.1.1 – Core Services

Amdocs will maintain [**] servers for Sprint for the use of [**] application to be run on the Sprint Ensemble on-line environment, consisting of:

•	Standard support for the above [**]servers

•	[**] on-call support for reboots or reboots related problems with the servers

•	On-going Release maintenance of the servers, i.e. updates of [**] patches and Releases

•	Servers monitoring and ongoing patching

•	List of servers include: [**]

2.11.1.2 – Services-related Terms and Conditions

•	Disaster Recovery solution does not include the services provided under this Legacy Service

•

Under the current Sprint use of the [**] servers, and Sprint behavior pattern, Amdocs will be able to accommodate [**] concurrent users per server. Both Parties agree that any change of the above parameters might impact the ability to meet [**] concurrent users, but should not alter the system capacity standards.

2.11.2 Fees and payments:

Sprint shall pay Amdocs for the Additional Services described in this Schedule K1, Section 2.11, in accordance with Section 5.3.9 of the Agreement, as follows:

•	Monthly charge of $[**] for the [**] server named [**] to be invoiced on the 1st day of every month effective the date of this Schedule K1 and expiring on January 31, 2014.

The charges for the remaining [**] servers are included within the Monthly [**].

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Schedule K1, Section 2

Legacy Service 2.12 – [**]

2.12.1 – Description of services

The parties agree that [**] is a Third Party software product which Sprint purchased a license from [**] and granting Amdocs a license to use as described in this Legacy Service. For the avoidance of doubt, the [**] is not Amdocs’ Generic Product(s), Standard Materials or Customized Materials as those terms are defined in the Agreement. It is further agreed that the [**] is considered “Sprint Software” under the Agreement. Sprint is responsible for securing the required [**] licenses and for the timely delivery of the software and related support.

[**] has certain restrictions which must be complied with in the use of their software. The Parties will not permit any Third Party to:

•

Decompile, disassemble, or otherwise reverse engineer the [**] or attempt to reconstruct or discover any source code, or algorithms of the [**] by any means whatsoever (except to the extent expressly requested or permitted in this Legacy Service);

•

Distribute, sell, sublicense, rent, lease, or use the [**] or any portion thereof for time sharing, hosting, service provider or like purposes (except to the extent expressly requested or permitted in this Legacy Services);

•

Remove or destroy any proprietary markings or proprietary legends placed on or contained within the [**] or Documentation (except to the extent expressly requested or permitted in this Legacy Services);

•	Modify any part of the [**] or create a derivative work of any part of the [**] (except to the extent expressly requested or permitted in this Legacy Service);

•	Publicly disseminate [**] performance information (e.g., information of [**] (except to the extent expressly requested or permitted in this Legacy Services).

2.12.1.1 – Third Party Hardware

Amdocs will maintain the recommended (by [**]) 3rd party hardware and associated operating system software (with the exception of the [**]), in [**] in order to support the functionality.

2.12.1.2 – Sprint Root Access

The server must be dedicated for the [**]. Amdocs will allow Sprint a root access to the server to install the [**]. Elevated access (up to root access) will periodically be granted to Sprint to complete patching and versioning upgrades. This access will be scheduled in advance. Sprint will maintain a super user access to administer and maintain the [**].

2.12.1.3 – Adaptation Stability Period

System isn’t categorized as high availability and as such disaster recovery is not included in the solution.

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Schedule K1, Section 2

2.12.1.4 – Recommended Hardware

The minimum [**] recommended Third Party hardware and software includes:

[**]

2.12.2 Fees and payments:

Sprint shall pay Amdocs for the Legacy Services described in this Schedule K1, Section 2.12,1 in accordance with Section 5.3.9 of the Agreement, as follows:

A monthly operational fee of [**] cents ($[**]) will be invoiced monthly effective the date of this Schedule K1 and expiring on January 31, 2014. Effective January 1, 2013, this fee will be adjusted by [**]%. Effective January 1, 2014, this fee will be further adjusted by [**]%.

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Schedule K1, Section 2

Legacy Service 2.13 – [**] Maintenance

2.13.1 – Description of services

Amdocs maintains an additional security service as part of Sprint’s compliance requirements with the [**]. This Legacy Service includes [**] on [**] relevant systems.

2.13.2 – [**] Monitoring

Amdocs will utilize [**] monitoring only on systems which directly relate to the storage, transport, or processing by Amdocs as part of the Services pursuant to the Agreement of [**] is defined as any data containing credit card information, specifically payment account numbers. [**] will be configured per the requirement to comply with [**].

The implementation of this monitoring system will include the following details:

•	[**] agents will be installed only on servers that directly relate to the storage, transport, or processing of [**] data

•	All of the [**] agents will be configured to report to a central console

•	[**] will be configured to monitor critical system files as defined by the built-in [**] policies.

•	[**] will be configured to alert [**] personnel of any unauthorized modifications to critical system files.

•	[**] reports and alerts will be monitored on a daily basis by [**].

•	Only members of the [**] team or employees with a legitimate business needs will have access to the [**] system.

2.13.3 Fees and payments:

On [**], 2012, an Annual Support Fee of [**] dollars ($[**]) will be invoiced in advance. For the period from [**], 2013 to January 31, 2014, a prorated invoice of $[**] will be issued on [**], 2013.

2.13.4 Duration

This Legacy Service may be terminated for convenience by either party upon thirty (30) days prior written notice in advance of the Annual Support Fee.

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Schedule K1, Section 2

Legacy Service 2.14 – [**] Encryption

2.14.1 – Description of services

Amdocs maintains an additional security service as part of Sprints compliance requirements with the [**]. This Legacy Service will include encryption of [**] within Amdocs databases using [**].

2.14.2 – Database Encryption

Amdocs has enabled [**] on any databases that contain [**]. The encryption is configured according to the requirements outlined in [**]. The implementation of this data monitoring system will include the following details:

[**]

2.14.3 Fees and payments:

For the period from [**], 2013 to January 31, 2014, a prorated invoice of $[**] will be issued on [**], 2013. Sprint shall pay the above fees to Amdocs in accordance with Section 5.3.9 of the Agreement.

2.14.4 Duration

This Legacy Service may be terminated for convenience by either party upon thirty (30) days prior written notice in advance of the Annual Support Fee.

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Schedule K1, Section 2

Legacy Service 2.15 – [**]

2.15.1 – Description of services

Sprint is responsible for securing the required [**] licenses and for the timely delivery of the software (and related support if required). Amdocs is responsible for securing [**] licenses for their services, and for the timely delivery of the software (and related support if required).

Amdocs is responsible for preparing the [**] trail files of the [**] database replication processes, at the source level, for the Sprint applications known as [**], and other [**] targets. This also includes the responsibility to prepare the [**] trail files of the [**]. These services include:

•

Set up Services: Through the [**] archive files based replication, Amdocs will be responsible for the [**] database as well as the Applications online replication process to the staging replication server in [**] for the generation of trail files.

•	Ongoing Services:

•	Amdocs will utilize [**] to replicate the list of tables referenced in Annex A . Any changes to the table must be approved by both Sprint and Amdocs in advance.

•	Amdocs supports the replication process at source level in [**], which will create the [**] trail files

•	Amdocs also provides database administrator (“DBA”) support in order to install, support and maintain this replication process.

2.15.2 – Environment

Amdocs creates a replication environment in [**] in order to support the Sprint [**] replication at the source from the production environment. [**] and Sprint is responsible for the replication process at the target.

2.15.3 Fees and payments:

Amdocs shall invoice Sprint and Sprint shall pay Amdocs for the Legacy Services described in this Schedule K1, Section 2.15,1 in accordance with Section 5.3.9 of the Agreement, effective the date of this Schedule K1 and expiring on January 31, 2014, a monthly operational fee of [**] cents ($[**]) to be invoiced each month for the preceding month.

Effective January 1, 2013, this fee will be adjusted by [**]%. Effective January 1, 2014, this fee will be further adjusted by [**]%.

2.15.4 Duration

This Legacy Service may be terminated by Sprint for convenience upon a sixty (60) day prior written notice to Amdocs.

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Schedule K1, Section 2

Legacy Service 2.16 – [**] Support

2.16.1 – Description of services

Amdocs supports an additional [**] calls at peak-hour for the [**] platforms. In the event that this Section 1.16 is cancelled pursuant to the terms of this Schedule K, the related envelope parameter in Schedule L entitled “[**] calls at peak hour for [**] will be reduced by [**] for [**].

2.16.2 – Payment and Fees

On [**], Amdocs will issue and invoice for the Annual maintenance fee of $[**] to support additional [**] calls for [**] services resulting in a combined [**] transaction volume of [**] and [**] transactions for Wholesale. For the period from [**] to January 31, 2014, a prorated invoice of $[**] will be issued on [**].

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Schedule K1, Section 2

Legacy Service 2.17 – [**] Support

2.17.1 Description of services:

•	Processing files from Sprint for voice, data, [**], dispatch and 3G.

•	Create and manage audit control log for all the files and records received.

•	Apply drop rules and format data for guiding and rating.

•	Split records based on predefined rules such as partners and 3rd parties.

•	Combine records based on aggregate rules defined in the system.

•	Create error records when events do not have sufficient data.

•	Auto recovery process – if a job failed it can be restarted after correction.

•	Comprehensive reporting indicating messages processed and dropped based on drop reasons.

•	End to end auditing for each event received.

•	TMS (CSV format) reports to Sprint for QA and daily balancing.

•	Disaster recovery per Overall DR plan

•	Fixing issues code/data per SLA.

•	Processing of events per SLA.

•	Monthly builds addressing defects.

•	Maintain systems and applications and support release upgrades.

2.17.2 – Payments and Fees

Sprint shall pay Amdocs for the Additional Services described in Section 2.17.1 as follows:

For any month Sprint elects to utilize the Amdocs [**] service, Amdocs shall charge a monthly fee as per the Table 12 below:

Table 12

Number of Subscribers	Monthly fee

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

47

Schedule K1, Section 2

2.17.3 Duration

In the event Sprint elects to utilize [**] services (other than via Amdocs), Sprint shall provide at least [**] prior written notice to Amdocs of such election and the Parties shall meet to discuss any modifications to the Agreement that may be required as a result of such election. Sprint provided notice of [**] subscribers only on [**], with an effective date of termination of [**].

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Schedule K1, Section 2

Legacy Service 2.18 – [**] Support

2.18.1 – Description of Services

2.18.1.1 – Maintenance of the [**] Environments

a.	Amdocs will provide [**] environments [**] as described in Table 2.18.1.1 below:

Table 2.18.1.1

Environment	Copy BANS	New/Converted BANS	Total BANS

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

b.	Amdocs will provide [**] standalone environments [**]) as described in Table 2.18.1.2 below:

Table 2.18.1.2

Environments	Copy BANS	New/Converted BANS	Total BANS
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

c.	[**] will interface with [**] environment and [**] will interface with [**] environment

d.	[**]will interface with [**] environment and [**] will interface with [**] environment

e.	The standalone environments [**] will not interface with any Sprint or 3rd party systems. All interfaces will be stubbed.

f.	New interfaces or changes to existing interfaces in [**] will be mutually agreed upon by Amdocs and Sprint in order to open connectivity and establish the interface between the two systems.

g.	New interfaces or changes to existing interfaces in [**] will be mutually agreed upon by Amdocs and Sprint in order to open connectivity and establish the interface between the two systems.

h.	[**] will be used in the even Major Releases (R6, R8 etc.) and [**] will be used in the odd Major Releases (R7, R9 etc.).

i.	[**] will be used in the even Major Releases (R6, R8 etc.) and [**] will be used in the odd Major Releases (R7, R9 etc.).

j.	[**] will be used for the mid Releases.

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Schedule K1, Section 2

k.	[**] will be used for the mid Releases.

l.	The standalone environments will be used in all Major Releases. Standalone environments will not be used for Sprint mid Releases.

m.	[**] Environments upgrade:

1.	Amdocs will provide Sprint with access to the environments at the beginning of the build out week (the week prior to [**]) of the Major Release for use by Sprint for the duration of the testing of the Release.

2.	After a Release, Amdocs will ensure the relevant [**] environments remain available for [**] no less than [**] prior to the build out week of the second next major Release. For the avoidance of doubt ‘[**] shall be defined to mean the level of functionality described in the Creditable Performance Specifications (CPS) embodied in -Schedules C1-Ret, C1-Whl, C2-Post, C2-Pre, and C2-Whl to the Agreement.

3.	A standalone upgrade schedule will be agreed between Amdocs and Sprint prior to each Release. Upgrade period is [**] and the environments will be unavailable during that time”.

n.	Amdocs will support the [**] environments with the following applications as outlined in Table 2.18.1.3 below:

Table 2.18.1.3

Environments	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

50

Schedule K1, Section 2

o.	Amdocs will support [**] concurrent users as per table below:

Environments	# Concurrent Users
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

p.	[**] environments Availability. Amdocs will provide Sprint with [**] weekly hours of [**] environments availability as outlined in the table below:

Day	From	To	Total Hours
Monday	[**]	[**]	[**]
Tuesday	[**]	[**]	[**]
Wednesday	[**]	[**]	[**]
Thursday	[**]	[**]	[**]
Friday	[**]	[**]	[**]
Saturday	[**]	[**]	[**]
Total Weekly Hours			[**]

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Schedule K1, Section 2

q.	[**] standalone environments Availability. Amdocs will provide Sprint with [**] weekly hours of [**] standalone environments availability as outlined in the table below:

Day	From	To	Total Hours

Monday	[**]	[**]	[**]

Tuesday	[**]	[**]	[**]

Wednesday	[**]	[**]	[**]

Thursday	[**]	[**]	[**]

Friday	[**]	[**]	[**]

Saturday	[**]	[**]	[**]
Total Weekly Hours			[**]

r.	Environment daily maintenance is [**] days a week [**]

2.18.1.2 – [**] Support for [**] Environments

a.	Amdocs will provide [**] support for all the environments listed in Table 2.18.1 during the following hours:

Day	From	To	Total Hours

Monday	[**]	[**]	[**]

Tuesday	[**]	[**]	[**]

Wednesday	[**]	[**]	[**]

Thursday	[**]	[**]	[**]

Friday	[**]	[**]	[**]

Saturday	[**]	[**]	[**]
Total Weekly Hours			[**]

b.	The [**] support will be provided by on-site and offsite teams.

c.	The [**] support will be provided to the [**] environments that are included and described in Section 1(a) above.

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Schedule K1, Section 2

d.	The [**] support team will provide all elements of support described in sections 2.18.1.2(h) during major Releases only, from [**] until the production date of the Release. Following production deployment, [**] support will be limited to that described in section 2.18.1.2(h.1) and ensuring [**] as defined in section 2.18.1.1(m.2) of this Legacy Service. Projects requiring more robust post release [**] support will require a separate Change Request, as described in section 2.18.1.2(g). In addition, Amdocs’ [**] support team will support all Launch Gating Defects of the Release until the defect is resolved by Amdocs pursuant to the Roles and Responsibilities as defined in Schedule B to the Agreement. “Launch Gating Defects” are defects which do not prevent the overall Release code from being deployed into production on the scheduled date. However, functionality included in the Launch Gating Defects will not be used in production until corrected by the fix agent.

e.	[**] support will provide services to projects that are listed as part of a major Release (e.g. have card number under the current major Release) and only to those projects (cards) that have [**] as participating application (i.e. has development efforts as part of the card) included in their card. The services will be provided to [**] and all other organizations ([**]) that are part of the eligible cards.

f.	Projects within the Release that do not have [**] as participating application (i.e. Amdocs has development efforts or a work authorization for Amdocs to provide test support as part of the project) and still require [**] support will be handled on a per case basis dependent on capacity and availability and may require additional fees that will be covered under a separate ASO. This does not exclude Amdocs from fixing environment issues within the test environment. Subject to the preceding, any additional [**] Support service rather than fixing environment issues will require additional fees that will be covered in a separate ASO.

g.	Projects that will require post Release [**] support, as defined in Section 2.18.1.2(h) will be handled on a per case basis dependent on capacity and availability. Projects teams will open Change Requests (CRs) if testing is required outside the official Release schedule. Post Release Change Requests may require additional fees, will be charged on a time-and-materials basis.

h.	[**] Support will include the following activities:

1.	Perform sanity testing on the [**] environment [**]. Sanity will include:

•	Ensure that all environments up and running

•	Ensure basic functionality works

•	Activate BAN

•	Activate subscriber

•	Connectivity to Apps: [**]

•	Validate basic functionality is working in the following Apps: [**] Confirm can use [**] for those applications

•	Confirm all daemons up and running

•	Perform the daily prepaid sanity test

2.	Coordination with Sprint and Amdocs teams for environment upgrades, maintenance, [**] refresh and build pushes.

3.	Perform enhanced sanity on the [**] environment prior to delivery to Sprint for [**].

4.	Push hot fixes (“HF”) to the [**] environments and perform environment reboot.

5.	Coordinate all [**] activities between Sprint testing groups and ITV [**] team.

6.	[**] support is not responsible for data setup in the [**] environments ([**]). All customer data creation activities will be done by [**] or the different Sprint testing groups.

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Schedule K1, Section 2

7.	[**] support will provide defect management services to defects that are opened in change synergy tool and that are assigned to an Amdocs resolver workgroup. [**] support will own the Amdocs defects and will drive for resolution by coordinating between Sprint testing groups, Sprint development groups, Amdocs development, Amdocs infra and Amdocs release management.

8.	[**] support does not perform any kind of coding, modification of code or investigation on code level.

9.	Amdocs provides support for test defect management (“TDM”) (for Amdocs defects only):

•	Open/facilitate bridges with other development or 3rd party groups

•	Update TDM contact list

•	Update defects with results of the bridges

•	Escalate defects to Sprint development managers or [**] in case of resource unavailability on the bridge or other occurrences that may happen during the discussion on the bridge

10.	System Test (ST) site visits

•	Amdocs will support one Sprint site visit to ST

•	Sprint testers will travel to Amdocs development site to participate in system test

•	Site visit will occur in the [**] of ST. If Sprint determines that an additional site visit is required, the duration of the site visit will be discussed in good faith between both Parties.

•

Site visit will occur [**] per Release. If Sprint determines that another site visit is needed due to late code drops Amdocs will make all efforts to arrange such a site visit. Sprint and Amdocs will discuss in good faith possible additional charges.

•

Number of Sprint participants will be up to [**] testers for each site visit. If Sprint will determine that additional testers are needed, Amdocs will make all efforts to support the additional testers. Sprint and Amdocs will discuss in good faith possible additional charges.

•	Amdocs will provide the facilities and equipment similar to Amdocs system testers required for Sprint to perform testing

•	Amdocs to ensure that environment provided for testing is available on arrival and contains reference data and resources to begin testing.

•	Sprint testers to shadow Amdocs ST team during execution (Shadow timeframe will be discussed and agreed to prior to each site visit by both Parties).

•	Sprint will be writing and executing Sprint test cases (“TC”) during the site visit

•	Sprint will be providing the list of participants [**] prior to the site visit together with travel dates and travel locations.

•	Sprint will be responsible for the travel and living expenses of Sprint’s personnel participation in those site visits.

2.18.1.3 – [**] Process

2.18.1.3.1 – [**] process for [**]

a.	[**] process will be provided only for Releases.

b.	The [**] process described in this Section applies to [**] environments [**].

c.	Amdocs enhanced the [**] tool to allow more than [**] per Release.

d.	[**] per Release will be to an empty environment while the succeeding ones will append the data on top of the previous data.

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e.	For the [**], the data will be placed first at a temporary database, upgraded to the current Release schema and then copied to the [**] environment on top of the existing data.

f.	There will be no more than [**] requests per Release

•	Sprint will provide to Amdocs at least [**]% of the agreed number of BANs. This list will be provided [**] prior to [**] start date of the release.

•	Sprint will provide to Amdocs at least [**]% of the agreed number of BANs. This list will be provided [**] prior to [**] start date of the release.

•	Sprint will provide to Amdocs the remaining BANs to complete [**]% of the list. This list will be provided [**] prior to [**] start date of the release.

g.	Tables that are copied in full from production during the initial [**] will not be re-copied during the additional requests

h.	There may less than [**] percent ([**]%) amount of fallout during [**] requests due to sequence collision.

i.	The [**] will require [**] downtime and will be performed at one of the scheduled maintenance windows as time permits.

j.	Amdocs will complete the [**] process prior to the start date of [**] for each Release.

k.	[**] will be included in [**]

2.18.1.3.2 – [**] process for [**]

a.	[**] process will be provided only for Releases.

b.	The [**] process described in this Section applies to [**] environments [**].

c.	There will [**] requests per Release. In case an [**] request will be required Sprint and Amdocs will discuss in good faith the charges associated.

•	Sprint will provide to Amdocs the list of up to [**] BANS for the [**] process [**] prior to [**] start date of the Release.

•

For the [**] request, Sprint will provide to Amdocs the list of up to [**] BANS for the [**] process [**] prior to [**] start date of the Release. The total for the [**] requests will not exceed [**] BANS.

d.	Amdocs will complete the [**] process prior to the start date of [**] for each Release. Amdocs will complete the [**] process prior to the start date of [**] for each Release.

2.18.1.3.3 – [**] process for the standalone environments

a.	[**] for the standalone environments will include [**] BANS (same [**] BANS for all standalone environments). Sprint will provide to Amdocs the list of the [**] BANS [**] prior to the start date of [**] for each Release.

2.18.1.4 – Environment Maintenance Schedule

a.	All environments scheduled maintenance ([**] reboot) will be done [**].

b.	Code push to [**] environments will be done [**] a week on [**]. Code push to standalone environments will be done [**].

c.	All environments ([**]) will be done between [**].

d.	All environments will be down every [**] for Amdocs maintenance activity.

2.18.2 – Fees and Payments

a.	The Parties agree that this Legacy Service 2.18 is a rate structure for Release related Additional Service Orders (ASOs) and/or Work Authorizations (WAs) defining development services and Release support activities to be rendered as part of all future Releases pursuant to separate ASOs and/or WAs.

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b.	With respect to the Legacy Services described in Legacy Service 2.18, section 2.18.1, the maintenance for the [**] environments [**] Sprint will pay monthly operational fees of [**] dollars ($[**]) in accordance with Section 5.3.9 of the MSA.

c.	With respect to the Legacy Services described in Legacy Service 2.18, the maintenance for the [**] environments ([**] in Sections 2.18.1.1(a, d, g, i, k, n, and o) both Parties agree that the charges are covered as part of the MSF and not a part of the charges to this Legacy Service 2.18.

d.	With respect to the Legacy Services described in Section 2.18.1 and not covered by Section 2.18.2(b) and Section 2.18.2(c) to this Legacy Service 2.18, the Parties shall agree as part of each Release (in its applicable ASO(s) and/or WAs) on the applicable fees associated with the Legacy Services as described in this Legacy Service (“Legacy Service 2.1 Allocated Fees”). Legacy Service 2.18 Allocated Fees shall be paid under the provisions of the applicable Release ASOs and/or WAs. For the avoidance of doubt, the fees described in Section 2.18.2(b) and Section 2.18.2(c) above are not considered Legacy Service 2.18 Allocated Fees.

e.	Legacy Service 2.18 Allocated Fees for each calendar year starting 2012 will be determined according to the Table 2.18.2.1:

Table 2.18.2.1

Release size (hours)	Price Per Release ($)			Annual Price ($)
	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]

In a case of [**] Releases in a given year, the Parties will mutually agree on the level and cost of services associated with [**] Releases.

Legacy Service 2.18 Allocated Fees assume no overlapping of [**] execution periods between subsequent Releases (e.g. if Release’s 1 [**] execution period takes place between [**], no other Release’s execution period will takes place during that period). In the event of such overlapping, the Parties will mutually agree on its implications on the fees for those Releases.

f.	The aggregate Legacy Service 2.18 Allocated Fees for all Releases in a calendar year shall amount to the annual charges agreed to by the Parties and will be based on the number of Releases performed during the calendar year. The Parties will agree on the annual plan (for the following calendar year) no later than [**] each year which will be based on [**] Managements’ schedule for the following year Releases [**] as indicated in the table above.

g.	The number of Releases for each calendar year, for the purposes of the annual Legacy Service 2.1 Allocated Fees calculations based on Table 2.18.2.1 above, will be determined based on the delivery of code to production date.

h.	The Parties agree that [**] a year, during [**], the Parties will meet to review the services and to determine if any adjustment is needed to the level of tiers as defined in Table 2.18.2.1.

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i.	Release hours include all Release development hour activities except Amdocs Internal CRs and sunk cost hours for specific CRs that were officially cancelled prior to Amdocs system test starting date of those specific CRs.

j.	The [**] support charges within a Release will be provided as part of the Release ASOs and/or WAs.

k.	In case of tier level change in size per Table 2.18.2.1 of a Release due to new or de-scoped CR’s – an amendment to the original ASO and/or a new WA will be agreed upon by both Parties.

l.	Sprint can change the annual plan of number of Releases upon [**] advance written notification before the first day of code drop of an impacted Release from such notification (e.g. should Sprint decides to cancel the [**] Release in the year, the notification for that should be provided [**] prior to the first day of code drop of that Release). In the event of such notification the Parties will agree to a true-up to ensure proper payment to Amdocs or credit to Sprint (e.g. if the annual plan of number of Releases reduced from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year. If the annual plan of number of Releases increased from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year).

m.	Sprint will reimburse Amdocs for all actual travel and associated living expenses of Amdocs personnel incurred and paid pursuant to the Agreement in providing Legacy Services hereunder. The total amount of such reimbursement shall not exceed [**] percent ([**]%) of the annual charge of the resource fees to be paid by Sprint under this Section 2.18.2.

n.	Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report in a form to be agreed by the Parties, including supporting documentation for, such expenses to Sprint’s Program Manager; and (ii) the Sprint Program Manager’s reasonable approval of such expenses, based on his review of such report and supporting documentation.

o.	Miscellaneous

•	Payments under this ASO shall be made in accordance with Section 5.3.9 of the Agreement; and

•	Effective January 1, 2013 the fees described in Table 2.18.2.1 will be adjusted by [**]%. Effective January 1, 2014, the fees described in Table 2.18.2.1 will be further adjusted by [**]%.

•

Should Sprint choose to terminate this Legacy Service for convenience pursuant to the provisions of the Agreement, the Allocated Fees shall be prorated for the impacted Release to the end of the notice period or the end of the impacted Release whichever occurs later.

Redact form in its entirety.

2.18.3 – [**] Outage Approval Form

[**]

Exhibit 3

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Legacy Service 2.19 – Scoping Team

2.19.1 – Description of Services

2.19.1.1 – Core Services

Amdocs will provide Sprint with a Scoping Team to provide the following Additional Scoping Services pursuant to the following provisions of this Legacy Service 2.19.

A.	“Scoping Services” means services as described in this Legacy Service as follows: (i) Define Phase Services; (ii) Discover Phase Services; and (iii) the Design Phase Services through the delivery, walkthrough(s) and acceptance by Sprint to the extent applicable to the provision of the Impact Assessment Document, [**], Initial DFS, and the associated deliverables as outlined in Schedule B. Amdocs’ Scoping Team:

•

Amdocs resources will comprise of [**] development experts, business analysts, production experts, and specialized release management in support of the services described in this Legacy Service and the Scoping Team M&P.

•

It is agreed between the Parties to perform [**] and in the event that Amdocs didn’t meet the KPIs, Sprint and Amdocs will conduct a joint [**] to analyze the reasons for failure to meet the KPIs. One aspect, among others, that will be examined is the [**]. It is Amdocs’ discretion how to implement a plan that will address improvement in the performance to meet the KPI in accordance with Section 2.19.2 of this Legacy Service. [**] to support activities encompassing the Define and Discover Phases.

•	[**] to support activities within the Design Phase ending with a Work Authorization to begin Detailed Design, or IA sign-off.

•	Amdocs will provide the above Legacy Services for Additional Releases and Fast Track Procedures.

•

Limited services will be provided for Amdocs’ internal projects. Scoping Team services for Amdocs’ internal projects that impact Sprint will be charged to Sprint while those that are not impacting Sprint will be provided [**].

B.	The initial team distribution between the various applications is based on historical requirements and composed of fixed assignment and dynamic assignment. Amdocs will do its best effort to utilize the dynamic part of the team to accommodate the changing needs of the business based on a joint discussion and prioritization with Sprint.

C.	Projects that were stopped during the Discover Phase or the Design Phase and are reinitiated will be evaluated to determine the appropriate starting point. Parties will mutually agree upon the starting point for projects that are reinitiated. For example, a Project that an IA has been submitted but has not received sign off and did not receive Work Authorization for the upcoming Additional Release or Fast Track Procedure, will be reevaluated to determine the appropriate starting point once Sprint will ask to reinitiate it. Parties will mutually agree upon the starting point for projects that are reinitiated.

D.	[**].

E.	A Project that has completed IA sign off and [**] has been provided, but did not receive Work Authorization for the upcoming Additional Release or Fast Track Procedure, will be reevaluated to determine the appropriate starting point once Sprint will ask to reinitiate it. Parties will mutually agree upon the starting point for projects that are reinitiated.

F.	The Scoping team will provide [**] per Project including the Scoping Team efforts.

F.1.	Example: [**]

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G.	Amdocs will participate in Sprint Joint Design Sessions, up to [**] for each [**] Quarterly Hours, which will be determined based on the requested tier, described in Section C.1.1 to section 2.19.3 to this Legacy Service.

H.	No development services are associated with this Legacy Service.

Table 2.19.1.2 – Definitions

Term	Definition

[**]	[**]

Change Request (CR)	A formal request from Sprint to change Project scope and/or schedule.

[**]	[**]

Concept	Used to define, document, and communicate the purpose, high-level objectives, and business process descriptions associated with a business need.

[**]	[**]

[**]	[**]

[**]	[**]

Define Phase

Encompasses processes that define the strategic intent and Concepts that are aligned with the strategic intent.

•        Feasibility facilitates determination of technical approach, critical functional impacts, and overall feasibility of Concepts prior to estimation.

•        Estimation facilitates estimation of level of effort (LOE) to aid with prioritization and investment decisions.

Design Phase

Refers to the processes that constitute definition of logical and physical design specifications, which will serve as the basis for development efforts

•        Design specification facilitates creation of inter and intra application physical design specification and the logical and physical information (database) design.

Detailed User Experience Design	Detailed User Experience Design – Detailed level documents (mock ups, user interface, and wire frames)

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Schedule K1, Section 2

Term	Definition

Discover Phase

Refers to the processes that discover Functional and System Requirements in support of the business requirements

•        Project Planning includes tailoring of the process, creation of the Project schedule, resource assignment, and creation of the IT Project Management Plan.

•        Includes Functional Requirements Modeling (FRM)

•        Includes System Requirements Modeling (SRM)

[**]	[**]

Functional Requirement (FR)	Functional Requirements state the business process giving business rules, provide further definition of the business problem and identifies which process will be automated vs. manual. FR statements specify the features and capabilities that a user must have to support the business requirements.

Functional Requirements Modeling (FRM)	Facilitates identification of functional requirements, supporting business requirements.

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

HLD	High Level Design

Impact Assessment (IA)	A document containing Amdocs’ High level Design, which is the functional high level technical solution for the project. It is equivalent to Sprint’s System Requirements (SR’s) and High Level Design sections of Application Design Document (ADD).

Joint Design Sessions	Refers to the cooperative meetings between Sprint and Amdocs during the Discover and Design Phases. Joint Design Sessions will not start earlier than [**], but no later than [**] business days after Amdocs receives approval to begin work on the IA. [**].

KPI	Key Performance Indicator

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Term	Definition

Level Of Effort (LOE)	Level of Effort – shall mean the number of estimated hours, which may also include hardware and/or software estimates, as well as 3rd party labor for the Project.

Mock Up	A term such as paper illustrations, prototypes, screen shots, or simple configurations of screens with limited interactions. May be used as visual requirements to support the project.

Project	Once a Concept receives a Sprint Project tracking number it is referred to as a Project.

Project Closure	Notification to Amdocs that project has been closed. (Approximately [**] days following project deployment with no open post deployment issues)

Resource Planning and Commitment (Also known as “Partners”)	Resource Planning and Commitment is a resource commitment forum for Projects. Fast Track Procedures are not included in the Resource Planning and Commitment forum. The approval received at the Resource Planning and Commitment forum represents agreement from impacted suppliers to start working on a project by a certain date. While a “targeted Release” is identified at this time, the Project is not considered packaged with that Release until Enterprise Release Management and Change Management provide final Release commitment during contract step of the Design Phase.

Service Level Agreement (SLA)	A service-level agreement is a negotiated agreement (i.e. Section 2.2.2) between both Parties where Sprint is the customer and Amdocs is the service provider.

System Requirements (SR)	System Requirements take the automated processes, which were identified in the Functional Requirements, and assigns them to a specific system(s). System Requirements provide further detailing of the Functional Requirements in “system” terms, rather than in business terms. System Requirements are conditional if single application impact, or multiple application impact with no code impacted interfaces between applications.

System Requirements Modeling (SRM)	Facilitates identification of system requirements, supporting Functional Requirements. This step is conditional if the project has single application impact, or multiple application impact with no code impacted interfaces between applications.

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Term	Definition

Technical Release Notes (TRN)	Description of changes from the previous Release to production in regards to the technical aspects of the system (i.e., configuration changes, Logical Data Model changes, etc).

UED	User Experience Design – high level documents (mock ups, user interface, and wire frames)

Work Authorization (WA)	Authorization to engage specific resources performing work on outsourced applications.

2.19.2 – CPS Specifications

2.19.2.1 – Key Performance Indicators (KPI) Measurement Structure

Each KPI will be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual KPI BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Also, on a monthly basis, an overall KPI score (the “Overall KPI Score”) will be determined by assigning points to each KPI based on its Individual KPI BGYR State.

It is agreed between the Parties that the Scoping SLA hereof is a standalone SLA which has no impact or tied to Schedule C to the Agreement and would not be included as part of Schedule C for the Term.

[**] detailed in this Legacy Service 2.19.

The scoping SLA cannot create a Default event under Section 12.1.59 to the Agreement.

[**] KPI Report:

On a [**] basis, Amdocs shall provide a written report to Sprint which includes the following information [**];

The Preliminary [**] KPI Report shall be due on the [**] and the Final [**] KPI Report shall be due on the [**]. The [**] KPI Report, delivered on the [**], will include each KPI being tracked by Amdocs.

2.19.2.2 – Key Performance Indicators Review and Change Process

KPI(s) are subject to review on the following occasions throughout the Term:

A.	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the KPI and Amdocs’ performance with respect to the KPI. At a minimum, the [**] review will include:

B.	[**] review of the [**];

a.	[**], if any, based upon mutual written agreement. Section 2.19.2 [**] each calendar year ([**] time and under no circumstance greater than [**] time). The new KPI(s) will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

C.	Sprint may request to include a new KPI(s) or an Associated Measure(s) Section 2.19.2 on a [**]. Upon mutual agreement of the KPI(s) or the Associated Measure(s), Amdocs will implement starting the [**] the new KPI but no less than [**] from the date of such agreement.

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Any item to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA Scoping Team. The item is then documented in the “SLA Scoping Team Exclusion List” spreadsheet which contains the KPI affected, date of issue, date submitted, description of issue, inclusion/exclusion resolution, approver’s name and approval date. This information is then submitted to the appropriate SLA Scoping Team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Scoping Team Exclusion List” and the appropriate actions are taken, if needed.

If requested by either Party, changes to any KPI shall be submitted for approval to the appropriate Amdocs/Sprint SLA Scoping Team prior to becoming effective.

2.19.2.3 – Development LOE Delivery

2.19.2.3.1 – Define Phase LOE Delivery Timeliness

Specification:	Define Phase LOE Delivery Timeliness
Definition:	Timely delivery of the Define Phase LOE. Deliverable is considered complete when LOE has been provided to Sprint
KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	By project
Special Exclusions	[**]

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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2.19.2.3.2 – Define Phase LOE Accuracy

Specification:	Define Phase LOE Accuracy
Definition:	[**]
KPI Formula:	[**]

Measurement Period:	[**]

Data Source	Amdocs tracking tool
Frequency of Collection	Completion of Release
Special Exclusions	[**]

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Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.19.2.4 – Discover and Design IA Delivery

2.19.2.4.1 – Discover and Design Phase Initial IA Delivery

Specification:	Initial IA delivery timeliness
Definition:	Timely delivery of the Initial IA.
KPI Formula:	[**].
Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	By Project
Special Exclusions	[**].

Set forth below is are charts [**]

[**] Projects:

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

[**] Projects:

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

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2.19.2.4.2 – Discover and Design Phase Initial IA Delivery

Specification:	Final IA delivery timeliness
Definition:	Timely delivery of the Initial IA.
KPI Formula:	[**]

Measurement Period:	[**]

Data Source	Amdocs tracking tool
Frequency of Collection	By Project
Special Exclusions	[**]

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.19.2.4.3 – Discover and Design Final IA Version Quantity

IA Version Quantity Specification :	Final IA version quantity
Definition:	[**]

KPI Formula:	[**]

Measurement Period:	[**]

Data Source	Amdocs tracking tool
Frequency of Collection	Per Project
Special Exclusions	[**]

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Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.19.2.5 – [**] Timeliness

2.19.2.5.1 – Change Request LOE Delivery Timeliness (Changes to existing Projects)

Specification:	CR LOE Timeliness
Definition:	The timely response to a CR
KPI Formula:	[**]

Measurement Period:	[**]

Data Source	Amdocs tracking tool
Frequency of Collection	Completion of Release
Special Exclusions	[**]

Set forth below is a chart [**]

Individual CPS BGYR State	[**]
Blue	[**]
Green	[**]
Yellow	[**]
Red	[**]

2.19.3 – Fees and Payments

A.	Sprint shall pay Amdocs for the Legacy Services described in Section 2.19.1 to this Legacy Service 2.19, as follows:

B.	Define Phase

B.1.	[**] means the number of Concepts that the Scoping team is working on at any point in time (“[**]”). Concepts with more than [**] will be counted as one (1) Concept. Concepts that have more than [**] which are driven by architectural scenarios will be counted as the total number of options within that Concept. For the avoidance of doubt both Parties will agree on the total number of Concepts should this scenario arise.

B.2.	For the avoidance of doubt, open Concepts at time of execution of this Legacy Service, that are categorized as “Red” BGYR state per Section 2.19.2.3.1 of this Legacy Service do not apply to the calculation of [**] per week for the Forecasted Monthly Concepts Baseline.

B.3.

Changes to the [**] Baseline – Sprint will notify Amdocs in writing, [**] calendar days before the end of each calendar month, of [**] it wishes to perform in the upcoming month as defined in Table 2.19.3.1 below (“[**]”) and it will determine the minimum

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monthly committed costs for charging purpose. The Parties agree that in case of no notification or notification not according with the provisions above, no changes will occur and the [**] for upcoming month will remain as in the preceding month.

B.4.	The number of [**] defines the Monthly Cost to be paid by Sprint as described in Table 2.19.3.1 below.

B.5.	It is agreed that for each tier of [**] there will be a limitation on the [**] that Amdocs team can work on (“[**]”) (e.g. – for the [**] Baseline tier the [**] is [**] Concepts per month). It is further agreed that the number of [**] at any point of time during the month can deviate by no more than [**] percent ([**]%) (up) from the [**] of the relevant tier as defined in Table 2.19.3.1 below as long as the [**] is maintained.

B.6.	In order for a Concept to be counted as a [**] in a given week as defined in Table 2.19.2.3.2 it cannot be categorized in “Red” BGYR state per the table in section 2.19.2.3.1 of this Legacy Service 2.19.

Table 2.19.3.1 (effective 2012)

Tier	Monthly Cost ($)	[**]		[**]
1	[**]	[**	]	[**	]
2	[**]	[**	]	[**	]
3	[**]	[**	]	[**	]
4	[**]	[**	]	[**	]
5	[**]	[**	]	[**	]
6	[**]	[**	]	[**	]
7	[**]	[**	]	[**	]
8	[**]	[**	]	[**	]
9	[**]	[**	]	[**	]
10	[**]	[**	]	[**	]
11	[**]	[**	]	[**	]
12	[**]	[**	]	[**	]

B.7.	For calculations purposes, the number of [**] at any point in time will be counted with no consideration to their size or initiation date and will represent the actual Concepts being analyzed by the team (i.e. not necessarily new Concepts that were received during this week). If a week starts in one month and ends in the following month, [**] of the [**]. For example: The week ending [**]

B.8.	For the Define Phase services, as described in section 2.19.1.2 and section 2.19.2 to this Legacy Service, the monthly fees will be invoiced and paid on monthly basis.

B.9.	In the event that the [**] is higher than the tier requested and paid by Sprint, it will be regarded as a tier change to the [**] and will trigger true up charges to Sprint that will be calculated based on the Monthly Cost of the relevant tier for actual [**] for this specific month.

B.10.	In the event that the actual number of Concepts per month is higher than the [**] which derived from the chosen tier by Sprint, it will be regarded as a tier change to the [**] and will trigger true up charges to Sprint that will be calculated based on the Monthly Cost of the relevant tier for actual Monthly Concepts for this specific month.

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B.11.	The Parties agree that should Sprint ask to decrease and/or increase the [**] outside the boundaries of Table 2.19.3.1, the Parties will discuss in good faith the cost implication of this change.

C.	Discover and Design Phases

C.1.	For the Discover and Design Phases services, as described in Section 2.19.1 and Section 2.19.2 to this Legacy Service, Sprint shall pay Amdocs fixed monthly fees based on Table 2.19.3.2 below and the following process:

Table 2.19.3.2 (effective 2012)

Tier	Minimum Annual Hours	Maximum Annual Hours	Annual cost ($)	Minimum Estimated [**] Hours	Maximum Estimated [**] Hours	[**] cost ($)
1	[**]	[**]	[**]	[**]	[**]	[**]
2	[**]	[**]	[**]	[**]	[**]	[**]
3	[**]	[**]	[**]	[**]	[**]	[**]
4	[**]	[**]	[**]	[**]	[**]	[**]
5	[**]	[**]	[**]	[**]	[**]	[**]
6	[**]	[**]	[**]	[**]	[**]	[**]
7	[**]	[**]	[**]	[**]	[**]	[**]
8	[**]	[**]	[**]	[**]	[**]	[**]
9	[**]	[**]	[**]	[**]	[**]	[**]
10	[**]	[**]	[**]	[**]	[**]	[**]
11	[**]	[**]	[**]	[**]	[**]	[**]
12	[**]	[**]	[**]	[**]	[**]	[**]
13	[**]	[**]	[**]	[**]	[**]	[**]
14	[**]	[**]	[**]	[**]	[**]	[**]
15	[**]	[**]	[**]	[**]	[**]	[**]

C.1.1.	[**] – Sprint will notify Amdocs in writing, [**] calendar days before each calendar quarter, of the [**]. The estimation for the [**] will serve as the minimum commitment for starting the [**] and the estimation for the [**] will serve for [**] only. The Parties agrees that in case of no notification or notification not according with the provisions above, no changes will occur and the [**] for [**] will remain as in the [**].

C.1.2.	Changes to the [**] – Sprint will be able to request changes to the [**] within the [**]. Amdocs will do its best effort to accommodate Sprint’s request and for temporary changes will indicate if such change will impact the SLA. Unless agreed otherwise the charges in Table 2.19.3.2 will remain in effect. Once a change is approved, the result will become the updated [**].

C.1.3.	[**] will be defined as follows:

C.1.3.1.	Projects that reached IA sign off – [**].

C.1.3.2.	Projects that were moved to Discover Phase and were stopped during the Discover or Design Phase will be counted as follows:

C.1.3.2.1.	Projects that started but the FRM/SRM sessions have not completed – [**]% from the [**]

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Schedule K1, Section 2

C.1.3.2.2.	Projects that the SRM/FRM sessions were completed but have not started the IA – [**]% from the [**]

C.1.3.2.3.	Projects that the SRM/FRM sessions were completed and have started the IA but didn’t reach the first submission of IA document – [**]% from the [**]

C.1.3.2.4.	Projects that have reached first submission of IA document – [**]% from the [**]

C.1.3.3.	Projects that were placed on hold [**] and the requirements have not changed, once restarted and reach IA sign-off, [**].

C.1.3.4.	Projects that were placed on hold [**] and the requirements have changed, once restarted the [**] or once reaches IA sign-off, [**] will be calculated based on the [**].

C.1.4.	At the end of [**]

C.1.5.	Amdocs will invoice Sprint the applicable [**] amount for the [**], as per the tiers described in Table 2.19.3.2, [**].

C.1.6.	Change Requests (CR) against projects post [**] will have LOEs provided in a format that delineates Scoping Team hours independently from development hours. [**].

C.1.6.1.	Change Requests against projects [**] that descope hours will count as [**] impact to the [**].

C.1.6.1.	Change Requests against projects [**] that descope hours will be treated the same as Section C.1.3.2.

C.1.7.	[**] then the [**] will be calculated using [**]. as described in Section C.1.3 are [**]. In such case Sprint will be charged per the tier reflecting the [**] calculated as described in Section C.1.3. For example: if the [**] Sprint ordered is [**] hours and the summation of the [**] ordered by Sprint and calculated per Section C.1.3 is [**] hours, a [**] will be made since the [**] hour tier has been exceeded. (In this example, the [**] would be [**] ($[**]) dollars – the difference between Tier 13 and Tier 15.)

C.1.8.	Payments under this Legacy Service shall be made in accordance with Section 5.3.9 of the Agreement.

D.	Effective January 1, 2013 the fees described in Table 2.19.3.1 and 2.19.3.2 will be adjusted by [**]%. Effective January 1, 2014, the fees described in Table 2.19.3.1 and 2.19.3.2 will be further adjusted by [**]%.

2.19.4 – Special Terms and Conditions

A.	In general this Legacy Service covers only the Scoping Services for future Additional Releases and Fast Tracks. Additional future programs can be addressed by the Scoping Team upon mutual agreement by the Parties.

B.	This Legacy Service 2.19 is subject to the Scoping Team Methods and Procedures (Scoping Team M&P) document agreed upon between the Parties. Any changes to the Scoping Team M&P document will be mutually agreed in writing between the Parties.

C.

Amdocs will provide Sprint, within [**] days upon IA sign-off or [**] days after a Project is stopped, the total number of actual hours of Discover Phase and Design Phase for the Project. Amdocs will provide Sprint a list of all Amdocs’ resources that may provide

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Schedule K1, Section 2

services under the Discover and Design Phases This list will be updated on a monthly basis and provided to Sprint per Schedule Z to the Agreement. As part of the monthly list of names Amdocs will identify the names that are part of the On–Site Scoping team. For clarification purposes, the number of hours that will be provided per Project will not be broken down by person. [**]. The Parties understand and agree that there may not be any correlation between the actual hours for the Projects and the monthly charges for the Scoping Team, as described in Section C.1 to section 2.19.3 to this Legacy Service.

D.	Terms used in this Legacy Service have the definitions assigned to them in the Agreement, except as set forth otherwise in this Legacy Service

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Schedule K1, Section 2

Legacy Service 2.20 – Direct Connect

2.20.1 – Description of Services

Amdocs will allow a maximum of [**] direct connections to the Sprint production customer database. The total of [**] consists of [**] user connections, and [**] user connections. Any request from Sprint over these respective connection counts will be refused and return an Oracle error.

Amdocs does not guarantee transactional performance nor will an SLA include this activity due to Sprint’s creation and execution of the Direct Connection queries.

Sprint may provide any new or modified queries to Amdocs for a courtesy review before they are implemented in the [**] production areas. For purposes of clarification, such a review shall not affect the other rights and obligations of Sprint and Amdocs under this Section 2.20.1.

In the event a Sprint Direct Connect Query is the sole cause of an SLA impacting event, causing an outage, latency and/or timeouts for other Amdocs online and batch transactions, Amdocs will be relieved on any affected CPS Measures.

Definition of Terms

Term	Definition
[**]	[**]
[**]	[**]
[**]	[**]

2.20.2 – Fees and Payments

Sprint shall pay Amdocs for the Legacy Services described under this section in accordance with Section 5.3.9 of the Agreement

1.	Amdocs will invoice Sprint monthly based upon the highest number of Sprint’s peak connections, based on Sprint’s written notification, effective at any point in a given calendar month. Sprint will not be charged where peak connections are below the combined total of [**] connections for both [**] for the entire calendar month. Any peak connection over [**] will be charged at $[**] per connection. System capabilities do not allow for, and Amdocs will not permit, the maximum peak connections to exceed either [**] connections or [**] connections, for total connections not to exceed [**]. For the avoidance of doubt, the maximum number of connections in the month is based on the peak connections available and not on actual connections used.

2.	Sprint must provide a [**] advance notification to Amdocs of any change in the peak connections being requested for both [**]. Amdocs will increase or decrease the capped limit accordingly. In the event of a decrease, this would result in a lower monthly charge in the month following the notification of the change. In the event of an increase, this would result in a higher monthly charge in the month that the increase occurred. In no case can the total direct connections exceed [**]. Any combination of [**] connections in excess of [**] connections will be charged $[**] per connection.

3.	Any combination of [**] connections that total less than [**] connections is [**], starting with the beginning of the month following Sprint’s notification to Amdocs requesting that the peak number of connections be lowered to below [**].

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Schedule K1, Section 2

Annex A

[**] Tables

[**] Tables
[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 38 pages were omitted.

[**]

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Schedule K2

SCHEDULE K2

Legacy Services

This Schedule K2 outlines the Legacy Additional Services that are ongoing and will continue to be provided by Amdocs to Sprint under the Agreement and pursuant to its terms (including, without limitation, this Schedule K2). Section 1 of this Schedule K2 addresses specific Services that Amdocs previously provided under the 2006 Agreement and related Additional Services Orders which will, with the effectiveness of this Schedule K2 (i.e. February 1, 2014), be funded through the [**] provided in Table 6A to Schedule D2 of the Agreement (i.e. no additional payment will be required other than the Retail MSF). Section 2 of this Schedule K2 addresses specific Services that Amdocs previously provided under the 2006 Agreement and related Additional Services Orders for which funding will occur with each specific Service (i.e. additional payment by Sprint to Amdocs will be required with the provision of each such Service). Capitalized terms used herein but not otherwise defined herein will have the meanings set forth in the Agreement.

Schedule K2, Section 1 – Legacy Additional Services Funded via Monthly [**]

It is [**] that the Services listed in this Section 1 will continue to be provided by Amdocs, with the funding for such Services to be provided via the [**] specified in the MSF referenced in Table 6A of Schedule D2 of the Agreement. The Services may be cancelled at Sprint’s discretion by providing [**] notice, after which the Service will terminate and Amdocs will give Sprint a [**]

Table 1:

#	Legacy Service	[**]
SECTION 1
1.1	[**]	[**]
1.2	[**]	[**]
1.3	[**]	[**]
1.4	[**]	[**]
1.5	[**]	[**]
1.6	[**]	[**]
1.7	[**]	[**]
1.8	[**]	[**]
1.9	[**]	[**]
1.10	[**]	[**]
1.11	[**]	[**]
1.12	[**]	[**]
1.13	[**]	[**]
1.14	[**]	[**]
1.15	[**]	[**]
1.16	[**]	[**]

1

Schedule K2

Schedule K2, Section 1 – Legacy Additional Services Funded via Monthly [**]	1

Legacy Service 1.1 – [**]	3

Legacy Service 1.2 – [**]	8

Legacy Service 1.3 – [**]	10

Legacy Service 1.4 – [**] Support	14

Legacy Service 1.5 – [**]	16

Legacy Service 1.6 – [**]	18

Legacy Service 1.7 – [**]	19

Legacy Service 1.8 – [**] Support	21

Legacy Service 1.9 – [**]	23

Legacy Service 1.10 – [**]	25

Legacy Service 1.11 – [**]	27

Legacy Service 1.12 – [**]	28

Legacy Service 1.13 – [**] Maintenance	29

Legacy Service 1.14 – [**] Encryption	30

Legacy Service 1.15 – [**]	31

Legacy Service 1.16 – [**] Support	32

Schedule K2, Section 2: Additional Legacy Services NOT Funded Via the Monthly [**]	33

Legacy Service 2.1 – [**] Support	34

Legacy Service 2.2 – Scoping Team	43

Legacy Service 2.3 – Direct Connect	55

Annex A – [**] Tables	57

2

Schedule K2, Section 1

Legacy Service 1.1 – [**]

1.1.1 – Description of Service

Amdocs will provide Sprint with the following services:

Process Descriptions (see section 1.1.2 for details)

[**]

1.1.1.1 – Support

Amdocs will provide Sprint with the following support:

One Amdocs specialist encompasses activities required to service the operational [**] installed as part of the Legacy Services provided under this section. Support encompasses activities, such as, but not limited to, [**] and [**] of the [**] including [**].

1.1.1.2 – Outsourcing Services

Amdocs [**] the software product and provide support to monitor, repair and maintain the software and its associated hardware. Amdocs will operate the Customized Product which includes [**] and operating such Customized Product. This includes one high availability production and one non-production environment.

•	The non-production environment will be used for User Acceptance Testing and production fixes.

•

The [**] will be located and operated out of Amdocs’ Data Center in Champaign, Illinois. All hardware and Third Party software components will be located in Champaign, Illinois. All such required hardware and software licenses will be [**] Amdocs (for the avoidance of doubt, including the software components known as [**] and [**]). In addition, Amdocs will provide a Disaster Recovery Plan (DRP) site, as a backup environment in a Disaster Recovery mode, as follows:

1.1.1.3 – License

Amdocs grants a [**] license to Sprint, for the use of the [**], per the terms set forth in the Agreement. Sprint, at its discretion, will purchase a license for the reporting software tool known as [**] (or any compatible tool if agreed upon between the parties) and Amdocs will not be responsible for such software tool.

1.1.2 – Process Descriptions

1.1.2.1 – [**] End Of Day Process

The chart in Section 1.1.2.6 (Exhibit 1) of this document illustrates the timing of the [**] with which Amdocs will comply while performing the Services outlined in the this Legacy Service 1.1.

1.	[**] Process – General Description

The general [**] process consists of two (2) major extracts:

•	[**]

•	[**]

3

Schedule K2, Section 1

Each extract has several internal sub-processes, identified below.

2.	[**]

The [**] extract process is performed by Amdocs on the basis of [**] frequency following the [**] stage for each account (Billing Account Number or BAN), according to its [**].

[**].

3.	[**]

All [**] that are not sent to [**] will be extracted on a [**] basis in accordance with these processes:

Extract Processes

•	After the completion of [**].

•	The [**] extract flow process is performed on a daily basis as a result of combining the [**] and [**] extract processes.

•	Time dependent process – The next [**] split process after the specific bill cycle confirmation is run at a given time of day [**].

•	[**] is defined as the cut-off time. Once a [**] is finalized by the cut-off time, the [**].

•	[**]. The return score list file is currently returned by [**].

Example:

1.	[**] is approved on [**]

The next [**] split process will run on [**]; therefore the [**] extract starts at [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

2.	[**] is approved on [**]

The [**] extract starts on [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

4.	End to End [**] Flow

•	For the end-to-end [**] flow process described above, the overall flow is dependent upon agreement between Amdocs and [**]. Amdocs will be open to changes in scheduling based upon Sprint’s requests.

•	[**]. Exceptions [**] can be made based upon mutual agreement between Sprint and Amdocs.

•	The number of bill cycle confirmations in one day does not affect the duration of the end-to-end process specified above.

Example – [**]:

[**] is approved on Saturday at [**]:

The next [**] split process is run on [**]; the [**] extract starts on [**]. The score list is returned by [**] and the score becomes available in [**] from [**].

5.	Contingency Plan

•	If for any reason the data file for the score is not available for loading into [**], then the following will occur:

•	The [**] process will use the [**], and

•	The above also applies to [**].

4

Schedule K2, Section 1

•	[**].

•	In the event of a failure, Amdocs will notify Sprint through the open ticket mechanism.

1.1.2.2 – [**] Process Description

The [**] is produced on a daily basis as a result of the [**] process from the [**] storage to the [**].

The general [**] process consists of two (2) major processes:

•	[**]

•	[**].

1.	Extract Processes

•	This process starts [**] during [**], on the [**] as the Sprint customer database extraction [**] to the [**] storage and adheres to the existing maintenance window schedule as approved by Sprint.

•	The process is completed once the [**] are updated and the [**] is also updated with data from the previous day(s). [**].

2.	[**]

•	The [**] reporting [**] process described above, and the Amdocs process, [**], will be available by the [**].

•	Amdocs’ process [**] as defined in the Agreement. An additional [**] is required for these periods of time in addition to the standard [**] processing timeframe described above.

Examples:

1)	[**] is approved on [**]:

The next [**] split process runs on [**]. The [**] extract will start on [**]. The [**] split from [**] to [**] starts on the [**] and the [**] will be available on [**].

2)	[**] is approved on [**]

The next [**] split process runs on [**]; the [**] extract starts on [**]. The [**] split from the [**] to the [**] starts on the [**] and the [**] becomes available on [**].

3.	[**]

•	[**]

•	[**]

•	In the event of a failure, Amdocs will notify Sprint through the open ticket mechanism.

•	Amdocs and Sprint will agree on the process by which Sprint approves the refresh (re-boot) of the [**] data for this these specific cases.

1.1.2.3 – [**]

a)	Description

As part of the [**] scope, Sprint requires the ability to load various [**] into the [**].

b)	[**]

•	Sprint will provide Amdocs with a minimum of [**] days’ notice for all new [**].

•	[**].

5

Schedule K2, Section 1

c)	[**]

•	It is possible for the [**] files of up to [**] be loaded on the [**]. It is also possible that more than [**] from the same source will be loaded on the [**].

•	The entire [**] will have the same file structure and format regardless of whether it is for [**] or several.

•	The total of the files will not exceed [**].

•	Sprint is responsible for submitting the files to Amdocs CMI in the mutually agreed-upon structure and format.

•

The cut-off time for loading the file and embedding it in the [**] is [**]. If the cut-off time is not met, then the process will be postponed by [**]. This does not include [**] defined in the Agreement. Where the [**] are submitted during the [**], the file will be loaded in the [**] by [**].

•	If for any reason the [**] flow process is not run on the [**] upon which the request for the [**] to be loaded is made, then the process will be postponed by an additional [**].

•

1.1.2.4 – Process for Updating (Add/Change/Delete) a [**] Dimensions and/or Measures

A change in the [**] reporting is defined as one of the following:

•	Adding a dimension or measure to one [**] according to the content of the [**] tables.

•	Adding a dimension or measure to one [**] on the basis of the external reference data table.

•	Removing a dimension or measure from one [**].

•	Changing the definition of an existing dimension or measure in one [**].

1.	Rules

Sprint can request a total of up to [**] changes (additions and/or removals and/or replacements) per [**] and Amdocs will make the changes within [**] of receipt of such request.

2.	Restrictions

[**]

3.	Submission of [**] Changes

Amdocs and Sprint will review and agree upon a process for Sprint’s submission of [**] changes/modifications to Amdocs.

1.1.2.5 – Additional Trigger Procedures

An element of the integration between [**] and [**] is the implementation of triggers. These triggers improve the automatic collection treatment process by automatically accelerating the collection treatment. The addition of future additional triggers is anticipated and could happen with some frequency.

In general, Amdocs will evaluate future additional trigger requests for level of effort and the related solutions.

6

Schedule K2, Section 1

1.1.2.6 – [**] Process Timeframe

The [**] process timeframe is outlined in Exhibit 1:

[**]

Exhibit 1

7

Schedule K2, Section 1

Legacy Service 1.2 – [**]

1.2.1 – Description of Service

1.2.1.1 – Core Services

Amdocs will provide ongoing maintenance and support for [**] and [**] for the [**]. Detailed roles and responsibilities are incorporated in Schedule B of this Agreement.

1.2.1.2 – Service Detail

This service will include the following [**] enhancements defined in Table 2:

Table 2:

Scope
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

a)	General responsibilities will include the following tasks:

i.	Amdocs will furnish and pay for [**] labor, materials, services, tools, equipment. and other resources (including, without limitation, computer resources) necessary to perform the above referred to Legacy Services, except as otherwise expressly specified in this Legacy Service 1.2

ii.	Amdocs will host the applicable software products and will provide support to monitor, repair and maintain the applicable [**] software products and associated hardware. Amdocs will operate the [**] applications as an outsourced service. This includes [**] high availability production environment and no less than [**] non-production environments (e.g., test environment, failover environment)

iii.	As described in 7.9 of Schedule B, Amdocs will provide [**] support for [**] activities on a [**] basis with [**] response for [**], including:

[**]

For the avoidance of doubt, and as described in 7.9 of Schedule B Sprint will assume responsibility for performing [**] ongoing support, including:

[**]

iv.	Sprint will continue to have full responsibility for operations and maintenance of [**]. As described in this Section 1.2.1.2.(a).iii Sprint will manage the [**] support activities of.[**] that relate to [**] operations and maintenance and Amdocs will handle [**] support activities and all the [**] operation including error management.

8

Schedule K2, Section 1

v.	During the term of this Legacy Service, Sprint will work to identify procedures and internal funding to ensure continuous access by Amdocs to the [**] lab. Sprint agrees that lack of continuous access could adversely affect the quality of production fixes.

vi.	The Amdocs [**] team will communicate with other Sprint and Amdocs applicable teams

1.2.1.4 – Availability of Operations and Maintenance Support Team

Amdocs will provide [**] operational and maintenance staff support dependent on [**]. Only [**] tickets will be supported in accordance with Schedules B and C.

1.2.1.6 – New Products and Technologies

To be covered as part of Schedule B of the Agreement. Sprint may request information from Amdocs in order to determine whether it desires to have new provisioning-related products and technologies implemented by Amdocs.

1.2.1.7 – Continuous Improvement and Optimization

Amdocs will present and review any improvement plans as part of the monthly supplier management review.

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Schedule K2, Section 1

Legacy Service 1.3 – [**]

1.3.1 – Description of Services

1.3.1.1 – Services Overview

Per Sprint’s requests and in accordance with agreed upon task plans, Amdocs will execute for Sprint the [**] in the [**] in the same manner as executed by Amdocs in the production environments for the following back end [**] systems, as further described herein:

1.	The above mentioned activities will be provided for the following applications for the [**] platforms:

•	[**]

2.	The above mentioned activities will be provided for the following applications only for the [**]:

•	[**]

3.	The above mentioned activities will be provided for the following applications only for the [**]:

•	[**]

1.3.1.2 – Services Detail

This section details by functional area the [**] Amdocs will support Sprint in running. Amdocs will execute all environments reboot activities frequency and will run the [**] as defined in Section 1.3.3 (Sample [**] Request Form)

a.	[**]

The following are the backend [**] processes for [**].

The activities in this Section 1.3.1.2(a) are to support the [**].

b.	[**]

The following are the backend [**] processes for [**].

The activities in this Section 1.3.1.2(b) are to support only the [**] platform:

•	[**].

c.	[**]

Execute the full [**] map in all environments that includes jobs associated with [**]. Amdocs to perform all catch up [**] in environments to match up to the logical date that the environment initially provided. Amdocs will assume responsibility of maintaining the [**] to support the [**] cycles and the cycle control tables in [**] and [**]. The activities in this Section 1.3.1.2(c) are to support [**] platforms.

•	Request Parameters

The scheduled date time for the [**] run will be planned upfront for the planned [**] runs. Based on the planned [**] cycles that the ET team will provide Amdocs, ET will publish a [**] calendar. This will enable the team to get ready with the data set up before the scheduled run.

•	[**]
•	[**]
•	[**]
•	[**]

All input files or data required needed for running the [**] needs to be provided by ET. E.g. the [**].

d.	[**]

10

Schedule K2, Section 1

The following are the back end [**] that need to be executed: [**].

The activities in this Section 1.3.1.2(d) are to support [**] platforms.

e.	[**]

Execute the [**] and [**] daemons.

The following activities in this Section 1.3.1.2(e) are to support [**] platforms:

•	[**]
•	[**]

The following activities in this Section 1.3.1.2(e) are to support [**] only:

•	[**]
•	[**]

f.	[**]

Process [**] such as [**] are required for this area. Additionally, all jobs and processes to support [**]. The activities in this Section 1.3.1.2(f) are to support [**] platforms.

g.	[**]

The following are the backend [**] processes for [**].

The following activities in this Section 1.3.1.2(g) are to support [**] platforms:

•	[**]
•	[**]

The following activities in this Section 1.3.1.2(g) are to support [**] platform only:

•	[**]
•	[**]

h.	[**].

The following are the back end [**] for [**].

The activities in this Section 1.3.1.2(h) are to support [**] platforms.

i.	[**]

[**].

The activities in this Section 1.3.1.2(i) are to support [**] platforms.

j.	[**]

Amdocs to support the following daemons are functionality within the [**].

Additionally, Amdocs will need to execute the [**].

The activities in this Section 1.3.1.2(j) are to support [**] platforms.

k.	[**]

The [**] need to be processed for [**].

The following activities in this Section 1.3.1.2(k) are to support [**] platforms and the Job Names are:

•	[**]

The following activities in this Section 1.3.1.2(k) are to support [**] platform only and the Job Names are:

•	[**]
•	[**]

11

Schedule K2, Section 1

The following [**] need to be supported by Amdocs within the [**] and to support [**] platforms:

•	[**]
•	[**]
•	[**]

The following [**] need to be supported by Amdocs within the [**] and to support [**] only:

•	[**]
•	[**]
•	[**]
•	[**]

l.	[**]

The following are the [**] processes: [**]

•	[**]
•	[**]
•	[**]

The activities in this Section 1.3.1.2(l) are to support [**] platform only.

1.3.1.3 – Other Specifications

Table 3 describes the maximum frequency of running the [**] jobs:

Table 3:

[**] Name	Environment	Frequency
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

For other areas the frequency is by request and job execution will be done during availability hours mentioned above [**].

Table 4 describes the maximum frequency of running the [**].

Table 4:

[**] Name	Environment	Frequency
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

*	Sprint can request up to [**] additional [**] per Release by providing [**] advance written notification before the beginning of the Release’s [**] period. If this request is provided less than [**] before the beginning of the Release’s [**] period, Sprint and Amdocs will mutually discuss and agree upon a time frame. The environment capacity supports up to [**]. There will be no change to the environment capacity, unless one of the following assumptions is changed:

1.	An increase to the volume capacity will impact the file system and will require additional environment capacity.

2.	No more than [**] run simultaneously.

3.	An increase to the billing files, invoices or PDF images will impact the file system and will require additional environment capacity.

1.3.2 – Reserved

12

Schedule K2, Section 1

1.3.3 – Sample [**] Request Form

The [**] Request Form is documented in Exhibit 2:

[**]

Exhibit 2

1.3.4 – Release True-Up

The parties agree that the [**] value set forth in Table 1 for [**] services reflects the cost of services for a year in which [**] software releases are implemented; therefore, a mechanism to compensate the Parties when a year has only [**] releases or [**] releases is necessary to ensure accurate charges. Table 1.3.4.2 reflects the true-up values to each party.

Table 1.3.4.1.

Values for the Number of Releases for True-Up

[**]	[**]	[**]

[**]	[**]	[**]

Table 1.3.4.2

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

In the case where Sprint is [**] amount because of a year in which only [**] releases were defined, [**] which will be applied evenly throughout the year. [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

In the case where a payment is due to Amdocs because of a year in which [**] releases were defined, Sprint will [**] through the monthly invoice and the [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

13

Schedule K2, Section 1

Legacy Service 1.4 – [**] Support

1.4.1 – Description of Services

1.4.1.1 – Core Services

Amdocs will provide on-going maintenance for the [**] production support environment.

Under this service, Amdocs will provide on-going maintenance of the [**] production support environment for Sprint data only through the performance of the following services:

•	Support of the environment will be [**]. This should reflect a time stamp of [**] after the Ensemble Production environment becomes available.

•	Provision of the resources to maintain both the hardware and the software needed to manage the environment.

•	Maintenance and support of the environment will be performed by Amdocs as follows:

•	Amdocs will provide a copy of the Ensemble [**] and [**].

•	Amdocs will provide disk space to match the growth of the production customer database at no additional charge to Sprint. Any additional disk space will be supplied by Sprint.

•	Amdocs will provide access to the UNIX command lines. SQL access and [**] access is required and such applications will be compatible for access with the most recent version made available.

•	Amdocs will limit security for the environment to the [**] and Data Management teams; the assumption is that no other groups will require access to this environment [**].

•	Amdocs will provide full refresh of Ensemble tables, daily, to include all production tables (applications, references and operational), and the following [**].

•	Amdocs will perform full refreshes daily, and these will be completed, and the environment made available [**] after the Ensemble production environment becomes available.

•	The refresh will not start until after [**], that is to say it will generally be after [**].

•	Amdocs will provide Sprint with the ability to start the application that initiates the [**] or [**].

•	Amdocs will give Sprint the ability to run activities for [**] and any other Amdocs-developed scripts or applications requested by Sprint.

•

Amdocs will support an automated export and import process for all tables created within the environment beyond the Ensemble tables that are replicated from the Production environment. The scripts for the export and import of these temporary tables are owned and maintained by Sprint. Sprint will initiate the export script and Amdocs will tag the import script to the end of the BCV split (refresh) process.

•	Amdocs will send [**] text notification to [**] members (as identified and provided by Sprint) of the success or failure of the replication and export/import process.

•	All new Ensemble Releases and builds will be installed in the [**] production environment within [**] of the production installs unless a prior agreement is made.

•	Amdocs will provide the same level of support for application and data issues as is given today.

•	Amdocs will provide training for any, and all new applications that are owned by [**] in the production environment for a total of [**] per quarter.

•	DR environment is not included as part of this service

•

On a [**] basis, Amdocs will provide a set of refreshed copies of select [**] tables and files from the [**] production environment into Sprint’s [**] environment. Specific tables and files to be copied will include:

•	Repository files: report completed transactions from [**]

•	Login/logout files: report [**] into [**] and [**] devices

•	Other tables and files to be copied will be predetermined by Sprint and coordinated with Amdocs

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•	Amdocs will support the following [**] log file requirements:

•	Amdocs will provide Sprint with access to historic [**] log files. Each log file will be stored in a separate directory

•

Amdocs log files will contain a standard format for each transaction entry in order to enable simple data parsing. Each transaction entry will contain a [**]. Transaction entries should not contain “conversation” data

•	Amdocs will provide Sprint with device format group reference table. Amdocs will provide a refreshed copy of this table on a [**] basis

•	Amdocs will provide to Sprint the ability to view all active [**] queues

•	In the event of a schema change in the production environment, Amdocs will provide schema change documentation no less than [**] in advance of implementation of the change with the exception of [**]

•	Amdocs will commit to providing [**] support for the [**] provisioning environment similar to that which is provided for the [**] provisioning environment.

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Legacy Service 1.5 – [**]

Amdocs will continue to operate and maintain the [**] described in this Section 1.5 with the hardware and software configuration as of the effective date of the Agreement (i.e., no refresh or upgrade to the equipment). Any other new requirements (e.g., additional users/BANS) will be addressed via a separate ASO.

1.5.1 – Description of services

a.	[**] Capacity

Amdocs will support [**] concurrent users for the term of this Legacy Service, as follows:

1.	Environments:

Support the current [**] servers to support [**] and [**] concurrent users per environment for the term of this Legacy Service with the following applications:

•	[**]
•	[**]
•	[**]

2.	Number of Users:

A total of [**] concurrent physical users for all the [**] and [**] logical users as follows:

•	[**] logical users

•	[**] logical users (required to support launch in context from [**] as requested)

4.	Data

•	All the [**] will have the same set of accounts refreshed from a master database.

•	To support the increase of users per environment, Amdocs will create [**] duplicates of each of the existing master accounts.

•	Each of the [**] will include up to [**] and [**].

•

Amdocs will refresh all reference table data in the [**] with each Release into the production environment as to keep all applications in sync. In the context of this Legacy Service, “reference table data” includes but is not limited to, [**]. New functionality from a Release that exists in production will also be included in the [**] in a Release. Any [**] that directly impact such functionality will be updated in the next Release. In the event that there are no more than [**] Releases in a calendar year then Amdocs will refresh all reference table data after any [**] that directly impact the functionality and stability of the [**]. Creation and/or modification of data not in reference tables, as defined above, and/or customization of new functionality specific to the [**], and/or testing of the new/modified data and functionality by Amdocs will require submission of a Change Request. The Change Request should be submitted by Sprint during the [**] of the Release scope and no later than [**] before the [**] Upgrade provided that the training environment is part of the scoping process. The CR should specify each type of new/modified data required, and each new / modified scenario Amdocs must validate as working per design in the [**]. Standard SLAs for Amdocs response to CRs will apply. It is assumed by the parties that validation testing of all existing (a.k.a., “regression”) functionality by Amdocs will be performed after each Release or build, and will be covered under the regular monthly [**] charged in this Legacy Service.

•	If new functionality requires new simulators or interfaces these will also need to be part of the Release scope as identified by Amdocs.

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b.	Additional Data

1.	Data

•	Amdocs supports up to, and including [**] concurrent users per [**], supporting AM and PM training shifts including [**] duplicates of each of the existing master accounts.

•	Amdocs supports up to, and including [**] and [**] across them with [**] duplicates of each of them.

•	Dynamic Profiling:

Amdocs supports a solution for [**] whereby as users access the training [**], they will be able to dynamically select a specific profile (to be defined together with Sprint) to be used for that [**] session.

[**] increases the production like feel of the [**] by providing the users a [**].

For the avoidance of doubt, the [**] services above will be provided for [**] only. The master data set will be available for [**] users.

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Legacy Service 1.6 – [**]

[**]

1.6.1 – Description of Services

1.6.1.1 – Core Services

Amdocs consolidated the existing in-house [**] into the [**] managed in Champaign (i.e., the Product operated and maintained by Amdocs for Sprint under the Agreement). The Amdocs managed service that [**].

Amdocs hosts and operates the [**] for this Legacy Service, and carries out the following with regard to such system:

•	[**]

•	Code maintenance of core product and localizations (as today)

•	Core product patches and upgrades

•	Code maintenance of all interfaces to Sprint applications

•	Release implementation

•	Capacity planning and management

•	Data retention rules established in Schedule V of the Agreement applies also to this Legacy Service.

Amdocs will provide the following environments for the [**]:

•	[**]
•	[**]
•	[**]
•	[**]

•	[**]. For avoidance of doubt, the Parties will discuss in good faith the cost related to any upgrade that will be required in the future.

Sprint will continue to carry out the following with regard to [**]:

•	[**]
•	[**]
•	[**]

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Legacy Service 1.7 – [**]

1.7.1 – Description of Services

Amdocs will provide Sprint with the following services for retail Subscribers and will enhance the Customized Products and [**] additional hardware and software in order to reduce the [**].

Amdocs’ part (as described below) in each billing cycle will on average be less than or [**] performance target includes steps 1 to 5, and step 7 (for the avoidance of doubt, excluding step 9 – [**]) of Table 5 of this Legacy Service 1.7. [**], as defined in step 6 and [**] time as defined in step 8 are outside the scope of this Service performance.

In order to verify that Amdocs meets its commitments as described in this section 1.7.1, Sprint agrees that cycles will remain closely balanced in size.

1.7.2 – Grace Period

New billing cycles:

For a period not to exceed [**] from the time when a new retail billing cycle is deployed to production, the [**] performance target defined in this Schedule will be temporarily suspended for that cycle only. The [**] performance target remains in effect for all other retail billing cycles.

[**] billing Cycles:

For a period not to exceed [**] from the time when a group of Subscribers are removed from [**] billing cycle and added to a [**] billing cycle (i.e., [**] billing cycle), the [**] performance target defined in this Schedule will be temporarily [**] for those cycles only. The [**] performance target remains in effect for all other retail billing cycles.

Release upgrades:

The [**] performance target defined in this Schedule will be temporarily suspended for all production retail billing cycles for [**] cycles starting from the first cycle impacted by implementation of a Release.

1.7.3 Billing Cycle Time measurement (Amdocs part):

Each Billing Cycle comprises the following steps: (1) [**] (2) [**], (3) [**], (4) [**], (5) [**], (6) [**], (7) [**], (8) [**] and (9) [**]. Refer to Table 5 for a listing of these steps and associated responsible parties.

Table 5:

Responsibilities Table
Steps	Responsible
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

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Start time (“Start Time”) for each Billing Cycle is [**], unless otherwise agreed in writing by the parties. For cycles that start on [**].

Sprint’s audit time is comprised of three pieces; [**], and [**]. Sprint’s audit time starts when qualifying batch [**], and [**] (including all [**] reports) are received by Sprint with zero [**] and zero [**].

All time spent re-running billing cycles, running additional batches or performing full or partial “[**]” due to [**] will be [**] Amdocs’ Billing Cycle Time.

Sprint and Amdocs will agree on which party is responsible for each “[**]”, [**], full or partial “[**]” of bill cycles. If Sprint is responsible for a [**], all hours associated with cycle [**] will be [**] from the total hours.

If Amdocs is responsible, all time spent [**], and full or partial ”[**]” of bill cycles will be [**] Billing Cycle Time.

In the event of an Amdocs operational error that occurs during a [**], or full or partial ”[**]” of any Billing Cycle, that is required due to Sprint’s action, then all time spent [**] because of the Amdocs error will [**] total Billing Cycle Time.

Measurement formula: [**].

Measurement period: calendar month.

Sprint will audit and approve bill cycles if either [**] of the Subscribers in a cycle are contained within reporting for the first batch OR [**] of the Subscribers in a cycle are contained within the first batch and there are no [**] with more than [**] Subscribers. In cases where [**] remain to be corrected after a first batch, Amdocs will also provide an additional full set of audit reports for the subsequent and final batch. (for the avoidance of doubt, approval to print and mail the main bulk of subscriber bills will not depend on [**] the [**] and providing the second set of reports for [**]% of the Subscribers) If issues arise substantially [**] processing time, the parties will agree on a remedy plan based on analysis of the root cause.

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Legacy Service 1.8 – [**] Support

1.8.1 – Description of Services

1.8.1.2 – Core Services

•	Amdocs will provide [**] hours of [**] support as per the table below.

•	Amdocs will support Sprint applications that interface with the Amdocs applications including, but not limited to [**] during the hours provided per the table below.

•	Amdocs will support the Ensemble applications including, but not limited to [**] during the hours provided per the table below.

•	In case of material change in the number of applications (up or down) the Parties will discuss in good faith the implications to this Legacy Service.

•	During the support hours Amdocs [**] support will handle up to [**] simultaneous bridges to address [**] issues that needs to be resolved

•	Amdocs will support test data creation and data coordination in the [**].

•	Amdocs will provide a single phone number (Hot Line) to contact the [**] support team. This hot line will be active during the support hours.

•	Sprint testing window will be [**].

•	For the Avoidance of Doubt, this Legacy Service includes Amdocs [**] support for [**].

1.8.1.2 – Availability

The support for [**] described above will be available according to the following hours, US Central Time zone, excluding Sprint corporate holidays:

Table 6:

Day	Support Hours	Total Hours
Monday	[**]	[**]
Tuesday	[**]	[**]
Wednesday	[**]	[**]
Thursday	[**]	[**]
Friday	[**]	[**]
Saturday	[**]	[**]
	Total	[**]

[**] are not impacted by the support described above and, for the avoidance of doubt, are not part of this Legacy Service.

1.8.2 – Release True-Up

The parties agree that the [**] value set forth in Table 1 for [**] services reflects the cost of services for a year in which [**] software releases are implemented; therefore, a mechanism to compensate the Parties when a year has only [**] releases or [**] releases is necessary to ensure accurate charges. Table 1.8.2.2 reflects the true-up values to each party.

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Table 1.8.2.1

Values for the Number of Releases for True-Up

[**]	[**]	[**]

[**]	[**]	[**]

Table 1.8.2.2

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

In the case where Sprint is [**] amount because of a year in which only [**] releases were defined, [**]. Sprint will notify Amdocs of the number of releases by January 1st of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

In the case where a payment is due to Amdocs because of a year in which [**] releases were defined, [**] of the applicable year. If the number of releases changes during the year, the parties will meet in good faith to determine adjustments and proration.

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Legacy Service 1.9 – [**]

Amdocs will provide the following Legacy Services relating to [**] business operations and support:

1.9.1 – Description of Services

1.9.1.1 – Process Issues Investigation and Resolution

Amdocs Tier 2 Helpdesk, Business Operations teams as well as Data Management team will support Sprint’s requests for process issues investigation and resolution. Amdocs will address issues created by the downstream parties involved in the process, such as [**], [**] and [**].

The [**] team maintains an [**] as a method for Sprint users to communicate issue analysis requests (these tickets are not defect-related, but deal with questions or special requests for research).

Addressing these issues requires various activities, depending on the nature of the issue:

•	development and execution of scripts to perform mass updates

•	Specific updates to Ensemble data to reflect certain customers’ port status

•	Development, test and execution of ad-hoc reports that are not related to defects or issues incurred by Amdocs, as requested by Sprint

Process issue investigation includes the research and analysis of exception codes reported by [**] and [**] versus those of Ensemble. For example, transactions that are failing due to table mismatches, [**] changes, [**] mapping problems.

For the avoidance of doubt this Legacy Service does not include the maintenance services, as per Section 2.3 of the Agreement, but reflects Legacy Services being executed by Amdocs above and beyond maintenance of the Customized Product.

1.9.1.2 – Port-In Reconciliation

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port In requests, as well as coordinating any script activities (development and execution) required to bring the statuses in sync.

Service Scope

This service involves initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reported as “out-of-sync” with [**] reporting. Results will be provided to Sprint in order for the next steps to be determined. Once Sprint has advised of the next steps to be taken, Amdocs will perform the steps prior to the next week’s reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

1.9.1.3 – Port-Out Reconciliation

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port Out requests, as well as coordinating any script activities required to bring the statuses in sync.

Service Scope

This service involves initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reporting as “out-of-sync” with [**] reporting. Results will be provided to Sprint along with the action items which will be taken based on those results. Once the action items are performed, Amdocs will provide the results of those actions prior to the next reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

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1.9.1.4 – Reports Generation and Investigation

The Business Operations (BOPS) team monitors that all [**] reports are delivered on a timely manner. The BOPS team investigates issues with report creation or discrepancies in the reports per notification from Sprint. The developers in the front-end production team support the BOPS investigation as well as make additional changes to the [**] reports. Below are the [**] reports that are supported:

Daily:

[**]

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Legacy Service 1.10 – [**]

1.10.1 – Description of Services

Amdocs upgraded the existing [**] installed at Sprint’s premises in [**] (specifically listed herein) as follows:

1.10.1.1 – [**]

[**] supports the services listed in Table 7.:

Table 7:

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

Any additional services or update to existing [**] services will be ordered through the CR process by a separate Additional Service Order.

1.10.2 – Ongoing Support

After completing the upgrades described hereinabove, Amdocs will provide Sprint with CDMA ongoing support (“OGS”) that will include the following services:

1.10.2.1 – OGS scope definitions

•	[**] support

•	Support [**] for [**] issues

•	Provide [**] turnaround for [**] issues either by providing solutions or workaround to continue business without further impact.

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1.10.2.2 – Other OGS Activities

•	Use of existing well proven OGS methodologies extended for [**] OGS.

•	[**] follow-up and tracking of [**] issues at various level with in OGS organization

•	Internal escalation process to get additional help/support in order to resolve the issue quicker

•	Implement monitoring, alerts to proactively identify the issues and take necessary action

•	Coordinated bug fixes for the local customization layer of the above [**] systems.

•

OGS services do not include system redesign (enhancement, customizations and architectural changes). For avoidance of doubt, the first priority task of [**] dedicated resources will be for OGS activities. However, as an exception to this Legacy Service Amdocs will agree that Sprint may use the OGS expertise during [**] for implementation of the system. Any additional work which can’t be part of their time will be handled through regular CR process.

•	It is agreed between the Parties that [**] will be [**] and [**] will be [**]. The [**] will travel to [**] for an initial [**]. Amdocs will provide the details of the [**]

•	The OGS team will address performance issues in a timely manner in accordance with the Agreement.

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Legacy Service 1.11 – [**]

1.11.1 – Description of services

Amdocs will provide Sprint with the following Legacy Services under Legacy Service 1.11:

1.11.1.1 – Core Services

Amdocs will maintain [**] servers for Sprint for the use of [**] application to be run on the Sprint Ensemble on-line environment, consisting of:

•	Standard support for the above [**] servers

•	[**] on-call support for reboots or reboots related problems with the servers

•	On-going Release maintenance of the servers, i.e. updates of [**] patches and Releases

•	Servers monitoring and ongoing patching

•	List of servers include: [**]

1.11.1.2 – Services-related Terms and Conditions

•	Disaster Recovery solution does not include the services provided under this Legacy Service

•

Under the current Sprint use of the [**] servers, and Sprint behavior pattern, Amdocs will be able to accommodate [**] concurrent users per server. Both Parties agree that any change of the above parameters might impact the ability to meet [**] concurrent users, but should not alter the system capacity standards.

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Legacy Service 1.12 – [**]

1.12.1 – Description of services

The parties agree that [**] is a Third Party software product which Sprint purchased a license from [**] and granting Amdocs a license to use as described in this Legacy Service. For the avoidance of doubt, the [**] is not Amdocs’ Generic Product(s), Standard Materials or Customized Materials as those terms are defined in the Agreement. It is further agreed that the [**] is considered “Sprint Software” under the Agreement. Sprint is responsible for securing the required [**] licenses and for the timely delivery of the software and related support.

[**] has certain restrictions which must be complied with in the use of their software. The Parties will not permit any Third Party to:

•

Decompile, disassemble, or otherwise reverse engineer the [**] or attempt to reconstruct or discover any source code, or algorithms of the [**] by any means whatsoever (except to the extent expressly requested or permitted in this Legacy Service);

•

Distribute, sell, sublicense, rent, lease, or use the [**] or any portion thereof for time sharing, hosting, service provider or like purposes (except to the extent expressly requested or permitted in this Legacy Services);

•

Remove or destroy any proprietary markings or proprietary legends placed on or contained within the [**] or Documentation (except to the extent expressly requested or permitted in this Legacy Services);

•	Modify any part of the [**] or create a derivative work of any part of the [**] (except to the extent expressly requested or permitted in this Legacy Service);

•	Publicly disseminate [**] performance information (e.g., information of [**] (except to the extent expressly requested or permitted in this Legacy Services).

1.12.1.1 – Third Party Hardware

Amdocs will maintain the recommended (by [**]) 3rd party hardware and associated operating system software (with the exception of the [**]), in [**] in order to support the functionality.

1.12.1.2 – Sprint Root Access

The server must be dedicated for the [**]. Amdocs will allow Sprint a root access to the server to install the [**]. Elevated access (up to root access) will periodically be granted to Sprint to complete patching and versioning upgrades. This access will be scheduled in advance. Sprint will maintain a super user access to administer and maintain the [**].

1.12.1.3 – Adaptation Stability Period

System isn’t categorized as high availability and as such disaster recovery is not included in the solution.

1.12.1.4 – Recommended Hardware

The minimum [**] recommended Third Party hardware and software includes:

[**]

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Legacy Service 1.13 – [**] Maintenance

1.13.1 – Description of services

Amdocs maintains an additional security service as part of Sprint’s compliance requirements with the [**]. This Legacy Service includes [**] on [**] relevant systems.

1.13.2 – [**] Monitoring

Amdocs will utilize [**] monitoring only on systems which directly relate to the storage, transport, or processing by Amdocs as part of the Services pursuant to the Agreement of [**] is defined as any data containing credit card information, specifically payment account numbers. [**] will be configured per the requirement to comply with [**].

The implementation of this monitoring system will include the following details:

•	[**] agents will be installed only on servers that directly relate to the storage, transport, or processing of [**] data

•	All of the [**] agents will be configured to report to a central console

•	[**] will be configured to monitor critical system files as defined by the built-in [**] policies.

•	[**] will be configured to alert [**] personnel of any unauthorized modifications to critical system files.

•	[**] reports and alerts will be monitored on a daily basis by [**].

•	Only members of the [**] team or employees with a legitimate business needs will have access to the [**] system.

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Legacy Service 1.14 – [**] Encryption

1.14.1 – Description of services

Amdocs maintains an additional security service as part of Sprints compliance requirements with the [**]. This Legacy Service will include encryption of [**] within Amdocs databases using [**].

1.14.2 – Database Encryption

Amdocs has enabled [**] on any databases that contain [**]. The encryption is configured according to the requirements outlined in [**]. The implementation of this data monitoring system will include the following details:

[**]

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Legacy Service 1.15 – [**]

1.15.1 – Description of services

Sprint is responsible for securing the required [**] licenses and for the timely delivery of the software (and related support if required). Amdocs is responsible for securing [**] licenses for their services, and for the timely delivery of the software (and related support if required).

Amdocs is responsible for preparing the [**] trail files of the [**] database replication processes, at the source level, for the Sprint applications known as [**], and other [**] targets. This also includes the responsibility to prepare the [**] trail files of the [**]. These services include:

•

Set up Services: Through the [**] archive files based replication, Amdocs will be responsible for the [**] database as well as the Applications online replication process to the staging replication server in [**] for the generation of trail files.

•	Ongoing Services:

•	Amdocs will utilize [**] to replicate the list of tables referenced in Annex A. Any changes to the table must be approved by both Sprint and Amdocs in advance.

•	Amdocs supports the replication process at source level in [**], which will create the [**] trail files

•	Amdocs also provides database administrator (“DBA”) support in order to install, support and maintain this replication process.

1.15.2 – Environment

Amdocs creates a replication environment in [**] in order to support the Sprint [**] replication at the source from the production environment. [**] and Sprint is responsible for the replication process at the target.

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Legacy Service 1.16 – [**] Support

1.16.1 – Description of services

Amdocs supports an additional [**] calls at peak-hour for the [**] platforms. In the event that this Section 1.16 is cancelled pursuant to the terms of this Schedule K, the related envelope parameter in Schedule L entitled “[**] calls at peak hour for [**] will be reduced by [**] for [**].

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Schedule K2, Section 2: Additional Legacy Services NOT Funded Via the Monthly [**]

It is Sprint’s election that Services listed in this Section 2 will continue to be provided by Amdocs, with the funding for such Services to be provided via payment therefor by Sprint to Amdocs as outlined with each specific Service.

#	Legacy Service
2.1	[**]
2.2	[**]
2.3	[**]

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Legacy Service 2.1 – [**] Support

2.1.1 – Description of Services

2.1.1.1 – Maintenance of the [**] Environments

a.	Amdocs will provide [**] as described in Table 2.1.1.1 below:

Table 2.1.1.1

Environment	Copy BANS	New/Converted BANS	Total BANS
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

b.	Amdocs will provide [**] standalone environments [**] as described in Table 2.1.1.2 below:

Table 2.1.1.2

Environments	Copy BANS	New/Converted BANS	Total BANS

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

c.	[**] will interface with [**] environment and [**] will interface with [**] environment

d.	[**] will interface with [**] environment and [**] will interface with [**] environment

e.	The standalone environments [**] will not interface with any Sprint or 3rd party systems. All interfaces will be stubbed.

f.	New interfaces or changes to existing interfaces in [**] will be mutually agreed upon by Amdocs and Sprint in order to open connectivity and establish the interface between the two systems.

g.	New interfaces or changes to existing interfaces in [**] will be mutually agreed upon by Amdocs and Sprint in order to open connectivity and establish the interface between the two systems.

h.	[**] will be used in the even Major Releases (R6, R8 etc.) and [**] will be used in the odd Major Releases (R7, R9 etc.).

i.	[**] will be used in the even Major Releases (R6, R8 etc.) and [**] will be used in the odd Major Releases (R7, R9 etc.).

j.	[**] will be used for the mid Releases.

k.	[**] will be used for the mid Releases.

l.	The standalone environments will be used in all Major Releases. Standalone environments will not be used for Sprint mid Releases.

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m.	[**] Environments upgrade:

1.	Amdocs will provide Sprint with access to the environments at the beginning of the build out week (the week prior to [**]) of the Major Release for use by Sprint for the duration of the testing of the Release.

2.	After a Release, Amdocs will ensure the relevant [**] environments remain available for [**] no less than [**] prior to the build out week of the second next major Release. For the avoidance of doubt ‘[**] shall be defined to mean the level of functionality described in the Creditable Performance Specifications (CPS) embodied in -Schedules C1-Ret, C1-Whl, C2-Post, C2-Pre, and C2-Whl to the Agreement.

3.	A standalone upgrade schedule will be agreed between Amdocs and Sprint prior to each Release. Upgrade period is [**] and the environments will be unavailable during that time”.

n.	Amdocs will support the [**] environments with the following applications as outlined in Table 2.1.1 below:

Table 2.1.1

Environments	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]
[**]	[**]	[**]	[**]	[**]						[**]		[**]				[**]	[**]	[**]		[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]						[**]		[**]				[**]	[**]	[**]		[**]	[**]	[**]
[**]		[**]		[**]	[**]	[**]	[**]					[**]				[**]
[**]		[**]		[**]	[**]	[**]	[**]				[**]	[**]		[**]		[**]				[**]
[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]				[**]	[**]		[**]		[**]	[**]
[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]				[**]

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o.	Amdocs will support [**] concurrent users as per table below:

Environments	# Concurrent Users

[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

p.	[**] environments Availability. Amdocs will provide Sprint with [**] weekly hours of [**] environments availability as outlined in the table below:

Day	From	To	Total Hours

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]
Total Weekly Hours			[**]

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q.	[**] standalone environments Availability. Amdocs will provide Sprint with [**] weekly hours of [**] standalone environments availability as outlined in the table below:

Day	From	To	Total Hours

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]
Total Weekly Hours			[**]

r.	Environment daily maintenance is [**] days a week [**].

2.1.1.2 – [**] Support for [**] Environments

a.	Amdocs will provide [**] support for all the environments listed in Table 2.1.1 during the following hours:

Day	From	To	Total Hours

Monday	[**]	[**]	[**]

Tuesday	[**]	[**]	[**]

Wednesday	[**]	[**]	[**]

Thursday	[**]	[**]	[**]

Friday	[**]	[**]	[**]

Saturday	[**]	[**]	[**]
Total Weekly Hours			[**]

b.	The [**] support will be provided by on-site and offsite teams.

c.	The [**] support will be provided to the [**] environments that are included and described in Section 1(a) above.

d.

The [**] support team will provide all elements of support described in sections 2.1.1.2(h) during major Releases only, from [**] until the production date of the Release. Following production deployment, [**] support will be limited to that described in section 2.1.1.2(h.1) and ensuring [**] as defined in section 2.1.1.1(m.2) of this Legacy Service. Projects requiring more robust post release [**] support will require a separate Change Request, as described in section 2.1.1.2(g). In addition, Amdocs’ [**] support team will support all Launch Gating Defects of the Release until the defect is resolved by Amdocs pursuant to the Roles and Responsibilities as

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Schedule K2, Section 2

defined in Schedule B to the Agreement. “Launch Gating Defects” are defects which do not prevent the overall Release code from being deployed into production on the scheduled date. However, functionality included in the Launch Gating Defects will not be used in production until corrected by the fix agent.

e.	[**] support will provide services to projects that are listed as part of a major Release (e.g. have card number under the current major Release) and only to those projects (cards) that have [**] as participating application (i.e. has development efforts as part of the card) included in their card. The services will be provided to [**] and all other organizations ([**]) that are part of the eligible cards.

f.	Projects within the Release that do not have [**] as participating application (i.e. Amdocs has development efforts or a work authorization for Amdocs to provide test support as part of the project) and still require [**] support will be handled on a per case basis dependent on capacity and availability and may require additional fees that will be covered under a separate ASO. This does not exclude Amdocs from fixing environment issues within the test environment. Subject to the preceding, any additional [**] Support service rather than fixing environment issues will require additional fees that will be covered in a separate ASO.

g.	Projects that will require post Release [**] support, as defined in Section 2.1.1.2(h) will be handled on a per case basis dependent on capacity and availability. Projects teams will open Change Requests (CRs) if testing is required outside the official Release schedule. Post Release Change Requests may require additional fees, will be charged on a time-and-materials basis.

h.	[**] Support will include the following activities:

1.	Perform sanity testing on the [**] environment [**]. Sanity will include:

•	Ensure that all environments up and running

•	Ensure basic functionality works

•	Activate BAN

•	Activate subscriber

•	Connectivity to Apps: [**]

•	Validate basic functionality is working in the following Apps: [**]

•	Confirm can use [**] for those applications

•	Confirm all daemons up and running

•	Perform the daily prepaid sanity test

2.	Coordination with Sprint and Amdocs teams for environment upgrades, maintenance, [**] refresh and build pushes.

3.	Perform enhanced sanity on the [**] environment prior to delivery to Sprint for [**].

4.	Push hot fixes (“HF”) to the [**] environments and perform environment reboot.

5.	Coordinate all batch processing activities between Sprint testing groups and ITV [**] team.

6.	[**] support is not responsible for data setup in the [**] environments ([**]). All customer data creation activities will be done by [**] or the different Sprint testing groups.

7.	[**] support will provide defect management services to defects that are opened in change synergy tool and that are assigned to an Amdocs resolver workgroup. [**] support will own the Amdocs defects and will drive for resolution by coordinating between Sprint testing groups, Sprint development groups, Amdocs development, Amdocs infra and Amdocs release management.

8.	[**] support does not perform any kind of coding, modification of code or investigation on code level.

9.	Amdocs provides support for test defect management (“TDM”) (for Amdocs defects only):

•	Open/facilitate bridges with other development or 3rd party groups

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Schedule K2, Section 2

•	Update TDM contact list

•	Update defects with results of the bridges

•	Escalate defects to Sprint development managers or [**] in case of resource unavailability on the bridge or other occurrences that may happen during the discussion on the bridge

10.	System Test (ST) site visits

•	Amdocs will support one Sprint site visit to ST

•	Sprint testers will travel to Amdocs development site to participate in system test

•	Site visit will occur in the [**] of ST. If Sprint determines that an additional site visit is required, the duration of the site visit will be discussed in good faith between both Parties.

•

Site visit will occur [**] per Release. If Sprint determines that another site visit is needed due to late code drops Amdocs will make all efforts to arrange such a site visit. Sprint and Amdocs will discuss in good faith possible additional charges.

•

Number of Sprint participants will be up to [**] testers for each site visit. If Sprint will determine that additional testers are needed, Amdocs will make all efforts to support the additional testers. Sprint and Amdocs will discuss in good faith possible additional charges.

•	Amdocs will provide the facilities and equipment similar to Amdocs system testers required for Sprint to perform testing

•	Amdocs to ensure that environment provided for testing is available on arrival and contains reference data and resources to begin testing.

•	Sprint testers to shadow Amdocs ST team during execution (Shadow timeframe will be discussed and agreed to prior to each site visit by both Parties).

•	Sprint will be writing and executing Sprint test cases (“TC”) during the site visit

•	Sprint will be providing the list of participants [**] prior to the site visit together with travel dates and travel locations.

•	Sprint will be responsible for the travel and living expenses of Sprint’s personnel participation in those site visits.

2.1.1.3 – [**] Process

2.1.1.3.1 – [**] process for [**]

a.	[**] process will be provided only for Releases.

b.	The [**] process described in this Section applies to [**] environments [**].

c.	Amdocs enhanced the [**] tool to allow more than [**] per Release.

d.	[**] per Release will be to an empty environment while the succeeding ones will append the data on top of the previous data.

e.	For the [**], the data will be placed first at a temporary database, upgraded to the current Release schema and then copied to the [**] environment on top of the existing data.

f.	There will be no more than [**] requests per Release

•	Sprint will provide to Amdocs at least [**]% of the agreed number of BANs. This list will be provided [**] prior to [**] start date of the release.

•	Sprint will provide to Amdocs at least [**]% of the agreed number of BANs. This list will be provided [**] prior to [**] start date of the release.

•	Sprint will provide to Amdocs the remaining BANs to complete [**]% of the list. This list will be provided [**] prior to [**] start date of the release.

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Schedule K2, Section 2

g.	Tables that are copied in full from production during the initial [**] will not be re-copied during the additional requests

h.	There may less than [**] percent ([**]%) amount of fallout during [**] requests due to sequence collision.

i.	The [**] will require [**] downtime and will be performed at one of the scheduled maintenance windows as time permits.

j.	Amdocs will complete the [**] process prior to the start date of [**] for each Release.

k.	[**] will be included in [**]

2.1.1.3.2 – [**] process for [**]

a.	[**] process will be provided only for Releases.

b.	The [**] process described in this Section applies to [**] environments [**].

c.	There will [**] requests per Release. In case an [**] request will be required Sprint and Amdocs will discuss in good faith the charges associated.

•	Sprint will provide to Amdocs the list of up to [**] BANS for the [**] process [**] prior to [**] start date of the Release.

•

For the [**] request, Sprint will provide to Amdocs the list of up to [**] BANS for the [**] process [**] prior to [**] start date of the Release. The total for the [**] requests will not exceed [**] BANS.

d.	Amdocs will complete the [**] process prior to the start date of [**] for each Release. Amdocs will complete the [**] process prior to the start date of [**] for each Release.

2.1.1.3.3 – [**] process for the standalone environments

a.	[**] for the standalone environments will include [**] BANS (same [**] BANS for all standalone environments). Sprint will provide to Amdocs the list of the [**] BANS [**] prior to the start date of [**] for each Release.

2.1.1.4 – Environment Maintenance Schedule

a.	All environments scheduled maintenance ([**] reboot) will be done [**].

b.	Code push to [**] environments will be done [**] a week on [**]. Code push to standalone environments will be done [**].

c.	All environments ([**]) will be done between [**].

d.	All environments will be down every [**] for Amdocs maintenance activity.

2.1.2 – Fees and Payments

a.	The Parties agree that this Legacy Service 2.1 is a rate structure for Release related Additional Service Orders (ASOs) and/or Work Authorizations (WAs) defining development services and Release support activities to be rendered as part of all future Releases pursuant to separate ASOs and/or WAs.

b.	With respect to the Legacy Services described in Legacy Service 2.1, section 2.1.1, the maintenance for the [**] environments [**] Sprint will pay monthly operational fees of [**] dollars ($[**]) in accordance with Section 5.3.9 of the MSA.

c.	With respect to the Legacy Services described in Legacy Service 2.1, the maintenance for the [**] environments [**] in Sections 2.1.1.1(a, d, g, i, k, n, and o) both Parties agree that the charges are covered as part of the MSF in Legacy Service 2.2 and not a part of the charges to this Legacy Service 2.1.

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Schedule K2, Section 2

d.	With respect to the Legacy Services described in Section 2.1.1 and not covered by Section 2.1.2(b) and Section 2.1.2(c) to this Legacy Service 2.1, the Parties shall agree as part of each Release (in its applicable ASO(s) and/or WAs) on the applicable fees associated with the Legacy Services as described in this Legacy Service (“Legacy Service 2.1 Allocated Fees”). Legacy Service 2.1 Allocated Fees shall be paid under the provisions of the applicable Release ASOs and/or WAs. For the avoidance of doubt, the fees described in Section 2.1.2(b) and Section 2.1.2(c) above are not considered Legacy Service 2.1 Allocated Fees.

e.	Legacy Service 2.1 Allocated Fees for each calendar year starting 2014 will be determined according to the following table:

Table 2.1.2.1

	Price Per Release ($)			Annual Price ($)
Release size (hours)	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]	[**]	[**]	[**]	[**]	[**]	[**]

In a case of [**] Releases in a given year, the Parties will mutually agree on the level and cost of services associated with [**] Releases.

Legacy Service 2.1 Allocated Fees assume no overlapping of [**] execution periods between subsequent Releases (e.g. if Release’s 1 [**] execution period takes place between [**], no other Release’s execution period will takes place during that period). In the event of such overlapping, the Parties will mutually agree on its implications on the fees for those Releases.

f.	The aggregate Legacy Service 2.1 Allocated Fees for all Releases in a calendar year shall amount to the annual charges agreed to by the Parties and will be based on the number of Releases performed during the calendar year. The Parties will agree on the annual plan (for the following calendar year) no later than [**] each year which will be based on [**] Managements’ schedule for the following year Releases [**] as indicated in the table above.

g.	The number of Releases for each calendar year, for the purposes of the annual Legacy Service 2.1 Allocated Fees calculations based on Table 2.1.2.1 above, will be determined based on the delivery of code to production date.

h.	The Parties agree that [**] a year, during [**], the Parties will meet to review the services and to determine if any adjustment is needed to the level of tiers as defined in Table 2.1.2.1.

i.	Release hours include all Release development hour activities except Amdocs Internal CRs and sunk cost hours for specific CRs that were officially cancelled prior to Amdocs system test starting date of those specific CRs.

j.	The [**] support charges within a Release will be provided as part of the Release ASOs and/or WAs.

k.	In case of tier level change in size per Table 2.1.2.1 of a Release due to new or de-scoped CR’s – an amendment to the original ASO and/or a new WA will be agreed upon by both Parties.

l.	Sprint can change the annual plan of number of Releases upon [**] advance written notification before the first day of code drop of an impacted Release from such notification (e.g. should

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Schedule K2, Section 2

Sprint decides to cancel the [**] Release in the year, the notification for that should be provided [**] prior to the first day of code drop of that Release). In the event of such notification the Parties will agree to a true-up to ensure proper payment to Amdocs or credit to Sprint (e.g. if the annual plan of number of Releases reduced from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year. If the annual plan of number of Releases increased from [**], Sprint will pay Amdocs the Annual Price based on [**] Releases a year).

m.	Sprint will reimburse Amdocs for all actual travel and associated living expenses of Amdocs personnel incurred and paid pursuant to the Agreement in providing Legacy Services hereunder. The total amount of such reimbursement shall not exceed [**] percent ([**]%) of the annual charge of the resource fees to be paid by Sprint under this Section 2.1.2.

n.	Sprint’s obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report in a form to be agreed by the Parties, including supporting documentation for, such expenses to Sprint’s Program Manager; and (ii) the Sprint Program Manager’s reasonable approval of such expenses, based on his review of such report and supporting documentation.

o.	Miscellaneous

•	Payments under this ASO shall be made in accordance with Section 5.3.9 of the Agreement; and

•	The fees described in Table 2.1.2.1 above will be adjusted by [**]% effective January 1, 2015.

•

Should Sprint choose to terminate this Legacy Service for convenience pursuant to the provisions of the Agreement, the Allocated Fees shall be prorated for the impacted Release to the end of the notice period or the end of the impacted Release whichever occurs later.

2.1.3	Termination

This Legacy Service may be terminated by Sprint for convenience upon a ninety (90) days’ prior written notice to Amdocs.

2.1.4 – [**] Outage Approval Form

[**]

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Schedule K2, Section 2

Legacy Service 2.2 – Scoping Team

2.2.1 – Description of Services

2.2.1.1 – Core Services

Amdocs will provide Sprint with a Scoping Team to provide the following Additional Scoping Services pursuant to the following provisions of this Legacy Service 2.2.

A.	“Scoping Services” means services as described in this Legacy Service as follows: (i) Define Phase Services; (ii) Discover Phase Services; and (iii) the Design Phase Services through the delivery, walkthrough(s) and acceptance by Sprint to the extent applicable to the provision of the Impact Assessment Document, [**], Initial DFS, and the associated deliverables as outlined in Schedule B. Amdocs’ Scoping Team:

•

Amdocs resources will comprise of [**] development experts, business analysts, production experts, and specialized release management in support of the services described in this Legacy Service and the Scoping Team M&P.

•

It is agreed between the Parties to perform [**] and in the event that Amdocs didn’t meet the KPIs, Sprint and Amdocs will conduct a joint [**] to analyze the reasons for failure to meet the KPIs. One aspect, among others, that will be examined is the [**]. It is Amdocs’ discretion how to implement a plan that will address improvement in the performance to meet the KPI in accordance with Section 2.2.2 of this Legacy Service. [**] to support activities encompassing the Define and Discover Phases.

•	[**] to support activities within the Design Phase ending with a Work Authorization to begin Detailed Design, or IA sign-off.

•	Amdocs will provide the above Legacy Services for Additional Releases and Fast Track Procedures.

•

Limited services will be provided for Amdocs’ internal projects. Scoping Team services for Amdocs’ internal projects that impact Sprint will be charged to Sprint while those that are not impacting Sprint will be provided [**].

B.	The initial team distribution between the various applications is based on historical requirements and composed of fixed assignment and dynamic assignment. Amdocs will do its best effort to utilize the dynamic part of the team to accommodate the changing needs of the business based on a joint discussion and prioritization with Sprint.

C.	Projects that were stopped during the Discover Phase or the Design Phase and are reinitiated will be evaluated to determine the appropriate starting point. Parties will mutually agree upon the starting point for projects that are reinitiated. For example, a Project that an IA has been submitted but has not received sign off and did not receive Work Authorization for the upcoming Additional Release or Fast Track Procedure, will be reevaluated to determine the appropriate starting point once Sprint will ask to reinitiate it. Parties will mutually agree upon the starting point for projects that are reinitiated.

D.	[**].

E.	A Project that has completed IA sign off and [**] has been provided, but did not receive Work Authorization for the upcoming Additional Release or Fast Track Procedure, will be reevaluated to determine the appropriate starting point once Sprint will ask to reinitiate it. Parties will mutually agree upon the starting point for projects that are reinitiated.

F.	The Scoping team will provide [**] per Project including the Scoping Team efforts.

F.1. Example: [**]

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Schedule K2, Section 2

G.	Amdocs will participate in Sprint Joint Design Sessions, up to [**] for each [**] Quarterly Hours, which will be determined based on the requested tier, described in Section C.1.1 to section 2.2.3 to this Legacy Service.

H.	No development services are associated with this Legacy Service.

Table 2.2.1.2 – Definitions

Term	Definition
[**]	[**]
Change Request (CR)	A formal request from Sprint to change Project scope and/or schedule.
[**]	[**]
Concept	Used to define, document, and communicate the purpose, high-level objectives, and business process descriptions associated with a business need.
[**]	[**]

[**]	[**]

[**]	[**]

Define Phase

Encompasses processes that define the strategic intent and Concepts that are aligned with the strategic intent.

•       Feasibility facilitates determination of technical approach, critical functional impacts, and overall feasibility of Concepts prior to estimation.

•       Estimation facilitates estimation of level of effort (LOE) to aid with prioritization and investment decisions.

Design Phase

Refers to the processes that constitute definition of logical and physical design specifications, which will serve as the basis for development efforts

•       Design specification facilitates creation of inter and intra application physical design specification and the logical and physical information (database) design.

Detailed User Experience Design	Detailed User Experience Design – Detailed level documents (mock ups, user interface, and wire frames)

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Schedule K2, Section 2

Term	Definition

Discover Phase

Refers to the processes that discover Functional and System Requirements in support of the business requirements

•       Project Planning includes tailoring of the process, creation of the Project schedule, resource assignment, and creation of the IT Project Management Plan.

•       Includes Functional Requirements Modeling (FRM)

•       Includes System Requirements Modeling (SRM)

[**]	[**]

Functional Requirement (FR)	Functional Requirements state the business process giving business rules, provide further definition of the business problem and identifies which process will be automated vs. manual. FR statements specify the features and capabilities that a user must have to support the business requirements.

Functional Requirements Modeling (FRM)	Facilitates identification of functional requirements, supporting business requirements.

[**]	[**]

[**]	[**]

[**]	[**]

[**]	[**]

HLD	High Level Design

Impact Assessment (IA)	A document containing Amdocs’ High level Design, which is the functional high level technical solution for the project. It is equivalent to Sprint’s System Requirements (SR’s) and High Level Design sections of Application Design Document (ADD).

Joint Design Sessions	Refers to the cooperative meetings between Sprint and Amdocs during the Discover and Design Phases. Joint Design Sessions will not start earlier than [**], but no later than [**] business days after Amdocs receives approval to begin work on the IA. [**].

KPI	Key Performance Indicator

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Schedule K2, Section 2

Term	Definition

Level Of Effort (LOE)	Level of Effort – shall mean the number of estimated hours, which may also include hardware and/or software estimates, as well as 3rd party labor for the Project.

Mock Up	A term such as paper illustrations, prototypes, screen shots, or simple configurations of screens with limited interactions. May be used as visual requirements to support the project.

Project	Once a Concept receives a Sprint Project tracking number it is referred to as a Project.

Project Closure	Notification to Amdocs that project has been closed. (Approximately [**] days following project deployment with no open post deployment issues)

Resource Planning and Commitment (Also known as “Partners”)	Resource Planning and Commitment is a resource commitment forum for Projects. Fast Track Procedures are not included in the Resource Planning and Commitment forum. The approval received at the Resource Planning and Commitment forum represents agreement from impacted suppliers to start working on a project by a certain date. While a “targeted Release” is identified at this time, the Project is not considered packaged with that Release until Enterprise Release Management and Change Management provide final Release commitment during contract step of the Design Phase.

Service Level Agreement (SLA)	A service-level agreement is a negotiated agreement (i.e. Section 2.2.2) between both Parties where Sprint is the customer and Amdocs is the service provider.

System Requirements (SR)	System Requirements take the automated processes, which were identified in the Functional Requirements, and assigns them to a specific system(s). System Requirements provide further detailing of the Functional Requirements in “system” terms, rather than in business terms. System Requirements are conditional if single application impact, or multiple application impact with no code impacted interfaces between applications.

System Requirements Modeling (SRM)	Facilitates identification of system requirements, supporting Functional Requirements. This step is conditional if the project has single application impact, or multiple application impact with no code impacted interfaces between applications.

Technical Release Notes (TRN)	Description of changes from the previous Release to production in regards to the technical aspects of the system (i.e., configuration changes, Logical Data Model changes, etc).

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Schedule K2, Section 2

Term	Definition

UED	User Experience Design – high level documents (mock ups, user interface, and wire frames)

Work Authorization (WA)	Authorization to engage specific resources performing work on outsourced applications.

2.2.2 – CPS Specifications

2.2.2.1 – Key Performance Indicators (KPI) Measurement Structure

Each KPI will be measured using a “Blue-Green-Yellow-Red” traffic light mechanism (the “Individual KPI BGYR State”), with “Blue” representing the highest level of performance and “Red” representing the lowest level of performance. Also, on a monthly basis, an overall KPI score (the “Overall KPI Score”) will be determined by assigning points to each KPI based on its Individual KPI BGYR State.

It is agreed between the Parties that the Scoping SLA hereof is a standalone SLA which has no impact or tied to Schedule C to the Agreement and would not be included as part of Schedule C for the Term.

[**] detailed in this Legacy Service 2.2.

The scoping SLA cannot create a Default event under Section 12.1.59 to the Agreement.

[**] KPI Report:

On a [**] basis, Amdocs shall provide a written report to Sprint which includes the following information [**];

The Preliminary [**] KPI Report shall be due on the [**] and the Final [**] KPI Report shall be due on the [**]. The [**] KPI Report, delivered on the [**], will include each KPI being tracked by Amdocs.

2.2.2.2 – Key Performance Indicators Review and Change Process

KPI(s) are subject to review on the following occasions throughout the Term:

A.	[**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the KPI and Amdocs’ performance with respect to the KPI. At a minimum, the [**] review will include:

B.	[**] review of the [**];

a.	[**], if any, based upon mutual written agreement. Section 2.2.2 [**] each calendar year ([**] time and under no circumstance greater than [**] time). The new KPI(s) will be effective January first of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

C.	Sprint may request to include a new KPI(s) or an Associated Measure(s) Section 2.2.2 on a [**]. Upon mutual agreement of the KPI(s) or the Associated Measure(s), Amdocs will implement starting the [**] the new KPI but no less than [**] from the date of such agreement.

Any item to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA Scoping Team. The item is then documented in the “SLA Scoping Team Exclusion List” spreadsheet which contains the KPI affected, date of issue, date submitted, description of issue, inclusion/exclusion resolution, approver’s name and approval date. This

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Schedule K2, Section 2

information is then submitted to the appropriate SLA Scoping Team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected, the date and name of the business owner, along with the action, is documented in the “SLA Scoping Team Exclusion List” and the appropriate actions are taken, if needed.

If requested by either Party, changes to any KPI shall be submitted for approval to the appropriate Amdocs/Sprint SLA Scoping Team prior to becoming effective.

2.2.2.3 – Development LOE Delivery

2.2.2.3.1 – Define Phase LOE Delivery Timeliness

Specification:	Define Phase LOE Delivery Timeliness

Definition:	Timely delivery of the Define Phase LOE. Deliverable is considered complete when LOE has been provided to Sprint.
KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	By project
Special Exclusions	[**]

Set forth below is a chart [**]

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.2.3.2 – Define Phase LOE Accuracy

Specification:	Define Phase LOE Accuracy

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	Completion of Release
Special Exclusions	[**]

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Schedule K2, Section 2

Set forth below is a chart [**]

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.2.4 – Discover and Design IA Delivery

2.2.2.4.1 – Discover and Design Phase Initial IA Delivery

Specification:	Initial IA delivery timeliness
Definition:	Timely delivery of the Initial IA.

KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	By Project
Special Exclusions	[**]

Set forth below is are charts [**]

[**] Projects:

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

[**] Projects:

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.2.4.2 – Discover and Design Phase Initial IA Delivery

Specification:	Final IA delivery timeliness
Definition:	Timely delivery of the Initial IA.

KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	By Project
Special Exclusions	[**]

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Schedule K2, Section 2

Set forth below is a chart [**]

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.2.4.3 – Discover and Design Final IA Version Quantity

IA Version Quantity Specification :	Final IA version quantity

Definition:	[**]

KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	Per Project
Special Exclusions	[**]

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Schedule K2, Section 2

Set forth below is a chart [**]

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.2.5 – HLE LOE Timeliness

2.2.2.5.1 – Change Request LOE Delivery Timeliness (Changes to existing Projects)

Specification:	CR LOE Timeliness
Definition:	The timely response to a CR

KPI Formula:	[**]

Measurement Period:	[**]
Data Source	Amdocs tracking tool
Frequency of Collection	Completion of Release
Special Exclusions	[**]

Set forth below is a chart [**]

Individual CPS BGYR State	[**]

Blue	[**]

Green	[**]

Yellow	[**]

Red	[**]

2.2.3 – Fees and Payments

A.	Sprint shall pay Amdocs for the Legacy Services described in Section 2.2.1 to this Legacy Service 2.2, as follows:

B.	Define Phase

B.1.	[**] means the number of Concepts that the Scoping team is working on at any point in time (“[**]”). Concepts with more than [**] will be counted as one (1) Concept. Concepts that have more than [**] which are driven by architectural scenarios will be counted as the total number of options within that Concept. For the avoidance of doubt both Parties will agree on the total number of Concepts should this scenario arise.

B.2.	For the avoidance of doubt, open Concepts at time of execution of this Legacy Service, that are categorized as “Red” BGYR state per section 2.2.2.3.1 of this Legacy Service do not apply to the calculation of [**] per week for the Forecasted Monthly Concepts Baseline.

B.3.	Changes to the [**] Baseline – Sprint will notify Amdocs in writing, [**] calendar days before the end of each calendar month, of the [**] it wishes to perform in the upcoming month as defined in Table 2.2.3.1 below (“[**]”) and it will determine the minimum monthly committed costs for charging purpose. The Parties agree that in case of no notification or notification not according with the provisions above, no changes will occur and the [**] for upcoming month will remain as in the preceding month.

B.4.	The number of [**] defines the Monthly Cost to be paid by Sprint as described in Table 2.2.3.1 below.

B.5.

It is agreed that for each tier of [**] there will be a limitation on the [**] that Amdocs team can work on (“[**]”) (e.g. – for the [**] Baseline tier the [**] is [**] Concepts per month). It is further

51

Schedule K2, Section 2

agreed that the number of [**] at any point of time during the month can deviate by no more than [**] percent ([**]%) (up) from the [**] of the relevant tier as defined in Table 2.2.3.1 below as long as the [**] is maintained.

B.6.	In order for a Concept to be counted as a [**] in a given week as defined in Table 2.2.2.3.2 it cannot be categorized in “Red” BGYR state per the table in section 2.4.2.3.1 of this Legacy Service 2.4.

Table 2.2.3.1 (effective 2014)

Tier	Monthly Cost ($)	[**]	[**]

1	[**]	[**]	[**]

2	[**]	[**]	[**]

3	[**]	[**]	[**]

4	[**]	[**]	[**]

5	[**]	[**]	[**]

6	[**]	[**]	[**]

7	[**]	[**]	[**]

8	[**]	[**]	[**]

9	[**]	[**]	[**]

10	[**]	[**]	[**]

11	[**]	[**]	[**]

12	[**]	[**]	[**]

B.7.	For calculations purposes, the number of [**] at any point in time will be counted with no consideration to their size or initiation date and will represent the actual Concepts being analyzed by the team (i.e. not necessarily new Concepts that were received during this week). If a week starts in one month and ends in the following month, [**]. For example: The week ending [**] For the Define Phase services, as described in section 2.2.1.2 and section 2.4.2 to this Legacy Service, the monthly fees will be invoiced and paid on monthly basis.

B.8.	In the event that the [**] is higher than the tier requested and paid by Sprint, it will be regarded as a tier change to the [**] and will trigger true up charges to Sprint that will be calculated based on the Monthly Cost of the relevant tier for actual [**] for this specific month.

B.9.	In the event that the actual number of Concepts per month is higher than the [**] which derived from the chosen tier by Sprint, it will be regarded as a tier change to the [**] and will trigger true up charges to Sprint that will be calculated based on the Monthly Cost of the relevant tier for actual Monthly Concepts for this specific month.

B.10.	The Parties agree that should Sprint ask to decrease and/or increase the [**] outside the boundaries of Table 2.2.3.1, the Parties will discuss in good faith the cost implication of this change.

52

Schedule K2, Section 2

C.	Discover and Design Phases

C.1.	For the Discover and Design Phases services, as described in Section 2.2.1 and Section 2.2.2 to this Legacy Service, Sprint shall pay Amdocs fixed monthly fees based on Table 2.2.3.2 below and the following process:

Table 2.2.3.2 (effective 2014)

Tier	Minimum Annual Hours	Maximum Annual Hours	Annual cost ($)	Minimum Estimated [**] Hours	Maximum Estimated [**] Hours	[**] cost ($)

1		[**]	[**]		[**]	[**]

2	[**]	[**]	[**]	[**]	[**]	[**]

3	[**]	[**]	[**]	[**]	[**]	[**]

4	[**]	[**]	[**]	[**]	[**]	[**]

5	[**]	[**]	[**]	[**]	[**]	[**]

6	[**]	[**]	[**]	[**]	[**]	[**]

7	[**]	[**]	[**]	[**]	[**]	[**]

8	[**]	[**]	[**]	[**]	[**]	[**]

9	[**]	[**]	[**]	[**]	[**]	[**]

10	[**]	[**]	[**]	[**]	[**]	[**]

11	[**]	[**]	[**]	[**]	[**]	[**]

12	[**]	[**]	[**]	[**]	[**]	[**]

13	[**]	[**]	[**]	[**]	[**]	[**]

14	[**]	[**]	[**]	[**]	[**]	[**]

15	[**]	[**]	[**]	[**]	[**]	[**]

C.1.1.	[**] – Sprint will notify Amdocs in writing, [**] calendar days before each calendar quarter, of the [**]. The estimation for the [**] will serve as the minimum commitment for starting the [**] and the estimation for the [**] will serve for [**] only. The Parties agrees that in case of no notification or notification not according with the provisions above, no changes will occur and the [**] for [**]will remain as in the [**].

C.1.2.	Changes to the [**] – Sprint will be able to request changes to the [**] within the [**]. Amdocs will do its best effort to accommodate Sprint’s request and for temporary changes will indicate if such change will impact the SLA. Unless agreed otherwise the charges in Table 2.2.3.2 will remain in effect. Once a change is approved, the result will become the updated [**].

C.1.3.	[**] will be defined as follows:

C.1.3.1.	Projects that reached IA sign off – [**].

C.1.3.2.	Projects that were moved to Discover Phase and were stopped during the Discover or Design Phase will be counted as follows:

C.1.3.2.1.	Projects that started but the FRM/SRM sessions have not completed – [**]% from the [**]

C.1.3.2.2.	Projects that the SRM/FRM sessions were completed but have not started the IA – [**]% from the [**]

C.1.3.2.3.	Projects that the SRM/FRM sessions were completed and have started the IA but didn’t reach the first submission of IA document – [**]% from the [**]

C.1.3.2.4.	Projects that have reached first submission of IA document – [**]% from the [**]

C.1.3.3.	Projects that were placed on hold [**] and the requirements have not changed, once restarted and reach IA sign-off, [**].

C.1.3.4.	Projects that were placed on hold during the quarter and the requirements have changed, once restarted the [**] or once reaches IA sign-off, [**] will be calculated based on the [**].

53

Schedule K2, Section 2

C.1.4.	At the end of [**]

C.1.5.	Amdocs will invoice Sprint the applicable [**] amount for the [**], as per the tiers described in Table 2.2.3.2, [**].

C.1.6.	Change Requests (CR) against projects post [**] will have LOEs provided in a format that delineates Scoping Team hours independently from development hours. [**].

C.1.6.1.	Change Requests against projects [**] that descope hours will count as [**] impact to the Quarterly Hours.

C.1.6.1.	Change Requests against projects [**] that descope hours will be treated the same as Section C.1.3.2.

C.1.7.	[**] then the [**] will be calculated using [**].as described in Section C.1.3 are higher than the [**]. In such case Sprint will be charged per the tier reflecting the [**] calculated as described in Section C.1.3. For example: if the [**] Sprint ordered is [**] hours and the summation of the [**] ordered by Sprint and calculated per Section C.1.3 is [**] hours, a [**] will be made since the [**] hour tier has been exceeded. (In this example, the [**] would be [**] ($[**]) dollars – the difference between Tier 13 and Tier 15.)

C.1.8.	Payments under this Legacy Service shall be made in accordance with Section 5.3.9 of the Agreement.

D.	Starting January 1, 2015 and on the first day of each subsequent year thereafter, the fees described in Table 2.2.3.1 and 2.2.3.2 above will be adjusted by [**]%.

2.2.5 – Special Terms and Conditions

A.	In general this Legacy Service covers only the Scoping Services for future Additional Releases and Fast Tracks. Additional future programs can be addressed by the Scoping Team upon mutual agreement by the Parties.

B.	This Legacy Service 2.2 is subject to the Scoping Team Methods and Procedures (Scoping Team M&P) document agreed upon between the Parties. Any changes to the Scoping Team M&P document will be mutually agreed in writing between the Parties.

C.	Amdocs will provide Sprint, within [**] days upon IA sign-off or [**] days after a Project is stopped, the total number of actual hours of Discover Phase and Design Phase for the Project. Amdocs will provide Sprint a list of all Amdocs’ resources that may provide services under the Discover and Design Phases This list will be updated on a monthly basis and provided to Sprint per Schedule Z to the Agreement. As part of the monthly list of names Amdocs will identify the names that are part of the On–Site Scoping team. For clarification purposes, the number of hours that will be provided per Project will not be broken down by person. [**]. The Parties understand and agree that there may not be any correlation between the actual hours for the Projects and the monthly charges for the Scoping Team, as described in Section C.1 to section 2.2.3 to this Legacy Service.

D.	Terms used in this Legacy Service have the definitions assigned to them in the Agreement, except as set forth otherwise in this Legacy Service

2.2.6 Termination

This Legacy Service may be terminated by Sprint for convenience upon a ninety (90) days’ prior written notice to Amdocs.

54

Schedule K2, Section 2

Legacy Service 2.3 – Direct Connect

2.3.1 – Description of Services

Amdocs will allow a maximum of [**] direct connections to the Sprint production customer database. The total of [**] consists of [**] user connections, and [**] user connections. Any request from Sprint over these respective connection counts will be refused and return an Oracle error.

Amdocs does not guarantee transactional performance nor will an SLA include this activity due to Sprint’s creation and execution of the Direct Connection queries.

Sprint may provide any new or modified queries to Amdocs for a courtesy review before they are implemented in the [**] production areas. For purposes of clarification, such a review shall not affect the other rights and obligations of Sprint and Amdocs under this Section 2.3.

In the event a Sprint Direct Connect Query is the sole cause of an SLA impacting event, causing an outage, latency and/or timeouts for other Amdocs online and batch transactions, Amdocs will be relieved on any affected CPS Measures.

Definition of Terms

Term	Definition
[**]	[**]
[**]	[**]
[**]	[**]

2.3.2 – Fees and Payments

Sprint shall pay Amdocs for the Legacy Services described under this section in accordance with Section 5.3.9 of the Agreement

1.	Amdocs will invoice Sprint monthly based upon the highest number of Sprint’s peak connections, based on Sprint’s written notification, effective at any point in a given calendar month. Sprint will not be charged where peak connections are below the combined total of [**] connections for both [**] for the entire calendar month. Any peak connection over [**] will be charged at $[**] per connection. System capabilities do not allow for, and Amdocs will not permit, the maximum peak connections to exceed either [**] connections or [**] connections, for total connections not to exceed [**]. For the avoidance of doubt, the maximum number of connections in the month is based on the peak connections available and not on actual connections used.

2.	Sprint must provide a [**] advance notification to Amdocs of any change in the peak connections being requested for both [**]. Amdocs will increase or decrease the capped limit accordingly. In the event of a decrease, this would result in a lower monthly charge in the month following the notification of the change. In the event of an increase, this would result in a higher monthly charge in the month that the increase occurred. In no case can the total direct connections exceed [**]. Any combination of [**] connections in excess of [**] connections will be charged $[**] per connection.

3.	Any combination of [**] connections that total less than [**] connections is [**], starting with the beginning of the month following Sprint’s notification to Amdocs requesting that the peak number of connections be lowered to below [**].

55

Schedule K2, Section 2

2.3.3	Termination

This Legacy Service may be terminated by Sprint for convenience upon a ninety (90) days’ prior written notice to Amdocs.

56

Schedule K2, Section 2

Annex A – [**] Tables

[**] Tables
[**]	[**]

[**] Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 33 pages were omitted.

57

Schedule L1

Schedule L1

Envelope Parameters

This Schedule L1 outlines the Envelope Parameters that define system/capacity limitations under the Agreement. In the event that an Envelope Parameter is exceeded, impacts may be expected for one or more of the following areas: CPSs, hardware capacity, software, storage, or staffing. Operational costs associated with the Envelope Parameter are identified in this schedule where applicable as well as the lead time required to make changes that will bring the operating environment back within the Envelope Parameter threshold. Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement.

All services and related fees for this schedule expire as of January 31, 2014.

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead time required (months)	Comments and Notes
1.	Retail and wholesale Subscribers	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2.	Number of Price Plans per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

3.	Concurrent Online Users per 1,000 Subscribers	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
		[**]	[**]	[**]	[**]	[**]	[**]	[**]

1

Schedule L1

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead time required (months)	Comments and Notes
		[**]	[**]	[**]	[**]	[**]	[**]	[**]			[**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]			[**]

4.	Wholesale Activations per peak hour	[**]	[**]	[**]	[**]	[**]		[**]		[**]	[**]

5.	VAD - Maximum number of orders per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

6.	VAD - Average Handsets / Orders	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2

Schedule L1

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead time required (months)	Comments and Notes
7.	Maximum number of Retail Billing Cycles per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

8.	Maximum number of Wholesale Billing Cycles per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]

9.	Maximum Wholesale Subscribers per Bill Cycle	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]

10.	Concurrent Wholesale Online Users per peak hour	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]
11.	Maximum number of retail Subscribers per cycle	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
12.	API calls at peak hour for Postpaid, Prepaid, and Wholesale Subscribers(2)	[**]	[**]	[**]	[**]	[**]	[**]			[**]	[**]

3

Schedule L1

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead time required (months)	Comments and Notes
13.	Monthly average number of CDRs per Subscriber per day	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

14.	Number of customer database transactions per peak hour per 1,000 Subscribers	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Notes:

(1)	[**].

4

Schedule L1

DEFINITIONS

1.	Retail Subscribers:

Parameter	Number of Retail Subscribers – Postpaid Only
Parameter Definition	[**]
Formula	[**]

Wholesale Subscribers:

Parameter	Number of Wholesale Subscribers
Parameter Definition	[**]
Formula	[**]

2.	Price Plan Counts:

Parameter	Number of Price Plan per month
Parameter Definition	[**]
Formula	[**]

3.	Concurrent Online Users: CSM, sView, iCare, FDT, WM, eCare

Parameter	Concurrent Online Users per 1,000 Subscribers (CSM, sView, iCare FDT, WM, eCare)
Parameter Definition	[**]
Formula	[**]

4.	Wholesale Activations Per Peak Hour

Parameter	Wholesale Activations Per Peak Hour
Parameter Definition	[**]
Formula	[**]

5

Schedule L1

5.	VAD: Maximum number of orders per month

Parameter	VAD – Maximum Number of Orders per month
Parameter Definition	[**]
Formula	[**]

6.	VAD: Average Handsets/Orders

Parameter	VAD – Average Handsets/Orders
Parameter Definition	[**]
Formula	[**]

7.	Maximum number of Retail Billing Cycles

Parameter	Maximum number of Retail Billing Cycles per month
Parameter Definition	[**]
Formula	[**]

8.	Maximum number of Wholesale Billing Cycles

Parameter	Maximum number of Wholesale Billing Cycles per month
Parameter Definition	[**]
Formula	[**]

9.	Maximum number of Wholesale Subscribers per Billing Cycle

Parameter	Maximum number of Wholesale Subscribers per Billing Cycle
Parameter Definition	[**]
Formula	[**]

10.	Concurrent Wholesale Online Users

Parameter	Concurrent Wholesale Online Users per peak hour
Parameter Definition	[**]
Formula	[**]

11.	Maximum number of Retail Subscribers per Billing Cycles

Parameter	Maximum number of Retail Subscribers per Billing Cycle (Postpaid)
Parameter Definition	[**]
Formula	[**]

6

Schedule L1

12.	API: API Calls Per Peak Hour—(Postpaid, Prepaid & Wholesale)

Parameter	API calls per peak hour – Postpaid, Prepaid & Wholesale
Parameter Definition	[**]
Formula	[**]

13.	CDR’s: Monthly Average number of CDR’s per Subscriber per day

Parameter	Monthly Average number of CDR’s per Subscriber per day
Parameter Definition	[**]
Formula	[**]

14.	Number of customer database transactions per peak hour per 1,000 Subscribers

Parameter	Number of Database Transactions(Postpaid & Prepaid) per Peak Hour per 1,000 Retail (Postpaid & Prepaid) Subscribers
Parameter Definition	[**]
Formula	[**]

7

Schedule L2

Schedule L2

Envelope Parameters

This Schedule L2 outlines the Envelope Parameters that define system/capacity limitations under the Agreement. In the event that an Envelope Parameter is exceeded, impacts are to be expected for one or more of the following areas: CPSs, hardware capacity, software, storage and staffing as identified below. Sprint will put forth an effort to provide an advance notification to Amdocs of the potential for any Envelope Parameter to be exceeded. Amdocs will require sufficient lead time to make necessary adjustments as set forth below under the column entitled “Lead Time Required”, where applicable. Operational costs associated with exceeding any Envelope Parameter to be charged to Sprint by Amdocs as additional fees under the Agreement are identified below under the columns entitled “Operational Costs” or “Comments and Notes”, where applicable. Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement.

All Envelope Parameters and related lead time and fees set forth below are effective as of February 1, 2014 [**].

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead Time Required (months) (3)	Comments and Notes
1.	Retail and wholesale Subscribers (2)	[**]	[**]						[**]	[**]	[**]

2.	Number of Price Plans per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]

3.	Concurrent Online Users per 1,000 Subscribers	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]

1

Schedule L2

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead Time Required (months) (3)	Comments and Notes
		[**]	[**]	[**]	[**]	[**]	[**]	[**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]			1) [**]

		[**]	[**]	[**]	[**]	[**]	[**]	[**]			[**]

4.	Wholesale Activations per peak hour	[**]	[**]	[**]	[**]	[**]		[**]		[**]	[**]

5.	VAD - Maximum number of orders per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

6.	VAD - Average Handsets / Orders	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
7.	Maximum number of Retail Billing Cycles per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

2

Schedule L2

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead Time Required (months) (3)	Comments and Notes
8.	Maximum number of Wholesale Billing Cycles per month	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

9.	Maximum Wholesale Subscribers per Bill Cycle	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]

10.	Concurrent Wholesale Online Users per peak hour(2)	[**]	[**]	[**]	[**]	[**]	[**]	[**]		[**]	[**]

11.	Maximum number of retail Subscribers per cycle	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

12.	API calls at peak hour for Postpaid, Prepaid, and Wholesale Subscribers(2)	[**]	[**]	[**]	[**]	[**]	[**]			[**]	[**]

3

Schedule L2

Parameter Number	Parameter	Metric	SLA Impact	Hardware	Software	Storage	Staffing	Operational Costs	Other	Lead Time Required (months) (3)	Comments and Notes
13.	Monthly average number of CDRs per Subscriber per day	A. [**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

[**]

4

Schedule L2

Envelope Parameter Calculation Methodology & Definitions

1.	Retail Subscribers:

Parameter	Number of Retail Subscribers – Postpaid Only
Parameter Definition	[**]
Formula	[**]

Wholesale Subscribers:

Parameter	Number of Wholesale Subscribers
Parameter Definition	[**]
Formula	[**]

2.	Price Plan Counts:

Parameter	Number of Price Plan per month
Parameter Definition	[**]
Formula	[**]

3.	Concurrent Online Users: CSM, sView, iCare, FDT, WM, eCare

Parameter	Concurrent Online Users per 1,000 Subscribers (CSM, sView, iCare FDT, WM, eCare)
Parameter Definition	[**]
Formula	[**]

4.	Wholesale Activations Per Peak Hour

Parameter	Wholesale Activations Per Peak Hour
Parameter Definition	[**]
Formula	[**]

5.	VAD: Maximum number of orders per month

Parameter	VAD – Maximum Number of Orders per month
Parameter Definition	[**]
Formula	[**]

5

Schedule L2

6.	VAD: Average Handsets/Orders

Parameter	VAD – Average Handsets/Orders
Parameter Definition	[**]
Formula	[**]

7.	Maximum number of Retail Billing Cycles

Parameter	Maximum number of Retail Billing Cycles per month
Parameter Definition	[**]
Formula	[**]

8.	Maximum number of Wholesale Billing Cycles

Parameter	Maximum number of Wholesale Billing Cycles per month
Parameter Definition	[**]
Formula	[**]

9.	Maximum number of Wholesale Subscribers per Billing Cycle

Parameter	Maximum number of Wholesale Subscribers per Billing Cycle
Parameter Definition	[**]
Formula	[**]

10.	Concurrent Wholesale Online Users

Parameter	Concurrent Wholesale Online Users per peak hour
Parameter Definition	[**]
Formula	[**]

11.	Maximum number of Retail Subscribers per Billing Cycles

Parameter	Maximum number of Retail Subscribers per Billing Cycle (Postpaid)
Parameter Definition	[**]
Formula	[**]

12.	API: API Calls Per Peak Hour—(Postpaid, Prepaid & Wholesale)

Parameter	API calls per peak hour – Postpaid, Prepaid & Wholesale
Parameter Definition	[**]
Formula	[**]

6

Schedule L2

13.	CDR’s: Monthly Average number of CDR’s per Subscriber per day

Parameter	Monthly Average number of CDR’s per Subscriber per day
Parameter Definition	[**]
Formula	[**]

7

SCHEDULE N

PARTY COMPETITORS

SPRINT COMPETITORS

The following list of competitors is in no way intended as a comprehensive or exhaustive list of competitors to Sprint. The following companies are the major competitors to Sprint, those with which the company would have a significant concern should any of these entities to acquire a substantive interest in any of our partners or vendors.

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

Note: This list focuses on our core business going forward. Independent ILECs , cable companies, and ISPs are not included though they may be influential competitors going forward.

AMDOCS COMPETITORS

The following list of competitors is in no way intended as a comprehensive or exhaustive list of competitors to Amdocs. The following companies are the major competitors to Amdocs.

•	Oracle

•	Ericsson

•	Huawei

•	NEC / NetCracker

•	Comverse

•	Accenture

•	IBM

•	HP

•	ZTE

•	Tech Mahindra

•	Wipro

•	Infosys

•	[**]

•	[**]

•	[**]

SCHEDULE O

Sprint Third Party Materials

Hardware/Software:

All call center facilities will be under Sprint’s responsibility. Sprint will provide desktop PCs, configured as per the following minimum requirements:

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

•	[**]

Configuration Parameters

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

[**]

Hardware:

•	[**]

•	[**]

•	[**]

•	[**]

Software:

•	[**]

•	[**]

•	[**]

Schedule Q

Form of Additional Services Order

Order No.      (Additional Services)

AMDOCS SOFTWARE SYSTEMS LIMITED (“Amdocs”), upon acceptance of this Additional Services Order, agrees to provide to SPRINT/UNITED MANAGEMENT COMPANY (“Sprint”), and Sprint agrees to purchase from Amdocs, under the terms and conditions of this Additional Services Order and those contained in the Customer Care and Billing Services Agreement between Sprint and Amdocs dated as of             , as amended (the “Agreement”), which is specifically incorporated herein by this reference, the Additional Services described below:

1.	Effective Date of This Order:

2.	Description of The Additional Services to be Provided under this Additional Services Order:

See Exhibit A to this Additional Services Order.

3.	Roles and Responsibilities for the Additional Services referred to in Section 2 above (to be considered an amendment to Schedule B of the Agreement for the duration of this Additional Services Order):

See Exhibit B to this Additional Services Order / None.

4.	CPSs, if applicable, to the Additional Services referred to in Section 2 above (to be considered an amendment to Schedule C of the Agreement for the duration of this Additional Services Order):

See Exhibit C to this Additional Services Order / None.

5.	Fees and Payments for the Additional Services described in Section 2 above (to be considered an amendment to Schedule D of the Agreement for the duration of this Additional Services Order):

See Exhibit D to this Additional Services Order.

6.	Exit Fee Computation, if applicable, for the Additional Services described in Section 2 above:

See Exhibit I to this Additional Services Order / None.

7.	Envelope Parameters, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule L of the Agreement for the duration of this Additional Services Order):

See Exhibit L to this Additional Services Order / None.

1

8.	Additional Sprint Third Party Materials, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule O of the Agreement for the duration of this Additional Services Order):

See Exhibit O to this Additional Services Order / None.

9.	Acceptance: Acceptance testing, where applicable, shall be conducted in accordance with Section 4.4 (Acceptance Testing) of the Agreement with respect to each deliverable hereunder unless expressly set forth otherwise in this Additional Services Order.

10.	Special Terms and Conditions (if any):

(a)	Special provisions relating to Acceptance (if applicable to this Additional Services Order):

ACCEPTED:		ACCEPTED:

SPRINT/UNITED MANAGEMENT COMPANY		AMDOCS SOFTWARE SYSTEMS LIMITED

(“Sprint”)		(“Amdocs”)

By:		By:
	(Signature)		(Signature)

Name:		Name:
	(Typed or Printed)		(Typed or Printed)

Title:		Title:
	(Typed or Printed)		(Typed or Printed)

Date:		Date:

2

Exhibit A to Additional Services Order No.

Description of the Additional Services

3

Exhibit B to Additional Services Order No.

Roles and Responsibilities

The level of each Party’s responsibility with respect to each of the obligations set forth in the Roles and Responsibilities Matrix below is specified by the insertion of the letter “O”, “P” or “V” adjacent to such obligation and beneath such Party’s name. The letter “O” indicates that a Party “Owns” overall and ultimate accountability for completion of a task. The letter “P” indicates that a Party has a “Participation” role with respect to a task, and that a Party designated “O” may require such Party to provide certain resources or perform tasks that may be necessary for the overall task to be completed, in an amount that is commercially reasonable, under the circumstances. Both parties will communicate in an on-going fashion when the “P” is a necessity. The letter “V” indicates that a Party has “Visibility” with respect to a task, and that such Party has the right, but not the obligation, to contribute, provide resources or review the process for completion of a task. The absence of any letter indicates that a Party shall have no right to have an input or any obligation with respect to a task.

1.	Task	SPRINT	Amdocs
1.1.
1.2.
1.3.

4

Exhibit C to Additional Services Order No.

CPSs

5

Exhibit D to Additional Services Order No.

Fees and Payments for the Additional Services

6

Exhibit I to Additional Services Order No.

Exit Fee Computation for Additional Services

For avoidance of doubt, no Exit Fee applicable to this Additional Services Order shall apply to an expiration of such Additional Services Order.

7

Exhibit L to Additional Services Order No.

Envelope Parameters

8

Exhibit O to Additional Services Order No.

Additional Sprint Third Party Materials

9

SCHEDULE U

Services Matrix

Area	Customer Data Sent to [**]	Customer Data Securely Accessed in US Based Data Center	Activities as Currently Known
Production management / shift management	[**]	[**]	[**]
Scheduling	[**]	[**]	[**]
Bill validation	[**]	[**]	[**]
Billing QA	[**]	[**]	[**]
Reference Tables	[**]	[**]	[**]
Billing OGS team	[**]	[**]	[**]
Help Desk	[**]	[**]	[**]
Infrastructure Support	[**]	[**]	[**]
Traffic Management	[**]	[**]	[**]
AR/GL Validation	[**]	[**]	[**]
Transmissions	[**]	[**]	[**]
Fulfillment	[**]	[**]	[**]
Information security	[**]	[**]	[**]

1

Schedule V

DATA RETENTION REQUIREMENTS

Amdocs is currently retaining, archiving and purging Sprint account and subscriber data in accordance with the details contained in Appendix A attached hereto. The Parties will work together and will mutually agree to update Appendix A within [**] from the Effective Date. Notwithstanding the above: (i) for accounts with statuses set forth in Table 1 below, data retention currently terminates as set forth in such Table 1 ; and (ii) logs and files data are currently retained in accordance with the retention periods set forth on Table 2 below. The Parties will work together and will mutually agree to update Table 1 and Table 2 within [**] from the Effective Date.

Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement.

Table 1

Account Status	Retention Period
[**]	[**]

[**]	[**]

Table 2Logs and files	Retention Period
[**]	[**]

[**]	[**]

[**]	[**]

Notwithstanding the foregoing, [**]. “Legal Hold Status” means the designation, applicable to certain elements of [**], that requires the preservation of such data, in all of its forms. [**]. Sprint will decide, in its sole reasonable discretion, [**]. In the event that a [**], the Parties will discuss in good faith the allocation of the resulting expense, if applicable.

1

Appendix A

Archive and Purge of Database Tables

For the database tables listed below, unless specifically noted that a special process for purging is in place, all data is currently retained and not purged at this time.

In Table 1 (below), the Total Time in all Databases column denotes the time that the data should be retained in the future, before the purge process is turned on. Purging is targeted to occur no later than [**].

In the event that table changes are required, the Parties will discuss in good faith how to adjust as appropriate.

Table 1:

[**]	[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment. A total of six pages were omitted.

[**]

2

Schedule W

Fast Track Procedure

The following procedure shall apply to Production CRs:

1.	Sprint will submit to Amdocs a detailed request for each Production CR via email or another mutually acceptable format.

2.	Amdocs will promptly review the Production CRs request in order to verify that the requested Production CR is compliant with Section 2.8.2 (Fast Track Procedure) and Section 12.1 (Defined Terms) of the Agreement. In the event that Amdocs is of the opinion that the requested Production CR does not comply with the above referred to definition, Amdocs will promptly notify Sprint and the Parties will discuss whether the requested Production CR is to be processed as a Production CR or as part of an Additional Release. If Sprint and Amdocs do not agree, the requested Production CR will not be treated as a valid Production CR until and unless decided otherwise through the dispute resolution procedures referred to in Section 8 below.

3.	Promptly following the conclusion of the activities described in Section 1 above, the following will occur:

(a)	Amdocs will provide Sprint with an initial preliminary estimate of the amount to be charged by Amdocs for the development of the Production CR; and

(b)	Sprint and Amdocs applicable teams will meet and discuss in detail Sprint’s Production CR requirements and Amdocs’ proposed solution with regard to such requirements (i.e., the scope of the Production CR).

4.	Once the Parties are in agreement with the requirements and solution, Sprint will issue a Work Authorization (WA) via email as notification for Amdocs to begin development.

5.	Amdocs will provide an Impact Assessment Document with regard to all Production CRs that involve Customization. In the event that any particular Production CR does not involve Customization, an Impact Assessment Document will not be provided by Amdocs for that Production CR.

(a)	The Impact Assessment Document, will not be deemed approved by Sprint until approved as follows:

(b)	The Impact Assessment Document (if any) will be approved by email.

For the avoidance of doubt, Amdocs is not required to respond to the Production CRs (and the Impact Assessment Document, if any) but will not commence the performance of any Additional Services required by the applicable Production CRs until such time as Amdocs has received the Work Authorization (WA) from Sprint as provided for in Section 5.3.6 (Invoicing of Production CRs) of the Agreement.

6.	Following Sprint’s approval as provided for in Section 5.3.6 (Invoicing of Production CRs) of the Agreement, Amdocs will commence the development of the applicable Production CR and will perform the requirements of the Production CR.

1

7.	In the event that Sprint would like to introduce changes to an already approved Production CRs or cancel such approved Production CRs , Sprint will so notify Amdocs by an e-mail sent to the Amdocs contacts specified in that Production CR. Upon receipt of such notification email, Amdocs will cease all performance of the affected Production CRs and do the following: (i) Send to Sprint an invoice for all efforts performed by Amdocs with regard to such Production CRs until the cessation of efforts as aforesaid (amount of Customization hours comprising such efforts to be specified) and Sprint will pay such invoice in accordance with the provisions of Section 5.3.9 (Payments) of the Agreement, and (ii) in the event that the above notification e-mail refers to requested changes in the approved Production CR Amdocs will also send to Sprint a revised Production CRs based on the requested changes, for Sprint’s review and comments / approval while specifying the effect of such changes on timetable and efforts to be paid by Sprint. Upon reaching an agreement between Sprint and Amdocs regarding the revised Production CRs, it has to be approved by Sprint in accordance with the procedure described in Section 5.3.6 (Invoicing of Production CRs) of the Agreement.

8.	Special escalation procedure regarding Production CRs:

(a)	In the event of any dispute between the Parties during or with regard to the above described Fast Track Procedure, the Parties will, as soon as practicable, discuss in good faith any applicable disagreements with the aim of solving such disagreements within [**].

(b)	In the event that the above disagreements are not resolved within such [**] period, all remaining disagreements shall be resolved in accordance with the Agreement’s Dispute Resolution Process specified in Sections 4.5 (Dispute Resolution) of the Agreement.

9.	Capitalized terms used herein not otherwise defined will have the meaning set forth in the Agreement.

Schedule Y

Privacy and Security Attachment

This Schedule Y supplements and is a part of the Agreement to which it is attached. Capitalized terms used in this Schedule without definition have the meanings ascribed to them in the Agreement. Unless specified otherwise, the sections referenced herein mean the section in this Schedule Y.

1.	Weapons. Amdocs Personnel must not carry weapons or ammunition onto Sprint’s premises or use or carry weapons while performing Services at any Sprint facility or attending Sprint-sponsored activities. Amdocs Personnel at Sprint’s premises must comply with all postings or notices located at Sprint’s premises regarding safety, security or weapons.

2.	Background Checks. To the extent permitted by law:

•

Amdocs will ensure that reasonable background checks have been performed on all Amdocs Personnel performing any Services for Sprint under this Agreement, and any other background checks required by law for the performance of Services. Without limiting the foregoing, for US citizens, background checks will include, at a minimum: [**]; and

•	For non US citizens, background checks will be conducted in accordance with and to the extent permitted by, the applicable laws of the relevant country.

•	Amdocs Personnel who provide Services to Sprint will not include anyone with a [**]; and

•	Amdocs will immediately remove any Amdocs Personnel with a [**].

3.

Treatment of and Access to Sprint Owned Property. Sprint will be and remain, at all times, the sole and exclusive owner of the Sprint Owned Property (including any modification, compilation, or derivative work of, and all intellectual property and proprietary rights contained in or pertaining to, the Sprint Owned Property). Except as expressly provided in Section 7 (Confidential Information and Security) of the Agreement and Section 12 (Confidential Information) and Section 14 (Privacy) herein, Amdocs must return all Sprint Owned Property to Sprint upon (a) the termination or expiration of this Agreement and (b) at any time earlier upon Sprint’s request, provided however that the Parties will negotiate in good faith to ensure that the return of Sprint Owned Property at Sprint’s request would not interfere unduly with Amdocs’ performance of this Agreement. Subject to Section 10.1 (Limitation of Liability and Disclaimers) of the Agreement, Amdocs is responsible and must account for all Sprint Owned Property, [**]. Sprint Owned Property may only be used in

Schedule Y to Customer Care and Billing Services Agreement

connection with Amdocs’ performance of its obligations under this Agreement. Amdocs will not commercially exploit the Sprint Owned Property, including without limitation Sprint Data, or do any other thing that may in any manner adversely affect the integrity, security or confidentiality of such items, other than as specified herein or as directed by Sprint in writing.

4.	Sprint Proprietary Materials. All Sprint Owned Property in existence on the Effective Date or, if created or acquired thereafter, created or acquired entirely independently of Amdocs’ engagement hereunder, will continue to be owned exclusively by Sprint and Amdocs will not have any rights thereto, except as may be expressly provided pursuant to this Agreement.

5.	Property Return. When an Amdocs Personnel assignment ends for any reason, voluntary or involuntary, Amdocs will ensure all Sprint Owned Property in Amdocs Personnel possession is returned to Sprint [**]. If Sprint Owned Property, including without limitation security badge and keys, is not returned within [**], Amdocs will [**].

6.	IT and Security Policies. Amdocs will, and will cause all its Personnel to comply with the Sprint information technology, security, facilities and engineering policies and requirements as they [**] available by Sprint to Amdocs from time to time [**]. Without limiting the foregoing, Amdocs acknowledges that the [**] will be considered [**] and acknowledges its obligation pursuant to the Agreement to abide by such policies.

a.	Sprint will provide any modifications and updates in the IT and Security Policies to Amdocs in writing; provided that [**], in which event [**]. Amdocs will become compliant with such modifications and updates in the IT and Security Policies within [**], the specific timeframe as mutually agreed to by the Parties. Sprint will cooperate with Amdocs’ compliance efforts and the Parties will negotiate in good faith the period for such compliance efforts if the Parties mutually agree that the scope of the compliance requirements necessitate a longer timeframe for implementation.

b.	If implementation of future modifications and updates in the IT and Security Policies requires an Amdocs investment, then such increased costs will be allocated pursuant to agreed upon Additional Service Orders and Amdocs’ obligation to become compliant with such modifications and updates pursuant to Section 6(a), including the timeframes thereof, will become effective only upon the execution of such agreed upon Service Orders with respect thereto.

c.

Amdocs will inform all Personnel of their obligation to comply with all the IT and Security Policies. In the event of any violation of any of the IT and Security Policies, whether by Amdocs or any of its Personnel, Amdocs will (i) cure the violation to Sprint’s satisfaction [**] as and to

Schedule Y to Customer Care and Billing Services Agreement

the extent directed by Sprint, remediate any impact thereof; (ii) immediately offer to remove or remove from any service for Sprint any Personnel who commit a material violation of any of the IT and Security Policies and (iii) furnish a suitable replacement, meeting all the requirements hereof, [**]. If Amdocs has not cured the violation within [**], Sprint may, at its option, and without limiting any other remedy hereunder, [**].

d.	Amdocs agrees that Sprint may [**]. Notwithstanding the provisions of this Section 6 (IT and Security Policies) [**] herein, such Sections of this Schedule Y will apply; provided that [**], then the Parties will meet in good faith to determine the manner and timeframe in which Amdocs will implement such changes in Sprint’s IT and Security Policies and consistent with Section 2.6 (Upgrades and Enhancements) of the Agreement (if applicable).

7.	DELETED

8.	Sprint Security Questionnaire. As part of Sprint’s assessment of Amdocs’ internal control structure, Amdocs may be requested, without limitation, to answer security questionnaires or conduct scans of servers, databases and other network hardware.

9.	Security Procedures. All transactions that [**] that are sent by Amdocs outside of the networks and facilities owned and operated by Sprint or Amdocs will be encrypted [**].

•	[**], then the provisions of paragraph (b) and the last sentence of paragraph (d) of Section 6 (IT and Security Policies) will apply.

•

Additionally, each Party will [**]. Each Party agrees that any [**]. For avoidance of doubt, nothing in this Section 9 (Security Procedures) will be construed to limit Amdocs’ obligations under Section 14.b (Privacy Laws).

10.	Investigations. Amdocs will refer any security breach to Sprint Corporate Security immediately upon becoming aware of the incident. Amdocs must make [**] as reasonably requested. Amdocs will provide to Sprint Corporate Security the necessary personnel and resources to track, identify, and mitigate abuse of the suppliers systems as it pertains to fraud and theft investigations being conducted by Sprint.

11.	Other Security Requirements.

Schedule Y to Customer Care and Billing Services Agreement

a)	The costs for compliance with subsections (a) and (b) of this Section 11 (Other Security Requirements) will be allocated pursuant to [**]. Sprint will cooperate with Amdocs’ compliance efforts with subsections (a) and (b) below. The Parties will state the technical requirements, implementation timetables and processes for compliance with subsections (a) and (b) below in [**] as applicable to be agreed upon by the Parties. The systems, servers, applications and services provided by Amdocs will support Sarbanes Oxley regulations and Payment Card Industry (PCI) standards.

b)	The systems, applications and servers provided by Amdocs [**].

•	Potential data elements additions include:

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

•	[**]

Amdocs will [**]. Prior to implementation of the [**] to this Schedule. In addition, Amdocs will provide a [**].

c)	Amdocs will provide a security point of contact to work directly with Sprint Corporate Security. Amdocs must conduct network scans on servers, databases, applications, and network elements supporting Sprint and will provide scan results to Sprint Corporate Security on a quarterly basis with remediation steps for identified issues.

Schedule Y to Customer Care and Billing Services Agreement

d)	AMDOCS will maintain the Sprint Corporate Security’s vendor security plan in accordance with timelines included in the plan template entitled [**], as may be amended from time to time and provided in writing to Amdocs. The provisions of paragraph (b) and the last sentence of paragraph (d) of Section 6 (IT and Security Policies) will apply to any such amendment.

12.	Confidential Information.

•

Protection of Confidential Information. Each Party acknowledges that while performing its obligations under this Agreement it may have access to the other Party’s Confidential Information. With respect to all Confidential Information, and subject to the provisions of Sections 7.1.2 (Generally) and 7.3 (Required Disclosure) of the Agreement, the Parties agree that commencing on the Effective Date (or, if earlier, the date on which either Party disclosed Confidential Information to the other) and continuing during and after the termination or expiration of this Agreement, neither Party will disclose to any Third Party, and each Party will keep strictly confidential, all Confidential Information of the other. To protect Sprint’s Confidential Information from unauthorized use, including disclosure, loss or alteration, Amdocs will (i) meet the IT and Security Policies, subject to the provisions of Section 6 (IT and Security Policies) herein; and (ii) inventory and test security standards before accepting Sprint’s Confidential Information. In no event will the Recipient fail to use reasonable care to avoid unauthorized use, including disclosure, loss or alteration of the Discloser’s Confidential Information.

•

Permitted Disclosure. Each Party may disclose the other Party’s Confidential Information to the Recipient’s Personnel if they have a need to know and an obligation to protect the Confidential Information that is at least as restrictive as this Schedule Y. Neither Party will use the Confidential Information of the other Party except solely as necessary in and during the performance of this Agreement, or as expressly licensed hereunder. Each Party will be responsible for any improper use or disclosure of any Confidential Information of the other by such Party’s officers, partners, principals, employees, agents or independent contractors (including individuals who become former partners, principals, employee, agents or independent contractors).

•

Exceptions. The obligations of this Section 12 (Confidential Information) will not apply to any Confidential Information for a period longer than it is legally permissible to restrict disclosure of that item of Confidential Information.

•	Required Disclosure. Either Party may disclose Confidential Information as expressly provided for in Section 7.3 (Required Disclosure) of the Agreement.

Schedule Y to Customer Care and Billing Services Agreement

•	Third Party Information. Neither Party will disclose to the other Party any confidential information of a Third Party without such Third Party’s consent.

•

Notification. In the event of any improper disclosure or loss of Confidential Information, the Recipient will promptly notify the Discloser. Notices will be delivered to the Discloser’s contacts in accordance with Section 13.10 (Notifications and Approvals) of the Agreement; provided that with respect to notices to Sprint, in addition, a copy of such notice will be delivered to Corporate Security.

•

Return of Confidential Information. Unless a Party is expressly authorized by this Agreement to retain the other Party’s Confidential Information, such Party will promptly return or destroy, at the other Party’s option, the other Party’s Confidential Information, and any notes, reports or other information incorporating or derived in whole or in part from such Confidential Information, and all copies thereof within five (5) business days of termination or expiration of the Agreement or the Disclosing Party’s written request, whichever is earlier, except that, at the time of termination or expiration, the Parties will negotiate in good faith to allow the retention of such portion of Confidential Information or copy thereof as necessary to comply with law. Following the deadline for destruction or return, and promptly upon the Disclosing Party’s request, an officer of the Recipient will certify to the other Party that it no longer has in its possession or under its control any Confidential Information in any form, or any copy thereof. Notwithstanding the above, Amdocs acknowledges that Sprint will have no obligation to return any Deliverables (or portions thereof) to Amdocs or any notes, reports or other information incorporating or derived from such Deliverables.

13.	Audits.

a. Operational Audit and/or Security Assessment. Sprint and its authorized representatives (including its internal and external auditors) will have the right, no more than once per quarter [**] compliance with applicable laws or regulations and with Schedule Y. For purposes of such audit, Amdocs will grant Sprint and its representatives all relevant access to Amdocs’ facilities, books, procedures, and records (other than cost information) and all other information required for Sprint to ascertain facts directly relevant to Amdocs’ performance and the subject matter of the audit. Amdocs will provide, and cause Amdocs subcontractors to provide, Sprint and its representatives such information and assistance as reasonably requested in order to perform such audits; provided, however, the Parties will arrange such assistance in such a way that it does not interfere with the performance of Amdocs’ duties and obligations hereunder and its business generally. Any Third Parties and authorized representatives performing an audit under this Section 13 (Audits) must execute a nondisclosure agreement that is at least as restrictive as Section 12 (Confidential Information) and is reasonably satisfactory to Amdocs.

Schedule Y to Customer Care and Billing Services Agreement

b. SSAE 16. Each year, Amdocs must provide Sprint an auditor’s report concerning the Amdocs’ activities issued under Statements on Standards for Attestation Engagements No. 16 (“SSAE 16”) (or any applicable successor thereto) provided that the report (i) is a “SOC Type II” report under such standard, (ii) was prepared by a firm of certified public accountants that is registered with the Public Company Accounting Oversight Board and is reasonably acceptable to Sprint, and (iii) covers a time period and is of such scope and result as to provide, to the extent relevant, sufficient evidence to support a favorable assessment by Sprint of its internal controls over financial reporting and its auditors’ attestation and report for that fiscal period. Sprint and Amdocs will mutually establish the scope and degree of the controls to be tested. Sprint may, at its sole discretion, perform its own security assessment subject to the provisions of this Schedule Y.

c. Results of Operational Audit and/or Security Assessment. If any audit reveals a material inadequacy or insufficiency of Amdocs’ performance of any of its obligations under this Schedule Y, then, without limiting any other rights or remedies of Sprint under the Agreement or at law, upon receiving written notice of such inadequacy or insufficiency in performance, Amdocs will promptly develop a corrective action plan in cooperation with Sprint, such plan to be subject to Sprint’s approval, and promptly thereafter implement such plan at Amdocs’ sole cost and expense. In such event, Sprint may perform one additional follow up audit to verify performance under the corrective action plan (and to examine any areas potentially affected by such action plan) [**]. Sprint agrees that the results of any audit and/or security assessments will be considered Amdocs’ Confidential Information.

14.	Privacy.

•

Ownership and Use of [**] Data. [**] Data is and will remain the exclusive property of Sprint. Amdocs will access, use, collect, maintain, and disclose or share [**] Data only in strict accordance with the terms of this Schedule Y and only to the extent strictly necessary to perform its obligations under the Agreement, or as otherwise required by law. Amdocs may not otherwise modify the [**] Data, merge it with other data, commercially exploit it, disclose it, or do any other things that may in any manner adversely affect the integrity, security or confidentiality of such data, other than as expressly specified in this Schedule Y or as Sprint directs in writing. Sprint makes no representation or warranty as to the accuracy or completeness of the [**] Data, and Amdocs agrees that Sprint, its employees and agents will have no liability to Amdocs resulting from any use of the [**] Data.

Schedule Y to Customer Care and Billing Services Agreement

•

Privacy Laws. Amdocs agrees that its collection, access, use, maintenance and disclosure of [**] Data will comply with all federal, state and local laws, rules and regulations as they may be amended from time to time (the “Privacy Laws”) applicable to: (i) Sprint [**] ; provided that Amdocs will [**]; and (ii) Amdocs.

(i)	Privacy Laws include, without limitation, (1) with respect to Privacy Laws applicable to Sprint, the FCC’s Customer Proprietary Network Information rules and regulations implementing 47 U.S.C. § 222 (the “CPNI Law”), (2) laws governing consumer protection and data security, and (3) laws governing marketing by telephone, direct mail, email, SMS, wireless text messaging, fax, and any other mode of communication.

(ii)	Amdocs agrees that it also will comply with all industry standards and best practices applicable to: (i) Sprint [**]; provided that Amdocs will [**] (ii) Amdocs.

(iii)	An industry standard applicable to Amdocs is ISO 27003 with which Amdocs will comply [**]. Sprint will cooperate with Amdocs’ compliance efforts and Amdocs will at all times perform its obligations in [**]. For purposes of its obligations under this Schedule Y, the acts or omissions of Amdocs’ employees, agents, representatives, contractors, subcontractors, or affiliates (and such affiliates’ employees, agents, representatives, contractors, or subcontractors) will also be deemed the acts or omissions of Amdocs.

•	Security. Amdocs will be fully responsible for any unauthorized collection, access, use, and disclosure of [**] Data. Without limiting the foregoing, Amdocs will [**] and [**].

(i)	[**]

(ii)	Amdocs will give Sprint written notice prior to conducting any aspect of the Services outside the United States and promptly provide to Sprint, upon Sprint’s written request, a full and complete list of all locations where [**] Data may be accessed or reside [**]; provided such activities comply with Privacy Laws requiring that the Services and/or [**] Data be located solely in the United States.

(iii)	“Authorized Personnel” means Amdocs’ and Amdocs’ Affiliates’ full-time Personnel who have a need to know or otherwise access the [**] Data to enable Amdocs to perform its obligations under this Agreement, and who are bound in writing by obligations of confidentiality that are at least as stringent as the terms of this Schedule Y. Upon Sprint’s written request, Amdocs will promptly identify all Authorized Personnel in writing.

Schedule Y to Customer Care and Billing Services Agreement

(vii)	During the term of each Authorized Personnel employment by Amdocs, Amdocs will at all times cause such Authorized Personnel to strictly abide by its obligations under this Schedule Y and, after the termination of employment, Amdocs will use the same efforts to enforce the confidentiality obligations of such Authorized Personnel as Amdocs uses to enforce such obligations with respect to its own similarly confidential information, provided that Amdocs will not use less than reasonable efforts in such enforcement.

(viii)	Amdocs further agrees to cooperate with Sprint in maintaining and implementing at Sprint’s request procedures to ensure the security of the [**] Data. Amdocs further agrees that it will maintain a disciplinary process to address any unauthorized access, use or disclosure of [**] Data by any of Amdocs’ officers, partners, principals, employees, agents or independent contractors. For avoidance of doubt, nothing in this Section 14.c (Security) will be construed to limit Amdocs’ obligations under Section 14.b (Privacy Laws).

•

Disclosure of [**] Data. Except in response to a valid court order or otherwise to the extent legally required in response to a request from a law enforcement agency, Amdocs will not disclose any [**] Data to any Third Party. If, in the written opinion of its counsel addressed to Sprint, Amdocs is compelled as a matter of law to disclose the [**] Data in the absence of a protective order, it will disclose to the Party compelling the disclosure only the part of the [**] Data that is required by law to be disclosed, and Amdocs will use its commercially reasonable efforts to obtain confidential treatment for all disclosed information. Amdocs further agrees that, prior to any such disclosure; it will advise and consult with Sprint and its counsel as to such disclosure and the nature and wording of its disclosure. In addition, Section 12.d (Required Disclosure) will apply to [**] Data to the extent they are consistent with this Section 14 (Privacy).

•

Customer Touch. Notwithstanding any other provision in this Agreement, Amdocs agrees that any and all communications sent to current, former and prospective Sprint Subscribers, however delivered (e.g., short messaging service, mail, e-mail, telephone), are subject to Sprint’s written approval, and Amdocs will not contact any current, former or prospective customer of Sprint in any manner, except as expressly provided under this Agreement or with Sprint’s express prior written consent.

•	Return of [**] Data. Section 12(g) (Return of Confidential Information) also applies to [**] Data.

•	Cooperation and Inspection. Amdocs will establish a disciplinary process to address any unauthorized access, use or disclosure of [**] Data

Schedule Y to Customer Care and Billing Services Agreement

by any of Amdocs’ Personnel. Amdocs will immediately notify Sprint of any potential or actual breaches of security that may result in, or have resulted in, the unauthorized collection, access, use or disclosure of [**] Data. Amdocs will make all reasonable efforts to assist Sprint in relation to the investigation and remedy of any such breach of security and any claim, allegation, action, suit, proceeding or litigation with respect to the unauthorized access, use or disclosure of [**] Data.

•

Injunctive Relief. Amdocs acknowledges and agrees that a breach of any obligation set forth in this Schedule Y by Amdocs may result in irreparable harm for which monetary damages may not provide a sufficient remedy and, as a result, Sprint will be entitled to both monetary damages and equitable relief.

•

Indemnification/Remedies. Amdocs agrees to indemnify, defend and hold harmless Sprint, including its parent, subsidiaries and affiliates, and each of their respective officers, shareholders, directors and employees, from and against any claims, losses, liabilities, costs or expenses (including reasonable attorney’s fees) arising out of or relating to Amdocs’ performance of its obligations under this Schedule Y. Amdocs’ indemnification obligations under this Schedule Y will not be limited by any provisions limiting Amdocs’ liability under this Agreement (including any disclaimer of liability for consequential, incidental, exemplary, punitive, or special damages). Notwithstanding any other provision of the Agreement, Amdocs agrees that, without limiting any of its other rights or remedies under the Agreement or at law, a material breach by Amdocs of the provisions of this Schedule Y will be treated as a Default, subject to the cure provisions of clause (c) of the definition of Default under the Agreement. Notwithstanding the provisions of Section 6.3.2 (Material Defaults) of the Agreement, in the event that the above material breach directly relates to [**] Data that resides in the databases of the Customized Product, Sprint will have the right to terminate this Agreement upon written notice to Amdocs in the event that Amdocs fails to cure such Default within [**] after written notification by Sprint of the breach has been received by Amdocs, unless Sprint agrees to a longer cure period for the implementation of a corrective action plan to be performed by Amdocs at Amdocs’ sole cost and expense; provided that if Sprint agrees to such a corrective action plan and Amdocs does not cure the breach in accordance with such corrective action plan, Sprint will have the right to terminate this Agreement upon written notice to Amdocs effective as of the date set forth in such notice. During the cure period, Sprint may instruct Amdocs to suspend all relevant Services directly related to the material breach.

•

Confidentiality. The obligations set forth in this Schedule Y supplement the provisions in the Agreement to which this Schedule Y is attached regarding Confidential Information (or confidentiality, in general). This Schedule will govern to the extent there is any conflict between it and such agreement. Except as expressly provided in Section 14 (Privacy) herein, the exceptions relating to protection of Confidential Information included in the Agreement will not apply to [**] Data.

Schedule Y to Customer Care and Billing Services Agreement

•

Miscellaneous. The obligations set forth in this Schedule Y will survive the termination or expiration of the Agreement for any reason. The provisions in this Schedule Y relating to [**] Data will govern all privacy, security and confidentiality obligations with respect to [**] Data to the extent there is any conflict between it and other provisions of the Agreement.

Schedule Y to Customer Care and Billing Services Agreement

Appendix A – Database Logging Data Elements

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.

A total of four pages were omitted pursuant to a request for confidential treatment.

[**]

Schedule Y to Customer Care and Billing Services Agreement

SCHEDULE Z

Scoping Team Monthly Report

On-Site Scoping Team

Application	Employee
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

Other Locations – Scoping Team

Application	Employee

EXHIBIT A

Electronic Payment Platform

1.0 Definitions. The following definitions will apply to this Exhibit:

“[**]” means the process of: (1) accessing the Amdocs’s web site located outside of Sprint’s electronic firewall through the [**] (or other Sprint approved network) for the purpose of purchasing Products or Services, and (2) capturing the data from Amdocs’s web site and moving it through Sprint’s electronic firewall back into Sprint’s internal systems.

“SSL Method” means secure sockets layer, a private key encryption method which creates a secure relationship between client and server.

“Transaction” means the electronic exchange between Sprint and Amdocs of a business document, including but not limited to (a) Orders, (b) Order acknowledgements, (c) Order changes, (d) advance shipping notices, (e) invoices, and (f) settlements as set forth under this Exhibit.

“Transmission Standards” means the electronic, computer-readable format agreed upon by the parties for exchange of Transactions.

2.0 Scope. This Exhibit details the Transmission Standards for Transactions. Any portion of a Transaction that includes terms that are inconsistent with the Agreement is unenforceable.

3.0 Transmission Standards.

3.1 The parties will agree upon one of the Transmission Standards described in the table below. Once agreed, Transmission Standards may only be amended by the parties’ mutual written agreement.

Transaction	Transmission Standard
Orders, Order acknowledgements, Order changes	[	**]
Invoices	[	**]
Settlements	[	**]

3.2 If Amdocs is unable to comply with the Transmission Standards in the table above, the parties may mutually agree to use an automated facsimile process (“Autofax”) to transmit Orders from Sprint to Amdocs. The Autofax option will only apply to Orders. If the parties elect this option, Amdocs will provide Sprint with a dedicated facsimile number for Sprint to transmit Orders directly to Amdocs’s order management group

4.0 System Operations. The parties agree to individually bear all costs for integration of their respective internal systems and all transaction-related costs associated with the implementation and use of Transmission Standards. Each party will provide and maintain the equipment, software, services and testing necessary to effectively, reliably, timely, and securely transmit and receive Transactions. Each party will provide sufficient notice to the other of any changes in systems operations that might impair the mutual capabilities of the parties to meet the Transmission Standards.

1

5.0 Third Party Service Suppliers. The parties may use a third party service provider (“Service Supplier”) for the transmission of data or the establishment of an electronic marketplace or exchange. If either party elects to use a Service Supplier, it must provide the other party with [**] notice of addition to or change of the Service Supplier(s). A party contracting with a Service Supplier must require the Service Supplier to enter into a confidentiality agreement preventing disclosure of any information contained in a Transaction to any third party. The confidentiality agreement will survive for [**] after the Service Supplier initially obtains the information. Either party may modify its election to use, or may change a Service Supplier upon [**] prior written notice to the other party. Each party will be liable for the acts or omissions of its Service Supplier while transmitting, receiving, storing or handling Transactions. If both parties use the same Service Supplier, the originating party will be liable for the acts or omissions of the Service Supplier in connection with each particular Transaction until the other party properly receives the Transaction, consistent with Section 8.0 of this Exhibit.

6.0 Security Procedures. Transactions will be encrypted using methods reasonably approved by Sprint’s Corporate Security group. Additionally, each party will adopt an electronic identification key consisting of one or more symbol(s) or code(s) to be used and affixed as an identifying mark for all Transactions (“Signature”). Each party agrees that any Signature affixed to or contained within a Transaction will be sufficient to verify that the Transaction originated from the other party unless the relying party has actual notice that the Signature has been revoked. Neither party will accept a Transaction without a Signature or disclose the Signature of the other party to any third party. A party may change its Signature only by prior written notice to the other party.

7.0 Transmission Acceptance. If any Transaction is received in an unreadable form, the receiving party must promptly notify the originating party of the problem (and provide as many details as possible about the problem). If the receiving party does not provide this notice, the originating party’s record of the Transaction will control such that the Transaction will be considered accepted by the receiving party and both parties will be held to any Transaction obligations.

8.0 Catalog Requirements.

8.1 If the parties agree to maintain an electronic catalog under this Exhibit, the requirements of this Section will apply.

8.2 If Amdocs provides links in the electronic catalog to pictures and graphics for catalog items, Amdocs will house these pictures and graphics on its own web server unless otherwise agreed upon. Amdocs will provide a listing of all unique [**] codes associated with Amdocs’s catalog items. Amdocs will provide adequate explanatory descriptions for each catalog item and, if requested by Sprint will enhance item descriptions as necessary. Amdocs will not duplicate item descriptions regardless of the similarity of items. Amdocs will provide Sprint at least [**] prior written notice of any changes made to the catalog content including, without limitation, contractually required pricing and [**] codes, on Amdocs’s [**] accessible web site. If Amdocs fails to provide notice, in addition to any other remedies available to Sprint under the Agreement, Amdocs will indemnify and defend Sprint for any loss, damage, or liability incurred in connection with the failure.

8.3 Amdocs will maintain its [**] accessible web site, including, without limitation, the pictures and graphics associated with each catalog item, at a [**]% level of availability, measured on a monthly basis, during the hours from [**] Central Time (standard and daylight savings, as applicable). Upon receiving notice from Sprint of failure to meet the required level of availability, Amdocs must correct the service availability problem within [**]. In addition to any other remedies available to Sprint under the Agreement, Sprint may require Amdocs to pay liquidated damages if availability consistently falls below this service level requirement.

2

9.0 Validity; Enforceability; Confidentiality.

9.1 Transactions will be considered “in writing,” “signed,” and will constitute an “original” when printed from electronic files or records established and maintained in the normal course of business.

9.2 The parties agree not to contest the validity or enforceability of Transactions under the provisions of any applicable law relating to whether certain agreements are to be in writing or signed by the party to be bound. Printed copies of Transactions, if introduced as evidence in any judicial proceeding, arbitration, mediation, or administrative proceeding, will be legally binding and admissible to the same extent and under the same conditions as other business records originated and maintained in documentary form. Neither party will contest the admissibility of Transactions under either the business records exception to the hearsay rule or the best evidence rule on the basis that the Transactions were not originated or maintained in documentary form.

9.3 Sprint will use the same care and discretion to avoid disclosure, publication, or dissemination of the Transactions as it uses with its own similar information and any third party’s similar information.

3

Exhibit B

Form of Statement by Sprint Regarding Termination

[Sprint/United Management Company letterhead]

Amdocs Software Systems Limited

1ST Floor, Block S

East Point Business Park

Dublin 3

Ireland

Dear [                    ],

Re:	Termination of the Customer Care and Billing Services Agreement dated as of October 1, 2012, between Sprint/United Management Company (“Sprint”) and Amdocs Software Systems Limited (“Amdocs”)

The Customer Care and Billing Services Agreement (the “Agreement”) between our companies dated as of October 1, 2012, has been terminated by us as of [                    ].

We hereby state that Sprint is so terminating the Agreement on the basis of its right under the Agreement to terminate [for its convenience] [due to a Change in Control of Amdocs] [due to the occurrence of a Force Majeure Event], and not on the basis of its right under the Agreement to terminate for cause.

Sincerely,

Sprint/United Management Company

EXHIBIT C

POST-TERMINATION MAINTENANCE TERMS AND CONDITIONS

1. SCOPE OF MAINTENANCE

1.1. Amdocs’ Obligations. During the applicable Maintenance Period (as defined in Section 3.2 of this Exhibit C) and provided Sprint has a release of the Generic Product for which Amdocs offers maintenance services (“Maintenance”) as set forth in the Amdocs Product Support Overview (as defined below) (a “Supported Release”), Amdocs will:

(a) provide Sprint with the level of Maintenance purchased by Sprint as will be specified in the Maintenance Order, substantially in the form attached as Annex 1 hereto, and to be issued under this Exhibit, (the “Maintenance Order”) in accordance with the Amdocs Product Support Overview which may be accessed by Sprint at the Amdocs Support Portal, log-in page (www.amdocs.com/support) and which is incorporated herein by this reference (the current version of the Amdocs Product Support Overview is attached to this Exhibit C as Annex 2);

(b) provide Sprint with major and minor new releases, service packs and patches for the Supported Release of the Generic Product in accordance with Annex 1. Amdocs makes no representation as to what may be included in any new release and is under no obligation to incorporate any newly developed functionality into any new release;

(c) undertake reasonable commercial efforts to resolve problems or bugs in the Supported Release of the Generic Product which cause the Generic Product not to function in material conformity with the Generic Product Documentation (“Errors”), such efforts to be in accordance with the level of Maintenance purchased by Sprint and in accordance with the Amdocs Product Support Overview; and

(d) provide Sprint with a reasonable level of telephone consultation.

Maintenance for a release of the Software that is no longer a Supported Releases may be offered by Amdocs for an additional cost, all as further described in the Amdocs Product Support Overview.

As used in this Exhibit, “Documentation” means explanatory and informational materials concerning the Generic Product that Amdocs has released for distribution with the Generic Product, as may be modified by Amdocs from time to time, which may include without limitation, manuals, descriptions, user guides, specifications and/or installation instructions, diagrams, printouts, listings, flowcharts and training materials, but excluding source code.

1.2. Sprint’s Obligations. During the applicable Maintenance Period, Sprint will:

(a) appoint a System Manager and promptly obtain training in the use of the Generic Product. For purposes of this Exhibit, a “System Manager” means a limited number of individuals designated by Sprint to act as Sprint’s liaison and single point of contact with Amdocs for all technical communications and the distribution of information and materials provided by Amdocs to Sprint hereunder;

(b) undertake remedial corrective actions as reasonably instructed by Amdocs and properly maintain the Generic Product at the Supported Release. If any release of the Generic Product offered to Sprint is deemed by Sprint to be undesirable, Sprint may, at its option, continue to use a prior release of the Generic Product. However, Amdocs’ Maintenance obligations to Sprint under this Exhibit apply only to the Supported Release of the Generic Product;

(c) notify Amdocs of any Errors in the Generic Product in accordance with Amdocs’ then-current problem reporting procedures; and

(d) install new releases and error corrections provided by Amdocs, test and implement such corrections and perform any clean-up activity required to correct side effects of the Error. Additionally, immediately following installation of any new release of the Generic Product provided by Amdocs, and except for any archival or backup copies as authorized in the Agreement, promptly destroy or, at Amdocs’ option return, any prior release(s) of the Generic Product and Documentation.

2. LIMITATIONS

2.1. Limitations on Maintenance. Maintenance will not apply in the event (i) the Generic Product or any part thereof is modified or adjusted in any manner by any party other than Amdocs; (ii) the Generic Product is used in conjunction with another vendor’s products resulting in the defect or non-conformance; (iii) Sprint fails to follow the applicable operation, Maintenance or Platform requirements as instructed by Amdocs; or (iv) the Generic Product is abused, mishandled, misused or damaged. All corrections to the Generic Product will be performed only by Amdocs or its authorized subcontractors. Amdocs will not be responsible in the event any party other than Amdocs corrects the Generic Product in any manner. Additionally, Maintenance does not encompass the remediation of problems or bugs determined by Amdocs to have been caused by the failure or malfunction of any software, tools, equipment, or facilities not provided by Amdocs. In the event a problem has been reported to Amdocs and it is found that the problem is not an Error or that one of the exclusions set forth above applies, then Amdocs will have the right to charge Sprint for any work performed by Amdocs in respect therewith, at its then-current hourly rates.

3. MAINTENANCE AVAILABILITY, PERIODS AND REINSTATEMENT

3.1. Availability of Maintenance. Maintenance will be provided for the Supported Release(s) of the Generic Product.

3.2. Maintenance Periods. Maintenance will be provided for one (1) year periods (“Maintenance Period”) commencing upon execution of the Maintenance Order and payment by Sprint of the Non-Recurring License Fee or such other date as mutually agreed to by Sprint and Amdocs. Each Maintenance Period will be automatically renewed for successive Maintenance Periods for so long as Amdocs offers Maintenance for the Generic Product and unless terminated by either party in writing at least sixty (60) days prior to the conclusion of the applicable Maintenance Period. Amdocs’ right to terminate Maintenance will be subject to the provisions of Section 3.1 above.

3.3. Reinstatement. In the event Sprint notifies Amdocs of its decision not to renew Maintenance following the conclusion of the applicable Maintenance Period as specified in Section 3.2 above, Sprint may later request Amdocs to reinstate Maintenance, provided Sprint has a Supported Release of the Generic Product. In such event Amdocs will reinstate Maintenance and Sprint will pay Amdocs a maintenance reinstatement fee equal to the cumulative standard Maintenance charges applicable for the Maintenance terms during which Maintenance lapsed, in addition to the Maintenance charges for the then-current Maintenance Period. In the event Sprint does not have a Supported Release of the Generic Product and Sprint wishes to order Maintenance, Sprint will be entitled to order Services from Amdocs under the Professional Services Agreement for the purpose of upgrading the Generic Product to the current Generic Product release, in order to enable Sprint to order Maintenance.

4. MAINTENANCE FEES AND PAYMENT

4.1. Maintenance Fees. The consideration for the Maintenance (“Maintenance Fee”) for each Maintenance Period is specified in Annex 1 to this Exhibit. Annex 3 of this Exhibit C contains non-exclusive, hypothetical examples of the calculation of the Subsequent Subscriber License Fee pursuant to Section 6.5.5(c) of the Agreement and the portion of the annual Maintenance Fee pursuant to clause (ii) of Section 4 of Annex 1 to Exhibit C.

4.2. Invoicing. The Maintenance Fee for each Maintenance Period will be invoiced to Sprint in advance on the first day of the applicable Maintenance Period as set forth in the Agreement and paid by Sprint as specified in Section 5.3.9 of the Agreement.

5. MAINTENANCE POLICY CHANGES

5.1. This Exhibit reflects Amdocs’ policy with respect to the provision of Maintenance in force as of the Effective Date. Sprint acknowledges that these terms are subject to change and Amdocs will inform Sprint in advance of any such changes. All changes will take effect after the end of the then-current Maintenance Period.

ANNEX 1 TO EXHIBIT C

MAINTENANCE ORDER

Amdocs, upon acceptance of this Order, agrees to provide Maintenance to Sprint, and Sprint agrees to purchase Maintenance from Amdocs, under the terms and conditions of this Order and those contained in the Customer Care and Billing Services Agreement between Sprint and Amdocs dated as of October 1, 2012 (the “Agreement”), which is specifically incorporated herein by this reference. Any capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement.

1.	Effective Date of this Order:

2.	Level of Maintenance: Refer to Section 6.5.5(d)(i) of the Agreement.

3.	Maintenance Period: One (1) year (with the initial Maintenance Period commencing upon the Effective Date of this Maintenance Order).

4.	Maintenance Fees and Payment: The following Maintenance Fees are applicable for a Maintenance Period of one (1) year: (i) [**] Dollars ($[**]) plus (ii) [**] percent ([**]%) of [**] Cents ($[**]) times [**]. For the purpose of clarification, the amount to be paid pursuant to clause (ii) of the preceding sentence may increase or decrease from the amount paid for a prior Maintenance Period but shall never be less than $0.

The Maintenance Fees shall be invoiced annually in advance and paid in accordance with Section 4.2 of Exhibit C to the Agreement.

5.	In case the Maintenance includes a license to use the Amdocs Log Explore, the Amdocs Log Explore is licensed to Sprint under the terms and conditions of the Agreement, except that it is provided on an “as is” basis, without warranties of any kind, without any obligation (including obligation of support or maintenance) and Amdocs shall not have any responsibility or liability for any damage resulting from its use. The license is effective until the date of expiration or termination of the Maintenance or until terminated by Amdocs, whichever is earlier. Amdocs may, in its sole discretion, at any time, terminate Sprint’s license to use the Amdocs Log Explore. Upon termination, Sprint must discontinue the use of the Amdocs Log Explore and return it to Amdocs immediately.

6.	Sprint Representative:

Whether or not Sprint issues a purchase order, the signature below is Sprint’s express authorization and commitment to pay Amdocs the Maintenance Fees described herein, in accordance with the terms and conditions of this Order and the Agreement.

ACCEPTED:	ACCEPTED:

Sprint/United Management Company	Amdocs Software Systems Limited
(“Sprint”)	(“Amdocs”)

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

ANNEX 2 TO EXHIBIT C

AMDOCS PRODUCT SUPPORT OVERVIEW

(current as of the Effective Date of the Agreement)

AMDOCS PRODUCT SUPPORT OVERVIEW

1.	AMDOCS PRODUCT SUPPORT PACKAGES AT-A-GLANCE	1

2.	AMDOCS PREFERRED SUPPORT	2
2.1.	Consistent Business Performance	2
	2.1.1. Advanced Case Handling	2
	2.1.2. Proactive Tools and Services	4
2.2.	Product Innovation	5
	2.2.1. Product Updates and Evolution	5
2.3.	Connected Support Experience	6
	2.3.1. Personalized Services	6
	2.3.2. Amdocs Product Support Community	8

3.	AMDOCS PREMIUM SUPPORT	11
3.1.	Business-Oriented SLA	11
	3.1.1. Committed Predefined Restoration Time	11
	3.1.2. Custom Committed Restoration Time	12
	3.1.3. High Priority Case Handling	12
3.2.	Dedicated Support Account Manager	12
	3.2.1. Personalized Support Experience	12
	3.2.2. 360 Degree View of Customer Product Support	12
	3.2.3. Customer-Specific Reports and Communication	13
	3.2.4. Future Planning of Deployment Activities	13

4.	PREMIUM ONSITE SUPPORT	14
4.1.	Comprehensive Onsite Support	14
	4.1.1. Support for System Core and Customization	14
	4.1.2. Committed, Unified Service-Level Agreements for Cases Restoration	14
	4.1.3. Preventive Support to Minimize Solution Faults	14
	4.1.4. Full Access to Back-Office Experts	15
	4.1.5. Support Implementation of New Maintenance Releases	15
4.2.	Ongoing Services	15
	4.2.1. Review and Definition of New Requirements	15
	4.2.2. Ad Hoc Reports and Data Extracts	15
	4.2.3. Change Request Customization and Development (Limited)	15
	4.2.4. Consultation on Test Scenarios and New Functionality Planning	16
	4.2.5. Evaluation of Feature Updates and Upgrades	16

5.	AMDOCS EXTENDED SUPPORT SERVICES	17

Copyright © 2012 Amdocs. All Rights Reserved. Reproduction or distribution other than for intended purposes is prohibited, without the prior written consent of Amdocs. The trademarks and service marks of Amdocs, including the Amdocs mark and logo, Intentional Customer Experience, CES, Clarify, Ensemble, Enabler, Return on Relationship, Intelecable, Collabrent, XACCT, DST Innovis, Stibo Graphic Software, Qpass, Cramer, SigValue, JacobsRimell, ChangingWorlds, jNetX, OpenMarket Inc., MX Telecom Inc., MX Telecom Ltd, Streamezzo, and Bridgewater Systems are the exclusive property of Amdocs, and may not be used without permission. All other marks are the property of their respective owners.

5.1.	Ongoing Support Services	17
	5.1.1. Solution Support	17
	5.1.2. Operational Support	18
	5.1.3. Future Releases Support	19
5.2.	Proactive Professional Services	19
	5.2.1. Operations Optimization	19
	5.2.2. Upgrade Start-Up and Training	20
	5.2.3. Customer Adviser	21
	5.2.4. Proof of Concept	21
5.3.	Third-Party and Legacy Support	21
	5.3.1. Advanced, Automated Case Handling	21
	5.3.2. Proactive Services and Tools	21
	5.3.3. Personalized Services	22
	5.3.4. Support Community	22

6.	PROACTIVE SUPPORT TOOLS AND TECHNOLOGY	23

7.	AMDOCS PRODUCT RELEASE SUPPORT POLICY	25
7.1.	Product Support Lifecycle	25
7.2.	Third-Party Platforms Certification	26

8.	TERMS OF SERVICE	27
8.1.	Offering Clarifications	27

9.	SEVERITY LEVEL DEFINITIONS	29
9.1.	Severity 1 (Production Environment)	29
9.2.	Severity 1 (Non-Production Environment)	29
9.3.	Severity 2 (Production Environment)	29
9.4.	Severity 2 (Non-Production Environment)	29
9.5.	Severity 3 (Production Environment)	30
9.6.	Severity 3 (Non-Production Environment)	30
9.7.	Severity 4 (Production Environment)	30
9.8.	Severity 4 (Non-Production Environment)	30

1.	AMDOCS PRODUCT SUPPORT PACKAGES AT-A-GLANCE

Amdocs Product Support packages are flexible and can be adapted to meet your specific needs. Amdocs Preferred Support is the essential foundation support package, which can be further enhanced and tailored with the optional Amdocs Premium Support, Amdocs Premium Onsite Support and Amdocs Extended Support Services.

AMDOCS PREFERRED SUPPORT – a feature-rich support and maintenance package that includes an extensive range of essential support services to meet the requirements of business-critical applications.

AMDOCS PREMIUM SUPPORT – an optional, supplementary package to Amdocs Preferred Support for committed, customized service-level agreement (SLA) restoration1 time.

AMDOCS PREMIUM ONSITE SUPPORT – an optional, supplementary package to Amdocs Preferred support, provides pinpoint support services on site and remotely, including short time frames in the service-level agreements covering both core and customization layers, performed by Amdocs’ experienced support experts.

AMDOCS EXTENDED SUPPORT SERVICES – a range of advanced ongoing and proactive professional services uniquely designed to avoid faults, optimize performance, aiming to achieve superior support across mission-critical systems.

[1]	The term “restoration” means either a permanent fix, a temporary fix or a work-around that restores the system and/or the relevant equipment to normal operating condition.

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2.	AMDOCS PREFERRED SUPPORT

Amdocs Preferred Support provides a personalized, proactive support experience. It enables continuous business innovation and maximizes investment.

The package boasts many rich features, enabling Amdocs customers to benefit from consistent business performance and stay ahead of the technology curve.

2.1.	Consistent Business Performance

2.1.1.	Advanced Case Handling

Amdocs Product Support is designed to offer a hassle-free case-handling experience. With support options ranging from online support services to one-on-one interactions, Amdocs provides support that is secure, responsive and reliable.

2.1.1.1.	All Day, Every Day Availability for Business Critical Cases

Business-critical situations (which are “severity level 1,” as defined in chapter nine of this document) in production are handled 24×7 and the entire process is transparent, so that service providers always know exactly how the end-to-end case flow is progressing. All other situations will be handled during business hours.

2.1.1.2.	Centralized Front Desk

Amdocs Preferred Support provides customers with an around-the-clock access contact channel, regardless of time zone and time of day, via a centralized front desk that provides worldwide coverage for Amdocs products. Our front desk team (the L1 Support) accepts cases, performs an initial assessment, routes them to the appropriate product expert teams, and remains active throughout the entire process to validate that cases are being handled as described herein.

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2.1.1.3.	Committed Response Time

Amdocs is committed to excellent service and rapid time to restoration. The L1 Support target times for accepting a case, initially assessing it and routing it are as follows:

SEVERITY [2]	L1 SUPPORT TARGET
Severity 1	[**]
Severity 2	[**]
Severity 3 & 4	[**]

2.1.1.4.	Industry Proven Case Flow Methodology

Amdocs Product Support operates based on a well-defined, transparent case flow methodology. From initiation through restoration, this methodology ensures that we take immediate ownership of your cases and efficiently advance them across different levels of support and domains. Case tracking is intuitive and easy; the exact status of the case is always accessible. Our built-in priority management and escalation processes ensure that high-priority issues are handled appropriately.

2.1.1.5.	Product Developer Support

When a core problem is encountered, Amdocs product developers who are handling the problem will leverage their deep knowledge of the core product and their expertise to provide the appropriate resolution.

2.1.1.6.	Support for Bundled Third Party Products

Amdocs products may be bundled or integrated with various third-party products. When a problem is encountered with an Amdocs product, we will provide an initial analysis to determine the root cause of the problem. If a problem is related to a third-party product, Amdocs Product Support will, if possible and covered under Amdocs’ agreements with the third-party vendor, forward the problem to the relevant third-party vendor for further handling.

2.1.1.7.	Amdocs Support – Delivery Synergy

Amdocs Product Support cooperates closely and share information with Amdocs Delivery teams and/or with the system integrator. That close cooperation enables synergy, and fast case-handling.

[2]	See Chapter 9, “Severity Level Definitions”

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2.1.2.	Proactive Tools and Services

Amdocs Product Support offers a set of proactive tools and services that are integrated within the Preferred Support package to continuously improve the underlying operation of Amdocs products and to proactively prevent faults.

2.1.2.1.	Amdocs Log Explore Fault Detection Tool

The Amdocs Log Explore provide [**] for Amdocs products, based on log analysis technology. This tool correlates information from [**], so service providers can better understand problems. It is integrated with the Amdocs product knowledge base and therefore finds immediate solutions. The tool also enables [**] the Amdocs Product Support experts.

Amdocs Log Explore:

•	Expedites problem handling by ensuring that the right information is available for investigation

•	Reduces operational cost by providing tools that automate support

•	Maximizes application uptime as problems are engaged to be handled immediately

•	Always ensures that your system is under surveillance

•	Accelerates time-to-value by minimizing support interactions

The Amdocs Log Explore is licensed under a specific Amdocs Software License.

2.1.2.2.	Amdocs Monitoring and Control Tool

The Amdocs Monitoring and Control Tool constantly monitors your Amdocs products-related production systems on an ongoing basis, increases your operational efficiency and strives to ensure that problems are identified and handled before they become critical. The Amdocs Monitoring and Control Tool, which is available with most Amdocs products3, provides a central point for monitoring and controlling your Amdocs-related production applications and processes4. It is secure and allows access solely to authorized users, and can be customized to fit specific implementations.

2.1.2.3.	Advanced Case Prioritization

Amdocs strives to accurately and effectively prioritize problems and allocate expert resources according to service providers’ needs. This translates into an efficient determination of case severity and customer-specific issues, such as business-critical periods and peak times.

[3]	Not including OSS
[4]	Requires separate order and charge for implementation effort

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Severity level is determined by the Amdocs Product Support System, based on criteria agreed with the customer. Severity levels may be changed by Amdocs in cases where criteria are not accurately represented.

Customers may submit a request for a higher priority to expedite the case handling during specific business-critical periods, such as system upgrades, implementations of new interface software, and peak service times. Each request is considered relative to the current priority mix of Amdocs Product Support customers.

2.1.2.4.	Patch Advice Service

The Patch Advice Service provides early access to the planned content of the next patch bundle that will be released by Amdocs. Service providers can receive information regarding important issues that may be affecting their Amdocs system. It also helps them better assess the overall maintenance level required for their Amdocs products, and to make timely and calculated decisions for the required upgrades to Amdocs systems.

2.1.2.5.	Plan Ahead Service

The Plan Ahead Service provides Amdocs customers with a view of all Amdocs product lines releases, which are about to enter the Continued Support stage (a limited support program, available for a predefined number of years5 following the end of Full Support, for an additional fee) or the Basic Support stage (a limited support program that sustains support for an agreed upon period of time), of the release support policy in the next 24 or 36 months.

This allows customers who are still using such releases to plan their activities to upgrade old releases to advanced supported releases, ahead of time. This way, customers can always benefit from the Full Support within the Amdocs Product Support offers.

2.2.	Product Innovation

2.2.1.	Product Updates and Evolution

Amdocs’ commitment to product innovation is backed by Amdocs’ unmatched industry experience and built-in measures to proactively adjust, update and monitor the core Amdocs applications and keep your systems running reliably and at peak performance.

[5]	See chapter 7, “Amdocs Product Release Support Policy”

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2.2.1.1.	Proactive Maintenance Releases

Amdocs Product Support proactively works to ensure continuous improvement of the underlying operation of your Amdocs products and prevents possible faults. Our products include the following types of maintenance releases:

•	Hot fixes – for exceptional cases, aimed to immediately provide restoration in cases of critical problems for specific customers

•	Patch bundles – proactive, periodic releases that aggregate all fixes driven by worldwide installations

•	Service packs – released regularly. Comprised of a group of patch bundles and possibly third-party software upgrades and product enhancements

•	Customer-initiated enhancement requests – requests for additional features or functionality that are aligned with the Amdocs product roadmap, and are qualified to be included in a future release.

2.2.1.2.	Entitlement to New Product Releases

Amdocs Preferred Support entitles customers to use the new innovative, visionary product releases of their purchased Amdocs products, these releases may add new functionalities and efficiencies. Each new product release establishes a baseline for future maintenance releases, and normally includes a utility to upgrade from the previous release. Professional services (that can be ordered separately) may be required to perform an end-to-end product upgrade.

2.2.1.3.	Online Download Center

The Amdocs Product Support Download Center offers a convenient, secure and easy way to obtain maintenance releases when they are available along with their related documentation. This centralized portal for searching and downloading Amdocs software and documentation is designed specifically to help customers keep their Amdocs software up-to-date and to simplify their update process.

2.3.	Connected Support Experience

2.3.1.	Personalized Services

Amdocs Preferred Support provides customers with several personalized services to shorten processes and to have access to the exact information they need to resolve problems rapidly.

2.3.1.1.	Support via Web, Phone and Email

Amdocs Preferred Support offers various communication channels for you to contact us anytime and anyway you choose, including the web, phone and email. Amdocs

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communication channels and the web-based portal are designed to make the case handling experience as clear, as efficient and as user-friendly as possible, from initialization through restoration.

2.3.1.2.	Periodic Communications

Amdocs Preferred Support provides Amdocs customers with ongoing updates about maintenance and new releases, changes and capabilities. These updates may include a periodical support newsletter, emails and updated news on the Amdocs Product Support Portal or Community, which provides an overall view of Amdocs Product Support activities and plans for the upcoming year.

2.3.1.3.	Self-Configured Online Reports

Self-configured online reports for all open and recently-closed cases are based on different variables and levels of detail.

2.3.1.4.	Technical Queries

Our customers and system integrators may occasionally make technical queries, directly to Amdocs experts, on issues related to better maintaining their product. This is a complementary service to Amdocs Consultancy, Training and Professional Services, and is available for queries on troubleshooting unexpected behavior for documented features, for further elaboration on documented features, and for “where can I find…?” questions only.

2.3.1.5.	Onsite Visits

As part of Amdocs Product Support’s ongoing efforts to proactively enhance the customer experience and be attentive to customers’ needs, Amdocs goes out on periodic “road shows.”

A team of APS experts and business representatives visit the customers, review their customer support status and challenges, and present the specific maintenance value for Amdocs customers and the additional maintenance services options suited to their specific needs. Amdocs also presents the future product release benefits and gathers customers’ input, feedback and ideas for immediate and future improvements.

From time to time, Amdocs may offer onsite business innovation workshops to share expertise and knowledge of market trends and products with Amdocs customers, including:

•	Product Evolution Workshop – this workshop presents the Amdocs product and portfolio roadmaps, and how they are relevant to the customers’ vision and business strategies.

•

Vision and Transformation: Thought Leadership Workshop – this onsite workshop details the Amdocs vision of the service provider industry and its evolution. This workshop covers both practical and logical architecture that outlines the recommended operational ideal for successfully evolving from voice, video, and data utilities to connected-life providers in the connected world.

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2.3.2.	Amdocs Product Support Community

The Amdocs Support Community provides a proactive, collaborative support experience. It allows members to converse with industry experts (Amdocs employees, other customers, system integrators or all of the above), access the latest product and support information, access the Amdocs knowledge base, enjoy collaborative services and more.

2.3.2.1.	Amdocs Self Service Support Portal

The Amdocs Self Service Support Portal is a web-based support system designed to provide a single point of entry to customers. Combined with the Support Community, the Self Service Portal is secured, easy to work with, contains the required information and serves as an open, bi-directional communication channel with our product experts.

The portal is powered by Amdocs’ own customer management products. It features a flexible case management mechanism to speed up response time and problem handling, along with powerful workflow functionality with guaranteed closed loop accountability.

2.3.2.2.	Online Case Logging and Tracking

The Amdocs Self Service Support Portal is customers’ platform for logging and tracking cases.

2.3.2.3.	Support Community Forums

The support community forums provide Amdocs customers with the ability to discuss issues and ideas with other peers, or with Amdocs experts, and find effective solutions to their problems.

2.3.2.4.	Online Knowledge Base

The Amdocs Product Support Online Knowledge Base is the best place to start – whether you are troubleshooting a problem, have a technical question or want to prevent a problem from occurring. Using an already published solution can save you time and money.

The Amdocs Product Support Knowledge Base is made up of solutions gathered from information shared about known problems and restorations, references to the appropriate maintenance release, “how to” information and more. Customers can search and view the Online Knowledge Base via the Amdocs Product Support Portal. Our product support experts use this same knowledge base to analyze new cases opened by customers, system integrators and the Amdocs Delivery organization.

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2.3.2.5.	Intelligent Search Engine

The Intelligent Search Engine allows Amdocs customers to easily access the Amdocs Product Support’s solution knowledge base, hot items, tech tips, product enhancements, problems fixes, release notes and product documentation. The Intelligent Search Engine is quick and easy to use. The most relevant information pops up, so unnecessary drilldowns are eliminated and improved filtering helps service providers quickly navigate through the massive amount of data. The Intelligent Search Engine will enable you to inquire about important issues that may be affecting your system. It will help you to better assess the overall maintenance level of your system and provide you with thousands of ready-made knowledge base articles that will prevent problems, minimize downtime and boost the performance of your system.

2.3.2.6.	“Meet the Expert” Online Sessions

The “Meet the Expert” service is a periodic session led by Amdocs Product Support experts who share their best knowledge regarding a specific product release. The sessions are held live online and are also recorded; they are accessible through the APS portal. By attending this session, Amdocs customers can benefit from the following:

•	Exposure to “must-know” product-related information

•	Breaking updates on the latest known product issues and available fixes

•	The ability to ask questions and propose solutions to known problems

Amdocs Preferred Support includes additional online and recorded product training programs:

•

Coffee & Tips – a program encouraging Amdocs customers to take a ten-minute break from their busy work day to learn about something that was published in the APS community as part of our knowledge sharing program

•

Expand our family – working together with Amdocs to motivate additional customers to join our support community and make it bigger, you can benefit from a larger network sharing ideas and assisting in business development and technical solutions

2.3.2.7.	Amdocs Support TV

Support TV is a platform for user-friendly, hands-on support videos providing quick access to information that customers need about some of Amdocs products’ troubleshooting. The videos are presented by experts from Amdocs Product Support, demonstrating the best ways to deal with common matters within Amdocs applications. Support TV is available on our support portal at any time, enabling customers to increase their knowledge and find solutions independently.

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2.3.2.8.	Online Documentation

Amdocs provides a full range of product documentation for different users to allow your staff to familiarize themselves with products, both for routine use and for troubleshooting. This downloadable documentation is available online through the Amdocs Product Support Portal and may include user guides, implementation kits, programmer kits, operator kits, installation kits, release notes and more.

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3.	AMDOCS PREMIUM SUPPORT

Amdocs Premium Support is a package designed to further secure your customer experience through a committed service-level agreement (SLA) that guarantees a timeframe for restoration and dedicated support management.

Amdocs Premium Support is an optional, supplementary package to Amdocs Preferred Support.

3.1.	Business-Oriented SLA

Combining your understanding of your specific business needs with Amdocs’ in-depth understanding of the business environment, industry and our products, we work together with our Amdocs Premium Support customers to define a Service-Level Agreement (SLA) that is truly business-oriented and economically viable.

3.1.1.	Committed Predefined Restoration Time

Our industry-acknowledged commitment enables you to confidently deliver the level of service you want to your customers. Our SLA represents a firm commitment to restoration time – above and beyond the standard commitment. Our product experts may be assigned to work onsite, as well as remotely, to reach restoration within the committed timeframe.

The Premium Support SLA is displayed in the table below:

TYPE	SEVERITY 1*	SEVERITY 2*	SEVERITY 3*	SEVERITY 4*
Response Time**	[**]	[**]	[**]	[**]
Working Time***	[**]	[**]	[**]	[**]
Restoration Time****	[**]	[**]	[**]	[**]
*	As defined in chapter 9, “Severity Level Definitions.”
**	The term “Response Time” means the time elapsed from the moment a case is opened with APS, until the time the case is acknowledged by the APS L1 Support.
***	The term “Working Time” means the working hours during which APS handles the Customer’s case.

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****	The term “Restoration Time” means the time elapsed from the moment a case is opened with APS, until restoration is reached. For the purposes of this document, restoration is considered to have been reached upon the date on which Amdocs made such restoration available to the customer (whether the customer actually installed or otherwise used the solution or not).

3.1.2.	Custom Committed Restoration Time

Amdocs also offers customers an option for a custom committed restoration time, which is specifically suited for customers’ maintenance and support needs. This offer is part of the Premium Support package; however, it is to be discussed between Amdocs and the customer, agreed and purchased on a case-by-case basis.

3.1.3.	High Priority Case Handling

Amdocs strives to accurately and effectively prioritize problems and allocate expert resources according to customers’ needs. Premium customer cases are highly prioritized and Amdocs constantly ensures that the relevant managers and resource owners within Amdocs are aware and are doing their best to rapidly handle these problems.

3.2.	Dedicated Support Account Manager

A dedicated Support Account Manager (SAM) is an essential element of Amdocs Premium Support. A dedicated SAM, who has in-depth understanding of your business and integration environment, acts as a personalized guide and full customer advocate within the Amdocs Product Support organization. The SAM is your best single point of contact within the Amdocs Product Support organization. The SAM holds regular ongoing sessions with Amdocs Delivery teams and system integrators to review case statuses and verify priorities.

3.2.1.	Personalized Support Experience

The Support Account Manager is focused on your account and possesses an in-depth understanding of your specific business challenges. The SAM drives a preventive and proactive support service that best fits your business timelines, by ensuring that your issues are being expedited and receive the required attention from Amdocs Product Support.

3.2.2.	360 Degree View of Customer Product Support

The Support Account Manager has a 360-degree view of your product issues and the support activities that encompass the account’s project lifecycle. Ongoing monitoring and tracking of all the customer’s cases are performed by the SAM and an up-to-date progress report is issued periodically for joint reviews.

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3.2.3.	Customer-Specific Reports and Communication

The Support Account Manager is responsible for providing the customer with generic and customer-specific reports, which may include product support status, critical fix alert notification, and case statistics dashboard. The SAM is also responsible for opening the communication channels, facilitating on-going meetings and leading periodic product support status reviews.

3.2.4.	Future Planning of Deployment Activities

Based on his in-depth knowledge of Amdocs products and understanding your business and goals, the SAM will work with you to plan an upgrade strategy for your production environment that balances the benefits of continuous system enhancements and system stability, while also considering your budget and timeline.

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4.	PREMIUM ONSITE SUPPORT

The Amdocs Premium Onsite Support offering increases peace of mind. The offering includes speedy service-level agreement support for the core and customization layers, as well as other technical consultancy services. This service is provided by Amdocs’ excellent support experts available onsite or offsite, and monitored by the Amdocs Product Support organization for additional back-office assistance.

4.1.	Comprehensive Onsite Support

Amdocs Premium Onsite Support offers our customers the option of having a dedicated Amdocs Product Support expert available, to provide personal, hands-on assistance and best practices for worry-free, close support.

4.1.1.	Support for System Core and Customization

For an overall solution support from a single vendor, when you deploy your Amdocs solution, you want to be sure that your core product and local extension layer (customization) will run smoothly for years to come, and will not be affected by changes in your system’s environment. With the Amdocs local extension layer (LEL) support service; you will receive superior support for your end-to-end solution from one vendor, enabling the continuous operation of your Amdocs solution. This support includes LEL problem analysis and correction, technical queries, and as with core issues, Amdocs developers are at hand, ready to leverage their knowledge of the customization layer and provide a suitable resolution.

4.1.2.	Committed, Unified Service-Level Agreements for Cases Restoration

The Premium Onsite Support package offers a unified service-level agreement covering both core and customization support for case restoration. The unified SLA simplifies case management and reporting, unifying support activities under Amdocs Product Support management. On a case-by-case basis, the SLA may be adjusted to suit the customer needs.

4.1.3.	Preventive Support to Minimize Solution Faults

The onsite expert provides technical assistance in advance of critical periods, to analyze and review status, identify risks and handle cases before they turn into critical situations, prepare a plan of action to minimize them, and enhance communication with Amdocs Product Support.

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This support onsite presence is particularly valuable during critical transition periods, go-live deployments, upgrades and peak time periods. The onsite expert can expedite case handling, and may prevent escalations

4.1.4.	Full Access to Back-Office Experts

Amdocs onsite expert is an integral part of the APS team, and has the unique ability to communicate directly with the support experts in the back office, enabling you to work more efficiently with our support.

4.1.5.	Support Implementation of New Maintenance Releases

In order to take full advantage of the Amdocs Product Support maintenance releases, proper implementation is required. From hot fixes to patch bundles and service packs, Amdocs will support the process of implementation and provide guidance by utilizing the experts that provided the maintenance release. Amdocs experts assist you through the entire process, from accompanying the project initiation, supporting scope definition and application design, through implementation and testing guidance.

4.2.	Ongoing Services

4.2.1.	Review and Definition of New Requirements

Based on our understanding of your business and coupled with expert knowledge of Amdocs products, Amdocs Product Support will review the new requirements that you present. We will also advise on how best to adopt them, offering new ideas and helping you define them aiming to best utilize the product while trying to maintain low costs.

4.2.2.	Ad Hoc Reports and Data Extracts

Amdocs Product Support offers customers both generic and customer-specific reports, including product support status, critical fix alert notification and a case statistics dashboard. The onsite support expert will use his knowledge of the system to extract specific data and provide ad hoc reports upon request.

4.2.3.	Change Request Customization and Development (Limited)

Your Local Extension Layer (customization) requires continuous improvement to prevent possible faults and support new business. On a case-by-case basis where minor customization enhancements are requested, our development teams will perform the analysis of the enhancement, assess the impact, create the design and develop the solution, while taking into account the existing customization and relation to core functionality.

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4.2.4.	Consultation on Test Scenarios and New Functionality Planning

Consultancy on testing scenarios is aimed to assist you in optimizing your testing effort, focus on the important functionality, and intending to ensure that the testing scope covers as much functionality as possible. When new functionality is introduced, customers can rely on Amdocs experts to guide them through planning of the design and development, including support of the impact assessment and cost estimations.

4.2.5.	Evaluation of Feature Updates and Upgrades

Staying proactive and constantly updating your product is key for developing your business and introducing new services. But such changes must be evaluated in advance, so you can make the best decisions on which features to update or when to upgrade your product. Our teams will assist you during analysis and provide recommendations so you can estimate costs and accelerate time to market by planning efficiently.

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5.	AMDOCS EXTENDED SUPPORT SERVICES

Amdocs Extended Support packages go far beyond core product support. Ongoing Support Services can provide proactive solution support, ongoing operational support and future planning. Amdocs pinpoint Professional Services solve key challenges across the entire solution lifecycle for successful project completion and effective system adoption. Third-Party and Legacy Support provide a range of critical support services for synergetic third-party and legacy business-critical applications.

Amdocs Extended Support is an optional, supplementary package to Amdocs Preferred or Premium Support.

With Amdocs Extended Support, you can pick and choose from a range of available services to build a proactive program that is uniquely suited to your business requirements

5.1.	Ongoing Support Services

Amdocs Ongoing Support offers solution support by product experts for Amdocs installed solutions, including case analysis and restoration, optimization of system operability and cost-efficient operations support. It also features future releases support, including enhancement planning and implementation, helping the systems keep pace with your business.

5.1.1.	Solution Support

Solution Support offers ongoing support administered by experts to resolve solution issues, including case management, technical consultation and customization layer code fixes

5.1.1.1.	Case Management

Solution support offers a comprehensive set of case management services, offering peace of mind through 24/7 availability for critical cases, combined with fast response and restoration times (guaranteed by service-level agreements). The support process is simplified from your point of view, as Amdocs handles case registration and tracking, and coordinates the case handling with the core product.

In addition to analyzing and locating the problem source and designing and delivering workarounds if needed, Amdocs Support teams will take the case management a step further and provide support in recovering data errors or implementation of a solution release.

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AMDOCS EXTENDED SUPPORT SERVICES

5.1.1.2.	Customization Layer Code Fix

Amdocs enables you to benefit from end-to-end support from a single vendor by providing code fixes to your local extension layer (customization layer). The service includes design and development of customization code, as well as configuration code fixes.

5.1.1.3.	Technical Consultation

Amdocs support extends the support service to cover the development lifecycle from the design phase by providing consultation during design reviews. Amdocs support of design reviews helps customers detect development issues early on thus reducing incidents during development. The service further enables customers to make technical queries, directly to Amdocs experts, regarding technical difficulties they might face such as troubleshooting unexpected behavior of documented features, further elaboration on documented features, or in order to receive guidance to information available in the knowledge base.

Amdocs support includes assistance to customers in overcoming technical difficulties, and design reviews support.

5.1.1.4.	Testing Review

In order to ensure smooth implementation of code fixes and new releases, fully comprehensive testing is needed. Amdocs offers to review test cases for code fixes and new releases, as well as a review of the customers’ detailed test scenarios, to validate testing coverage. Missed scenarios that can turn into critical situations are thus avoided.

5.1.2.	Operational Support

Operational Support offers system operability optimization to ensure maximum systems benefit and cost efficient operations

5.1.2.1.	Job Execution

Ensuring application jobs are loaded and run on-time, and without failures, is a key factor in ensuring your production environment is fully operational. Amdocs will handle the application jobs, while reporting and recording any incidents.

5.1.2.2.	Configuration and Parameterization

In order to adjust the product to your business needs, Amdocs will set up the system business parameters and maintain them in accordance with your needs. In cases where Amdocs Enterprise Product Catalog is installed, we will manage the product.

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5.1.2.3.	System Monitoring and Control

Operational support service includes ongoing monitoring of your solution. This monitoring also includes application error messages and support request management.

5.1.2.4.	Infrastructure Activities

Operational support offers a set of infrastructure activities, including database management –across all applications, based on our best practices, Production Environment Management, and adjustments to the operation system (when required).

5.1.3.	Future Releases Support

Future Releases Support includes enhancement planning and implementation to ensure that your systems are keeping pace with the businesses, including support for translating business requirements to software requirements

5.1.3.1.	Support for New Business Needs

Future Releases Support keeps service providers ahead of the curve by capturing requirements and recommending improvements. Amdocs supports the translation process of your business requirements to software requirements, and provide support where needed. In cases where customization enhancements are required, an impact assessment is performed to allow proper planning and implementation.

The support extends even further, to the implementation and deployment stages. In the implementation stage, test scenario consultation is designed to guarantee that the new business is fully supported by the system. In the deployment stage, release management/production management makes sure the new functionality is added to production through proper change management to avoid service interruptions.

5.2.	Proactive Professional Services

Amdocs Proactive Professional Services, which are provided by Amdocs applications experts, are pinpoint services that solve key challenges across the entire solution lifecycle for successful project completion and effective system adoption.

5.2.1.	Operations Optimization

5.2.1.1.	System Health Check

System Health Check is an onsite, preventive service designed to assess the current system status and life expectancy, identify possible performance and availability problems using a system performance monitoring, and recommend adjustments and tuning of the system setup to optimize the continuous operation of Amdocs products. Amdocs performance analysts

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use designated tools and accumulated knowledge to analyze performance-related aspects of Amdocs’ installations, and identify major bottlenecks across the environment, database, operating system, middleware and major applications.

The System Health Check report outlines key findings, highlights risks that require immediate attention, recommends adjustments and performance improvement actions that should be taken, and advice on issue restoration across all layers.

5.2.1.2.	Operation Tuning

Operation tuning includes a set of services that help our customers derive maximum benefit from their existing Amdocs investments. These incorporate optimization of system operability, supporting our Customer’s effort in reduction of inefficiencies and costs, while shortening critical processes and automating tasks, and supporting system tuning.

5.2.1.3.	New Business Requirements Analysis

Based on the understanding of your business and coupled with the expert knowledge of Amdocs products, Amdocs recommends paths for achieving new functional goals. While capturing your requirements, Amdocs accompanies the translation process of your business requirements to software requirements and provides support where needed. To guarantee minimum interruption of your existing functionality and performance, an impact evaluation of the new requirement is also offered.

5.2.2.	Upgrade Start-Up and Training

Timely upgrades are critical to reducing long-term total cost of ownership, allowing the software investment to pay off via evolving business capabilities and technology advancements in the product. This service takes current Amdocs’ and non-Amdocs’ solutions and future enhancements plans as input, and recommends a path to achieving those goals. The suggested “path” typically includes system upgrades and interfaces, process automation, and adoption of new product applications.

The Amdocs product upgrade assessment is made to support service providers’ assessments of their current systems (including the customization level, version, database platform and interfaces) and support them determine the level of effort to upgrade (time, cost, and risks). It will help service providers establish a business case for an upgrade before a decision is made. To further assist the upgrade process, knowledge transfer to customers’ IT staff takes place, allowing them to make better decisions. In addition, Amdocs, as part of the upgrade kickoff, can perform a first phase run-through, aiming to a successful upgrade.

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5.2.3.	Customer Adviser

Service providers are matched with a technical consulting expert, who will walk them through the support process and assist with decision-making across the entire lifecycle of the process. The adviser will serve as a point of contact and obtain the participation of additional resources (as necessary). Amdocs consulting services help our customers derive maximum benefit from their existing Amdocs and Non-Amdocs investments by incorporating Amdocs’ best practices, business processes, benchmarks and software tools designed to increase efficiency.

5.2.4.	Proof of Concept

The Proof of Concept (PoC) provides a first glance at the business and technical capabilities of Amdocs’ products and cross-portfolio product solutions in order to demonstrate the product capabilities and help direct the customer on how to best utilize the system. It also demonstrates the most common business scenarios in various areas (predefined or tailored scenarios) adjusted to service providers’ specific business needs.

5.3.	Third-Party and Legacy Support

Amdocs Third-Party and Legacy Support offers an extensive range of unified and verified support services for synergistic third-party and legacy business-critical applications. Our post-production support for B/OSS IT systems and telecom-specific enterprise applications is designed to gradually reduce total cost of ownership. As a centralized, one-stop-shop with top telecom experts, Amdocs aims to decrease its customers’ risks and accelerate time to market.

This offer is part of the Extended Support offering; however, it is to be discussed between Amdocs and the customer, agreed, and purchased on a case-by-case basis.

5.3.1.	Advanced, Automated Case Handling

The service includes access to the Self Service portal, the support Front Desk and Level 2 support. In addition, Amdocs will cooperate closely with the third-party vendor synchronizing the support effort until a solution is found.

5.3.2.	Proactive Services and Tools

Amdocs Third-Party and Legacy Support offers proactive tools and services that are designed to continuously improve the underlying operation of your products and proactively prevent faults. Services include the customization layer support (local extension layer), the coordination and testing of fixes that were provided, and automated support tools.

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5.3.3.	Personalized Services

Personalized services include reports and measurements based on your service-level agreement. These services provide the relevant information that you will need in order to manage your problems correctly. Optional services which may be added include a dedicated Support Account Manager or onsite expert. These professionals possess in-depth understanding of business and integration environments and are the best single point of contact within the support organization.

5.3.4.	Support Community

We have established a one-stop-shop for support information with single login to integrated online support community that features community discussion forums, an extensive knowledge base, and all of our documentation. Members benefit from our shared expertise, which includes “Meet the Expert” panels, as well as “How To” tips published by experts.

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6.	PROACTIVE SUPPORT TOOLS AND TECHNOLOGY

Amdocs Support utilizes a broad set of proactive tools and advanced technology designed to achieve fault tracking and prevention, and for performance monitoring and optimization. These tools enable our customers to enjoy an advanced and efficient support experience.

The following tools and technology are used by Amdocs, and independently by customers:

Amdocs Log Explore

•	Embedded monitoring and improved problem diagnostics

•	Real-time analysis of the application log and problem identification enables a faster time to restoration

Amdocs Monitoring and Control

•	Constantly monitors Amdocs products-related production systems

•	Has the ability to increase operational efficiency and to ensure that problems are identified and handled before they become critical

Next Generation Online Support Services Suite

•	The suite includes a self-service portal, interactive knowledge base, download center, reports, and so on

Amdocs Product Support Community

•	Enjoy a collaborative support experience

•	Speed time-to-value and achieve greater independence

Cross Portfolio Installer

•	Portfolio-level solution for setup and deployment of Amdocs applications (install, configure, and maintain)

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PROACTIVE SUPPORT TOOLS AND TECHNOLOGY

Following is a sample list of tools that are used internally by Amdocs support experts:

Hot Fix Tool – environment operation tool

•	A unified, smooth, traceable process for deploying software “hot fixes”

Database Deployment Management

•	Building and maintaining environment databases

•	Creating and running patches and upgrades

Transaction Performance Management

•	Monitors, measures, analyzes, and tunes systems

•	Alerts for performance problems and bottlenecks, and drills down to the root cause

Code Build tool

•	Code review and code comparison

•	Track changes, enable roll-back and review

Memory Leaks Detection – Debugger

•	Supports batch mode memory leak detection

•	Analyzes the application during runtime

Testing Automation Tools

•	Designed to reduce the time and effort of generating test flows

Amdocs SMART (Support, Monitoring, Analysis and Remote Troubleshooting)

•	Enables Amdocs to investigate and troubleshoot the Amdocs Online Charging environment

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7.	AMDOCS PRODUCT RELEASE SUPPORT POLICY

Amdocs Product Support believes your investment in an Amdocs product is an investment in your business’ future. You are entitled to new releases of your purchased products and we strongly recommend upgrading to a supported release. However, if the needs of your business make it advantageous to remain with an existing release, our long term product release support policy ensures that you take full advantage of the award-winning functionality of your installed Amdocs release.

7.1.	Product Support Lifecycle

The Amdocs product release support policy defines three stages in the product support lifecycle6:

Full Support is available for five years from the General Availability date of the release of the applicable product. This includes the full range of Amdocs Product Support services, as determined by the Support package you select.

Continued Support is available for three years7 subsequent to the end of Full Support, for an additional fee. This limited support program includes the following services:

•	Around-the-clock access to Amdocs Product Support – L1 Support via web, e-mail or phone

•	L1 Support target time – same as in Full Support

•	Access to Amdocs Product Support portal

•	Access to online knowledge base and other online resources

•	Code fix for Severity 1 cases in production (to be provided 24*7 if during Full Support period, customer used the Preferred Support offering)

•	Product Analyst (L2) technical support for cases at all severity levels

•	Entitlement to new releases, if available

[6]	The release support policy applies to Amdocs 6 or later releases. Basic Support does not apply to OSS.
[7]	For OSS products, Continued Support is available for one-year subsequent to the end of Full Support.

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AMDOCS PRODUCT RELEASE SUPPORT POLICY

Basic Support sustains support for an agreed upon time for your installed version. Basic Support includes:

•	Around-the-clock access to Amdocs Product Support via web, e-mail or phone

•	Front-desk target time – same as in Full Support

•	Access to Amdocs Product Support portal

•	Access to online knowledge base and other online resources

•	Product Analyst (L2) technical support for Severity 1 cases in production

•	Entitlement to new releases, when available

7.2.	Third-Party Platforms Certification

Amdocs products are bundled or integrated with various third-party products. When a third-party vendor introduces a new version of its product, hardware platform, framework, database and/or operating system, you may be required to upgrade your third-party platform to a later published version. Amdocs offers a third-party platform certification service for your existing Amdocs installed product. This service is considered and offered by Amdocs on a case-by-case basis.

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8.	TERMS OF SERVICE

This chapter clarifies and highlights issues regarding Amdocs Product Support offerings and describes certain customer responsibilities which are needed to enable Amdocs Product Support to deliver its services efficiently. Note: The terms used here shall, unless otherwise defined, have the meaning ascribed to them in the Amdocs Software License & Maintenance Agreement between Amdocs and the customer.

•	The customer shall use the English language to report all cases and for all communications with Amdocs Product Support.

•	When customers cannot use the Amdocs Product Support Portal due to technical reasons, they may communicate with Amdocs Product Support via email.

•	Prior to opening a case, the problem should be analyzed and identified as a defect in the Software (as defined below).

•	When a case is opened, an accurate description of the problem should be provided along with reproduction steps and all corresponding logs, data, screen shots and error messages.

•

Production cases of Severity 1 or similar emergencies that require immediate attention require a telephone notification by the customer to Amdocs Product Support in addition to creating a case via the Amdocs Product Support Portal.

•	For all Severity 1 and 2 cases, the customer must keep suitable personnel continuously available to respond to Amdocs Product Support queries and requests.

•

Handling times exclude any periods of time when Product Support is waiting for a response from the customer (such as information required to debug a problem), or when web connectivity fails or slows significantly due to reasons that are not under Amdocs sole responsibility and control.

•

Customers must be using supported software releases including the periodic software updates as instructed by Amdocs to receive support. If a third party vendor retires support for its product, you may be required to upgrade to a current certified application, hardware platform, framework, database and/or operating system configuration to continue receiving support services.

8.1.	Offering Clarifications

•

Amdocs Product Support, as described in this document for the Preferred Support and the Premium Support packages, is provided for Amdocs’ proprietary generic (core) software product licensed to the customers under the Software License and Maintenance Agreement between Amdocs and the customer (which does not include customizations of any kind) (the “Software”) and all references in section 2 and 3 to product or software

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AMDOCS PRODUCT SUPPORT OVERVIEW

TERMS OF SERVICE

shall be deemed to refer to the Software. Support or other services for any non-core software, including (without limitation) for third-party software products and for the LEL (Local Extension Layer, which may include customizations, localizations and/or implementations) may be provided as part of the Premium Onsite Support package or as part of the Amdocs Extended Support Services, as shall be agreed by the parties.

•

All references in this document to errors, defects, problems, cases, bugs or other types of problems mean errors that cause the Software not to function in material conformity with the Software Documentation. Amdocs Product Support will correct a specific defect only if that defect can be reliably reproduced by the customer in the generic product environment. Correction may be in the form of a workaround, temporary fix, etc.

•	Entitlement to new version releases may not include new applications or add-on applications that Amdocs may bring to the market. These may need to be purchased separately.

•	24x7 case handling is provided for business-critical situations (i.e., Severity Level 1 situations) in production.

•	Onsite services included in the Amdocs Preferred Support package do not include travel and travel-related expenses costs.

•	Onsite visits will be performed at Amdocs’ discretion and are subject to the availability of Amdocs experts and business representatives.

•	Business innovation workshops will be offered to customers at Amdocs discretion and are subject to the availability of Amdocs experts.

•	Additional Named Users, in addition to the six Named Users offered with the Amdocs Preferred Support package, are available for an additional fee.

•	The following types of services are not included in the Preferred Support and Premium Support packages:

•	Configuration or installation services in order to implement any upgrade, fix, patch, Service Pack or any other deliverable, and any clean-up activity resulting from such installation.

•	Data management, data retrieval, data file copying or distribution, administration and other routine operational responsibilities.

•	Software rebuilds, disc rebuilds or data restoration.

•	Any modification to the Amdocs products or Amdocs Product Support Service required as a result of legislative changes.

•

The Amdocs software product portfolio includes and integrates with some products that are based on third party, ISV technologies. Under this offering, we do not provide support for questions or problems arising from the use of the third-party product.

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Proprietary and Confidential

9.	SEVERITY LEVEL DEFINITIONS

9.1.	Severity 1 (Production Environment)

The system is either completely unavailable or a recurring problem renders the system inoperable; the problem or defect causes data corruption in a way that cannot be recovered and the problem or defect has one or more of the following characteristics:

•	Main online system hangs indefinitely or there is severe performance degradation, causing unreasonable wait times for resources or response times.

•	Main online system crashes repeatedly – critical functionality is not available or the application cannot continue because a vital feature is not functioning.

•	Critical business data is lost in an unrecoverable manner.

9.2.	Severity 1 (Non-Production Environment)

The defect causes a major fault in the application, a large piece of functionality or major system component is completely broken, and there is NO workaround, and significant testing cannot continue.

•	OSS Products: N/A8

•	Other Products: relevant to UAT environment only

9.3.	Severity 2 (Production Environment)

System functionality is limited, resulting in critical business processes that are impacted or there is the potential for the problem or defect to cause data corruption, and the problem or defect has one or more of the following characteristics:

•	A key application process crashes, but processes successfully on restart.

•	Data cannot be edited or saved, but it does not prevent production of critical output.

•	Main online system crashes repeatedly; critical functionality is available but re-keying data or restarting the system is required.

9.4.	Severity 2 (Non-Production Environment)

This is a major defect where a large piece of functionality or major system component is not working properly. However, there is a workaround and significant testing can continue.

[8]	Customer cannot open a Severity 1 level case for OSS products on Customer’s Non-Production Environment.

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Proprietary and Confidential

AMDOCS PRODUCT SUPPORT OVERVIEW

SEVERITY LEVEL DEFINITIONS

9.5.	Severity 3 (Production Environment)

The system is impaired, but key business processes are not interrupted. The problem or defect has one or more of the following characteristics:

•	Online system crashes infrequently, but critical functionality is still available.

•	Reporting or querying capability is impaired.

•	Non-critical application process crashes infrequently.

•	The performance of the system is not as documented; however, the output is intact.

•	A workaround exists; however, there is operational or business impact.

9.6.	Severity 3 (Non-Production Environment)

This is a minor defect that imposes some loss of functionality which is not in the main stream of system functionality, or one for which there is an acceptable and easily producible workaround. Testing can proceed without interruption.

9.7.	Severity 4 (Production Environment)

The system is impaired, but a workaround exists; there is little or no operational or business impact, or a minor issue with no discernable impact on the customer’s operation, routine administrative requests, or queries that do not necessitate an immediate response.

9.8.	Severity 4 (Non-Production Environment)

This is a cosmetic defect – usually issues that have no impact on the environment functionality, such as a slight GUI mistake and the appearance of fields in the screen that are inconvenient.

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Proprietary and Confidential

ANNEX 3 TO EXHIBIT C

FEE CALCULATIONS

Set forth below are non-exclusive, hypothetical examples of the calculation of the Subsequent Subscriber License Fee pursuant to Section 6.5.5(c) of the Agreement and the portion of the annual Maintenance Fee pursuant to clause (ii) of Section 4 of Annex 1 to Exhibit C. Capitalized terms used herein are used as defined in the Agreement.

Solely for purposes of these examples, assume that the number of Subscribers on the Subscriber Base Date was [**].

Example 1:

If, at the following anniversary dates of the Subscriber Base Date, the number of Subscribers were as set forth below, then the amount of the Subscriber License Fee would be as follows:

Anniversary	Subscribers	Increase over prior “high water mark” of Subscribers since Subscriber Base Date	Subsequent Subscriber License Fee
1	[**]	[**]	[**]
2	[**]	[**]	[**]
3	[**]	[**]	[**]
4	[**]	[**]	[**]

Example 2:

If, at the following anniversary dates of the Subscriber Base Date, the number of Subscribers were as set forth below, then amount of the Subscriber License Fee would be as follows:

Anniversary	Subscribers	Increase over prior “high water mark” of Subscribers since Subscriber Base Date	Subsequent Subscriber License Fee
1	[**]	[**]	[**]
2	[**]	[**]	[**]
3	[**]	[**]	[**]
4	[**]	[**]	[**]
5	[**]	[**]	[**]
6	[**]	[**]	[**]

Example 3:

If, at the following anniversary dates of the Subscriber Base Date, the number of Subscribers were as set forth below, then the portion of the Maintenance Fee pursuant to clause (ii) of Section 4 of Annex 1 to Exhibit C would be as follows:

Anniversary	Subscribers	Actual incremental Subscribers since Subscriber Base Date (i.e. number of Subscribers at anniversary date minus number of Subscribers at Subscriber Base Date, but not less than zero)	Clause (ii) portion of Maintenance Fee to be paid in advance (i.e. at the beginning of the year)
1	[**]	[**]	[**]
2	[**]	[**]	[**]
3	[**]	[**]	[**]
4	[**]	[**]	[**]

Example 4:

If, at the following anniversary dates of the Subscriber Base Date, the number of Subscribers were as set forth below, then the portion of the Maintenance Fee pursuant to clause (ii) of Section 4 of Annex 1 to Exhibit C would be as follows:

Anniversary	Subscribers	Actual incremental Subscribers since Subscriber Base Date (i.e. number of Subscribers at anniversary date minus number of Subscribers at Subscriber Base Date, but not less than zero)	Clause (ii) portion of Maintenance Fee to be paid in advance (i.e. at the beginning of the year)
1	[**]	[**]	[**]
2	[**]	[**]	[**]
3	[**]	[**]	[**]
4	[**]	[**]	[**]
5	[**]	[**]	[**]
6	[**]	[**]	[**]

Note: The total Maintenance Fee for any Maintenance Period will be determined by adding the amounts listed above to the $[**] applied by virtue of clause (i) of Section 4 of Annex 1 to Exhibit C.